SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number: 1-13.396
TRANSPORTADORA DE GAS DEL SUR S.A.
(Exact name of Registrant as specified in its charter)

GAS TRANSPORTER OF THE SOUTH
(Translation of Registrant's name into English)

Argentina
(Jurisdiction of incorporation or organization)

Don Bosco 3672
5th Floor
C1206ABF Buenos Aires
Argentina
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, representing Class "B" Shares	New York Stock Exchange
Class "B" Shares, par value Ps.1 each	New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

Class "A" Shares, par value Ps.1 each	405,192,594
Class "B" Shares, par value Ps.1 each	389,302,689
	794,495,283

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No _____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 _____ Item 18 __X__

TABLE OF CONTENTS:

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We maintain our financial books and records and prepare and publish our audited consolidated financial statements (our "**Financial Statements**") in Argentine pesos in conformity with generally accepted accounting principles in Argentina ("**Argentine GAAP**"), subject to certain specific requirements of the Comisión Nacional de Valores (the Argentine National Securities Commission, or "**CNV**") that may deviate from Argentine GAAP. In this annual report on Form 20-F ("**Annual Report**"), references to "pesos" or "Ps." are to Argentine pesos, and references to "U.S. dollars", "dollars" or "US$" are to United States dollars. A "billion" is a thousand million. References to "m^3" are to cubic meters, to "MMm^3" are to millions of cubic meters, to "MMm^3/d" are to millions of cubic meters per day and to "Bm^3" are to billions of cubic meters. References to "cf" are to cubic feet, to "MMcf" are to millions of cubic feet, to "Bcf" are to billions of cubic feet, to "d" are to day and to "HP" are to horsepower.

Our Financial Statements for the years ended December 31, 2004, 2003, 2002 and 2001 have been audited by Price Waterhouse & Co S.R.L. (member firm of PricewaterhouseCoopers), Buenos Aires, Argentina ("**Price**"), independent auditors. Our Financial Statements for the year ended December 31, 2000, were audited by Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen ("**Pistrelli**"), independent accountants. Pistrelli was engaged as our independent financial auditing firm until they were replaced by Price in March 2002. Arthur Andersen ceased practicing before the United States Securities and Exchange Commission ("**SEC**") on August 31, 2002. Price's audit report dated June 17, 2005 covering our Financial Statements as of December 31, 2004 and 2003 and for the three years in the period then ended is included in this Annual Report.

The reports of our independent auditors to our Financial Statements for the years ended December 31, 2003 and 2002 contained, among others, a modification due to: (i) our failure to meet our payment obligations under our outstanding indebtedness and the breach of certain other covenants there under, which resulted in our outstanding indebtedness being reclassified as short-term debt, (ii) the negative impact of the deterioration of the Argentine economy and the Argentine government's adoption of various economy measures, including the violation of the contractually-agreed License terms, and (iii) substantial doubt about our ability to continue as a going concern as a consequence of the uncertainty as to our ability to restructure such outstanding indebtedness and the terms and conditions of any such restructured indebtedness. As mentioned in Note 6 to our Financial Statements included elsewhere in this Annual Report, we restructured substantially all of our outstanding indebtedness on December 15, 2004. Consequently, Price's report on our financial statements as of and for the year ended December 31, 2004, contains no such modification.

Argentine GAAP and the specific requirements of the CNV that govern the preparation and presentation of our Financial Statements differ in certain significant respects from generally accepted accounting principles in the United States of America ("**US GAAP**"). Such differences involve methods of measuring the amounts shown in our Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Note 12 to our Financial Statements contains a description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, and a reconciliation of net income (loss) and total shareholders' equity, in each case from Argentine GAAP to US GAAP.

Our Financial Statements were prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995 when it was discontinued by a decree of the Executive Branch (**"Executive Branch"**) and a resolution of the CNV. Effective January 1, 2002, inflation accounting was reintroduced as part of Argentine GAAP by Resolution No. 3/2002 issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("**CPCECABA**") and General Resolution No. 415 of the CNV, in view of the resumption of significant inflation in Argentina. However, in view of the relative monetary stability in Argentina during 2003, on March 25, 2003, the Executive Branch, through Decree No. 664/01, suspended the application of inflation accounting for periods ending after such date, and the CNV issued General Resolution No. 441 suspending inflation accounting effective March 1, 2003. If we had applied inflation accounting for the period from March 1 to September 30, 2003: (i) net assets as of December 31, 2004 would have decreased by Ps. 73 million, (ii) net income for the year ended December 31, 2003 would have decreased by Ps. 36 million, and (iii) the impact on the result for the year ended December 31, 2004 would not be material. Amounts as of and for the year ended December 31, 2002 presented in our Financial Statements were restated, for comparative purposes, to constant pesos, as of February 28, 2003 in accordance with CNV General Resolution No. 441. The conversion factor used to restate this information for comparative purposes was 1.0074.

Under Argentine GAAP, our Financial Statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 2.c) and 2.h) to our Financial Statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, we have discontinued the restatement of our Financial Statements into constant currency as from March 1, 2003, not September 30, 2003, and have recorded deferred income tax assets and liabilities on a non-discounted basis, following the provisions of the regulations issued by the CNV.

Accordingly, Price, has issued a qualified report on our Financial Statements as of December 31, 2004 and 2003 and for the three years in the period then ended, stating that the application of the CNV regulations mentioned in the preceding two paragraphs represents a departure from Argentine GAAP.

Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by *Banco de la Nación Argentina S.A.* ("**Banco de la Nación**").

Certain amounts shown in this Annual Report are subject to rounding. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregate of the other figures in such table.

References to "we", "us" and "our" mean Transportadora de Gas del Sur S.A. ("**TGS**") and its consolidated subsidiary, Telcosur S.A. ("**Telcosur**").

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "will likely result," "intend," "projection," "should," "believe," "expect," "anticipate," "estimate," "continue," "plan" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are subject to various risks and uncertainties. When considering forward-looking statements, you should keep in mind the factors described in the "Item 3. Key Information—Risk Factors" and other cautionary statements appearing in "Item 5. Operating and Financial Review and Prospects". "Item 3. Key Information—Risk Factors" and other statements describe circumstances that could cause results to differ materially from those contained in any forward-looking statement.

Forward-looking statements include but are not limited to the following:

- changes in general economic, business, political or other conditions in Argentina;
- estimates relating to future tariffs and prices for our transportation services and future prices for our non-regulated business;
- statements relating to the prices of our natural gas liquids ("**NGL**") business and estimates of future volumes associated with our NGL business;
- statements regarding expected future political developments in Argentina and expected future developments regarding our license to provide gas transportation services through the exclusive use of the southern gas transportation system in Argentine (the "**License**"), the renegotiation process at the Unit for Renegotiation and Assessment of Utilities Contracts ("**UNIREN**"), regulatory actions by Ente Nacional Regulador del Gas ("**ENARGAS**") and any other governmental authorities that may affect us and our business;
- estimates relating to future revenues, including those from gas transportation contracts;
- statements and estimates regarding future pipeline expansion and the cost of, or return to us from, any such expansion;
- statements concerning the future impact of the creation of the Electronic Gas Market ("**MEG**"); and
- estimates of our future level of capital expenditures, including those required by ENARGAS and other governmental authorities.

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

- risks and uncertainties resulting from any non-compliance by us with the covenants contained in our newly restructured debt instruments;
- risks and uncertainties related to changes in the peso-U.S. dollar exchange rate and the Argentine domestic inflation rate, which can materially adversely affect our revenues, expenses and reported financial results;

- risks and uncertainties associated with our non-regulated business, including those related to international and local prices of NGL, taxes and other restrictions imposed on NGL exports, our ability to renegotiate our agreements with customers and possible increased regulation of the NGL industry in the future by the Argentine government;
- risks and uncertainties resulting from government regulations that affect our business and financial condition or results of operations, such as the prohibition on tariff increases, restrictions on payments abroad and exchange controls and risks and uncertainties resulting from the prospect of additional government regulation or other governmental involvement in our business;
- developments in litigation;
- changes to or revocation of our License;
- risks associated with the collection of receivables in light of the difficult economic environment in Argentina;
- risks and uncertainties associated with unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets or expenditures required or otherwise mandated or initiated by ENARGAS or other governmental authorities for the expansion of our pipeline system or other purposes;
- risks and uncertainties relating to the energy crisis in Argentina, including the risk that we may effectively be forced to make investments or take other actions that may not be as commercially attractive as other actions;
- risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us; and
- the factors discussed in "Item 3. Key Information—Risk Factors" below.

Our actual results may differ materially from the results anticipated in these forward-looking statements because such statements, by their nature, involve estimates, assumptions and uncertainties. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report, and we do not undertake any obligation to update any forward-looking statement or other information to reflect events or circumstances occurring after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements as of and for the years ended December 31, 2004, 2003 and 2002, and our Financial Statements as of and for the years ended December 31, 2002, 2001 and 2000, restated in constant pesos as of February 28, 2003. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements, including the independent auditors reports thereon and the notes related thereto, and the discussion in "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report.

For important information relating to our Financial Statements including information relating to the preparation and presentation of the audited consolidated financial statements and the following selected financial data, see "Presentation of Financial and Other Information" above.

	As of and for the year ended December 31, (in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)				
	2004	2003	2002 [(4)]	2001 [(4)]	2000 [(3)] [(4)]
Income Statement Data:					
Net revenues [(1)]	994,084	892,795	939,457	1,220,256	1,083,683
Operating income	453,750	406,897	435,858	698,924	649,360
Net financial expense	(260,935)	(219,847)	(1,071,371)	(198,134)	(213,039)
Net income (loss) before income tax	158,494	164,642	(646,233)	374,121	431,380
Net income (loss) for the year	147,928	286,174	(608,402)	239,925	277,548
Per Share Data: [(2)]					
Net income (loss) per share	0.19	0.36	(0.77)	0.30	0.35
Net income (loss) per ADS	0.93	1.80	(3.83)	1.51	1.75
Balance Sheet Data:					
Property, plant and equipment, net	4,318,150	4,408,468	4,960,579	4,510,577	4,259,190
Total current assets	610,659	810,525	354,513	315,048	212,138
Total non-current assets	4,534,812	4,642,704	5,091,179	4,657,910	4,452,541
Total assets	5,145,471	5,453,229	5,445,692	4,972,958	4,664,679
Total current liabilities	354,959	3,383,493	3,654,379	696,034	611,513
Total non-current liabilities	2,583,912	11,064	18,815	1,896,024	1,705,057
Total liabilities	2,938,871	3,394,557	3,673,194	2,592,058	2,316,570
Shareholders' equity	2,206,600	2,058,672	1,772,498	2,380,900	2,348,109
Other Data:					
Common stock (nominal value)	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment (includes work in progress)[(5)]	109,385	44,245	105,383	423,044	134,392
Depreciation and amortization	197,899	200,454	229,154	193,341	173,861

	As of and for the year ended December 31, (in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)				
	2004	2003	2002 [(4)]	2001 [(4)]	2000[(3) (4)]
US GAAP Information:					
Net income (loss)……………………	151,634	597,714	(355,902)	(1,088,415)	282,510
Shareholders' equity..........................	1,257,386	1,103,950	504,378	857,371	2,164,859
Net Income (loss) per share [(2)]..........	0.19	0.75	(0.45)	(1.37)	0.36
Net Income (loss) per ADS [(2)]...........	0.95	3.76	(2.24)	(6.85)	1.78

(1) Includes Ps. 434,343; Ps. 422,093; Ps. 532,051; Ps. 954,230 and Ps. 870,746 of gas transportation net revenues and Ps. 559,741; Ps. 470,702; Ps. 407,406; Ps. 266,026 and Ps. 212,937 of NGL production and commercialization and other services net revenues for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively.
(2) Net income (loss) per share under Argentine GAAP and US GAAP have been calculated for every year based on the 794,495,283 common shares outstanding at December 31 of each year. Each American Depositary Share (**"ADS"**) represents five shares.
(3) Such amounts reflect certain reclassifications for comparative purposes with the years ended December 31, 2004, 2003, 2002 and 2001, which reclassifications were required by ENARGAS rules.
(4) Such amounts reflect certain reclassifications for comparative purposes with the years ended December 31, 2004 and 2003, which reclassifications were required by new accounting standards issued by the Argentine Federation of Professional Councils in Economic Sciences (the "**Argentine Federation**").
(5) For more information, see Note 3 to our Financial Statements, included elsewhere herein.

Dividends

A summary of the dividends paid during the five most recent years is set forth below:

	Millions of Ps. [(1)]	Ps. per share [(1)]	Millions of US$ [(2)]	US$ per share [(2)]	US$ per ADS [(2)]
2000[(3)]	209.0	0.263	95.1	0.120	0.599
2001[(4)]	207.1	0.261	94.2	0.119	0.593
2002..........	0.0	0.000	0.0	0.000	0.000
2003..........	0.0	0.000	0.0	0.000	0.000
2004..........	0.0	0.000	0.0	0.000	0.000

(1) Stated in constant pesos as of February 28, 2003.
(2) Stated in U.S. dollars as of the payment date. See "Exchange Rates" for information on the exchange rates used in this Annual Report.
(3) The payments were made on February 29, 2000 and August 8, 2000.
(4) The payments were made on March 12, 2001 and August 21, 2001.

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our annual financial statements and approved by a shareholders' meeting as described below. As a consequence of the Argentine economic crisis that began in December 2001, which had a material adverse effect on our economic and financial position, we have not paid dividends since 2001. Our debt instruments currently limit our ability to declare and pay dividends. See "Item 10. Additional information—Material contracts—New Debt Obligations."

Our Board of Directors may declare interim dividends, in which case the members of the Board of Directors and of the Statutory Audit Committee are jointly and severally liable for such distribution, if such declaration is not in accordance with the Commercial Companies Law and our By-laws.

Our Board of Directors regularly submits our Financial Statements for the preceding fiscal year, together with reports thereon by the Statutory Audit Committee, to the shareholders at the annual ordinary shareholders' meeting for approval. According to Argentine law, this ordinary shareholders' meeting must be held to approve the financial statements and determine the allocation of our net income for such year. Under the Commercial Companies Law in Argentina, the shareholders are required to allocate a legal reserve equal to 5% of each fiscal year net income, provided that there is no unappropriated retained deficit. In such case, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally required until such reserve equals 20% of the sum of (i) "Common stock nominal value" plus (ii) "Cumulative inflation adjustment to common stock", as shown on our Consolidated Statement of Changes in Shareholders' Equity. If the legal reserve falls below the 20% required amount, dividends may not be paid until the legal reserve has been restored to at least the required 20% threshold. The amount represented by the legal reserve is not available for distribution as dividends. Under our By-laws, after the allocation to the legal reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the shareholders' meeting. Dividends must be paid within 30 days of their declaration. For information on dividend taxation, see "Item 10. Additional Information—Taxation—Argentine Taxes."

Exchange Rate Information

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class B Shares on the Buenos Aires Stock Exchange ("**BASE**") and, as a result, would likely affect the market price of our ADS. In addition, such fluctuations will affect the dollar equivalent of peso amounts reported in this Annual Report. Currency fluctuations would also affect the U.S. dollar amounts received by holders of American Depositary Receipts ("**ADRs**") on conversion by the Depositary of cash dividends paid in pesos on the underlying Class B Shares.

Beginning in April 1991, under the Convertibility Law No. 23,928 (the "**Convertibility Law**"), the Central Bank was required to buy or sell U.S. dollars to any person at a rate of one peso per U.S. dollar. On January 11, 2002, the Central Bank ended a banking holiday that it had imposed on December 21, 2001. Subsequently, the Argentine government amended the Convertibility Law, allowing the exchange rate to float freely for the first time since April 1991. Heightened demand for scarce U.S. dollars caused the peso to trade well above the one-to-one parity prevailing under the Convertibility Law. As a result, the Central Bank intervened on several occasions by selling U.S. dollars in order to lower the exchange rate. The Central Bank's ability to support the peso by selling U.S. dollars depends, however, on its limited U.S. dollar reserves; the value of the peso has continued to fluctuate significantly. In response to high demand for U.S. dollars in Argentina and the scarcity of U.S. dollars to meet that demand, the Argentine government imposed several temporary freezes, or holidays, and imposed other restrictions on exchange transactions since the Convertibility Law was repealed. For additional information regarding factors affecting the value of the peso, see "—Risks Factors—Risks Relating to Argentina" below. On February 8, 2002, Executive Order No. 260/02 was issued, providing that beginning February 11, 2002, a single free exchange market would channel all foreign currency exchange transactions, to be made at the rates agreed between the parties, pursuant to Central Bank requirements.

The following table sets forth, for the periods indicated, high, low, average and period-end exchange rates between the peso and the U.S. dollar, as reported by Banco de la Nación. The Federal Reserve Bank of New York does not publish a noon buying rate for the peso. The average rate is calculated by using the average of Banco de la Nación reported exchange rates on each day during the relevant monthly period and on the last day of each month during the relevant annual period.

	Pesos per U.S. dollar			
	High	Low	Average	Period end
2005				
June (through the 23rd)	2.8960	2.8660	2.8825	2.8720
May	2.9000	2.8830	2.8904	2.8830
April	2.9190	2.8790	2.9007	2.9100
March	2.9570	2.9110	2.9263	2.9170
February	2.9380	2.8940	2.9185	2.9380
January	2.9700	2.9220	2.9445	2.9240
2004				
December	2.9890	2.9440	2.9712	2.9790
November	2.9740	2.9340	2.9538	2.9450
October	2.9800	2.9550	2.9688	2.9700
September	3.0110	2.9780	2.9944	2.9810
August	3.0600	2.9870	3.0135	2.9970
July	2.9800	2.9400	2.9561	2.9800
June	2.9710	2.9410	2.9599	2.9580
May	2.9670	2.8500	2.9183	2.9600
April	2.8670	2.8030	2.8345	2.8400
March	2.9320	2.8600	2.8959	2.8600
February	2.9550	2.9170	2.9316	2.9230
January	2.9520	2.8450	2.8947	2.9280
Year ended December 31,				
2004	3.0600	2.8030	2.9414	2.9790
2003	3.3500	2.7600	2.9489	2.9300
2002 (1)	3.9000	1.6000	3.2650	3.3700
2001 (1)	1.0000	1.0000	1.0000	1.0000
2000	1.0000	1.0000	1.0000	1.0000

(1) The Argentine Central Bank imposed a banking holiday from December 21, 2001 to January 11, 2002, during which time there was no official exchange rate between the peso and U.S. dollar.

For your convenience and except as we specify otherwise, this Annual Report contains translations of peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each fiscal year. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On June 23, 2005, the reported exchange rate was Ps. 2.8720=U.S.$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because our primary assets and revenues are peso-denominated while substantially all of our liabilities and capital expenditures are U.S. dollar-denominated.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risks and uncertainties, and any other information appearing elsewhere in this Annual Report. The risks and uncertainties described below are intended to highlight risks and uncertainties that are specific to us. Additional risks and uncertainties, including those generally affecting Argentina and the industry in which we operate, risks and uncertainties that we currently consider immaterial or risks and uncertainties generally applicable to similar companies in Argentina may also impair our business, results of operations, the value of our securities, and our ability to meet our financial obligations.

The information in this Risk Factors section includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in "Cautionary Statement Regarding Forward-Looking Statements" above.

Risks Relating to Argentina

Overview

We are a *sociedad anónima* and nearly all of our operations and assets are located in Argentina. A significant portion of our revenues are generated in Argentina and, consequently, are peso-denominated. Conversely, substantially all of our indebtedness is U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina and on the exchange rate between the peso and the U.S. dollar. As detailed below, in the past several years the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of U.S. dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have and may continue to significantly affect our financial condition and results of operations and may impair our ability to make payments of principal and/or interest on our financial indebtedness.

Potential future devaluation of the peso creates uncertainty as to Argentina's economic future and is likely to materially adversely affect our results of operations and financial condition and our ability to service our debt obligations.

The Public Emergency Law No. 25,561 (the "**Public Emergency Law**") ended more than a decade of uninterrupted U.S. dollar-peso parity under the Convertibility Law and eliminated the requirement that the Central Bank back the peso with reserves in gold and foreign currency at least equal to Argentina's outstanding peso monetary base. All throughout 2002, the peso-dollar exchange rate fluctuated significantly and, consequently, the Central Bank intervened on several occasions by selling U.S. dollars in order to lower such exchange rate. However, the policies adopted and the actions taken by the Argentine government may not be able to control the value of the peso. Although during 2003 and 2004 the peso-U.S. dollar exchange rate has remained relatively stable, it is impossible to predict future fluctuations in the exchange rate and how they could affect our results of operations and financial condition (see "—Exchange Rate Information" above). Moreover, we cannot predict or anticipate whether, and to what extent, the Argentine government will further modify its monetary policy and, if so, what impact any of those changes could have on the value of the peso. The devaluation of the peso and the uncertainty surrounding its future value relative to the U.S. dollar and other currencies place the Argentine economy at risk for further deteriorations.

Because substantially all of our indebtedness is U.S. dollar-denominated, further devaluation of the peso will negatively affect our revenues expressed in U.S. dollars while increasing the relative cost, in peso terms, of expenses and other financial obligations denominated in foreign currencies, thereby decreasing our cash-generating ability and materially adversely affecting our liquidity and our ability to service our debt.

At December 31, 2004, our total consolidated U.S. dollar-denominated indebtedness, excluding accrued and unpaid interest, was the equivalent of US$909.5 million.

Substantial inflation has occurred following the repeal of the Convertibility Law and in the future it may continue, which may materially adversely affect our results of operations and financial condition.

Argentina experienced significant inflation from December 2001 through January 31, 2003, with cumulative changes in the Consumer Price Index ("**CPI**") of 42.8% and in the Wholesale Price Index ("**WPI**") of 118.9%. This level of inflation reflected both the effect of the peso devaluation on production costs as well as a substantial modification of relative prices, partially offset by the elimination of public utility rate ("**tariff**" or "**rate**") adjustments and the large drop in demand resulting from the severe recession. Inflation slowed in 2003, with the CPI increasing by 3.7% and the WPI increasing by 2.0% for the year. Further, during 2004, the CPI increased by 6.1% and the WPI increased by 7.9%. Additionally, for the first quarter 2005, CPI increased by 4.0% and the WPI increased by 2.0%. This reduction in the relative level of inflation reflects the appreciation of the peso against the U.S. dollar, the increased demand for domestic currency and the distortion of relative prices due to the elimination of public service tariff adjustments.

Notwithstanding this continued stabilization, the Argentine economic and social situation have quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you that the Argentine economy will continue to grow.

Argentina's history of hyperinflation prior to the adoption in 1991 of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary and fiscal policy to control inflation. In the past, inflation materially undermined the Argentine economy and the ability of the Argentine government to create conditions that permitted growth for companies operating in Argentina. The unpredictability of Argentina's inflation rate makes it impossible for us to foresee how our results of operations and financial condition may be affected in the future by inflation. Because a significant portion of our revenues are peso-denominated, unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in a relative decrease in our revenues, which would have a material adverse effect on our business, results of operations and financial condition.

Argentina's ability to stimulate sustained economic growth, appease social unrest and repay its debt may depend on external financial assistance, which has been limited and may continue to be limited in the future.

Due to the failure of Argentina to meet budgetary targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund ("**IMF**") suspended disbursements under its lending arrangements with Argentina. On December 23, 2001, interim President Rodriguez Saa declared the suspension of debt payments on approximately US$65.4 billion of Argentina's approximately US$144.5 billion of sovereign debt, as of December 31, 2001. As a result of these events, international rating agencies downgraded the rating of Argentina's sovereign debt to default status.

On January 24, 2003, the IMF approved an eight-month US$3 billion Stand-by Credit Facility that was designed to provide transitional financial support to Argentina through the period ending August 31, 2003. This arrangement replaced Argentina's prior arrangements with the IMF. In September 2003, after the expiration of this transitional agreement, a long-term agreement was executed for the 2003-2006 period, which agreement postponed the maturity date of certain amounts of its debt and established a series of quantitative and qualitative conditions to be met by the Argentine government during the 2003-2004 period. These conditions included, among other things, the renegotiation of the public debt that is currently in default status, implementation of tax reforms and the adjustment of utility rates. Under the agreement, the status of these conditions is reviewed every three months. The first and second reviews were completed in January 2004 and March 2004, respectively.

In August 2004, the IMF announced the suspension of the third review and postponed disbursements to Argentina, in order to evaluate the implementation by the Argentine government of the pending structural reforms related to public utility contracts and the progress made in the renegotiation of the Argentine sovereign debt.

Also in August 2004, the Argentine government announced the suspension of negotiations with the IMF until December 31, 2004, in order to focus efforts on the restructuring of its defaulted sovereign debt. On September 17, 2004 the IMF granted Argentina a one-year grace period in the repayment of an amount of principal of approximately US$1,100 million, initially scheduled to mature between September 20, 2004 and January 17, 2005.

On November 1, 2004, the Argentine government filed with the SEC (and later with the securities commissions of Italy, Germany and Luxembourg) the terms of the new public debt securities to be issued in order to restructure the defaulted debt. Sovereign debt in default totaled approximately US$100 billion, comprised of principal and unpaid interest accrued before December 31, 2001. The new securities offered in connection with the exchange offer will be denominated in U.S. dollars, euros, Japanese yens and Argentine pesos (indexed by CER). On December 9, 2004, Executive Decree No. 1735/04 was issued, approving the debt restructuring under the terms and conditions set forth in the offering circular supplement attached to such Decree, and approving the terms and conditions of the new securities to be delivered in exchange for the eligible securities.

On January 14, 2005, the Argentine government officially launched the debt restructuring process and, on March 18, 2005, officially announced that 76.15% of bondholders had accepted the offer. The new bonds were to be issued in April 2005.

On February 10, 2005, the Argentine Executive Branch enacted Law No. 26,017, which prohibits the Argentine government from reopening the exchange offer. This law essentially eliminates the ability of the Argentine government from entering into separate negotiations with hold-outs that did not participate in the exchange offer process.

Several legal actions were filed in the U.S., Italy and Germany by bondholders who did not accept the Argentine government's offer, which delayed settlement of the exchange offer. On March 21, 2005, a U.S. District Court judge for the Southern District of New York issued several ex parte orders seeking to attach certain bonds with a face value of US$7 billion that had been tendered by bondholders participating in the debt exchange, effectively preventing the scheduled settlement by Argentina and its exchange offer. A week later, the judge decided to vacate the orders, but upon request of the plaintiffs, agreed to stay the vacatur pending plaintiffs' appeal to the 2nd U.S. Circuit Court of Appeals. On May 13, 2005, the Court of Appeals affirmed the order of the District Court vacating the restraining order and the order of pre-judgment attachment and on May 23, 2005, the District Court vacated its stay.

On June 2, 2005, the Argentine government issued the new bonds and paid overdue interests accrued from December 2003, as the final stage of the exchange for the Argentine government's debt restructuring. For this reason, Standard & Poor's Rating Services rose the short and long term sovereign qualification of Argentina from "SD" to "B-".

Despite this positive outcome, it is unclear what additional measures the plaintiffs will pursue. In addition, it is unclear how the IMF will react to the Argentine government's treatment of holdouts under Law No. 26,017. Further claims against the Argentine government could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government's capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect us. Moreover, there can be no assurance that the Argentine government will not default on its obligations under the new bonds, if issued, in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit agencies including the IMF and World Bank without subsequent new loans in order to avoid a default vis-à-vis such agencies. All such events could also impair Argentina's capacity to maintain the current economic recovery and could result in a recession, higher inflation, unemployment and social discontent.

Although the Argentine financial system appears to be recovering, there is still a risk of future collapse.

In recent years, the Argentine financial system has been characterized by extreme volatility. In the past, the Argentine government has restricted bank withdrawals and required the conversion of U.S. dollar-denominated deposits into pesos ("**pesification**"). However, these measures have led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest, resulting in widespread public protests against financial institutions.

Recently, a large number of cases brought in Argentine courts have challenged the constitutionality of pesification pursuant to the Public Emergency Law and have demanded the return of deposits in dollars or in pesos at the prevailing exchange rate at the time of payment. In at least one case, the Argentine Supreme Court (the "**Supreme Court**") has struck down the mandatory conversion into pesos of U.S. dollar deposits. On March 5, 2003, the Supreme Court held the Argentine government's conversion of U.S. dollar-denominated deposits into pesos unconstitutional in the case of deposits of the province of San Luis with Banco de la Nación. On October 26, 2004, however, the Supreme Court upheld the constitutionality of the pesification in a separate case brought by a private depositor against the financial institution where the deposit was held. Notwithstanding this decision, the constitutionality of pesification continues to be challenged by private depositors and the inconsistency of the decisions by the Supreme Court creates uncertainty for the Argentine banking system as a whole and raises the possibility that a large number of depositors may seek to withdraw all of their deposits and convert them into dollars in the future. If this happens, a liquidity crisis would occur and the Argentine government may be required to provide additional financial assistance to banks. This, in turn, would add to the country's outstanding debt and is viewed with concern by holders of Argentina's currently outstanding bonds. If the

Argentine government is not able to provide this assistance and withdrawals from banks become significant, one or more banks or even the entire Argentine financial system could collapse. Funds withdrawn from Argentine banks or the Argentine financial system generally may flow to foreign markets which could adversely affect exchange and inflation rates and cause additional volatility in the Argentine financial system.

While the Argentine financial system is recovering, it continues to be fragile. The system's failure would have a material adverse effect on our prospects for economic recovery and stability. Even short of failure, the crisis in Argentina and its financial sector has materially adversely affected us and will likely continue to adversely affect our ability to borrow funds (including the establishment of lines of credit), requiring us to continue to rely on internally generated funds to sustain our operations. We would be materially adversely affected if the Argentine financial system were to collapse or deteriorate.

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent us from making payments on our foreign currency-denominated debt.

Since the amendment of the Convertibility Law in December 2001, the Argentine government has imposed several temporary restrictions on the transfer of U.S. dollars outside of Argentina. Prior to January 2003, we were required to obtain the prior approval of the Central Bank before we could transfer U.S. dollars outside Argentina to make payments of principal on our debt obligations. Although current regulations do not require prior Central Bank approval for payment of either principal or interest that is due and payable under our indebtedness, the Central Bank may reinstate transfer of funds restrictions at any time. In such case, we cannot assure you that the Central Bank will approve the transfer of funds outside Argentina for payments required under the terms of our foreign currency-denominated indebtedness. In addition, there may be a significant delay before payments required under the terms of our foreign currency-denominated indebtedness may be made.

The Argentine financial market and economy may be adversely affected by the deterioration of other emerging markets.

A significant decline in the economic growth of any of Argentina's major trading partners, such as Brazil and Chile, could have a material impact on Argentina's balance of trade and adversely affect Argentina's economic growth. Brazil is Argentina's largest export market. A decline in Brazilian demand for imports could have a material adverse effect on Argentine exports and Argentina's economic growth. In addition, because international investors' reactions to the events occurring in one emerging market country sometimes appear to demonstrate a 'contagious' effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other emerging market countries. For example, the crisis which occurred in certain Asian countries in mid-1997, the debt moratorium in Russia in 1998, and the Real devaluation in Brazil at the beginning of 1999 had a negative impact on financial markets worldwide, particularly in emerging countries. Consequently, the Argentine financial markets may be adversely affected by the deterioration of other emerging markets.

Because the Argentine standards for corporate disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine companies, including that of companies in the United States.

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended ("**Exchange Act**"). However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of companies in the United States. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and some other major world markets. We prepare our Financial Statements in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. See Note 12 to our Financial Statements for a description of the material differences between Argentine GAAP and US GAAP as they relate to us and for an estimate of the impact of those differences on net income (loss) for the year and our shareholder's equity.

Risks Relating to Our Business

Because we receive a significant portion of our net revenues from public service contracts that are no longer subject to indexing, our net revenues, and liquidity, have been harmed as a result of inflation and the devaluation of the peso.

All of our net revenues from our gas transportation segment are attributable to public service contracts, which are subject to government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. ("**GdE**"). Prior to the passage of the Public Emergency Law, the tariffs we are permitted to charge under these public service contracts permitted indexation, based on semi-annual changes in the U.S. Producer Price Index ("**PPI**"), and adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation.

In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00=US$l.00 even as the peso was allowed to devalue against the U.S. dollar. Future gas transportation regulated tariffs may not be increased or, if increased, may not be increased to a rate that we believe is high enough to adequately compensate us. As a result, our net revenues from our gas transportation segment have been and may continue to be materially adversely affected.

Since the commencement of the Public Emergency Law, we have been successful at generating a large portion of our revenue from our NGL business. However, this business depends is affected in large part by fluctuations in foreign currency, competition, the level of export taxes and the levels of NGL prices, which are things over which we have no control. We cannot assure you that in the future we will be able to sustain current levels of revenue from the sale of NGL. If revenues from our NGL business were to decrease, and our tariffs were not adequately increased, our financial condition and results of operation would be materially adversely effected.

Enron Corp., the parent corporation of certain of the principal shareholders of Compañía de Inversiones de Energía S.A. (**"CIESA"**), our controlling shareholder, has filed a claim with the International Centre for the Settlement of Investment Disputes (**"ICSID"**) against the Government of Argentina under the Bilateral Investment Treaty between the United States and Argentina. We understand that the claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure effected by the Public Emergency Law and related laws and decrees, violates the requirement of fair and equitable treatment under the treaty. A number of similar claims have been filed by shareholders of public service companies in Argentina under bilateral investment treaties. One such case, involving a US shareholder, has been decided in favor of the shareholder, although media reports indicate that the Argentine government intends to contest the award. The outcome of the ICSID proceeding is unclear. It is possible, however, that the continued pursuit of such claim by Enron could adversely affect the timing and/or terms of any renegotiated tariff structure applicable to our gas transportation activities.

The proposal of UNIREN for the renegotiation of our License requires us, and our shareholders, to abandon any claim or lawsuit we or they may have against the Argentine government resulting from the effects of the Public Emergency Law applicable to the License and the PPI tariff adjustments which were not applied in 2000 and 2001. Additionally, we are required to hold Argentine government harmless from any claim or lawsuit filed by any of our shareholders or any compensation in favor of such shareholders and reimburse the Argentine government for any amount paid by it to our shareholders in connection with any such claim or lawsuit.

Our results of operations may be harmed because our public service contracts with the Argentine government are subject to renegotiation.

The Public Emergency Law authorizes the Argentine government to renegotiate public service contracts, tariffs and licenses with public utility companies on its own initiative, using the following criteria:

- the impact of the rates on the competitiveness of the economy and on income distribution;

- the quality of the services and the investment programs contractually provided for in the service contract;
- the interests of users, as well as service access conditions;
- the operational safety of the systems concerned; and
- the profitability of a company.

Since the enactment of the Public Emergency Law, there has not been significant progress in respect to the renegotiation of our public service contracts. In July 2003, UNIREN was created, under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. Little progress has been made to date in the renegotiation process with UNIREN. We cannot at this time provide any assurances with regard to the terms or the timing of any renegotiation of our License or the tariffs for our public service contracts. The deadline for the renegotiation of the public works and utilities contracts has been extended until December 31, 2005, pursuant to Law No. 25,972.

If our public service contracts are renegotiated, the new terms of such contracts may be less favorable than the current terms of these public service contracts. If the public service contracts are renegotiated on less favorable terms than our current tariffs provide, our results of operations and financial condition will be materially adversely affected. Even if our public service contracts are renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse affect on our results of operations and financial condition. See "Item 4. Our Information—Business Overview—Gas Transportation Regulated Business—Regulatory Framework—Adjustment of Rates" below for more information.

Our results of operations may be harmed if the Argentine courts prevent the implementation of tariff adjustments.

The Public Emergency Law eliminated tariff indexation and adjustments. On January 23, 2003, however, the Argentine government issued Emergency Decree No. 120/03, which established that the Argentine government may provide for interim tariff increases or adjustments until the completion of the renegotiation of public service contracts and licenses process required under the Public Emergency Law. On January 29, 2003, the Argentine government issued Decree No. 146/03, which established a temporary tariff adjustment for the provision of energy and gas services. However, this measure has been challenged in the Argentine courts and suspended by an injunction, on the grounds that the Natural Gas Act (Article 46 of Law No. 24,076), which regulates the transportation and distribution of natural gas, requires that a public hearing and formal contract renegotiations be held with respect to tariff rate increases and absent such measures, an increase cannot be sanctioned by government fiat.

We can provide no assurance that we will be able to obtain another adjustment in the future. Further, our results of operations will be harmed to the extent that the Argentine courts continue to suspend proceedings initiated to permit tariff adjustments in our favor.

Our business may be affected by the recent creation of the MEG or future regulations by the Federal Energy Bureau.

The Executive Branch, through Decree No. 180/04 issued on February 16, 2004, among other measures, established the creation of MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions in both the gas spot and the transportation and distribution secondary markets along with producing efficient prices through offer and demand free interaction. To that end, all firm transportation capacity not allocated for the following day must be marketed through the MEG and the proceeds from that capacity sale will be used in accordance with the Secretaría de Energía's (the "**Federal Energy Bureau**") requirements. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This requirement may have a material impact on non-firm transportation revenues, which for the year ended December 31, 2004 amounted to approximately Ps. 26.7 million. For a description of our gas transportation business, see "Item 4. Our Information.—Business Overview—Gas Transportation Regulated Business" below.

There can be no assurance that the future requirements imposed by the Federal Energy Bureau will not have a material adverse effect on our results of operations and financial condition.

Our business is dependent on our being able to maintain our License, which is subject to revocation under some circumstances.

We are licensed to provide gas transportation services through the exclusive use of the southern gas transportation system in Argentina. The Executive Branch may revoke our License in certain circumstances based on the recommendation of ENARGAS, the governmental body charged with the regulation of the transportation, distribution, marketing and storage of natural gas. Reasons for which our License may be revoked include:

- repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;
- total or partial interruption of service for reasons attributable to us that affects transportation capacity during the periods stipulated in our License;
- sale, assignment or transfer of our essential assets or the placing of encumbrances thereon without ENARGAS's prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;
- our bankruptcy, dissolution or liquidation;
- ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or giving up our License, other than in the cases permitted therein; and
- delegation of the functions granted in such contract without the prior authorization of ENARGAS, or the termination of such agreement without regulatory approval of a new contract.

If our License were revoked, we would be required to cease providing gas transportation services. The impact of a loss of our License on our business, financial condition and results of operations would be material and adverse. In addition, certain changes to our License could result in an Event of Default under our outstanding debt instruments. See "Item 10. Additional Information—Material Contracts—New Debt Obligations—Events of Default."

We are subject to a tax inquiry regarding our ability to claim a tax exemption with respect to certain of our cancelled indebtedness, and we may be subject to additional Argentine taxes with respect to certain of our restructured indebtedness, in which case our ability to make payments on our restructured indebtedness may be impaired.

The Administración Federal de Ingresos Públicos (the Argentine Internal Revenue Service or **"AFIP"**) has made several inquiries concerning certain of our indebtedness that was cancelled in connection with the exchange offer. In respect of such indebtedness, the AFIP has made inquiries into whether the offering of such Negotiable Obligations met the requirements established in Section 36 of the Negotiable Obligations Law necessary in order to receive the tax exemptions set forth in Section 36 of the Negotiable Obligations Law.

If the AFIP determines that we are not entitled to the benefits of tax exemptions with respect to such indebtedness (and such determination is upheld by the relevant court if we appeal any such determination), the Negotiable Obligations Law provides that we will be responsible for the payment of the tax that would otherwise have been due from the holders of such indebtedness, in addition to interest and fines that may be imposed on us. The amounts of such taxes, interest and fines could have a material adverse effect on our liquidity and results operations.

In February 2005, the CNV has determined that US$178 million in aggegate principal amount of notes issued in connection with the settlement of our exchange offer in respect of our existing OPIC Notes (the "**OPIC Notes**") did not fulfil the necessary requirements for being entitled to the benefits of the tax exemption provided by the Negotiable Obligations Law. Therefore, we cannot assure you that the New Notes issued in respect of the OPIC Notes will be entitled to the benefits of the tax exemption provided by the Negotiable Obligations Law if CNV challenges the availability of the tax exemption. If that is the case, we might be responsible for the payment of the tax, which rate could range between 18% and 54% (depending on the residency country of the holders) applicable to each interest payment. On February 18, 2005, we filed an appeal with the CNV, alleging sufficient grounds to support the tax exemption in respect of the aforementioned New Notes. As of the date of the issuance of this Annual Report, the CNV has not responded to our appeal.

The affirmative and restrictive covenants in our restructured indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.

Our restructured indebtedness contains numerous affirmative and restrictive covenants that limit our ability to, among other things:

- make capital expenditures;
- enter into transactions with shareholders and affiliates;
- sell assets;
- incur additional debt;
- pay dividends, acquire shares of stock and make payments on subordinated debt;
- make investments;
- create liens; or
- consolidate, merge or sell substantially all of our assets.

These restrictions may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants by us or the failure by us to meet any of these conditions could result in a default under any or all of such indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions and the renegotiation of public works and licenses process. In addition, if we are unable to generate sufficient cash flow from operations, we may be required to refinance outstanding debt or to obtain additional financing. We cannot assure you that a refinancing would be possible or that any additional financing would be obtained on acceptable terms.

Our creditors may not be able to enforce their claims against us in Argentina.

We are a stock corporation with limited liability, or *sociedad anónima*, organized under the laws of Argentina. Substantially all or a substantial portion of our assets are located in Argentina.

Under Argentine law, foreign judgments are enforced provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are met. Foreign judgments cannot violate principles of public policy of Argentine law, as determined by Argentine courts. It is possible that an Argentine court would deem the enforcement of foreign judgments ordering us to make a payment in a foreign currency outside of Argentina to be contrary to Argentine public policy if at that time there are legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina.

Under Argentine law, attachment prior to execution and attachment in aid of execution will not be ordered by an Argentine court with respect to property located in Argentina and determined by such courts to be utilized for the provision of essential public services. A significant portion of our assets may be considered by Argentine courts to be dedicated to the provision of an essential public service. If an Argentine court were to make such determination with respect to any of our assets, unless the Argentine government ordered the release of such assets, such assets would not be subject to attachment, execution or other legal process as long as such determination stands and the ability of any of our creditors to realize a judgment against such assets may be adversely affected.

In order to mitigate the energy crisis, the Argentine government has initiated new strategies, measures and programs with respect to the gas transportation industry, including the expansion of our pipeline, which could materially adversely affect our business, results of operations and financial condition.

Recently, the gas industry has experienced a sharp increase in natural gas demand as a consequence of: (i) the recovery of certain industries in the Argentine economy, (ii) the devaluation of the peso and the pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation, and (iii) lower hydroelectric generation due to a decrease in Argentine rainfall. However, notwithstanding this increase in demand, these conditions have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

Specifically, distribution companies have been prohibited from passing through price increases to consumers. Producers of natural gas, therefore, have been limited, if not unable, to implement wellhead gas price adjustments since 2002 until May 2004, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas producers have limited their investments in exploration and production of natural gas. Likewise, the elimination of tariff adjustments for transportation companies has caused transportation companies to suffer a decrease in their profitability and, therefore, such companies have limited their investments in pipeline expansion activities. These events have contributed to the energy crisis in the natural gas industry in Argentina, where demand is expected to significantly exceed available capacity.

In light of these events, the Argentine government has decided to initiate a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the expansion of our pipeline.

In June of 2004, we submitted a proposal to the Federal Energy Bureau upon its request for a project for a 2.9 MMm^3/d (102.4 MMcf/d) expansion of the San Martín pipeline transportation capacity. The estimated total amount of such project is approximately US$351 million, including value added tax (**"VAT"**) and expenses. We are required to make capital expenditures on our transportation system, totaling approximately US$40 million including VAT and expenses, in connection with the project. Although we do not expect our contribution to the expansion to significantly exceed the amounts specified above, we cannot ensure you that the government will not implement additional strategies to mitigate the energy crisis that would involve our participation. As of the date of this Annual Report, the Argentine government has requested that we provide an estimate of the amount of investments that would be required to expand the transportation capacity of the pipelines that service the Austral and Neuquén Basins. On June 17, 2005, the Federal Energy Bureau issued the Resolution No. 608/05, which requires our participation in the expansion investment for 2006 and states that our investment will not be less than the net discounted value of the future cash flows to be generated by the expansion, calculated at current tariffs. The transportation capacity expansion as well as the discount rate will be determined at a later date. Moreover, the resolution establishes that the Federal Energy Bureau will agree with us prior to implementing any mechanism that would result in the increase of our investment in this new expansion. We will follow up with Federal Energy Bureau on the extent of this resolution. Any new or modified strategies could materially adversely affect our business, results of operations and financial condition.

Also, in 2004, the Executive Branch issued Decree No. 181/04 directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and gas distribution companies could receive natural gas in priority to other users, even those with firm transportation contracts. On March 23, 2005 we received a notice from the Federal Energy Bureau that provides that from time to time, as necessary, it can make request us to interrupt transportation service to our customers in order to service power stations and gas distribution companies and that ENARGAS will set the priority of transportation in such cases. Although to date our business has not been materially adversely affected by interruption requests, we can not assure you that in the future our business and results of operations will not be adversely affected by such requests.

Increases in export taxes on, a decrease in international prices of or other regulation of NGL may materially adversely affect our results of operations and financial condition.

As a result of the deterioration of our gas transportation segment, operations relating to NGL production and commercialization represented a larger portion of our total net revenues during 2004 and 2003, as compared to previous years. For the year ended December 31, 2004, net revenues relating to NGL production and commercialization represented approximately 51% of total net revenues, as compared to 48% for the same period in 2003. This increase is primarily due to higher international prices for NGL, to which Argentine domestic prices of NGL are tied, and production volume increases. Any decline in international prices for NGL, which have fluctuated significantly over the last ten years, may materially adversely affect our results of operations and financial condition.

In addition, effective March 1, 2002, the Argentine government imposed a 5% export tax on NGL exports, which tax was increased 20% effective May 2004. Any further changes in this tax rate may materially adversely affect our results of operations and financial condition.

Finally, under the current regulatory regime producers of NGL are obliged to ensure that demand in the domestic Argentine market is met, a requirement that may lead us to sell NGL into the domestic market in preference to the export market where prevailing prices are likely to be higher. In addition, while there currently is no formal regulation of domestic prices for NGL, the current regulatory regime may impose a limit in practice on the prices we are able to realize for our domestic NGL sales, and such limit is likely to be below the prices we realize on our export sales.

CIESA, as principal shareholder, exercises significant control over matters affecting us.

Our controlling shareholder is **CIESA,** which together with Petrobras Energía S.A. ("**Petrobras Energía**") and Enron, hold approximately 70% of our common stock. The shares of CIESA are currently held 50% by Petrobras Energía and one of its subsidiaries and 50% by certain subsidiaries of Enron. The remaining ownership of our capital stock is held by local and foreign investors.

As CIESA controls us, it is in position to direct the management of us, to control the election of a majority of the Board of Directors, to determine our dividend policy and other policies of and to generally determine the outcome of any matter put to a vote of our shareholders. Pursuant to the procedures established by the Argentine Government under which CIESA made its investment in us, there are restrictions on the ability of CIESA to reduce its shareholding in us below 51% of the share capital.

We have engaged in and will continue to engage in transactions with the shareholders of CIESA and their affiliates. However, the interests of these shareholders and affiliates may not be aligned, or may conflict, with our interests.

Item 4. Our Information

A. Our History and Development

General

We commenced commercial operations on December 29, 1992, as the largest company created in connection with the privatization of GdE, the Argentine state-owned gas company at the time, whose integrated operations included gas transportation and distribution. GdE was divided into ten companies: two transportation companies and eight distribution companies. We are a *sociedad anónima*, incorporated with limited liability under Argentine law, whose registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, and our telephone number is (54 11) 4865-9050/60/70/80 and our web address is www.tgs.com.ar.

We are currently the largest transporter of natural gas in Argentina, delivering approximately 61% of the country's total gas consumption through 7,419 km (4,610 miles) of pipeline with a current firm contracted capacity of 65.4 MMm^3/d (approximately 2.3 Bcf/d). Substantially all of our capacity is subscribed for under firm long-term transportation contracts. We are also the largest processor of natural gas and one of the largest marketers of natural gas liquids NGL in Argentina. We also operate the General

Cerri gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the "**Cerri Complex**") where NGL are separated from gas transported through our pipeline system and stored for delivery.

We hold a License that is currently scheduled to expire in 2027, extendible for an additional ten-year period at the option of us if certain conditions are met, giving us the exclusive right to operate the existing southern Argentine gas transportation pipeline system. Our system connects major gas fields in southern and western Argentina with distributors of gas, as well as large consumers of gas in those regions and in the greater Buenos Aires area, the principal population center of Argentina.

Our controlling shareholder is CIESA, which together with Petrobras Energía and one of its subsidiaries and certain subsidiaries of Enron, hold approximately 70% of our common stock. The shares of CIESA are currently held 50% by Petrobras Energía and one of its subsidiaries and 50% by certain subsidiaries of Enron. The remaining ownership of our capital stock is held by local and foreign investors.

In connection with Enron's bankruptcy, on April 16, 2004, the shareholders of CIESA entered into Master Settlement and Mutual Release Agreement (the "**Settlement Agreement**")providing for, among other things, the transfer, in two stages, of certain shares of our capital stock and the shares of capital stock issued by CIESA. In the first stage: (i) the Enron subsidiaries will transfer 40% of the outstanding share capital of CIESA held by them to a trust or to an alternative entity; and (ii) Petrobras Energía and its subsidiary will transfer our Class B shares they hold (which represent approximately 7.35% of our outstanding share capital) to such Enron subsidiaries. In the second stage, the Enron subsidiaries will transfer their remaining outstanding share capital of CIESA to the trust or the alternative entity, mentioned above, subject to the simultaneous transfer of our Class B shares held by CIESA (which represent approximately 4.3% of our outstanding shares) to the Enron subsidiaries. The Settlement Agreement provides that the trustee of the trust (who will be an independent professional trustee) or the alternative entity would exercise voting control with respect to CIESA shares that are transferred to the trust or the alternative entity and will have power to appoint directors of CIESA. The stated purpose of the trust or the alternative entity as set forth in the Settlement Agreement is to make the property of the trust or alternative entity available for transfer to the creditors of CIESA in connection with the restructuring of CIESA's indebtedness.

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

With the prior approval of ENARGAS, on July 15, 2004, Enron Pipeline Company Argentina S.A. ("**EPCA**") assigned its technical assistance agreement with us to Petrobras Energía, whereby Petrobras Energía now functions as our technical operator. During the last three fiscal years, our aggregate capital expenditures amounted to approximately Ps. 245.3 million. Such capital expenditures include Ps. 112.5 million related to our gas transportation system expansions, Ps. 84.9 million related to improvements to our gas transportation system, Ps. 27.0 million related to NGL production and commercialization activities and Ps. 20.9 million related to other services and activities. Information relating to the size and financing of future investments is included in "Item 5. Operating and Financial Review and Prospects".

Our major achievement, during 2004, was the successful restructuring of our financial indebtedness in December, as a result of which we replaced defaulted debt with new debt obligations with significantly longer maturities, more closely aligning our repayment obligations with our expected cash flows.

Our Future Strategy

During 2004, we conducted our business within an improved Argentine macroeconomic environment which resulted in an 8% increase of the gross domestic product. The increased prices of Argentine commodities throughout most of 2004, benefited not only the country but also us. However, we believe that the sustainability of this macroeconomic improvement depends on future investment in Argentina and on the resolution of certain key issues which remain yet unsolved and are vital to provide stable and transparent market rules, necessary to foster adequate levels of investments.

However, we still face significant challenges, such as the unresolved issue of the adjustment of tariffs and the redefinition of the gas transportation regulatory framework, which still remains unsettled after three years since the enactment of the Public Emergency Law. We expect that the renegotiation process of utilities and public works contracts will establish new methodologies for the assessment of tariff increases and new mechanisms for their periodic review so as to ensure that long-term investments will be able to be made by the private utilities and that the utilities will be able to receive a return thereon.

In light of the positive achievements described above and the improvement in the macroeconomic circumstances in Argentina, we intend to focus on pursuing and achieving the following goals and objectives:

- renegotiating our License and, in particular, the terms and conditions relating to our tariffs and future tariff adjustments. A renegotiation of our License, and the licenses held by similar companies, is essential to support our continued ability to render our gas transportation services and our long-term growth and the growth of the energy industry generally. If this were to occur, we would be in a better position to commence the expansion of our gas transportation system and to maintain and improve the safety and reliability of our gas transportation system;

- for the non-regulated business, the consolidation and enhancement of our NGL production and commercialization segment. As for our other services, we aim to develop synergism with other business segments and to explore new business opportunities both in the local and regional markets;

- the adoption of corporate governance practices in line with international best practices; and

- a style of management that favors communication and teamwork, fostered by the corporate values of the people that work in our organization.

If we achieve these goals and objectives, we believe that our short-term and long-term viability and our prospects for future growth and development will be significantly enhanced, allowing us to play a substantial role in the Argentine economic recovery.

B. Business Overview

GAS TRANSPORTATION REGULATED BUSINESS

As a transporter of natural gas, we receive gas owned by a shipper, typically a gas distributor, at one or more intake points on our pipeline system for transportation in the pipeline and delivery to the shipper at specified delivery points along the pipeline system. Under applicable law and our License, we are not permitted to buy or sell natural gas except for our own consumption and to operate the pipeline system. See "—Regulatory Framework" below for more information.

Our pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas, and the greater Buenos Aires area. Transportadora de Gas del Norte S.A. ("**TGN**"), the only other natural gas transportation operating company that supplies the Argentine market, holds a similar license with respect to the northern pipeline system, which also provides gas transportation services to the greater Buenos Aires area.

Gas transportation services accounted for approximately 44%, 47%, 57% and 78% of our total net revenues in 2004, 2003, 2002 and 2001, respectively. In 2004, approximately 72% of our average daily gas deliveries were made under long-term firm transportation contracts entered into with four gas distribution companies that also were formed upon the privatization of GdE and with consumers of natural gas. (See "—Customers and Marketing" below). Firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. Substantially all of our remaining gas deliveries were made under interruptible transportation contracts entered into, in most cases, with the same four gas distribution companies and Repsol-YPF. Interruptible contracts provide for the transportation of gas subject to available pipeline capacity. During 2004, the amount of net revenues derived from firm transportation contracts was approximately Ps. 407.6 million, representing 94% of the total net revenues for the gas transportation segment.

Customers and Marketing

Our principal service area is the greater Buenos Aires area in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. Our service area contains approximately 4.8 million end-users, including approximately 3.3 million in the greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: *MetroGas S.A.* ("**MetroGas**"), *Gas Natural BAN S.A.* ("**BAN**"), *Camuzzi Gas Pampeana S.A.* ("**Pampeana**") and *Camuzzi Gas del Sur S.A.* ("**Sur**"). These distribution companies serve in the aggregate approximately 69% of the distribution market in Argentina. The other five distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2004, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bm^3)	% of Market Served	No. of End-Users (in million)	% of deliveries received from us
MetroGas [(1)]	7.8	28%	2.0	94%
Pampeana [(1)]	3.9	14%	1.0	98%
Sur	3.5	13%	0.5	100%
BAN [(1)]	3.8	14%	1.3	61%
		69%	4.8	

(1) Also connected to the TGN system.
Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, and for all other customers, as a group, at December 31, 2004, 2003 and 2002, together with the corresponding net revenues derived from firm gas transportation services during such years and the net revenues derived from interruptible services during such years, are set forth below:

	December 31,								
	2004			**2003**			**2002**		
	Average firm contracted capacity			**Average firm contracted capacity**			**Average firm contracted capacity**		
Firm:	**(MMm^3/d)**	**(MMcf/d)**	**Net revenues (million of pesos)**	**(MMm^3/d)**	**(MMcf/d)**	**Net revenues (million of pesos)**	**(MMm^3/d)**	**(MMcf/d)**	**Net revenues (million of pesos)**
MetroGas	22.2	785.4	171.9	22.2	785.4	172.5	21.3	751.4	223.4
Pampeana	11.5	405.1	77.0	12.8	453.1	76.6	11.6	408.3	98.2
BAN	9.0	316.7	60.9	9.0	316.8	61.0	9.0	317.9	78.0
Sur	8.5	298.4	17.1	7.8	275.8	15.6	7.1	251.8	19.9
Others	12.4	441.5	80.7	9.8	346.5	76.9	12.4	440.4	94.4
Total firm	**63.6**	**2,247.1**	**407.6**	**61.7**	**2,177.6**	**402.6**	**61.4**	**2,169.8**	**513.9**
Interruptible and others:	-	-	26.7	-	-	19.5	-	-	18.2
Total	**63.6**	**2,247.1**	**434.3**	**61.7**	**2,177.6**	**422.1**	**61.4**	**2,169.8**	**532.1**

Step-down Rights. Within the scope of the open bidding conducted during 1998 and 1999 (see "—Pipeline Operations—Pipeline Expansions" below), ENARGAS required us to grant all shippers of natural gas step-down rights, which permitted the shippers to reduce some of their committed capacity. Such rights could be exercised if, as a result of the open bidding, new shippers of natural gas subscribed for firm transportation capacity in the zones corresponding to the zones for which step-down rights are being exercised by the original shipper (from the intake to the delivery point) and provided we did not suffer any economic harm. ENARGAS's intention was to promote a more efficient use of the pipeline system, avoiding over-subscribed capacity at levels above market demands. ENARGAS requested that we apply this framework to all future open biddings.

If a customer of the distribution company that waived its step-down rights enters into a firm transportation agreement, either directly or indirectly, with us (a "**by-pass**"), then the distribution company will have the right to reduce its firm transportation commitment with us up to the amount that is subject to the by-pass arrangement.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily firm and interruptible transportation deliveries for 2004, 2003 and 2002:

	December 31,					
	2004		2003		2002	
	Average daily deliveries		Average daily Deliveries		Average daily deliveries	
Firm:	(MMm³/d)	(MMcf/d)	(MMm³/d)	(MMcf/d)	(MMm³/d)	(MMcf/d)
MetroGas	21.2	748.7	17.8	628.6	14.2	501.7
Pampeana	9.3	328.4	8.6	303.7	7.9	277.9
Sur	6.1	215.4	5.3	187.2	4.8	169.5
BAN	7.6	268.4	6.9	243.7	6.1	214.8
Others	10.3	363.7	8.6	303.7	6.1	215.7
Subtotal firm	54.5	1,924.6	47.2	1,666.8	39.1	1,379.6
Subtotal interruptible	7.0	247.2	5.4	536.8	10.3	363.2
Total	61.5	2,171.8	52.6	2,203.6	49.4	1,742.8
Average annual load factor(1)	97%		85%		80%	
Average winter heating season load factor(1)	104%		102%		96%	

(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

Since privatization of the pipeline system, we have succeeded in increasing peak-day delivery capability, as reflected in the pipelines' increase in average three-day peak deliveries, from 42.9 MMm³/d (1.5 Bcf/d) in 1991, as measured by GdE (no statistical data is available for 1992), to 69.8 MMm³/d (2.5 Bcf/d) in 2004, representing an increase of 63%.

Pipeline Expansions. As a result of increased availability, we have conducted several open biddings designed to provide all potential shippers with the opportunity to secure additional firm transportation capacity.

From 1994 to 2001, we increased our transportation capacity by approximately 19.6 MMm³/d with an investment of US$423 million. Such investments in the General San Martín, Neuba I, Neuba II and Cordillerano pipelines included (i) the construction of loops for 781 km (485.3 miles), and (ii) an increase of 121,200 HP through the construction of compressor stations, the expansion of the compressing capacity of existing compressor stations and the addition of a new turbine-driven compressor.

Additionally, in 2001, we and Dinarel S.A. (**"Dinarel"**) (a company owned by Pan American Energy S.A., Wintershall Energy S.A. and British Gas S.A.) created Gas Link S.A (**"Link"**) and entered into an agreement to jointly construct, operate and maintain an approximately 40 km (24.9 miles) gas pipeline that connects our pipeline system to a newly constructed pipeline. This new pipeline was the result of a bidding process sponsored by the Uruguayan government to construct a pipeline to Uruguay with an original capacity of approximately 2.5 MMm³/d (88.3 MMcf/d), to provide gas mainly to two central power generators and to the city of Montevideo. This pipeline capacity, designed to supply the potential Uruguay market demand, which was estimated to be approximately 5.5 MMm³/d (194.2 MMcf/d), could be expanded to 18.5 MMm³/d (653.3 MMcf/d) to cover the demand in the south of Brazil. The link pipeline has an initial transportation capacity of approximately 1 MMm³/d (35.3 MMcf/d), with an associated investment of approximately US$ 20 million, and commenced operations in May 2002.

During 2003 and 2002, we did not make any pipeline expansions, so as to reduce operating costs and capital expenditures and preserve cash flow during the Argentine economic crisis.

In 2003, we entered an agreement with a consortium of gas producers in the Austral basin, constituted by Total Austral S.A., Panamerican Sur S.R.L. and Wintershall Energía S.A. (the "**Consortium**") with the purpose of providing Argentine natural gas to the Methanex company, a leader in methanol production, located in Chile. Under such agreement, in 2004, we constructed a compressor plant of 12,700 HP along the General San Martín pipeline, and through an affiliate, Emprendimientos de Gas del Sur S.A. ("**EGS**"), built a pipeline about 6 km (3.7 miles) long and with 1 MMm^3/d (35.3 MMcf/d) of initial capacity (with a 1.2 MMm^3/d or 42.4 MMcf/d expansion foreseen by the year 2009), which links our main pipeline system to the Chilean border. The financing of the project consisted of advance payments from the Consortium on account of future services. The pipeline was completed in late 2004 and is currently in service.

In February 2004, we reached an agreement with UNIREN and Sur, under which we invested Ps. 17.0 million in a pipeline expansion. The project consisted of the construction of approximately 51 km (32.7 miles) of looping pipeline that is connected to the Cordillerano pipeline. Our investment in this project reduced our liability to GdE in respect of a claim filed by GdE in 1996. See "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings."

In June 2004, we submitted to the Federal Energy Bureau a project for the expansion of the General San Martín pipeline transportation capacity of approximately 2.9 MMm^3/d (102.4 MMcf/d). On November 3, 2004, we entered into a letter of intent (the "**Letter of Intent**") with the Ministry of Economy and Production, the Ministry of Federal Planning and Public Service (**"MPFIPyS"**), the Federal Energy Bureau, Nación Fideicomisos S.A. (**"Nación Fideicomisos"**), Banco de la Nación Petrobras Energía and Petróleo Brasileiro S.A. ("**Petrobras**"), among others, which was approved by the Argentine government by Resolution MPFIPyS No. 185/04, outlining an agreement of the general terms of the pipeline expansion project. In accordance with the structure specified in the trust agreement (the "**Trust Agreement**"), dated as of November 10, 2004, among us, the Federal Energy Bureau, Nación Fideicomisos (the trustee of the Gas Trust), Banco de la Nación, Petrobras Energía and Petrobras, among others, a trust was created (the "*Fideicomiso de Gas*" or "**Gas Trust**") for the purpose of implementing the expansion project, which will be funded in two tranches: (i) the first one, through private contributions made by Brazil's National Development Bank (**"BNDES"**), Banco de la Nación, Petrobras Energía, Petrobras and other gas producers, and (ii) will be followed by a second tranche funded by the issuance of up to Ps. 3 billion in principal amount of securities to the public, a portion of the proceeds from which will be used to reimburse the initial private contributors (other than us). The estimated total investment required for the expansion project is approximately US$351 million (including VAT and expenses), approximately US$40 million of which shall be provided by us through capital expenditures on our transportation system. We are the project manager for the expansion project (as well as being the trustor of the Gas Trust) and will receive a fee equal to 1% of the final amount of investment based on the execution of the projects works. In addition, we will operate the assets and render the maintenance services. Our investment of approximately US$40 million is to be recovered over time by the payment to us of 80% of the gas transportation revenues obtained from the additional transportation capacity, based on our current tariff rate (but not to the extent of any increased rate that may apply in the future), which we expect will represent annual revenues of approximately Ps. 23 million (for more information see "Item 10. Additional Information—Material Contracts—Gas Trust").

This project involves the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant, the addition of a new turbocompressor at Cerri and the revamping of some of our existing compressor units. As of the date of this Annual Report, all of the additional capacity is expected to be on line by August 30, 2005. This additional transportation capacity was fully subscribed under firm transportation contracts in an open bidding conducted by us in June 2004. The term of these new contracts is for approximately 16 years. Substantially all the capacity was subscribed for by gas distribution companies.

As of the date of the issuance of this Annual Report, we maintain an escrow of US$24 million in favor of the pipe supplier in connection with the San Martín expansion project, as a condition to preserve the price and delivery terms of the bid submitted by the supplier to the Gas Trust. The supplier will reimburse this amount to us once it receives payment from the Gas Trust, the timing of which depends principally on the Gas Trust obtaining a loan from a foreign bank.

System Improvements. During the five-year period ended December 31, 1997 and as a part of the five-year mandatory investment program required under our License, we made capital expenditures in the aggregate amount of approximately US$ 172 million to improve the safety and reliability of our pipeline system. These investments included approximately US$ 34 million for internal and external inspection of approximately 10,000 km (6,217 miles) including a first and, in some cases, a second inspection of our main pipelines. The inspections were performed using the leading technology for detecting pipeline flaws, such as metal loss, out-of-round condition and manufacturing or welding defects and their magnitude and precise location. We used the information resulting from the inspection program to establish a maintenance and repair schedule. Based on the results of the inspections, we replaced approximately 304 km (189 miles) of pipelines on our Neuba I, Loop Sur and San Martín pipelines without any significant impact on service, at a cost of approximately US$ 111 million, including repair costs. In addition, we invested approximately US$ 27 million in other mandatory investments designed to improve the safety and reliability of the system. During the initial five-year period we also made capital expenditures of approximately US$ 54 million in addition to those required under our License. These investments were directed towards the pipeline compression facilities and the enhancement of overall pipeline system safety and reliability.

In 2004, 2003 and 2002, we made capital expenditures in the amount of approximately Ps. 26.4 million to continue the enhancement of the pipeline system's safety and reliability. We operate our pipelines in accordance with the Argentine gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I pipelines, the current operation of the pipeline system poses no significant safety risks. Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; for this reason in the last five years we had not had significant ruptures in our system's pipeline.

As the Neuba I suffered ruptures in 1998 and 1999, caused by the fissures which were produced by the Stress Corrosion Cracking ("**SCC**"), we made, in 2000 and 2001, hydrostatic tests on some critical tranches of that pipeline. As a consequence of these tests, we replaced approximately 1.2 km of pipeline and carried out a recoating program.

The hydrostatic tests imply the interruption of the gas transportation service for approximately one month. Currently, this is impracticable due the high gas transportation demand. Therefore, in 2004, we contacted a Russian company, an internal inspection service supplier, which offered us an internal inspection tool that permits the detection of the SCC without requiring the interruption of the gas transportation service. In March 2005, we made an internal inspection on some pipeline tranches by using this new technology and, currently, we are assessing the effectiveness of this tool.

System Automation. We have improved system automation through a three-part program that includes installation of an Electronic Flow Measurement ("**EFM**") system, implementation of remote controls at compressor stations and end devices, such as valves, and implementation of dynamic system simulation. The EFM system has been installed at custody transfer points along the system and the data is transmitted to the gas control center in Buenos Aires. The EFM system controls almost all the gas transported along the pipeline, allowing us to monitor the flow and pressure of gas along the pipeline in real time. The information provided by the EFM system and the remote compressor controls provide data to the system simulation. The system simulation, in turn, analyzes the data and assists in optimizing the volume of gas transported through the system. We believe that the improved system automation ensures greater control over gas flow and improves our ability to deliver gas more effectively, to provide precise information to customers as to the movement of the gas, to minimize fuel usage and to generally enhance the quality and reliability of the services we provide. Currently, we remotely operate 14 of our 28 compressor stations.

Technical Assistance Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into the Technical Assistance Agreement with EPCA, an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement, mentioned in "—Our

History and Development—General", includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Energía. This assignment, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras Energía is our technical operator and in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international gas transportation industry standards and in compliance with certain Argentine environmental standards.

The Technical Assistance Agreement sets out the services to be provided by Petrobras Energía to us, at the request of our Chief Executive Officer (**"CEO"**), in return for payment of an annual technical assistance fee equal to the greater of (i) Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before financial income (expense) and holding gains (losses) and income taxes. The services to be provided by Petrobras Energía to us under the Technical Assistance Agreement include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analyses, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and NGL production. The amounts payable under the Technical Assistance Agreement are also limited by the terms of our debt instruments. See "Item 10. Additional Information—Material Contracts—New Debt Obligations—Covenants."

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Argentine Government. In addition, prior to its privatization, Repsol-YPF or its predecessors held exclusive rights over the development and production of all new hydrocarbon reserves in Argentina.

In 1992, the Natural Gas Act and Decree Nos. 1,189/92 and 1,738/92 of the Executive Branch were passed providing for the privatization of GdE. The Natural Gas Act and the related decrees provided for, among other things, the transfer of substantially all of the assets of GdE to two transportation companies and eight distribution companies. The transportation assets were divided into two systems on a broadly geographical basis, the northern and southern trunk pipeline systems, designed to give both systems access to gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our transportation system is connected to the two distribution systems serving the greater Buenos Aires area, one serving Buenos Aires Province (excluding the greater Buenos Aires area) and one serving southern Argentina. TGN is connected to five distribution systems serving northern Argentina. TGN is also connected to the distribution systems serving the greater Buenos Aires area and, to a limited extent, the distribution system serving Buenos Aires Province (excluding the greater Buenos Aires area). In the two instances where we are directly connected to a distribution system with TGN, we are the principal supplier of gas transportation services.

The Natural Gas Act and the related decrees granted each privatized gas transportation company a license to operate the transferred assets, established a regulatory framework for the privatized industry based on open, non-discriminatory access, and created ENARGAS to regulate the transportation, distribution, marketing and storage of natural gas. The Natural Gas Act also provided for the regulation of wellhead gas prices in Argentina for an interim period. Prior to deregulation, the regulated price was set at US$0.97/million British thermal units ("**MMBtu**") at the wellhead, which had been the regulated price since 1991. Pursuant to Decree No. 2,731/93, gas prices were deregulated as of January 1, 1994. Since deregulation until 2001, average prices rose by approximately 67%.

On February 13, 2004, the Executive Branch signed two decrees related to the natural gas market in order to secure the adoption of measures to normalize the supply of natural gas. The Executive Branch, through Decree No. 180/04, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot market and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the discretion of the Federal Energy Bureau. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that we are bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on our interruptible transportation revenues.

In spite of the devaluation of the peso, from early 2002 to May 2004, wellhead gas prices remained unchanged. This was the indirect consequence of the government prohibition on distribution companies passing through any price increase implemented by the producers, which made it impossible for producers to implement any increase in the wellhead gas price. In May 2004, both producers and the Argentine government agreed on: (i) graded price increases in several stages only for power plants, compressed natural gas (**"CNG"**) for vehicles, industries and retail in which consumption surpasses 9,000 m3/month; and (ii) free market prices since August 1, 2005 and January 1, 2007, for the above mentioned end-consumers and those users whose consumption is lower than 9,000 m^3/month, respectively. The last agreed increase will be effective in July 2005, and the aggregate agreed increases will range from 105% to 180%, depending on the gas basin.

According to Decree No. 181/04, the Federal Energy Bureau has the power to make agreements with natural gas producers to establish natural gas price adjustments associated with the services rendered by distribution companies. In addition, the Federal Energy Bureau may agree with producers on mechanisms to protect new direct consumers who start purchasing natural gas directly from producers previously connected to the distribution companies' system. This price adjustment must contemplate a scheme of tariff segmentation created by the above-mentioned Decree that considers the possibilities to afford this adjustment to different kinds of end-consumers.

Demand for Natural Gas. Natural gas consumption in Argentina has almost quadrupled from approximately 9.3 Bm^3 (328 Bcf) in 1980 to 33.5 Bm^3 (1,182.2 Bcf) in 2004, representing a compound annual rate of growth in consumption of approximately 5.5%. According to recent projections, local demand for natural gas is expected to increase at an average annual rate of 3% through the year 2015 principally due to expected increase in the thermoelectric power generation, growth in residential and industrial demand and increases in the consumption of CNG for vehicles. In addition, natural gas has experienced a significant increase in market share in Argentina in recent years to approximately 48% of total national energy consumption in 2004, which is greater than the comparable percentage for worldwide energy consumption. Despite the relatively high market share for natural gas in Argentina when compared with other countries, additional market opportunities for natural gas exist in Argentina. For example, according to the Federal Energy Bureau, approximately half of residential households currently have no access to natural gas.

The table below sets forth the consumption of natural gas in Argentina by class of user, stated as a percentage of total consumption, for the periods indicated.

	1980	1990	2000	2001	2002	2003	2004
Residential and Commercial	27.3	27.4	22.3	26.7	27.3	25.6	24.0
Industrial	43.7	34.4	32.0	33.6	35.0	34.7	33.5
Electric Power Generator	25.3	29.9	34.8	30.9	27.8	28.4	30.9
Other	3.7	8.3	10.9	8.8	9.9	11.3	11.6
Total	**100**	**100**	**100**	**100**	**100**	**100**	**100**

Source: ENARGAS.

A sharp increase in natural gas demand started as a result of the devaluation of the peso in early 2002. Natural gas became, by far, the cheapest fuel due to the pesification of transportation and distribution tariffs and the lack of adjustments of both these tariffs and wellhead gas prices. As a consequence, gas has been substituted for other fuels at a high level, including the increase of the use of CNG for vehicles. Likewise, the rising demand for gas was also based on the recovery of certain industrial segments of the Argentine economy and the shortage of rain in Argentina, which contributed to lower hydroelectric generation and, consequently, to a higher demand for electricity from thermoelectric power plants.

As the distribution companies have been prohibited from passing through price increases to consumers, producers of natural gas, therefore, have been limited, if not unable, to implement wellhead gas price adjustments since 2002, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, producers of natural gas have limited their investments in exploration and production of natural gas.

The Argentine government has decided to play a decisive role in the industry through a set of measures to address the combination of the rising demand and lower investments in exploration, production, transportation and distribution of natural gas. The goal of the measures set forth below is to reduce the impact of the energy crisis on the recovering Argentine economy:

- creation of Energía Argentina S.A. ("**ENARSA**") for the purposes of restoring the levels of reserves, production and supply of natural gas and meeting the infrastructure needs of the gas transportation and electricity industries. The controlling shareholder will be the Argentine government and a portion of the common stock will be sold to private investors;
- approval of graded price increases of natural gas at wellhead;
- the establishment of a framework for the constitution of trust fund vehicles to finance gas pipeline expansions;
- creation of the MEG to improve the transparency and efficiency of daily operations through the free interaction of the offer and demand of natural gas;
- creation of the "Program for the Rationalization of Energy" intended to stimulate savings of gas and electricity to generate surplus to be applied to industrial activities;
- the decision to import natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela -the latter as an alternative fuel to natural gas - and to reduce natural gas exports to Chile; and
- the completion of the expansion works in Yacyretá Hydroelectric Plant and Atucha I Nuclear Power Plant.

The lack of progress in the renegotiation of utility companies' services contracts, in part, prevented natural gas licensees from making investments to expand pipeline capacity that are necessary to meet increasing demand in the industry. To address this issue, the Argentine government promoted the creation of financial trust funds, such as the Gas Trust, as vehicles to facilitate those investments. Although this alternative investment structure may prove successful at addressing demand problems in the few years, management believes that it does not seem feasible as a solution for financing infrastructure investments in the long-term, because trust-sponsored expansions of the pipeline system are likely to be designed to permit investors in the trust to recover their investments in the short term. As a result, this structure requires significant tariff increases that are borne by a relatively small number of parties (e.g., large industrial companies, power plants, CNG suppliers and other important commercial companies). Management believes that the capacity of these groups of customers to absorb tariff increases is limited.

The financing approach taken over the last decade by privatized companies not only resulted in a significant increase of gas transportation capacity and distribution in the gas transportation systems but also the introduction of new technologies and the development of optimal operative maintenance conditions of the systems. The excellent maintenance conditions that were developed have enabled the privatized companies to continue delivering quality in gas transportation and distribution services and respond to a growing demand, despite the inability of such companies to make additional capital investments in the systems during the recent Argentine economic crisis. However, the deterioration of the tariff regime and abrogation of the adjustment mechanism specified in the private companies' licenses has turned Argentina into the Latin American country with the lowest cost in gas, rendering it unfeasible for companies to raise capital sufficient to implement the expansion projects necessary to address high gas demand growth rates (7.7% in 2004).

In response to the Argentine government's initiative to create trust funds to finance system expansions, in June 2004, we submitted to the Federal Energy Bureau an expansion project for the General San Martín pipeline involving a capacity increase of approximately 2.9 MMm^3/d (102.4 MMcf/d). The project will require the construction of approximately 509 km (316.3 miles) of pipeline and a compression capacity increase of 30,000 HP through the construction of a compressor plant and the renovation of certain compressor units. The expansion is anticipated to be completed in the third quarter of 2005. See “Item 10. Additional Information. —Material Contracts”.

Additionally, on May 6, 2005, the Executive Branch issued Decree No. 465/05 that instructs the MPFIPyS to develop, through the Federal Energy Bureau, a course of action to expand the gas transportation system capacity in 2006. These expansions shall be financed by trust funds organized by the Federal Energy Bureau following Decree No. 180/04. The Federal Energy Bureau has requested us to estimate the amount of investments that would be necessary to expand transportation capacity from 1 up to 5 MMm^3/d in each of the pipelines which transport gas from the Austral and Neuquén Basins.

On June 17, 2005, the Federal Energy Bureau issued the Resolution No. 608/05, which requires our participation in the expansion investment for 2006 and states that our investment will not be less than the net discounted value of the future cash flows to be generated by the expansion, calculated at current tariffs. The transportation capacity expansion as well as the discount rate will be determined at a later date. Moreover, the resolution establishes that the Federal Energy Bureau will agree with us prior to implementing any mechanism that would result in the increase of our investment in this new expansion. We will follow up with Federal Energy Bureau on the extent of this resolution.

Gas Supply. For the most part, Argentina’s gas reserves were discovered as a consequence of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. Approximately 70% of the gas transported by our system in 2004 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquén, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins.

Set forth in the table below is the location of the principal gas producing basins by province, their proved natural gas reserves estimated as of December 2003, production in 2003 and the calculated reserve life for each basin:

Basin	**Location by province**	**Proved Gas Reserves[1][2] MMm^3**	**Production 2003 MMm^3**	**Reserve Life[3] (years)**
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	311,173	29,682	10
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	138,248	9,010	15
Golfo San Jorge	Chubut, Santa Cruz (north)	38,048	3,604	11
Cuyo	Mendoza (north)	516	80	6
Noroeste	Salta, Jujuy, Formosa	124,511	8,112	15
Total		**612,496**	**50,488**	**12**

(1) Estimated as of December 31, 2003. There are numerous uncertainties inherent in estimating quantities of proved reserves. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of gas that ultimately will be recovered.
(2) Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.
(3) Weighted average reserve life for all basins, at 2003 production levels.
Source: Federal Energy Bureau

Neuquén Basin. The largest of the gas basins and the major source of gas supply for our system is the Neuquén basin, located in west central Argentina. The TGN system also accesses the Neuquén basin. Of the transported gas coming from the Neuquén Basin approximately 67% was transported by us and approximately 33% by TGN for the year ended December 31, 2004.

Austral and Golfo San Jorge Basins. Natural gas provided by these basins, located in the southern region of Argentina, was transported mainly by us (Sur also transports gas through regional pipelines). In the Austral basin, exploration has centered in and around the basin’s existing gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

Regulatory Framework

Industry Structure. The Natural Gas Act, together with Decree No. 1,738/92, other regulatory decrees, *El Pliego de Bases y Condiciones para la Privatizacion de Gas del Estado S.E.* (the "**Pliego**"), the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of gas in Argentina Law No. 17,319 (the "**Hydrocarbons Law**") regulates the midstream gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations have had the practical effect of significantly altering the regulatory regime under which we operated until 2002. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Because we receive a significant portion of our net revenues from public service contracts that are no longer subject to indexing, our net revenues, and liquidity, have been harmed as a result of inflation and the devaluation of the peso."

Natural gas transportation and distribution companies operate in an "open access", non-discriminatory environment under which producers and certain third parties, including distributors, are entitled to equal and open access to the transportation pipelines and distribution system in accordance with the Natural Gas Act, applicable regulations and the licenses of the privatized companies. In addition, a regime of concessions under the Hydrocarbons Law is available to holders of exploitation concessions to transport their own gas production.

The Natural Gas Act prohibits gas transportation companies from also being merchants in natural gas. Also, (i) gas producers, storage companies, distributors, and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Act) in a transportation company, (ii) gas producers, storage companies and transporters may not own a controlling interest in a distribution company, and (iii) merchants in natural gas may not own a controlling interest in a transportation or distribution company.

Contracts between affiliated companies engaged in different stages in the natural gas industry must be approved by ENARGAS. ENARGAS may reject these contracts if it determines that they were not entered into on an arms-length basis.

ENARGAS, which was established by the Natural Gas Act, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Act, applicable regulations and the licenses of the privatized companies. ENARGAS is governed by a board of directors composed of five full-time directors who are appointed by the Executive Branch subject to confirmation by the Congress. ENARGAS, which operates within the purview of the Ministry of Economy and Public Works and Services, has broad authority to regulate the operations of the transportation and distribution companies, including the ability to set rates. ENARGAS has its own budget which must be included in the Argentine National Budget and submitted to Congress for approval. ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on their respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies. ENARGAS also collects the fines imposed for violations of the Natural Gas Act on each company's license.

Most of the electrical power stations do not have firm gas supply agreements and, as a result of the gas shortage in Argentina, they have increasingly used alternative fuel which is more expensive than natural gas. In 2004, the Executive Branch issued Decree No. 181/04, directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and gas distribution companies could receive natural gas in priority to other users, even those with firm transportation contracts. On April 21, 2004, the MPFIPyS issued Resolution No. 208/04 that memorialized an agreement between the Federal Energy Bureau and gas producers to give effect to this new system.

On March 23, 2005, we received a notice from the Federal Energy Bureau that provides that, in the event there is insufficient gas available in the market to supply power stations, they can require us to interrupt transportation services to our firm capacity customers in order to give priority to gas distribution companies and power plants that have not entered into firm transportation. In any such case, ENARGAS will set the priority of transportation.

Under these circumstances and according to the responsibilities granted to us in the License, if ENARGAS asks us to interrupt firm transportation contracts, we will be exposed to possible claims from, among others, our customers. Therefore, we have requested that in connection with these new procedures, ENARGAS submit to us in writing instructions for any such firm transportation service interruption request. However, if ENARGAS does not accept our petition and we do not comply with ENARGAS instructions, if any (in order to avoid future claims from our customers), Resolution No. 208/04 will require us to pay the price difference between natural gas and alternative fuel used by power stations, in order to offset the loss resulting from our failure to comply with the instructions.

Our License. Our License authorizes us to provide the public service of gas transportation through the exclusive utilization of the southern gas transportation system. Our License does not grant us an exclusive right to transport gas in a specified geographical area and licenses may be granted to others for the provision of gas transportation services in the same geographical area. TGN operates the northern gas transportation system under a license containing substantially similar terms to those described below and elsewhere herein.

Our License has been granted for an original term of 35 years beginning on December 29, 1992. However, the Natural Gas Act provides that we may apply to ENARGAS for a renewal of our License for an additional ten-year term. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Act, related regulations and our License, the renewal must be granted by the Executive Branch. ENARGAS would have the burden of proving that we had not complied with the obligations described above and, therefore, should not be granted a renewal. At the end of the 35-year or 45-year term, as the case may be, the Natural Gas Act requires that a new competitive auction be held for the license, in which we would have the option, if we have complied substantially with our obligations described above, to match the best bid offered to the Argentine government by any third party. To the extent that we were found not to have complied with the obligations described above or chose not to seek renewal of our License, we would be entitled to certain specified compensation. See "—Certain Restrictions with Respect to Essential Assets" below.

Our License also specifies certain other rights and obligations of us relating to the services we provide. These include:

- operating and safety standards;
- terms of service, including general service conditions such as specifications regarding the quality of gas transported, major equipment requirements, invoicing and payment procedures, imbalances and penalties, and guidelines for dispatch management;
- contract requirements, including the basis for the provision of service, e.g., "firm" or "interruptible";
- mandatory capital investments to be made over the first five-year of the license term; and
- applicable rates based on the type of transportation service and the area serviced.

The mandatory five-year investment plan for the years 1993-1997, which was approved by ENARGAS in 1999, required us to invest in its natural gas pipeline system a total of US$153 million representing US$ 30.6 million per year beginning in 1993. This mandatory investment plan was related to the operational capability and public safety of the pipeline system and included, among other things, cathodic protection, internal inspection and pipeline replacement and coating.

Our License establishes a system of penalties in the event of a breach by us of our obligations thereunder, including warnings, fines and revocation of our License. These penalties may be assessed by ENARGAS based, among other considerations, upon the severity of the breach or its effect on the public interest. Fines of up to Ps. 500,000 may be levied for persistent breaches. Revocation of our License may only be declared by the Executive Branch upon the recommendation of ENARGAS. Our License specifies several grounds for revocation, including the following:

- repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

- total or partial interruption of the service for reasons attributable to us, affecting completely or partially transportation capacity during the periods stipulated in our License;

- sale, assignment or transfer of our essential assets or otherwise encumbering them, without ENARGAS's prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

- bankruptcy, dissolution or liquidation of us; and

- ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or giving up our License, other than in the cases permitted therein.

Our License also prohibits us from assuming debt of CIESA, or from granting credit to, creating security interests in favor of, or granting any other benefit to, creditors of CIESA.

Generally, our License may not be amended without our consent. As part of the renegotiation process under the Public Emergency Law, however, the terms of our License may be changed or our License may be revoked. In addition, ENARGAS may alter the terms of service annexed to our License. If any such alteration were to have an economic effect on us, ENARGAS could modify our rates to compensate for such effect or we could request a change in the applicable rates.

Regulation of Transportation Rates—Actual Rates. The gas transportation rates established under each transportation company's license must be calculated in U.S. dollars and converted into pesos at the time of billing pursuant to the terms of such license. However, the Public Emergency Law eliminated tariff indexing covenants based on U.S. dollar exchange rate fluctuations and established a conversion rate of one peso equal to one U.S. dollar for tariffs.

The transportation rate for firm transportation services consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. The rate for interruptible transportation service, which is expressed as a minimum (from which no discounts are permitted) and a maximum rate per 1,000 m^3 of natural gas transported, is equivalent to the unit rate of the reservation charge for the firm service based on a load factor of 100%. For both firm and interruptible transportation services, customers are obligated to provide a natural gas in-kind allowance, expressed as a maximum percentage of gas received, equivalent to the gas consumed or lost in rendering the transportation service. The rates for all services reflect the rate zone(s) traversed from the point of receipt to the point of delivery.

The table below sets out our firm and interruptible rates by pipeline and zones, in effect as of the date of this Annual Report (which have not changed since January 1, 2000):

Rate Zones		Firm	Interruptible	
		Reservation Charge[1] (Ps.m^3/d)	Minimum Charge[2] (Ps.1,000 m^3/d)	Compression Fuel and Losses[3] (%)
Receipt	**Delivery**			
From Tierra del Fuego to:	Tierra del Fuego	0.076	2.541	0.49
	Santa Cruz Sur	0.154	5.123	0.98
	Chubut Sur	0.392	13.068	3.38
	Buenos Aires Sur	0.462	15.396	5.60
	Bahía Blanca	0.707	23.583	8.40
	La Pampa Norte	0.705	23.500	8.60
	Buenos Aires	0.828	27.593	10.35
	Greater Buenos Aires	0.929	30.959	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.077	2.575	0.49
	Chubut Sur	0.315	10.508	2.89
	Buenos Aires Sur	0.385	12.841	5.11
	Bahía Blanca	0.632	21.071	7.91
	La Pampa Norte	0.632	21.067	8.11
	Buenos Aires	0.753	25.093	9.86
	Greater Buenos Aires	0.854	28.470	10.78
From Chubut to:	Chubut Sur	0.077	2.554	0.49
	Buenos Aires Sur	0.144	4.788	2.71
	Bahía Blanca	0.383	12.768	5.51
	La Pampa Norte	0.402	13.406	5.71
	Buenos Aires	0.498	16.598	7.46
	Greater Buenos Aires	0.594	19.790	8.38
From Neuquén to:	Neuquén	0.068	2.334	0.49
	Bahía Blanca	0.331	11.018	2.80
	La Pampa Norte	0.356	11.868	3.15
	Buenos Aires	0.448	14.923	3.91
	Greater Buenos Aires	0.548	18.315	4.86

(1) Monthly charge for every cubic meter per day of reserved transportation capacity.
(2) Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3) Maximum percentage of total transported gas which customers are required to replace in -kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.

Source: ENARGAS Resolution No. 2,496/02 (gross receipts tax is not included in such transportation rates)

Adjustment of Rates. Under our License, we may be permitted to adjust rates semi -annually to reflect changes in PPI and every five years in accordance with efficiency and investment factors to be determined by ENARGAS and, subject to ENARGAS's approval, from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to us, and for objective, justifiable and non-recurring circumstances. However our ability to make these adjustments has been suspended by the Argentine government as part of the Public Emergency Law.

The Natural Gas Act requires that in formulating the rules that apply to the setting of future rates, ENARGAS must provide the transportation companies with (i) an opportunity to collect revenues sufficient to recover all proper operating costs reasonably applicable to service, taxes and depreciation, and (ii) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk, and shall take into account the degree of efficiency achieved and the performance of the company in providing the service. No assurances can be given that the rules to be promulgated by ENARGAS will result in rates that will enable us to achieve specific earnings levels in the future.

The rate-setting methodology contemplated by the Natural Gas Act and our License is the "price-cap with periodic review" model. Under this model, rates may be adjusted by an efficiency and an investment factor. Based upon this regulatory approach, those rates should provide a reasonable return and that the benefit of increased efficiency should be shared by the consumer and the transporter. The inclusion of an efficiency factor results in a decrease in rates as the transporter lowers costs through increased effic iency. Notwithstanding this, the inclusion of the efficiency factor in the pricing system provides the transporter with an incentive to cut costs because the price is established in advance for the period up to the next five-year revision, and does not dis count for efficiencies made during the period. The adjustment to account for efficiencies is proposed by ENARGAS based on specific plans for efficiency improvements, taking into account both the expected cost savings and the investment required for the implementation of such plans.

The inclusion of the investment factor in the formula specified in our License is intended to permit an increase in the rates at the time of their adjustment to compensate us for certain investments to be made during the relevant five-year period. The investments contemplated by the investment factor are those designed to improve the efficiency, safety or reliability of the system and to expand the system, and may either be required by ENARGAS to be made or may initially be proposed to be undertaken by us. In exceptional cases, we may also petition ENARGAS at any time for a rate adjustment relating to proposed investments to expand system capacity when the resulting costs cannot be recovered with the existing rate.

If we do not agree on the efficiency or investment factors established by ENARGAS, or on the terms of the investment program established by ENARGAS, the factors established by ENARGAS will be applied but we may seek administrative or judicial review.

ENARGAS is responsible for determining the rates that are to be effective during each succeeding five-year period following the initial five-year period ended December 1997. In 1996, ENARGAS set the weighted average cost of capital to be used for the determination of the efficiency and investment factors at 11.3% per annum, net of future inflation. As a result of the first general rate review process which ended in December 1997, our transportation rates suffered an up front one-time decrease of 6.5% effective January 1, 1998, based on the application of the efficiency factor, representing a decrease of approximately Ps. 52 million in 1998 net revenues. In connection with the investment factor, ENARGAS approved the application of periodic increases through January 2002 to our tariffs resulting in a total weighted average of 2.6% as of that date to compensate us for approximately US$70 million in investments. These investments principally include the modifications to the Buenos Aires high-pressure ring, the expansion of the Cordillerano pipeline in western Argentina, and enhancements to the General San Martín pipeline in preparation for future expansions.

Since January 1, 2000, adjustments to tariffs to reflect PPI variations were suspended, first through an agreement with the Executive Branch and later by a court decision arising from a lawsuit started to determine the illegality of tariff adjustment through indexes. In light of this situation, we continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Public Emergency Law, we deemed that tariff adjustment to reflect PPI—which was legitimate according to the regulatory framework agreed upon in the privatization—had turned out unlikely, as the possibility of its recovery was subject to future events beyond our control. Therefore, in 2001, we recorded a loss of Ps. 126.7 million related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and, since 2002, we have discontinued such accrual. This does not mean that we waive the rights and the actions we are entitled to under the regulatory framework. We intend to continue to maintain and exercise such rights and actions in every available legal and administrative venue, including the renegotiation process under the Public Emergency Law.

As mentioned above, tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002, which among other provisions eliminated tariff indexing increases based on U.S. dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one U.S. dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. However, since early 2002 and up to the date of this Annual Report no resolution has been reached in the renegotiation of our contracts—nor have tariffs been readjusted—in spite of several attempts by the Executive Branch to grant partial tariff increases. These tariff increases were suspended by court decisions on legal actions filed by consumer organizations and the Ombudsman, on the grounds that tariff increases were illegal until the contract renegotiation process was completed.

In July 2003, UNIREN was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This unit, which is the successor of the former Committee for the Renegotiations of Public Services and Works Contracts, will conduct the renegotiation process of contracts related to utilities and public works, and is empowered to reach total or partial agreements with the licensees and submit proposals regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in the renegotiation process until December 2003, when we discussed preliminary documents with UNIREN, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussion, (ii) a draft agenda which was outlined in order to deal with main issues such as costs, investments programs and financing, rates of return and tariffs, etc. and (iii) a schedule, which settled for the renegotiation of the regulatory framework.

In July 2004, UNIREN submitted to us a proposal for the adjustment of the contractual terms and conditions of our License, which provides for, among other things, a tariff increase of 10% effective as from January 2005, an overall tariff review to become effective beginning 2007 and requires our abandonment and the abandonment of our shareholders of any claim or lawsuit resulting from the effects of the Public Emergency Law on our License prior to the effectiveness of a renegotiation of our License, as well a requirement that we hold the Argentine government harmless from any claim or lawsuit filed by our shareholders or reimburse the Argentine government for any amount paid by it to our shareholders in connection with any such claim or lawsuit.

As this proposal differed from discussions we previously had with UNIREN, we rejected it choosing instead to seek to reach an overall agreement with UNIREN by the end of 2004 (in line with what had been originally outlined by UNIREN in the "Preliminary Renegotiation Guidelines") and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

On March 10, 2005, UNIREN called for a public hearing, which was held on April 27, 2005, to discuss its proposal presented in July 2004. During the hearing, UNIREN reaffirmed its offer of a 10% tariff increase and proposal to continue the process of the overall tariff revision, so that the resulting tariff adjustments will come into effect during 2006. Regarding the abandonment of claims against the Argentine government resulting from the Public Emergency Law, UNIREN outlined a first stage that included the postponement of the potential claims by us and our shareholders, prior to a renegotiation of our License, to be followed by the abandonment of any such claims by us or our shareholders to any claim or lawsuit, and our agreement to hold harmless the Argentine government. We informed UNIREN that, regarding the original proposal, it is imperative to negotiate an overall agreement of our License and, since some points of the UNIREN proposal required improvement, we expressed our willingness to continue discussing it.

In June 2005, we received a new proposal from UNIREN which is in line with the previous one, but now includes, apart from a 10% increase, a new tariff as from August 1, 2006 resulting from an overall tariff revision. It also establishes, as an additional condition, our abandonment and that of any of our shareholders, from any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001.

According to the UNIREN's new proposal, if we accept it and, after the renegotiation of our License, the abandonment any claim or lawsuit in connection with the effects of the Public Emergency Law is not carried out, our License can be revoked without any compensation.

The deadline for the renegotiation of the public works and utilities contracts has been extended to December, 31 2005, pursuant to Law No. 25,972.

Certain Restrictions with Respect to Essential Assets. A substantial portion of the assets transferred by GdE were defined in our License as essential to the performance of the licensed service. Pursuant to our License, we are required to segregate and maintain the essential assets, together with any future improvements thereon, in accordance with certain standards defined in our License.

We may not for any reason dispose of, encumber, lease, sublease or lend essential assets for purposes other than the provision of the licensed service without ENARGAS's prior authorization. Any extensions or improvements that we may make to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of our License, we will be required to transfer to the Argentine government or its designee, the essential assets specified in our License as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

- the net book value of the essential assets determined on the basis of the price paid by CIESA for shares of our common stock plus the original cost of subsequent investments carried in U.S. dollars in each case adjusted by the PPI, net of accumulated depreciation in accordance with the calculation rules to be determined by ENARGAS; or

- the net proceeds of a new competitive bidding.

Under Argentine law, an Argentine court would not permit the enforcement of a judgment on any of our property located in Argentina which is determined by the courts to provide essential public services. This may adversely affect the ability of a creditor to realize a judgment against our assets.

Under a transfer agreement we entered into in connection with the privatization of GdE (the "**Transfer Agreement**"), liabilities for damages caused by or arising from the GdE assets are allocated to either GdE or us depending whether any such damage arose or arises from the operation of the assets prior to or following the commencement of our operations ("**Takeover Date**"). Also, pursuant to the Transfer Agreement, we are responsible for any defects in title to such assets, although any such defects are not expected to be material. The Transfer Agreement further provided that GdE was responsible for five years until December 1997, for the registration of easements related to the system which were not properly recorded and for the payment to property owners of any royalties or fees in respect thereof. Since 1998, we have been responsible for properly recording any remaining easement agreements and for making payments of royalties or fees related to such easements. See "Item 8. Financial Information."

Competition

Our gas transportation business faces only limited direct competition. Although there are no regulatory limitations on entry into the business of providing gas transportation services in Argentina, the construction of a competing pipeline system would require substantial capital investment and the approval of ENARGAS. Moreover, as a practical matter, a direct competitor would have to enter into agreements with distribution companies or end-users to transport a sufficient quantity of gas to justify the capital investment. In view of our current firm transportation contracts with our distribution company customers, and the other characteristics of the markets in which we operate, management believes that it would be very difficult for a new entrant to the transportation market to pose a significant competitive threat to us, at least in the short to intermediate term. In the longer term, the ability of new entrants to successfully penetrate our market would depend on a favorable regulatory climate, an increasing and unsatisfied demand for gas by end-users, and sufficient investment in downstream facilities to accommodate increased delivery capacity from the transportation systems.

On a day-to-day basis, we compete with TGN, to a limited extent, for interruptible transportation services and from time-to-time for new firm transportation service made available as a result of expansion projects being undertaken by each of the two companies for service to the distribution companies to which both we and TGN are either directly or indirectly connected (Pampeana, MetroGas and BAN). We compete directly with TGN for the transportation of gas from the Neuquén basin to the greater Buenos Aires area. The following chart shows the contracted firm capacity by Pampeana, Metrogas and BAN from the Neuquén basin with us and TGN in MMm^3/d:

	TGS	**TGN**
Pampeana	7,637	250
MetroGas	15,257	1,510
BAN	8,968	3,645

ENARGAS has issued rules establishing a methodology to govern the brokering of excess capacity among the distribution companies and other transporters of natural gas, which has been effective since 1997. The system is administered by us and TGN. To the extent that such capacity brokerage results in more efficient use of contracted firm capacity, the demand for interruptible transportation services by our and TGN's customers could decrease.

Gas transportation companies should not be directly affected by changes in gas prices resulting from deregulation, since they neither buy nor sell gas commercially. However, competition in gas markets may affect both us and TGN to the extent that the gas basins which they service suffer from a loss of demand as a result of price competition with gas from other basins. This may affect the volume of gas transported from particular gas producing regions.

The cost of gas relative to competing fuels may also affect the demand for transportation services in the long term. The delivery cost of gas to end-users in Argentina, based on energy content, is currently significantly lower than other alternative fuels, except for hydroelectric power.

Additionally, this situation will be affected by the creation of the MEG, which by Decree requires that all firm transportation capacity not allocated for the following day, must be marketed through the MEG and the proceeds from that capacity sale must be used in accordance with the Federal Energy Bureau's requirements. For further information, see "Item 4. Business Overview. — Gas Transportation. — Regulated Business. — The Argentine Natural Gas Industry."

NGL PRODUCTION AND COMMERCIALIZATION—NON-REGULATED BUSINESS

NGL production and commercialization activities are not subject to regulation by ENARGAS.

Our NGL production and commercialization activities are conducted at our Cerri Complex which is located near the city of Bahía Blanca. In the Cerri Complex, ethane, propane, butane and natural gasoline are extracted from the natural gas, which arrives from three main pipelines from the Neuquén and Austral gas basins. The owners of the extracted NGL are required to make in-kind deliveries of additional gas to replace their attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the gas. We operate three different kind of NGL-related business:

- NGL production and commercialization by our own account: In this business, the NGL products obtained at Cerri belong to us. We make in-kind deliveries of additional gas to replace thermal units consumed in the NGL production process and agree with the natural gas distributors on the payment of richness contribution incentives in order to maximize the NGL production in the Cerri Complex.
- NGL production and commercialization on behalf of third parties: In this business, we process the natural gas and commercialize the NGL products and, in exchange, we collect a percent commission on the sale price.
- NGL production on behalf of third parties: In this business, we process the natural gas and deliver the NGL products to the gas producers who pay us a U.S. dollar-fixed commission per ton or a percentage on US$ average sale price.

We sell our production of propane and butane to marketers and refineries in the local market and part of the production is exported to Petrobras International Finance Company (**"PIFCO"**), a subsidiary of Petrobras, at the international reference price, commonly referred to as the Mont Belvieu price, less a discount. In the domestic market, we set prices in order to maintain the parity in U.S. dollar terms with the prices received for propane and butane exports. The commercialization of natural gasoline is made to PIFCO at the international reference price, less a discount, while ethane is sold to PBB Polisur S.A. ("**PBB**") at agreed fix prices. This business segment also comprises storage and dispatch by truck and subsequent shipment of the NGL extracted at the Cerri Complex in facilities located in Puerto Galván. Propane, butane and natural gasoline are transported via two eight-inch pipelines to the loading terminal at Puerto Galván. Ethane is piped via an eight-inch pipeline to the PBB olefins plant, which is the sole outlet for ethane from the Cerri Complex. The Cerri Complex extracts ethane only when it can be accepted at PBB. Otherwise, any ethane extracted is reinjected into the pipeline.

As a consequence of the adverse change in the regulated gas transportation segment, our results of operations are now significantly more dependent on the results of the NGL business. The significant increase in the NGL segment is due to higher prices in the foreign market, an increase in the production volume and our ability in the domestic market to charge unregulated prices that are priced at parity with export prices.

NGL production and commercialization net revenues accounted for approximately 51%, 48% and 37% of net revenues in 2004, 2003 and 2002, respectively.

The annual sales for the Cerri Complex for 2004, 2003 and 2002 in short tons were as follows:

	2004	2003	2002
Ethane	381,118	364,571	357,703
Propane and Butane	591,888	565,936	540,060
Natural gasoline	115,934	103,542	100,739
Total	**1,088,940**	**1,034,049**	**998,502**

As a result of agreements entered into with gas producers in Neuquén, during 2002 we were able to increase the richness of the gas stream arriving to the Cerri Complex for processing. Consequently, we were able to return NGL production volumes to levels that existed prior to the start up of the competitive processing complex, owned by Compañía MEGA S.A. ("**MEGA**"), at the beginning of 2001.

The economic crisis during 2002 provided a growth opportunity for this business segment because in 2004, 34%, which represented approximately 372,984 short tons, of total NGL production was exported, enabling us to benefit from the peso devaluation. Additionally, local market prices increased in order to maintain parity with export prices. The combination of such factors led to an increase in revenues and a greater percentage of our total revenues coming from NGL sales.

In addition, our management anticipates that future expansions on the pipeline system will provide new opportunities in the NGL production and commercialization business and lead to related increases in revenues from our gas transportation and NGL production and commercialization businesses.

However, we are currently undergoing a reduction in natural gas production that has caused, or may cause in the future, a decrease in NGL production in the Cerri Complex. This critical situation is a consequence of a significant rise in the demand for natural gas, as natural gas became the most inexpensive fuel because prices have not been adjusted for more than two years (from early 2002 to mid-2004). Consequently, gas producers did not undertake exploration activities and existing natural gas reserves have been diminished considerably. To address this situation, the Argentine government and the gas producers agreed to graded increases in natural gas prices in 2004, and, in 2005, the Argentine government has granted tax benefits for oil and gas exploration investments. While these measures are expected to help, it is unlikely that the positive effects will be seen for two or three years, which is the minimum time required for oil and gas exploration investments to result in actual gas production activities. However, there exist many doubts that these measures taken by the Argentine government will encourage producers to make the necessary investments needed to increase production and satisfy the expected natural gas demand.

In March 2005, the Congress enacted Law No. 26,020, requiring propane and butane producers to ensure that demand in the domestic Argentine market is met, a requirement that may lead us to sell NGL into the domestic market in preference to the export market where prevailing prices are likely to be higher. In addition, while there currently is no formal regulation of domestic prices for NGL, the current regulatory regime may impose a limit in practice on the prices we are able to realize for our domestic NGL sales, and such limit is likely to be below the net prices we realize on our export sales. However, the market for NGL domestic demand is predominantly comprised of residential consumers located is remote locations outside the natural gas network that require natural gas to cover their basic needs and, historically, this market has been, and is expected to remain, relatively static.

Competition

Repsol-YPF, together with Petrobras Energía and Dow Chemical, created MEGA, which, at the end of 2000, finished building and started the operation of a gas processing plant with a capacity of approximately 36 MMm³/d (1.3 Bcf/d), located in the Province of Neuquén. Any resulting lower production associated with gas with lower liquids content arriving at the Cerri Complex, as well as any other project that eventually may be developed midstream of the Cerri Complex, might adversely affect our revenues from NGL production and commercialization services. To minimize the revenue impact of any project developed midstream of the Cerri Complex, during 2000 and 2001, we signed agreements with gas producers and distributor customers to maximize the richness of the gas to be processed at the Cerri Complex in order to have the availability of the associated liquids.

OTHER SERVICES—NON-REGULATED BUSINESS

Our other services are mostly comprised of midstream activities and telecommunication services. Our midstream activities consist of gas treatment at the wellhead, which include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas pipelines. In addition, we also provide services related to pipeline construction, inspection and maintenance.

In 2004, in spite of the severe restrictions on our ability to obtain financing, we were able to participate in some projects through innovative contractual arrangements. In December 2004, we completed a project where we rendered engineering, construction and assembly services to a 3.9 MMm^3/d (137.7 mcf/d) compressor plant, denominated "El Chourrón", owned by Pampeana, which receives gas delivered by us through the General San Martín Pipeline and transmits it to the Tandil-Mar de Plata Pipeline and the Coastal Pipeline. We also entered an agreement with Pampeana to provide operational and maintenance services for the plant.

We will continue searching for new projects, both in the local and the regional markets, to allow us to sustain growth in this segment, capitalizing upon synergies with our other businesses.

Telcosur (Telecommunications System)

We own 99.98% of Telcosur, a telecommunications company formed in September 1998 for the purpose of providing value-added and data transportation services through the use of our existing telecommunications infrastructure (which was installed for purposes relating to our gas transportation system).

During 2001, we completed a capacity expansion project of our telecommunication system, by investing US$ 26 million in a starting up modern microwave digital system with synchronous digital hierarchy (or SDH) technology.

In 2004, the economic recovery trend continued to benefit the country and specifically the telecommunications industry, driven mainly from the sudden upsurge of cellular phone lines and internet bandwidth for corporate and residential services. Telcosur took advantage of these circumstances to consolidate its business relations with major operators that constitute part of its clients' portfolio, adding important companies and Chilean operators by the celebration of long-term agreements denominated in U.S. dollars. Additionally, Telcosur strengthened ties with major operators of the oil segment, diversifying its services, in an attempt to increase the commercialization of its remaining capacity.

C. Organization Structure

The following is a summary diagram of our material subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:



Certain Enron subsidiaries
Petrobras Energía and one of its subsidiaries
CIESA(1)
Petrobras Energía and one of its subsidiaries – 50%
Certain Enron subsidiaries – 50%
TGS(1)
CIESA - 55.30%
Petrobras Energía and one of its subsidiaries – 7.35%
Certain Enron subsidiaries – 7.85%
Local and foreign investors –29.5%
Telcosur(1)
TGS - 99.98%
EPCA – 0.02%
TGU(2)
TGS - 49.00%
Petrobras Energía – 51.00%
EGS(1)
TGS - 49.00%
TGU – 51.00%
Link(1)
TGS - 49.00%
Dinarel 51.00%

(1) Incorporated in Argentina
(2) Incorporated in Uruguay

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.000	A
CIESA	34,133,200	4.2962	B
Certain Enron subsidiaries..........................	62,382,951	7.8519	B
Petrobras Energía and one of its subsidiaries..	58,410,452	7.3519	B

As of December 31, 2004, approximately 21.5% of the securities held by the public were held in the form of ADRs. At such date, a total of 10,086,808 ADRs, representing 50,434,040 Class B shares, were held by approximately 40 holders of record. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

D. Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. The 7,419 km (4,610 miles) natural gas transportation system that we own and operate consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 60-70 kg/cm^2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

Maintenance bases. Maintenance bases are located adjacent to the gas pipeline system in order to maintain the pipeline and related surface facilities and to handle any emergency situations which may arise. Personnel at these bases periodically examine the pipelines to verify their condition and inspect and lubricate pipeline valves. Personnel at the bases also carry out a cathodic protection system to ensure that adequate anti-corrosion systems are in place and functioning properly. They also maintain and verify the accuracy of measurement instruments to ensure that these are functioning within appropriate industry standards and in accordance with the specifications contained in our service regulations. We have determined that we can more effectively maintain the pipeline at a lower cost by outsourcing non-critical maintenance functions and reducing the number of maintenance bases. We have reduced the number of maintenance bases from 11 to 8. In addition, we have consolidated the operations of some maintenance bases with those of the compressor plants.

Compressor plants. Compressor plants along the pipelines recompress the gas volumes transported in order to restore pressure to optimal operational levels, thereby ensuring maximum use of capacity as well as efficient and safe delivery. Compressor plants are spaced along the pipelines at various points (between 100 and 200 km) depending upon certain technical characteristics of the pipelines and the required pressure for transport. Compressor plants include turbine-driven compressors or motor-driven compressors which use natural gas as fuel, together with electric power generators to supply the complementary electrical equipment (control and measurement devices, pumping, lighting, communications equipment, etc.).

We transport gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller gas pipelines. Information with respect to certain aspects of our main gas pipelines as of December 31, 2004, is set out in the table below:

Major Pipeline	Length (km)	Diameter (inches)	Maximum Pressure (kg/cm^2)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	3,408	30	60	49	16	361,900
Neuba I/Loop Sur	1,240	24/30	60	11	4	52,550
Neuba II	1,665	30/36	70	17	6	128,180
Other (1)	1,106	Various	Various	6	3	7,600
Total	7,419			83	29	550,230

(1) Includes 398 km (247 miles) of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 313 km (194 miles).

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin in the extreme south at Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The pipeline serves principally the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca and Comodoro Rivadavia. In addition, we are in the process of expanding the General San Martín. See "Item 4. Our Information—Business Overview—Gas Transportation Regulated Business—Pipeline Operations—Pipeline Expansions" for more information.

Neuba I (Sierra Barrosa-Bahía Blanca). Neuba I was built in 1970 and is one of our two main pipelines serving our principal source of gas supply, the Neuquén basin. The pipeline originates in west-central Argentina at Sierra Barrosa (Province of Neuquén), passes through the provinces of Río Negro, La Pampa and Buenos Aires, and terminates at the Cerri Complex. This pipeline transports the gas received from the Neuquén basin, particularly from the Sierra Barrosa, Charco Bayo, El Medanito, Fernández Oro, Lindero Atravesado, Centenario, Río Neuquén and Loma de la Lata gas fields. The gas delivered from Neuba I is subsequently compressed and injected into the Loop Sur and the General San Martín pipelines for transportation north to the greater Buenos Aires area.

Loop Sur. This gas pipeline was built in 1972 as an extension of Neuba I and runs parallel to a portion of the General San Martín gas pipeline. Located in the province of Buenos Aires, it transports gas from the terminus of Neuba I at the Cerri Complex at Bahía Blanca and terminates at the high pressure transmission ring around Buenos Aires, which we also operate. The gas delivered by this gas pipeline constitutes a portion of the gas supply for the greater Buenos Aires area. Loop Sur is also connected to the TGN system and allows us to deliver gas to or receive gas from TGN. Such transfers occur occasionally during periods of high demand for gas.

Neuba II. Our newest pipeline, Neuba II, was built in 1988 and is our other pipeline serving the Neuquén basin. Neuba II begins at Repsol-YPF's Loma de la Lata gas treatment plant in the western portion of the basin and runs through the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II is a principal source of gas for the Federal District and the greater Buenos Aires area.

Other Pipelines. Our other pipelines include the Cordillerano pipeline, built in 1984, which receives gas from the Neuquén Basin and supplies it mainly to three tourist centers in southern Argentina. In addition, we operate other minor pipelines, the high pressure transmission ring around Buenos Aires, the Chelforó-Conesa pipeline and other pipelines known as gas transfer pipelines.

Information regarding gas transportation system expansion is included in “Item 4. Our Information—Business Overview—Gas Transportation Regulated Business—Pipeline Operations—Pipeline Expansions.”

Ancillary Facilities

Cathodic Protection System

Currently, we operate more than 200 cathodic protection devices, which are located along our main pipelines. The objective of this system is to mitigate the corrosion process on the pipes’ surface. The corrosion process causes metal loss, which, depending on the severity of the damage, may cause pipeline ruptures. Cathodic protection equipment includes thermic, turbine-driven, motor-driven or even solar electric generators in locations where no electric lines are available. The system also includes an impressed current-deep anode, which facilitates circulation of electricity through the circuit formed by the generator, the anode itself, the pipe and the land.

Gas Control System

Located at our Buenos Aires headquarters, the gas control system controls scheduled gas injections and deliveries and allows us to follow gas flows in real time. Data is received from compressor stations by phone and automatically from remote terminal units (“**RTU’s**”) installed in the receipt and delivery points equipped with the EFM system. The information is normally collected by the Supervisory Control and Data Acquisition (“**SCADA**”) system (which has an ad-hoc database that is updated every 30 seconds on average) and is then consolidated into other databases. In order to control gas injection and deliveries, we have developed a software system called *Solicitud, Programación, Asignación y Control* (“**SPAC**”), which, among other things, allows us to control actual volumes and projected future injections to determine producer deviations. As part of this system, we operate meteorological equipment and receive daily weather information from various sources, which is used for the purpose of forecasting gas demand.

Gas Measurement

Shipped and delivered gas is measured through primary field facilities that are connected with RTU’s. Such RTU’s transmit the data to the Buenos Aires headquarters. This data is utilized to prepare reports for clients, shippers, producers and ENARGAS. Energy balances are also prepared in order to control our system efficiency.

NGL production and commercialization

Our NGL production and commercialization activities are conducted at our Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of our main pipelines. The Cerri Complex consists of an ethane extraction plant to recover ethane, propane, butane and natural gasoline, together with a lean oil absorption plant to recover propane, butane and gasoline. The facility also includes compression, power generation and storage facilities. The Cerri Complex processing capacity is approximately 43 MMm^3/d (1,519 MMcf/d).

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 60,450 short tons. In 1998, we completed the expansion of the processing and storage facilities of the Cerri Complex. For a more detailed description of the expansion, see “—Business Overview—NGL Production And Commercialization—Non-Regulated Business” above.

Midstream

As part of this business segment, we provide services relating to natural gas including treatment, gathering and gas compression, which are rendered at five treatment plants located in the gas fields with a total capacity of 11.7 MMm^3/d. The following chart shows summary information regarding the treatment plants' capacity:

Treatment plants	Capacity (in MMm^3/d)
Cornejo – Ramos..........	3.0
Río Neuquén	2.4
Plaza Huincul...............	0.8
Barda Las Vegas	3.0
Faro Vírgenes	2.5
Total	**11.7**

Additionally, we render our gas compression service by three gas compression plants with a total capacity of 32,160 HP. The following chart shows summary information regarding the gas compression plants' capacity:

Gas compression plants	Capacity (in HP)
Río Neuquén	27,000
Plaza Huincul...............	5,160
Total	**32,160**

Telecommunication

In 1998, we completed the construction of a modern and flexible telecommunication system of digital terrestrial microwave network with a length of more than 4,600 km (2,858 miles). This fifth generation system runs parallel to our main pipelines, from the southernmost province of Tierra del Fuego and Neuquén in the west, to the Company's headquarters in Buenos Aires. The system is controlled from Telcosur's headquarters and has a capacity of 252 megabytes per second.

Environmental Matters

We believe that our current operations are in substantial compliance with applicable laws and regulations relating to the protection of the environment. Our environmental policy is designed to comply with Argentine laws relating to hazardous waste and air quality. Under these laws, the principal hazardous substances we generate consist of discarded casing oil and those parts of the compressor station entry filters that are soaked in hydrocarbons.

Throughout 1995, we completed a study of all the emissions we produced, including gaseous, liquid and solid emissions, with the objective of implementing a policy of reducing and treating hazardous substances. Following the completion of the study, our drainage collection systems were redesigned in order to direct them to a single storage tank and incinerators for the hazardous substances were installed in several geographic areas of the transportation system.

Since then, we have steadily consolidated our policy in connection with environmental affairs, which in October 1998 helped us obtain the certification of our environmental management system, in accordance with the international standards ISO 14001.

In 2001, we adopted a global management system policy in an effort to increase our customers' satisfaction. The policy focuses on continuous improvement efforts and our commitment to comply with the provisions contained in the current legislation and procedures that we establish through annual goals and objectives.

The main foundation of this policy lies in our personnel, the quality, innovation and value of our products and services as well as a management system in line with international standards.

In 2004, investments in environmental measures included updates to our gas measurement equipment to improve the quality of the services rendered as well as commencement of projects to minimize environmental changes in accordance with our commitment to preserve the environment. The first stage, started in 2004, consisted of: elimination of gas combustion emissions in Cerri Complex; reduction of methane venting produced by compression plant shutdowns; reduction of the impact of liquid effluents; avoidance of soil pollution; waste reduction; disposing in sanitary landfills of all the asbestos waste buried in the fields in the province of Buenos Aires; and the restructuring of the anti-fire network in the Cerri Complex.

In December 2004, we obtained the re-certifications of the international standards ISO 9001 and 14001. Recertifying ISO 9001 and 14001 international standards involves maintenance auditings performed every six months by the same certification body that carried out the initial certification. This body revises and controls the compliance with the requirements of those standards and verifies the commitment to continuous improvement and compliance with the annual objectives and goals.

We have established an environmental and industrial safety investment plan for the period of 2005-2007 with a budget of approximately US$ 11.7 million.

Insurance

We maintain insurance, subject to deductibles, against third-party liability, against business interruption and against damage to our pipeline assets that pass under rivers or other bodies of water and the Straits of Magellan, which we believe is consistent with standards for international natural gas transportation companies. The terms of the policies related to the regulated assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for our directors and officers.

Item 5. Operating and Financial Review and Prospects

Overview

We are an Argentine company who commenced our commercial operations on December 29, 1992. We are currently the largest transporter of natural gas in Argentina, delivering approximately 61% of the country's total gas consumption through 7,419 km (4,610 miles) of pipeline. with a current firm contracted capacity of 65.4 MMm^3/d (approximately 2.3 Bcf/d). Substantially all of our gas transportation capacity is subscribed for under firm long-term transportation contracts. Gas transportation activities are regulated by ENARGAS. We are also the largest processor of natural gas and one of the largest marketers of NGL in Argentina, operating the Cerri Complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province where NGL are separated from gas transported through our pipeline system and stored for delivery. We also provide other services, which include midstream and telecommunications activities. Midstream activities consist of gas treatment at the wellhead which include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream and gas compression. In addition, we also provide services related to pipeline construction, inspection and maintenance by ourselves and by our affiliates Link, Transporte y Servicios de Gas en Uruguay S.A. (**"TGU"**) and EGS. Telecommunication services are rendered by Telcosur a 99.98%-owned subsidiary. Telcosur provides services to leading telecommunications operators and corporate customers.

Since the onset of the severe economic crisis in Argentina, which began in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar, (ii) high inflation that occurred in 2002 and (iii) the suspension of adjustments of the regulated tariff for the transportation of natural gas pursuant to the Public Emergency Law enacted on January, 6, 2002. In 2002, the peso was devalued against the U.S. dollar by 237.0% and Argentina experienced a cumulative rise in the CPI of 40.7% and in the WPI of 118.2% from

December 2001 through December 2002. During 2003, the peso appreciated by 13.1%, the CPI increased by 3.7% and the WPI increased by 2.0%. In 2004, the peso depreciated against the US dollar by 1.7% , the CPI rose 6.1% and the WPI rose 7.9%.

	December 31,		
	2004	**2003**	**2002**
	(annual % change)		
Wholesale price index	7.9	2.0	118.2
Consumer price index	6.1	3.7	40.7
Devaluation / (Appreciation)	1.7	(13.1)	237.0

Source: Argentine National Institute of Statistics and Census or **"INDEC"**, Banco de la Nación

Laws and regulations currently governing the Argentine economy may continue to change in the future and these changes may adversely affect our business, financial condition or results of operations. For more information, see "Item 3. Key Information—Risk Factors". Our Financial Statements do not include any adjustments or reclassifications that might result from the outcome of the uncertain economic and political environment in Argentina.

The most important factors affecting our results of operations were the following:

- *Pesification of our tariffs:*

According to the original regulatory framework existing at the time of our privatization in 1992 our regulated tariffs were U.S. dollar-based. The Public Emergency Law eliminated U.S. dollar-based tariffs and converted into pesos at a one-to-one exchange rate.

- *Suspension of tariff adjustment:*

Under our License, we may be permitted to adjust rates semi -annually to reflect changes in PPI and every five years in accordance with efficiency and investment factors to be determined by ENARGAS and, subject to ENARGAS's approval, from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to us, and for objective, justifiable and non-recurring circumstances. However, our ability to make these adjustments has been suspended by the Argentine government as part of the Public Emergency Law.

- *Devaluation of the peso:*

The Public Emergency Law eliminated the U.S. dollar-peso parity. The devaluation has had a material adverse impact on our results of operations as it was coupled with the pesification and freezing of our tariffs. In addition, almost all of our financial indebtedness is U.S. dollar-denominated. During 2002, we had a foreign exchange loss of Ps. 615.7 million as a consequence of the 237.0% devaluation of the peso against the U.S. dollar, while during 2003 we had a foreign exchange gain of Ps. 30.7 million as a consequence of the 13.1% appreciation of the peso against the U.S. dollar. During 2004, we had a foreign exchange loss of Ps. 26.0 million as a consequence of the 1.7% devaluation of the peso against the U.S. dollar.

In response to the negative events mentioned above, we have taken the following measures with the goals of producing high liquidity and maintaining the high quality of the services we render:

  - *Debt renegotiation:*

The significant devaluation of the peso that began in early 2002 and the numerous delays in the renegotiation process adversely impacted our financial condition and consequently impeded our ability to service our financial indebtedness. On May 15, 2003, we announced the suspension of all interest and principal payments in respect of our outstanding financial indebtedness and focused our efforts on negotiating the restructuring of such indebtedness with our creditors. On December 15, 2004, we completed the restructuring of substantially all of our outstanding indebtedness by issuing new financial debt obligations in exchange for our outstanding indebtedness that was restructured and entering into amended and restated loan agreements. We expect the payment obligations under our newly-issued and amended and restated financial debt to correspond to our future cash flow generation. However, our new debt obligations contain several restrictive covenants that limit our ability to, among other things, incur additional debt, pay dividends and make capital expenditures. For a further description of the restrictive covenants contained in our new financial debt obligations, refer to "Item 10. Additional Information—Material Contracts—New Debt Obligations."

- *Tariff renegotiation:*

According to the Public Emergency Law, the Executive Branch has the authority to renegotiate contracts entered into with private utility companies. In July 2003, UNIREN was created under the joint jurisdiction of the MPFIPyS. This unit conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit proposals regulating the transitory adjustment of tariffs and prices, among other things. To date, we have been unable to renegotiate our License with the Argentine government. See "Item 4. Business Overview—Gas Transportation Regulated Business—Regulatory Framework—Adjustment of Rates" for more information.

The new deadline for the renegotiation of the public works and utilities contracts has been extended to December, 31 2005, pursuant to Law No. 25,972.

- *Implemented capital expenditures controls:*

Considering the uncertainty surrounding the economic, social and political environment in Argentina, we decided to reduce significantly our capital expenditures for the years ended 2003 and 2002, limiting capital expenditures to those necessary to maintain operational safety and reliability of the pipeline system.

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item 3. Key Information—Selected Financial Data" and our Financial Statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 and the report of our independent auditors, included elsewhere herein. Such financial statements have been prepared in accordance with Argentine GAAP (taking into account CNV regulations). This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve certain risks, uncertainties and assumptions. These forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "will likely result," "intend," "projection," "should," "believe," "expect," "anticipate," "estimate," "continue," "plan" or other similar words. Our actual results may differ materially from those identified in these forward-looking statements. For more information on forward-looking statements, see "Cautionary Statement Regarding Forward-Looking Statements." In addition, for a discussion of important factors, including, but not limited to, the pesification of our tariffs and other factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see "Item 3. Key Information—Risk Factors."

For information relating to the presentation of financial information see "Presentation of Financial and Other Information".

Discussion of Results of Operations for the Three Years ended December 31, 2004, 2003 and 2002

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2004 and 2003, stated in pesos, and the increase or decrease and percentage of change between the periods presented:

	Years Ended December 31,		Year Ended December 31, 2004 Compared to Year Ended December 31, 2003	
	2004	**2003**	**Variation**	**Percentage Change**
	In millions of pesos			
Gas transportation	*434.3*	*422.1*	*12.2*	*2.9%*
NGL production and commercialization	*506.3*	*428.4*	*77.9*	*18.2%*
Other services	*53.5*	*42.3*	*11.2*	*26.5%*
Net revenues	**994.1**	**892.8**	**101.3**	**11.3%**
Operating costs	*(279.1)*	*(242.3)*	*(36.8)*	*(15.2%)*
Depreciation and amortization	*(187.3)*	*(185.0)*	*(2.3)*	*(1.2%)*
Costs of sales	**(466.4)**	**(427.3)**	**(39.1)**	**(9.2%)**
Gross profit	**527.7**	**465.5**	**62.2**	**13.4%**
Administrative and selling expenses	*(74.0)*	*(58.6)*	*(15.4)*	*(26.3%)*
Operating income	**453.7**	**406.9**	**46.8**	**11.5%**
Other expenses, net	*(33.7)*	*(26.4)*	*(7.3)*	*(27.7%)*
Equity in (losses) / earnings of affiliates	*(0.6)*	*4.0*	*(4.6)*	*(115.0%)*
Net financial expense	*(260.9)*	*(219.8)*	*(41.1)*	*(18.7%)*
Income tax (expense) / benefit	*(10.6)*	*121.5*	*(132.1)*	*(108.7%)*
Net income	**147.9**	**286.2**	**(138.3)**	**(48.3%)**

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2003 and 2002, stated in pesos, and the increase or decrease and percentage change between the periods presented:

	Years Ended December 31,		Year Ended December 31, 2003 Compared to Year Ended December 31, 2002	
	2003	**2002**	**Variation**	**Percentage Change**
	In millions of pesos			
Gas transportation	*422.1*	*532.1*	*(110.0)*	*(20.7)%*
NGL production and commercialization	*428.4*	*347.4*	*81.0*	*23.3%*
Other services	*42.3*	*60.0*	*(17.7)*	*(29.5%)*
Net revenues	**892.8**	**939.5**	**(46.7)**	**(5.0%)**
Operating costs	*(242.3)*	*(232.8)*	*(9.5)*	*(4.1%)*
Depreciation and amortization	*(185.0)*	*(202.9)*	*17.9*	*8.8%*
Costs of sales	**(427.3)**	**(435.7)**	**8.4**	**1.9%**
Gross profit	**465.5**	**503.8**	**(38.3)**	**(7.6%)**
Administrative and selling expenses	*(58.6)*	*(67.9)*	*9.3*	*13.7%*
Operating income	**406.9**	**435.9**	**(29.0)**	**(6.7)%**
Other expenses, net	*(26.4)*	*(6.1)*	*20.3*	*332.8%*
Equity in earnings / (losses) of affiliates	*4.0*	*(4.6)*	*8.6*	*187.0%*
Net financial expense	*(219.8)*	*(1,071.4)*	*(851.6)*	*(79.5)%*
Income tax benefit	*121.5*	*37.8*	*83.7*	*221.4%*
Net income / (loss)	**286.2**	**(608.4)**	**894.6**	**147.0%**

According to Resolution No. 441 issued by the CNV, our financial information presented above has been restated to reflect the effects of inflation as of February 28, 2003. Our consolidated financial information for the year ended December 31, 2003 accounts for the effects of inflation for the first two months of the year, during which the cumulative change in the WPI was 0.7%. Our consolidated financial information for the year ended December 31, 2002 accounts for the effects of inflation for the entire fiscal year, reflecting the 118.2% cumulative change in the WPI for the twelve-month period ended December 31, 2002.

For comparative purposes, peso-denominated amounts for the year ended December 31, 2002 have been restated using a conversion factor of 1.0074.

Fiscal Year 2004 Compared to Fiscal Year 2003

Net Revenues

Regulated Gas Transportation Segment. Net revenues from the gas transportation segment accounted for approximately 44% and 47% of total net revenues for the years ended December 31, 2004 and 2003, respectively. Substantially all of our gas transportation segment revenues are derived from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible transportation services subject to available pipeline capacity. Revenues associated with such services comprised 5.4% and 4.4% of our segment revenues in 2004 and 2003, respectively. With respect to our gas transportation segment, we do not face commodity risk because we are not the owner of the gas that is transported through the pipeline.

Net revenues from the gas transportation segment for the year ended December 31, 2004 increased by approximately 2.9%, or Ps. 12.2 million, as compared to the year ended December 31, 2003. This increase was due primarily to additional revenues of Ps. 5.4 million as a result of new firm transportation contracts that came into effect as from May 2004, and an additional Ps. 5.0 million in higher interruptible transportation services revenues generated by a growing demand of natural gas in 2004. Tariffs remained constant in peso terms in 2004.

We had additional firm-contracted capacity of approximately 3.6 MMm^3/d (127 MMcf/d) for the year ended December 31, 2004, as compared to the year ended December 31, 2003. Our higher firm-contracted capacity in 2004 was the result of an open bidding process conducted by us in March 2004, and is related to available capacity from our gas pipelines plus additional capacity obtained from enhancements to our pipeline system during the first quarter of 2004. Most of these new contracts became effective as from May 2004. We estimate that annual revenues from these contracts will be approximately Ps. 9 million (based on current tariffs) until fiscal year 2008.

In light of the lack of investment in gas pipeline expansion over the last several years (as a consequence of the "pesification" of tariffs and the failure to complete the renegotiation of our gas transportation license) and due to rising demand for natural gas from all of the Argentine economy, the Argentine Government, through the Executive Branch Decree No. 180/04 issued in February 2004 and Resolution No. 185/04 issued by the MPFIPyS in April 2004, has established a framework for the establishment of a trust fund that would finance the expansion of the gas transportation system in Argentina (referred to in this Annual Report as the Gas Trust). To that purpose, in June 2004, we submitted to the Federal Energy Bureau upon request a project for the expansion of the San Martín pipeline transportation capacity for approximately 2.9 MMm^3/d (102.4 MMcf/d). This project involves the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some compressor units. As of the date of this Annual Report, all of the additional capacity is expected to be fully on line by August 30, 2005. This additional transportation capacity was fully subscribed for under firm transportation contracts in an open bidding conducted by us in June 2004. The term of these new contracts is for almost 16 years in most cases and the new contracts were mainly entered into with gas distribution companies. We are required to make capital expenditures on our transportation system, totaling approximately US$40 million, including VAT and expenses, in connection with the project. This investment of approximately US$40 million shall be recovered over time by the payment to us of 80% of the revenues obtained from the additional transportation capacity, based on the current tariff rate (but not to the extent of any increased rate that may apply in the future), which, we expect, will represent annual revenues of approximately Ps. 23 million. See "Item 4. Our Information—Business Overview—Gas Transportation Regulated Business—Pipeline Operations—Pipeline Expansions" for more information.

On February 13, 2004, the Executive Branch signed two decrees related to the natural gas market in order to secure the adoption of measures to normalize the supply of natural gas. The Executive Branch, through Decree No. 180/04, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot market and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity not allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the discretion of the Federal Energy Bureau discretion. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that we are bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might eliminate the interruptible transportation contracts and, as the Federal Energy Bureau will manage the application of the revenues generated by the MEG, there is no assurance that we can collect these revenues. Revenues from the provision of interruptible transportation services were Ps. 23.5 and Ps. 18.6 million for 2004 and 2003, respectively.

We are still in the process of renegotiating our tariffs. See "Item 4. Our Information—Business Overview—Gas Transportation Regulated Business—Regulatory Framework—Adjustment of Rates" for more information.

Non-Regulated NGL Production and Commercialization Segment. Net revenues from the NGL production and commercialization segment accounted for approximately 51% and 48% of total net revenues for the years ended December 31, 2004 and 2003, respectively. As a consequence of the adverse effects suffered by our gas transportation segment, our results of operations are now significantly more dependent on the results of the NGL production and commercialization segment. Our NGL production and commercialization activities are conducted at our Cerri Complex which is located near the city of Bahía Blanca.

The annual sales for the Cerri Complex for 2004 and 2003 in short tons were as follows:

	Years Ended December 31,		Year Ended December 31, 2004 Compared to Year Ended December 31, 2003	
	2004	**2003**	**Increase (Decrease)**	**Percentage Change**
		In short tons		
Local market				
Ethane	381,118	364,571	16,547	4.5%
Propane and butane	321,279	281,434	39,845	14.2%
Natural Gasoline	13,559	10,860	2,699	24.9%
Subtotal	**715,956**	**656,865**	**59,091**	**9.0%**
Exports				
Propane and butane	270,609	284,503	(13,894)	(4.9%)
Natural Gasoline	102,375	92,682	9,693	10.5%
Subtotal	**372,984**	**377,185**	**(4,201)**	**(1.1%)**
Total	**1,088,940**	**1,034,050**	**54,890**	**5.3%**

Net revenues from the NGL production and commercialization segment increased by Ps. 77.9 million, or approximately 18%, for the year ended December 31, 2004, as compared to the year ended December 31, 2003. This increase was mainly due to a Ps. 76.8 million increase generated by a rise in international prices for NGL products, which corresponded to oil price escalation. Additionally, Ps. 4 million of this increase is due to an increase of approximately 5% of the volume of NGL products sold generated by a higher local market demand.

As a result of insufficient natural gas supply from producers in the first few months of 2005 (who were faced with a higher demand, which was exacerbated by lower hydroelectric energy production) we expect our NGL revenues could fall as much as 15%.

In March 2005, the Congress enacted Law No. 26,020, requiring propane and butane producers to ensure that demand in the domestic Argentine market is met, a requirement that may lead us to sell NGL into the domestic market in preference to the export market where prevailing prices are likely to be higher. In addition, while there currently is no formal regulation of domestic prices for NGL, the current regulatory regime may impose a limit in practice on the prices we are able to realize for our domestic NGL sales, and such limit is likely to be below the prices we realize on our export sales.

Other Services. Net revenues from the other services segment accounted for approximately 5% of total net revenues for each of the years ended December 31, 2004 and 2003. This segment includes midstream and telecommunications services. Midstream services include gas treatment, separation and the removal of impurities from the natural gas stream, and compression services, which are generally rendered to the natural gas producers at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. These services are rendered by us or through our affiliates Link, TGU and EGS. Telecommunications services are provided by Telcosur, a 99.98%-owned subsidiary. Telcosur provides services to leading telecommunication operators and corporate customers.

Net revenues from the other services segment increased by Ps. 11.2 million, or approximately 26%, for the year ended December 31, 2004, as compared to the year ended December 31, 2003. This increase was mainly due to: (i) an additional Ps. 5.3 million in revenues received from construction, engineering and assembly services provided to Pampeana in 2004, in connection to the construction of a 3.9 MMm^3/d (137.7 mcf/d) compressor plant located in the Buenos Aires Province which receives gas delivered by us through the San Martín Pipeline and transports it to the Tandil-Mar de Plata pipeline and the Coastal pipeline; (ii) an additional Ps. 4.8 million in revenues derived from the provision of midstream services; and (iii) an additional Ps. 3.1 million in revenues derived from the provision of telecommunication services by our subsidiary Telcosur, which reflect a sustainable growth of its sales, and the increase of the CER indexed tariffs.

It is expected that our other services revenues will continue increasing in 2005 as the result of additional telecommunication services expected to be generated in such year.

Costs of Sales

Cost of sales for the year ended December 31, 2004 increased by approximately Ps. 39.1 million, or approximately 9.2%, as compared to the same period in 2003. This increase was primarily the result of: (i) a Ps. 18 million increase in direct costs related to the NGL production and commercialization segment, which was mainly due to increases in the prices of the natural gas and the associated richness; (ii) a Ps. 8.6 million increase of operation and maintenance costs of the gas transportation pipeline system, mainly due to internal inspections that were conducted in 2004; and (iii) a Ps. 2.3 million increase of depreciation and amortization.

Administrative and Selling Expenses

Administrative and selling expenses for the year ended December 31, 2004 increased by approximately Ps. 15.4 million, or approximately 26.3%, as compared to the same period in 2003. This increase was primarily the result of Ps. 14.5 million in higher taxes and contributions caused primarily by increases in May 2004, from 5% to 20%, in the tax rate on propane and butane exports.

Other Expenses, Net

For the year ended December 31, 2004, other expenses, net increased by Ps. 7.3 million, or approximately 28%, as compared to the year ended December 31, 2003. The increase is mostly due to the Ps. 13 million allowance booked in 2004 with respect to a turnover tax claim made by the Buenos Aires Province on our NGL sales billed since 2002. We also registered a loss of Ps. 16.1 million during 2004 (in addition to the Ps. 24 million loss recorded in this line item for the year ended December 31, 2003), in connection with a decision of the Supreme Court in a lawsuit filed by GdE against us, relating to assets transferred at the time of our privatization in 1992. The court-appointed experts assessed the price of the compressor plants at approximately Ps. 13.2 million and, in September 2004, the court of original jurisdiction sentenced us to pay the amount determined by the experts plus VAT, other interest and litigation expenses. Nevertheless, we consider that the amount is excessive and not properly substantiated. Thus, we have appealed the decision. For more information on these lawsuits, see "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings."

On October 21, 2002, the AFIP formalized a claim against us in the amount of Ps. 5.6 million (including interest) related to our failure to make certain contributions to the Argentine Social Security Bureau. As a condition to filing an appeal with the Cámara Federal de Seguridad Social, we were required to deposit Ps. 5.6 million with the AFIP, pending the outcome of the appeal. In December 2004, the Cámara Federal de Seguridad Social what is this in relation to the Social Security Bureau ruled in our favor and instructed the AFIP to reimburse us the amount of our deposit. At December 31, 2004, AFIP had the right to appeal this decision, and accordingly we did not reverse the related accrual as of that date. AFIP did not appeal within the permitted time, and accordingly we reversed the expense of Ps. 5.6 million during the first quarter of 2005. See Note 9.d) to our Financial Statements.

Equity in (Losses) Earnings of Affiliates

Equity in (losses) earnings of affiliates had a negative variation of Ps. 4.6 million for the year ended December 31, 2004, as compared to the year ended December 31, 2003. This negative variation was primarily due to lower earnings on our investment in Link, mainly due to unfavorable exchange rates.

Net financial expense

Net financial expense for the years ended December 31, 2004 and 2003 is as follows:

	For the year ended December 31,	
	2004	2003
Generated by assets	(in millions of pesos)	
Interest income	8.7	4.1
Loss on exposure to inflation	-	(5.1)
Foreign exchange gain / (loss)	32.0	(32.9)
Other financial results, net	(5.5)	14.1
Total	**35.2**	**(19.8)**
Generated by liabilities		
Interest expense	(251.3)	(235.4)
Gain from exposure to inflation	-	1.5
Foreign exchange (loss) / gain	(58.0)	63.6
Amortization of intangible assets	(6.0)	(9.6)
Write off of intangible assets retired	(63.5)	(3.5)
Interest expense reversal	96.6	-
Other expenses and financial charges	(13.9)	(16.6)
Total	**(296.1)**	**(200.0)**
Total net financial expense	**(260.9)**	**(219.8)**

For the year ended December 31, 2004, we reported a net financial expense of Ps. 260.9 million, as compared to a net financial expense of Ps. 219.8 million for the year ended December 31, 2003. This increase in net financial expense was primarily due to a significant drop in the peso-U.S. dollar exchange rate during the year ended December 31, 2003, from Ps. 3.37 per U.S. dollar to Ps. 2.93 per U.S. dollar. This drop in the exchange rate resulted in a Ps. 30.7 million gain generated by our net monetary liability position in U.S. dollars, which was partially offset by partial reduction of the capitalization of exchange loss, in 2003. Moreover, in 2004, the peso-U.S. dollar exchange rate increased from Ps. 2.93 per U.S. dollar to Ps. 2.979 per U.S. dollar, which generated an exchange loss of Ps. 26 million. This increase in net financial expense was partially offset by the Ps. 33.1 gain generated during the year ended December 31, 2004 due to the restructuring of substantially all of our financial indebtedness, which resulted in the forgiveness of default interest due on our financial indebtedness of Ps. 96.6 million, net of the write-off of the financial intangible assets for Ps. 63.5 million.

Income Tax (Expense) Benefit

For the year ended December 31, 2004, we reported a Ps. 10.6 million income tax expense, which compares to the Ps. 121.5 million income tax benefit we reported for the year ended December 31, 2003. This represents a negative variation of Ps. 132.1 million, which was primarily the result of a Ps. 137 million decrease in deferred tax liabilities in 2003 as a consequence of the partial reduction of the capitalized exchange loss.

Fiscal Year 2003 Compared to Fiscal Year 2002

Net Revenues

Regulated Gas Transportation Segment. Net revenues from the gas transportation segment accounted for approximately 47% and 57% of total net revenues for the years ended December 31, 2003 and 2002, respectively, reflecting the deterioration of this segment.

Net revenues from the gas transportation segment for the year ended December 31, 2003 decreased by approximately 21%, or Ps. 110.0 million, as compared to the year ended December 31, 2002. Although contracted capacity remained consistent with the prior year, gas transportation segment revenues decreased primarily due to the lack of tariff adjustment as a consequence of the recurrent delays in the commencement of the renegotiation process and the restatement of 2002 amounts to account for the effects of inflation. Both effects were partially offset by higher revenues of Ps. 4.9 million related to our interruptible transportation services, which resulted from a greater demand for natural gas.

Non-Regulated NGL Production and Commercialization Segment. Net revenues from the NGL production and commercialization segment accounted for approximately 48% and 37% of total net revenues for the years ended December 31, 2003 and 2002, respectively.

Net revenues from the NGL production and commercialization segment increased by Ps. 81.0 million, or approximately 23%, for the year ended December 31, 2003, as compared to the year ended December 31, 2002. This increase was primarily due to: (i) higher international NGL prices, which influenced local prices; (ii) the renegotiation of some processing and marketing agreements that were originally peso-denominated and that are now U.S. dollar-denominated; and (iii) a 4% increase in the volume of NGL sold. These factors were partially offset by the restatement of 2002 amounts to account for the effects of inflation.

The annual sales for the Cerri Complex for 2003 and 2002 in short tons were as follows:

	Years Ended December 31,		**Year Ended December 31, 2003 Compared to Year Ended December 31, 2002**	
	2003	**2002**	**Increase (Decrease)**	**Percentage Change**
		In short tons		
Local market				
Ethane	364,571	357,703	6,868	1.9%
Propane and butane	281,434	292,577	(11,143)	(3.8)%
Natural Gasoline	10,860	15,445	(4,585)	(29.7)%
Subtotal	**656,865**	**665,725**	**(8,860)**	**(1.3%)**
Exports				
Propane and butane	284,503	247,483	37,020	15.0%
Natural Gasoline	92,682	85,294	7,388	8.7%
Subtotal	**377,185**	**332,777**	**44,408**	**13.3%**
Total	**1,034,050**	**998,502**	**35,548**	**3.6%**

Other Services. Net revenues from the other services segment accounted for approximately 5% and 6% of total net revenues for the years ended December 31, 2003 and 2002, respectively.

Net revenues derived from the other services segment decreased by Ps. 17.7 million, or approximately 30%, for the year ended December 31, 2003, as compared the year ended December 31, 2002. This decrease was primarily due to higher revenues in 2002 derived from construction services rendered to Link, and the restatement of 2002 amounts to account for the effects of inflation. These factors were partially offset by the positive effect of completing a successful renegotiation of the prices and tariffs applicable to our midstream and telecommunications services, which had been affected by devaluation of the peso, and the provision of additional midstream services in 2003 as compared to 2002. In 2003, we successfully completed the renegotiation of outstanding midstream and telecommunications services agreements, which were originally peso-denominated and, consequently, were adversely affected by the large peso devaluation. Through the implementation of the new agreements, we were able to increase our midstream services revenues.

Costs of Sales

Costs of sales for the year ended December 31, 2003 decreased Ps. 8.4 million, or approximately 2%, as compared to the year ended December 31, 2002. The decrease was primarily due to lower depreciation and amortization expense in 2003, as a consequence of the decline in the capitalization of exchange loss due to the stabilization of the peso relative to the U.S. dollar during the period from December 31, 2002 to July 28, 2003, the last date for which exchange loss capitalization was permitted. For more information see Note 2.i) to our Financial Statements, included elsewhere in this Annual Report. Also, the decrease reflects higher pipeline construction costs in 2002 than in 2003, as well as the restatement of 2002 amounts to account for the effects of inflation. This decrease was partially offset by a Ps. 9.5 million increase in operating costs due to higher costs associated with increased NGL production and commercialization.

Administrative and Selling Expenses

Administrative and selling expenses for the year ended December 31, 2003 decreased by Ps. 9.3 million, or approximately 14%, as compared to the year ended December 31, 2002. The decline is largely the result of the restatement of 2002 amounts to account for the effects of inflation, as well as lower depreciation expenses in 2003 and an increase in the allowance for doubtful accounts in 2002 accounted for as a result of delays in the collection of receivables from one transportation customer.

Other Expenses, Net

Other expenses, net for the year ended on December 31, 2003 increased by Ps. 20.3 million, or approximately 333%, as compared to the year ended December 31, 2002 This increase was primarily due to the creation of a Ps. 24.0 reserve in connection with an adverse ruling from the Supreme Court in the lawsuit that GdE filed several years ago regarding the transfer of certain assets to us at the time of our privatization in 1992. For more information on this lawsuit, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

Equity in Earnings (Losses) of Affiliates

Equity in earnings (losses) of affiliates increased by Ps 8.6 million for the year ended December 31, 2003, as compared to the year ended December 31, 2002, primarily due to higher earnings related to our investment in Link, mainly generated by a positive exchange rate result reported in 2003.

Net financial expense

Net financial expense for the years ended December 31, 2003 and 2002 is as follows:

	For the years ended December 31,	
	2003	2002
Generated by assets	(in millions of pesos)	
Interest income	4.1	15.0
Loss on exposure to inflation	(5.1)	(217.9)
Foreign exchange (loss) / gain, net of inflation	(32.9)	79.3
Holdings losses	-	(37.4)
Other financial results, net	14.1	0.4
Total	**(19.8)**	**(160.6)**
Generated by liabilities		
Interest expense	(235.4)	(298.5)
Gain from exposure to inflation	1.5	114.0
Foreign exchange gain / (loss), net of inflation	63.6	(695.0)
Amortization of intangible assets	(9.6)	(16.7)
Write off of intangible assets retired	(3.5)	-
Other expenses and financial charges	(16.6)	(14.6)
Total	**(200.0)**	**(910.8)**
Total net financial expense	**(219.8)**	**(1,071.4)**

For the year ended December 31, 2003, we reported a net financial expense of Ps. 219.8 million, as compared to a net financial expense of Ps. 1,071.4 million for the year ended December 31, 2002. This decrease was primarily due to the appreciation of the peso against the U.S. dollar. The appreciation of the peso in 2003 partially mitigates the significant devaluation effect recognized and reported in 2002 when the exchange rate rose from US$ 1.00=Ps. 1.00 to US$1.00= Ps.3.37 as of December 31, 2002, net of the capitalized portion of exchange loss in "Property, plant and equipment, net" and the recognition of inflation effects on our net monetary liability position during 2002. In addition, the decrease in net financial expense in 2003 reflects a lower interest expense, due to a decline in the average exchange rate in 2003 as compared to 2002 and the restatement of 2002 amounts to account for the effects of inflation.

Income Tax (Expense) Benefit

For the year December 31, 2003, we reported a Ps. 121.5 million income tax benefit. This amount includes the income tax expense as determined by applying the statutory tax rate on the historical pre-tax income. The income tax expense thus determined was more than offset by the combination of: (i) a reduction of the deferred tax liability due to a decrease in the capitalization of exchange loss in "Property, plant and equipment, net" and (ii) the reduction of the tax loss carry-forward allowance. This income tax benefit compares to the Ps. 37.8 million income tax benefit reported for the year ended December 31, 2002, which was primarily due to a significant tax loss carry-forward generated by the devaluation effect coupled with the deferral over a five-year period of the exchange loss as permitted by the Public Emergency Law and Decree No. 2,568/02. Both effects were partially offset by a deferred tax liability resulting from the capitalization of exchange loss.

Differences between Argentine GAAP and US GAAP

Our Financial Statements and the information shown in this section have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2004 and 2003 and net income (loss) for the years ended December 31, 2004, 2003 and 2002:

- the capitalization of interest costs;
- the capitalization of exchange differences arising from the devaluation of the Argentine peso under Argentine GAAP, which are treated as expenses under US GAAP;
- the accounting for derivatives and hedging activities;
- the deferral of certain pre-operating and organizational expenses under Argentine GAAP, which are expensed as incurred under US GAAP;
- the accounting for income taxes;
- the accounting for the effects of our debt restructuring;
- the impact of US GAAP adjustments on equity investees;
- the accounting for vacation expenses; and
- the present-value accounting of certain assets and liabilities.

Note 12 to our Financial Statements, included elsewhere in this Annual Report, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of shareholders' equity at December 31, 2004 and 2003 and net income (loss) for the years ended December 31, 2004, 2003 and 2002. Net income (loss) under Argentine GAAP for the years ended December 31, 2004, 2003 and 2002 was approximately Ps. 147.9 million, Ps. 286.2 million and Ps. (608.4) million, respectively, as compared to approximately Ps. 151.6 million, Ps. 597.7 million and Ps. (355.9) million, respectively, under US GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2004 and 2003 was Ps. 2,206.6 million and Ps. 2,058.7 million, respectively, as compared to approximately Ps. 1,257.4 million and Ps. 1,104.0 million, respectively, under US GAAP.

New Accounting Pronouncements under Argentine GAAP

In February 2003, the CPCECABA approved Technical Resolutions (**"TR"**) No. 21 "Equity method- consolidation of financial statements- information to be disclosed on related companies" through its Resolution M.D. No. 5/2003. TR No. 21 and its amendments became effective for public companies for fiscal years starting as from April 1, 2003. Although the CNV determined that this resolution will be effective for public companies for fiscal years starting as from April 1, 2004, early application is permitted and accordingly, we have applied TR No. 21 effective fiscal year 2004.

The application of this new accounting standard has not had an impact on our net income and shareholders' equity for the year ended December 31, 2004.

New Accounting Pronouncements under US GAAP

The following is a summary of recent changes in US GAAP. We do not believe any of these changes will have a material impact on US GAAP reconciliation of our reported financial results:

*i) Statement of Financial Accounting Standard ("**SFAS**") No. 151 – Accounting for Inventory Costs*

In November 2004, the Financial Accounting Standards Board ("**FASB**") issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin ("**ARB**") No. 43, Chapter 4." This Statement clarifies the accounting for abnormal amounts of idle facility expense freight, handling costs and wasted material (spoilage), requiring that those items be recognized as current-period charges. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on our Financial Statements.

ii) SFAS No. 153 – Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153 "Exchanges of Non monetary Assets—an amendment of APB Opinion No. 29." This statement amended Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We estimate that the adoption of SFAS No. 153 will not impact on our Financial Statements.

Critical Accounting Policies and Estimates

In connection with the preparation of our Financial Statements included in this Annual Report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these variables and assumptions in the ordinary course of our business, the presentation of our financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated as a result of these different variables and assumptions. We have described each of the following critical accounting policies and estimates in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates, as well as the sensitivity of such policies and estimates:

- impairment of long-lived assets;
- provision for allowances and contingencies; and
- income taxes – deferred tax assets and credit on assets tax.

Impairment of Long-Lived Assets

Argentine GAAP and US GAAP require that the carrying value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value. We believe that the accounting estimate related to asset impairment is a critical accounting estimate because it requires our management to: (1) periodically evaluate the carrying value of our long-lived assets for impairment, (2) make estimates about future revenues and costs over the life of our long-lived assets and (3) assess the impact of how and to what extent an impairment could be material to our financial position, as well as our results of operations. Management estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, we mainly use our projected cash flow that may affect the carrying value of our long-lived assets. With respect to projected cash flow, we have made certain estimates relating to the tariff adjustments we expect to be made in the future. However, due to the uncertainties surrounding the tariff renegotiation process (discussed above in "—Overview—Inflation and inflation accounting—Tariff renegotiation"), these estimates are highly uncertain and there is a substantial risk that these estimates could prove to be materially inaccurate. Accordingly, we can give no assurance that the projected cash flow, based on these estimates, will be realized in the future and, consequently, whether the recoverable value of our fixed assets will exceed their respective net carrying values.

We consider the carrying value of a long-lived asset to be impaired when the expected cash flow, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Provision for Allowances and Contingencies

We provide for losses relating to trade receivable accounts. The allowance for losses is based on management's evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the most current information available to make its evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the estimated economic conditions used in making these evaluations. Management considers all events and transactions that it believes are relevant to our business and believes it has made reasonable estimates.

We have certain contingent liabilities with respect to legal and regulatory proceedings. For more information, see "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings." We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments as of the time the accruals are made, estimates of the outcomes of these matters and our lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in estimates of future costs, which could have a material effect on our financial condition and results of operations.

Income Taxes—Deferred tax assets and tax credits

As of December 31, 2004 and 2003, we had significant deferred tax assets that were generated principally by the devaluation of the peso. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable.

Due to the economic crisis affecting Argentina, all working days between December 21, 2001 and January 11, 2002 were declared exchange holidays by the Argentine government. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1.4 per US$ 1 (buying rate) and Ps. 1.6 per US$ 1 (selling rate). As per Argentine Income Tax Law, the net exchange loss arising from the devaluation of the Argentine peso after comparing the exchange rate in force at December 20, 2001 (Ps. 1 = US$ 1) vis-à-vis the exchange rate in force at January 11, 2002 (Ps. 1.4 = US$1) is to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As a result of the application of this requirement, we maintain a deferred tax asset amounting to Ps. 58.0 million and Ps. 87.0 million at December 31, 2004 and 2003, respectively.

As of December 31, 2004 and 2003, based on current financial information, we are uncertain that we will recover our entire tax loss carry-forward through future taxable income. Consequently, our management has recorded a valuation allowance of Ps. 245.9 million and Ps. 334.3 million as of December 31, 2004 and 2003, respectively.

We are required to periodically evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections, which are routinely updated to reflect more recent trends in our results of operations.

We have also recorded an asset of Ps. 57.7 million as of December 31, 2004 for the value of our tax credit related to asset tax. In the opinion of management, it is more likely than not that we will utilize such asset against future income tax charges within the next ten years, and, as a result, no valuation allowance was recognized.

For more information, see "Item 18. Financial Statements – Notes 2.k) and 2.l)."

B. Liquidity and Capital Resources

Due to the severe financial crisis in Argentina and our resulting default under our financial indebtedness, we have had no access to external sources of financing or the capital markets generally since the 2002 economic crisis in Argentina. Prior to the 2002 economic crisis in Argentina, we relied on internally generated funds, supplemented by third-party financings and access to capital markets through our several global medium-term note programs for debt issuances in order to finance our operations. For more information, see "Item 18. Financial Statements–Note 6". Since the crisis, we have had to rely only on internally generated funds to satisfy our payment obligations.

However, our ability to generate funds internally suffered severely from the pesification of our tariffs, resulting in lower revenues from our gas transportation segment and the devaluation of the peso resulting in, in relative U.S. dollar terms, lower revenues and a substantial increase in our indebtedness. The impact of these events and conditions on our financial condition caused us to breach financial and certain other covenants contained in several of our significant debt obligations, thereby causing defaults to occur under those debt obligations. In turn, those defaults caused cross-defaults to occur under substantially all of our other debt obligations. Also, as a result of these conditions, internally generated cash was not sufficient to service our debt and satisfy significant principal payment obligations due in 2003. Therefore, on February 24, 2003, we launched a proposal aimed at restructuring substantially all of our outstanding indebtedness; however, we failed to obtain the level of consent that was necessary under Argentine law to implement the proposal. In May 2003, we withdrew our initial restructuring proposal and announced that we would suspend principal and interest payments on all of our financial debt obligations

On October 1, 2004, we announced a new debt restructuring proposal, in the form of an exchange offer, which was accepted by creditors holding 99.76% of the principal amount of our debt that we sought to restructure. Accordingly, on December 15, 2004, we concluded the restructuring process of our outstanding indebtedness. The restructuring proposal consisted in (i) a cash payment in satisfaction of past due interest on such debt obligations, (ii) a cash payment in respect of 11% of the principal amount of such debt obligations, and (iii) the issuance of new debt obligations (or, in the case of some debt obligations, the amendment and restatement of such debt obligations) in respect of the remaining 89% of the principal amount of such debt obligations. In connection with the restructuring we also settled Ps. 27.0 million of peso-denominated debt, and since the closing of the restructuring on December 15, 2004, we have settled an additional US$ 2.2 million of additional principal amount of unrestructured indebtedness.

The renegotiation enabled us to reduce the interest rates of our indebtedness and align amortization payments with our anticipated cash flow. Consequently, a predetermined step-up interest rate (to avoid risk of future international interest rate rises) was agreed to in our new debt obligations, which will allow us to make lower interest payments during the first years following issuance, when the total amount of the new debt obligations is higher. Also, we are hopeful that the step-up increase in the capital amortization schedule (see "—Future Capital Requirements") will allow us to reduce financial pressure in the short-term and thus enable us to focus on the growth of our business, which was affected by the crisis.

As the result of the debt restructuring process and our new debt profile, our liquidity ratio (current assets to current liabilities) improved significantly, from 0.24x as of December 31, 2003 to 1.72x as of December 31, 2004.

A potential future devaluation of the peso, additional capital expenditures required by the Argentine government or a significant decrease of NGL prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

Our primary sources and uses of cash during the years ended December 31, 2004, 2003 and 2002, are shown in the table below:

	For the years ended December 31,		
	2004	2003	2002
	(in millions of pesos)		
Cash and cash equivalents at the beginning of the year	672.2	204.1	122.2
Cash flows provided by operating activities	116.3	527.6	241.2
Cash flows used in investing activities	(98.0)	(61.5)	(96.7)
Cash flows (used in) / provided by financing activities	(354.7)	2.0	(62.6)
Net (decrease) / increase in cash and cash equivalents	(336.4)	468.1	81.9
Cash and cash equivalents at the end of the year	335.8	672.2	204.1

Cash flows provided by operating activities

Cash flows provided by operating activities for the year ended December 31, 2004 decreased by approximately Ps. 411.3 million, or approximately 78%, as compared to the year ended December 31, 2003. This decrease was primarily the result of our suspension of interest payments on our debt commencing in May 2003, which led to an unusually high amount of cash and cash equivalents at December 31, 2003, and our payment in 2004 of Ps. 370.3 million in accrued interest on our debt in connection with our restructuring discussed above.

Cash flows provided by operating activities for the year ended December 31, 2003 increased by approximately Ps. 286.4 million, or approximately 119%, as compared to the year ended December 31, 2002. This increase reflects the suspension of interest payments on our financial debt obligations, as from May 2003.

Cash flows used in investing activities

Cash flows used in investing activities for the year ended December 31, 2004 increased by approximately Ps. 36.5 million, or approximately 59%, as compared to the year ended December 31, 2003, primarily due to the higher capital expenditures during 2004.

Cash flows used in investing activities for the year ended December 31, 2003 decreased by approximately Ps. 35.2 million, or approximately 36%, as compared to the year ended December 31, 2002, primarily due to the suspension of an expansion project as a consequence of the Argentine economic crisis in 2002. As from May 2003, the investing activities were limited to essential maintenance capital expenditures.

Cash flows (used in) provided by financing activities

Cash flows used in financing activities for the year ended December 31, 2004 were Ps. 354.7 million, as compared to Ps. 2.0 million in cash flows provided by financing activities for the year ended December 31, 2003. This increase in cash flows used in financing activities was primarily the result of our suspension of principal payments on our debt commencing May 2003 and our payment in 2004 of Ps. 362.7 million in outstanding principal on our previously existing debt obligations in connection with our restructuring discussed above.

Cash flows provided by financing activities for the year ended December 31, 2003 were Ps. 2.0 million, as compared to Ps. 62.6 million in cash flows used in financing activities for the year ended December 31, 2002. This change reflects advance payments received in 2003 from certain customers for services to be provided in the future and our suspension of principal and interest payments due under our financial debt obligations on May 2003.

Description of indebtedness

In December 2004, we concluded the process of restructuring substantially all of our outstanding indebtedness. Our restructuring proposal, which was accepted by creditors holding 99.76% of the principal amount of our debt, consisted of the exchange of our existing debt obligations for a combination of cash and either newly-issued notes (the "**New Notes**") or, in the case of the loans with the Inter-American Development Bank ("**IDB**"), entering into amended and restated loan agreements with new terms (the "**Amended Loans**").

Holders of our outstanding debt who consented to the restructuring proposal received a cash payment consisting of (i) the repayment of 11% of the principal amount of such debt obligations and (ii) a payment in respect of past due interest owing on such debt obligations. Such payment in respect of past due interest was made in settlement of all claims for accrued and unpaid interest on such debt obligations, including default interest.

Accordingly, on December 15, 2004, we issued six series of new notes in an aggregate principal amount of US$614,295,095 pursuant to our Global Program, which provides for the issuance of up to a maximum principal amount of US$800 million in notes. We also entered into amended loans with IDB on December 15, 2004 having an aggregate principal amount of US$290,140,000. Accordingly, as of

December 15, 2004, our total U.S. dollar-denominated debt consisted of US$904,435,095 in new notes and amended loans (referred to collectively as the "**New Debt Obligations**") and US$2,393,000 in pre-existing debt obligations that were not tendered in our restructuring. As of the date of the issuance of this Annual Report, we have made two amortization payments on our new debt obligations in an aggregate amount of US$ 10,581,891 on each of March 15, 2005 and June 15, 2005; on June 15, 2005, we also made a payment of an early cash surplus amortization amount of US$28,068,000. In addition, we repaid US$2,194,000 of our remaining pre-existing debt obligations. Accordingly, the aggregate principal amount of our total U.S. dollar-denominated debt as of the date of this Annual Report is US$855,203,313 in new debt obligations and US$199,000 in pre-existing debt obligations.

We are subject to several restrictive covenants under our new debt obligations that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness and limitations on our ability to create liens on our property, assets or revenues. Since our new debt obligations amortize, we have quarterly obligations to repay principal on such debt. Also, the new debt obligations contain a mandatory cash surplus amortization provision, pursuant to which we are required to use cash on hand (net of certain adjustments), at least annually and more frequently at our option, to accelerate payments of principal under the amortization schedule for our new debt obligations. We are also subject to other restrictive covenants that impact our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders, limitations on our ability to make capital expenditures, limitations on our ability to sell our assets, and limitations on our ability to make investments. See "Item 10. Additional Information—Material Contracts—New Debt Obligations" for a detailed discussion of the terms of our new debt obligations, including the interest rates, amortization terms and material covenants applicable to such indebtedness.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2005-2007 period, in millions of U.S. dollars, are set forth in the following table:

	2005	2006	2007	Total
Gas transportation				
Reliability and others	18.0	20.0	20.0	58.0
Expansions	21.1	-	-	21.1
Operational efficiencies	0.9	1.0	1.0	2.9
Total	**40.0**	**21.0**	**21.0**	**82.0**
NGL production and commercialization	7.0	3.5	2.5	13.0
Total Capital Expenditures	**47.0**	**24.5**	**23.5**	**95.0**

Considering the current uncertainty surrounding the tariff renegotiation and the capital expenditure restrictions contained in our new debt obligations, we intend to limit our capital expenditures to those necessary to maintain operational safety and the reliability of the pipeline system. Nevertheless, we are continuously exploring new business opportunities both in the local and regional markets. Also, as noted above, the Argentine Government has created a Gas Trust to finance the expansion of the San Martín pipeline and we are required by agreement to invest approximately US$33 million (excluding VAT), US$ 21.1 million of which we are investing in 2005 and the remainder of which was invested in 2004. For more information, see "Item 10. Additional Information—Material Contracts—Gas Trust".

As of the date of the issuance of this Annual Report, we maintain an escrow of US$24 million in favor of the pipe supplier in connection with the San Martín expansion project, as a condition to preserve the price and delivery terms of the bid submitted by the supplier to the Gas Trust. The supplier will reimburse this amount to us once it receives payment from the Gas Trust, the timing of which depends principally on the Gas Trust obtaining a loan from a foreign bank.

The following table represents a summary of our contractual obligations as of December 31, 2004:

	Payment due by Period (in thousands of pesos)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations [(1)]	2,712,680	145,182	545,480	1,258,985	763,033
Capital Lease Obligations	8,508	3,206	5,302	-	-
Total	**2,721,188**	**148,388**	**550,782**	**1,258,985**	**763,033**

(1) As described above in "—Cash Flow Items—Description of indebtedness" our new debt obligations include the provision for accelerated amortization, which was not considered for purposes of this table.

Almost all of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1=Ps. 2.979 as of December 31, 2004. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Currency and Exchange Rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since our debt obligations are denominated in U.S. dollars and the measures taken by the Argentine government since the repeal of the Convertibility Law and the pesification of our regulated tariffs. However, with respect to our NGL production and commercialization segment, our revenues are mainly denominated in US dollars.

Additionally we do not consider interest rates as a market risk exposure, since our debt does not bear market interest rates.

Our financial debt obligations denominated in foreign currency as of December 31, 2004, amounted to US$913.3 million (Ps. 2,720.9 million). As of December 31, 2004, we also had the equivalent of US$10.2 million (Ps. 30.5 million) of trade and other payables denominated in foreign currencies. Finally, US$171.7 million (Ps. 504.7 million) of our receivables, investments and cash and banks are denominated in foreign currency. Therefore, net position in US$ amounted to 751.8 million as of December 31, 2004.

Derivative financial instruments

Interest rate caps

We had outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the privately placed U$S 200 million note issued pursuant to the year 2000 EMTN Program. Premiums paid by us in respect of the interest rate cap agreements amounted to US$ 2.9 million. During the year ended December 31, 2003, the agreements did not generate results due to the fact that LIBOR remained below an annual rate of 5.25%. Based on the expected future levels of LIBOR, we decided that the derivative was no longer necessary to cover the associated risk and consequently the difference between the unamortized portion of the premium paid at inception and its fair value (included in "Other Current Receivables") was charged to expense during fiscal year 2003. Such difference amounted to Ps. 3.5 million and was included within "Write off of intangible assets" included in Net financial results, see Note 2.p) to our Financial Statements.

In 1998, we entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan issued in April 1999, pursuant to which we locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89% per year. We settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million paid in two installments in March and April 1999. In settlement of these agreements, we made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements had been recorded as "Intangible assets" and was amortized over the term of the loan agreement as of December 15, 2004, the date on which we entered into the amended loan agreements. The net book value at December 15, 2004, which was Ps. 8.3 million, was charged to expense.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See "–Discussion of Results of Operations for the Three Years ended December 31, 2004, 2003 and 2002" and "Item 8—Financial Information. —Legal and regulatory Proceedings."

E. Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, in each case, the disclosure of which would be material to investors. See "—Liquidity and Capital Resources—Derivative Financial Instruments" and Note 6 to our Financial Statements regarding our use of derivative financial instruments.

F. Tabular disclosure of contractual obligations

See "—Future Capital Requirements" for tabular disclosure of our know contractual obligations.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

General. Management of our business is vested in the Board of Directors. Our By-laws provide for a Board of Directors consisting of nine Directors and nine Alternate Directors. In the absence of one or more Directors, Alternate Directors will attend meetings of the Board of Directors. Directors and Alternate Directors are elected at an ordinary meeting of shareholders to serve one- to three-year renewable terms, as decided by the shareholders.

Under our By-laws and Argentine law, the Board of Directors is required to meet at least once every three months. A majority of the members of the Board constitutes a quorum, and resolutions must be adopted by a majority of the Directors present. In the case of a tie, the Chairman or the person replacing him at a particular meeting is entitled to cast the deciding vote.

In the Annual Shareholders' Meeting held on April 2, 2004, the number of Directors on our Board was increased by two members to nine from seven. Additionally, the shareholders decided at that meeting that upon motion by the Chairman, our Board of Directors' meetings may now be held by video or telephone conference.

The current Board of Directors was elected by our shareholders at the Annual Shareholders' Meeting held on March 31, 2005 for a one-year term.

The Shareholders Agreements contain provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters. For more information see "Item 7. — Major Shareholders and Related Party Transactions. —Shareholders Agreements."

Duties and Liabilities of Directors. Under Argentine law, Directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to us, shareholders and third parties for the improper performance of their duties, for violating the law, our By-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a Director by our By-laws or regulations or by a resolution of a Shareholders' Meeting. In such cases, a Director's liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Moreover, under Argentine law, Directors are prohibited from engaging in activities in competition with us without express shareholder authorization. Certain transactions between us and Directors are subject to ratification procedures established by Argentine law.

A Director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition thereto and he reports his opposition to the Statutory Audit Committee before any complaint against him or her is brought before the Board, the Statutory Audit Committee, a Shareholder Meeting, competent governmental agency or the courts. Shareholder approval of a Director's performance terminates any liability of a Director vis-à-vis us, provided that shareholders representing at least 5% of our capital stock do not object and that such liability does not result from a violation of the law or our By-laws or regulations.

Causes of action against Directors may be initiated by us upon a majority vote of shareholders. If a cause of action has not been initiated within three months of a shareholders' resolution approving its initiation, any shareholder may initiate the action on behalf of and for our account.

At the Annual Shareholders' Meeting held on March 6, 1996, our shareholders approved the acquisition of civil liability insurance coverage for directors, syndics and officers. Such coverage is common practice among public companies who seek protection against shareholders' and other parties' claims.

Three of the members of our Board of Directors are independent as defined in Section 301 of the Sarbanes Oxley Act and Resolution No. 368 of the CNV. All three are also members of our Audit Committee. The remainder of the members of the Board of Directors are not independent. Under the independence requirements a director is not independent if any of the following apply:

- the director is also a director of a controlling shareholder or any other entity controlled by or related to a controlling shareholder of the issuer;

- the director is also a director of another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter;

- the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from the issuer or its controlling entity or any other entity controlled by or related to the latter; and

- the director provides, or belongs to a professional corporation or association that provides professional services to or receives any form of remuneration or fees from another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter.

The following table sets out the current membership of our Board of Directors, their respective positions on the Board and the year they were appointed to such position. Except for Kalil George Wassaf, Miguel Mendoza, James Monroe and Kevin Michael Altit, all members live in Argentina.

Name	Year of Appointment	Position
Rafael Fernández Morandé	2002	Chairman of the Board of Directors; Director of Commercialization, Electricity and Other Investments of Petrobras Energía.
Eduardo Ojea Quintana	1998	Vice chairman of the Board of Directors; President of EPCA
Jorge Casagrande	2002	Director, Planning and Control Corporate Manager of Electricity and Gas Business of Petrobras Energía
Kalil George Wassaf	2003	Director, Managing Vice President of Corporate Services of Enron Corp.
César Días Ramos	2004	Director, Responsible for the natural gas commercialization of Petrobras Energía.
Miguel Mendoza	2005	Director, Assistant General Counsel of Enron Corp. legal department.
Víctor Diaz Bobillo	2004	Independent Director, Partner of Díaz Bobillo, Richard & Sigwald law firm.
Carolina Sigwald	2004	Independent Director, Partner of Díaz Bobillo Richard & Sigwald law firm
Oscar Marano	2005	Independent Director, Independent consultant.
Adelson Da Silva	2004	Alternate Director, Planning and Management Control Manager of Petrobras Energía
Alberto Oucinde	2005	Alternate Director, Director for US Multinationals in Emerging Markets of HVB
Luis Sas	2002	Alternate Director, Chief Financial Officer of Petrobras Energía
James Monroe	2004	Alternate Director, Financial Director of Gas Participacoes Ltda.
Kevin Altit	2004	Alternate Director, Consultant at Mattos Filho, Viega Filho, Marie Jr. & Quiroga Advogados
Carlos De la Vega	2005	Independent Alternate Director, Financial consultant
Oscar Miguel Castro	2005	Independent Alternate Director, Independent consultant
Amalia Isabel Martinez	2005	Independent Alternate Director, Independent consultant
Esteban Diez Peña	2004	Alternate Director, Finance Manager of Petrobras Energía

Additional information regarding the occupation and employment background of each of our regular Directors is set forth below:

Mr. Rafael Fernández Morandé obtained a Civil Engineering in Industry degree from Universidad Católica de Chile. Before joining Petrobras Energía, he worked at Chilgener S.A. from 1989 to 1992, at Central Puerto S.A. from 1992 to 1995 and at Guacolda S.A. from 1995 to 1997. In 1998, he joined Petrobras Energía. He is also a member of the Board of Directors of Distrilec S.A., Petrobras Energía, Edesur S.A., Citelec S.A., Transener S.A., Transba S.A., CIESA, Petrobras Energía Participaciones S.A., and Compañía Mega S.A.

Mr. Eduardo Ojea Quintana received a law degree from the Universidad del Museo Social Argentino. He worked with Petrobras Energía from 1972 to 1992. At the beginning of our operations, he served as Director of Legal, Regulatory and Public Affairs until 1998. From 1998 until June 21, 2004, he served as our CEO. He is member of the Board of Directors of Telcosur, TGU, CIESA, EPCA, EGS and Enron Argentina CIESA Holding S.A. He is also a manager of Enron Inversiones de Energía S.C.A. and of Enron Inversiones de Gas S.R.L.

Mr. Jorge Casagrande graduated from the University of Buenos Aires as a Certified Public Accountant. He previously worked at Massalin Particulares and Price. He joined Petrobras Energía in 1992. Mr. Casagrande is currently the Planning and Control Corporate Manager of Electricity and Gas Business of Petrobras Energía. He is also a member of the Board of Directors of Distrilec S.A., Edesur S.A., Citelec S.A., Transener S.A., Transba S.A., CIESA, Telcosur, EGS and Compañía Mega S.A.

Mr. Kalil George Wasaff graduated from the University of Texas as a Certified Public Accountant. Before joining Enron Corp. in 1986, he worked in El Paso Natural Gas Company and Transwestern Pipeline. From 1993 to 1998 he worked for us, where he acted as Vice Chairman and CEO during the period 1995-1998. Currently, he is Managing Vice President of Corporate Services of Enron Corp.

Mr. César Días Ramos obtained a degree in Mechanical Engineering from the Universidad de Federal Fluminense and holds a Master in Business Administration. Currently he is also a member of the Board of Directors of Compañía Mega S.A. and CIESA.

Mr. Miguel Mendoza graduated from Universidad Católica Andres Bello of Venezuela with a Juris Doctor degree and has received a Master in International Law, Trade and Finance from Tulane Law School, New Orleans, Louisiana USA. Before joining Enron Corp. in 1999, he worked at Adams & Reese in New Orleans as an associate, and at Torres Plaz & Araujo in Caracas, Venezuela, as a partner. He is also Assistant General Counsel in the Enron Corp. Legal Department.

Mr. Víctor Díaz Bobillo obtained a law degree from the University of Buenos Aires. He is currently a partner of the Diaz Bobillo, Richard & Sigwald law firm in Buenos Aires. He is also a member of the Board of Directors of Argforus S.A., Riviera Center S.A., Laborum.com S.A. and Graham Packaging Argentina S.A.

Ms. Carolina Sigwald obtained a law degree from the University of Buenos Aires. She worked at the law firm of Chadbourne and Parke LLP in New York from 1996 to 1997 and at the Corporación Interamericana de Inversiones in Washington D.C. from 1997 to1998. Currently she is partner of the Diaz Bobillo, Richard & Sigwald law firm in Buenos Aires. She is also a member of the Board of Directors of Supertap S.A. and Heidrick & Struggles S.A.

Mr. Oscar Marano graduated from the University of Buenos Aires as a Certified Public Accountant and Bachelor of Administration. He has worked in Edenor S.A., Astra S.A., Compañía Financiera Eugenio Diez S.A., Eugenio Diez S.A. and EDF Branch Americas. He is also working as independent consultant.

Executive Officers. The following is a list of our executive officers as of the date of issuance of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Pablo Alejandro Ferrero	2004	Chief Executive Officer
Jorge García	1998	Marketing Vice President
Eduardo Pawluszek	2005	Chief Financial Officer
Jorge Bonetto	2000	Operations Vice President
Daniel Perrone	1999	Regulatory and Institutional Affairs Vice President
Cristian Dougall	1998	Legal Affairs Department Manager
Juan Martín Encina	2004	Human Resources Department Manager
Alejandro Basso	1998	Planning and Control Department Manager
Oscar Sardi	2005	Services Department Manager
Florentino Tobares	2005	Safety, Environment and Quality Manager

The present principal occupations and employment history of each of our executive officers are set forth below:

Mr. Pablo Alejandro Ferrero received an engineering degree from the Universidad Católica Argentina and obtained a Master in Business Administration at the University of Washington. He joined Petrobras Energía in 1991 and in 1993 he joined us as Transportation and Business Development Manager and from 1997 to 1998 he was Marketing and Tariffs Vice President. In 1998 he returned to Petrobras Energía as the manager of Gas and Oil Commercialization and Transportation, and in 2001 he became the Vice President of Planning and Business Development, which position he held until June 21, 2004, when he became our CEO. He is Chairman of the Board of Directors of Telcosur.

Mr. Jorge García received an accounting degree from the University of Buenos Aires. Mr. García worked for the following companies within Petrobras Energía Group: Central Costanera S.A. during 1992, Petroquímica Argentina S.A. from 1987 to 1991 and Petrobras Energía from 1980 to 1986. He was our Chief Financial Officer from 1992 to September 1998, and currently is the Marketing Vice President. He is Vice Chairman of the Board of Directors of Link and TGU.

Mr. Eduardo Pawluszek received an accounting degree from the University of Buenos Aires and a Master Degree in Finance and Capital Markets from the Escuela Superior de Economía y Administración de Empresas (**"ESEADE"**). He worked for Royal Bank of Canadá from 1988 to 1999. Prior to that, he worked for other financial institutions in Argentina. He started to work with us in 1999 as Financial & Investor Relations Manager. He has been our Chief Financial Officer since April 2005.

Mr. Jorge Bonetto received an electromechanical engineering degree from the Universidad de Córdoba and a Master's degree in Business Administration from the Escuela de Dirección y Negocios de la Universidad Austral (**"IAE"**). Before joining us, he worked for Petroquímica Argentina S.A.,

Petroquímica Cuyo S.A. and Corcemar S.A. He has served as our Operations Vice President since May 2000.

Mr. Daniel Perrone received a mechanical engineering degree from the Universidad Tecnológica Nacional. He previously worked for Cometarsa S.A., Matoil S.A., Servoil S.A., Bridas S.A.P.I.C. and TransCanada International. Since the end of 1999, he has been our Vice President of Regulatory and Institutional Affairs since August 2001.

Mr. Cristian Dougall received a law degree from the University of Buenos Aires. From 1973 to 1993, he worked in the law firm of Dougall & Emery in Buenos Aires. He joined us in 1993. He was Legal and Regulatory Affairs Manager from March 1998 to November 1999. He is currently the Legal Affairs Department Manager.

Mr. Juan Martín Encina received a law degree from the University of Buenos Aires and a Master in Human Resources Direction from the Universidad de Ciencias Empresariales y Sociales (**"UCES"**). From 2000 through 2004, he worked as Human Resources Manager of the Gas & Energy Division and Centralized Functions at Petrobras Energía, leading projects in Argentina, Ecuador and Brazil. He joined us in September 2004 as Manager of the Human Resources Department.

Mr. Alejandro Basso received an accounting degree from the University of Buenos Aires. He was associated with Petrobras Energía from 1987 to 1992 and with Quitral-Co from 1992 to 1994. From 1994 to 1998, he acted as Planning and Corporative Control Manager. He has been Planning Department Manager since September 1998 and Planning and Control Department Manager since June 2002. He is member of the Board of Directors of TGU.

Mr. Oscar Sardi received a mechanical engineering degree from the Universidad Tecnológica Nacional and he attended a IAE's General Management Program. He was associated with GdE from 1983 to 1992 and with us since 1992. He has been Services Department Manager since April 2005.

Mr. Florentino Tobares obtained the degree of Electromechanical Engineer and post-graduate course in Hygiene and Occupational Safety from the Universidad Tecnológica Nacional. He has worked with us since 2000 as Safety, Environmental and Quality Manager. He previously worked for PASA S.A., Empresa Petroquímica Cuyo, U.C.A.S.A. and YPF S.E.

Indemnification of Officers and Directors. Under the Shareholders Agreements, CIESA is required to cause us to: (i) limit the liability of each of our officers and directors for all actions or omissions of such officers and directors, excluding actions or omissions involving bad faith or willful misconduct and (ii) enter into agreements obligating CIESA to defend, indemnify and hold harmless each of our officers and directors from and against all liabilities, losses, and other expenses incurred by each such officer or director in connection with a pending, threatened or completed civil, criminal, administrative or other proceeding, or any investigation that could lead to such a proceeding, by reason of the fact that such officer or director is or was one of our officers or directors, excluding actions or omissions involving bad faith or willful misconduct.

B. Compensation

The aggregate remuneration paid or accrued by us during 2004 to all directors and executive officers was approximately Ps. 5.8 million. We do not provide pension, retirement or similar benefits for directors and officers.

The compensation of our executive officers is through a program of variable compensation. Agreed-upon objectives are established, either for particular individuals or for our business sectors, whereas and through the variable compensation program, a portion of our executive officers' compensation is determined based on their own performance and our performance.

C. Board Practices

Audit Committee

Pursuant to the provisions of the Regime Concerning Transparency in Public Offerings approved by Decree No. 677/01, and further complemented by Resolution Nos. 400/02 and 402/02 issued by the CNV; Argentine public companies must have an audit committee composed of three or more members of the board of directors.

On May 26, 2003, our Board of Directors approved and adopted the "Model Charter of the Audit Committee", to comply with Resolution No. 402/02 of the CNV, which mandated that as of May 28, 2003, Argentine public companies must have an audit committee charter in place. In addition, that resolution required all Argentine public companies to establish their audit committee no later than May 28, 2004.

Consequently, and in compliance with the above resolutions, at the shareholders' ordinary and extraordinary meeting held on April 2, 2004, we approved an amendment to our By-laws adding a provision related to the structure and operation of the Audit Committee.

As provided by the Audit Committee Charter, our Audit Committee is comprised of three regular directors. All members are independent according to the regulations in force issued by the SEC and the CNV. The committee members are named by simple majority vote of the Board of Directors, in the first meeting after the Board members are appointed, and their term continues until their successors are named by the Board of Directors. The Audit Committee adopts its own internal regulations, and creates an action plan for each fiscal year. At the Board of Directors meeting held on March 31, 2005, Oscar Marano, Victor Díaz Bobillo and Carolina Sigwald were appointed as regular independent members of the Board of Directors and members of the Audit Committee.

The Committee's mandatory periodic duties are to:

- supervise the internal control and accounting systems as well as the reliability of the latter and all the financial information and other significant issues that are to be submitted to the SEC, CNV and BASE in compliance with the applicable disclosure policies;
- supervise the application of information policies regarding our risk management;
- ensure that the market is informed about those operations in which there might be some conflict of interests with the members of the Board of Directors, controlling shareholders or other parties as defined by the applicable regulations;
- express its view on the reasonableness of compensation proposals and stock option plans for directors and officers submitted by the Board of Directors;
- express its view as to compliance with laws and regulations and the reasonableness of the conditions of an issuance of shares (or convertible securities), in the case of a capital increase excluding or limiting preferential rights;
- verify compliance with the Code of Conduct;
- issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five calendar days from the receipt of a petition issued by the Board of Directors, and any other time in which exists or might exist conflict of interests;
- prepare an annual performance plan for the fiscal year and notify the Board of Directors and the Statutory Audit Committee within 60 days from the beginning of the period;
- fulfill all the obligations stated in our By-laws, and the laws and regulations applicable to us;
- express its view on the Board of Directors proposals appointing (or rejecting) the external auditors to be hired and monitor the auditors' independence.

Also, regarding the internal and external auditors, the Committee shall:

- review their plans; and

- evaluate their performance, and give an opinion on their performance when issuing the annual financial statements. When evaluating the external auditors' performance, the Committee shall:

    - analyze the different services rendered by the external auditors and their independence, according to TR No. 7 of the Argentine Federation, any other related regulations issued by professional councils and those regulations set by Resolution No. 400/02, section 4 and Chapter 18, section 18 of the CNV rules;
    - report the fees payable separately as follows: (i) fees for external audit and other related services meant to provide reliability to third parties (e.g., special reports about internal controls, shareholding prospectus, certifications and special reports requested by regulators, etc.); and (ii) fees related to other special services different from those mentioned above, such as those associated with design and implementation of systems, laws and regulations, financial issues, etc.; and
    - verify the independence of the external auditors in accordance with internal policies.

The mandatory occasional duties the Committee must perform are those duties contained in the regulatory framework, such as:

- give a prior assessment, within five days from notification, that shall be used by the CNV to require us to designate an external auditor as requested by minority shareholders, as long as they represent at least 5% of our common stock (in those cases in which the minority shareholders' rights might be affected), in order to carry out one or more specific revisions. The charges of such revisions shall be paid by the petitioning shareholders (Decree No. 677/01 section 14 article e; Regulation No. 400/02 section 4; and Chapter 3 section 23 of the CNV rules);
- provide a well-founded assessment about an acquiring tender offer in case of withdrawing the public offering if we would cease to be a public company or our stock cease to be traded. (Decree No. 677, section 32; Resolution No. 401/02, sections 25 and 27);
- issue a report supporting a Board of Directors' resolution to buy back our shares (Decree No. 677/01 section 68 article b; Resolution No. 400/02, section 4; and Chapter 3 article 11 of the CNV rules).

Once a year, the Audit Committee shall prepare a plan for the fiscal year to be submitted to the Board of Directors and to the Statutory Audit Committee. The Directors, members of the Statutory Audit Committee, managers and external auditors shall, when requested by the Audit Committee, attend its meetings, provide the Audit Committee with information and otherwise assist the Audit Committee in the performance of its functions. In order to better perform its functions, the Audit Committee may seek the advice of legal counsel and other independent professionals at our expense, pursuant to a budget approved by shareholders. The Audit Committee shall have access to the information and documents it may deem necessary to perform its duties.

According to CNV rules, at least once a year and upon the filing of the annual financial statements, the Audit Committee shall issue a report to the shareholders, addressing how the Committee performed its duties and the results of its work.

The aggregate remuneration paid by us in respect of the year ended 2004 to the members of the Audit Committee was approximately Ps. 0.13 million. We do not provide pension, retirement or similar benefits for any member of the Audit Committee.

Statutory Audit Committee. The Statutory Audit Committee is our monitoring body as stipulated in article No. 284 of the Commercial Companies Law. Our By-laws provide for a Statutory Audit Committee consisting of three members ("**Syndics**") and three alternate members ("**Alternate Syndics**"). In accordance with our By-laws, two Syndics and the respective Alternate Syndics are elected by a majority vote of the holders of our Class A Shares. The remaining Syndic and corresponding Alternate Syndic are elected by the majority vote of the remaining holders of our common stock. Each member of the Statutory Audit Committee is elected at the Annual Ordinary Shareholders' Meeting and serves for a one-year renewable term. Members of the Statutory Audit Committee must be lawyers or accountants qualified under Argentine law and, for the accountants, TR No. 15. Our directors, officers and employees may not be members of the Statutory Audit Committee. Our By-laws require the Statutory Audit Committee to hold meetings at least once per month.

The primary responsibilities of the Statutory Audit Committee consists of monitoring our management's compliance with the Commercial Companies Law, our By-laws and the shareholders' resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the Annual Ordinary Shareholders' Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Statutory Audit Committee are entitled to: (i) attend Board of Directors and Shareholder Meetings, (ii) call Extraordinary Shareholders' Meetings when deemed necessary and Ordinary Shareholders' meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by shareholders. The Statutory Audit Committee does not control our operations or evaluate management's decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate remuneration paid or accrued by us during 2004 to the members of the Statutory Audit Committee was approximately Ps. 0.054 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The current members of the Statutory Audit Committee, each of whom was appointed at the Annual Shareholders' Meeting held on March 31, 2005, the year they were initially appointed to the Statutory Audit Committee and the year their term expires, are as follows:

Name	Member since	Term Expires	Position
Mariano Pablo González	2005	2006	Syndic
Carlos Dionisio M. Ariosa	2004	2006	Syndic
Enrique Prini Estebecorena	2005	2006	Syndic
Pablo Ferraro Mila	2004	2006	Alternate Syndic
Nicolás Martín Mordeglia	2004	2006	Alternate Syndic
José María Zuliani	2005	2006	Alternate Syndic

The present principal occupations and employment history of our Syndics are set forth below:

Mr. Mariano Pablo González obtained a law degree from the Universidad de Belgrano and a Master in Law from the Columbia University School of Law of New York. He has worked as an attorney in the Argentine Securities and Exchange Commission from 1993 to 1994; as foreign associate at Milbank, Tweed, Hadley & McCloy from 1994 to 1995; as a foreign lawyer at Linklaters & Paines from 1996 to 1997, as a senior associate of Marval, O'Farrell & Mairal from 1997 to 1998, as a partner of Estudio Beccar Varela from 1998 to 2005 and currently serves as a partner of González & Ferraro Mila. He is also a member of the Board of Directors of EPCA, Enron Argentina CIESA Holding S.A. and a syndic of CIESA.

Mr. Carlos Dionisio M. Ariosa obtained his law degree from the Universidad Católica Argentina. He was previously associated with the Federal Judicial Branch, the Central Bank and Maciel, Norman & Asociados. Since 1998, he has been working for Petrobras Energía and currently serves as Legal Affairs Manager of Energy & Gas.

Mr. Enrique Prini Estebecorena obtained his law degree from the University of Buenos Aires in 1987. He obtained a Master in Law & Finance from Universidad del CEMA. He has been a member of the American Bar Association since 1992, a member of the Stakeholder Council of the UN Global Reporting Initiative since 2002, a founder member of the Gas Industry Lawyer's Association since 1998 and Chair of the Honorary Council of Legal Affairs of the Business Corporation Chamber since 1997. He serves as a Manager of Legal Affairs of Petrobras Energía. He is also a syndic of CIESA and Telcosur.

Corporate Governance Practices; New York Stock Exchange Requirements

Our corporate governance practices are governed by applicable Argentine law (particularly, the Commercial Companies Law No. 19,550, as amended), Decree No. 677/01, the standards of the CNV and our By-laws. We have securities that are registered with the SEC and listed on the New York Stock Exchange (the "**NYSE**") and, consequently, we are subject to the rules and regulations of the NYSE.

On November 4, 2003, the NYSE established new corporate governance standards ("**NYSE standards**") that are applicable to NYSE-listed companies, including non-U.S. companies. Under these standards, non-U.S. companies are permitted, in general, to follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the "**NYSE Sections**") codified in Section 303A of the NYSE's Listed Company Manual. However, non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and (c) Non-US companies must be in compliance with Section 303A.06 prior to July 31, 2005. Section 303A.11 requires that non-US companies disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. Specifically, a non-U.S. company is required to provide a brief, general summary of the significant differences by means of (i) the company's website (in English) and/or (ii) the company's annual report distributed to its investors in the United States.

Pursuant to the requirements of Section 303A.11, the following table summarizes the significant differences between our corporate governance standards and those required of U.S. companies in accordance with the NYSE Sections:

NYSE Section	**Requirement of NYSE Section**	**Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law No. 19,550 and Decree No. 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws**
	Director Independence	
03A.01	Listed companies must have a majority of independent directors on its board of directors.	Under Argentine law, a board of directors is not required to be comprised of a majority of independent directors. At our Annual Shareholders' Meeting, held on April 2, 2004, our shareholders appointed three independent directors (together with one alternate independent director) out of nine directors of which the Board of Directors is comprised.
303A.02	Establishes general standards to evaluate directors' independence (no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board of directors is also required to express an opinion with regard to the independence or lack of independence, of each individual director.	To qualify as an "independent" or "non-independent" director, CNV standards (General Resolution No. 400/02) are substantially similar to the NYSE standards. CNV standards provide that independence is required with respect to a company and to its controlling shareholders or to shareholders with material holdings (35% or more) and that, for any person to be appointed as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as "independent directors" would also not be considered "independent." When directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

NYSE Section	Requirement of NYSE Section	**Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law No. 19,550 and Decree No. 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws**
303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	None of Argentine law, the CNV rules or our By-laws require that any such meetings be held. Under Argentine law, a board of directors must meet at least once every three months. According to our By-laws, our Board of Directors must meet at least every three months.
	Nominating/Corporate Governance Committee	
303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	None of Argentine law, the CNV rules or our By-laws require the establishment of a nominating/corporate governance committee. The right to nominate directors is vested in the shareholders and nominations are made at our annual shareholders' meeting. Pursuant to CNV standards, the person who nominates a director is required to report at the shareholders' meeting whether or not the nominee is an "independent person" based on criteria established by the CNV (which are substantially similar to NYSE standards).
	Management Resources and Compensation Committee	
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	None of Argentine law, the CNV regulations or our By-laws require the establishment of a compensation committee. However, our Audit Committee is required to give an opinion about the reasonableness of directors' compensation and stock option plans, as approved by our Board of Directors. The compensation of members of our Board of Directors is approved by our Shareholders at their Annual Meeting.

NYSE Section	Requirement of NYSE Section	**Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law No. 19,550 and Decree No. 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws**
Audit Committee		
03A.06	Listed companies must have an "**audit committee**" that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Pursuant to Decree No. 677/01 and the CNV standards, Argentine companies that are authorized by the CNV to make public offerings of equity securities were required to establish an audit committee prior to May 28, 2004. At our shareholders' meeting, held on April 2, 2004, our shareholders approved an amendment to our By-laws that provides for the establishment of our Audit Committee. Upon the appointment of three independent directors on April 15, 2004 to the Audit Committee, the Audit Committee was formally constituted.
303A.07 (a)	An audit committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Argentine law requires an audit committee to be comprised of at least three members. Pursuant to CNV standards, audit committee members are required to be conversant in business, financial or accounting matters and issues. In addition, CNV standards require the training of an audit committee's members in the practice areas that would permit them to carry out their duties on the audit committee. Our Audit Committee is composed of three independent directors that satisfy the independence requirements set forth in the CNV standards. One of our Audit Committee members qualifies as a "financial expert" within the meaning of Item 16A of the Form 20-F. See "Item 16A. Audit Committee Financial Expert." In addition, the Audit Committee's charter requires the implementation of a training plan for its members.

NYSE Section	Requirement of NYSE Section	**Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law No. 19,550 and Decree No. 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws**
303A.07 (a)	If a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company's audit committee, and shall disclose its decision in the annual proxy statement of the company or in the company's annual report on Form 10-K, which is filed with the SEC.	A comparable provision, relating to an audit committee member's simultaneous membership on the audit committee of other public companies, does not exist under Argentine law, CNV standards or our By-laws.
303A.07 (c)	An audit committee shall have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Section 10A-3(b)(2-5) of the Exchange Act.	The functions and responsibilities of an audit committee, established by Decree No. 677/01 and CNV standards, are essentially the same as those provided for under Section 10A of the Exchange Act. We have established a written charter governing our Audit Committee, which charter complies with the standards set by the CNV. The functions and responsibilities of our Audit Committee are described in "Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee."
303A.07 (c) (iii) (A)	Provides that the Audit Committee must at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the company.	Our Audit Committee action plan provides for these actions to be taken.

NYSE Section	Requirement of NYSE Section	Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law No. 19,550 and Decree No. 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws
303A.07 (c) (iii) (D-H)	Provides that the Audit Committee shall: discuss policies with respect to risk assessment and risk management; meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors; review with the independent auditor any audit problems or difficulties and management's response; set clear policies for hiring external auditors' employees; and report regularly to the board of directors.	No such provision regarding the policies for hiring external auditors' employees is contained in Argentine law, the CNV standards or our By-laws.
303A.07 (c) (iii) (G)	Provides that an audit committee shall establish clear policies for hiring external auditors' employees.	A comparable provision does not exist under Argentine law, CNV standards, or under our Audit Committee charter. However, Decree No. 677/01 establishes that an audit committee has the duty to give its opinion in connection with the hiring of external auditors by the board of directors.
303A.07(d)	Provides that each company must have an internal audit function to provide management and to the audit committee with ongoing assessments of the company's risk management processes and system of internal control.	There is no specific reference under Argentine law or the CNV standards to such internal function. We have an internal audit department that reports risk management assessments to our Board of Directors.

NYSE Section	Requirement of NYSE Section	**Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law No. 19,550 and Decree No. 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws**
Equity Compensation Plans		
303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE standards.	We do not have any stock option programs for our executive officers and senior management. See "Item 6. Directors, Senior Management and Employees—Compensation." An audit committee has to give an opinion about the reasonableness of compensation and stock option plans, as approved by the board of directors. As noted above, the determination of whether to compensate a director is made at a shareholders' meeting
Corporate Governance Guidelines		
303A.09	Listed companies must adopt and disclose corporate governance guidelines.	Decree No. 677/01 requires additional information that issuers must include in their annual reports, such as information relating to a company's decision-making organizational structure (corporate governance), a company's internal controls system, information about directors and officers compensation, stock-options, and any other compensation system applicable to the members of a company's board of directors and managers. Decree No. 677/01 does not address the remaining issues included in NYSE Section 303A.09.
Code of Ethics for Directors, Officers and Employees		
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have not adopted a code of ethics because it is not a requirement for Argentine public companies, but in March 2004, we approved a "**Code of Conduct**" which applies to all directors, management, and employees, with no exceptions. Our Code of Conduct is available to the public on our website.

NYSE Section	Requirement of NYSE Section	Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law No. 19,550 and Decree 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws
303A.12 (b)	The CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial, non-fulfillment of any applicable provision under NYSE Section 303A.	A comparable provision does not exist under Argentine law, the CNV standards or our By-laws.

D. Employees

As of December 31, 2004, we employed 745 employees located in seven provinces of the country (Buenos Aires, La Pampa, Río Negro, Chubut, Neuquén, Santa Cruz and Tierra del Fuego) and in the City of Buenos Aires.

The following table sets out the number of employees according to department as of December 31, 2004, 2003 and 2002:

	Number of Employees as of December 31,		
Department	**2004**	**2003**	**2002**
General	4	4	3
Administration and Finance	76	74	75
Human Resources	14	14	15
Planning and Project Evaluation	6	6	6
Legal Affairs	9	10	10
Regulatory Affairs and Tariffs and Public Affairs	6	5	5
Marketing	56	57	36
Operations	574	488	484
Total	**745**	**658**	**634**

The number of employees increased almost 18% from December 31, 2002 to December 31, 2004 due to: (i) in 2003, we insourced the Cerri Complex maintenance service, (ii) as of December 2004, we have hired temporary employees for the San Martín pipeline expansion and (iii) we recruited new employees in order to replace those employees who are to be retired in the short term.

Under Argentine law, in the event of an unfair dissmisal of an employee, the employer is required to pay the terminated employee severance, the amount of which is regulated by the Argentine Labor Agreement Act (Section 245). The severance payment is calculated by counting one wage for each year of employment. However, this act also stipulates limit to the severance payment, which only affects employees who earn high wages.

However, the Public Emergency Law established an increase in severance payments, that currently amounts to 80%, and empowered the Executive Branch to modify such percentage.

Moreover, the Supreme Court ruled unconstitutional the limit of severance payments, when this limit results in a loss of more than 33% for a terminated employee in respect to the amount calculated if the limit had not been applied.

Also, there has been a significant change regarding occupational accidents. The federal court has ruled unconstitutional the Law of Occupational Hazard Prevention and extended the responsibility of such accidents to the consigner of the outsourced works when a contractor's worker is injured during the execution of the works.

In reference to the obligations of the contractor's workers and third party service providers regarding social security, wage payment, compulsory insurance, etc., there exist case law records that hold the consigner responsible for the contractor's non-complied obligations, even if the outsourced service is not part of the consigner's usual business.

As for the Collective Labor Law, conflicts between employers and labor unions have increased lately. Even though these kind of conflicts have not involved us yet, other companies in the same industry have suffered strikes and conflicts with labor organizations. Despite this hostile framework and the demands of the unions, we renewed and/or are in process of renewing or endorsing the new Collective Bargaining Agreements with the corresponding labor unions.

Currently, approximately 11% of our workforce is affiliated with a national union, the *Federación Argentina de Trabajadores de la Industria del Gas Natural y Afines* (the "**Federation**") and with a regional union.

E. Share Ownership

The total amount of our Class B Shares held by our directors and executive officers as of February 28, 2005 is 49,957.

Our directors and executive officers, individually and together, hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Our controlling shareholder is CIESA, which together with Petrobras Energía and one of its subsidiaries and certain subsidiaries of Enron, hold approximately 70.5% of our common stock. The remaining 29.5% of our common stock is currently held by local and foreign investors.

CIESA is owned 50% by Petrobras Energía and one of its subsidiaries and 50% by certain Enron subsidiaries and has the ability to direct our management, to control the election of the majority of the Board of Directors, to determine our dividend policy and other policies and to determine the outcome of any matter put to a vote of our shareholders. CIESA may freely dispose of its Class B shares in us and may transfer or sell any of our Class A Shares under certain conditions and with ENARGAS approval. See "—Future Changes in CIESA Shareholding."

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock.

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.000	A
CIESA	34,133,200	4.2962	B
Certain Enron subsidiaries..........................	62,382,951	7.8519	B
Petrobras Energía and one of its subsidiaries...	58,410,452	7.3519	B

Pursuant to the Pliego and our debt agreement, CIESA may not reduce its shareholding in us below 51% of our share capital.

As of December 31, 2004, approximately 21.5% of the securities held by the public were held in the form of ADRs. At such date, a total of 10,086,808 ADRs, representing 50,434,040 Class B shares, were held by approximately 40 holders of record. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

Shareholders Agreements

Transfers of CIESA and Our Shares. The original holders of the common stock of CIESA entered into two shareholders agreements (the "**Shareholders Agreements**") for the purpose of governing certain matters relating to their participation in CIESA and in us. Petrobras Energía and Enron Argentina continue to be parties to these agreements. The Shareholders Agreements provide certain rights of first refusal and "tag-along" or co-sale rights in the event of a proposed transfer of CIESA shares. The Shareholders Agreements further provide that any CIESA shareholder must offer to sell to the other shareholders all of its shares of CIESA common stock in the event of a change in control of such shareholder or in certain events of bankruptcy, insolvency or liquidation.

Under the Shareholders Agreements, the sale or transfer of any of our shares held by CIESA requires the approval of an absolute majority of the directors of CIESA, except that the sale or transfer of our shares such that CIESA would own less than 51% of our voting common stock requires the unanimous vote of the CIESA directors. Such a transaction would also require previous ENARGAS approval.

Election of Our Directors and Officers; Voting. The Shareholders Agreements also contain provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and Statutory Audit Committee, the appointment of certain officers and certain other matters.

Our Board of Directors consists of nine Directors (see "Item 6. Directors, Senior Management and Employees—Directors and Senior Management"). Under the Shareholders Agreements, each CIESA shareholder (so long as it retains at least a 15% interest in CIESA) is entitled to direct the appointment of one of our Directors (the "**Core Directors**"). If CIESA has the ability to elect our additional Directors, such additional Directors will be designated by the shareholders of CIESA on a rotating basis. Our shares held by CIESA are required under the Shareholders Agreements to be voted unanimously for the nominees of the CIESA shareholders.

The following actions by us require approval by a majority of the Core Directors: (i) certain sales of assets other than in the ordinary course of business; (ii) adoption of our annual financial plan and certain significant modifications thereto; (iii) certain borrowings, capital expenditures and operating expenses in excess of the amounts approved in the annual financial plan; (iv) appointment of officers other than the CEO; (v) certain capital expenditures not approved in our annual financial plan; (vi) salary and compensation policies; (vii) amendments to the Technical Assistance Agreement; (viii) decisions relating to certain legal claims by or against us; (ix) certain decisions relating to tax planning; and (x) granting of certain guarantees, indemnities or similar security arrangements other than in the ordinary course of business and not approved in our annual financial plan. Our policies regarding public communication and government relations must be approved unanimously by the Core Directors. Under the Shareholders Agreements a deadlock among the Core Directors with respect to any decision is considered a "no-vote".

The Shareholders Agreements further provide that no CIESA shareholder shall compete with us in the open access gas transportation business in Argentina or have a preferential position in doing business with us.

Under the Shareholders Agreements, Petrobras Energía is entitled to direct the appointment (and removal) of the Chairman of our Board of Directors, and EPCA is entitled to direct the election (and removal) of the Vice Chairman of our Board of Directors and the appointment of the CEO. However, our current CEO was appointment by Petrobras Energía with EPCA's consent. The CEO has the authority to direct our day-to-day operations, subject to provisions of the Shareholders Agreements requiring approval by specified proportions of the Core Directors or of all of our Directors appointed by CIESA. Also, our shares held by CIESA are required under the Shareholders Agreements to be voted unanimously for the nominees of CIESA shareholders on all occasions on which such shares are voted for the election of the first, second and third Syndics (and their alternates), respectively.

Actions Requiring Special Shareholder Approval. The Shareholders Agreements provide that all of our shares held by CIESA will be voted in favor of the following actions only if approved by all the directors of CIESA: (i) mergers or sale of all or substantially all of our assets; (ii) engaging in any business other than the gas transportation business in Argentina; (iii) declaration of dividends in amounts not consistent with the policy set forth in the Shareholders Agreements; and (iv) amendment to our By-laws. In addition, approval by a majority of the directors of CIESA is required for the favorable vote of our shares held by CIESA with respect to the issuance of any additional shares.

Future Changes in CIESA Shareholding. On April 16, 2004, the shareholders of CIESA entered into a Settlement Agreement providing for, among other things, the transfer, in two stages, of certain shares of our capital stock and the shares of capital stock issued by CIESA. In the first stage: (i) the Enron subsidiaries will transfer 40% of the outstanding share capital of CIESA held by them to a trust or to an alternative entity; and (ii) the Petrobras subsidiaries will transfer our Class B Shares they hold (which represent approximately 7.35% of our outstanding share capital) to such Enron subsidiaries. In the second stage, the Enron subsidiaries will transfer their remaining outstanding share capital of CIESA to the trust or the alternative entity, subject to the simultaneous transfer of our Class B Shares held by CIESA (which represent approximately 4.3% of our outstanding shares) to the Enron subsidiaries. The Settlement Agreement provides that the trustee of the trust or the alternative entity would exercise voting control with respect to CIESA shares that are transferred to the trust or the alternative entity and will have power to appoint directors of CIESA.

CIESA's Shareholders Agreement will be terminated and replaced by a new Shareholders Agreement addressing the ownership change following consummation of the first stage. At no time will the Petrobras parties hold, directly or indirectly, more than their current 50% shareholding in CIESA or hold a controlling interest in CIESA.

The Settlement Agreement also provides that the Petrobras parties and their respective affiliates and the Enron parties and their respective affiliates will each grant the other releases from any and all claims under or arising from or in connection with certain agreements entered into by such parties in connection with their investment in CIESA and in us and certain other related documents. Such releases will not be given by, but will be extend to, Transwestern Pipeline Company, a member of the Enron Economic Group (as defined in the Settlement Agreement).

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

Tender Offer Regime. According to Decree No. 677/01, issued by the Executive Branch, public companies shall be included in the Tender Offer Regime, starting from the date of the shareholders' meeting approving the company's inclusion in the regime or automatically upon the first shareholders' meeting held twelve months subsequent to the enforcement of the CNV resolution regulating the matter, issued in March 2003. The Decree also provides that if a public company is not willing to be included in such regime, it must incorporate an article to its By-laws stating the following: "Company not Subject to the Tender Offer Regime." Such resolution must be adopted not later than in the shareholders' meeting mentioned above. As our shareholders decided not to adhere to this regime, in the shareholders' meeting held on April 2, 2004, our shareholders approved an amendment to our By-laws to incorporate the exclusion expressly.

B. Related Party Transactions

Our principal transaction with a related party is our arrangement under the Technical Assistance Agreement under which payments are made to Petrobras Energía, in its capacity as our technical operator. The term of the Technical Assistance Agreement entered into with EPCA was for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in "Item 4. Our Information—Our History and Development–General" includes a term which provided for the assignment of the Technical Assistance Agreement to Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras Energía has been in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a monthly fee based on the higher of: a percentage of certain defined income of us or a specified fixed annual amount.

In connection with the San Martín pipeline expansion project, on November 3, 2004 we entered into the Letter of Intent and on November 10, 2004 we entered into the Trust Agreement, both of which Petrobras and Petrobras Energía are also parties. See "Item 4. Our Information—Business Overview—Pipeline Operations" for more information.

The detail of significant outstanding balances for transactions with related parties as of December 31, 2004, 2003 and 2002 is as follows:

Year ended December 31, 2004

	Revenues						
	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:							
EPCA	-	-	-	-	2,214	17,619	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,522	24,534	16,205	4,859	-	13,699	-
PIFCO[(1)]	-	364,535	-	-	-	-	-
Main affiliates-significant influence:							
Link	-	-	847	-	-	-	-
TGU	-	-	1,317	-	-	-	-
EGS	-	-	3,343	-	-	-	-
Other related companies:							
Petrolera Santa Fe S.A.	307	-	-	3,377	-	-	-
Refinor S.A.	-	-	2,249	-	-	-	-
Quintana y Otros U.T.E.	3,104	-	-	-	-	-	-
WEB S.A.	2,492	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,316	-	-	-	-
Total	31,425	389,069	25,277	8,236	2,214	31,318	206

(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2003

	Revenues						
	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:							
EPCA	-	-	-	-	554	29,043	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,127	26,915	18,452	-	-	-	-
PIFCO[1]	-	286,105	-	-	-	-	-
Main affiliates-significant influence:							
Link	-	-	818	-	-	-	-
TGU	-	-	1,379	-	-	-	-
Other related companies:							
Petrolera Santa Fe S.A.	94	21	-	932	-	-	-
Refinor S.A.	-	-	5,082	-	-	-	-
Quintana y Otros U.T.E.	3,105	-	-	-	-	-	-
WEB S.A.	2,008	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,402	-	-	-	-
Total	30,334	313,041	27,133	932	554	29,043	206

[1] Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2002

	Revenues						
	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:							
EPCA	-	-	-	-	1,378	31,274	101
Petrobras Energía	30,661	50,990	15,244	-	-	-	-
CIESA	-	-	-	-	-	-	146
PIFCO[1]	-	212,603	-	-	-	-	-
Main affiliates-significant influence:							
Link	-	-	14,282	-	-	-	-
Other related companies:							
Enron América del Sur S.A.	2,164	683	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,106	-	-	-	-
Refinor S.A.	-	-	178	-	-	-	-
WEB S.A.	219	-	-	-	-	-	-
Quintana y Otros U.T.E.	3,137	-	-	-	-	-	-
Total	36,181	264,276	30,810	-	1,378	31,274	247

[1] Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Our Financial Statements, which are set forth in the Index to financial statements in Item 18, are filed as part of this Annual Report.

Exports

In 2004, our export revenues from our NGL production and commercialization segment were Ps. 264.8 million and represented 27% of our total net revenues. Additionally, the total volume of sales from NGL was 1,088,940 short tons, and the volume of sales from NGL exports was 372,984 short tons. These volumes also include sales made on account of third parties.

Our NGL revenues are based on spot prices. We sell NGL for export at the international reference price for propane and butane, commonly referred to as the Mont Belvieu price, less a discount. In the domestic market, we set prices in a manner designed to maintain, to the extent possible, parity in U.S. dollar terms with the prices received for our NGL exports. Consequently, our NGL business is exposed to risk in changes in prices of NGL in Mont Belvieu.

Effective May 2004, the Argentine government increased the export tax on NGL exports from 5% to 20%. Future changes in this tax rate may have a material adverse effect on our results of operations and financial condition.

Legal and Regulatory Proceedings

a) In April 1996, GdE filed a legal action against us for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on our pipeline. We denied the claim on the grounds that we acquired these compressor plants as part of our overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, an initial judgment was rendered upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular No. 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the initial judgment and ordered us to pay the fair value of such plants based on an expert assessment to be performed. We have recorded such plants as "Property, plant and equipment, net", valued at Ps. 4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals deferred the payment of the litigation expenses until the compressor plants' fair value resulting from the expert assessment could be determined. In October 2001, we filed an ordinary and extraordinary appeal before the Supreme Court of Justice ("**SCJ**"). In August 2003, the SCJ sustained GdE's claim and ordered us to pay the fair market price of the compressor plants at the date on which they were added to our assets (such price to be determined by a court appointed expert) plus interest and litigation expenses. The court-appointed experts assessed the price of the compressor plants at approximately Ps. 13.2 million. In September 2004, the court of original jurisdiction ordered us to pay the amount determined by the experts plus VAT, interest and litigation expenses. As of December 31, 2004, we recorded a provision of Ps. 60 million, which was estimated considering the amount determined by the judge. Nevertheless, we consider that amount to be excessive and not properly substantiated. Thus, we have appealed the decision and are expecting to obtain a favorable resolution.

On January 14, 2004, we signed an agreement with UNIREN pursuant to which we will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. Therefore, the cost of the works was recorded under "Other Liabilities", offsetting the provision mentioned in the last paragraph. The Argentine government owns such assets and granted their right of use to us, since we will have to operate and maintain such assets until expiration of the License. On July 29, 2004, the Executive Branch, through Decree No. 959/04, ratified the agreement with UNIREN.

b) As of the date of this Annual Report, GdE, directly or through ENARGAS, has failed to properly register easements relating to the transferred pipeline system and to make related payments to property owners of such required easements in accordance with the Transfer Agreement . In order for us to fulfill our capital expenditures program related to the system integrity and public safety required by our License, we have entered into easement agreements with certain landowners and paid related amounts. Consequently, we filed a claim against GdE to recover such amounts paid.

On October 7, 1996, the Executive Branch, through Decree No. 1,136/96, created a contribution fund (the "**Easement Contribution Fund**"), as specified in our License, to assume GdE's obligations for paying easements and any other compensation to land owners for a five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the fund, which is financed by a special charge included in the transportation rates and paid to ENARGAS. We have filed against GdE and ENARGAS an administrative claim requesting reimbursement for the amounts we paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Argentine government, derived from easements. As of December 31, 2004 we recorded approximately Ps. 4.2 million in the account "Other non-current receivables". We expect to fully recover the amounts paid, based on our rights under our License.

c) In June 2004, the ENARGAS fined us Ps. 1.9 million (including interest) in connection with the delayed payment to the Easement Contribution Fund. Although a provision was recorded for the amount, we have filed an appeal against this penalty.

d) In February 2005, the CNV has determined that US$ 178 million in aggegate principal amount of notes issued in connection with the settlement of our exchange offer in respect of our existing OPIC Notes did not fulfil the necessary requirements for being entitled to the benefits of the tax exemption provided by the Negotiable Obligations Law. If that is the case, we might be responsible for the payment of the tax, which rate could range between 18% and 54% (depending on the residency country of the holders) applicable to each interest payment. On February 18, 2005, we filed an appeal with the CNV, alleging sufficient grounds to support the tax exemption in respect of the aforementioned New Notes. As of the date of the issuance of this Annual Report, the CNV has not responded to our appeal.

Tax Claims

a) We are party to certain claims brought by the Tax Bureau of the province of Río Negro pursuing the collection of stamp taxes which, according to the tax claim, would be applicable over gas transportation contracts and services offer letters between us and our shippers. The amount claimed totals Ps. 438 million (including fines and interest calculated at the date of each claim).

We filed administrative appeals before the Tax Bureau of Río Negro. Afterwards, we filed a declaratory action before the SCJ, requesting the court to rule on the legitimacy of the Tax Bureau's claims. The SCJ granted injunctions to prevent the provinces from attempting to collect the aforementioned taxes until a final ruling is issued on the subject. At the date of this Annual Report, the Tax Bureau of Río Negro has rejected our appeals. We are now awaiting a final ruling from the SCJ.

Our management does not believe that our transportation contracts and offers are subject to the provincial stamp taxes mentioned above. Management believes that if the contracts were subject to these taxes, this circumstance should be considered as a change in the interpretation of the tax law, and its impact should be reflected in a tariff adjustment according to relevant regulations which permit such processes. ENARGAS has stated that the claims for stamp tax lack merit and are therefore unlawful.

Similar claims were filed by the Tax Bureaus of the provinces of Santa Cruz, Chubut, La Pampa and Neuquén. Additionally, there is also a stamp tax claim from the Tax Bureau of Neuquén related to the Share Transfer Contract subscribed in the privatization of GdE and the Technical Assistance Agreement.

In April 2004, the SCJ declared inadmissible the province of Santa Cruz's tax claims. This decision by the SCJ sets a material judicial precedent for the resolution of the remaining claims.

On June 7, 2004, the Provincial Executive Branch of Neuquén issued Decrees No. 1,133/04 and 1,134/04 which upheld the appeals filed by us in connection with the contracts transferred by GdE and the Technical Assistance Agreement, making void the provincial Tax Bureau's claims in those cases. Both Decrees were presented in the legal files of the proceedings and a final decision by the SCJ is still pending.

In July 2004, the Tax Bureau of the Province of Chubut withdrew its administrative motions through Resolution No. 198/04, in view of the SCJ pronouncement. This resolution was ratified on August 20, 2004, through Resolution No.143/04 of the Ministry of Economy and Credit of the province of Chubut, which granted the appeals filed by us.

In May 2005, the tax Bureau of the province of La Pampa withdrew its administrative motion through Resolution No. 1,065/05 in view -among others- the SCJ pronouncement.

b) On October 21, 2002, the AFIP formalized a claim against us through a liability assessment of Ps. 5.6 million (including interest) related to our failure to make certain contributions to the Registro Nacional de Seguridad Social (the Argentine Social Security Bureau) for personnel that the

AFIP considered fully employed by us. In order to be able to file an appeal before the AFIP, the Company had to deposit the amount claimed (recorded under Other current receivables), which will be reimbursed to us if we receive a favorable ruling. In December 2004, the Cámara Federal de Seguridad Social ruled in our favor, instructing the AFIP to reimburse the deposited amount to us. At that date, AFIP had the right to appeal this decision, and accordingly we did not reverse the related accrual as of December 31, 2004. AFIP did not appeal within the permitted time and accordingly we booked the reversal of the allowance in "Other incomes, net" during the first quarter of 2005.

c) In the framework of the Tax Agreement subscribed by the National Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales benefited from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the province of Buenos Aires, by overruling Resolution No. 4,560/03, denied the exemption and requested the payment of the tax related to revenues accrued as from the year 2002. In October 2003, we filed an administrative appeal before the Tax Court of the province of Buenos Aires, the resolution of which, as of the date of this Annual Report, is still pending. In November 2004, we were served notice of the commencement of a liability assessment process. As of December 31, 2004, we recorded a provision of Ps. 13 million in connection with this issue.

Other Litigation

As discussed above under "Item 4. Our Information—Business Overview—Gas Transportation Regulated Business—Regulatory Framework", we are involved in the process of renegotiating our public service contracts with UNIREN.

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings arising in the ordinary course of business. Although no assurances can be given, we believe there are meritorious defenses, which will be asserted vigorously to challenge all claims and that possible liabilities from these claims will not have a material adverse effect on our consolidated financial position or results of operations.

Dividend Distribution Policy

Our dividend distribution policy consists of maintaining a dividend level that assures our credit quality and allows the partial reinvestment of earnings, considering growth projects that we may develop. Our debt instruments currently limit our ability to declare and pay dividends. See "Item 10. Additional information—Material contracts."

B. Significant Changes.

No undisclosed significant change has occurred since the date of our Financial Statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Trading of Our Shares. Prior to May 5, 1994, there was no public market for our shares or ADSs. On May 5, 1994, we established a Rule 144A American Depositary Receipt ("**Rule 144A ADR**") facility and a Regulation S American Depositary Receipt ("**Regulation S ADR**") facility, each with Citibank, N.A., as Depositary. On that date, the Argentine Government, as selling shareholder, made an international offering of 195,000,000 Class B" shares. A portion of the Class B shares was offered in the form of Rule 144A ADRs in the United States pursuant to Rule 144A under the Securities Act and in the form of Regulation S ADRs outside the United States and Argentina, pursuant to Regulation S under the Securities Act.

In November 1994, we completed an exchange offer (the "**Exchange Offer**"), whereby we offered existing Rule 144A ADR holders registered ADRs in exchange for their restricted Rule 144A ADRs. Except for the absence of resale restrictions, the terms of the registered ADRs received in the

Exchange Offer were substantially identical to the terms of the restricted Rule 144A ADRs tendered. We have terminated our Rule 144A ADR facility. Each ADR represents five Class B shares.

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each of the last five fiscal years.

	NYSE (in US$)		BASE (in Ps.)	
Years	High	Low	High	Low
2000	9.50	6.81	1.93	1.35
2001	8.00	4.15	1.61	0.86
2002	5.60	0.62	1.90	0.49
2003	4.72	1.47	2.84	1.06
2004	5.72	3.61	3.34	2.13

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2004				**2003**			
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)	
Quarters	High	Low	High	Low	High	Low	High	Low
First Quarter	5.72	4.42	3.34	2.50	2.25	1.47	1.36	1.06
Second Quarter	5.38	3.61	3.08	2.13	3.75	2.22	1.97	1.29
Third Quarter	4.91	4.00	2.97	2.40	3.34	2.50	1.92	1.53
Fourth Quarter	5.45	4.76	3.20	2.84	4.72	3.14	2.84	1.83

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full monthly period within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)	
Months	High	Low	High	Low
December 2004	5.32	4.85	3.20	2.92
January 2005	5.82	4.98	3.37	3.00
February 2005	6.24	5.76	3.62	3.33
March 2005	6.69	5.53	3.90	3.36
April 2005	5.85	5.00	3.50	2.86
May 2005	6.16	5.60	3.61	3.27

B. Plan of Distribution

Not Applicable.

C. Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854 and on which the majority of equity trades in Argentina are executed. As of December 31, 2004, the market capitalization of shares of the 107 companies (excluding mutual funds) listed on the BASE was approximately Ps. 689,990 million. At the end of December 2004, the top 10 listed securities represented 94.42% of the total. Trading in securities listed on an exchange is conducted through the Mercado de Valores ("**Stock Market**") affiliated with such exchange.

Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A. (the "**MAE**"), an electronic over-the-counter market reporting system that functions independently from the Mercado de Valores de Buenos Aires S.A. (the "**Buenos Aires Stock Market**") and the BASE. Under an agreement between the BASE and the MAE, trading in equity and equity-related securities is conducted exclusively on the BASE and trading in corporate debt securities is conducted on both the BASE and the MAE. Trading in Argentine government securities, which are not covered by the agreement, may be conducted on either or both of the BASE and the MAE. The agreement does not extend to other Argentine exchanges.

Changes to the legal framework of securities trading have been introduced permitting issuance and trading of new, non-bank financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options. The Argentine government deregulated brokerage fees and eliminated transfer taxes and stamp taxes on securities transactions in November 1991.

The Buenos Aires Stock Market. The Buenos Aires Stock Market, which is affiliated with the BASE, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose 250 shares are owned by a number of members who are the only individuals and entities authorized to trade in the securities listed on the BASE. Trading on the BASE is conducted by open outcry and a computer-based negotiation system called SINAC from 11:00 A.M. to 6:00 P.M. each business day. The BASE also operates an electronic continuous market system from 11:00 A.M. to 6:00 P.M. each business day, on which privately-arranged trades are registered and made public. To control price volatility, the Buenos Aires Stock Market operates a system that restricts dealing in shares of any issuer when changes in the price of such issuer's shares varies 15% from the previous closing price, unless trading at the top price.

Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds. Certain information regarding the Argentine equities market is set forth in the table below.

	2000	2001	2002	2003	2004
Market capitalization (US$ in billions)	165.8	192.5	103.3	185.4	231.6
Average daily trading volume (US$ in millions)	38.8	30.1	5.6	5.0	4.9
Number of listed companies	116	114	114	108	107

Source: Data published by the Buenos Aires Stock Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Information contained in Item 14 of our Registration Statement on Form F-1 (Registration No. 33-85178) is hereby incorporated by reference.

C. Material Contracts

New Debt Obligations

On December 15, 2004, in connection with our debt restructuring, we issued six series of new notes in an aggregate principal amount of US$614,295,095 pursuant to our Global Program, which provides for the issuance of up to a maximum principal amount of US$800 million in notes. The creation of the Global Program was approved by the ordinary Shareholders' Meeting held on April 2, 2004 and authorized by the CNV, the *Bolsa de Comercio de Buenos Aires* ("**BCBA**") and MAE. On December 15, 2004, we also entered into amended and restated loan agreements with IDB having an aggregate principal amount of US$290,140,000 in connection with our debt restructuring.

These six series of new notes and amended and restated loan agreements (referred to collectively as the "new debt obligations") can be categorized as three separate "tranches," with the new debt obligations within each tranche containing identical interest payment terms and amortization terms. The Series A Variable Fixed Rates Notes due December 2010, the Series A-P Variable Fixed Rates Notes due December 2010 and the Tranche A Loans are referred to collectively as the "**Tranche A debt obligations**." The Series B-A Variable Fixed Rate Notes due December 2013, the Series B-A-P Variable Fixed Rate Notes due December 2013 and the Tranche B-A Loans are referred to collectively as the "**Tranche B-A debt obligations**." The Series B-B Variable Fixed Rate Notes due December 2013 and the Series B-B-P Variable Fixed Rate Notes due December 2013 are referred to collectively as the "**Tranche B-B debt obligations**."

Tranche A Debt Obligations

On December 15, 2004, we issued US$470,306,281 in principal amount of Tranche A debt obligations, which represents 52% of the total principal amount of our new debt obligations. The scheduled maturity date of each of the Tranche A debt obligations is December 15, 2010. The Tranche A debt obligations accrue interest at a variable fixed rate, ranging from an annual rate of 5.3% for the first year to 7.5% in the sixth year. Principal on the Tranche A debt obligations is amortized over the six-year term of such debt obligations, with amortization payments commencing on March 15, 2005. Interest and principal on the Tranche A debt obligations is payable on a quarterly basis. The Tranche A debt obligations include a provision that provides for acceleration of the amortization schedule of such debt obligations if the level of our adjusted cash surplus (as defined in the new debt obligations) for an applicable year or portion of such year exceeds a specified level. See "*—Early Cash Surplus Amortization*" below for more information regarding this provision.

Tranche B-A Debt Obligations

On December 15, 2004, we also issued US$409,044,874 in principal amount of Tranche B-A debt obligations, which represents approximately 45% of the principal amount of our new debt obligations. The maturity date of each of the Tranche B-A debt obligations is December 15, 2013. The Tranche B-A debt obligations accrue interest at a base variable fixed rate ranging from an annual rate of 7% for the first year to 10% in the ninth year. In addition, commencing December 15, 2006, the Tranche B-A debt obligations may also accrue additional interest at an incremental annual interest rate ranging from 0.75% to 2%, subject to, if applicable, the level of our consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year. The Tranche B-A debt obligations are also amortizing, but amortization payments do not commence until March 15, 2011. Interest and, commencing March 15, 2011, principal on the Tranche B-A debt obligations is payable on a quarterly basis. The Tranche B-A debt obligations include a provision that provides for acceleration of the amortization schedule of such debt obligations if the level of our adjusted cash surplus for an applicable year or portion of such year exceeds a specified level; however, this provision will not apply to the Tranche B-A debt obligations until such time as the Tranche A debt obligations are no longer outstanding. See "*—Early Cash Surplus Amortization*" below for more information regarding this provision.

Tranche B-B Debt Obligations

On December 15, 2004, we also issued US$25,083,940 in principal amount of Tranche B-B debt obligations, which represents approximately 3% of the principal amount of our new debt obligations. The maturity date of each of the Tranche B-B debt obligations is December 15, 2013. The Tranche B-B debt obligations accrue interest at a base variable fixed rate ranging from an annual rate of 7% for the first year to 10% in the ninth year. In addition, commencing December 15, 2006, the Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in such year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the ninth year. The Tranche B-B debt obligations are also amortizing, but amortization payments do not commence until March 15, 2011. Interest and, commencing March 15, 2011, principal on the Tranche B-B debt obligations is payable on a quarterly basis. The Tranche B-B debt obligations include a provision that provides for acceleration of the amortization schedule of such debt obligations if the level of our adjusted cash surplus for an applicable year or portion of such year exceeds a specified level; however, this provision will not apply to the Tranche B-B debt obligations until such time as the Tranche A debt obligations are no longer outstanding. See "—*Early Cash Surplus Amortization*" below for more information regarding this provision.

Early Cash Surplus Amortization

As noted above, the new debt obligations include an accelerated amortization feature, referred to as "**Early Cash Surplus Amortization**," the implementation and amount of which will depend on our consolidated debt ratio (relationship between our consolidated total indebtedness and consolidated adjusted EBITDA (each as defined in the new debt obligations)) for the applicable fiscal period and the amount of our cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that we make. We are required to determine whether an early cash surplus amortization amount is payable with respect to each fiscal year, or portion thereof, occurring during the period from and including December 15, 2004 to and including December 15, 2010. We will also be required to determine whether an early cash surplus amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which we make a dividend payment to our shareholders. We may also, in our sole discretion, make a payment of an early cash surplus amortization amount with respect to any fiscal quarter occurring during the period set forth above. Early cash surplus amortization amounts will be calculated and, if applicable, paid to holders of our new debt obligations following the applicable reference period. We expect the payments in respect of a fiscal year-period to generally be made on May 1', if any such payment is required to be made. Any early cash surplus amortization amounts payable must first be paid in respect of the Tranche A debt obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and next be paid in respect of the Tranche B-A debt obligations and Tranche B-B debt obligations, together, on a pro rata basis, until such debt obligations are no longer outstanding.

Covenants

We are subject to several restrictive covenants under our new debt obligations (which differ between our amended loans and our new notes, in some respects), which include, among others, the following:

- a limitation on our and our subsidiaries' ability to enter into transactions with our affiliates;
- a limitation on our and our subsidiaries' ability to make or commit to make capital expenditures;
- a limitation on our and our subsidiaries' ability to sell our assets;
- a limitation on our and our subsidiaries' ability to create liens on our property, assets or revenues;
- a limitation on our and our subsidiaries' ability to invest in the securities of other companies;
- a limitation on our and our subsidiaries' ability to enter into a merger, consolidation or similar transaction;
- a limitation on our and our subsidiaries' ability to change the nature of our business;
- a prohibition on our ability to terminate or assign the license granted to us by the Argentine Government to provide gas transportation services through the southern gas pipeline system and a limitation on our ability to consent to certain material amendments, modifications or waivers of such License or to transfer to any person the right to receive the License termination compensation;
- a limitation on our and our subsidiaries' ability to incur additional indebtedness. Until December 15, 2007, we are permitted to incur only certain specified types of indebtedness,

which includes, among others, the incurrence of up to US$25 million in indebtedness for the financing of working capital, the incurrence of debt for the purpose of refinancing the new debt obligations and the incurrence of up to US$10 million in capitalized lease obligations. As from December 15, 2007, we will be permitted to incur any indebtedness if our consolidated debt ratio for the applicable period is equal to or less than 3.50 to 1 for the twelve-month period beginning on such date. This maximum consolidated debt ratio decreases for each subsequent twelve-month period; and

- a prohibition on our and our subsidiaries' ability to pay dividends and make certain other restricted payments with respect to any fiscal year or fiscal semester unless, among other things, (i) no default exists under our new debt obligations and (ii) our consolidated coverage ratio (that is, the ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in the new debt obligations)) is at least 2.70 to 1 as of the applicable fiscal year end or fiscal quarter end in 2005, at least 2.75 to 1 as of the applicable fiscal year end or fiscal quarter end in 2006, at least 2.80 to 1 as of the applicable fiscal year end or fiscal quarter end in 2007, at least 2.90 to 1 as of the applicable fiscal year end or fiscal quarter end in 2008 and at least 3.00 to 1 as of the applicable fiscal year end or fiscal quarter end in 2009 or thereafter. Moreover, the aggregate amount of all such dividends and other restricted payments (including certain fees under our Technical Assistance Agreement) with respect to any fiscal year shall not exceed US$10 million with respect to 2004, US$15 million with respect to each of 2005 and 2006, US$20 million with respect to 2007 and US$25 million with respect to 2008 and each fiscal year thereafter.

We must also comply with several affirmative covenants under our new debt obligations (which differ between our amended loans and our new notes, in some respects), including, among others, an obligation to maintain our properties in compliance with specified environmental requirements, an obligation to maintain in full force and effect all required governmental approvals, consents and licenses, and a requirement to ensure that at all times the new debt obligations rank at least *pari passu* with all of our other unsecured and unsubordinated indebtedness.

Events of Default

The new debt obligations contain the following events of default (which differ between our amended loans and our new notes, in some respects), among others:

- default in the payment of principal due after a specified grace period;
- default in the payment of interest or other amounts due after a specified grace period;
- breach of the covenants contained in the new debt obligations after a specified cure period;
- material breach of our representations and warranties contained in the new debt obligations after a specified cure period;
- the occurrence of an event of default under our other debt obligations;
- the occurrence of certain bankruptcy events;
- a creditor takes steps to enforce any mortgage, lien or other security created or assumed by us or one of our subsidiaries exceeding US$10 million;
- certain required governmental authorizations are not obtained when required or are rescinded, terminated, lapse or cease to be in full force and effect;
- the occurrence of certain material adverse events with respect to our License, such as the revocation or termination of the License;
- it becomes unlawful for us to perform or comply with our obligations under the new debt obligations;

- a governmental authority condemns, seizes, confiscates or otherwise expropriates or assumes control of all or any substantial part of our or our subsidiaries' assets or capital stock; or

- a general moratorium or suspension is declared in respect of the payment or performance of all or substantially all of our new debt obligations.

Gas Trust

In light of the lack of expansion of the natural gas transportation system over the last years (as a consequence of the "pesification" of tariffs and the fact that the renegotiation of the License is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a trust fund that would finance gas transportation system expansions.

In June 2004, we submitted to the Federal Energy Bureau upon request a project for the expansion of the San Martín pipeline transportation capacity for approximately 2.9 MMm^3/d (102.4 MMcf/d). This project involves the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some compressor units. As of the date of this Annual Report, all of the additional capacity is expected to be fully on line by August 30, 2005. This additional transportation capacity was fully subscribed under firm transportation contracts in an open bidding conducted by us in June 2004. These new contracts are for almost 16 years and were mainly subscribed by gas distribution companies.

In November 2004, we, MPIFIPyS, the Federal Energy Bureau, Petrobras, Petrobras Energía, Banco de la Nación and Nación Fideicomisos, among others, signed the Letter of Intent agreeing to carry out the expansion. This agreement was ratified by Executive Branch Decree No. 1,658/04.

This Agreement established a suitable framework to put into operation the Gas Trust (which finances most of the expansion) as well as the Global Program for the issuance of debt securities and/or Gas Trust certificates of participation.

In February 2005, ENARGAS along with the Federal Energy Bureau awarded to Odebretch, a Brazilian company, the civil works contract for the expansion. Works are currently on-going. The investment for the expansion amounts to approximately US$351 million (including VAT), of which approximately US$ 40 million will be provided by us.

Our investment will be recovered with 80% of the revenues obtained from the additional transportation capacity, based on current tariffs representing approximately annual revenues for Ps. 23 million. The remaining 20% and a specific tariff charge shall be allocated to the Gas Trust to repay its investment. The tariff charge represents a tariff increase of 81.6%, which will be finally paid by industries, power plants and CNG suppliers which gas transportation supply is made under firm contracts. This tariff charge will be effective until the total amount invested by the Gas Trust is recovered.

Once the Gas Trust investment is repaid, the ownership of the assets resulting from the expansion will be transferred to us for no economic value, as they will not generate future revenues for us. Additionally, those assets will be classified as essential assets (for more information, see "Item 4. Our Information—Business Overview—Gas Transportation Regulated Business—Regulatory Framework—Certain restrictions with respect to essential assets"), so their sale will be prohibited.

We are the project manager for the expansion project and are required to render the following services: engineering, project works management, project control, supply and administration. We will be paid monthly an amount equal to 1% of the final amount of the investment made by the Gas Trust based on the execution of works. Additionally, we will operate the assets and render the maintenance services.

On June 1, 2005, we, in our capacity as the manager of the San Martín expansion, notified the Federal Energy Bureau of a cost-overrun of US$ 26.1 million for construction-related expenses. According to the Letter of Intent, in the event financing is required to cover higher expansion costs, the parties are required to meet within a time-frame set by the Federal Energy Bureau in order to find some alternative financing to assure the continuity of the expansion works. As of the date of the issuance of this Annual Report, the Federal Energy Bureau has not notified the parties yet of a time-frame for the meeting.

D. Exchange Controls

The Argentine foreign exchange market was subject to exchange controls until December 1989. From 1989 to December 3, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into dollars.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions. These regulations have been changing constantly since they were first promulgated and we cannot predict how long these current regulations will be in effect or whether they will be made stricter.

Pursuant to resolutions issued by the Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of corporate profits and dividends reported as payable under approved financial statements certified by an independent auditor.

In addition, for the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is no longer required as of May 6, 2003, provided such debts have been disclosed under the Informative Regime of External Debts (Régimen Informativo de Pasivos Externos).

Interest payments on outstanding financial indebtedness no longer require Central Bank approval for their remittance abroad, provided that the transfer abroad in connection with such payments is made not more than 15 days in advance of their stated payment date.

E. Taxation

General

The following is a general summary of certain Argentine and United States federal income tax matters that may be relevant to the ownership and disposition of ADSs or Class B Shares. The summary describes the principal tax consequences of the ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of ADSs or Class B Shares.

The summary is based upon tax laws of Argentina and the United States and regulations thereunder as in effect on the date of this Annual Report, which are subject to change. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Holders of ADSs or Class B Shares should consult their own tax advisors as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class B Shares in their particular circumstances.

Argentine Taxes

Taxation of Dividends. Dividends of our cash, property or capital stock paid or distributed to holders of Class B Shares or ADSs are currently exempt from Argentine withholding or other taxes. However, according to Law No. 25,063, published on December 30, 1998, cash or other type of dividend distribution, exceeding accumulated net income at year end determined as stipulated by tax regulations, will be subject to a 35% withholding tax as a sole and definite payment.

Taxation of Capital Gains. Capital gains derived by non-Argentine residents from the sale, exchange or other disposition of ADSs or Class B Shares are not subject to income tax.

Tax on Personal Property (Individuals). The Argentine Tax authority has recently introduced some amendments to the Personal Property Tax. In accordance with the Law No. 25,585, the personal tax corresponding to the ownership of securities issued by entities domiciled in Argentina, whose direct owners are individuals domiciled in Argentina or abroad and entities domiciled abroad, will be liquidated and deposited by the entity that has issued such securities. The applicable rate is 0.50% on the equity value according to the last financial statements as of each respective fiscal year. The Law presumes that securities whose holders are entities domiciled or located abroad, indirectly belong to individuals domiciled abroad.

We will be responsible to deposit such tax and will have the right to recover such amount from holders, even withholding and/or liquidating such securities which originated such tax payment. Amendment is effective starting fiscal year 2002.

VAT. The sale, exchange or other disposition of ADSs or Class B Shares is not subject to VAT.

Transfer Taxes. The sale, exchange or other disposition of ADSs or Class B Shares is not subject to transfer taxes.

Purchase or Sale of Foreign Currency. There is no tax on the purchase or sale of foreign currency.

Deposit and Withdrawal of Class B Shares in Exchange of ADSs. No Argentine tax is imposed on the deposit or withdrawal of Class B Shares in exchange for ADSs.

Other Taxes. There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or Class B Shares. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Class B shares.

Tax Treaties. Argentina has entered into tax treaties with several countries. A tax treaty between Argentina and the United States has been signed but has not yet been ratified and therefore is not currently in effect. It is not clear when, if ever, the treaty will be ratified or enter into effect.

United States Taxes

General. This discussion relating to certain US federal income tax consequences only applies to an investor who holds our ADSs or Class B Shares as capital assets for tax purposes and is not a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for his or her securities holdings; a tax-exempt organization; an insurance company, a person liable for alternative minimum tax; a person that actually or constructively owns 10% or more of our voting stock; a person that holds shares or ADSs as part of a hedging or straddle or conversion transaction; or a US holder whose functional currency is not the U.S. dollar. A holder is a US holder if such holder is a beneficial owner of shares or ADSs and such holder is: a citizen or resident of the United States; a domestic corporation; an estate whose income is subject to US federal income tax regardless of its source; or a trust, if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorized to control all substantial decisions of the trust.

Moreover, the effect of any applicable US state or local tax laws is not discussed in this Annual Report.

For US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the underlying shares represented by those ADSs, and exchanges of Class B Shares for ADRs, and ADRs for ordinary shares, will not be subject to US federal income tax.

Taxation of Dividends. Subject to the passive foreign investment company ("**PFIC**") rules discussed below, if a holder is a US holder such holder must include in his or her gross income the gross amount of any dividend (or other distribution, other than certain distributions in redemption of ADSs or Class B shares or distributions of our capital stock or rights to subscribe for our capital stock) paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). If the holder is a non-corporate US holder, dividends paid to him or her in taxable years before

January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends with respect to the shares or ADSs generally will be qualified dividend income, provided that in the year that the holder receives the dividend, the shares or ADSs are readily tradable on an established securities market in the US. The holder must include dividends in income when he or she receives them, either actually or constructively, in the case of Class B Shares, or when the depositary receives such dividend, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a holder's basis in the ADSs or Class B Shares and thereafter as capital gain.

The amount of the dividend distribution that a holder must include in his or her income will be the U.S. dollar value of the Argentine peso payments made, determined at the spot Argentine peso/U.S. dollar rate on the date such dividend distribution is includible in such holder's income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a holder includes the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

For foreign tax credit purposes, the dividend will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be "passive income" or "financial services income" and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a holder. No US foreign tax credit will be allowed to US holders of Class B Shares or ADSs in respect of any personal property or similar tax imposed by Argentina (or any taxing authority thereof or therein). Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Distributions of additional shares to US holders with respect to their Class B Shares or ADSs that are made as part of a pro rata distribution to all shareholders generally will not be subject to US federal income tax.

Taxation of Capital Gains. Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of Class B Shares or ADSs will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a non-corporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

PFIC Rules. We believe the Class B Shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. The application of the PFIC rules to a corporation such as ours, a substantial portion of whose business is the processing and selling of NGL, is not entirely clear. If we were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Class B Shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, the US holder would be treated as if he had realized such gain and certain "excess distributions" ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the CNV and the BASE and file reports and other information relating to our business, financial condition and other matters with the CNV and the BASE. You may read such reports, statements and other information, including our publicly-filed financial statements, at the public reference facilities of the CNV and BASE maintained in Buenos Aires. We are also required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC will also be available to the public at the offices of the NYSE, 11 Wall Street, New York, New York 10005.

We have appointed The Bank of New York to act as depositary for our ADRs. For so long as our ADRs are deposited with the depositary, we will furnish the depositary with our annual reports; *and* summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the deposit agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of our ADRs. Any record holder of ADRs may read such reports, notices, or summaries thereof, and communications at the depositary's office. The depositary's office is located at 111 Wall Street, New York, NY 10043.

Whenever a reference is made in this Annual Report to a contract or other document of ours, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the Annual Report for a copy of the contract or other document. You may review a copy of the Annual Report at the SEC's public reference room in Washington, D.C.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial market prices and interest rates. We are exposed to market risk in the areas of interest rates and foreign currency exchange. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either non-financial and non-quantifiable, such as political, economic, tax, other regulatory or credit risks, are not included in the following assessment of our market risks.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates is limited to our current investments.

We place our cash and current investments in high quality financial institutions in Argentina, United States and Europe. Our policy is to limit exposure with any institution. Our temporary investments primarily consist of money market mutual funds. As of December 31, 2004, current investments amounted to Ps. 325.8 million.

Regarding our debt obligations, as a general matter, we are not exposed to interest rate risks, since all our debt bears fixed rates of interest. However, beginning December 15, 2006, 45% of our debt will bear an upside interest rate which, if required to be paid, can be 0.75%, 1.25% or 2.00% per annum depending on our annual consolidated EBITDA (as defined in our new debt obligations).

Foreign exchange exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since our debt is denominated in U.S. dollars. As of December 31, 2004, our net monetary liability position that is subject to exchange rate fluctuations amounted to US$ 751.8 million.

As discussed herein, the Argentine government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues. Therefore, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because our revenues are denominated in pesos while substantially all our liabilities are denominated in U.S. dollars.

Sensitivity analysis disclosure to interest rates and exchange rates

In view of the nature of our current investments, an immediate 100 basis points parallel shift change in the interest rate curve would not have a significant impact on the total value of our current investments.

The potential loss in our net monetary liability position held as of December 31, 2004, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the currency peso/U.S. dollar exchange rates would have been approximately Ps. 224.0 million.

The following table provides information presented in our reporting currency, Argentine pesos, with respect to our interest rate risk and foreign exchange exposure, including long-term debt. For debt obligations, the table presents principal cash flows and weighted average interest rate by expected maturity dates. The weighed average rates are based on current rates as of December 31, 2004.

	Expected maturity dates[4]							
	2005	2006	2007	2008	2009	Thereafter	Total	Fair value[2]
	(in millions of pesos)[1]							
U.S. dollars								
Fixed rate	209.6	280.7	285.9	345.9	336.6	398.6	1,857.3	1,497.9
Average interest rate [3]	5.45%	6.60%	7.30%	7.38%	7.55%	9.96%	-	-
Variable rate	87.9	94.2	109.9	100.4	106.7	1,519.5	2,018.6	1,223.4
Average interest rate [3]	7.02%	7.55%	8.72%	8.02%	8.60%	10.75%	-	-

[1] Converted at the exchange rate as of December 31, 2004: Ps.2.979 = US$1.00.
[2] Based on the quoted market prices of our new notes.
[3] Average interest rate based on the prices settled in the contracts as of December 31, 2004.
[4] For a more detailed description, see Note 6 to our Financial Statements included elsewhere herein.

Commodity price risk

In the NGL production and commercialization segment we are exposed to market risk in relation to price volatility of the propane, butane and natural gasoline since it is subject to international prices (Mont Belvieu for the propane and the butane and New Ara for the natural gasoline). For more information see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Increases in export taxes on, a decrease in international prices or other regulation of NGL may materially adversely affect our results of operations and financial condition.”

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures.

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rule 13a-15(e)) as of December 31, 2004, have concluded that, as of December 31, 2004, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

There have not been any changes in our internal control over financial reporting during 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has designated Mr. Oscar Marano as our Audit Committee financial expert.

Item 16B. Code of Ethics

We have not adopted a code of ethics at the date of issuance of this Annual Report since it is not a requirement for Argentine public companies. However we have adopted a Code of Conduct, applicable to all employees.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees for professional services provided to us by our independent auditors, Price, during the years ended December 31, 2004 and 2003 in each of the following categories are:

	Year ended December 31,	
	2004	2003
	(in thousands of pesos)	
Audit fees	380.45	452.52
Audit-related fees	206.58	150.48
Tax fees	14.83	13.75
All other fees	-	-
Total fees	580.39	616.75

Audit fees. Audit fees in the above table are mainly for the audit of our annual financial statements and the review of our quarterly reports, statutory audits of subsidiaries and Form 20-F.

Audit-related fees. Audit-related fees in the above table are mainly for services related to the review of the information memorandum for the restructuring proposal.

Tax fees. Tax fees in the above table are fees mainly for tax compliance and tax advice.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee has adopted a policy to pre-approve services prior to commencement of the specified service. Under the policy, the Audit Committee must pre-approve the provision of services by our principal auditor prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by our Chief Financial Officer, or a designate, and the Audit Committee Chairman executes engagement letters from the principal auditor following approval by committee members.

All audit-related fees, other fees and tax fees are submitted to our audit committee for prior approval. The Audit Committee has delivered its policy to the Board of Directors that sets forth its procedures for evaluating, in each case, the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the fees rendered by our principal accountants in 2004 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

Not applicable.

Part III

Item 17. Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

The following financial statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.--

Reference is made to pages F-1 through F-53.

Item 19. Exhibits

See Exhibit Index

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSPORTADORA DE GAS DEL SUR S.A.
(Registrant)
By:

/s/ Pablo Ferrero

Name: Pablo Ferrero
Title: Chief Executive Officer

/s/ Eduardo Pawluszek

Name: Eduardo Pawluszek
Title: Chief Financial Officer

Dated: June 24, 2005.

EXHIBIT INDEX

Exhibit No.	
1.1	Corporate Charter and By-laws.[**]
1.2	By-laws Amendments.
2.1	US$200,000,000 Floating Rate Notes due 2006 – Indentures[**]
2.2	US$150,000,000 Series 1 Floating Rate Notes due 2003 – Indenture[***]
2.3	US$150,000,000 Series 2 10.375% Notes due 2003 – Indenture[***]
2.4	US$100,000,000 Series 3 Floating Rate Notes due 2002 – Trust Deed[**]
2.5	Extension Agreement – Amendment to the Series 3 Trust Deed[*]
2.6	Loan Agreement, dated as of April 5, 1999 between TGS and the Inter-American Development Bank[****]
2.7	Loan Agreement, dated as of November 2, 1999 between TGS and the Inter-American Development Bank[****]
2.8	Amended and Restated Loan Agreement, dated as of December 15, 2004, between TGS and the Inter-American Development Bank (in respect of original Loan Agreement dated as of April 5, 1999).
2.9	Amended and Restated Loan Agreement, dated as of December 15, 2004, between TGS and the Inter-American Development Bank (in respect of original Loan Agreement dated as of November 2, 1999).
2.10	Indenture dated as of December 15, 2004, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Río de Plata S.A., as registrar, paying agent and transfer agent, in respect of TGS's Series A Variable Fixed Rates Notes due December 2010, Series A-P Variable Fixed Rates Notes due December 2010, Series B-A Variable Fixed Rate Notes due December 2013, Series B-A-P Variable Fixed Rate Notes due December 2013, Series B-B Variable Fixed Rate Notes due December 2013 and Series B-B-P Variable Fixed Rate Notes due December 2013.
2.11	Officers' Certificate establishing the terms and series of the Series A Variable Fixed Rates Notes due December 2010, Series A-P Variable Fixed Rates Notes due December 2010, Series B-A Variable Fixed Rate Notes due December 2013, Series B-A-P Variable Fixed Rate Notes due December 2013, Series B-B Variable Fixed Rate Notes due December 2013 and Series B-B-P Variable Fixed Rate Notes due December 2013.
4.1	Technical Assistance Agreement between TGS and Enron Pipeline Company Argentina S.A. dated December 28, 1992[*****]
8.1	List of TGS's Subsidiaries
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter [*]

[*] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2002 (Commission File No. 1-13,396).

[**] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2001 (Commission File No. 1-13,396).

[***] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2000 (Commission File No. 1-13,396).

[****] Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 1999 (Commission File No. 1-13,396).

[*****] Incorporated by reference to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 14, 1994 (Registration No. 33-85178).

INDEX OF CERTAIN TERMS USED IN THE ANNUAL REPORT

EXHIBIT 1.2

BY-LAWS AMENDMENTS

Amendment to the Company's Bylaws to increase the number of regular and alternate members of the Board of Directors. The representative of Petrobras Energía S.A. took the floor, and stated that in order to provide the management body with greater human resource0s considering the work imposed by changes into ruling both by Comisión Nacional de Valores and the Securities and Exchange Commission because of the Corporative Government, she proposed to increase the number of regular and alternate members of the Board of Directors to nine. Thus, Article 20 of the Bylaws shall be read as follows: **"ARTICLE 20. The Company's management and administration shall be entrusted to a Board of Directors consisting of NINE (9) Regular Directors, and NINE (9) Alternate Directors, to act in the place of Regular Directors. They may be elected for a ONE (1) through THREE (3) fiscal year term, as may be resolved by the Shareholders' Meeting, and may be re-elected"**.

Incorporation into the Company's Bylaws of a provision relating the Audit Committee. The representative of Petrobras Energía took the floor and stated that because of new rulings from Comisión Nacional de Valores which contemplate the incorporation of an Audit Committee resulting from the corporate bylaws, she proposed the incorporation of Article 29 (bis) into the Corporate Bylaws, to read as follows: **"ARTICLE 29 (BIS). The Company shall have an Audit Committee, whose duty shall be to assist the Board of Directors in its supervisory activities. Audit Committee members shall comply with the provisions of the Public Offering Transparency System (*Regimen de Transparencia de la Oferta Pública*), as approved by Decree 677/01, with CNV supplementary regulation and with all other applicable rules. The Audit Committee shall be composed of three or more members of the Board of Directors, elected by a majority of votes, a majority of which shall be independent and all of which shall be eligible in terms of professional background under CNV rules and applicable regulations. The Audit Committee shall be subject to the provisions of these Bylaws, and the regulations applicable to the Board of Directors.**

Amendment of the Company's Bylaws to provide for Directors remote participation at Board Meetings. Mr. Gotardo Pedemonte took the floor and proposed that the Board be given a tool to streamline meetings and facilitate increased participation of all its members even if not present at the corporate offices. He therefore proposed Article 26 (bis) be added to the Bylaws, to read as follows: "**ARTICLE 26 (bis). The Board of Directors shall hold its meetings with its members present or communicating with each other by means of any appropriate sound, image or word simultaneous transmission system. Only members present shall count for purposes of quorum requirements. The Minutes of the Board Meeting shall specify the members participating through such means of communication.**"

Consideration of Company's non-adherence to the system of Mandatory Public Offering of Shares – "OPA"–, as provided for in Decree 677/01, and incorporation of an article to that effect into the Company's Bylaws. Mr. Nicolás Mordeglia took the floor and said that the system was optional for companies already subject to the public offering system, that the Company had not been made subject to the above mentioned requirement since its organization and that, as the required quorum to vote on this matter was present, he proposed that the Company resolve not to adhere to the system of Public Mandatory Offering of Shares, and to add Section 43 (bis) to the Company's Bylaws, to read as follows: "**SECTION 43 (BIS). The Company is a Company Not Adhered to the Optional Statutory System of Mandatory Public Offering set forth in section 23, Decree 677/01**".

EXHIBIT 2.8

Amended and Restated Loan Agreement, dated as of December 15, 2004, between TGS and the Inter-American Development Bank (in respect of original Loan Agreement dated as of April 5, 1999).

EXHIBITS

Exhibit A-1	Form of Note for A2-A Loan
Exhibit A-2	Form of Pagaré for A2-A Loan
Exhibit B-1	Form of Note for B2-A Loan
Exhibit B-2	Form of Pagaré for B2-A Loan
Exhibit C-1	Form of Note for A2-BA Loan
Exhibit C-2	Form of Pagaré for A2-BA Loan
Exhibit D-1	Form of Note for B2-BA Loan
Exhibit D-2	Form of Pagaré for B2-BA Loan
Exhibit E	[Intentionally Omitted]
Exhibit F	[Intentionally Omitted]
Exhibit G	Form of Certificate of Incumbency and Authority
Exhibit H	Form of Confidentiality Provisions
Exhibit I	Form of Authorization to the Auditors
Exhibit J-1	Form of Opinion of New York counsel to the Company
Exhibit J-2	Form of Opinion of internal counsel to the Company
Exhibit J-3	Form of Opinion of Argentine counsel to the Company
Exhibit K	Form of Optional Prepayment Notice

ANNEXES

Annex A	[Intentionally Omitted]
Annex B	IDB Environmental Guidelines
Annex C	Early Cash Surplus Amortization

SCHEDULES

Schedule 1 -	Terms of Subordination
Schedule 2	Existing Indebtedness
Schedule 3	List of Authorized Representatives
Schedule 4	List of Subsidiaries
Schedule 5	[Intentionally Omitted]
Schedule 6	Transactions with Affiliates
Schedule 7	Permitted Investments
Schedule 8	Permitted Liens

AMENDED AND RESTATED LOAN AGREEMENT, dated as of December 15, 2004, ("Agreement") between TRANSPORTADORA DE GAS DEL SUR S.A. a sociedad anónima organized and existing under the laws of Argentina (herein called the "Company") and the INTERAMERICAN DEVELOPMENT BANK, an international organization established by the Articles of Agreement among its member countries (herein called "IDB").

W I T N E S S E T H:

WHEREAS, the Company holds an exclusive license to operate the southern portion of the Argentine gas transmission mainline, which connects the major gas producing basins of Argentina's southern and western regions with gas distributors in those regions and in the greater Buenos Aires area;

WHEREAS, as of April 5, 1999, the Company and IDB entered into a Loan Agreement (the "First 1999 IDB Loan Agreement") pursuant to which IDB agreed to make a loan to the Company in an original aggregate principal amount of up to US$251,000,000 to enable the Company to finance a portion of the capital expenditures to be made under its proposed investment program in an amount up to US$1,000,000,000 for the years 1998-2002;

WHEREAS, in accordance with the First 1999 IDB Loan Agreement, IDB made a Loan to the Company in the aggregate principal amount of US$226,000,000;

WHEREAS, as a result of certain events of default under the First 1999 IDB Loan Agreement, on October 29, 2004, IDB accelerated the US$226,000,000 principal amount of the Loan in accordance with the First 1999 IDB Loan Agreement;

WHEREAS, the Company has undertaken a process of restructuring as described in the Information Memoranda (as defined below), with respect to substantially all of its financial indebtedness (the "Restructuring") including: (a) (i) the Series No. 1 US$150,000,000 Floating Rate Notes due 2003 issued under the Indenture dated as of July 8, 1999, as supplemented by the First Supplemental Indenture dated as of March 27, 2000, pursuant to the Company’s US$500,000,000 Euro Medium-Term Note Program authorized by Resolution No. 12,778 of the CNV (as defined below) (the "US$500 EMTN Program"), (ii) the Series No. 2 US$150,000,000 10.375% Notes due 2003 issued under the Indenture dated as of July 8, 1999, pursuant to the US$500 EMTN Program; (iii) the Series No. 3 US$100,000,000 Floating Rate Notes originally due 2002 and extended until 2003 issued under the Trust Deed dated as of December 14, 1993, as amended by the Supplemental Trust Deed dated July 25, 1995, and the Further Supplemental Trust Deed dated October 23, 1996, pursuant to the Company’s US$500,000,000 Euro Medium-Term Note Programme authorized by Resolution No. 10,330 and 11,484 of the CNV; and (iv) a US$200,000,000 Floating Rate Note due 2006 issued under the Indenture dated as of October 18, 2000, as supplemented by the TGS Supplemental Indenture dated as of April 24, 2001, pursuant to TGS’s US$300,000,000 Euro Medium-Term Note Program authorized by Resolution No. 13,583 of the CNV ((i) through (iv), collectively the "Existing Notes"); (b) other financial indebtedness comprised of US$326 million under two loan agreements with IDB (as defined below) dated as of April 5, 1999 and November 2, 1999 (the "Existing IDB Facility Loan Agreements"); and (c) US$25.3 million of pre-export financing loans, approximately US$18.9 million of import financing loans and US$48.5 million of other short term financing (excluding the Peso Loans (as defined below), which are not included in the Restructuring) (the "Short Term Debt Obligations"; and together with the indebtedness under the Existing Notes and the Existing IDB Facility Loan Agreements, the "Existing Debt Obligations");

WHEREAS, the Company has entered into the Restructuring Agreement with creditors representing more than 99% of its total Existing Debt Obligations;

WHEREAS, the aggregate principal amount of US$24,860,000 of the Loan under the First 1999 IDB Loan Agreement was repaid to IDB pursuant to the Restructuring Agreement on or prior to the date hereof, such that the outstanding amount of the Loan under the First 1999 IDB Loan Agreement immediately prior to execution and delivery of this Agreement as of the date hereof is US$201,140,000;

WHEREAS, US$37,124,946.25 was paid to IDB by the Company on or prior to the date hereof, representing an amount in settlement of all past due interest under the First 1999 IDB Loan

Agreement up to the Effective Date (as defined below) of this Agreement, in accordance with the terms of the Restructuring Agreement;

WHEREAS, IDB and the Company wish to amend and restate the First 1999 IDB Loan Agreement for the purpose of continuing the First 1999 IDB Loan Agreement, as amended and restated, as contemplated by the Restructuring Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and IDB hereby agree as follows:

SECTION 1

DEFINITIONS

- 1.1 General Definitions. In this Agreement (and the Schedules, Annexes and Exhibits hereto), the following terms shall have the following meanings:

"90-Day Peso Average" means, as of any date and with respect to the amount of any non-Peso-denominated Indebtedness, the amount of Pesos obtained by converting the aggregate principal amount of any such non-Peso-denominated Indebtedness into Pesos at an average exchange rate determined by reference to the exchange rate for the buying of Pesos, as reported by Banco de la Nación Argentina, on each day for which rates are available during the 90-day period prior to the date of determination.

"A1-A Interest Rate" means with respect to each Year, the interest rates set forth below opposite each indicated Year:

Year 1:	5.30%
Year 2:	6.50%
Year 3:	7.20%
Year 4:	7.25%
Year 5:	7.25%
Year 6:	7.50%

"A1-BA Interest Rate" means with respect to each Year, the interest rates set forth below opposite each indicated Year:

Year 1:	7.00%
Year 2:	7.50%
Year 3:	8.00%
Year 4:	8.00%
Year 5:	8.50%
Year 6:	9.00%
Year 7:	9.50%
Year 8:	10.00%
Year 9:	10.00%

"A1-A Loan" means a Loan in the amount of US$23,140,000, having the terms and conditions set forth in this Agreement with respect to the A1-A Loan.

"A1-BA Loan" means a Loan in the amount of US$21,360,000, having the terms and conditions set forth in this Agreement with respect to the A1-BA Loan.

"A1-BB Loan" means a Loan in the amount of US$0. Because the amount of the A1-BB Loan is zero (US$0), the A1-BB Loan shall not be deemed outstanding hereunder for any purpose whatsoever.

"ABL" means the Argentine Bankruptcy Law No. 24,522 (as amended by Law 25,563 and 25,589).

"Additional Interest Period" means the period from and including December 15, 2006 to but excluding the December 15, 2013.

"Adjusted Cash Surplus" means, as of any date of determination, the product of (i) Cash Surplus determined as of such date, multiplied by (ii) (w) if the Company's Consolidated Debt Ratio is greater than or equal to 4.00 to 1 as of such date, 0.65, (x) if the Company's Consolidated Debt Ratio is greater than or equal to 3.50 to 1, but less than 4.00 to 1, as of such date, 0.50, (y) if the Company's Consolidated Debt Ratio is greater than or equal to 3.00 to 1, but less than 3.50 to 1, as of such date, 0.30, and (z) if the Company's Consolidated Debt Ratio is less than 3.00 to 1 as of such date, zero (0).

"Administration Fee" has the meaning specified in the Fee Letter.

"Affiliate" means, with respect to any Person, a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with such Person. For purposes of this definition, "control" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether by ownership of share capital, by contract, the power to appoint or remove a majority of the members of the governing body of that Person.

"Agreed Currency" has the meaning specified in Section 9.6.

"Agreement" means this Amended and Restated Loan Agreement.

"Alternative Funding" means an initial amount as of the Effective Date of US$75 million plus, at any date of determination and without duplication, the sum of (i) the aggregate amount of Reserved Cash Surplus, as calculated and determined on the Early Amortization Payment Date on or immediately preceding such date of determination plus the amount of Reserved Cash Surplus determined as of any other Early Amortization Payment Dates occurring prior thereto, plus (ii) the aggregate amount of all Restricted Payment Reallocation Amounts previously designated by the Company, plus (iii) the aggregate net proceeds of any Capital Contributions made in cash, plus (iv) the aggregate net proceeds the Company receives from the issuance of its Qualifying Subordinated Indebtedness, plus (v) the aggregate amount of Indebtedness Incurred pursuant to clause (iv) of the definition of "Permitted Indebtedness," plus (vi) the aggregate amount of any cash proceeds received by the Company or any of its Subsidiaries upon the sale or disposition of, or the redemption, repayment or liquidation (in whole or in part) of, any Permitted Investment made by the Company or any of its Subsidiaries in a trust or other special purpose entity formed in connection with the expansion of the southern gas transportation system in Argentina; provided, however, that the aggregate amount of any cash proceeds received by a Subsidiary to be added pursuant to this clause (vi) in respect of such Subsidiary shall be equal to the total amount of such cash proceeds in respect of the Subsidiary multiplied by a fraction that represents the Company's proportionate ownership in such Subsidiary, minus (vii) the aggregate amount of Capital Expenditures made pursuant to clause (v) of the definition of "Permitted Capital Expenditures," minus (viii) the aggregate amount of Investments made pursuant to clause (xix) and, without duplication, clause (xx) of the definition of "Permitted Investments," minus (ix) the aggregate amount of any claims made on a Project Finance Guaranty issued by the Company, minus (x) the aggregate amount of any loans and advances that are required to be funded by Alternative Funding pursuant to clause (xv) of the definition of "Permitted Investments," minus (xi) the aggregate amount of cash interest paid on and principal payments in respect of Qualifying Subordinated Indebtedness, minus (xii) the aggregate amount of any Reserved Cash Surplus that has not been used within 24 months from the relevant Early Amortization Payment Date, minus (xiii) an amount equal to the Fair Market Value of any asset transferred by the Company to any of its Subsidiaries, minus (xiv) the aggregate amount of all Cash Shortfall Amounts determined on or prior to such date of determination. To the extent that any component of Alternative Funding is denominated in a currency other than U.S. Dollars, any calculation or determination pursuant to this provision shall be based on the U.S. Dollar Equivalent of all such foreign currency-denominated components as of the date any such components were calculated, determined, designated, made, received, Incurred or paid, as the case may be.

"Amended TAA" has the meaning specified in Section 6.2(d).

"Annual B-A UIP Period" has the meaning specified in Section 3.11(c)(i)(B).

"Annual Early Amortization Amount" has the meaning specified in Annex C hereto.

"Applicable Law" means any law, statute, regulation, ordinance, communique, enactment, judgment, order, decree, directive, requirement or other similar legally binding decision of or any legally binding interpretation of any of the foregoing by any Authority, whether now or in the future in effect.

"Argentina" means the Republic of Argentina.

"Argentine Federation" means the Argentine Federation of Professional Councils in Economic Sciences.

"Argentine GAAP" means Argentine generally accepted accounting principles as in effect from time to time, consistently applied as required by the CNV.

"Argentine Government" means the government of the Republic of Argentina (and all agencies and instrumentalities thereof).

"Argentine Government Obligations" means obligations issued or directly and fully guaranteed or insured by Argentina or by any agent or instrumentality thereof; provided, that the full faith and credit of Argentina is pledged in support thereof.

"Asset Inventory" means the asset inventory to be maintained by the Company pursuant to Section 5.10 of Exhibit I to the License, as updated from time to time and approved by ENARGAS in accordance with the License.

"Asset Sale" means (i) the sale, lease, conveyance or other disposition (but excluding the creation of a Lien) of any assets of the Company or its Subsidiaries, or (ii) the issue of equity interests in any Subsidiary (other than a Project Finance Subsidiary) of the Company or the sale of equity interests in any Subsidiary of the Company; provided, that the following are excluded from the definition of "Asset Sale":

(i) a transfer of assets by the Company to a wholly-owned Subsidiary of the Company or by a wholly-owned Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company (other than a Project Finance Subsidiary), in accordance with Section 6.2(q) pursuant to clauses (xix) and (xxi) of the definition of "Permitted Investments";

(ii) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(iii) an issuance of equity interests by a Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company (other than a Project Finance Subsidiary);

(iv) the making of a Restricted Payment or Permitted Investment that is permitted pursuant to Section 6.2(a) or Section 6.2(q), respectively;

(v) a transaction permitted under Section 6.2(k);

(vi) a Permitted Asset Swap;

(vii) the sale or other disposition of products, services or accounts receivable or surplus or obsolete equipment, in each case in the ordinary course of business;

(viii) the sale or other disposition of cash or cash equivalents; and

(ix) any sale or disposition deemed to occur in connection with creating, granting or exercising remedies in respect of any Permitted Liens.

"Assignment and Assumption Agreement" means the Amended and Restated Assignment and Assumption Agreement (with respect to the Paying Agency Agreement), dated as of December 15, 2004, between IDB and the Company.

"Attributable Value" means, with respect to any lease at the time of determination, the present value (discounted at the interest rate implicit in the lease or, if not known, at the Company's incremental borrowing rate) of the obligations of the lessee of the property subject to such lease for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended, or until the earliest date on which the lessee may terminate such lease without penalty or upon payment of penalty (in which case the rental payments shall include such penalty), after excluding from such rental payments all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges.

"Auditors" means PriceWaterhouseCoopers, or such other firm of independent public accountants of recognized standing in the international financial community as the Company may from time to time appoint as auditors of the Company.

"Authority" means any nation or government, any state or other political subdivision thereof, any administrative, arbitral, regulatory, fiscal, judicial or government-owned body, department, commission, authority, tribunal, agency or other entity, including any national, regional, state, provincial, municipal or local entity of any such kind exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Authorization" means any consent, registration, filing, agreement, recording, notarization, certificate, license, approval, permit, authority or exemption from, by or with any Authority, whether given or withheld by express action or deemed given or withheld by failure to act within any specified time period and all corporate, shareholders' and creditors' approvals or consents.

"Authorized Representative" means, as to any Person, the president or any vice president of such Person (or any other duly authorized officer of such Person), or with respect to financial matters, the chief financial officer or treasurer of such Person and, as to the Company, in addition to the aforementioned persons, the employees of the Company listed on Schedule 3 attached hereto as such Schedule may be amended by the Company from time to time with the consent of IDB, such consent not to be unreasonably withheld.

"B1-A Interest Rate" means with respect to each Year, the interest rates set forth below opposite each indicated Year:

Year 1:	5.30%
Year 2:	6.50%
Year 3:	7.20%
Year 4:	7.25%
Year 5:	7.25%
Year 6:	7.50%

"B1-BA Interest Rate" means with respect to each Year, the interest rates set forth below opposite each indicated Year:

Year 1:	7.00%
Year 2:	7.50%
Year 3:	8.00%
Year 4:	8.00%
Year 5:	8.50%
Year 6:	9.00%
Year 7:	9.50%
Year 8:	10.00%
Year 9:	10.00%

"B1-A Loan" means a Loan in the amount of US$81,452,800, having the terms and conditions set forth in this Agreement with respect to the B1-A Loan.

"B1-BA Loan" means a Loan in the amount of US$75,187,200, having the terms and conditions set forth in this Agreement with respect to the B1-BA Loan.

"B1-BB Loan" means a Loan in the amount of US$0. Because the amount of the B1-BB Loan is zero (US$0), the B1-BB Loan shall not be deemed outstanding hereunder for any purpose whatsoever.

"B-A UIP Interest" has the meaning specified in Section 3.11(c).

"B-B Interest" has the meaning specified in the Indenture.

"Base Rate of Interest" means, with respect to any debt obligation, the stated contractual rate of interest applicable to such debt obligation for the base calculation of interest without giving effect to any penalty rate of interest, additional rate of interest (including any components thereof) or other amounts due to the holders of such debt obligations, including rates of interest (or components thereof) attributable or related to B-A UIP Interest, defaults or overdue payments of principal or interest.

"Basic Legislation" means, at any given time, the following laws, decrees and resolutions of Authorities in Argentina, as the same may be amended, supplemented or otherwise modified from time to time, as well as any future laws, decrees and resolutions, relating to the License or the Argentine gas industry:

(i) Law No. 24,076;

(ii) Decree No. 1,738 dated September 18, 1992, as amended and supplemented;

(iii) Decree No. 2,458 dated December 18, 1992 as amended and supplemented;

(iv) the License;

(v) the technical rules indicated in the technical rules registry of Gas del Estado S.E. (1991 revision) and those issued by ENARGAS in substitution and modification thereof;

(vi) the Transfer Agreement approved by the Argentine Ministry of Economy and Public Works and Services pursuant to Resolution No. 1,409 dated December 9, 1992;

(vii) the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E.;

(viii) the regulations issued by ENARGAS by virtue of the powers granted by Law No. 24,076 and the regulatory provisions thereof, to the extent such regulations are binding upon the Company and its Subsidiaries under Argentine law; and

(ix) the Public Emergency Law.

"Basic Standards of the License" means the basic standards (Reglas Básicas) contained in the License.

"Board of Directors" means either the board of directors of the Company or any duly authorized committee of that board.

"Business Day" means a day that is not a Saturday, a Sunday or a day on which banking institutions in New York, New York, Buenos Aires, Argentina or other place of payment with respect to any Loan are authorized or obligated by law or executive order to be closed.

"Capital Contributions" means any capital contribution, in cash, that a shareholder or a third party makes to the Company, upon a new issuance of the Company's shares or as an irrevocable capital contribution that will eventually be capitalized upon a capital increase and issuance of new shares by the Company.

"Capital Expenditure" means any expenditure (including any such expenditure by way of acquisition of a Person) or any non-expensed payment related to the lease, leasing, purchase, construction or use of any personal or real property the value or cost of which is or would be capitalized and included in the line item entitled "property, plant and equipment" (or any successor line item) in accordance with Argentine GAAP and the regulations of ENARGAS; provided, however, that there shall be excluded from the definition of "Capital Expenditure" an amount not to exceed US$6 million in the nature of a deferred purchase price or purchase price adjustment in respect of assets transferred to the Company as part of the privatization of GdE.

"Capitalized Lease Obligation" of any Person means any obligation of such Person under a lease or license of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease or financial lease obligation under Argentine GAAP and, for the purpose hereof, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with Argentine GAAP.

"Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

"Cash" means, as of any date, without duplication, the sum of (a) the amount shown in the line item entitled "Cash and cash equivalents" (or successor line item) as of the last day of the relevant fiscal period in the Company's most recent consolidated statements of cash flows as of such date prepared in accordance with Argentine GAAP and the requirements of the CNV, and (b) the amount of Investments of the type specified in clause (xvi) of the definition of "Permitted Investments" as of the last day of the relevant fiscal period; minus, (I) to the extent otherwise included, without duplication, the following amounts from (a) and (b), which, except as provided in clauses (vi) and (vii) below, shall be determined on a consolidated basis including the Company and its Subsidiaries (other than Project Finance Subsidiaries): (i) any proceeds received by the Company in connection with the sale or other disposition of the fixed or capital assets the proceeds of which are not subject to the restrictions of Section 6.2(j), (ii) any proceeds (or portion thereof) received by the Company in connection with the sale or other disposition of Non-Regulated Assets (x) that were reinvested (or committed to be reinvested) within the Reinvestment Period in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date, or (y) to the extent that such date of calculation or determination falls during the Reinvestment Period applicable to such proceeds (or portion thereof), (iii) any proceeds attributable to or otherwise received by the Company as a result of Customer Advances, (iv) any proceeds received by the Company by the Incurrence of any Permitted Indebtedness (other than Indebtedness Incurred pursuant to clause (iv) of the definition of "Permitted Indebtedness"), (v) any Remaining Debt Reserve, (vi) any amount of cash reflected on the balance sheet of Project Finance Subsidiaries except to the extent that such cash could be paid to the Company (A)(1) as a lawful dividend or (2) as an amount due and payable to the Company under any then existing management contract or other agreement between the Company and such Project Finance Subsidiary, (B) in compliance with all loan agreements and other agreements to which one or more Persons other than an Affiliate of the Company is a party and pursuant to which such Project Finance Subsidiary's outstanding Project Finance Indebtedness has been issued and (C) in compliance with all laws, rules and regulations applicable to such Project Finance Subsidiaries, (vii) any amount of cash reflected on the balance sheet of the Company's Subsidiaries (other than Project Finance Subsidiaries) that is not deducted pursuant to clause (viii), except to the extent that such cash could be paid to the Company (A)(1) as a lawful dividend or (2) as an amount due and payable to the Company under any then existing management contract or other agreement between the Company and such Subsidiary and (B) in compliance with all laws, rules and regulations applicable, and (viii) any amount equal to the cash held by each of the Company's Subsidiaries multiplied by, in each case, the proportionate ownership interest of such Subsidiary owned by third parties; and minus (II) (ix) any and all accrued and unpaid Restructuring Expenses, and (x) the amount of Alternative Funding as of the date immediately preceding such date on which Cash is determined.

"Cash Equivalents" means:

(i) dollars, euro, pesos, the other official currencies of any European Union Member or money in other currencies received or acquired in the ordinary course of business;

(ii) U.S. Government Obligations or certificates representing an ownership interest in U.S. Government Obligations, or securities issued directly and fully guaranteed or insured by any European Union Member, or any agency or instrumentality thereof (provided that the full faith and credit of such member is pledged in support of those securities) or other sovereign debt obligations (other than those of Argentina) rated "A" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act, in each case with maturities not exceeding one year from the date of acquisition;

(iii) Argentine Government Obligations (including those of the Central Bank) or certificates representing an ownership interest in Argentine Government Obligations (including those of the Central Bank) with maturities not exceeding one year from the date of acquisition;

(iv) (a) demand deposits, (b) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (c) bankers' acceptances with maturities not exceeding one year from the date of acquisition, and (d) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of Argentina or any state thereof;

(v) (a) demand deposits, (b) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (c) bankers' acceptances with maturities not exceeding one year from the date of acquisition, and (d) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof or under the laws of any European Union Member, in each case whose short-term debt is rated "A-2" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act;

(vi) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (ii) and (v) above entered into with any financial institution meeting the qualifications specified in clause (v) above;

(vii) commercial paper rated "A-2" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act and maturing within six months after the date of acquisition;

(viii) money market funds at least 95% of the assets of which consist of investments of the type described in clauses (i) through (vii) above; and

(ix) substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which such Person conducts business.

"Cash Shortfall Amount" means an amount, if any, determined as of the date consolidated financial information for the Company and its Subsidiaries becomes available for and as of the end of each full Fiscal Year, beginning in 2005, for and as of the end of the second quarter of each Fiscal Year beginning in 2006, and for and as of the end of each other Quarterly Fiscal Period beginning in 2006 in respect of which the Company elects to determine and pay an Early Amortization Amount, as follows: the Company shall recompute Cash without giving effect to the operation of clause (x) thereof, and shall compare (A) such recomputed amount with (B) the amount of Alternative Funding as of the date immediately preceding such date of determination. If Cash as recomputed is less than Alternative Funding, then the difference shall be the "Cash Shortfall Amount."

"Cash Surplus" means, as of any date of determination, Cash on that date, minus (i) US$25 million, minus (ii) the portion of the next scheduled amortization amounts on the Company's Indebtedness (other than subordinated indebtedness) that have arisen on or prior to the relevant fiscal quarter end, assuming for the purpose that amortization amounts payable on a periodic basis arise ratably on a daily basis throughout the relevant period, minus (iii) accrued and unpaid interest (including any additional amounts accrued and unpaid under Section 3.9 and any Additional Amounts (as defined in the Indenture) accrued and unpaid under the Indenture) on the Company's Indebtedness (other than subordinated indebtedness), including B-A UIP Interest and B-B Interest, as of such fiscal quarter end, minus (iv) accrued and unpaid taxes as of such fiscal quarter end, minus (v) committed and unpaid Capital Expenditures that are scheduled to be paid within 60 days following such fiscal quarter end and were otherwise permitted by Section 6.2(p), minus (vi) the amount of Restricted Payments that have accrued or dividends that have been proposed by the Board of Directors of the Company or declared by shareholders of the Company, as the case may be, as of such date of determination with respect to the immediate preceding Fiscal Year or relevant period, which Restricted Payments or dividends were otherwise permitted by Section 6.2(a), such amounts in clauses (ii) through (v) determined on a consolidated basis including the Company and its Subsidiaries (other than Project Finance Subsidiaries), and minus (vii) the amount of any Cash Surplus in respect of which an Early Amortization Amount has been paid in full prior to such date of determination and on the basis of the Company's most recent consolidated financial statements available as of such date of determination; provided, however, that the aggregate amount to be deducted pursuant to each of clauses (ii), (iii), (iv) and (v) above in respect of the Company's Subsidiaries shall be equal to the total amount of such amortization, interest, taxes or Capital Expenditures in respect of each Subsidiary multiplied by a fraction that represents the Company's proportionate ownership in such Subsidiary.

"Central Bank" means the Central Bank of Argentina (Banco Central de la República Argentina).

A "Change in Control" will be deemed to have occurred if, at any time, (i) there is not at least one or more International Energy Companies that, collectively, (A) control the Company through the ownership of voting securities with the power to direct the management and policies of the Company, directly or indirectly, or (B) are the Beneficial Owners of 50% or more of the voting shares of an entity that controls the Company, or (ii) an International Energy Company that controls the Company transfers voting shares in the Company or in the entity that controls the Company in breach or violation of (A) any material agreement, indenture or other instrument to which the Company is a party or (B) any Argentine law or any requirement of ENARGAS. For purposes of this definition, a "transfer" includes a transfer of voting shares in the Company or the entity that controls the Company from one International Energy Company to a different International Energy Company and a transfer of such voting shares from one Affiliate of an International Energy Company to a different Affiliate of such International Energy Company. For the purpose of this definition, "controls" means the Beneficial Ownership of more than 50% of the voting shares of the Company ("controlling" has a meaning correlative thereto).

"CNV" means the Argentine Comisión Nacional de Valores.

"Company" has the meaning specified in the introductory paragraph hereto.

"Confidential Information" has the meaning specified in Section 9.9(a).

"Consolidated Adjusted EBITDA" means, for any period, Consolidated Net Income (Loss) for such period adjusted as follows: (a) increased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) the Consolidated Income Tax for such period; plus (ii) Consolidated

Interest Expense for such period; plus (iii) the Company's depreciation for such period, determined on a consolidated basis in accordance with Argentine GAAP; plus (iv) the Company's amortization for such period, excluding, and without duplication, amortization of capitalized debt issuance costs and capitalized hedge costs for such period, all determined on a consolidated basis in accordance with Argentine GAAP; plus (v) any other non-cash charges that were deducted in computing Consolidated Net Income (Loss) (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period) for such period in accordance with Argentine GAAP; and plus (vi) extraordinary losses, and (b) decreased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) any non-cash gains; plus (ii) extraordinary gains; plus (iii) to the extent positive, Consolidated Income Tax; plus (iv) amortization of negative goodwill, all as determined on a consolidated basis and in accordance with Argentine GAAP; and plus (v) amounts that are applied to reduce the Company's outstanding Customer Advances.

"Consolidated Coverage Ratio" means, at any date, the product of (i) Consolidated Adjusted EBITDA for the relevant period, multiplied by (ii) a fraction, the numerator of which is 1 and the denominator of which is the Consolidated Interest Expense for the relevant period.

"Consolidated Debt Ratio" means, at any date, the product of (i) the aggregate principal amount of Consolidated Total Indebtedness outstanding on such date of calculation, multiplied by (ii) a fraction, the numerator of which is 1 and the denominator of which is Consolidated Adjusted EBITDA for the most recent four fiscal quarters.

"Consolidated EBIT" means, for any period, Consolidated Net Income (Loss) for such period adjusted as follows: (a) increased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) the Consolidated Income Tax for such period; plus (ii) Consolidated Interest Expense for such period, and (b) decreased by (to the extent included in computing Consolidated Net Income (Loss) and to the extent positive) Consolidated Income Tax, all as determined on a consolidated basis and in accordance with Argentine GAAP.

"Consolidated Income Tax" means, for any period, the amount shown in the line item entitled "Income tax benefit (expense)" (or any successor line item) in the Company's consolidated statements of income for such period, prepared in accordance with Argentine GAAP.

"Consolidated Interest Expense" means, for any period, the aggregate amount of (i) interest expense in respect of Indebtedness (other than Project Finance Indebtedness), including, without limitation, (a) interest expense attributable to B-A UIP Interest, B-B Interest and comparable interest expenses in connection with the Other IDB Loan Agreement and the Indenture, that was paid or that has accrued (whether or not paid) with respect to such period, (b) amortization of original issue discount on any Indebtedness, (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and (e) the net costs associated with obligations set out in Hedging Agreements, including the amortization of capitalized hedge costs, all net of interest income, but excluding interest expense attributable to Qualifying Subordinated Indebtedness, (ii) all but the principal component of rent in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company during such period, (iii) gain or loss on exposure to inflation, (iv) foreign exchange gain or loss, net of inflation, all as determined on a consolidated basis in conformity with Argentine GAAP, (v) holding gains or losses, and (vi) dividends paid in respect of the Company or its Subsidiaries' preferred stock to Persons other than the Company or one of its wholly-owned Subsidiaries in compliance with Section 6.2(a); provided, however, that for purposes of calculating or determining the Consolidated Coverage Ratio at any date, "Consolidated Interest Expense" shall not include, to the extent otherwise included, (1) gain or loss on exposure to inflation, (2) foreign exchange gain or loss, net of inflation, and (3) holding gains or losses.

"Consolidated Net Income (Loss)" means, for any period, the net income or loss for the Company and its consolidated Subsidiaries (other than Project Finance Subsidiaries) for such period, determined in accordance with Argentine GAAP on the same basis as the Company's consolidated income statement (which, for the avoidance of doubt, shall be after deduction of minority interests in Subsidiaries held by third parties).

"Consolidated Total Indebtedness" means, at any date, the sum of (i) the aggregate principal amount outstanding of the Company's Peso-denominated Indebtedness, on a consolidated basis, as of the most recent fiscal quarter for which financial statements are available, plus (ii) the Peso Average or, solely for the purpose of calculating the Consolidated Debt Ratio to determine the Company's compliance with clause (iv) of the definition of "Permitted Indebtedness," the 90-Day Peso Average, of the aggregate principal amount outstanding of the Company's non-Peso-denominated Indebtedness, on a consolidated basis, as of the most recent fiscal quarter for which financial statements are available, plus, if applicable, (iii) the amount of any Peso-denominated Indebtedness and the Peso Equivalent of the Company's outstanding non-Peso-denominated Indebtedness that was Incurred after the date of the most recent fiscal quarter for which the Company's financial statements are available, minus (iv) the amount of any Peso-denominated Indebtedness and the Peso-Equivalent of any non-Peso-denominated Indebtedness that was paid in full after the date of the most recent fiscal quarter for which the Company's financial statements are available; provided, however, that, for purposes of calculating or determining "Consolidated Total Indebtedness," there shall not be included in such calculation or determination the aggregate principal amount of any Project Finance Indebtedness or the amount of any guaranties (other than Project Finance Guaranties) entered into or issued by the Company or any of its Subsidiaries of any Indebtedness of the Company's Subsidiaries.

"Contamination" means the uncontrolled presence of any Hazardous Materials (i) requiring remediation either pursuant to any applicable Environmental Law, any requirement of an Argentine Authority or any other Environmental Requirement or (ii) having a significant adverse impact on the environment or human health.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, contract, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound (other than the Existing Debt Obligations).

"Convertibility Limitation" means, as of any day and with respect to any amount that may be due and payable in respect of the Loans, legal or regulatory restrictions or impediments that, as of such day, restrict or prohibit the Company's ability to convert or exchange all or a portion of the relevant required amount of Pesos into U.S. Dollars, to purchase U.S. Dollars or to transfer U.S. Dollars or Pesos outside of Argentina, in each case, at any time within the three Business Day-period prior to the date on which such amount is or would otherwise be due and payable.

"CPCECABA" means the Professional Council of Economic Sciences of the City of Buenos Aires, Argentina.

"Cross-Default Notice" means a notice in writing, delivered to the Company by IDB pursuant to Section 7.1(g), which states that a Related Event of Default has occurred and is continuing.

"Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement, any foreign exchange forward contract or other arrangement that is (a) not for speculative purposes and (b) designed to protect against fluctuations in currency or foreign exchange rates.

"Customer Advance" means, as of any date, the aggregate amount outstanding of any early payment, prepayment or other advance in cash or assets (only to the extent such assets are directly used in the capital asset to be created using such Customer Advance) made by a customer or any other third party, including, without limitation, a Government Regulator or a company, trust or other entity created or otherwise established by a Government Regulator, with respect to or otherwise in connection with the future provision or delivery of services or products of a type or of any amount not otherwise provided or delivered to such customer or third party as of such date; provided, that (i) all of the proceeds of such Customer Advance are used by the Company to make Capital Expenditures necessary to permit the provision of additional services or the delivery of additional products by the Company, (ii) the Company has no obligation to repay, or pay interest or other amounts in respect of, such Customer Advance except through the provision or delivery of services or products from the capital assets for which such Customer Advance is used or, in the event that the Company does not deliver the services or products for which such Customer Advance was provided, through payment of damages (daños y perjuicios) to the extent provided for by the relevant court or arbitrators under Argentine law, (iii) the customer making such Customer Advance shall have no recourse against the Company or its Subsidiaries with respect to such

Customer Advance (except in the event the Company does not make the Capital Expenditures nor the provision or delivery of services or products for which such Customer Advance was provided, in which case the Company's sole liability shall be for damages (daños y perjuicios) to the extent provided for by the relevant court or arbitrators under Argentine law), (iv) the Company shall not make or pay any Capital Expenditure intended to be funded by the proceeds of such Customer Advance until the Company has received the proceeds of such Customer Advance that covers all of such Capital Expenditure, or, in the event that Capital Expenditures are to be made in respect of a particular phase of a project, until the Company has received all of the proceeds of Customer Advances necessary to make or pay for the Capital Expenditures required to complete such project phase to which they relate, (v) such Customer Advance shall not have any adverse impact on the Company's tariffs, revenues or payment terms with respect to the Company's existing operations as of such date, and (vi) that at no time shall the aggregate amount of all Customer Advances received by the Company from its Affiliates that are used or committed to be used in connection with the Company's non-regulated business exceed US$50 million.

"Devaluation Event" has the meaning specified in Section 7.1(a).

"Dollars" and "US$" means the lawful currency of the United States of America.

"Early Amortization Amounts" has the meaning specified in Annex C hereto.

"Early Amortization Payment Date" has the meaning specified in Annex C hereto.

"EBITDA" means earnings before net financial expense, income tax, depreciation and amortization.

"Effective Date" means the first date on which each of the conditions to the effectiveness of this Agreement pursuant to Section 5.1 have been satisfied or waived.

"ENARGAS" means Ente Nacional Regulador del Gas created pursuant to Argentine Law 24,076 for the purposes set forth therein, including the supervision and regulation of the Company and its operations under the License.

"Environmental Laws" means any and all Argentine federal, provincial, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees or requirements of any Authority of Argentina, any and all Applicable Laws of Argentina and any and all other applicable legal requirements, rules and standards (including, without limitation, the License, any permit or Authorization) regulating or imposing liability or standards of conduct concerning pollution, Hazardous Materials, protection of human or animal health or the environment, or worker health and safety, as now or may at any time hereafter be in effect.

"Environmental Management System" means an Environmental, Health and Safety Management System, consistent with ISO 14001 related to environmental matters and with OHSAS 18000 related to health and safety matters, including, without limitation, the Company's environmental, health and safety policies, procedures, performance indicators, responsibilities, training and periodic audits and inspections.

"Environmental Requirements" means all environmental, social, health and safety requirements, standards, protections, obligations and performance required (a) by any applicable Environmental Law, (b) by the applicable IDB Environmental Guidelines and (c) in connection with the full implementation of the Environmental Management System.

"ERISA" means the United States Employee Retirement Income Security Act of 1974, as amended from time to time.

"European Union Member" means any member state of the union of fifteen independent countries whose member states currently consist of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom of Great Britain and Northern Ireland and any future member states admitted to the European Union.

"Event of Default" means any one of the events specified in Section 7.1 hereof.

"Existing Debt Obligations" has the meaning specified in the fifth recital to this Agreement.

"Existing IDB Facility Loan Agreements" has the meaning specified in the fifth recital to this Agreement.

"Existing Notes" has the meaning specified in the fifth recital to this Agreement.

"Fair Market Value" means the fair market sales value that would be obtained in an arm's-length transaction between an informed and willing buyer and an informed and willing seller, in either case under no compulsion to buy or sell.

"Federal Executive Branch" means the Argentine Federal Executive Branch (Poder Ejecutivo Nacional).

"Fee Letter" means the Fee Letter with respect to this Agreement, dated as of December 15, 2004, between IDB and the Company relating to the Administration Fee and the Paying Agent Fees.

"Final Maturity Date" means (i) with respect to the Tranche A Loan, December 15, 2010, and (ii) with respect to the Tranche BA Loan, December 15, 2013.

"Financing Documents" means, collectively, (i) this Agreement; (ii) the Fee Letter; (iii) the Notes; (iv) the Paying Agency Agreement; (v) the Assignment and Assumption Agreement; (vi) the Waiver Agreement; (vii) the Restructuring Agreement; (viii) the Pagarés and (ix) upon execution, any subordination agreement in respect of Qualifying Subordinated Indebtedness.

"First 1999 IDB Loan Agreement" has the meaning specified in the second recital to this Agreement.

"Fiscal Year" means the twelve-month accounting year of the Company commencing each year on January 1 and ending on the following December 31, or such other accounting period as the Company may, in accordance with Argentine GAAP and with IDB's consent (such consent not to be unreasonably withheld or delayed) from time to time designate as the accounting year of the Company and its Subsidiaries.

"GdE" means Gas del Estado S.E., the Argentine state-owned gas company, which was privatized in 1992.

"Government-Mandated Expenditure" means any Capital Expenditure made or committed (in writing) to be made; provided, that any such Capital Expenditure (x) is required to be made pursuant to or in accordance with an order, decree, rule, regulation or mandate imposed, declared or otherwise issued by a Government Regulator or (y) is required to be made pursuant to the terms and conditions of the License.

"Government-Mandated Trust" means any trust (fideicomiso) or trust fund (fondo fiduciario) created for the purpose of financing or sponsoring pipeline expansion pursuant to an order, decree, rule, pronouncement, regulation, request or mandate imposed, declared or otherwise issued by a Government Regulator.

"Government Regulator" means the Argentine Government or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including ENARGAS and the Argentine Secretary of Energy.

"Hazardous Materials" means any hazardous or toxic substances, materials or wastes defined, listed, classified or regulated as such in or under any applicable Environmental Law, including, without limitation, (a) any petroleum or petroleum products (including, without limitation, gasoline or crude oil or any fraction thereof), flammable explosives, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and polychlorinated biphenyls; (b) any chemicals, materials or substances defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", "contaminants" or "pollutants", or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, exposure to or Release of which is prohibited, limited or regulated by any Authority.

"Hedging Agreement" means any interest rate protection and other type of hedging agreement or arrangement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements and any other hedging, futures or forward contracts or similar agreements that relate to commodities, goods or services that are produced, provided, consumed or otherwise used in the ordinary course of the Company's business or otherwise relate to the Company's or any of its Subsidiaries' lines of business) that is (a) not for speculative purposes and (b) designed to protect against or manage exposure to fluctuations in interest rates or other types of risk in respect of Indebtedness or other financing agreements or arrangements.

"IDB" has the meaning specified in the introductory paragraph hereto.

"IDB Environmental Guidelines" means the requirements set forth in Annex B hereto.

"IDB's Pro Rata Share" means from time to time, the ratio of (i) the aggregate principal outstanding amount of the Loan, divided by (ii) the sum of (x) the aggregate principal outstanding amount under the Initial Notes plus (y) the aggregate principal amount outstanding pursuant to the Other IDB Loan Agreement plus (z) the aggregate principal outstanding amount of the Loan.

"Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guaranty or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to Argentine GAAP or the regulations of the CNV, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that (i) a change in Argentine GAAP or in the regulations of the CNV that results in an obligation of such Person that exists at such time being reclassified as Indebtedness shall not be deemed an Incurrence of such Indebtedness, (ii) with respect to Peso-denominated Indebtedness, an increase, whether periodically or otherwise, in the nominal principal amount of such Indebtedness as a result of and in proportion to the devaluation of the Peso against the U.S. Dollar or the rate of inflation in Argentina shall not be deemed an Incurrence of such Indebtedness, and (iii) with respect to Indebtedness previously Incurred, a change in the U.S. Dollar Equivalent of such Indebtedness shall not be deemed an Incurrence of such Indebtedness.

"Indebtedness" means, with respect to any Person, without duplication, (i) any liability of such Person (v) for borrowed money, or under any reimbursement obligation relating to a letter of credit or bankers' acceptance issued for the account of such Person, or (w) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation given in connection with the acquisition of any businesses, properties or assets of any kind), or (x) for the payment of money relating to any obligations under any capital lease of real or personal property which has been recorded as a Capitalized Lease Obligation and Attributable Value in respect of any Sale and Leaseback Transactions, or (y) under Hedging Agreements or Currency Agreements, or (z) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to assets or property acquired by such Person (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are, in each case, not more than 180 days overdue); (ii) all redeemable capital stock issued by such Person (the amount of indebtedness being represented by any involuntary liquidation preference plus accrued and unpaid dividends); (iii) any liability of others described in the preceding clause (i) that the Person has guaranteed or that is otherwise its legal liability; (iv) overdue and unpaid interest or penalties related to any of the foregoing; (v) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i), (ii), (iii) and (iv) above; and (vi) any fixed or minimum premium payable on a redemption or replacement of any of the foregoing; provided, that Qualifying Subordinated Indebtedness in an aggregate principal amount (including any Qualifying Subordinated Indebtedness issued to pay interest on any Qualifying Subordination Indebtedness) not in excess of US$100 million and Customer Advances shall be deemed not to constitute Indebtedness; provided, however, that, notwithstanding the foregoing proviso, Qualifying Subordinated Indebtedness shall be deemed to constitute Indebtedness if the Company defaults in the performance of, or breaches, any covenant or warranty of the Company under the subordination agreement applicable to such Qualifying Subordinated Indebtedness. Any Qualifying Subordinated Indebtedness that is deemed to constitute Indebtedness pursuant to the foregoing proviso shall be deemed to have been Incurred as Indebtedness hereunder on the date of such initial default or breach by the Company.

"Indenture" means that certain Indenture dated as of December 15, 2004, by and among the Company, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent, and transfer agent, and Banco Rio de la Plata S.A., as registrar, paying agent and transfer agent.

"Information Memorandum" means that certain confidential information memorandum in the English language, dated October 1, 2004 (as amended, modified or supplemented), describing the economic and financial situation of the Company, the Restructuring and various matters related to the Restructuring.

"Initial Notes" means the Series A Notes, the Series A-P Notes, the Series B-A Notes, the Series B-A-P Notes, the Series B-B Notes and the Series B-B-P Notes.

"Initial Officers' Certificate" means the certificate delivered to the Trustee (as defined in the Indenture) pursuant to Section 3.1 of the Indenture, dated as of December 15, 2004, pursuant to which the Company has set forth the specific terms of the Initial Notes to be issued under the Indenture.

"Interest Payment Date" means March 15, June 15, September 15 and December 15 of each Year.

"International Energy Company" means an international energy company or an international operator in the pipeline industry that as of the date of its most recently issued audited consolidated financial statements (or, if such company or operator is a consolidated subsidiary of another entity ("Parent"), as of the date of the Parent's most recently issued audited consolidated financial statements), has or whose Parent has, as the case may be, shareholders' equity of at least US$2 billion and total assets of at least US$4 billion.

"Investments" has the meaning specified in Section 6.2(q).

"Investment Program" means the Company's investment program described in Annex A to the First 1999 IDB Loan Agreement.

"Judgment Currency" has the meaning specified in Section 9.6.

"License" means, as of the Effective Date, the exclusive right and responsibility for a 35-year term (the "Term"), granted to the Company by the Argentine Government to provide gas transportation services in southern Argentina through the southern gas pipeline system, transferred to the Company by GdE, and the expansions and modifications thereto, together with all sub-annexes and all legislation, decrees, judicial or administrative rulings and/or regulations or interpretations issued by any Government Regulator, or by any of its respective agencies (including ENARGAS), which, by the Effective Date, have modified, amended or supplemented any of the original terms and conditions of the License and all annexes, exhibits and schedules thereto, including modifications, amendments and supplements that are in effect by the Effective Date that resulted from the provisions of the Public Emergency Law implemented by the Effective Date and under Federal Executive Branch decrees theretofore issued and implemented by October 1, 2004.

"Lien" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capitalized Lease Obligation, upon or with respect to any property or asset of such Person (including in the case of stock, as may be set forth in stockholder agreements, voting trust agreements and all similar arrangements), and any preferential right, trust arrangement, right of setoff, counterclaim or banker's lien, privilege or priority of any kind having the effect of constituting a security interest, and any designation of loss payees or beneficiaries or any similar arrangement under any insurance policy.

"Loan" means, collectively, the A1-A Loan, the B1-A Loan, the A1-BA Loan, the B1-BA Loan, the A1-BB Loan and the B1-BB Loan or, as the context may require, the respective aggregate of the principal amounts thereof from time to time outstanding.

"Maintenance Amount" has the meaning specified in Section 8.1(b)(i).

"Maintenance Amount Certification" has the meaning specified in Section 8.1(b)(ii).

"Maintenance Capital Expenditures" means, with respect to any Fiscal Year, all Capital Expenditures made or (without duplication) committed in writing in such Fiscal Year to be made (without duplication of any amount of Capital Expenditures made or committed to be made in a prior Fiscal Year and attributed to such prior Fiscal Year for purposes of any determination under Section 6.2(p)), relating to the repair or maintenance, including upgrades directly relating thereto or in connection with advancements or upgrades in technology, of the Company's fixed or capital assets or other property, plant and equipment pursuant to or in accordance with Sound Operating Practices, taking into account, among other things, advancements or upgrades in technology and environmental considerations; provided, that, with respect to any amount of Capital Expenditures committed in writing in any Fiscal Year to be made, only the amount of Capital Expenditures that are due and payable pursuant to the terms and conditions of such commitment within one year following the end of such Fiscal Year may be deemed to be "committed to be made" with respect to such Fiscal Year for purposes of this definition, and any remaining amount of Capital Expenditures relating to such commitment shall be allocated to one or more subsequent Fiscal Years; provided, further, that, notwithstanding the foregoing, with respect to any amount of Capital Expenditures committed to be made in any Fiscal Year, if such amount of Capital Expenditures will be made in a subsequent Fiscal Year, the Company may elect in writing (notified to the Trustee), in the Company's sole discretion, at the time such Capital Expenditures are made or committed in writing to be made, as the case may be, and only at such time, to have such amount of Capital Expenditures (or any portion thereof) attributed to such subsequent Fiscal Year instead of the Fiscal Year in which such amount of Capital Expenditures were committed in writing to be made.

"Management Fee" means any fee paid to a Person (net of any value-added or similar taxes, levies or assessments imposed by a governmental entity and any reasonable expenses (excluding overhead or structural expenses) incurred by such Person) as any remuneration for performance of its obligations (i) as technical operator of the Company in the Company's capacity as the licensee of the southern gas transportation system in Argentina (including, without limitation, remuneration under the Technical Assistance Agreement or any Amended TAA or Successor TAA) or (ii) for any other management services from an Affiliate of the Company if such services are not provided on an arm's-length basis or do not meet the provisions of Article 72 of the Argentine Public Offering Law 17,811 enacted under Argentine Executive Branch Decree No. 677/01, which fee shall not exceed the larger of the following amounts annually: (i) Ps. 3,000,000 or (ii) seven percent (7%) of Consolidated EBIT (excluding the management fee expense) minus Ps. 3,000,000).

"Material Adverse Effect" means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company or any Subsidiary to perform its obligations under the Transaction Documents, or (c) the validity or enforceability of the Financing Documents.

"Material Assets" means all assets contained from time to time in the Asset Inventory.

"Material Default" means any event or circumstance which would (i) with notice, lapse of time or both, become an Event of Default hereunder and (ii) upon becoming an Event of Default hereunder, have a material adverse effect on the Company's ability to perform its obligations hereunder.

"Maximum Maintenance Capital Expenditure Amount" means the following amounts for the following Fiscal Years: (i) for the Fiscal Year ending December 31, 2004, US$26 million; (ii) for the Fiscal Year ending December 31, 2005, US$27 million reduced by the amount of any Reallocated Maintenance Capital Expenditures made during such Fiscal Year; (iii) for the Fiscal Year ending December 31, 2006, US$38 million reduced by the amount of any Reallocated Maintenance Capital Expenditures made during such Fiscal Year; (iv) for the Fiscal Year ending December 31, 2007, US$43 million reduced by the amount of any Reallocated Maintenance Capital Expenditures made during such Fiscal Year, (v) for the Fiscal Year ending December 31, 2008, US$48 million; (vi) for the Fiscal Year ending December 31, 2009, US$53 million; and (vii) for the Fiscal Year ending December 31, 2010 and for each Fiscal Year thereafter, US$58 million; provided, that if the amount of Maintenance Capital Expenditures the Company is permitted to make or commit to make with respect to any Fiscal Year (without taking into account any excess amount carried forward from prior years pursuant to this proviso) is greater than the amount of Maintenance Capital Expenditures the Company actually makes or commits to make by it during such Fiscal Year, such excess amount shall be carried forward and shall increase the Maximum Maintenance Capital Expenditure Amount in the next succeeding Fis cal Year; provided, further, that such excess amount shall be, or shall be deemed to have been, applied or utilized first, prior to any other permitted amount, in such next succeeding Fiscal Year.

"Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in the form of cash or cash equivalents in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale but, for the avoidance of doubt, excluding the amount of any liabilities that are assumed by the transferee of the relevant assets so long as there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities), net of (i) legal, accounting and investment banking fees, and sales, commission, and any relocation expenses incurred as a result of the Asset Sale; (ii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions arising as a result of the Asset Sale and any tax sharing arrangements; (iii) amounts required to be applied to the repayment of Indebtedness of the Company or any of its Subsidiaries, as the case may be, secured by a Lien on the asset or assets that were the subject of such Asset Sale; (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with Argentine GAAP; (v) all distribution and other payments required to be made to any Person owning a beneficial interest in assets subject to sale or minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; (vi) any reserve, established in accordance with Argentine GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by the Company or any of its Subsidiaries after such Asset Sale; and (vii) any portion of the purchase price from an Asset Sale placed in escrow (whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Sale or otherwise in connection with such Asset Sale); provided, however, that upon the termination of such escrow, Net Proceeds will be increased by any portion of funds therein released to the Company or any of its Subsidiaries.

"New Debt Obligations" means the Tranche A Debt Obligations and the Tranche B Debt Obligations.

"Non-Consenting Creditors" means those holders of Existing Debt Obligations that are not parties to the Restructuring Agreement.

"Non-Regulated Assets" means any fixed or capital assets used in or with respect to the Company's business or operations other than fixed or capital assets the proceeds from any sale or other disposition of which would be required to be reinvested in new fixed or capital assets or other property, plant and equipment by either the rules and regulations of ENARGAS or the terms and conditions of the License, as determined at the time of any such sale or other disposition. For the avoidance of doubt, "Non-Regulated Assets" shall include those fixed or capital assets used in or with respect to the Company's business or operations that are not regulated by ENARGAS.

"Notes" has the meaning specified in Section 3.1(b).

"Obligations" means the collective reference to the unpaid principal of and interest on the Loans and all other obligations and liabilities of the Company to IDB under this Agreement or any of the other Financing Documents (including, without limitation, interest accruing at the then applicable rate provided in this Agreement after the maturity of the Loans and interest accruing at the then applicable rate provided in this Agreement after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Company, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement or the other Financing Documents, in each case whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise (including, without limitation, all fees and disbursements of counsel that are required to be paid by the Company pursuant to the terms of this Agreement or any other Financing Document).

"Organizational Documents" means, with respect to any Person, such Person's constituent documents (estatutos, Memorandum and Articles of Association, articles of incorporation, bylaws or such other constituent documents howsoever called), as the same may be amended from time to time hereafter in accordance with the applicable provisions thereof and hereof.

"Other IDB Loan Agreement" means the Amended and Restated Loan Agreement dated as of the date hereof (amending and restating the Loan Agreement dated as of November 2, 1999), by and between IDB and the Company.

"Pagarés" means the pagarés to be provided in accordance with Section 3.1(b) in the form of Exhibits A-2, B-2, C-2 and D-2.

"Participant" means a person designated by IDB that has acquired a Participation in the B1-A Loan, the B1-BA Loan or the B1-BB Loan in the form of an executed Participation Agreement and, provided the prior written consent of IDB is obtained to such succession or assignment, any successor or assignee of such Person.

"Participation" means the interest of a Participant in the B1-A Loan, the B1-BA Loan or the B1-BB Loan.

"Participation Agreement(s)" means each Amended and Restated Participation Agreement entered into between IDB and a Participant from time to time and pursuant to which such Participant participates in the Loan.

"Paying Agency Agreement" means the Amended and Restated Paying Agency Agreement, dated as of December 15, 2004, between IDB and the Paying Agent with respect to the collection and administration of payments made by the Company in respect of the Loans and other amounts payable hereunder and under the other Financing Documents.

"Paying Agent" means Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), in its capacity as agent under the Paying Agency Agreement, or any successor agent appointed pursuant to the terms of the Paying Agency Agreement.

"Paying Agent Fee" has the meaning specified in the Fee Letter.

"Permitted Asset Swap" means any transfer of properties or assets by the Company or any Subsidiary of the Company in which at least 75% of the consideration received by the transferor consists of properties or assets (other than cash or cash equivalents) that are suitable for use in and will be used in a line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date, and the remaining 25% consists of cash or cash equivalents.

"Permitted Capital Expenditures" means the following (but excluding, with respect to clause (ii) through (vii) below, Capital Expenditures constituting Maintenance Capital Expenditures):

(i) all Capital Expenditures that relate to the unscheduled emergency repair and maintenance of the Company's fixed or capital assets or other property, plant and equipment in accordance with Sound Operating Practices, taking into account, among other things, regulatory requirements, advancements or upgrades in technology and environmental considerations, regardless of the accounting treatment of such Capital Expenditures, and shall include new construction or development of fixed or capital assets, but only to the extent that (x) such new construction or development in connection with such unscheduled emergency repair and maintenance is necessary to effect the repair, restoration, upgrading, refurbishment or rebuilding of previously existing fixed or capital assets or (y) such new construction or development in connection with such unscheduled emergency repair and maintenance is necessary in accordance with Sound Operating Practices;

(ii) all Capital Expenditures with respect to any Fiscal Year that relate to the development, acquisition or construction, purchase, modification, extension, expansion and/or improvement of new fixed or capital assets or other property, plant and equipment; provided, in each case, that such Capital Expenditures are made (including committed to be made) or paid for by the Company, but only to the extent that such Capital Expenditures were, are or shall be funded or otherwise paid for, either directly or indirectly, by any third party by means of a Customer Advance;

(iii) all Capital Expenditures with respect to any Fiscal Year in connection with the acquisition, purchase, construction, modification, development, extension, expansion and/or improvement of fixed or capital assets or other property, plant and equipment to be used in or for the Company's regulated or unregulated business or operations, but only to the extent that such Capital Expenditures were funded by or with the proceeds of or from the sale or other disposition of fixed or capital assets; provided, that such Capital Expenditures are made in compliance with Section 6.2(j);

(iv) to the extent not otherwise permitted pursuant to this definition, all Capital Expenditures with respect to any Fiscal Year made or committed by any Project Finance Subsidiary in connection with permitted activities of such Project Finance Subsidiary;

(v) all Capital Expenditures, without duplication of clause (ii) above or clause (vi) below, in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date, other than the Capital Expenditures described in clauses (i) to (iv) above and clause (vi) below, which are funded by (or for which the funding of such Capital Expenditures was provided by) Alternative Funding that is available as of the date such Capital Expenditures are made or (without duplication) committed to be made;

(vi) all Capital Expenditures from Cash Surplus, without duplication of clause (v) above, in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date; provided, that, immediately after giving pro forma effect to the making or commitment to make such expenditures, as calculated and determined as of the date such expenditures are made or committed to be made, the Consolidated Debt Ratio is equal to or less than 3.00 to 1;

(vii) any Government-Mandated Expenditure not otherwise constituting a "Permitted Capital Expenditure" hereunder that are expressly authorized in writing by IDB in its sole discretion and the amount of which does not exceed annually the lower of (i) US$20 million and (ii) 20% of the Company's EBITDA for the four fiscal quarters immediately preceding the date of such written request, for which the Company has prepared consolidated statements of cash flows in accordance with Argentine GAAP; and

(viii) any Reallocated Maintenance Capital Expenditures.

"Permitted Extension" means an extension, granted pursuant to the rules and regulations of the CNV, of the date by which the Company is required to file its audited consolidated financial statements with the CNV; provided, that such extension relates, directly or indirectly, to potential adjustments that may be made with respect to the Company's audited consolidated financial statements and/or Consolidated Adjusted EBITDA, as applicable, which adjustments may, in the Company's reasonable discretion, affect any calculations or determinations to be made with respect to any amounts that would be due under the Loans or any other New Debt Obligations.

"Permitted Indebtedness" means the following:

(i) Indebtedness that constitutes or the net proceeds from which are used for purposes of working capital, including (x) short-term financing or pre-export financing loans and (y) import/export activities; provided, however, that the aggregate principal amount outstanding of the sum of all such U.S. Dollar-denominated Indebtedness plus the U.S. Dollar Equivalent of all such non-U.S. Dollar-denominated Indebtedness so Incurred shall not exceed (calculated and determined as of the date of each such Incurrence and immediately after giving pro forma effect to such Incurrence and the application of the net proceeds therefrom) US$25 million;

(ii) Indebtedness that (x) constitutes Project Finance Indebtedness or (y) constitutes a Project Finance Guaranty and is Incurred prior to December 15, 2008; provided, however, that in the case of Project Finance Indebtedness, the aggregate principal amount outstanding of all Project Finance Indebtedness so Incurred shall not exceed (calculated and determined as of the date of each such Incurrence and immediately after giving pro forma effect to such Incurrence and the application of the net proceeds therefrom) US$250 million, and; provided, further, that the aggregate principal amount of all such Project Finance Guaranties so Incurred and outstanding at any one time shall not exceed (calculated and determined as of the date of each such Incurrence and immediately after giving pro forma effect to such Incurrence and the application of the net proceeds therefrom) US$60 million;

(iii) Voluntary Refinancing Indebtedness;

(iv) Indebtedness Incurred during Year 4 and thereafter; provided, that, at the time of and immediately after giving pro forma effect to the Incurrence of such Indebtedness and the application of the net proceeds therefrom, as calculated and determined as of the date of each such Incurrence, the Consolidated Debt Ratio is equal to or less than 3.50 to 1 for any Incurrence in Year 4, 3.40 to 1 for any Incurrence in Year 5, 3.30 to 1 for any Incurrence in Year 6, 3.20 to 1 for any Incurrence in Year 7, 3.10 to 1 for any Incurrence in Year 8 and 3.00 to 1 for any Incurrence in Year 9; provided, further, that at the time of, and immediately after giving pro forma effect to, the Incurrence of such Permitted Indebtedness, no Potential Event of Default or Event of Default shall have occurred and be continuing;

(v) Capitalized Lease Obligations not in excess of US$10 million at any time outstanding; and

(vi) Indebtedness under Hedging Agreements or Currency Agreements; provided, that such Indebtedness is not Incurred for speculative purposes, is necessary or prudent to hedge or otherwise manage risk to which the Company is or expects to be exposed in the ordinary course of the Company's business and are entered into in compliance with Section 6.2(q).

"Permitted Investments" means the following:

(i) Investments existing as of the Effective Date, as set forth in Schedule 7 hereto;

(ii) Investments in fixed or capital assets or other property used in the ordinary course of the Company's business and in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date; provided, that such Investments comply with Section 6.2(p);

(iii) Investments received by the Company or any of its Subsidiaries as consideration for Asset Sales or Investments made with the proceeds of such Asset Sales; provided, that such Asset Sale or Investment is effected in compliance with Section 6.2(j);

(iv) Investments in Project Assets made with the proceeds of any Project Finance Indebtedness by a Project Finance Subsidiary;

(v) subject to the restrictions set forth in clause (ii) of the definition of "Permitted Indebtedness," the issuance of any Project Finance Guaranty; provided, that, if a claim is made under such Project Finance Guaranty, such claim shall be funded by (or the funding of such claim shall be provided by) Alternative Funding; provided, further, that if there is insufficient Alternative Funding to satisfy the full amount of any such claim at the time such claim is made, then the remaining amount of any such claim shall be funded by (or the funding of such remaining amount shall be provided by) Alternative Funding thereafter;

(vi) Investments of the proceeds of any Customer Advances;

(vii) Extensions of credit in the nature of accounts receivable or notes receivable arising in the ordinary course of business from the sale or lease of goods or services, including advances in the ordinary course with respect to the purchase of goods or services in the ordinary course of business;

(viii) Investments in U.S. Dollars, euros, Pesos, the other official currencies of any European Union Member or money in other currencies received, acquired or used in the ordinary course of the Company's business to the extent such Investments are not made for speculative purposes and are necessary or prudent to hedge currency risk experienced in the ordinary course of business;

(ix) Investments in Hedging Agreements or Currency Agreements; provided, that such Investments are not made for speculative purposes, are necessary or prudent to hedge or otherwise manage risk to which the Company is or expects to be exposed in the ordinary course of its business and are entered into in compliance with Section 6.2(b);

(x) Investments in securities, instruments or other obligations (and related hedging contracts) received in the ordinary course of business or in compromise or settlement of debts created in the ordinary course of business, or by reason of a composition or readjustment of debts or reorganization of another Person, or in satisfaction of claims or judgments, or in connection with mandatory or voluntary exchange offers set up by the federal, provincial or municipal government of Argentina;

(xi) Investments in national, provincial or other Argentine government obligations acquired in the ordinary course of business, which obligations can be applied in payment of taxes or other obligations under Argentine law; provided, that the acquisition of such obligations was required by law or made pursuant to or in accordance with an order decree, rule, regulation or mandate imposed, declared or otherwise issued by a Government Regulator;

(xii) guaranties entered into or issued by the Company of Permitted Indebtedness; provided, that such guaranties are entered into or issued by the Company in accordance with Section 6.2(b);

(xiii) the creation of Liens; provided, that such Liens are created by the Company in accordance with Section 6.2(c);

(xiv) loans and advances to the Company's employees, officers and directors, the aggregate amount of which does not exceed US$2 million at any one time;

(xv) intercompany loans and advances to any Subsidiary in which the Company owns 99% of the outstanding stock, the aggregate amount of which loans and advances does not exceed US$30 million at any one time; provided, that, if, at any time, the Company owns less than 99% of the outstanding stock in such Subsidiary, then any such loans or advances shall be funded by (or the funding of such loans or advances shall be provided by) Alternative Funding; provided, further, that if there is insufficient Alternative Funding to satisfy the full amount of any such claim at the time such claim is made, then the remaining amount of any such claim shall be funded by (or the funding of such remaining amount shall be provided by) Altemative Funding thereafter;

(xvi) Investments in Cash Equivalents;

(xvii) Investments made in accordance with the definition of "Permitted Capital Expenditures;"

(xviii) that portion of any Investment where the consideration provided by the Company is its capital stock;

(xix) Investments, without duplication of clause (xx) below, in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date, other than the Investments described in clauses (i) to (xviii) above or clause (xx) below, which are funded by (or for which the funding of such Investments was provided by) Alternative Funding that is available as of the date such Investments are made;

(xx) all Investments funded by (or for which the funding of such Investments was provided by) Cash Surplus, without duplication of clause (xix) above; provided, that, immediately after giving pro forma effect to the making of such Investments, as calculated and determined as of the date such Investments, the Consolidated Debt Ratio is equal to or less than 3.00 to 1; and

(xxi) to the extent that an Investment in a Subsidiary was made in accordance with clause (xix), (xx) or this clause (xxi) of this definition of "Permitted Investments," a further Investment by such Subsidiary in another Subsidiary.

"Permitted Liens" means the following:

(i) Liens existing as of the Effective Date, as set forth in Schedule 8 hereto;

(ii) Liens created by the Company's Subsidiaries over their assets solely in favor of the Company in an aggregate amount outstanding at any time not to exceed US$25 million;

(iii) purchase money Liens created (other than in favor of an Affiliate of the Company) on or in physical assets or equipment that are acquired by the Company or any of its Subsidiaries in the ordinary course of business to secure the purchase price of such physical assets or equipment financed by Indebtedness permitted to be Incurred pursuant to the definition of "Permitted Indebtedness" Incurred solely for the purpose of financing the acquisition of any such physical assets or equipment at the time of acquisition (other than any such Liens created in contemplation of such acquisition that do not secure the purchase price), or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount; provided, however, that (A) such Lien is Incurred and the Indebtedness secured thereby is created within 90 days after that acquisition, and (B) no such Lien shall extend to or cover any physical assets or equipment other than the physical assets or equipment being acquired and; provided, further, that the aggregate principal amount of the Indebtedness secured by Liens permitted by this clause (iii) shall not exceed US$25 million at any time outstanding;

(iv) any Lien created by a Project Finance Subsidiary on its assets securing Project Finance Indebtedness (other than from an Affiliate of the Company's) incurred by such Project Finance Subsidiary;

(v) pledges of any capital stock or other interests in any Project Finance Subsidiary or any special purpose holding company owning such Project Finance Subsidiary to secure Project Finance Indebtedness (other than from an Affiliate of the Company) Incurred by such Project Finance Subsidiary;

(vi) Liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings; provided, that adequate reserves with respect thereto are maintained on the Company's books or on the books of any of its Subsidiaries, as the case may be, in conformity with Argentine GAAP;

(vii) Liens arising in favor of carriers, warehousemen, landlords, mechanics, material men, laborers, employees or suppliers, or other similar Liens imposed by law or by contract (including brokers' and bankers' liens and rights of set-off), in each case, Incurred in the ordinary course of business for sums which are not overdue for a period of more than 60 days or are being contested in good faith by negotiations (for no more than 60 days) or by appropriate proceedings which suspend the collection thereof; and, in any case, for which reserves have been established as required by Argentine GAAP;

(viii) Liens arising by reason of (x) any judgment, decree or order of any court, so long as such Lien is being contested in good faith and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; and (y) pledges, deposits or other security in connection with workers' compensation or other unemployment insurance or obligations arising from other social security laws or legislation;

(ix) deposits made in the ordinary course of business and in each case not Incurred or made in connection with the borrowing of money, to secure the performance of (a) tenders, bids, trade contracts, leases (other than Capitalized Lease Obligations), statutory obligations, surety and appeal bonds, or (b) performance bonds, purchase, construction or sales contracts and other obligations of a like nature; provided, that in the case of clause (b) above, the amount of such deposits shall not exceed US$2 million at any time outstanding;

(x) any Lien existing on property of a Person immediately prior to its being consolidated with or merged into the Company or any of its Subsidiaries or its becoming a Subsidiary, or any Lien existing on any property acquired by the Company or any of its Subsidiaries at the time such property is so acquired (whether or not the Indebtedness secured thereby shall have been assumed); provided, that such Liens were not created in contemplation thereof and do not extend to any other property of the Company or any of its Subsidiaries;

(xi) escrow deposits, trusts or similar accounts (i) established by any Project Finance Subsidiary for the payment of its debt service obligations, (ii) created or established in connection with an Asset Sale as contemplated by clause (vii) of the definition of "Net Proceeds," or (iii) for the payment of the Company's debt service under the New Debt Obligations (including, without limitation, any Lien in favor of the Trustee pursuant to Section 6.7(4) of the Indenture);

(xii) Capitalized Lease Obligations;

(xiii) leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case incidental to, and not interfering with, the ordinary conduct of the Company's business or the business of any of its Subsidiaries;

(xiv) Liens created in order to comply with any rule or regulation of a Government Regulator; provided, that (a) the assets subject to such Liens are used in the Company's gas transportation business conducted pursuant to the License, (b) such Liens are created only on the additional assets or properties constructed or developed by the Company in connection with an expansion project mandated by a Government Regulator, (c) no Liens are created over the revenues generated by such assets except as otherwise permitted by clause (xvi) below, (d) the entity or trust secured by such Lien has no recourse against the Company or its properties or revenues, except in respect of the additional assets subject to such Liens and (e) such Liens are not created in favor of an Affiliate of the Company; provided, however, that Liens may be created in favor of Government-Mandated Trusts in which any of the Company's Affiliates own some but less than all of the beneficial interest;

(xv) any Lien created on any asset securing an extension, renewal, refund or refinancing (or successive extensions, renewals, refunds or refinancings), in whole or in part, of Indebtedness Incurred in compliance with Section 6.2(b) and that otherwise replaces a Permitted Lien; provided, that (x) the Lien is created over the original asset secured and (y) the principal amount of Indebtedness secured by the Lien prior to such extension, renewal, refund or refinancing is not increased, other than with respect to costs, fees and expenses incidental to such extension, renewal, refund or refinancing; and

(xvi) all Liens created on any asset securing Indebtedness Incurred by the Company or any of its Subsidiaries, other than Liens described in clauses (i) to (xv) of this definition, the aggregate principal amount of which (together with, but without duplication of, all Indebtedness Incurred by the Company's Subsidiaries, other than Project Finance Subsidiaries) does not exceed US$25 million at any one time; provided, that if such Liens are denominated in currencies other than U.S. Dollars, then the value of any such Liens for purposes of this clause (xvi) shall be determined by reference to the U.S. Dollar Equivalent of the amount of such Liens as of the date they were made.

"Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Peso Average" means, with respect to the amount of any non-Peso-denominated Indebtedness, the amount of Pesos obtained by converting the aggregate principal amount of any such non-Peso-denominated Indebtedness into Pesos at an average exchange rate determined by reference to the exchange rate for the buying of Pesos, as reported by Banco de la Nación Argentina, on each day for which rates are available during the period corresponding to the relevant period used to calculate Consolidated Adjusted EBITDA in connection with any calculation or determination of the Consolidated Debt Ratio.

"Peso Equivalent" means, as of any date of determination and with respect to any non-Peso denominated amount, the amount of Pesos obtained by converting such foreign currency into Pesos at the exchange rate for the selling of Pesos on any one of the five Business Days immediately preceding such date of determination, with respect to such foreign currency amount, as reported by Banco de la Nación Argentina or as reported by Bloomberg LP, Reuters Group PLC or (if such information is not reported by Bloomberg LP or Reuters Group PLC) such other internationally recognized service for the publication of exchange rate data or information, as the Company may reasonably determine; provided, however, that if exchange rate data or information is not available as of such date of determination as a result of market conditions or otherwise, then the Peso Equivalent shall be determined by reference to exchange rate data or information that is available on any such date chosen by the Company during any such five Business Day period immediately preceding such date of determination.

"Pesos" and "Pesos $" each mean the lawful currency of Argentina.

"Potential Event of Default" means any event or circumstance which is, or after notice or lapse of time or both would become, an Event of Default; provided, however, that, notwithstanding the foregoing, the cross-default provision contained in Section 7.1(g) will not give rise to a "Potential Event of Default" for any purpose thereunder unless the event of default under the relevant Indebtedness that would provide the basis for such Potential Event of Default is not remedied (i) with respect to Section 7.1(g)(i), within 30 days after the date such event of default occurred and (ii) with respect to Section 7.1(g)(ii), within 120 days after the date such event of default occurred.

"Project Assets" means (i) the fixed or capital assets or other property, plant and equipment, constructed, developed, extended, expanded or improved (or acquired or purchased in order to complete any such construction, development, extension, expansion or improvement) by a Project Finance Subsidiary.

"Project Finance Guaranty" means a guarantee, surety or other similar obligation in respect of Project Finance Indebtedness, granted to lenders (other than Affiliates of the Company) to a project of the relevant Project Finance Subsidiary in respect of completion of the construction, development, extension, expansion or improvement of that project in accordance with tests or standards agreed with such lenders or in respect of payment of the debt obligations owing to those lenders until such completion has been achieved; provided, that the proportionate share that any such guaranties, sureties or similar obligations issued by the Company bears to the total amount of such guaranties, sureties, or similar obligations covering such Indebtedness does not exceed the Company's proportionate share of the total equity ownership interest in the Project Finance Subsidiary that is undertaking such project.

"Project Finance Indebtedness" means Indebtedness Incurred by any Project Finance Subsidiary in connection with the financing of all or any part of the purchase price or cost of the construction, development, extension, expansion or improvement of any Project Assets (including the purchase price of and acquisition costs relating to materials, equipment and other assets required to complete such construction, development, extension, expansion or improvement); provided, that the sole source of recourse of any creditor of such Project Finance Subsidiary for the payment of principal, interest and other amounts of such Indebtedness shall be (i) recourse to the aggregate cash flow or net cash flow (or the revenues or any portion thereof as may be negotiated by such Project Finance Subsidiary) generated by the assets of the Project Finance Subsidiary, and/or (ii) recourse to the assets of such Project Finance Subsidiary, and/or (iii) a Project Finance Guaranty, and/or (iv) recourse to the capital stock or other interests in such Project Finance Subsidiary that is pledged in connection with the Incurrence of such Project Finance Indebtedness, and/or (v) recourse to credit enhancement (e.g., letters of credit, insurance policies, surety bonds, guaranty contracts of the types customary in project finance transactions and in respect or as a result of which there is no recourse, whether direct or indirect, to the Company or any of its Subsidiaries (other than the relevant Project Finance Subsidiaries)) provided by third parties (other than Affiliates of the Company).

"Project Finance Subsidiary" means any special purpose entity in which the Company has an interest as an equity holder, in each case, formed for the purpose of (i) constructing, developing, extending, expanding or improving (or acquiring or purchasing, in order to complete any such construction, development, extension, expansion or improvement), fixed or capital assets or other property, plant or equipment, or (ii) being a holding company that owns 100% of the equity interests in any Person meeting the criteria set out in clause (i) above, and which in any case satisfies each of the following criteria:

the Company's Affiliates do not (x) participate in or otherwise conduct business with such Project Finance Subsidiary except that the Company's Affiliates may make equity investments in, or provide debt to, such Project Finance Subsidiary in the same manner, on the same terms and in the same relationship of equity or debt as the Company makes equity investments in, or provides debt to, such Project Finance Subsidiary, or (y) receive any payments from such Project Finance Subsidiary except payments that are made on a basis that is pari passu with and pro rata to payments made to the Company by such Project Finance Subsidiary; provided, that the Company's Affiliates may enter into gas supply contracts, offtake contracts, contracts relating to electricity supply, generation, transportation or distribution, and other commercial transactions (not involving the provision of debt, equity, guaranties or other investments) in the ordinary course of business with such Project Finance Subsidiary so long as (A) such gas supply contracts, offtake contracts, contracts relating to electricity supply, generation, transportation or distribution, and other commercial transactions are on an arm's-length basis and are on terms no more favorable to such Affiliates than the terms that such Project Finance Subsidiary provides to Persons that are not its or the Company's Affiliates in a comparable arm's-length transaction and (B) in the case of such other commercial transactions, the aggregate payments to be made in any year by such Project Finance Subsidiary under such other transactions do not exceed US$10 million;

(b) such Project Finance Subsidiary does not conduct business with the Company's customers unless any such business (x) is conducted on an arm's-length basis and on terms no less favorable to such Project Finance Subsidiary than it would obtain in a comparable arm's-length transaction with a Person which is not the Company's customer and (y) is not reasonably expected to have a material adverse effect on the results of operations of the Company's and its Subsidiaries taken as a whole (disregarding such Project Finance Subsidiary);

(c) such Project Finance Subsidiary does not acquire, whether by way of acquisition of shares or of assets, a business operating as a going concern; and

(d) the sole source of recourse of any creditor of such Project Finance Subsidiary for the payment of principal, interest and other amounts of such Indebtedness will be (v) recourse to the aggregate cash flow or net cash flow (or the revenues or any portion thereof as may be negotiated by such Project Finance Subsidiary) generated by the assets of such Project Finance Subsidiary, and/or (w) recourse to the assets of such Project Finance Subsidiary, and/or (x) a Project Finance Guaranty, and/or (y) recourse to the capital stock or other equity or quasi-equity interests in such Project Finance Subsidiary that is pledged in connection with the Incurrence of such Project Finance Indebtedness, and/or (z) recourse to credit enhancement (e.g., letters of credit, insurance policies, surety bonds, guaranty contracts of the types customary in project finance transactions and in respect or as a result of which there is no recourse, whether direct or indirect, to the Company or any of its Subsidiaries (other than the relevant Project Finance Subsidiaries)) provided by third parties (other than Affiliates of the Company).

"Properties" means the real properties at any time owned or leased by the Company or any Subsidiary.

"Public Emergency Law" means the Public Emergency and Foreign Exchange System Reform Law No. 25,561 and the decrees and regulations issued thereunder.

"Qualifying Subordinated Indebtedness" means subordinated indebtedness Incurred by the Company in respect of which (a) a subordination agreement substantially in the form attached hereto as Schedule 1 has been executed, delivered and become effective and (b) the following procedure has been complied with: (i) at least 15 days prior to the Company's Incurrence of Qualifying Subordinated Indebtedness, the Company has provided to IDB and the Trustee (as defined in the Indenture) an execution version of the aforementioned subordination agreement, (ii) if IDB and/or the Trustee execute the subordination agreement within this 15-day period, then the subordination agreement will be among the Company, the Qualifying Subordinated Indebtedness lender and the executing party (either IDB or the Trustee, or both, as the case may be), and, any non-executing party (either IDB or the Trustee as the case may be) will be a third party beneficiary thereof, and (iii) if neither IDB nor the Trustee execute the subordination agreement within this 15-day period, then the subordination agreement will be between the Company and the Qualifying Subordinated Indebtedness lender, and IDB and the Trustee will be third party beneficiaries thereof.

"Reallocated Maintenance Capital Expenditure" means capital expenditures made by the Company during the Fiscal Years ending December 31, 2005, 2006 and 2007, for the purpose of construction or development in connection with the expansion of the Company's pipeline in an amount not to exceed US$10.8 million for the Fiscal Year ending December 31, 2005, US$15.2 million for the Fiscal Year ending December 31, 2006 and US$17.2 million for the Fiscal Year ending December 31, 2007.

"Reference Debt Obligation" has the meaning specified in Section 6.2(e).

"Reinvestment Period" means, with respect to any period for the reinvestment of Net Proceeds (or any portion thereof) the Company or a Subsidiary of the Company received from the sale or the Company's or its Subsidiary's Non-Regulated Assets, the twelve-month period commencing on the date the Company or such Subsidiary receives such Net Proceeds (or such portion thereof); provided, however, that with respect to any commitment entered into for the reinvestment of such Net Proceeds (or any such portion thereof) during any Reinvestment Period, if such commitment lapses or is otherwise terminated (i) by the Company or such Subsidiary through the reasonable exercise of its rights or their rights, upon breach or default by the other party, under any contract or other agreement governing such commitment, (ii) by any Person other than the Company or a Person acting at the Company's direction, either directly or indirectly, or (iii) by operation of law or any order, decree, rule, regulation or mandate of any Government Regulator, then "Reinvestment Period" shall mean the six-month period commencing on the date of such lapse or termination.

"Related Event of Default" has the meaning specified in Section 7.1(g).

"Release" means the release or disposal (accidental or otherwise) of any Hazardous Material into or upon or under any land or water or air, or otherwise into the environment, including, without limitation, by means of burial, discharge, emission, injection, spillage, leakage, seepage, leaching, dumping, pumping, pouring, escaping, emptying, placement and the like.

"Remaining Debt Reserve" means (A) the sum of US$40 million plus the product of (x) US$110 million multiplied by (y) the quotient obtained by dividing the amount of Existing Debt Obligations held by Non-Consenting Creditors on the Effective Date by the total amount of the Existing Debt Obligations as of that date (prior to the issuance of the Initial Notes and the execution and delivery of this Agreement and the Other IDB Loan Agreement), minus (B) the total amount applied by the Company from time to time for the purpose of, among others, compromising, discharging or otherwise settling claims relating to or arising out of Existing Debt Obligations that were not exchanged or cancelled on the Effective Date.

"Reserved Cash Surplus" means, in respect of any Early Amortization Payment Date, the sum of (i) Cash Surplus, minus (ii) Adjusted Cash Surplus.

"Restricted Payment" means, with respect to the Company or any of its Subsidiaries, (i) any dividend (other than dividends payable solely in shares of the Company's common stock or the common stock of any of such Subsidiaries so long as such dividends do not result in any dilution of the Company's ownership interest in such Subsidiary, as the case may be) or other distribution (whether in cash, securities or other property) with respect to any shares of any class of the Company's capital stock or that of any of its Subsidiaries, in each case, which shares of capital stock are held by Persons other than (A) the Company, in the case of the Subsidiaries of the Company, or (B) the Company's Subsidiaries, in the case of such Subsidiaries' respective Subsidiaries, or (ii) any payment (whether in cash, securities or other property), including any sinking fund or similar deposit or payment, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock or any option, warrant or other right to acquire any such shares of capital stock or (iii) any Management Fee. For the avoidance of doubt, "Restricted Payment" does not mean payments (other than dividends or distributions in respect of the Company's capital stock or other payments referred to in clauses (i), (ii) or (iii) above) made in the ordinary course of business.

"Restricted Payment Reallocation Amount" means, with respect to any Fiscal Year, the amount by which the Company elects in writing (notified in writing to IDB) to reduce the aggregate amount of all Restricted Payments permitted to be made and that have not been made pursuant to clauses (i) and (ii) of Section 6.2(a) in such Fiscal Year, for the purpose of increasing Alternative Funding.

"Restructuring" has the meaning specified in the fifth recital to this Agreement.

"Restructuring Agreement" means that certain Restructuring Agreement dated as of November 12, 2004, between the Company and the Consenting Creditors (as defined therein).

"Restructuring Expenses" means all costs and expenses for which the Company is responsible related to the negotiation, implementation, execution, delivery and performance of the Restructuring incurred as of the Effective Date, including but not limited to the fees of any advisors, accountants, printers and legal counsel, travel expenses and costs related to the conservation and preservation of the Company's assets subject to priority payment under Section 240 of the ABL.

"Sale and Leaseback Transaction" means any transaction or series of related transactions pursuant to which the Company or any of its Subsidiaries sells or transfers any property or asset in connection with the leasing, or the resale against installment payments, of such property or asset to the seller or transferor.

"Securities Act" means the U.S. Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time and the rules and regulations promulgated thereunder.

"Semi-Annual B-A UIP Period" has the meaning specified in Section 3.11(c)(i)(D).

"Semi-Annual Early Amortization Amount" has the meaning specified in Annex C hereto.

"Series A Notes" has the meaning specified in the Initial Officers' Certificate.

"Series A-P Notes" has the meaning specified in the Initial Officers' Certificate.

"Series B Notes" means the Series B-A Notes, the Series B-A-P Notes, the Series B-B Notes and the Series B-B-P Notes.

"Series B-A Notes" has the meaning specified in the Initial Officers' Certificate.

"Series B-A-P Notes" has the meaning specified in the Initial Officers' Certificate.

"Series B-B Notes" has the meaning specified in the Initial Officers' Certificate.

"Series B-B-P Notes" has the meaning specified in the Initial Officers' Certificate.

"Shareholders' Meeting Date" means, with respect to any Fiscal Year, the date on which the Company's audited consolidated financial statements are formally approved by its shareholders at its annual shareholders' meeting in such Fiscal Year.

"Significant Subsidiary" means (i) a Subsidiary of the Company having, as of the end of the most recent fiscal quarter of the Company, total assets equal to or exceeding 20% of the total assets of the Company and its Subsidiaries on a consolidated basis or (ii) for the most recent Fiscal Year of the Company (or if shorter, for the period of time since the relevant Person became a Subsidiary), net income equal to or exceeding 20% of the net income of the Company and its Subsidiaries on a consolidated basis, in each case as evidenced by the most recent consolidated financial statements of the Company delivered to IDB pursuant to this Agreement.

"Sound Operating Practice" shall mean, at a particular time, either (a) any of the practices, methods and acts engaged in or approved by a significant portion of the international and/or the Argentine pipeline industry, or (b) with respect to any matter as to which (a) does not apply, any of the practices, methods and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at the reasonable cost consistent with commercially recognized and good business and operating practices, manufacturer warranties, environmental considerations, reliability, safety, efficiency and expedition. "Sound Operating Practice" is not intended to be limited to the optimum or best practice, method or act to the exclusion of all others, but rather to be a spectrum of possible practices, methods or acts having due regard for, among other things, advancements or upgrades in technology, financial resources and constraints, time allowances and limitations, environmental requirements and considerations, including weather-related considerations, insurance policies and the requirements, orders, decrees or mandates that are imposed, declared or otherwise issued by a Government Regulator.

"Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more of its other Subsidiaries, or by the Company and one or more of its other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

"Successor TAA" has the meaning specified in Section 6.2(d).

"Tax" or "Taxes" means all sales, use, gross receipts, general corporation, franchise, income, mortgage, profits, withholding, intangibles, property (tangible and intangible), privilege, license, value added, ad valorem, capital, excise, stamp and other taxes, duties and other similar governmental fees, charges and assessments imposed by or on behalf of any government or taxing authority (including interest, fines or penalties thereon and additions thereto).

"Tax Forms" has the meaning specified in Section 3.9(a).

"Technical Assistance Agreement" means the Technical Assistance Agreement, dated as of December 28, 1992, between Transportadora de Gas del Sur S.A. and Enron Pipeline Company Argentina S.A., as amended, and as assigned to Petrobras Energía S.A. on July 15, 2004 (as amended, modified or supplemented as of the Effective Date).

"Tranche A Debt Obligations" means the Series A Notes, the Series A-P Notes, the Tranche A Loan, and the Tranche A Loan under the Other IDB Loan Agreement.

"Tranche B Debt Obligations" means the Tranche B-A Debt Obligations and the Tranche B-B Debt Obligations.

"Tranche B-A Debt Obligations" means the Series B-A Notes, the Series B-A-P Notes, the Tranche BA Loan, and the Tranche BA Loan under the Other IDB Loan Agreement.

"Tranche B-B Debt Obligations" means the Series B-B Notes and the Series B-B-P Notes.

"Tranche A Loan" means the A1-A Loan and the B1-A Loan.

"Tranche BA Loan" means the A1-BA Loan and the B1-BA Loan.

"Tranche BB Loan" means the A1-BB Loan and the B1-BB Loan.

"Transaction Documents" means, collectively, (i) the Financing Documents, (ii) the License and (iii) the Transfer Agreement.

"Transfer Agreement" means the Transfer Agreement, dated December 18, 1992, relating to the acquisition of the stock of the Company.

"U.S. Dollars" and "US$" each mean the lawful currency of the United States of America.

"U.S. Dollar Equivalent" means, as of any date of determination and with respect to any non-U.S. Dollar-denominated amount, the amount of U.S. Dollars obtained by converting such foreign currency into U.S. Dollars at the exchange rate for the selling of U.S. Dollars on the Business Day immediately preceding such date of determination, (i) with respect to Pesos, as reported by Banco de la Nación Argentina, and (ii) with respect to any other currency, as reported by Bloomberg LP, Reuters Group PLC or (if such information is not reported by Bloomberg LP or Reuters Group PLC) such other internationally recognized service for the publication of exchange rate data or information, as the Company may reasonably determine; provided, however, that if exchange rate data or information is not available as of such date of determination as a result of market conditions or otherwise, then the U.S. Dollar Equivalent shall be determined by reference to exchange rate data or information that is available on the first Business Day immediately preceding such date of determination.

"U.S. Government Obligations" means obligations issued or directly and fully guaranteed or insured by the United States of America or by any agent or instrumentality thereof; provided, that the full faith and credit of the United States of America is pledged in support thereof.

"Voluntary Refinancing Indebtedness" means any Indebtedness; provided, that the net cash proceeds of such Voluntary Refinancing Indebtedness are applied or used to make payments of principal, within 90 days of the date of such Incurrence, on the outstanding Tranche A Debt Obligations until such obligations have been paid in full and are no longer outstanding and thereafter to make payments of principal on the Tranche B Debt Obligations on a pro rata basis, in each case, as soon as reasonably practicable following the Incurrence of such Voluntary Refinancing Indebtedness; provided, further, that, in each case, the net cash proceeds of such Voluntary Refinancing Indebtedness shall be applied, first, to pay or reduce the next succeeding principal payments (to the extent permitted by the terms of such outstanding obligations to be repaid) and, second, to the next succeeding principal payments (to the extent permitted by the terms of such outstanding obligations to be repaid), until the net cash proceeds of such Voluntary Refinancing Indebtedness have been fully applied.

"Waiver Agreement" means that certain Waiver Agreement between IDB and the Company, dated as of December 15, 2004.

"Year" means,

(i) in the case of Year 1, the annual period commencing on and including December 15, 2004 to and including December 14, 2005;

(ii) in the case of Year 2, the annual period commencing on and including December 15, 2005 to and including December 14, 2006;

(iii) in the case of Year 3, the annual period commencing on and including December 15, 2006 to and including December 14, 2007;

(iv) in the case of Year 4, the annual period commencing on and including December 15, 2007 to and including December 14, 2008;

(vi) in the case of Year 5, the annual period commencing on and including December 15, 2008 to and including December 14, 2009;

(vii) in the case of Year 6, the annual period commencing on and including December 15, 2009 to and including December 14, 2010;

(viii) in the case of Year 7, the annual period commencing on and including December 15, 2010 to and including December 14, 2011;

(ix) in the case of Year 8, the annual period commencing on and including December 15, 2011 to and including December 14, 2012; and

(x) in the case of Year 9, the annual period commencing on and including December 15, 2012 to and including December 14, 2013.

1.2 Interpretation. In this Agreement, unless the context otherwise requires:

(a) headings and underlinings are for convenience only and do not affect the interpretation of this Agreement;

(b) words importing the singular include the plural and vice versa;

(c) the words "hereof", "herein", and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d) a reference to a Section, party, Exhibit, Annex or Schedule is a reference to that Section of, or that party, Exhibit, Annex or Schedule to, this Agreement unless otherwise specified;

(e) a reference to this Agreement or any other Transaction Document shall mean such document including any amendment or supplement to, or replacement or novation or modification of, that document but disregarding any amendment, supplement, replacement or novation which is not permitted by this Agreement or such Transaction Document;

(f) a reference to a Person includes that Person's successors and permitted assigns;

(g) all terms defined in this Agreement shall have the defined meanings when used in the Notes or in any certificate or other document made or delivered pursuant hereto;

(h) the term "including" means "including without limitation" and any list of examples following such term shall in no way restrict or limit the generality of the word or provision in respect of which such examples are provided; and

(i) as used herein and in any certificate or other document made or delivered pursuant hereto, accounting terms not defined in Section 1.1, and accounting terms partly defined in Section 1.1 to the extent not defined, shall have the respective meanings given to them under Argentine GAAP.

1.3 Business Day Adjustment. Where the day on or by which a payment is due to be made hereunder is not a Business Day, that payment shall be made on or by the next succeeding Business Day and interest thereon shall be payable at the applicable rate during such extension.

SECTION 2

[INTENTIONALLY OMITTED]

SECTION 3

AGREEMENT FOR THE LOANS

3.1 Amount.

(a) Subject to the terms and conditions of this Agreement, IDB and the Company acknowledge and agree pursuant to the terms of this Agreement that as of the Effective Date, the principal amount of the Loan is US$201,140,000, consisting of:

(i) the A1-A Loan in an aggregate principal amount of US$23,140,000;

(ii) the B1-A Loan in an aggregate principal amount of US$81,452,800;

(iii) the A1-BA Loan in an aggregate principal amount of US$21,360,000;

(iv) the B1-BA Loan, in an aggregate principal amount of US$75,187,200;

(v) the A1-BB Loan, in an aggregate principal amount of US$0; and

(vi) the B1-BB Loan, in an aggregate principal amount of US$0.

(b) The Company's obligation to pay the principal of, and interest on, the Loans, and other Obligations, shall be evidenced by promissory notes (collectively, the "Notes"). The Company's obligation to pay the principal of, and interest on, the Loans shall also be evidenced by pagarés (collectively, the "Pagarés"). The Notes and the Pagarés shall be issued and delivered by the Company on the Effective Date in the form of Exhibits A-1 and A-2 (in the case of the A1-A Loan), Exhibits B-1 and B-2 (in the case of the B1-A Loan), Exhibits C-1 and C-2 (in the case of the A1-BA Loan) and Exhibits D-1 and D-2 (in the case of the B1-BA Loan). For the avoidance of doubt, the Company shall have no obligation to issue or deliver Notes or Pagarés in respect of the A1-BB Loan or the B1-BB Loan, as the amount of each such Loan is zero (US$0). Subject to the limitations set forth in Sections 3.1(c), (d) and (e) below, the Notes and the Pagarés shall be valid and enforceable (i) as to their principal amount at any time, to the extent of the aggregate principal amounts outstanding hereunder, (ii) as to interest, to the extent of the interest accrued and unpaid thereon in accordance with the terms of this Agreement, and (iii) as to any other Obligations (solely in the case of Notes), to the extent due and unpaid in accordance with the terms of this Agreement. Except in the case of Pagarés, in the absence of clearly manifest error, IDB's internal records regarding payments made on account of amounts owing under this Agreement and the Notes and all other Obligations shall be conclusive and binding on the Company. In the case of Pagarés, IDB's records regarding payments of principal of, and interest on, the Loans shall constitute prima facie evidence of the existence and amounts of the payments recorded therein. If at any time the rate of interest set forth in a Pagaré is less than the then-applicable Base Rate of Interest with respect to the Loan such Pagaré evidences, then IDB may request in writing that the Company provide a replacement Pagaré with respect to such Loan. Within 15 days of receipt of any such request, the Company shall prepare a replacement Pagaré, in a form substantially similar to the Pagaré being replaced, setting forth the then-outstanding principal amount of, and accrued and unpaid interest on, the applicable Loan and the then-applicable Base Rate of Interest with respect to such Loan. Simultaneously with IDB's return of the existing Pagaré to the Company, the Company shall deliver to IDB such replacement Pagaré.

(c) Notwithstanding the fact that each Pagaré shall be payable on demand, IDB shall not exercise such demand right unless and until the Company fails to pay all or any portion of the Loan (or any interest thereon) when due and such failure to pay constitutes an Event of Default pursuant to Section 7.1(a).

(d) IDB agrees that any payment of principal of, or interest on, the Loans, the Notes or the Pagarés shall be deemed to be a payment under both the Notes and the Pagarés. IDB agrees that upon receipt of any payment of principal of, or interest on, the Loans, IDB shall not make a claim under, or seek to enforce a judgment with respect to, Pagarés in respect of such principal or interest amount that IDB has already received; provided, that this shall not restrict IDB from making claims or enforcing judgments with respect to any other Obligations.

(e) Upon the payment in full of the amounts of principal and interest owed under any Loan, IDB shall, at the written request of the Company, return to the Company the corresponding Note and Pagaré prominently marked "cancelled". IDB shall act as depository of the Notes and the Pagarés and shall be responsible for the appropriate delivery of the Notes and/or the Pagarés to the Company according to the terms of this Section 3.1.

(f) The execution, delivery, commencement of any procedure (whether out-of-court or in court), and/or total or partial collection under any Pagaré shall not be deemed to be a waiver of any right of IDB under this Agreement, or an amendment of any term or condition of this Agreement, including without limitation the governing law of this Agreement.

3.2 Repayment of Loans. Subject to Section 3.14 (Installment Option), the Loans shall be repaid by the Company as follows:

(a) The aggregate principal amount of the A1-A Loan shall be repaid by the Company in twenty-four (24) quarterly installments, such installments to be due on each Interest Payment Date listed in the table below, commencing on March 15, 2005, in the amounts set forth below:

	Interest Payment Date, on which Payment is Due	Principal Amount Due
1.	March 15, 2005	US$520,650.00
2.	June 15, 2005	US$520,650.00
3.	September 15, 2005	US$520,650.00
4.	December 15, 2005	US$520,650.00
5.	March 15, 2006	US$520,650.00
6.	June 15, 2006	US$520,650.00
7.	September 15, 2006	US$520,650.00
8.	December 15, 2006	US$520,650.00
9.	March 15, 2007	US$578,500.00
10.	June 15, 2007	US$578,500.00
11.	September 15, 2007	US$578,500.00
12.	December 15, 2007	US$578,500.00
13.	March 15, 2008	US$1,157,000.00
14.	June 15, 2008	US$1,157,000.00
15.	September 15, 2008	US$1,157,000.00
16.	December 15, 2008	US$1,157,000.00
17.	March 15, 2009	US$1,446,250.00
18.	June 15, 2009	US$1,446,250.00

19.	September 15, 2009	US$1,446,250.00
20.	December 15, 2009	US$1,446,250.00
21.	March 15, 2010	US$1,561,950.00
22.	June 15, 2010	US$1,561,950.00
23.	September 15, 2010	US$1,561,950.00
24.	December 15, 2010	US$1,561,950.00
	TOTAL =	US$23,140,000.00

The principal payment schedule and amounts forth in this Section 3.2(a) will be adjusted to reflect each prepayment of the A1-A Loan by the Company pursuant to Sections 3.12 or 3.13.

(b) The aggregate principal amount of the B1-A Loan shall be repaid by the Company in twenty-four (24) quarterly installments, such installments to be due on each Interest Payment Date listed in the table below, commencing on March 15, 2005, in the amounts set forth below:

	Interest Payment Date, on which Payment is Due	Principal Amount Due
1.	March 15, 2005	US$1,832,688.00
2.	June 15, 2005	US$1,832,688.00
3.	September 15, 2005	US$1,832,688.00
4.	December 15, 2005	US$1,832,688.00
5.	March 15, 2006	US$1,832,688.00
6.	June 15, 2006	US$1,832,688.00
7.	September 15, 2006	US$1,832,688.00
8.	December 15, 2006	US$1,832,688.00
9.	March 15, 2007	US$2,036,320.00
10.	June 15, 2007	US$2,036,320.00
11.	September 15, 2007	US$2,036,320.00
12.	December 15, 2007	US$2,036,320.00
13.	March 15, 2008	US$4,072,640.00
14.	June 15, 2008	US$4,072,640.00
15.	September 15, 2008	US$4,072,640.00
16.	December 15, 2008	US$4,072,640.00
17.	March 15, 2009	US$5,090,800.00
18.	June 15, 2009	US$5,090,800.00
19.	September 15, 2009	US$5,090,800.00
20.	December 15, 2009	US$5,090,800.00
21.	March 15, 2010	US$5,498,064.00
22.	June 15, 2010	US$5,498,064.00
23.	September 15, 2010	US$5,498,064.00
24.	December 15, 2010	US$5,498,064.00
	TOTAL =	US$81,452,800.00

The principal payment schedule and amounts forth in this Section 3.2(b) will be adjusted to reflect each prepayment of the B1-A Loan by the Company pursuant to Sections 3.12 or 3.13.

(c) The aggregate principal amount of the A1-BA Loan shall be repaid by the Company in twelve (12) quarterly installments, such installments to be due on each Interest Payment Date listed in the table below, commencing on March 15, 2011, in the amounts set forth below:

	Interest Payment Date, on which Payment is Due	Principal Amount Due
1.	March 15, 2011	US$2,189,400.00
2.	June 15, 2011	US$2,189,400.00
3.	September 15, 2011	US$2,189,400.00
4.	December 15, 2011	US$2,189,400.00
5.	March 15, 2012	US$2,349,600.00
6.	June 15, 2012	US$2,349,600.00
7.	September 15, 2012	US$2,349,600.00
8.	December 15, 2012	US$2,349,600.00
9.	March 15, 2013	US$801,000.00
10	June 15, 2013	US$801,000.00
11.	September 15, 2013	US$801,000.00
12.	December 15, 2013	US$801,000.00
	TOTAL =	US$21,360,000.00

The principal payment schedule and amounts forth in this Section 3.2(c) will be adjusted to reflect each prepayment of the A1-BA Loan by the Company pursuant to Sections 3.12 or 3.13.

(d) The aggregate principal amount of the B1-BA Loan shall be repaid by the Company in twelve (12) quarterly installments, such installments to be due on each Interest Payment Date listed in the table below, commencing on March 15, 2011, in the amounts set forth below:

	Interest Payment Date, on which Payment is Due	Principal Amount Due
1.	March 15, 2011	US$7,706,688.00
2.	June 15, 2011	US$7,706,688.00
3.	September 15, 2011	US$7,706,688.00
4.	December 15, 2011	US$7,706,688.00
5.	March 15, 2012	US$8,270,592.00
6.	June 15, 2012	US$8,270,592.00
7.	September 15, 2012	US$8,270,592.00
8.	December 15, 2012	US$8,270,592.00
9.	March 15, 2013	US$2,819,520.00
10	June 15, 2013	US$2,819,520.00
11.	September 15, 2013	US$2,819,520.00
12.	December 15, 2013	US$2,819,520.00
	TOTAL =	US$75,187,200.00

The principal payment schedule and amounts forth in this Section 3.2(d) will be adjusted to reflect each prepayment of the B1-BA Loan by the Company pursuant to Sections 3.12 or 3.13.

(e) For the avoidance of doubt, the Company shall not be required to repay any amount of principal in respect of the A1-BB Loan or the B1-BB Loan, as the amount of each such Loan is zero (US$0).

3.3 Currency and Place of Payment. Payments of principal, interest, fees and all other Obligations due to IDB under this Agreement or any of the other Financing Documents shall be made in Dollars, in immediately available funds to the Paying Agent, at Deutsche Bank Trust Company Americas (Account No. 01471154, ABA No. 021-001-033 for further deposit to Account No. 27159) or at such other bank or banks, in such place or places, as IDB shall from time to time designate. The Company shall, concurrently with any such payment, provide a notice to the Paying Agent specifying the Obligations in respect of which such payment is being made.

3.4 Allocation. If IDB shall at any time receive less than the full amount then due and payable to it in respect of the Obligations under this Agreement or any of the other Financing Documents, IDB shall have the right (as between IDB and the Company) to allocate and apply such payment in any way or manner and for such purpose or purposes under this Agreement or any of the other Financing Documents as IDB in its sole discretion shall determine, notwithstanding any instruction that the Company may give to the contrary.

3.5 Charges and Fees. The Company shall pay all of the charges and fees required to be paid by it pursuant to, and in accordance with the terms of, the Fee Letter.

3.6 Dollar Obligation. (a) The obligation of the Company to pay in Dollars the aggregate amount of the principal of, and interest, fees and other charges on, the Loan and any other Obligation payable in Dollars under this Agreement or any of the other Financing Documents shall not be deemed to have been novated, discharged or satisfied by any tender of (or recovery under any judgment expressed in) any currency other than Dollars, except to the extent to which such tender (or recovery) shall result in the effective payment of the said aggregate amount in Dollars at the place where such payment is required to be made pursuant hereto and, accordingly, the amount (if any) by which any such tender (or recovery) shall fall short of such aggregate amount shall be and remain due as a separate obligation, unaffected by judgment having been obtained (if such is the case) for any other amounts due in respect of the Obligations.

The Company hereby assumes the consequences of force majeure, and irrevocably waives any and all rights with respect to claims related thereto, that may affect the currency exchange market in Argentina, including, without limitation, with respect to: (i) variations of the current exchange rate between the Argentine Peso and the U.S. Dollar, or (ii) any other increase of costs which the Company may incur in connection with the acquisition of U.S. Dollars. Without limiting the generality of the foregoing, the Company hereby agrees that it shall pay all amounts due under this Agreement in U.S. Dollars either with U.S. Dollars in its possession or by converting Argentine Pesos (or other available currencies) to U.S. Dollars as necessary to effect such payments using any lawful local or foreign method of acquiring U.S. Dollars, regardless of any increased costs which may be incurred in connection with such acquisition.

(b) If, due to exchange controls in Argentina or restrictions in the transfer of foreign currency outside of Argentina, the Company shall be prevented from making any payment hereunder or under the Notes or the Pagarés in U.S. Dollars, the Company shall make such payment through the use of the procedure of purchasing Bonos Globales (global bonds) or any other public security issued by the Republic of Argentina and denominated in U.S. Dollars, with Argentine Pesos (or other legal currency of Argentina), and transferring and selling such instruments abroad for U.S. Dollars, or by means of any other legal procedure existing in Argentina on such date for the purchase of U.S. Dollars. All costs and taxes in connection with the transactions described above shall be borne by the Company. The Company's obligations under this Agreement shall be discharged only to the extent of the net U.S. Dollars received by IDB and only on the date of such receipt. For the avoidance of doubt, this Section 3.6 shall not limit in any respect (a) the Company’s option, at any time a Convertibility Limitation exists, to make any payment under this Agreement or any of the other Financing Documents pursuant to the Company's Installment Option set forth in Section 3.14 or (b) the Company’s ability, pursuant to Section 7.1(a), to cure any Event of Default under such Section 7.1(a) within the cure period provided therein.

(c) Notwithstanding the provisions of paragraphs (a) and (b) of this Section 3.6, IDB may require the Company to pay (or reimburse IDB) in any currency other than Dollars for:

(i) any taxes and other amounts payable under Section 3.9; and

(ii) any fees, costs and expenses payable, inter alia, under Sections 3.5 and 3.10;

in each case to the extent such taxes, amounts, fees, costs, and expenses are payable in such other currency.

3.7 Late Charges. (a) Any principal of any of the Loans that is not paid by the Company when due hereunder and, to the extent permitted by Applicable Law, any interest (including B-A UIP Interest) on any of the Loans that is not paid by the Company when due hereunder, shall bear interest

(“Default Interest”), payable on demand, for each day from and including the date payment thereof was due to but excluding the date actual payment is received by IDB at a rate per annum equal to the sum of (i) two percent (2%) per annum plus (ii) the rate of interest provided in Section 3.11(a) with respect to such Loan; provided, however, that Default Interest shall not be payable if (i) any overdue principal payment was due during the existence of any of the circumstances described in Sections 7.1(a)(i)(x) and 7.1(a)(i)(y) or (ii) any overdue interest payment was due during the existence of any of the circumstances described in Sections 7.1(a)(ii)(x) or 7.1(a)(ii)(y); provided, further that such Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the cure period specified in Sections 7.1(a)(i) or 7.1(a)(ii), as applicable. For the avoidance of doubt, Default Interest shall not be payable on payments made in accordance with the Company’s Installment Option set forth in Section 3.14.

(b) All fees and other Obligations (other than principal of, and interest on, the Loan) that are not paid by the Company when due hereunder or under any other applicable Financing Document shall bear Default Interest, payable on demand, for each day from and including the date payment thereof was due to but excluding the date actual payment is received by IDB at a rate per annum equal to the sum of (i) two percent (2%) per annum plus (ii) the rate of interest provided in Section 3.11(a) with respect to the Loan in respect of which the Obligation arose; provided, however, that Default Interest shall not be payable if the relevant overdue payment was due during the existence of any of the circumstances described in Sections 7.1(a)(ii)(x) or 7.1(a)(ii)(y); provided, further that such Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the cure period specified in Section 7.1(a)(ii). For the avoidance of doubt, Default Interest shall not be payable on payments made in accordance with the Company’s Installment Option set forth in Section 3.14.

3.8 Maximum Interest Rate.

(a) The Company (to the extent that it may lawfully do so) will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Agreement; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to IDB, but will suffer and permit the execution of every such power as though no such law had been enacted.

(b) None of the Administration Fee, the Paying Agent Fee, any legal fees nor any other fees, charges or Obligations payable hereunder or under the other Financing Documents shall be included as interest in calculating the amount of interest payable on the Loan.

3.9 Taxes. (a) The Company shall pay, and shall be responsible to IDB for (and shall not be entitled to reimbursement from any person for), all Taxes (including any Taxes imposed, incurred or asserted as a result of any such payment by the Company pursuant to this Section 3.9(a)) imposed, incurred or asserted (v) by or within Argentina or any Authority therein or thereof or (w) by or within any other jurisdiction if such imposition, incurrence or assertion would not have been made by such other jurisdiction but for a present or former connection of the Company with such other jurisdiction, in each case, directly or indirectly, whether imposed on IDB, a Participant or otherwise, (i) in connection with any payment made under any Financing Document (including, without limitation, payments made by IDB to Participants under the Participation Agreements), (ii) in connection with the holding, sale or other disposition of an interest in any Financing Document or (iii) otherwise in respect of the transactions contemplated by the Financing Documents; provided, however, that if any such Taxes are required to be withheld or deducted from any payment due under any Financing Document, the Company (x) shall withhold or deduct (or cause to be withheld or deducted) such Taxes, (y) shall pay (or cause to be paid) the full amount of such Taxes to the relevant taxing Authority, and (z) shall pay an additional amount to IDB so that each recipient of any payment under any Financing Document (including, without limitation, payments made by IDB to Participants under the Participation Agreements) receives free and clear of Taxes the amount such recipient would have received had no such withholding or deduction been imposed, and provided further, that in the event the Company is prevented by operation of law or otherwise from paying (or causing to be paid) such Taxes, the principal, or (as the case may be) interest or other payment due under this Agreement shall be increased to such amount as may be necessary so that each recipient of any payment under any Financing Document receives the amount such recipient would have received had no such Taxes been imposed. Notwithstanding the foregoing, any payment made pursuant to clause (v) of this Section 3.9(a) shall be reduced by the amount of Taxes that would not have been imposed, incurred or asserted but for a Participant's (i) being or having been organized under the laws of, or a citizen of, the jurisdiction imposing such Taxes, (ii) being or having been considered as a resident subject to net income tax under the laws of the jurisdiction imposing such Taxes or (iii) having its principal office in or maintaining a permanent office or establishment in the jurisdiction imposing such Taxes if and to the extent that its interest in the Financing Documents is acquired by such principal office or permanent office or establishment. Further, any payment made pursuant to this Section 3.9(a) shall be reduced by the amount of Taxes that would not have been imposed, incurred or asserted but for a Participant's failure to provide the certification, identification, information, documentation or other reporting requirement imposed by a statute, treaty, regulation or administrative practice (evidenced by rules or administrative rulings) of the jurisdiction imposing such Tax as a precondition to exemption from all or part of such Tax; provided, however, that any such limitation on the obligations of the Company to pay Taxes shall not apply unless the Company shall have timely notified IDB in writing that such Participant shall be required to comply with the certification, identification, information, documentation or other reporting requirement, and the Company shall have provided IDB with the forms ("Tax Forms") to be delivered to such Participant necessary to comply with such requirement at least 45 days prior to the final date on which such requirement may be complied with without late fees or other penalties for which TGS does not agree to reimburse such Participant in advance or, if the Tax Forms are not reasonably available to the Company at least 45 days prior to such final date, sufficiently in advance of such final date to allow IDB and the Participants to comply with such requirement through reasonable, good faith efforts; provided, further, that the limitation on the obligations of the Company to pay Taxes set forth in this sentence shall not apply if such requirement to provide the certification, identification, information, documentation or other reporting would materially prejudice the legitimate legal or commercial position of such Participant, as such Participant determines in its reasonable discretion.

(b) In the event that the Company is required to pay any Taxes pursuant to Section 3.9(a), the Company shall promptly and, in any event, within 30 days after payment thereof deliver to IDB receipts evidencing such payment. All such receipts shall be originals, duplicate originals or duly certified or authenticated copies.

(c) If as a result of any payment made by the Company pursuant to Section 3.9(a), IDB or any Participant, as the case may be, determines in its reasonable judgment that it has incurred Taxes (net of any current credit or deduction actually realized by such Participant in respect of such payment) it would not otherwise have incurred, the Company hereby agrees to pay IDB, upon receipt from IDB of a certificate from IDB or such Participant, as the case may be, certifying to the incurrence of such Taxes and describing the calculation of the amount of such Taxes, an amount (after deduction of any Taxes imposed thereon) that shall be equal to such Taxes. Nothing herein shall require IDB or any Participant to submit any of its Tax returns or any part thereof to the Company or to prepare its Tax return other than as IDB or such Participant in its sole discretion shall determine.

(d) The Company shall pay any amount it is obligated to pay to IDB in respect of Taxes pursuant to this Section 3.9 within five Business Days of demand therefor.

3.10 Costs, Expenses and Losses. If, as a result of any failure by the Company to pay any Obligations due under this Agreement or any of the other Financing Documents on the due date therefor (after taking into account the Company's Installment Option pursuant to Section 3.14 and other than any such failure arising as a result of (x) a prepayment pursuant to Section 3.12 or Section 3.13 or (y) any of the circumstances described in Sections 7.1(a)(i)(x), 7.1(a)(i)(y), 7.1(a)(ii)(x) or 7.1(a)(ii)(y)), IDB or any Participant shall incur costs, expenses or losses, the Company shall pay on a net-after-tax basis, in Dollars, upon request by IDB, the amount of such actual costs, expenses and losses, as such costs, expenses and losses are identified in a certificate of IDB or the affected Participant, as the case may be, delivered by IDB to the Company. For the purposes of the preceding sentence, "costs, expenses or losses" shall include, without limitation, any interest paid or payable to cover any unpaid amount and any loss, premium, penalty or expense (but not in respect of lost profits or other consequential damages) which may be incurred in liquidating or employing deposits of or borrowings from third parties in order to make, maintain or fund the Loan or a Participation therein or any portion thereof (but in the case of a late payment, after taking into account any late payment interest received under Section 3.7).

3.11 Interest on the Loans. Subject to Section 3.7 and Section 3.14, the Company shall pay interest on the outstanding principal amount of the Loans from time to time in accordance with this Section 3.11.

(a) Interest Rates.

(i) The A1-A Loan shall bear interest at the A1-A Interest Rate.

(ii) The B1-A Loan shall bear interest at the B1-A Interest Rate.

(iii) The A1-BA Loan shall bear interest at the A1-BA Interest Rate.

(iv) The B1-BA Loan shall bear interest at the B1-BA Interest Rate.

For the avoidance of doubt, no amount of interest shall accrue or be owing with respect to the A1-BB Loan or the B1-BB Loan, as the amount of each such Loan is zero (US$0).

(b) Interest Accrual and Payment. Interest on the Loans will accrue from day to day and shall be prorated on the basis of a 360-day year and is payable in arrears on each Interest Payment Date.

(c) Additional Interest on Tranche BA Loans. The Company shall pay to IDB, on each B-A UIP Payment Date (as such term is defined below) relating to a B-A UIP Period (as such term is defined below), the amount of additional interest, if any ("B-A UIP Interest"), in respect of the Tranche BA Loan, payable as determined in accordance with the terms and conditions of this Section 3.11(c).

(i) B-A UIP Periods. For purposes of this Section 3.11(c):

(A) the period from and including December 15, 2006 to and including December 31, 2006 is referred to as the "Initial B-A UIP Period";

(B) each full Fiscal Year during the Additional Interest Period is referred to as an "Annual B-A UIP Period";

(C) the period from and including January 1, 2013 to and including the earlier of (A) the final payment date on which outstanding principal is paid on the Tranche BA Loan and (B) December 14, 2013, is referred to as the "Final B-A UIP Period"; and

(D) the first two fiscal quarters of any Fiscal Year with respect to which the Company makes a semi-annual Restricted Payment (other than the Management Fee) is referred to as a "Semi-Annual B-A UIP Period", and each Semi-Annual B-A UIP Period, Annual B-A UIP Period, the Initial B-A UIP Period and the Final B-A UIP Period, is referred to herein as a "B-A UIP Period".

If due to the prepayment in whole of the Tranche BA Loan or the early repayment of the Tranche BA Loan through the payment of Early Amortization Amounts, the final payment date on which outstanding principal is paid on the Tranche BA Loan occurs prior to January 1, 2013, then (a) the Annual B-A UIP Period in which such final payment date occurs shall not end on December 31st, but shall end on such final payment date, and (b) B-A UIP Interest shall be paid in respect of such Annual B-A UIP Period on such final payment date.

(ii) B-A UIP Payment Dates. For purposes of this Section 3.11(c):

(A) the "Initial B-A UIP Payment Date" shall be the date that is the earlier of (x) the first Interest Payment Date following the Shareholders' Meeting Date next succeeding December 31, 2006 and (y) May 1, 2007; provided, that if the relevant Shareholders' Meeting Date occurs on or after April 30, 2007 due to a Permitted Extension, then the Initial B-A UIP Payment Date shall be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date next succeeding December 31, 2006; provided, further, that if the Company exercises its option to determine B-A UIP Interest for the Initial B-A UIP Period based on its unaudited consolidated financial statements, then the Initial B-A UIP Payment Date shall be May 1, 2007;

(B) an "Annual B-A UIP Payment Date" shall be the date that is the earlier of (x) the first Interest Payment Date following the Shareholders' Meeting Date next succeeding the end of an Annual B-A UIP Period and (y) May 1st of the Fiscal Year next succeeding the end of such Annual B-A UIP Period; provided, that if the relevant Shareholders' Meeting Date occurs on or after April 30th of the

Fiscal Year next succeeding the end of such Annual B-A UIP Period due to a Permitted Extension, then the Annual B-A UIP Payment Date shall be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date next succeeding the end of such Annual B-A UIP Period; provided, further, that if the Company exercises its option to determine B-A UIP Interest for an Annual B-A UIP Period based on its unaudited consolidated financial statements, then the Annual B-A UIP Payment Date for such Annual B-A UIP Period shall be May 1st of the Fiscal Year next succeeding the end of such Annual B-A UIP Period;

(C) the "Final B-A UIP Payment Date" shall be the final payment date on which outstanding principal is paid on the Tranche BA Loan; and

(D) a "Semi-Annual B-A UIP Payment Date" shall be a date on or prior to the date on which the Company makes the relevant semi-annual Restricted Payment.

Each of the Initial B-A UIP Payment Date, each Annual B-A UIP Payment Date, the Final B-A UIP Payment Date and each Semi-Annual UIP Payment Date is referred to herein as a "B-A UIP Payment Date."

(iii) Calculation and Determination of B-A UIP Interest.

(A) Date of Determination of B-A UIP Interest. The Company shall make all calculations or determinations with respect to (x) B-A UIP Interest due and payable on any Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be, on the relevant Shareholders' Meeting Date (or, if the relevant Shareholders' Meeting Date has not occurred prior to such Annual B-A UIP Payment Date or Initial B-A UIP Payment Date, as the case may be, on April 30th), (y) B-A UIP Interest due and payable on any Semi-Annual B-A UIP Payment Date on the date of the meeting of the Board of Directors to approve the Company's semi-annual consolidated financial statements and (z) B-A UIP Interest due and payable on the Final B-A UIP Payment Date on the Business Day immediately preceding such Final B-A UIP Payment Date, and in the case of each of (x), (y) and (z), such calculation or determination shall be based on the U.S. Dollar Equivalent of any amount, to the extent necessary for such calculation or determination, as of the relevant date of calculation or determination.

(B) Calculation of B-A UIP Interest. The aggregate amount of B-A UIP Interest, if any, payable on any B-A UIP Payment Date shall be equal to the product of (w) the weighted average aggregate outstanding principal amount of the Tranche BA Loan during the related B-A UIP Period multiplied by (x) the Applicable B-A UIP Interest Rate (as defined below), multiplied by (y) the number of days in the relevant B-A UIP Period, divided by (z) 360. For the purposes of this clause (B), the weighted average aggregate outstanding principal amount of the Tranche BA Loan for any B-A UIP Period shall be calculated by dividing (1) the sum of the outstanding principal amount of the Tranche BA Loan on each day during such B-A UIP Period, by (2) the number of days in such B-A UIP Period.

(C) B-A UIP Interest Rates. The "Applicable B-A UIP Interest Rate" shall be determined as follows:

(1) If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the sum of Consolidated Adjusted EBITDA for each full fiscal quarter ending during the corresponding Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be (each, a "B-A UIP Reference Quarter")) is greater than US$160 million (or, with respect to a Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be, the Pro-Rated Portion (as defined below) of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 0.75% per annum;

(2) If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the sum of Consolidated Adjusted EBITDA for the relevant B-A UIP Reference Quarters) is greater than US$180 million (or, with respect to a Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be, the Pro-Rated Portion of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 1.25% per annum; and

(3) If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the sum of Consolidated Adjusted EBITDA for the relevant B-A UIP Reference Quarters) is greater than US$210 million (or, with respect to a Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be, the Pro-Rated Portion of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 2.00% per annum;

subject in each case to adjustment pursuant to Section 3.11(c)(iv) below and provided, however, that, if due to the prepayment in whole of the Tranche BA Loan or the early repayment of the Tranche BA Loan through the payment of Early Amortization Amounts, the Final B-A UIP Payment Date occurs on or after January 1, 2013 but prior to March 31, 2013, then the Applicable B-A UIP Interest Rate for the Final B-A UIP Period shall be determined by reference to Consolidated Adjusted EBITDA for the preceding Annual B-A UIP Period.

For the avoidance of doubt, any reference to B-A UIP Interest herein shall mean B-A UIP Interest, as adjusted pursuant to the UIP True-Up (as defined below), if applicable, and shall exclude the A1-BA Interest Rate and the B1-BA Interest Rate on the Tranche BA Loan set forth in Section 3.11(a).

"Pro-Rated Portion" means, with respect to (i) the Semi-Annual B-A UIP Period, 50% and (ii) the Final B-A UIP Period, a fraction, the numerator of which is equal to the number of B-A UIP Reference Quarters included in such Final B-A UIP Period and the denominator of which is equal to 4.

(iv) Calculation of UIP True-Up. If the Company pays B-A UIP Interest on any Semi-Annual B-A UIP Payment Date during an Annual B-A UIP Period, the Initial B-A UIP Period or the Final B-A UIP Period, following the end of such B-A UIP Period, the Company shall recalculate the amount of B-A UIP Interest that is due and payable in respect of such entire Annual B-A UIP Period, Initial B-A UIP Period or Final B-A UIP Period, as the case may be. The amount of B-A UIP Interest that will be due and payable with respect to the weighted average aggregate outstanding principal amount of the Tranche BA Loan on the relevant B-A UIP Payment Date in respect of such Annual B-A UIP Period, Initial B-A UIP Period or Final B-A UIP Period, as the case may be, will be equal to the difference, if positive, between (x) the amount of B-A UIP Interest that is due and payable in respect of such Annual B-A UIP Period, Initial B-A UIP Period or Final B-A UIP Period, as the case may be, and (y) the amount of B-A UIP Interest that was paid by the Company on the preceding Semi-Annual B-A UIP Payment Date (the "UIP True-Up").

(v) Other Matters.

(A) Audited and Unaudited Financial Statements. In computing B-A UIP Interest with respect to any B-A UIP Period, the Company shall use audited consolidated financial statements for any calculation or determination of B-A UIP Interest with respect to any B-A UIP Period other than the Final B-A UIP Period and the Company may use unaudited consolidated financial statements for any calculation or determination of B-A UIP Interest with respect to the Final B-A UIP Period; provided, however, that if the date by which the Company is required to file its audited consolidated financial statements with the CNV is extended by the CNV to a date beyond April 30th of the relevant year, the Company may use its unaudited consolidated financial statements for the calculation or determination of B-A UIP Interest (other than for the calculation or determination of B-A UIP Interest for a Semi-Annual B-A UIP Period). Further, in computing B-A UIP Interest with respect to any B-A UIP Period, the Company will (x) be permitted to rely in good faith on the consolidated financial statements that are available on the date of determination, and (y) use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV. The Company shall calculate and determine B-A UIP Interest for a Semi-Annual B-A UIP Period on the basis of the Company's audited consolidated financial statements for the two fiscal quarters comprising such Semi-Annual B-A UIP Period.

(B) B-A UIP Interest Paid After May 1. If, due to a Permitted Extension, the Company does not pay B-A UIP Interest by May 1st in any Fiscal Year in which B-A UIP Interest is determined by the Company to be due and payable in respect of the preceding Annual B-A UIP Period or Initial B-A UIP Period, as the case may be (other than due to exercise of its Installment Option), then additional interest shall accrue on the aggregate amount of such B-A UIP Interest due and payable, at a rate or rates per annum equal to the applicable A1-BA Interest Rate or B1-BA Interest Rate, as the case may be, for the Tranche BA Loan for such preceding Annual B-A UIP Period or Initial B-A UIP Period, as the case may be, for the period from and including May 1st of such Fiscal Year to but excluding the Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be. The Company shall pay such additional interest on the Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be.

(C) Additional B-A UIP Amount. If the Company determines and pays B-A UIP Interest for any B-A UIP Period based on its unaudited consolidated financial statements, as soon as reasonably practicable after (but in no case more then 10 Business Days after) the date on which the Company's audited consolidated financial statements for the relevant B-A UIP Period become available, the Company will recalculate Consolidated Adjusted EBITDA based on such audited consolidated financial statements and, if such recalculation results in a higher Applicable B-A UIP Interest Rate with respect to such B-A UIP Period, the Company will pay IDB an amount (the "Additional B-A UIP Amount") equal to the difference between (x) the interest amount that would have been paid by the Company in respect of such B-A UIP Period based on such higher Applicable B-A UIP Interest Rate and (y) the corresponding interest amount previously paid in respect of such B-A UIP Period based on a lower Applicable B-A UIP Interest Rate. In addition, the Additional B-A UIP Amount will bear interest from and including the relevant B-A UIP Payment Date to which such Additional B-A UIP Amount relates to but excluding the date on which the Company pays any such Additional B-A UIP Amount at a rate per annum equal to the applicable A1-BA Interest Rate or B1-BA Interest Rate, as the case may be, for the Tranche BA Loan in effect on the relevant B-A UIP Payment Date for the Tranche BA Loan.

(D) Subsequent Adjustments of Financial Statements. Any action (x) taken by the Company in good faith in connection with this Section 3.11(c) in accordance with the requirements hereof in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant B-A UIP Period and (y) deemed to be in violation of the requirements hereof as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements hereof.

3.12 Optional Prepayment.

(a) Tranche A Loan. Subject to Section 3.12(d), the Company may, at its option, prepay all or any portion of the Tranche A Loan from time to time on any Interest Payment Date, at a prepayment price (expressed as a percentage of the principal amount of the Tranche A Loan to be prepaid) of 100.0%.

(b) Tranche BA Loan. From and after the date on which there is no principal amount outstanding under any of the Tranche A Debt Obligations and subject to Section 3.12(d), the Company may, at its option, prepay all or any portion of the Tranche BA Loan from time to time on any Interest Payment Date, at the following prepayment prices (expressed as a percentage of the principal amount of the Tranche BA Loan to be prepaid set forth opposite such period):

Year 1	102.0%
Year 2	102.0%
Year 3	102.0%
Year 4	102.0%
Year 5	101.5%
Year 6	101.5%
Year 7	101.0%
Year 8	101.0%
Year 9	100.5%

(c) [Intentionally Omitted.]

(d) Notice and Other Conditions to Prepayments. Optional prepayments may be made pursuant to each of Section 3.12(a), (b) and (c), provided that:

(i) The Company simultaneously pays all accrued and unpaid interest on the principal amount of the Loan to be prepaid and all other Obligations then due and payable hereunder or under any other Financing Document with respect to such principal amount;

(ii) In the case of a prepayment of only a portion of the Tranche A Loan or Tranche BA Loan, the principal amount of the Loan prepaid shall not be less than US$1 million;

(iii) If IDB so requires, the Company delivers to IDB, prior to the date of prepayment, evidence reasonably satisfactory to IDB that all consents and Authorizations, if any, necessary in respect of the prepayment have been obtained;

(iv) IDB shall apply amounts prepaid under this Section 3.12 to the outstanding repayment installments of the Loan with respect to which the optional prepayment is made, ratably with respect to the remaining scheduled principal payments of such Loan;

(v) The Company has provided notice to IDB (with a copy of such notice provided simultaneously to the Paying Agent) of any optional prepayment of a Loan not less than 60 nor more than 90 days prior to the prepayment date, which notice shall be in the form attached as Exhibit K hereto and shall be revocable up to 30 days prior to the prepayment date, and shall (subject to Section 3.12(e)) make the prepayment in accordance with such notice, unless such notice is properly revoked. Such notice shall include, at a minimum, (A) the prepayment date, (B) the prepayment amount with respect to the Loans, (C) the prepayment price, (D) a summary description of IDB's Refusal Right (as defined below), indicating the date by which IDB may exercise its Refusal Right, if applicable, (E) a form of Refusal Notice (as defined below), if applicable, and (F) the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, which the Company intends to prepay or redeem, as the case may be;

(vi) (A) If the Company elects to prepay all or a portion of the Tranche A Loan or the Tranche BA Loan, as the case may be, the Company shall also (x) elect to redeem a corresponding proportion of the Series A Notes or Series B-A Notes, as the case may be, (y) elect to redeem a corresponding proportion of the Series A-P Notes or Series B-A-P Notes, as the case may be, and (z) elect to prepay under the Other IDB Loan Agreement, a corresponding proportion of the Tranche A Loan or Tranche B-A Loan (each, as defined in the Other IDB Loan Agreement), as the case may be. (B) Similarly, if the Company elects to redeem all or a portion of the Series A-P Notes or Series B-A-P Notes, as the case may be, the Company shall also (x) elect to redeem a corresponding proportion of the Series A Notes or Series B-A Notes, as the case may be, (y) elect to prepay a corresponding proportion of the Tranche A Loan or the Tranche BA Loan, as the case may be, and (z) elect to prepay under the Other IDB Loan Agreement, a corresponding proportion of the Tranche A Loan or Tranche B-A Loan (each, as defined in the Other IDB Loan Agreement). (C) Similarly, if the Company elects to redeem all or a portion of the Series A Notes or Series B-A Notes, as the case may be, the Company shall also (x) elect to redeem a corresponding proportion of the Series A-P Notes or Series B-A-P Notes, as the case may be, (y) elect to prepay a corresponding proportion of the Tranche A Loan or the Tranche BB Loan, as the case may be, and (z) elect to prepay under the Other IDB Loan Agreement, a corresponding proportion of the Tranche A Loan or Tranche B-A Loan (each, as defined in the Other IDB Loan Agreement). (D) Similarly, if the Company elects to prepay under the Other IDB Loan Agreement all of a portion of the Tranche A Loan or Tranche BA Loan (each, as defined in the Other IDB Loan Agreement), as the case may be, the Company shall also (x) elect to redeem a corresponding proportion of the Series A Notes or Series B-A Notes, as the case may be, (y) elect to prepay a corresponding proportion of the Tranche A Loan or the Tranche BA Loan, as the case may be, and (z) elect to redeem a corresponding proportion of the Series A-P Notes or Series B-A-P Notes, as the case may be. The aggregate principal amount of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, specified in any notices of optional prepayment and optional redemption provided by the Company (x) pursuant to Section 3.12(d), (y) pursuant to Section 11.9 of the Indenture and (z) pursuant to Section 3.12(d) of the Other IDB Loan Agreement is referred to as the "Aggregate Prepayment Amount".

(vii) The Company shall provide to IDB a copy of the related optional redemption notice provided pursuant to Section 11.9 of the Indenture.

(e) <u>Right of Refusal.</u> If the Company elects to prepay or redeem only a portion of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, then, subject to the

Company's Optional Prepayment Reallocation Right pursuant to Section 3.12(f) below, IDB shall have the right to refuse to have its Tranche A Loan or Tranche BA Loan, as the case may be, prepaid, in whole or in part, upon giving the Company notice of such refusal ("Refusal Notice"), in the manner set forth below, within 20 Business Days after the date of the optional prepayment notice provided pursuant to Section 3.12(d). Each of the Indenture and the Other IDB Loan Agreement also provides, respectively, (x) holders of the Initial Notes and (y) IDB as lender under the Other IDB Loan Agreement, in each case a corresponding refusal right with respect to optional prepayment or optional redemption by the Company of such debt obligations, and any reference to a "Refusal Right" in this Section 3.12 shall refer to IDB's refusal right hereunder and also to the corresponding refusal right under Section 11.9 of the Indenture and Section 3.12(e) of the Other IDB Loan Agreement, and any reference to a "Refusing Holder" in this Section 3.12(e) shall refer to IDB as a refusing creditor under this clause and also refer to (xx) a holder of an Initial Note that exercises such corresponding refusal right under Section 11.9 of the Indenture and (yy) IDB, as lender under the Other IDB Loan Agreement, if IDB exercises its corresponding refusal right under Section 3.12(e) of the Other IDB Loan Agreement.

Upon IDB's exercise of its Refusal Right, IDB shall forward to the Company the Refusal Notice, which notice must be received by the Company in accordance with the terms and conditions set forth herein.

If the Company elects to prepay or redeem only a portion of the Tranche A Debt Obligations or Tranche B-A Debt Obligations and the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, that IDB and the holders of the Initial Notes (IDB, together with such holders, the "Holders") initially agree to accept for prepayment or redemption, as the case may be, exceeds the Aggregate Prepayment Amount, the Company will allocate such Aggregate Prepayment Amount among the Holders that accepted amounts for prepayment or redemption, as the case may be, on a pro rata basis, in proportion to the principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, such Holders initially agreed to accept for prepayment or redemption.

If the Aggregate Prepayment Amount exceeds the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, that the Holders initially agreed to accept for prepayment or redemption, as the case may be (such excess amount, the "Excess Amount"), then on the optional prepayment date or optional redemption date, as the case may be, each Holder will accept as an optional prepayment or optional redemption, as the case may be, the amount such Holder initially agreed to accept for prepayment or redemption. The Company may prepay and redeem the Excess Amount in accordance with Section 3.12(f).

For the avoidance of doubt, the amount of an optional prepayment or optional redemption, as the case may be, that a Holder initially agrees to accept shall be (i) if a Refusal Notice has not been received by the Company in respect of such Holder, the aggregate principal amount of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, held by such Holder, or (ii) if a Refusal Notice has been received by the Company in respect of such Holder, the difference, if any, between (x) the aggregate principal amount of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, held by such Holder minus (y) the amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, such Holder refused to accept for prepayment or redemption, as the case may be, as set forth in such Holder's Refusal Notice.

(f) Optional Prepayment Reallocation Right. If there is an Excess Amount, then the Company may provide a notice of such Excess Amount to the Refusing Holders, and such Refusing Holders may elect, within 10 days of the date of such notice, to accept such Excess Amount (or a portion thereof) as an additional optional prepayment or optional redemption, as the case may be; provided, that to the extent that the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, elected by such Refusing Holders to be redeemed or prepaid, as the case may be, exceeds the Excess Amount available for redemption or prepayment, the Company will allocate such Excess Amount among such Refusing Holders on a pro rata basis, based on the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, such Refusing Holders agreed to accept for redemption or prepayment, as the case may be, from such Excess Amount.

If the Company has provided such notices, and after such 10-day notice period has expired, the aggregate principal amount of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, specified in the initial notices of optional prepayment and optional redemption provided by the Company pursuant to Section 3.12(d), Section 11.9 of the Indenture and Section 3.12(d) of the Other IDB Loan Agreement, continues to exceed the aggregate principal amount of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, that the Company is permitted to prepay or redeem, as the case may be (such excess amount, the "Prepayment Reallocation Amount"), then the Company shall have the unconditional right (the "Optional Prepayment Reallocation Right"), upon not less than 15 days' notice to the Refusing Holders with respect to such optional prepayment and optional redemption, to prepay or redeem, as the case may be, on the prepayment date for such optional prepayment or the redemption date for such optional redemption, as the case may be, on a pro rata basis (based on the respective Shortfall Amounts (as defined below) of such Refusing Holders), an amount of such Refusing Holders' Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, equal to the Prepayment Reallocation Amount, at the prepayment price for such optional prepayment or at the redemption price for such optional redemption, as the case may be, and each such Refusing Holder shall be required to accept such optional prepayment or optional redemption, as the case may be.

IDB may, upon notice to the Company, assign any prepayment amount it receives from the Company pursuant to this Section 3.12 to IDB as lender under the Other IDB Loan Agreement and, upon such assignment, such amount shall be deemed an optional prepayment under the Other IDB Loan Agreement and not as an optional prepayment under this Agreement.

The "Shortfall Amount" means, with respect to any Holder, the amount by which (x) the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, that such Holder has accepted for redemption or prepayment, as the case may be (including any amount accepted by such Holder in respect of the Company's initial notice of prepayment or redemption, as the case may be, and any portion of the Excess Amount that such Holder has accepted for prepayment or redemption, as the case may be), is less than (y) such Holder's Pro Rata Share (as defined below) of the Aggregate Prepayment Amount. A Holder's "Pro Rata Share" means the quotient obtained by dividing (x) the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, held by such Holder as of the date for the optional prepayment or optional redemption (prior to any optional prepayment or optional redemption made on such date), by (y) the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, outstanding as of the date for the optional prepayment or optional redemption (prior to any optional prepayment or optional redemption made on such date).

Upon exercise of the Company's Optional Prepayment Reallocation Right, the Company shall forward to IDB a notice providing (i) a summary of the Optional Prepayment Reallocation Right and the manner in which such Optional Prepayment Reallocation Right shall be exercised, (ii) the Prepayment Reallocation Amount, (iii) the date on which the Company will prepay the Loans, (iv) the prepayment price and (v) IDB's Pro Rata Share and Shortfall Amount.

3.13 Mandatory Prepayment.

(a) Prepayments Upon Change in Control.

(i) If at any time there shall occur any Change in Control, then IDB shall have the right ("Change in Control Prepayment Right") to require the Company to prepay (upon written notice to the Company within 25 days following IDB's receipt of a Change in Control Notice pursuant to Section 3.13(a)(ii)), and upon the exercise of such right by IDB the Company shall prepay, all or any portion of the Loans as may be elected by IDB, on a date (the "Change in Control Prepayment Date") that is not later than 60 days after the date the notice of any such Change in Control is delivered to IDB. Such prepayment shall be made without penalty or premium, in cash equal to the principal amount of such Loans then outstanding that IDB has elected to require the Company to repay, plus accrued and unpaid interest and any other Obligations then due to but excluding the Change in Control Prepayment Date.

(ii) Unless the Company has previously called for prepayment of all of the Loans then outstanding pursuant to Section 3.12 (provided that such notice of prepayment has not been revoked), on or before the 30th day after the occurrence of a Change in Control, the Company shall forward to IDB a notice (a "Change in Control Notice"), providing (x) the Change in Control Prepayment Date, and (y) the date by which IDB must deliver to the Company irrevocable notice concerning its exercise of its Change in Control Prepayment Right.

(b) Prepayments from Cash Surplus. Subject and pursuant to the terms, conditions and procedures described in Annex C hereto, the Company will apply a portion of its Cash Surplus to make annual (and, in certain cases, semi-annual or quarterly) prepayments of principal in respect of the Tranche A Loan and the Tranche B Loan.

(c) Prepayments from Asset Sale Proceeds. If in accordance with Section 6.2(j), the Company or any Subsidiary of the Company consummates an Asset Sale, the Company will make payments to IDB pursuant to, and such payment amounts will be applied in accordance with, Section 6.2(j).

3.14 Installment Option. (a) In the event of a Convertibility Limitation, the Company will have the right, at its option (the "Installment Option"), to make any payment of interest, additional interest or any other amount that may constitute interest on the Loans (including any other amount then due and payable pursuant to Section 3.9), or principal on the Loans (including principal to be paid on any optional prepayment date or mandatory prepayment date), in up to three separate installments, with the first installment in respect of such payment being made on the relevant due date for such payment (the "First Installment Payment Date"), and any remaining installment(s) in respect of such payment being made no later than the third Business Day immediately succeeding the First Installment Payment Date; provided, that additional interest shall accrue on the aggregate amount of each installment to be made after the First Installment Payment Date at a rate equal to:

(i) in the case of any payment of interest, the applicable rate of interest in effect immediately prior to the corresponding First Installment Payment Date and upon which such payment of interest was calculated and determined (without giving effect to any other rate of interest that was in effect at such time for the purpose of calculating and determining another interest payment or component or portion of such interest payment that is otherwise due on such Interest Payment Date); and

(ii) in the case of any payment of principal, the applicable Base Rate of Interest in effect for purposes of calculating and determining interest to be paid on such principal amount immediately prior to the corresponding First Installment Payment Date.

(b) Such additional interest shall accrue from and including the First Installment Payment Date to but excluding the date upon which such installment is paid. Such additional interest shall be determined on the basis of a 360-day year and the actual number of days elapsed for which such interest is payable and be payable on the same date upon which such installment is payable.

SECTION 4

REPRESENTATION AND WARRANTIES

4.1 Representations on Signing. The Company acknowledges that IDB has entered into this Agreement in full reliance on representations and warranties made by the Company in this Section 4, and the Company hereby represents and warrants to IDB that:

(a) Status. The Company is a sociedad anónima duly incorporated with limited liability and validly existing under the laws of Argentina.

(b) Power and Authorization; Enforceable Obligations. The Company and each Subsidiary has full power and authority to own its assets, to conduct its business as now conducted and as proposed to be conducted by it, to execute, deliver and perform this Agreement, the Notes, the Pagarés and the other Transaction Documents to which it is a party, to take all action as may be necessary to complete the transactions contemplated hereunder and thereunder and to borrow hereunder. The Company has taken all necessary corporate and legal action to duly authorize the borrowings contemplated hereunder and to duly authorize the execution, delivery and performance of this Agreement, the Notes, the Pagarés and the other Transaction Documents to which it is a party. Each of this Agreement and the other Transaction

Documents to which the Company is a party has been duly executed and delivered by the Company and constitutes, and each of the Notes, the Pagarés and the other Transaction Documents to which the Company is to become a party will upon execution and delivery thereof by the Company and the other parties thereto (if any) constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

(c) Organization and Ownership of Shares of Subsidiaries.

(i) Schedule 4 contains (except as noted therein) complete and correct lists of the Company's Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its Capital Stock outstanding owned by the Company and each other Subsidiary.

(ii) All of the outstanding shares of Capital Stock of each Subsidiary shown in Schedule 4 as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 4).

(iii) Each Subsidiary identified in Schedule 4 is a sociedad anónima duly organized and validly existing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(iv) No Subsidiary is a party to, or otherwise subject to any legal restriction or any agreement (other than this Agreement, the agreements listed on Schedule 6 and customary limitations imposed by corporate law statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of Capital Stock of such Subsidiary.

(d) No Violation. The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company or any Subsidiary is a party, and the borrowings by the Company contemplated hereunder and the use of the proceeds thereof, do not or will not conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default or require any consent under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of the Company or any Subsidiary pursuant to:

(i) any Applicable Law by which the Company, any Subsidiary or any of their respective assets are bound or affected;

(ii) any Organizational Document of the Company or any Subsidiary or any resolutions of their respective boards of directors;

(iii) any Contractual Obligation of the Company or any Subsidiary; or

(iv) the Basic Legislation.

(e) Consents.

(i) Except for those Authorizations and other consents and approvals that have been obtained and are in full force and effect, no Authorizations or other consents or approvals or notices of or to any Person are required in connection with (i) the participation by the Company or any Subsidiary in the transactions contemplated by this Agreement and the other Transaction Documents, (ii) the validity and enforceability of the Transaction Documents, (iii) the execution, delivery and performance by the Company or any Subsidiary of the Transaction Documents to which it is a party; and

(ii) the Company has provided to IDB copies of all governmental, corporate, creditors', shareholders', and other necessary licenses, approvals, consents and other Authorizations, including any approval or consent under the License, required in connection with: (i) the execution, delivery, performance, validity and enforceability of this Agreement and the other Transaction Documents (and the consummation of the transactions contemplated hereby and thereby); (ii) the payment by the Company to IDB or its assigns at the office of the Paying Agent in New York, New York in Dollars of all amounts payable under this Agreement and the other Financing Documents; and (iii) ensuring that the performance by the Company of its obligations under this Agreement and the other Transaction Documents to which it is a party do not and will not cause a breach of any of its Contractual Obligations or any Applicable Law or Organizational Document by which it is bound.

(f) No Default. (i) No event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a contravention of, or default under, the Basic Legislation or any Contractual Obligation of the Company or any Subsidiary except for such events that could not be reasonably expected to have a Material Adverse Effect; and (ii) no such default or contravention will occur as a result of the execution, delivery or the performance by the Company of its obligations under this Agreement and the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby and thereby; and (iii) no Event of Default or Potential Event of Default has occurred and is continuing, except in each case (i) to (iii) above for such events or defaults as to which waivers are being granted pursuant to the Waiver Agreement.

(g) Litigation. No litigation, investigation or proceeding of or before any arbitrator or Authority is pending or, to the best knowledge of the Company, threatened against or affecting the Company or any Subsidiary, or against or affecting any of their respective properties, rights, revenues or assets either (i) with respect to this Agreement or any of the Transaction Documents (or any of the transactions contemplated hereby or thereby); or (ii) that could be reasonably expected to have a Material Adverse Effect (either individually or in the aggregate).

(h) Taxes.

(i) Each of the Company and each of its Subsidiaries has timely and duly filed or caused to be filed all material Tax returns which are required to be filed by it, and has timely and duly paid or caused to be paid all Taxes shown to be due and payable on such returns or on any assessments made against it or any of their respective property and all other Taxes required to be paid by the Company or any Subsidiary, except Taxes which are being contested in appropriate proceedings by the Company in good faith and, with respect to which, adequate reserves have been established on the books of the Company in accordance with Argentine GAAP;

(ii) all material Taxes required to be withheld by the Company or any of its Subsidiaries have been timely and duly withheld and properly paid to the appropriate Authority;

(iii) except as otherwise disclosed in the Company's financial statements, the Company has not received notice of any pending, nor to the Company's knowledge are there any threatened, audits, examinations, investigations, proceedings or claims with respect to any Tax of the Company or any of its Subsidiaries;

(iv) except as otherwise disclosed in the Company's financial statements, the Company has not received notice of any Lien with respect to Taxes that has been filed nor, to the Company's knowledge, has any Lien with respect to Taxes been threatened, against any asset of the Company or any of its Subsidiaries;

(v) no Taxes will be imposed by the United States of America or Argentina (in each case, including any political subdivision thereof or taxing authority therein) upon or with respect with the execution, delivery, enforcement, registration or notarization of any Financing Document or the consummation of any transaction contemplated thereby or any combination thereof;

(vi) on the Effective Date, under the laws of Argentina, no Tax is required to be deducted or withheld from any payment due under any Financing Document (whether on account of principal, interest, fees, costs, expenses, indemnities or other Obligations), and to the extent any such deduction or withholding is required, Section 3.9 of this Agreement shall apply thereto; and

(vii) neither IDB nor any Participant will be subject to any Tax imposed by Argentina (or any political subdivision thereof or taxing authority therein) in connection with the sale or other disposition of the Financing Documents.

(i) Financial Statements.

(i) The balance sheets of the Company as at December 31, 2003 and December 31, 2002 and the related statements of income and of cash flows for the Fiscal Years ended on each such date, reported on by the Auditors, copies of which have heretofore been furnished to IDB, are complete and correct, were prepared in accordance with Argentine GAAP consistently applied (except as otherwise discussed in the notes to such statements) and present fairly the financial condition of the Company as at such dates, and the results of its operations and its cash flows for the Fiscal Years then ended.

(ii) The consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2003 and the related statements of income and of cash flows for the six-month period ended on such date, reported on by the Auditors, copies of which have heretofore been furnished to IDB, are complete and correct, were prepared in accordance with Argentine GAAP consistently applied (except as otherwise discussed in the notes to such statements) and present fairly the financial condition of the Company and its Subsidiaries as at such date, and the results of its operations and its cash flows for the six-month period then ended, provided, for the avoidance of doubt, that this subsection 4.1(i)(ii) shall not create an obligation on the part of the Company to furnish audited financial statements except to the extent required by Section 6.1(d).

(iii) All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with Argentine GAAP applied consistently throughout the periods involved (except as approved by the Auditors or Authorized Representative, as the case may be, and disclosed therein).

(iv) The Company did not have, at the date of the most recent balance sheet referred to above, any material guarantee obligation, contingent liability or liability for taxes, or any long-term lease or unusual forward or long-term commitment, including, without limitation, any interest rate or foreign currency swap or exchange transaction, which is not reflected in the foregoing statements or in the notes thereto.

(v) During the period from December 31, 2003 to and including the date hereof there has been no sale, transfer or other disposition by the Company or any Subsidiary of any material part of its business or property and no purchase or other acquisition of any business or property (including any Capital Stock of any other Person) material in relation to the financial condition of the Company and its Subsidiaries at December 31, 2003.

(j) Ownership of Property; Liens. The Company and its Subsidiaries have such title to their respective properties as is necessary to utilize such properties in the manner in which the Company utilizes such properties as of the Effective Date that individually or in the aggregate are material, including all such properties reflected in the most recent audited balance sheet filed by the Company with the CNV or purported to have been acquired by the Company or any Subsidiary after such date (except as sold or otherwise disposed of in the ordinary course of business); and none of the properties, revenues or assets of the Company or any Subsidiary are subject to any Lien, and the Company is not a party to, nor is any of its properties, revenues or assets bound by, any Contractual Obligation that requires the Company or any Subsidiary to create, assume or permit to exist any Liens, other than any Liens permitted by Section 6.2(c).

(k) Other Information. All financial, environmental and other information provided to IDB in connection with the transactions contemplated by this Agreement and the First 1999 IDB Loan Agreement (including, without limitation, any certificate or other document delivered to IDB by or on behalf of the Company in connection with any Financing Document) was true and accurate in all material respects at the time it was provided to IDB, and the Company has no knowledge of any facts or circumstances that would make such information untrue or inaccurate in any material respect, nor has anything occurred since such information was delivered to IDB which, to the knowledge of the Company, renders any statement therein untrue or inaccurate in any material respect.

(l) Enforceability. Each of this Agreement and the other Transaction Documents is in proper form under the laws of Argentina for enforcement thereof in accordance with their respective terms in the courts of Argentina, and any judgment for the payment of money against the Company obtained in the courts of the State of New York or the courts of the United States of America for the Southern District of New York relating to this Agreement or any of the other Transaction Documents pursuant to which the Company has submitted to the jurisdiction of such courts will be recognized and enforced in the federal courts of Argentina; provided that such judgment satisfies the requirements of Articles 517 through 519 of Law 17,454 as amended by Law No. 22,434 (National Code of Civil and Commercial Procedures).

(m) Immunity. Neither the Company nor any of its revenues, assets or properties have any right of immunity, on the ground of sovereignty or otherwise, from service of process or the jurisdiction of any court in connection with any suit, action or proceeding arising out of or relating to its obligations under this Agreement or the Financing Documents or from the execution or enforcement of any judgment resulting therefrom, and if the Company or any of its revenues, assets or properties should become entitled to any such right of immunity, the Company has effectively waived such right pursuant to Section 9.13 of this Agreement. The obligations of the Company under this Agreement and the Financing Documents may be enforced (by judgment and levy) in accordance with their respective terms in a proceeding at law in any competent court in Argentina at the suit of IDB or any Participant, provided, however, that (i) if this Agreement or any of the Financing Documents are enforced before the courts of the City of Buenos Aires, the payment of a court tax of 3% on the amount of the claim is required, and (ii) an official Spanish translation of this Agreement or one or more of the Financing Documents, as the case may be, is required to be an action thereon in the courts of Argentina, and provided, further, that, pursuant to Law No. 24,573 and its regulatory decree No. 1021/95, as of April 25, 1996, certain obligatory mediation procedures must be exhausted prior to the initiation of lawsuits in Argentina, with the exception, among others, of bankruptcy and executory proceedings, which executory proceedings include the enforcement of foreign judgments, in which case mediation procedures remain optional for the plaintiff. Subject to the foregoing, any judgment against the Company of a state or Federal court in the State of New York, United States, which satisfies the requirements of Articles 517 through 519 of Law 17,454, as amended (Argentine National Code of Civil and Commercial Procedures), is capable of being enforced in the courts of Argentina.

(n) Pari Passu. The obligations of the Company under this Agreement, the Other IDB Loan Agreement, the Notes and the Pagarés do rank and will rank at least pari passu in priority of payment and in all other respects (except for such exceptions as are or may hereafter be provided by applicable law) amongst themselves and with all other unsecured, unsubordinated Indebtedness of the Company outstanding at any time. The Company has no secured Indebtedness.

(o) Management Agreements. (i) The Technical Assistance Agreement is the only Contractual Obligation to which the Company or any Subsidiary is a party in respect of the management, supervision and technical assistance relating to its business; and (ii) except for the Technical Assistance Agreement, there are no Contractual Obligations between or among the Company or any Subsidiary and any shareholder of the Company or any Subsidiary, or any Affiliate of any such Person, other than any such Contractual Obligation the termination of which would not have a Material Adverse Effect; and all such Contractual Obligations (A) outside the ordinary course of business that involve aggregate consideration in excess of US$10,000,000 over the life thereof or (B) with any Affiliate in respect of the management, supervision and technical assistance relating to its business of the Company (whether or not in the ordinary course of business) that involve aggregate consideration in excess of US$5,000,000 over the life thereof are described in Schedule 6.

(p) Insurance. The Company and each Subsidiary maintains, with insurers that the Company reasonably believes are financially sound and reputable, insurance with respect to its business and properties to the extent that property of similar characteristics to that of the Company is usually so insured by actual gas transportation companies (whether within or outside Argentina) in accordance with good business practice, provided, however, that the Company does not maintain insurance covering material damages to the Company's property with respect to its pipeline assets to the extent they do not pass under rivers or other bodies of water; and policies evidencing such insurance are in full force and effect at all times and, to the Company's knowledge, no event or circumstance has occurred, nor has there been any omission to disclose a fact, that would entitle any insurer to avoid or otherwise reduce its liability under any such insurance to less than the amount provided in the relevant policy.

(q) Environmental Matters.

(i) The Properties do not contain any Hazardous Materials, Contamination or underground storage tanks which may reasonably be expected to result in a material impact on the environment and no Release in violation of any Environmental Law of any Hazardous Material has occurred on, above or under the Properties;

(ii) the Company's existing facilities, equipment and Properties do not and will not contain any mercury, fluids containing polychlorinated biphenol compounds (PCBs) or materials containing uncontrolled or uncontained asbestos or asbestos that could become friable;

(iii) the Company's existing operations and Properties currently are in compliance in all material respects with all Environmental Requirements;

(iv) neither the Company nor any Subsidiary has received any written notice of any material violation or advisory action or any written notice of claim or threatened claim from or by any Person regarding environmental matters or environmental compliance affecting the Properties;

(v) to the best of the Company's knowledge, Hazardous Materials have not been generated, stored, treated, disposed of or transferred at or from the Properties to any other location, except in compliance in all material respects with all applicable Environmental Laws;

(vi) there are no material proceedings, governmental administrative actions or judicial proceedings pending or, to the best of the Company's knowledge, threatened under any Applicable Law regulating Hazardous Materials or substances or the Release thereof into the environment, to which Company or any Subsidiary is named as a party;

(vii) the environmental reports made available or delivered to IDB prior to the date hereof constitute all material written environmental reports, summaries, investigative conclusions and memoranda commissioned by or on behalf of the Company or any Subsidiary, or in the possession of the Company or any Subsidiary, or as to which the Company has knowledge and access, with respect to the environmental condition of the Properties; and IDB has been provided with true and complete copies of such environmental reports; and

(viii) the Company has complied with, and as of the date hereof is in compliance with, the requirements of Sections 6.1(e)(v) (except to the extent the Company received a waiver of such requirement pursuant to the Waiver Agreement), (m), (n) and (w) of the First 1999 IDB Loan Agreement.

(r) Transaction Documents.

(i) Each copy of the Transaction Documents delivered to IDB on the Effective Date is a correct and complete copy of such Transaction Document as in force at that time;

(ii) there are no documents, contracts, agreements or arrangements to which the Company is a party or by which it is bound that amend, supplement or otherwise modify any Transaction Document except for those that have been delivered to IDB;

(iii) except as disclosed to IDB in writing from time to time:

(A) each Transaction Document is in full force and effect in all material respects; and

(B) neither the Company nor any Subsidiary has received any notice, canceling, suspending or terminating or amending or modifying in any material respect any Transaction Document (or purporting to do any of the foregoing); and

(iv) the versions of the Technical Assistance Agreement delivered to IDB prior to the date hereof contain complete and accurate transcriptions of the terms of such agreement.

(s) Bankruptcy/Insolvency/Winding-up. Except for any (A) attempted restructuring by the Company pursuant to the Restructuring Agreement, under, and otherwise in accordance with, the

Argentine Bankruptcy Law No. 24,522, (as amended by Argentine Bankruptcy Law No. 25,589), (B) actions taken in accordance with the Restructuring Agreement and pursuant to Section 304 of the United States Bankruptcy Code, as amended ("Section 304"), or (C) any other actions taken in accordance with the Restructuring Agreement and pursuant to any plan of restructuring in accordance with the APE or Section 304:

(i) No court having jurisdiction has entered any decree or order for relief in respect of the Company in an involuntary case under Argentine Law No. 24,522, as amended from time to time, or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect, nor has any administrator, receiver, trustee or intervenor for the Company been appointed for all or substantially all of the property of the Company and, in either case, where such decree or order remained uncontested and in effect for 30 consecutive days; and

(ii) the Company has not (A) commenced a voluntary case under Argentine Law No. 24,522, as amended from time to time, or any other applicable, bankruptcy, insolvency or other similar law now or hereafter in effect, (B) consented to the appointment of or taking possession by an administrator, receiver, trustee or intervenor for the Company for all or substantially all of the property of the Company or (C) effected any general assignment for the benefit of creditors; and

(iii) no event has occurred which, under the laws of any relevant Argentine jurisdiction, had an analogous effect to any of the events referred to in clauses (i) or (ii) above; and

(iv) no resolution has been passed or adopted by the directors or stockholders of the Company, nor has any judgment of a court of competent jurisdiction been made, that the Company be wound up or dissolved;

(t) Licensed/Qualified. It is not necessary under the Applicable Law of Argentina (i) in order to enable IDB to enforce its rights hereunder and under the other Financing Documents or (ii) solely by reason of the execution, delivery and performance of this Agreement and the other Financing Documents (and the consummation of the transactions contemplated hereby and thereby), that IDB or any Participant should be licensed, qualified or otherwise authorized to carry on business in Argentina.

(u) Domicile. Under the Applicable Law in effect on the Effective Date, neither IDB nor any Participant is or will be deemed to be resident, domiciled or carrying on business in Argentina solely by reason only of the execution, delivery, performance and/or enforcement of this Agreement and the other Financing Documents.

(v) Choice of Law. Under the laws of Argentina, the choice of New York law to govern this Agreement and the other Financing Documents containing a provision stating that New York governs such document is valid and binding. Under the procedural law applicable to procedures adhered to by Argentine federal courts, the consent to the jurisdiction of courts of the State of New York, and the courts of the United States of America for the Southern District of New York, by the Company in Section 9.13 is valid and binding and not subject to revocation, and service of process effected in the manner set forth in Section 9.13 will be effective to confer personal jurisdiction over the Company in such courts.

(w) Basic Legislation.

(i) There are no existing or, to the actual knowledge of the Company, proposed laws, rules and regulations other than the Basic Legislation which govern or would govern (A) the proceedings under which the License was awarded or (B) the gas transportation industry;

(ii) the Basic Legislation, including, without limitation, the License, is in full force and effect; and

(iii) none of the Basic Legislation or any such proceedings has been repealed, revoked or rescinded in whole or in part.

(x) Compliance with License. The Company is in compliance in all material respects with the License.

(y) ERISA. Neither the Company nor any Subsidiary is a party in interest within the meaning of Section 3(14) of ERISA with respect to any employee benefit plan (as defined in Section 3(3) of ERISA).

(z) Indebtedness. Schedule 2 correctly describes all secured and unsecured Indebtedness of the Company or any Subsidiary outstanding, or for which the Company or any Subsidiary has commitments, on the date of this Agreement, and identifies the collateral securing any secured Indebtedness. Except with respect to the Existing Debt Obligations, no event has occurred and no condition exists with respect to any Indebtedness of the Company or any Subsidiary or any instrument or agreement relating thereto that, with the giving of notice, the passing of time, or both, could reasonably be expected to permit one or more Persons to cause such Indebtedness to become due before its stated maturity or before its regularly scheduled dates of payment and, except as set forth on Schedule 2, no instrument or agreement applicable to or binding on the Company, any Subsidiary or any Affiliate contains any restrictions on the incurrence by the Company of additional Indebtedness hereunder.

(aa) Investment Company Act, Public Utility Holding Companies Act. The Company is not (a) an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended, or (b) a "holding company" as defined in, or otherwise subject to regulation under, the Public Utility Holding Company Act of 1935.

(bb) No Public Offering. Neither the Company nor anyone acting on behalf of the Company has taken, or will take, any action which would subject the issuance or sale of the Loans or Participations to Section 5 of the United States Securities Act of 1933, as amended, or otherwise require the registration, filing or qualification of the Loans or Participations under any applicable laws of the United States of America.

4.2 Acknowledgment and Warranty. The Company acknowledges that it has made the representations and warranties referred to in Section 4.1 with the intention of inducing IDB to enter into this Agreement and the other Financing Documents and that IDB has entered into this Agreement and the other Financing Documents on the basis of, and in full reliance on, such representations and warranties. The Company represents and warrants to IDB that each of such representations and warranties is true and correct in all material respects as of the date of this Agreement.

SECTION 5

CONDITIONS PRECEDENT TO EFFECTIVENESS

5.1 Conditions Precedent To Effectiveness. The effectiveness of this Agreement is subject to the condition precedent that:

(a) the Company has irrevocably and indefeasibly paid all amounts due and owing to IDB on or prior to the Effective Date, in accordance with the Restructuring Agreement (including without limitations such amounts due to IDB pursuant to Articles III, IV and V thereof);

(b) IDB shall have received the following legal opinions, each addressed to IDB and the Participants and each dated the Effective Date:

(i) the executed legal opinion of Sullivan & Cromwell LLP, special New York counsel to the Company, substantially in the form of Exhibit J-1;

(ii) the executed legal opinion of Enrique Prini Estebecorena, Esq., internal counsel to the Company, substantially in the form of Exhibit J-2; and

(iii) the executed legal opinion of Marval, O'Farrell & Mairal, special Argentine counsel to the Company, substantially in the form of Exhibit J-3.

Such opinions shall cover such additional matters incident to the transactions contemplated by this Agreement and the other Transaction Documents as IDB may reasonably request as a result of any change in law or fact relating to the Company, which change occurred or was discovered by IDB after the date of the Restructuring Agreement;

(c) the Company shall have irrevocably appointed CT Corporation Service as its agent for service of process pursuant to Section 9.13 until the Final Maturity Date and shall have paid in advance all fees in connection therewith, and arrangements satisfactory to IDB shall have been made for the appointment by the Company of all the agents for service of process required under any Financing Document to which IDB is a party;

(d) the authorization to the Auditors, substantially in the form of Exhibit I, shall have been duly executed and delivered by the Company to the Auditors, and the Company shall have delivered a copy thereof to IDB;

(e) the evidence of incumbency, signature authority and specimen signatures referred to in Section 9.2, in substantially the form of Exhibit G, shall have been duly executed and delivered by the Company to IDB;

(f) The Company shall have paid the Administration Fee and the Paying Agent Fee, in each case to the extent such fees are required to be paid on or prior to the date hereof pursuant to the Fee Letter; and

(g) the Company shall have duly executed and delivered to IDB Notes in substantially the forms of Exhibit A-1, Exhibit B-1, Exhibit C-1 and Exhibit D-1 hereto, evidencing the A1-A Loan, B1-A Loan, A1-BA Loan and B1-BA Loan, respectively, and the Pagarés required pursuant to Section 3.1(b) in the form of Exhibits A-2, B-2, C-2 and D-2.

SECTION 6

PARTICULAR COVENANTS

6.1 Affirmative Covenants. Unless IDB shall otherwise agree, so long as any part of the Tranche A Loans or Tranche BA Loans remain outstanding and unpaid or any other amount is owing from the Company to IDB hereunder or under any other Financing Document, the Company shall and (except in the case of delivery of financial information, reports and notices) shall cause each of its Subsidiaries to:

(a) [Intentionally Omitted.]

(b) Insurance.

(i) Maintain with financially sound and reputable insurers, insurance with respect to the properties and businesses of the Company and its Subsidiaries against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) required by Applicable Law or the License and as is customary in the case of gas transportation companies of established reputation (whether within or outside Argentina) in accordance with good business practice, provided, however, that the Company shall not be required to maintain insurance covering material damages to the Company's property with respect to its pipeline assets to the extent they do not pass under rivers or other bodies of water; provided, further, that the Company shall not be required to maintain reserves with respect to such casualties and contingencies except to the extent required under Argentine GAAP; and provided, further, that if the Company disposes of any assets as permitted by Section 6.2(j) hereof, the amounts and terms of such insurance (including deductibles, co-insurance and self-insurance) may be adjusted by the Company to reflect the risk profile of the Company's remaining assets and operations and such other criteria as the Company may determine in accordance with good business practice and as is customary in the case of companies engaging in the same or similar lines of business as those in which the Company and its Subsidiaries are engaged from time to time; and

(ii) make all premium and other payments due in respect of the policies of insurance required to be maintained hereunder promptly when due thereunder and take such other action as may be necessary to cause such policies to be in full force and effect at all times required hereunder;

(c) Books and Records. Maintain the accounting and cost control system and management information system referred to in Section 5.1(b) of the First 1999 IDB Loan Agreement, and maintain books of account and other records adequate to reflect truly and fairly the financial condition of the Company and its Subsidiaries and the results of their operations in conformity with Argentine GAAP consistently applied and with the License;

(d) Financial Statements. Furnish to IDB two copies of the following financial statements:

(i) as soon as available (but in no event later than the earliest of (A) ten days after public release thereof, (B) one-hundred and ninety (190) days after the end of each Fiscal Year, and (C) the release of such financial statements to any other lender) a copy of the consolidated balance sheet of the Company and its Subsidiaries as at the end of such year and the related statements of income and retained earnings and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, audited by and accompanied by a report thereon of the Auditors, which report shall not contain a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by the Auditors and, as long as the Company is required to file with or furnish to the United States Securities and Exchange Commission reports pursuant to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, a reconciliation to United States generally accepted accounting principles of net income and shareholders' equity; provided, however, if the most recent Auditor's report prior to the Effective Date contains a "going concern" or like qualification or exception, then the requirement that the report of the Auditors referred to above not contain a "going concern" or like qualification or exception shall not apply until the earliest date on which the Auditor's report does not contain a "going concern" or like qualification or exception based on the same facts or circumstances giving rise to the "going concern" or like qualification in the most recent Auditor's report prior to the Effective Date;

(ii) as soon as available (but in no event later than the earliest of (A) ten days after public release thereof, (B) sixty (60) days after the end of each of the first three quarterly periods of each Fiscal Year and (C) the release of such financial statements to any other lender the unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of income and retained earnings and of cash flows for the portion of the Fiscal Year through the end of such quarter, setting forth in each case in comparative form the figures for the same period of the previous year, which will be subject to limited review by the Auditors and certified by an Authorized Representative of the Company as being fairly stated in all material respects (subject to normal adjustments);

all such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with Argentine GAAP applied consistently as required by the CNV throughout the periods reflected therein and with prior periods (except as otherwise disclosed therein).

(e) Delivery of Information and Certificates. Furnish to IDB two copies of the following:

(i) concurrently with the delivery of the financial statements referred to in Sections 6.1(d)(i) and 6.1(d)(ii), a certificate of the Auditors reporting on or reviewing such financial statements certifying as to the Consolidated Debt Ratio and Consolidated Coverage Ratio with respect to the Company as of the date of the related financial statements;

(ii) concurrently with the delivery of the financial statements referred to in Sections 6.1(d)(i) and 6.1(d)(ii), a certificate of an Authorized Representative of the Company (A) stating that, to the best of such officer's knowledge after due inquiry, the Company during such period has observed or performed all of its covenants and other agreements, and satisfied every condition, contained in this Agreement, in the Notes, the Pagarés and the other Financing Documents to which it is a party to be observed, performed or satisfied by it, and that such officer has obtained no knowledge of any Event of Default or Potential Event of Default except as specified in such certificate and (B) setting forth in reasonable detail all information necessary to calculate with respect to the Company as of the relevant date or period, as applicable (and providing the calculations necessary to determine), on the basis for such financial statements, Cash, Cash Surplus, Adjusted Cash Surplus, Consolidated Adjusted EBITDA, Consolidated Coverage Ratio, Consolidated Debt Ratio, Consolidated Total Indebtedness, Alternative Funding, and Cash Shortfall Amount;

(iii) from time to time, such information as IDB may reasonably request in respect of any significant violations of, or litigation (existing or anticipated) in connection with, the performance by the Company of its obligations under the License or the Basic Legislation;

(iv) no later than sixty (60) days after the end of each Fiscal Year, an annual environmental and social compliance report, in form and content reasonably acceptable to IDB, in the original language in which it was prepared, including, at a minimum, the following: (A) a certificate from an Authorized Representative stating that the Company, each Subsidiary and each construction contractor engaged by the Company or any Subsidiary is in compliance in all material respects with all Environmental Requirements or describing any material non-compliance therewith and setting forth an action plan to correct any such non-compliance; (B) a description of any new material environmental or social problem (e.g., an accident or unplanned event) of which the Company is aware relating to the Properties or its operations, the actions taken as of the date of such certificate by the Company to address such problem and any preventive measures to be adopted in order to reduce the risk that such problems will occur in the future; (C) a description of any significant changes in the Company's operations which may have a material environmental or social effect, the reasons for such changes and any actions taken to mitigate the impact of such material effect; (D) a description of any material contact by a third party (including any governmental agency, public or non-governmental organization or any employee) regarding any material environmental, social or health and safety issue relating to the Properties or the operations of the Company or any Subsidiary; and (E) a description of any new environmental-related activities planned for the next Fiscal Year by the Company and its Subsidiaries (including any environmental impact assessment or similar document planned to be conducted), including the estimated cost, schedule and responsibility for such activities;

(v) concurrently with the delivery of the financial statements referred to in Section 6.1(d)(i) and 6.1(d)(ii), a certification by the Chief Financial Officer of the Company as to:

(A) whether and to what extent ENARGAS has:

(1) issued any apercibimiento (warnings); or

(2) assessed any fines in excess of US$500,000 pursuant to Section X of Exhibit I to the License;

during such quarter (whether or not the Company has or intends to dispute such assessment) and what steps the Company is taking in respect thereof;

(B) whether the Company has received any notice, or is aware of any threatened notice or action, from ENARGAS or the Government of Argentina under Section 10 of Exhibit I to the License which could reasonably be expected to have a Material Adverse Effect or which seeks a revocation or termination of the License; and

(C) any litigation, arbitration or administrative proceedings pending or, to the knowledge of the Company, threatened against the Company:

(1) before or against ENARGAS or as to which ENARGAS is in any way a party, involving claims of more than five hundred thousand dollars (US$500,000) individually or one million dollars (US$1,000,000) in the aggregate or that are seeking or could reasonably be expected to lead to termination or revocation of the License; and

(2) before any Authority or arbitral body to enjoin or restrain the execution, delivery or performance of this Agreement, the License or any other Financing Document or to question in any material respect the Basic Legislation or the proceedings under which this Agreement, the License or any other Financing Document is or has been executed, delivered or performed;

(vi) promptly following receipt thereof by the Company or any Subsidiary, any management letter or other communication sent by the Auditors or any accountants to the Company or any Subsidiary in relation to the Company's or such Subsidiary's financial, accounting and other systems, management or accounts;

(vii) promptly upon the filing thereof, copies of (A) all financial statements, registration statements and reports sent by the Company or any Subsidiary to public securities holders generally, and (B) all regular or periodic reports, all registration statements (without exhibits except as expressly requested by IDB), and all prospectuses and all amendments thereto filed by the Company or any Subsidiary with any securities authority or securities exchange which concern developments that are material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Company and its Subsidiaries, taken as a whole, and are publicly available, including, without limitation, the CNV, the United States Securities and Exchange Commission and the New York Stock Exchange; and

(viii) concurrent with the delivery of the financial statements referred to in Sections 6.1(d)(i) and 6.1(d)(ii), a report summarizing with respect to the period for which such financial statement relates, (A) all Asset Sales in such period and the Net Proceeds thereof and whether such Net Proceeds have been reinvested or committed to be reinvested; (B) a list of all individual transactions entered with Affiliates during such period that (x) individually exceeded US$5 million in value or (y) are for services to be rendered if the aggregate value of all transactions then in effect with Affiliates for the provision of similar services is reasonably expected to exceed US$5 million for any Fiscal Year;

(ix) written notification of any changes to the License, within 10 days of such change;

(x) from time to time, with reasonable promptness, such other information as IDB may reasonably request;

(f) Communications with Other Lenders. Without duplication of any material delivered pursuant to clauses (d) through (e) of this Section 6.1, provide to IDB a copy of any report or other information being regularly provided to any other lender of the Company (including holders of the Initial Notes) or any Subsidiary, simultaneously with the delivery thereof to such other lender;

(g) Visits and Inspections. Permit IDB or its representatives, at the expense of IDB and upon reasonable advance notice under the circumstances, to visit and inspect any of its properties and examine and make or be provided with copies or abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired and to discuss its business, operations, properties and financial and other condition with its officers and employees and with the Auditors, provided, however, that unless an Event of Default or Potential Event of Default shall have occurred and be continuing, (i) IDB shall not meet with the Auditors without the prior consent of the Company, such consent not to be unreasonably withheld or delayed, and (ii) the Company shall be invited to attend any such meeting, and provided, further, that the Company shall pay all reasonable out-of-pocket expenses incurred by IDB (or any such representative) in connection with the exercise of rights under this Section 6.1(g) at any time when an Event of Default or Potential Event of Default has occurred and is continuing;

(h) Changes. Promptly notify IDB of any proposed material changes in the business or operations of the Company or any Subsidiary and of any event or condition (including any litigation or administrative proceedings) which could reasonably be expected to materially and adversely affect the carrying out of the business or operations of the Company or any Subsidiary or the ability of the Company to perform its obligations under the Transaction Documents to which it is a party;

(i) Auditors. In the event that PriceWaterhouseCoopers (or any successor appointed pursuant to this Section 6.1(i) from time to time) should cease to be the auditors of the Company and its Subsidiaries for any reason, appoint and maintain as the auditors of the Company and its Subsidiaries a firm of independent public accountants of recognized standing in the international financial community and, upon such appointment, execute and deliver to such auditors (with a copy to IDB) an authorization substantially in the form of Exhibit I;

(j) Authorizations, Consents and Approvals. Obtain and maintain in full force and effect (or where appropriate, promptly renew) all Authorizations and other consents and approvals referred to in Section 4.1(e) or otherwise necessary in connection with the normal course of its business and operations; and perform and observe all obligations, conditions and restrictions contained in, or imposed on it by, any such Authorizations or other consent or approval, except where failure to do so could not reasonably be expected to have a Material Adverse Effect;

(k) Defaults. (i) Promptly and, in any event, within five days after obtaining knowledge thereof, notify IDB in writing of occurrence of an Event of Default, a Potential Event of Default or a Related Event of Default and (ii) within 30 days after obtaining knowledge thereof, notify IDB in writing of the occurrence of any other event or existence of any fact or circumstance that has had, or could be reasonably expected to have, a Material Adverse Effect;

(l) Maintenance of Properties in Compliance with Environmental Requirements. (i) At all times operate and maintain all of its Properties, plants and equipment in compliance in all material respects with all applicable Environmental Requirements and (ii) at any time, upon request by IDB, permit IDB or any independent consultant engaged by IDB, at the expense of the Company, to perform an independent environmental, health and safety audit of its Properties and operations to confirm such compliance with the Environmental Requirements, provided that the Company shall not be required to pay for any such audit more frequently than once every three years, unless IDB has good cause to request such an audit more frequently, and provided further that in no case shall the Company be required to pay for any such audit more frequently than once every year;

(m) Compliance with Laws. The Company will, and will cause each of its Significant Subsidiaries to, comply with all applicable laws, rules, regulations, orders and directives of any Authority having jurisdiction over the business of the Company or such Significant Subsidiary, as the case may be, and all covenants and other obligations contained in any material agreements to which the Company or such Significant Subsidiary, as the case may be, is a party, except where the failure so to comply would not have a material adverse effect on the condition, financial or otherwise, or on the earnings, operations, business affairs or business prospects of the Company and its Subsidiaries taken as a whole and except to the extent any such law, rule, regulation, order, directive, covenant or obligation is contested in good faith and, if appropriate, by appropriate legal proceedings;

(n) Agent. Maintain the appointment of an agent for service of process in accordance with Section 9.13;

(o) Pari Passu. Take such action as may be necessary to ensure that, at all times, (i) the Loan ranks at least pari passu in priority of payment and in all other respects (except for such exceptions as are or may hereafter be provided by applicable law) with all other unsecured, unsubordinated Indebtedness of the Company outstanding from time to time;

(p) Payment of Taxes. Timely and duly (i) file all Tax returns required to be filed in any jurisdiction, (ii) and to pay and discharge all Taxes due and payable, to the extent such Taxes have become due and payable and before they have become delinquent, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with Argentine GAAP, if any, with respect thereto have been provided on the books of the Company or its Subsidiaries, as the case may be and (iii) withhold all Taxes required to be withheld by the Company or any of its Subsidiaries and pay such withheld Taxes to the appropriate Authority;

(q) Corporate Existence, etc. Keep in full force and effect its corporate existence (provided that any Subsidiary may be merged into the Company or any wholly-owned subsidiary) and maintain all rights and franchises of the Company and its Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect the corporate existence of any Subsidiary or any right or franchise could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(r) ERISA. Promptly notify IDB if the Company or any of its Subsidiaries shall have become or intends to become a party in interest within the meaning of Section 3(14) of ERISA with respect to any employee benefit plan (as defined in Section 3(3) of ERISA).

6.2 Negative Covenants. Unless IDB shall otherwise agree, so long as any part of the Tranche A Loans or Tranche BA Loans remain outstanding and unpaid or any other amount is owing from the Company to IDB hereunder or under any other Financing Document:

(a) Restricted Payments. The Company shall not, and shall not cause or permit any of its Subsidiaries (including Project Finance Subsidiaries) to, declare or make, or agree to make, directly or indirectly, any Restricted Payment with respect to any Fiscal Year or fiscal semester; provided, however, that the Company and its Subsidiaries (including Project Finance Subsidiaries) may make Restricted Payments with respect to any Fiscal Year from and including the Fiscal Year ending December 31, 2004 (or fiscal semester from and including the fiscal semester ending June 30, 2005) and thereafter if at the time and immediately after giving effect to any proposed Restricted Payment:

(i) With respect to a Restricted Payment that is not a Management Fee, (v) no Potential Event of Default or Event of Default shall have occurred and be continuing, (w) such Restricted Payment is permitted to be made under Argentine law, (x) B-A-UIP Interest for the Annual B-A UIP Period or Semi-Annual B-A UIP Period, as applicable, and the Annual Early Amortization Amount or the Semi-Annual Early Amortization Amount, as applicable, have been paid or made, as the case may be, on or prior to the date such Restricted Payment is paid; and (y) the Consolidated Coverage Ratio is greater than or equal to 2.70 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2005, 2.75 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2006, 2.80 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2007, 2.90 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2008, 3.00 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2009 and thereafter;

(ii) with respect to any Restricted Payment, including a payment of the Management Fee, the aggregate amount of all Restricted Payments made with respect to such Fiscal Year shall not exceed (A) with respect to the Fiscal Year ending December 31, 2004, US$10 million, (B) with respect to each of the Fiscal Years ending December 31, 2005 and December 31, 2006, US$15 million, (C) with respect to the Fiscal Year ending December 31, 2007, US$20 million, and (D) with respect to the Fiscal Years ending December 31, 2008 and thereafter, US$25 million; provided, that such amounts will be reduced by, for each such Fiscal Year, an amount equal to the Restricted Payment Reallocation Amount for such Fiscal Year; and

(iii) with respect to any Restricted Payment that is a semi-annual dividend, the Company has prepared and has available audited financial statements for the fiscal semester in respect of which such semi-annual dividend is proposed to be paid and for the corresponding fiscal semester in the next preceding Fiscal Year;

provided, that any Subsidiary (including Project Finance Subsidiaries) may make a Restricted Payment in the form of a cash dividend to the extent that the amount of such cash has been or would be, were the Restricted Payment not made, reflected as cash in the Company's consolidated financial statements, so long as any such cash dividend is made ratably by the Subsidiary to all the equity owners of such Subsidiary.

For purposes of making any determination pursuant to this Section 6.2(a), the U.S. Dollar Equivalent of any dividend made shall be determined as of the date of declaration of such dividend and the U.S. Dollar Equivalent of any other amount shall be determined as of the date such Restricted Payment is made.

Any calculation or determination of Consolidated Adjusted EBITDA and Consolidated Interest Expense for purposes of determining whether a Restricted Payment may be made pursuant to this Section 6.2(a) shall be computed by reference to the four most recently completed fiscal quarters immediately preceding the date any such Restricted Payment is to be made and shall be based on the Company's annual (which financial statements shall be audited where such four-quarter period is a full Fiscal Year), semi-annual and/or quarterly, as the case may be, consolidated financial statements for such four-quarter period.

Any action (x) taken in good faith in connection with this Section 6.2(a) in accordance with the requirements of this Agreement in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant period and (y) deemed to be in violation of the requirements of this Agreement as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements of this Agreement;

(b) <u>Limitation on Indebtedness.</u> The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, directly or indirectly, Incur any Indebtedness. Notwithstanding the foregoing, however, the Company and its Subsidiaries (including Project Finance Subsidiaries) may at any time Incur Permitted Indebtedness; provided, that upon the occurrence and during the continuance of a Potential Event of Default or Event of Default, the Company may only Incur Indebtedness (i) that is otherwise permitted under clause (i) of the definition of "Permitted Indebtedness" or (ii) for the purpose of refinancing or otherwise extending the payment dates of the interest and principal payments of the Company's existing Indebtedness and provided that the terms and conditions of such Indebtedness to be Incurred are not materially less favorable to the Company, taken as a whole, than the terms and conditions of the existing Indebtedness being refinanced or otherwise extended; provided, further, that the sum of, without duplication, (i) the aggregate principal amount outstanding of all Indebtedness so Incurred by the Company's Subsidiaries, other than Project Finance Subsidiaries, plus (ii) the aggregate principal amount of Indebtedness secured by Liens permitted under clause (xvi) of the definition of "Permitted Liens," (in each case, calculated and determined as of any date of such Incurrence and immediately after giving pro forma effect to such Incurrence of Indebtedness and the application of the proceeds therefrom) shall not exceed US$25 million.

Notwithstanding any provision herein to the contrary, if the Company Incurs any Permitted Indebtedness pursuant to clause (iv) of the definition of "Permitted Indebtedness" for the purpose of making Capital Expenditures or Investments, then the Company shall thereafter be required to maintain the Consolidated Debt Ratio, at all times thereafter until the Loans are no longer outstanding, at or less than 3.50 to 1.

For the purposes of this Section 6.2(b), any Person becoming a Subsidiary of the Company after the Effective Date shall be deemed, at the time it becomes the Company's Subsidiary, to have Incurred all of its outstanding Indebtedness as of the acquisition date and the Consolidated Adjusted EBITDA for the immediately preceding four fiscal quarters for such Person shall be calculated on a pro forma basis giving effect to such acquisition at the beginning of such four fiscal quarter period.

Any calculation or determination of Consolidated Adjusted EBITDA for purposes of this Section 6.2(b) shall be computed by reference to the four most recently completed fiscal quarters for which annual or quarterly consolidated financial statements are available, immediately preceding the date any Indebtedness is Incurred pursuant to the provision for which such calculation or determination is to be made. Such computations shall be based on the Company's consolidated financial statements for such four-quarter period prepared in accordance with Argentine GAAP and the requirements of the CNV.

In computing any amount pursuant to this Section 6.2(b) with respect to any period, the Company shall use audited consolidated financial statements for the portions of the relevant period for which audited consolidated financial statements are available on the date of determination and unaudited consolidated financial statements for the remaining portion of such period and the Company shall use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV.

Any action (x) taken in good faith in connection with this Section 6.2(b) that in accordance with the requirements of this Agreement in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant period, and (y) deemed to be in violation of the requirements of this Agreement as a result of subsequent adjustments made to the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, affecting any amounts for such period, which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements of this Agreement.

(c) <u>Limitation on Liens.</u> The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, directly or indirectly, create or permit to subsist any Lien, other than Permitted Liens, upon the whole or any part of the Company's, or as the case may be, any Subsidiaries' (including Project Finance Subsidiaries') property, assets or revenues present or future, including, without limitation, any of the Company's assets contained in the asset inventory required to be maintained pursuant to Section 5.01 of Exhibit I of the License, to secure any Indebtedness unless (i) in the case of any Lien with respect to the Company's regulated assets, the creation, incurrence or assumption of such Lien is permitted under the License and (ii)(a) in the case of any Lien securing Indebtedness that is subordinate to the New Debt Obligations, the New Debt Obligations are secured by a Lien on such property, revenue or assets that is senior in priority to such other Lien and (b) in the case of any Lien securing Indebtedness that is pari passu to the New Debt Obligations, at the same time or prior thereto, the Company's obligations under the New Debt Obligations (x) are secured equally and ratably therewith to the satisfaction of IDB or (y) have the benefit of such other security or other arrangement as shall be approved by IDB;

(d) Transactions with Affiliates. The Company shall not, and shall not cause or permit any Subsidiary to, enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, with any Affiliate of the Company unless such transaction is (i) otherwise permitted under this Agreement and (ii) upon terms that are no less favorable to the Company or its Subsidiary, as the case may be, than the Company or such Subsidiary would obtain in a comparable arm's-length transaction with a Person who is not an Affiliate of the Company. Any amendment, modification or restatement of the Technical Assistance Agreement (the "Amended TAA") or successor agreement thereto (the "Successor TAA") shall be deemed to meet the requirements of this Section 6.2(d); provided, that (A) the payment provisions of any such Amended TAA or Successor TAA, as the case may be, do not provide for greater payments by the Company than the payments the Company is required to make under the Technical Assistance Agreement and (B) the other terms and conditions of any such Amended TAA or Successor TAA, as the case may be, are no less favorable, taken as a whole, to the Company than those contained in the Technical Assistance Agreement;

(e) Amendments, Early Repayments and Credit Enhancements of Other New Debt Obligations. If at any time after the Effective Date any other New Debt Obligation is amended or supplemented (the "Reference Debt Obligation") such that the amended or supplemented provisions of the Reference Debt Obligation are more favorable, from the perspective of a creditor (such more favorable provisions, "More Favorable Provisions"), than the comparable provisions contained in this Agreement, then such More Favorable Provisions will be automatically included into and apply mutatis mutandis to this Agreement; provided, that inclusion of such More Favorable Provisions shall become and remain effective only for and during the period when the Reference Debt Obligation remains outstanding and such More Favorable Provisions remain effective under the terms and conditions of such Reference Debt Obligation. Contemporaneously with the inclusion of such More Favorable Provisions into this Agreement, the Company will send a notice to IDB informing it of the inclusion of such More Favorable Provisions into this Agreement and notifying it of its right to submit a written refusal of the inclusion of such More Favorable Provisions into this Agreement. Upon receipt of written refusal from IDB within 60 calendar days from the date on which the Company delivers such notice to IDB, the More Favorable Provision so included shall be automatically removed from the Agreement without any further action by the Company or IDB, as though they had never been included.

The Company shall not, and shall not permit any Subsidiary to, (a) make any payment or prepayment of principal (including prepayments related to increased costs or illegality), or payment of interest (including default interest, interest comparable to B-A UIP Interest or any other contingent interest) or any other amounts in respect of any other New Debt Obligation (except (x) as provided under Sections 3.9, 3.10, 6.3, 8 and 9.4 of the Other IDB Loan Agreement as well as any payments to IDB under the Other IDB Loan Agreement in freely convertible and transferable currencies ("Convertible Currencies") under circumstances where there is an unavailability or shortage of foreign exchange in Argentina or there has occurred a general moratorium or general debt rescheduling with respect to indebtedness of entities in Argentina and by reason of such circumstances, the Government Regulator having the power to regulate foreign exchange has permitted the Company to convert Pesos into, and/or transfer, Convertible Currencies in order to pay obligations denominated in Convertible Currencies which are owed to IDB but has not permitted the Company to do so in order to pay Existing Debt Obligations to other holders, (y) as provided under Sections 6.7 and 10.2 of the Indenture and (z) for any payments that are made to all holders of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, on a pro rata basis) ("Additional Payment"), (b) create any Lien in favor of the other New Debt Obligation, or (c) provide any guaranty, indemnity, letter of credit, surety, bond, or any other form of credit enhancement in respect of which the holders of other New Debt Obligations are express or intended beneficiaries ("Credit Enhancement"), unless prior to the making of such Additional Payment or the provision of such Lien or Credit Enhancement, as the case may be, to the holders of such other New Debt Obligations, the Company sends a notice to IDB informing it of the making of such Additional Payment or the provision of such Lien or Credit Enhancement for the benefit of IDB and notifying it of its right to submit a written refusal of such Additional Payment or the provision of such Lien or Credit Enhancement for the benefit of IDB. Upon receipt of written refusal from IDB within 30 days, in the case of an Additional Payment, and 60 days, in the case of a Lien or Credit Enhancement, in each case from the date on which the Company delivers such notice to IDB, the benefit of such Additional Payment, Lien or Credit Enhancement, as the case may be, shall not be granted to IDB; provided, that if no written refusals are received by the Company from IDB within such 30- or 60-day period, as applicable, such Additional Payment or Credit Enhancement shall be provided on a pro rata basis to, or such Lien shall be created in favor of, IDB and otherwise on terms and conditions equal to those applicable to the other New Debt Obligations.

(f) Partnership or Similar Arrangement. The Company shall not, and shall not cause or permit any Subsidiary to, enter into any partnership, profit-sharing or royalty agreement or similar arrangement whereby the income or profits of the Company or any Subsidiary are, or might be, shared with any Person, other than (i) the Technical Assistance Agreement or (ii) any arrangement that is not reasonably likely to have a Material Adverse Effect or (iii) with respect to an arrangement regarding a Subsidiary, an arrangement whereby income or profits are shared in proportion to the ownership interest in such Subsidiary.

(g) Modification of Organizational Documents. The Company shall not, and shall not cause or permit any Subsidiary to, amend or otherwise modify any provision of any of its Organizational Documents in any manner which would be likely to result in a Material Adverse Effect, without the prior written consent of IDB;

(h) Change of Fiscal Year. The Company shall not, and shall not cause or permit any Subsidiary to, Change its Fiscal Year;

(i) Change of Business. The Company shall not, and shall not cause or permit any Subsidiary to, (i) engage to a material extent in any business unrelated to a business line in which the Company or any of its Subsidiaries is engaged in as of the Effective Date or (ii) permit the public service of gas transportation through the pipeline system rendered by the Company under the terms of the Basic Legislation to be carried out by any Person other than the Company.

(j) Disposition of Assets. The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, consummate, directly or indirectly, an Asset Sale unless (i) any such Asset Sale of a Non-Regulated Asset is made on arm's-length terms, (ii) the consideration at the time of such Asset Sale (or commitment to sell) is at least equal to the Fair Market Value of the assets sold or disposed of and (iii) except in the case of a Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by the Company is in the form of cash or cash equivalents; provided, that in the case of an Asset Sale to an Affiliate of the Company, the remaining 25% of consideration (to the extent it is not in the form of cash or cash equivalents) consists of properties or assets that are suitable for use and will be used in a line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date; provided, further, that the amount of any liabilities (as shown on the most recent applicable balance sheet) that are assumed by the transferee of any such assets will be deemed to be cash for purposes of this Section 6.2(j) so long as there is no further recourse to the Company, its assets or properties, or any of its Subsidiaries or their assets or properties with respect to such liabilities.

In addition, (a) the Net Proceeds the Company or a Subsidiary of the Company receives within any Fiscal Year from any Asset Sale or related series of Asset Sales of any of the Company's or such Subsidiary's Non-Regulated Assets shall be used, in the case of Net Proceeds received by a Subsidiary, first to make payments on such Subsidiary's Indebtedness (excluding payments on Indebtedness held by Affiliates of such Subsidiary, other than the Company) and then (together with any Net Proceeds received by the Company) to make payments on all of the outstanding principal amount of the Initial Notes, on the outstanding principal amount of the Loans and on the outstanding principal amount of the Loans under the Other IDB Loan Agreement on the date of such payments, and shall be applied (i) in the following order of priority: (x) to prepay principal of the Tranche A Debt Obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and (y) thereafter to prepay principal of the Tranche B Debt Obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and (ii) in the following manner: (x) 50% of Net Proceeds shall be applied (A) first to the next upcoming scheduled amortization payment for the relevant debt obligation to which such Net Proceeds are being applied and (B) thereafter to the next succeeding scheduled amortization payment for the relevant debt obligation to which such Net Proceeds are being applied until such amount of Net Proceeds has been fully applied, and (y) the remaining 50% of Net Proceeds shall be applied equally to all of the amortization payments for the relevant debt obligation to which such Net Proceeds are being applied beginning with the first Year in which no amortization payment has been made at the time of such payment, beginning with Year 4, through the relevant maturity date for the relevant debt obligation to which such Net Proceeds are being applied; provided, however, that the Company and its Subsidiaries shall not be required to use such Net Proceeds (or any portion thereof) to make any payment of principal pursuant to this Section 6.2(j) if (1) such Net Proceeds (or such portion thereof) are reinvested, or committed to be reinvested, during the Reinvestment Period in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date, or (2) with respect to an Asset Sale or related series of Asset Sales, the aggregate amount of the Net Proceeds received from such Asset Sale or related series of Asset Sales, as the case may be, during any Fiscal Year does not exceed US$3 million with respect to such Fiscal Year; and (b) the Net Proceeds the Company receives within any Fiscal Year from any Asset Sale or related series of Asset Sales of any of the Company's regulated assets shall be reinvested in regulated assets within twelve (12) months of any Asset Sale or related series of Asset Sales or will otherwise be placed and held in a segregated account to be used only for the purchase of regulated assets.

The Company shall pay to IDB, pursuant to Section 3.13(c), IDB's Pro Rata Share of amounts to be paid pursuant to this Section 6.2(j).

(k) Merger or Dissolution. The Company shall not, and shall not cause or permit any Subsidiary to, enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), except for (i) any merger, consolidation or amalgamation involving the Company in which the Company is the surviving party or (ii) any merger or consolidation of any wholly-owned Subsidiary into the Company, provided in either case that no Event of Default or Potential Event of Default shall have occurred and be continuing at the time of the proposed transaction or would result therefrom;

(l) Termination, Assignment or Amendment of License. The Company shall not (i) terminate or assign the License, (ii) waive, consent to, make or suffer to exist any amendment or modification of any provision of the License, in each case, that would have or could reasonably be expected to have a material adverse effect on the ability of the Company to comply with its obligations under this Agreement, (iii) cause, consent to or suffer to exist an amendment, modification or waiver to the License providing for the termination of the License prior to the ninth anniversary of the Final Maturity Date of the Tranche BA Loan, (iv) cause, consent to or suffer to exist the transfer to any Person of the right to receive the License termination compensation specified in Article 11 of the Basic Standards of the License as of the Effective Date, or an amendment or modification of the License that would have or could reasonably be expected to have a material adverse change on the termination compensation, in each of (ii) through (iv) above, without the prior written consent of IDB;

(m) Material Rights. The Company shall not amend, modify, surrender or allow to expire, lapse, be revoked or otherwise cease to be in full force and effect, any material permit, license, temporary occupancy or exploitation permit, easement or similar right in respect of any Material Asset unless the disposition of the Material Asset to which such permit, license, easement or similar right pertains would be permitted by Section 6.2(j);

(n) [Intentionally Omitted]

(o) [Intentionally Omitted]

(p) Limitation on Capital Expenditures. The Company shall not, and shall not cause or permit any of its Subsidiaries (including Project Finance Subsidiaries) to, directly or indirectly, make or commit to make any Capital Expenditures; provided, however, that the Company and its Subsidiaries (including Project Finance Subsidiaries) may make or commit to make:

(i) Permitted Capital Expenditures (which shall not, subject to the further provisos contained in this sentence, be restricted by the provisions of this Section 6.2(p)); and

(ii) Maintenance Capital Expenditures (other than Permitted Capital Expenditures) up to the Maximum Maintenance Capital Expenditure Amount for each Fiscal Year; provided, that, Maintenance Capital Expenditures made or committed to be made solely in connection with advancements or upgrades in technology shall be limited to US$4 million for each Fiscal Year and must otherwise be permitted under this clause (ii);

provided, that at the time of, and immediately after giving effect to, such Capital Expenditures that are made or committed to be made pursuant to clauses (i) or (ii), and subject to the next sentence, no Material Default or Event of Default shall have occurred and be continuing. Notwithstanding the foregoing, upon the occurrence or during the continuance of a Material Default or an Event of Default, the Company and its Subsidiaries may continue to make or commit to make Permitted Capital Expenditures and Maintenance Capital Expenditures pursuant to clauses (i) and (ii) above; provided, that such Permitted Capital Expenditures and Maintenance Capital Expenditures, as the case may be, relate to (x) scheduled or emergency repairs or maintenance, including upgrades directly relating thereto of the Company's fixed or capital assets or other property, plant and equipment or (y) the continuance of in-process or existing capital projects; and provided, further, that the aggregate amount of such Permitted Capital Expenditures and Maintenance Capital Expenditures, as the case may be, made or committed to be made pursuant to this clause (y) does not exceed US$40 million during the continuance of such Material Default or Event of Default.

To the extent Maintenance Capital Expenditures or Permitted Capital Expenditures are denominated in a currency other than U.S. Dollars, any calculation or determination pursuant to this Section 6.2(p) shall be based on the U.S. Dollar Equivalent of all such foreign currency-denominated Maintenance Capital Expenditures or Permitted Capital Expenditures as of the date any such Maintenance Capital Expenditures or Permitted Capital Expenditures were made or committed in writing to be made pursuant to this Section 6.2(p).

Any calculation or determination of Consolidated Adjusted EBITDA for purposes of this provision shall be computed by reference to the four most recently completed fiscal quarters for which annual or quarterly consolidated financial statements are available, immediately preceding the date any Capital Expenditures are made or committed to be made pursuant to the provision for which such calculation or determination is to be made. Such computations shall be based on the Company's consolidated financial statements for such four-quarter period prepared in accordance with Argentine GAAP and the requirements of the CNV.

In computing any amount pursuant to this Section 6.2(p) with respect to any period, the Company shall use audited consolidated financial statements for the portions of the relevant period for which audited consolidated financial statements are available on the date of determination and unaudited consolidated financial statements for the remaining portion of such period and the Company shall use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV.

Any action (x) taken in good faith in connection with this Section 6.2(p) in accordance with the requirements of this Agreement in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant period and (y) deemed to be in violation of the requirements of this Agreement as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements of this Agreement;

(q) Limitation on Investments. The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, directly or indirectly, purchase, hold or acquire, any common stock, evidence of Indebtedness or other securities or, make or permit to exist any loans or advances to, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person, or create or form any Subsidiary, or provide any guaranties (all of the foregoing being collectively called "Investments"); provided, that the Company may make or structure, as the case may be, any Permitted Investments. For the avoidance of doubt, this Section 6.2(q) shall not restrict the Company's ability to Incur Permitted Indebtedness.

To the extent Investments or other transactions are denominated in a currency other than U.S. Dollars, any calculation or determination pursuant to this Section 6.2(q) shall be based on the U.S. Dollar Equivalent of all such foreign currency-denominated Investments or other transactions as of the date any such Investments or other transactions are made or entered into pursuant to this Section 6.2(q).

Any calculation or determination of Consolidated Adjusted EBITDA for purposes of this provision shall be computed by reference to the four most recently completed fiscal quarters for which annual or quarterly consolidated financial statements are available immediately preceding the date any Investments are made or structured pursuant to the provision for which such calculation or determination is to be made. Such computations shall be based on the Company's consolidated financial statements for such four-quarter period prepared in accordance with Argentine GAAP and the requirements of the CNV.

6.3 Taxes, Duties and Fees. The Company shall promptly pay all Taxes payable on or in connection with the execution, delivery, registration or notarization of this Agreement, the other Financing Documents and any other documents related to this Agreement, and shall, upon notice from IDB, reimburse, on a net-after-tax basis, IDB, any Participant or their respective assigns for all such Taxes paid by IDB, any Participant or their respective assigns thereon. The Company shall timely and duly (a) file (or cause to be filed) all Tax returns required to be filed by the Company or any of its Subsidiaries in respect of any Taxes described in the preceding sentence, (b) pay (or cause to be paid) all such Taxes required to be paid by the Company or any of its Subsidiaries and (c) withhold (or cause to be withheld) all such Taxes required to be withheld by the Company or any of its Subsidiaries and pay (or cause to be paid) such withheld Taxes to the appropriate Authority.

SECTION 7

EVENTS OF DEFAULT

7.1 General Acceleration Provisions. If one or more of the events specified in this Section 7 shall occur and be continuing, then, and in any such event, (A) if such event is an Event of Default specified in paragraph (e) or (f) below with respect to the Company, the Loan (with accrued interest thereon) and all other amounts owing under this Agreement, Notes and the Pagarés shall immediately become due and payable, and (B) if such event is any other Event of Default, IDB may, by notice to the Company, declare the Loan (with accrued interest thereon) and all other amounts owing under this Agreement, the Notes and the Pagarés to be due and payable forthwith, whereupon the same shall immediately become due and payable. Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived. Such Events of Default are the following:

(a) the Company defaults in the payment of (i) principal on the Loans within three Business Days of the date such payment is due and payable, unless (x) (a) any series of acts taken by the Argentine Government, (b) general market conditions, or (c) any other events (collectively, the "Devaluation Events"), in each of which case, have occurred that cause a devaluation of the Peso, relative to the U.S. Dollar, by more than 33 1/3% during the 90-day period immediately preceding the date such payment is first due and payable (for example, a decrease in the exchange rate of Pesos per U.S. Dollar from 3.00 to 4.50), or (y) rules, regulations or directives issued or promulgated by, or any other action by, a Government Regulator causes such failure by prohibiting such payment or imposing convertibility or transfer restrictions thereto, in each of which case, the Company shall have up to 30 days from the date such payment is first due to cure such failure or (ii) any interest or other amounts on the Loans within 10 Business Days of the date such payment is due and payable, unless (x) Devaluation Events have occurred that cause a devaluation of the Peso, relative to the U.S. Dollar, by more than 33 1/3% during the 90 day period immediately preceding the date such payment is first due and payable, or (y) rules, regulations or directives issued or promulgated by, or any other action by, a Government Regulator causes such failure by prohibiting such payment or imposing convertibility or transfer restrictions thereto, in each of which case, the Company will have up to 30 days from the date such payment is first due to cure such failure;

(b) the Company defaults in the observance or performance of any agreement and/or covenant contained herein or in any other Financing Document (except as otherwise provided in Section 7.1(a) above and except with respect to the Company's covenants contained in Sections 6.1(k), 6.1(n), 6.1(p) and 6.2, which covenants shall not have the benefit of any cure period described herein) and any such default shall have continued for a period of 30 days after the earlier of (i) any Authorized Representative obtaining actual notice of such default and (ii) the Company receiving notice thereof from IDB;

(c) any representation or warranty confirmed, made or deemed made by the Company in this Agreement or any other Financing Document shall be found to have been incorrect in any material respect when made or deemed made and, if susceptible to correction, shall continue to be incorrect for a period of 15 days after written notice thereof shall have been given to the Company by IDB;

(d) any Authority (i) shall have condemned, nationalized, seized, confiscated or otherwise expropriated or assumed custody or control of all or any substantial part of the property or other assets of the Company or any Subsidiary or of the Capital Stock of the Company; or (ii) shall have taken any action for the dissolution or disestablishment of the Company or any Subsidiary or any action that would prevent the Company or any Subsidiary or their respective officers from carrying on all or a substantial part of its business or operations;

(e) any of the following shall occur:

(i) a court having jurisdiction shall enter a decree or order for relief in respect of the Company in an involuntary case under Argentine Law No. 24,522, as amended from time to time, or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or an administrator, receiver, trustee or intervenor for the Company shall be appointed for all or substantially all of the property of the Company and, in either case, where such decree or order shall remained uncontested and in effect for 30 consecutive Business Days; or

(ii) the Company (A) shall commence a voluntary case under Argentine Law No. 24,522, as amended from time to time, or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) shall consent to the appointment of or taking possession by an administrator, receiver, trustee or intervenor for the Company for all or substantially all of the property of the Company or (C) shall effect any general assignment for the benefit of creditors; or

(iii) the company shall fail or be unable to pay its debts generally as they become due; or

(iv) any event shall occur which, under the laws of any relevant Argentine jurisdiction has an analogous effect to any of the events referred to in clauses (i) or (ii) above;

provided, however, that notwithstanding the foregoing, no (i) attempted restructuring by the Company pursuant to the Restructuring Agreement, under, and otherwise in accordance with, the Argentine Bankruptcy Law No. 24, 522, (as amended by Argentine Bankruptcy Law No. 25,589), (ii) actions taken in accordance with the Restructuring Agreement and pursuant to Section 304 of the United States Bankruptcy Code, as amended ("Section 304"), or (iii) any other actions taken in accordance with the Restructuring Agreement and pursuant to any plan of restructuring in accordance with the APE or Section 304 shall constitute an Event of Default pursuant to this Section 7.1(e);

(f) a resolution shall be passed or adopted by the directors or stockholders of the Company, or any judgment of a court of competent jurisdiction shall be made, that the Company be wound up or dissolved otherwise than for the purposes of or pursuant to a merger, consolidation or amalgamation (within the meaning of such terms under Argentine law) otherwise permitted in accordance with Section 6.2(k) and any winding up, dissolution or liquidation proceedings resulting from the taking of such corporate action or such judgment remains undismissed or uncontested for 30 consecutive Business Days;

(g) after the Effective Date:

(i) an event of default occurs under any Indebtedness, other than under this Agreement, Incurred by the Company or any of its Subsidiaries as result of the failure by the Company or any of its Subsidiaries (excluding any Project Finance Subsidiary) to (A) pay principal, interest or any other amount on any other present or future Indebtedness, and such failure to pay is not cured within 30 days of the date such payment was due (after giving effect to any applicable grace period); or (B) pay within 30 days of the due date (after giving effect to any applicable grace period) any amount payable by the Company under any present or future guarantee for, or indemnity in respect of, any Indebtedness; provided, that the aggregate amount of the relevant Indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this clause (i) have occurred equals or exceeds US$10 million or its equivalent; or

(ii) (A) an event of default occurs and is continuing under any Indebtedness, other than under this Agreement, Incurred by the Company, other than an event of default that occurs as a result of the events referred to in clause (g)(i) above (the "Related Event of Default"), (B) such Related Event of Default is not remedied within 60 days of the occurrence of such Related Event of Default, (C) IDB delivers to the Company, in writing, a Cross-Default Notice, (D) such Cross-Default Notice is received by the Company from IDB, (E) such Related Event of Default is not remedied within 60 days following the date on which the Company receives such Cross Default Notice, and (F) the aggregate amount of the other Indebtedness under which such Related Event of Default has occurred, as the case may be, exceeds US$10 million as of the date of such occurrence; provided, that if the Company cures or the relevant creditor waives the Related Event of Default prior to the date on which IDB declares the principal amount of the Loans to be immediately due and payable as a result of such resulting Event of Default (the "Resulting Event of Default"), then the Resulting Event of Default shall be waived, without any further action by the Company or IDB, as of the date the Related Event of Default is cured or waived. From the date on which the Company receives (x) any such Cross-Default Notice or (y) a notice of the Related Event of Default from a creditor holding Indebtedness under which such Related Event of Default has occurred and is continuing, until the date on which the underlying Related Event of Default is cured or waived, the restrictions set forth in Sections 6.2(a), (b), (k) and (p) that are triggered upon the occurrence and continuation of an Event of Default will become effective, notwithstanding the absence of any Event of Default under this Agreement; provided, however, that to the extent that dividends have been proposed by the Company's Board of Directors or have been declared by the Company's shareholders, prior to the Company's receipt of any such Cross-Default Notice or notice of the Related Event of Default from a creditor holding Indebtedness under which such Related Event of Default has occurred and is continuing, the Company shall, subject to Section 6.2(a), be permitted to pay any such dividends notwithstanding the aforementioned restrictions;

provided, that in no event will a Potential Event of Default or an Event of Default under this Agreement be deemed to exist or continue hereunder by reason of any default or event of default under any of the Company's Existing Debt Obligations that remains outstanding as of the Effective Date.

(h) Any Authorization necessary for the Company or any Subsidiary to perform and observe its obligations under the License or any Financing Document is not obtained when required or is rescinded, terminated, lapses or otherwise ceases to be of full force and effect, including, without limitation, any such Authorization required for the remittance to IDB or its assigns in Dollars at the office of the Paying Agent in New York, New York, of any amounts payable under the License or any Financing Document, and such Authorization is not restored or reinstated within 60 days of notice by IDB to the Company requiring that such Authorization be restored or reinstated;

(i) any of the following shall occur:

(i) any material provision of any Financing Document is revoked, terminated or ceases to be in full force and effect, without, in each case, the prior written consent of IDB, or performance of any material obligation under any such Financing Document becomes unlawful or any such Financing Document is declared to be void or is repudiated, unless such provision is restored or replaced by a provision acceptable to IDB within 45 days of notice by IDB to the Company requiring that restoration or replacement; or

(ii) the enforceability of any provision of any Financing Document at any time is contested by legal action by the Company or any Subsidiary;

(j) any of the following shall occur:

(i) (A) the License is revoked, terminated or ceases to be in full force and effect without the prior consent of IDB; or

(ii) the License is declared to be void or is repudiated or its validity or enforceability at any time is contested by the Company; or

(iii) the Company suspends or indicates its intention to suspend its operations; or

(iv) ENARGAS or the Argentine Government takes action under Section 10 of Exhibit I of the License or otherwise seeks a termination of the License and as a result of such action, the Company is unable to collect its tariff revenues under the License or there has been a similarly material disruption in the Company's business; or

(v) the License is suspended for a period of at least 120 days,

provided, however, that a reissuance or reauthorization of the License shall not constitute a revocation or suspension under this Section 7.1(j), but shall constitute an amendment for the purposes of Section 6.2(l).

(k) any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Company or any of its Subsidiaries becomes enforceable (i.e., a creditor has a present right to foreclose or exercise similar remedies) exceeding US$10 million and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, administrative receiver, manager or other similar court appointed Person); or

(l) a general moratorium of suspension, without regard to currency, shall be agreed or declared in respect of the payment or performance of all or substantially all of the Company's obligations under any of the Tranche A Loan or the Tranche BA Loan other than, for the avoidance of doubt, a Devaluation Event as described in (and for the period set forth in) Section 7.1(a) above or a Convertibility Limitation in connection with the Company's ability to make Installment Options.

7.2 Notice of Events of Default. If any Event of Default or Potential Event of Default occurred, the Company shall immediately give IDB notice thereof by facsimile specifying the nature of such Event of Default or Potential Event of Default and such events and any steps the Company is taking to remedy the same.

SECTION 8

INCREASED COSTS; FUNDING LOSSES

8.1 Maintenance Amount. (a) On each Interest Payment Date, the Company shall pay in Dollars on demand, in addition to interest due on the Loan, the amount which IDB shall from time to time notify to the Company as being the aggregate of the Maintenance Amounts of IDB accrued and unpaid prior to such Interest Payment Date.

(b) For the purposes of this Agreement, the following terms shall have the following meanings:

(i) the term "Maintenance Amount" means the amount, if any, certified in a "Maintenance Amount Certificate" (as defined in clause (ii) below) to be the net incremental costs to IDB of making or maintaining the A1-A Loan or A1-BA Loan which result from (A) any change in Applicable Law or regulations or in the interpretation thereof by any governmental or regulatory authority charged with the administration or interpretation thereof, whether or not having the force of law and/or (B) any compliance with any request from, or requirement of, any central bank or other monetary or other authority, which in either case, subsequent to the date of this Agreement shall:

(A) impose, modify or deem applicable any reserve, special deposit or similar requirements against assets held by, or deposits with or for the account of, or loans by, IDB;

(B) impose a cost on IDB as a result of its having made the Loan or reduce the rate of return on the overall capital of IDB which it would have been able to achieve if it had not made the Loan;

(C) change the basis of taxation on payments received by IDB in respect of the Loan (otherwise than by a change in taxation of the overall net income of IDB); or

(D) impose on IDB any other condition regarding the making or maintaining of the Loan; and

(ii) the term "Maintenance Amount Certification" means a certification furnished from time to time by IDB certifying in reasonable detail:

(A) the circumstances giving rise to the Maintenance Amount;

(B) that such net costs have increased;

(C) that, in the opinion of IDB, it has exercised reasonable efforts to minimize or eliminate such increase; and

(D) the amount of the Maintenance Amount.

IDB shall not be obliged to disclose any information which it considers to be confidential in providing such certification.

(c) Notwithstanding anything to the contrary contained in Section 3.11, the Company shall have the right on any Interest Payment Date, upon not less than thirty (30) days' written notice to IDB (which notice shall be irrevocable and shall bind the Company to make the prepayment specified below) and upon payment of all accrued interest and Maintenance Amount (if any) on the amount to be prepaid, to prepay the A1-A Loan or the A1-BA Loan after receipt of notification from IDB that a Maintenance Amount is then being charged, provided that the Company simultaneously makes a proportionate (based on outstanding principal balances) prepayment of the respective B1-A Loan or B1-BA Loan, as applicable.

8.2 Funding Losses. If the Company (i) makes any payment of principal on a Loan on any day other than the scheduled date for payment thereof (except for principal payments on such other dates as expressly provided herein, including pursuant to Sections 3.12 and 3.13), or (ii) fails to make any prepayment for which notice has been provided in accordance with Sections 3.12 on the specified prepayment date, the Company shall reimburse IDB on demand for any resulting loss or expense incurred by IDB or any Participant, including, without limitation, any loss or expense incurred in obtaining, liquidating or employing deposits from third parties (but not in respect of lost profits or consequential damages related to the foregoing); provided that IDB shall have delivered to the Company a certificate specifying the amount of such loss or expense (which shall be conclusive and binding on the Company absent clearly manifest error).

8.3 Illegality. Notwithstanding anything to the contrary contained in this Agreement, if, subsequent to the date of this Agreement, any change is made in any Applicable Law or the interpretation or application thereof by any Authority shall make it unlawful for IDB or any Participant to continue to maintain or to fund the Loan or the relevant Participation or any portion thereof, the Company shall, upon request by IDB, prepay promptly in full that portion of the principal amount of the Loan which IDB advises is so affected, together with all accrued and unpaid interest and Maintenance Amount (if any) thereon and other amounts payable under Section 8.2.

SECTION 9

MISCELLANEOUS

9.1 Notices. (a) Any notice, request, demand or other communication to be given or made under this Agreement to IDB or to the Company shall be in writing. Subject to the provisions of Section 7.2, such notice, request, demand or other communication shall be deemed to have been duly given or made when it shall be delivered by hand, airmail, telex or facsimile to the party to which it is required or permitted to be given or made at such party's address specified below or at such other address as such party shall have designated by notice to the party giving or making such notice request or other communication.

For the Company:

Transportadora de Gas del Sur S.A.
Don Bosco 3672, 6° Piso
(1206) Buenos Aires
Argentina
Attention: Enrique Prini Estebecorena

Alternative address for communications by facsimile:

Facsimile 011-54-11-865-7154

For IDB:

Inter-American Development Bank (Private Sector Operations)
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Manager, Private Sector Department

Alternative address for communications by facsimile:

Facsimile (202) 623-3639

(b) Notwithstanding anything to the contrary contained herein or in any other Financing Document, and to the maximum extent permitted by law, any notice or demand required to be given by IDB to the Company hereunder or under any other Financing Document shall not be required to be given if the giving thereof is then prohibited by, or would then result in a violation of, any Applicable Law. The Company hereby irrevocably and unconditionally waives, to the maximum extent permitted by law, the giving of any such notice or demand in the circumstances described in the preceding sentence. The failure to give any such notice or demand shall not modify or adversely affect the obligations, duties and liabilities of the Company hereunder and under any of the other Financing Documents, each of which obligations, duties and liabilities shall be performed as though such notice or demand were given as contemplated herein and in the other Financing Documents.

9.2 Evidence of Authority. The Company shall furnish or cause to be furnished to IDB evidence, substantially in the form of Exhibit G, of the authority of the person or persons who will, on behalf of the Company, sign the requests and certifications provided for in this Agreement and the other Financing Documents, or take any other action or execute any other document required or permitted to be taken or executed by the Company under this Agreement and the other Financing Documents, and the authenticated specimen signature of each such person.

9.3 English Language. All documents to be furnished or communications to be given or made under this Agreement or any of the other Financing Documents shall be in the English language or, if in another language, shall be accompanied by a translation into English certified by an Authorized Representative of the Company, which translation shall be the governing version between the Company and IDB.

9.4 Expenses. (a) The Company shall pay to IDB, or as IDB may direct, the fees and expenses of IDB's legal counsel in Argentina and New York incurred in connection with:

(i) the preparation of this Agreement;

(ii) the preparation and/or review, execution and, where appropriate, registration of this Agreement, the Transaction Documents and any other documents relating thereto;

(iii) the giving of any legal opinions required by IDB hereunder;

(iv) any amendment or modification to, or waiver or consent under, this Agreement or any other Transaction document; and

(v) the registration (where appropriate) and the delivery of the evidence of indebtedness relating to the Loan and the disbursements thereof.

Such fees and expenses shall be paid whether or not any Loan is made or any of the other transactions contemplated by this Agreement are consummated.

(b) The Company shall pay, indemnify, and hold IDB and its directors, officers, employees, shareholder, agents and representatives harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions (whether sounding in contract, in tort or on any other ground), judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of, or in any other way arising out of or relating to, this Agreement, the Notes, the other Financing Documents or any other documents contemplated by or referred to herein or therein or any action taken or omitted to be taken by IDB with respect to any of the foregoing (including, without limitation, any court tax payable in connection with the enforcement of IDB's rights hereunder).

(c) The provisions of this Section 9.4 shall survive repayment of the Notes, the Pagarés and all other amounts payable hereunder.

9.5 Financial Calculations. Unless otherwise specified herein, all financial calculations to be made under, or for the purposes of, this Agreement shall be determined in accordance with Argentine GAAP as required by the CNV, except as otherwise required to conform to the definitions contained in Section 1 or any other provisions of this Agreement, shall be calculated as of any date from the then most recently issued quarterly financial statements as of such date which the Company is obligated to furnish to IDB from time to time, as provided in Section 6.1(d); provided, however, that if the relevant quarterly financial statements should be in respect of the last quarter of a Fiscal Year then, at IDB's option, such calculations may instead be made from the audited financial statements for the relevant Fiscal Year, if issued as of such date.

9.6 Currency Indemnity. In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to IDB under this Agreement or any of the other Financing Documents or for the payment of damages in respect of any breach of this Agreement or any of the other Financing Documents or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the "Judgment Currency") other than the currency due hereunder (the "Agreed Currency"), the Company hereby agrees to indemnify and hold harmless IDB against any deficiency in terms of the Agreed Currency in the amounts received by IDB arising or resulting from any variation as between (i) the rate of exchange at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (ii) the rate of exchange at which IDB is able, in the ordinary course of business to purchase the Agreed Currency with the amount of the Judgment Currency actually received by IDB on the Business Day following such receipt.

9.7 Successors and Assigns. This Agreement shall bind and inure to the benefit of the respective successors and assigns of the parties hereto, except that the Company may not assign or otherwise transfer all or any part of its rights or obligations under this Agreement without the prior written consent of IDB.

9.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

9.9 Confidential Information. (a) Each of the parties hereto agrees that all Confidential Information supplied to it by the other party under this Agreement and the Financing Documents shall be maintained in confidence and that it shall not disclose, without the consent of such other party (and except as expressly provided pursuant to this Section 9.9), any such Confidential Information to any other Person, and shall treat the information with the same degree of care against disclosure or unauthorized use which it affords confidential information of other third parties. For purposes of the foregoing, "Confidential Information" means information delivered by or on behalf of the supplying party in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by the receiving party as being confidential information of the supplying party, provided that such term does not include information that (i) was publicly known or otherwise known to the receiving party prior to the time of such disclosure, (ii) subsequently becomes publicly known through no act or omission by the receiving party or any person acting on its behalf, (iii) otherwise becomes known to the receiving party other than through disclosure by the supplying party or (iv) constitutes financial statements delivered to the receiving party under Section 5.1(f) or Section 6.1(d) of this Agreement that are otherwise publicly available.

(b) Notwithstanding the foregoing, IDB may:

(i) disclose to ING Barings Furman Selz LLC (as Arranger) or to any present or prospective assignee or Participant who has agreed in writing to be bound by provisions substantially in the form of Exhibit H hereto;

(ii) disclose to its directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential); or

(iii) disclose to any Person for the purpose of exercising any power, remedy, right, authority, or discretion under this Agreement or any other Financing Document in connection with an Event of Default or a Potential Event of Default;

any documents or records of, or Confidential Information about, any such agreement (including this Agreement), or the assets, business or affairs of the Company.

(c) The Company acknowledges and agrees that, notwithstanding the terms of any other agreement between the Company and IDB, a disclosure of information by IDB in the circumstances contemplated by this Section 9.9 does not violate any duty owed to the Company or agreement between IDB and the Company.

9.10 Amendment. Subject to Section 9.12, any amendment, supplement, modification or waiver of any provision of this Agreement or any Financing Document shall be in writing and signed by the Company and IDB.

9.11 Remedies and Waivers. No failure or delay by IDB in exercising any power, remedy, discretion, authority or other rights under this Agreement or any other Financing Document shall waive or impair that or any other right of IDB. No single or partial exercise of such a right shall preclude its additional or future exercise. No such waiver shall waive any other right under this Agreement or any other Financing Document. All waivers or consents given under this Agreement or any other Financing Document shall be in writing. No waiver by IDB of any right hereunder or of any default or Event of Default or Potential Event of Default shall be binding upon IDB unless set forth in writing and such writing expressly states that it is intended to constitute such a waiver. No failure by IDB to exercise any right hereunder shall operate as a waiver of any other or further exercise of such right. No waiver by IDB of any default or Event of Default or Potential Event of Default hereunder shall operate as a waiver of any other or further default or Event of Default or Potential Event of Default. A waiver by IDB of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy that IDB would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any rights or remedies provided by law.

9.12 Severability. Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the validity or enforceability of any provision in any other jurisdiction. Where provisions of any law or regulation resulting in such prohibition or unenforceability may be waived they are hereby waived by the parties hereto to the full extent permitted by law so that this Agreement shall be deemed a valid, binding agreement, enforceable in accordance with its terms.

9.13 Governing Law. (a) This Agreement shall be governed by, and construed and interpreted in accordance with, the substantive laws of the State of New York without regard to the conflicts of law provisions thereof other than Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York.

(b) The Company hereby irrevocably agrees that, for the benefit of IDB, any legal action, suit or proceeding arising out of or relating to this Agreement may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York. By the execution and delivery of this Agreement, the Company hereby irrevocably submits to the non-exclusive jurisdiction of any such court in any such action, suit or proceeding and agrees to designate, appoint and empower CT Corporation System, 1633 Broadway, New York, N.Y. 10019, as its authorized agent solely to receive for and on its behalf service of summons or other legal process in any such action, suit or proceeding in any such court. Final judgment against the Company in any such action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction including Argentina by suit on the judgment. Nothing herein shall affect the right of IDB to commence legal proceedings or otherwise sue the Company in Argentina or any other appropriate jurisdiction or to serve process upon the Company in any manner authorized by the laws of any such jurisdiction.

(c) The Company further covenants and agrees that, for so long as it shall be bound to IDB under this Agreement, it shall maintain a duly appointed agent for the service of summons and other legal process in New York, New York, United States of America, for purposes of any legal action, suit or proceeding brought by IDB in respect of this Agreement and shall keep IDB advised of the identity and location of such agent. The Company further irrevocably consents, if for any reason there is no authorized agent for service of process in New York, New York, to the service of process out of the said courts by mailing copies thereof by registered United States air mail, postage prepaid, to the Company at its address specified herein; and in such a case IDB shall also send by telex or facsimile, or shall undertake that there is also sent by telex or facsimile, a copy of such process to the Company.

(d) The serving of process in the manner provided in subsection (c) above in any such action, suit or proceeding shall be deemed personal service and accepted by the Company as such and shall be valid and binding upon the Company for all the purposes of any such action suit or proceeding.

(e) In addition, the Company irrevocably waives, to the fullest extent permitted by Applicable Law, any objection which it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement, brought in the courts of the State of New York or in the United States District Court for the Southern District of New York, and any claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(f) To the extent that the Company may, in any suit, action or proceeding brought in a court of Argentina or elsewhere arising out of or in connection with this Agreement, the Notes or any of the Financing Documents to which it is a party be entitled to the benefit of any provision of law requiring IDB in such suit, action or proceeding to post security for the costs of the Company (cautio judicatum solvi or arraigo), or to post a bond or to take similar action, as the case may be, the Company hereby irrevocably waives such benefit, in each case to the fullest extent now or hereafter permitted under the laws of Argentina or, as the case may be, such other jurisdiction.

(g) The Company hereby acknowledges that IDB shall be entitled under Applicable Law, including the provisions of the International Organizations Immunities Act, to immunity from a trial by jury in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or any other agreement to which the Company is a party, brought against IDB in any court of the United States of America. To the maximum extent not prohibited by law, each of the Company and, by its acceptance hereof, IDB hereby irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement or any Financing Document to which such person is a party and for any counterclaim therein in any forum in which IDB is not entitled to immunity from a trial by jury. To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property, the Company hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement and the other Loan Documents. The Company agrees that the waivers set forth above shall have the fullest extent permitted under the Foreign Sovereign Immunities Act of 1976 of the United States of America and are intended to be irrevocable and not subject to withdrawal for purposes of such Act.

9.14 Set-Off. In addition to any rights and remedies of IDB provided by law, IDB shall have the right, without prior notice to the Company, any such notice being expressly waived by the Company to the extent permitted by applicable law, upon any amount becoming due and payable by the Company hereunder, under the Notes or under the Pagarés (whether at the stated maturity, by acceleration or otherwise) to set-off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by IDB or any branch or agency thereof to or for the credit or the account of the Company. IDB agrees promptly to notify the Company after any such set-off and application made by IDB, provided that the failure to give such notice shall not affect the validity of such set-off and application.

9.15 First 1999 IDB Loan Agreement. Upon its effectiveness, the terms and conditions of this Agreement fully supersede the terms and conditions of the First 1999 IDB Loan Agreement and all rights and obligations of IDB and the Company under the First 1999 IDB Loan Agreement shall be deemed amended and restated in their entirety by the rights and obligations set forth in this Agreement and be governed by the provisions of this Agreement without novation.

9.16 Survival. All representations and warranties made in this Agreement and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement, the Notes and the Pagarés.

IN WITNESS WHEREOF, the parties hereto, acting through their duly authorized representatives, have caused this Amended and Restated Loan Agreement to be signed in their respective names, as of the date first above written.

TRANSPORTADORA DE GAS DEL SUR S.A.

By:

Authorized Representative

By:

Authorized Representative

INTER-AMERICAN DEVELOPMENT BANK

By:

Authorized Representative

EXHIBIT A-1
Loan Control No.: 1129/OC-AR

[FORM OF PROMISSORY NOTE]

A1-A LOAN

US$23,140,000.00 December 15, 2004

FOR VALUE RECEIVED, the undersigned, TRANSPORTADORA DE GAS DEL SUR S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "Company"), hereby unconditionally promises to pay to the INTER-AMERICAN DEVELOPMENT BANK ("IDB"), or its order, in lawful money of the United States of America and in immediately available funds, the principal amount of TWENTY-THREE MILLION, ONE HUNDRED AND FORTY THOUSAND DOLLARS (US$23,140,000.00). Such principal amount shall be repaid in the amounts and on the dates specified in Section 3.2(a) of the Loan Agreement (as defined below), subject to adjustment in the manner specified in the Loan Agreement.

The Company further agrees to pay interest on the unpaid principal amount outstanding hereunder in like money at the rates, on the dates and in the manner specified in Sections 3.11(a)(i) and 3.11(b) of the Loan Agreement. In addition, the Company promises to pay, upon demand, interest on any principal, interest (to the extent permitted by applicable law), premium and any other amount due hereunder or under the Loan Agreement which is not paid when due, from the date on which such amount is due until (but not including) the date such amount is paid in full, at such interest rates as are specified in, and subject to the limitations specified in, Section 3.7 of the Loan Agreement.

The Company hereby authorizes the holder of this Note to record on Schedule I annexed hereto and made a part hereof or on a continuation hereof which shall be attached hereto and made a part hereof the date and amount of each payment or prepayment of principal in respect of the A1-A Loan made pursuant to the Loan Agreement, all in accordance with the terms of the Loan Agreement, which recordation shall constitute *prima facie* evidence of the accuracy of the information recorded; provided, however, that the failure to make any such recordation shall not affect the obligations of the Company in respect of the A1-A Loan and the repayment of the Loan and this Note.

This Note is one of the Notes referred to in the Amended and Restated Loan Agreement (as amended or supplemented from time to time, the "Loan Agreement") dated as of December 15, 2004, between the Company and IDB and is entitled to the benefits thereof, is secured as provided therein and is subject to optional and mandatory prepayment as set forth therein. Terms defined in the Loan Agreement are used herein with their defined meanings unless otherwise defined herein.

Upon the occurrence of any one or more of the Events of Default specified in the Loan Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Loan Agreement.

All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

The failure of the holder of this Note to exercise any of its rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.

IDB agrees that any payment of principal of, or interest on, the Loans or the *Pagarés*, shall be deemed to be a payment under both the Notes and the *Pagarés*.

This Note is subject to the terms and conditions of the Loan Agreement.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES THEREOF RELATING TO CONFLICTS OF LAW OTHER THAN SECTION 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

TRANSPORTADORA DE GAS DEL SUR S.A.

By:____
Name:
Title:

By:____
Name:
Title:

REPAYMENTS OF THE A1-A LOAN

Date	Amount of A1-A Loan Repaid	Unpaid Principal Balance of A1-A Loan	Notation Made By

EXHIBIT B-1
Loan Control No.: 1129/OC-AR

[FORM OF PROMISSORY NOTE]

B1-A LOAN

US$81,452,800.00 December 15, 2004

FOR VALUE RECEIVED, the undersigned, TRANSPORTADORA DE GAS DEL SUR S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "Company"), hereby unconditionally promises to pay to the INTER-AMERICAN DEVELOPMENT BANK ("IDB"), or its order, in lawful money of the United States of America and in immediately available funds, the principal amount of EIGHTY-ONE MILLION, FOUR HUNDRED AND FIFTY-TWO THOUSAND, EIGHT HUNDRED DOLLARS (US$81,452,800.00). Such principal amount shall be repaid in the amounts and on the dates specified in Section 3.2(b) of the Loan Agreement (as defined below), subject to adjustment in the manner specified in the Loan Agreement.

The Company further agrees to pay interest on the unpaid principal amount outstanding hereunder in like money at the rates, on the dates and in the manner specified in Sections 3.11(a)(ii) and 3.11(b) of the Loan Agreement. In addition, the Company promises to pay, upon demand, interest on any principal, interest (to the extent permitted by applicable law), premium and any other amount due hereunder or under the Loan Agreement which is not paid when due, from the date on which such amount is due until (but not including) the date such amount is paid in full, at such interest rates as are specified in, and subject to the limitations specified in, Section 3.7 of the Loan Agreement.

The Company hereby authorizes the holder of this Note to record on Schedule I annexed hereto and made a part hereof or on a continuation hereof which shall be attached hereto and made a part hereof the date and amount of each payment or prepayment of principal in respect of the B1-A Loan made pursuant to the Loan Agreement, all in accordance with the terms of the Loan Agreement, which recordation shall constitute *prima facie* evidence of the accuracy of the information recorded; provided, however, that the failure to make any such recordation shall not affect the obligations of the Company in respect of the B1-A Loan and the repayment of the Loan and this Note.

This Note is one of the Notes referred to in the Amended and Restated Loan Agreement (as amended or supplemented from time to time, the "Loan Agreement") dated as of December 15, 2004, between the Company and IDB and is entitled to the benefits thereof, is secured as provided therein and is subject to optional and mandatory prepayment as set forth therein. Terms defined in the Loan Agreement are used herein with their defined meanings unless otherwise defined herein.

Upon the occurrence of any one or more of the Events of Default specified in the Loan Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Loan Agreement.

All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

The failure of the holder of this Note to exercise any of its rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.

IDB agrees that any payment of principal of, or interest on, the Loans or the *Pagarés*, shall be deemed to be a payment under both the Notes and the *Pagarés*.

This Note is subject to the terms and conditions of the Loan Agreement.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES THEREOF RELATING TO CONFLICTS OF LAW OTHER THAN SECTION 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

TRANSPORTADORA DE GAS DEL SUR S.A.

By:____________________________________
Name:
Title:

By:____________________________________
Name:
Title:

SCHEDULE I
TO EXHIBIT B-1

REPAYMENTS OF THE B1-A LOAN

Date	Amount of B1-A Loan Repaid	Unpaid Principal Balance of B1-A Loan	Notation Made By

EXHIBIT C-1
Loan Control No.: 1129/OC-AR

[FORM OF PROMISSORY NOTE]

A1-BA LOAN

US$21,360,000.00 December 15, 2004

FOR VALUE RECEIVED, the undersigned, TRANSPORTADORA DE GAS DEL SUR S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "Company"), hereby unconditionally promises to pay to the INTER-AMERICAN DEVELOPMENT BANK ("IDB"), or its order, in lawful money of the United States of America and in immediately available funds, the principal amount of TWENTY-ONE MILLION, THREE HUNDRED AND SIXTY THOUSAND DOLLARS (US$21,360,000.00). Such principal amount shall be repaid in the amounts and on the dates specified in Section 3.2(c) of the Loan Agreement (as defined below), subject to adjustment in the manner specified in the Loan Agreement.

The Company further agrees to pay interest on the unpaid principal amount outstanding hereunder in like money at the rates, on the dates and in the manner specified in Sections 3.11(a)(iii) and 3.11(b) of the Loan Agreement. In addition, the Company agrees to pay B-A UIP Interest at the rates, on the dates and in the manner specified in Section 3.11(c) of the Loan Agreement. In addition, the Company promises to pay, upon demand, interest on any principal, interest (to the extent permitted by applicable law), premium and any other amount due hereunder or under the Loan Agreement which is not paid when due, from the date on which such amount is due until (but not including) the date such amount is paid in full, at such interest rates as are specified in, and subject to the limitations specified in, Section 3.7 of the Loan Agreement.

The Company hereby authorizes the holder of this Note to record on Schedule I annexed hereto and made a part hereof or on a continuation hereof which shall be attached hereto and made a part hereof the date and amount of each payment or prepayment of principal in respect of the A1-BA Loan made pursuant to the Loan Agreement, all in accordance with the terms of the Loan Agreement, which recordation shall constitute *prima facie* evidence of the accuracy of the information recorded; provided, however, that the failure to make any such recordation shall not affect the obligations of the Company in respect of the A1-BA Loan and the repayment of the Loan and this Note.

This Note is one of the Notes referred to in the Amended and Restated Loan Agreement (as amended or supplemented from time to time, the "Loan Agreement") dated as of December 15, 2004, between the Company and IDB and is entitled to the benefits thereof, is secured as provided therein and is subject to optional and mandatory prepayment as set forth therein. Terms defined in the Loan Agreement are used herein with their defined meanings unless otherwise defined herein.

Upon the occurrence of any one or more of the Events of Default specified in the Loan Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Loan Agreement.

All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

The failure of the holder of this Note to exercise any of its rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.

IDB agrees that any payment of principal of, or interest on, the Loans or the *Pagarés*, shall be deemed to be a payment under both the Notes and the *Pagarés*.

This Note is subject to the terms and conditions of the Loan Agreement.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES THEREOF RELATING TO CONFLICTS OF LAW OTHER THAN SECTION 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

TRANSPORTADORA DE GAS DEL SUR S.A.

By:______________________________________
Name:
Title:

By:______________________________________
Name:
Title:

SCHEDULE I
TO EXHIBIT C-1

REPAYMENTS OF THE A1-BA LOAN

Date	Amount of A1-BA Loan Repaid	Unpaid Principal Balance of A1-BA Loan	Notation Made By

[FORM OF PROMISSORY NOTE]

B1-BA LOAN

US$75,187,200.00 December 15, 2004

FOR VALUE RECEIVED, the undersigned, TRANSPORTADORA DE GAS DEL SUR S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "Company"), hereby unconditionally promises to pay to the INTER-AMERICAN DEVELOPMENT BANK ("IDB"), or its order, in lawful money of the United States of America and in immediately available funds, the principal amount of SEVENTY-FIVE MILLION, ONE HUNDRED AND EIGHTY-SEVEN THOUSAND, TWO HUNDRED DOLLARS (US$75,187,200.00). Such principal amount shall be repaid in the amounts and on the dates specified in Section 3.2(d) of the Loan Agreement (as defined below), subject to adjustment in the manner specified in the Loan Agreement.

The Company further agrees to pay interest on the unpaid principal amount outstanding hereunder in like money at the rates, on the dates and in the manner specified in Sections 3.11(a)(iv) and 3.11(b) of the Loan Agreement. In addition, the Company agrees to pay B-A UIP Interest at the rates, on the dates and in the manner specified in Section 3.11(c) of the Loan Agreement. In addition, the Company promises to pay, upon demand, interest on any principal, interest (to the extent permitted by applicable law), premium and any other amount due hereunder or under the Loan Agreement which is not paid when due, from the date on which such amount is due until (but not including) the date such amount is paid in full, at such interest rates as are specified in, and subject to the limitations specified in, Section 3.7 of the Loan Agreement.

The Company hereby authorizes the holder of this Note to record on Schedule I annexed hereto and made a part hereof or on a continuation hereof which shall be attached hereto and made a part hereof the date and amount of each payment or prepayment of principal in respect of the B1-BA Loan made pursuant to the Loan Agreement, all in accordance with the terms of the Loan Agreement, which recordation shall constitute *prima facie* evidence of the accuracy of the information recorded; provided, however, that the failure to make any such recordation shall not affect the obligations of the Company in respect of the B1-BA Loan and the repayment of the Loan and this Note.

This Note is one of the Notes referred to in the Amended and Restated Loan Agreement (as amended or supplemented from time to time, the "Loan Agreement") dated as of December 15, 2004, between the Company and IDB and is entitled to the benefits thereof, is secured as provided therein and is subject to optional and mandatory prepayment as set forth therein. Terms defined in the Loan Agreement are used herein with their defined meanings unless otherwise defined herein.

Upon the occurrence of any one or more of the Events of Default specified in the Loan Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Loan Agreement.

All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

The failure of the holder of this Note to exercise any of its rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.

IDB agrees that any payment of principal of, or interest on, the Loans or the *Pagarés*, shall be deemed to be a payment under both the Notes and the *Pagarés*.

This Note is subject to the terms and conditions of the Loan Agreement.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES THEREOF RELATING TO CONFLICTS OF LAW OTHER THAN SECTION 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

TRANSPORTADORA DE GAS DEL SUR S.A.

By:____
Name:
Title:

By:____
Name:
Title:

REPAYMENTS OF THE B1-BA LOAN

Date	Amount of B1-BA Loan Repaid	Unpaid Principal Balance of B1-BA Loan	Notation Made By

EXHIBIT G

FORM OF CERTIFICATE OF INCUMBENCY AND AUTHORITY

(SEE SECTION 5.1(E))

[COMPANY LETTERHEAD]

December 15, 2004

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
United States of America

Attention: Manager, Private Sector Department

Ladies and Gentlemen:

Certificate of Incumbency and Authority

With reference to the Amended and Restated Loan Agreement between us, dated as of December 15, 2004 (amending and restating that certain Loan Agreement dated as of April 5, 1999) (the "Loan Agreement"), I, the undersigned [Chairman/Director] of Transportadora de Gas del Sur S.A. (the "Company"), duly authorized to do so, hereby certify that the following are the names, offices and true specimen signatures of the persons each of whom will, and will continue to be authorized to take any action required or permitted to be taken, done, signed or executed under the Loan Agreement or any other agreement to which IDB and the Company may be parties.

Name[1]	Office	Specimen Signature
____________________	____________________	____________________
____________________	____________________	____________________
____________________	____________________	____________________
____________________	____________________	____________________
____________________	____________________	____________________

You may assume that any such person continues to be so authorized until you receive authorized written notice from the Company that they are, or any of them, is no longer so authorized.

Yours truly,
TRANSPORTADORA DE GAS DEL SUR S.A
By: ______________________________
Name:
Title: Authorized Representative

[1] Designations may be changed by the Company at any time with the consent of IDB, such consent not to be unreasonably withheld, by issuing a new Certificate of Incumbency and Authority authorized by the Board of Directors of the Company.

FORM OF CONFIDENTIALITY PROVISIONS

Section [___]. Confidential Information. Capitalized terms used in this Section [___], unless otherwise indicated, shall have the meaning specified in the Amended and Restated Loan Agreement dated [ ] (as amended or supplemented from time to time, the "Loan Agreement"), between Transportadora de Gas del Sur S.A. and the Inter-American Development Bank.

(a) The [Recipient] agrees that it will maintain the confidentiality of all Confidential Information (as defined below) in accordance with procedures adopted by it in good faith to protect confidential information of third parties delivered to it, provided that it may deliver or disclose Confidential Information to (i) its directors, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of its Participation), (ii) its financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section [__], (iii) IDB, (iv) any holder of any Participation, (v) any other Person to whom it sells or offers to sell such Participation or any part thereof or any portion thereof (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section [___]), (vi) any Person from whom it offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section [___]), (vii) any federal or state regulatory authority having jurisdiction over it, (viii) the National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about the Recipient's investment or loan portfolio or (ix) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to it, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which it is a party or (z) if an Event of Default has occurred and is continuing, to the extent it may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under the Participation Agreement related to the Participation and to which it is party.

(b) As used herein, "Confidential Information" means information delivered to the [Recipient] by or on behalf of or through the ING Baring Furman Selz LLC ("Arranger") or IDB or by or on behalf of the Company in connection with the transactions contemplated by or otherwise pursuant to the Loan Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by the [Recipient] as being confidential information of the Company, provided that such term does not include information that (i) was publicly known or otherwise known to the [Recipient] prior to the time of such disclosure, (ii) subsequently becomes publicly known through no act or omission by the [Recipient] or any person acting on its behalf, (iii) otherwise becomes known to the [Recipient] other than through disclosure by the Company or by or on behalf of or through the Arranger, IDB or any holder of any Participation or (iv) constitutes financial statements delivered to the [Recipient] under Section 4.8 of the Participation Agreement that are otherwise publicly available.

EXHIBIT I

FORM OF AUTHORIZATION TO THE AUDITORS

(SEE SECTIONS 5.1(D) AND 6.1(I) OF THE LOAN AGREEMENT)

[COMPANY LETTERHEAD]

December 15, 2004

[NAME OF AUDITORS]
[ADDRESS]

Ladies and Gentlemen:

We hereby authorize and request you to give to the Inter-American Development Bank of 1300 New York Avenue, N.W., Washington, D.C. 20577, United States of America ("IDB"), the information specified herein with regard to the financial statements of the undersigned Company, both audited and unaudited. We have agreed to supply that information and those statements under the terms of the Loan Agreement between the undersigned Company and IDB dated December 15, 2004 (the "Loan Agreement"). For your information we enclose a copy of the Loan Agreement.

We authorize and request you to send to IDB two copies of the year-end audited and quarterly unaudited financial information of the undersigned Company and its Subsidiaries required to be provided under Sections 6.l(d)(i) and (ii) of the Loan Agreement, consisting of consolidated balance sheets, statements of income and retained earnings and statements of cash flows, together with a full report thereon by you in the case of year-end information, all in the manner and to the extent required of the undersigned Company under Sections 6.l(d)(i) and 6.1(d)(ii) of the Loan Agreement. Our authorization and request shall not extend to any financial information of the undersigned Company not expressly required to be provided under the Loan Agreement.

Please note that under Sections 6.1(e)(i) and 6.l(e)(vi) of the Loan Agreement, we are also obliged to provide IDB with:

(a) concurrently with the delivery of the financial statements required to be provided under Sections 6.1(d)(i) and (ii), a report by you certifying as to the Consolidated Debt Ratio and Consolidated Coverage Ratio with respect to the Company as of the date of the related financial statements; and

(b) promptly following receipt thereof by the Company or any Subsidiary, a copy of any management letter or other communication from you to the Company or any Subsidiary in relation to the Company's or such Subsidiary's financial, accounting and other systems, management or accounts.

Please also submit two copies of each such communication and report to IDB with the Company's audited consolidated financial statements.

We are also obligated to permit IDB, at any time after the occurrence and during the continuance of an Event of Default or Potential Event of Default, to discuss the business, operations, properties and other financial and other information relating to the undersigned Company and its Subsidiaries with the Company’s auditors. We hereby authorize you, upon receipt by you of any notice from IDB that an Event of Default or Potential Default shall have occurred and is continuing, to meet with IDB and to provide to IDB all such information as IDB may reasonably request, provided that either you or IDB shall have invited the Company to attend any such meeting prior to the occurrence thereof.

For our records, please ensure that you send to us a copy of every letter which you receive from IDB immediately upon receipt and a copy of each reply made by you immediately upon the issue of that reply.

Yours truly,
TRANSPORTADORA DE GAS DEL SUR S.A.
By: ______________________________
Name:
Title: Authorized Representative

EXHIBIT K

[Company's letterhead]

NOTICE OF OPTIONAL PREPAYMENT

To the Inter-American Development Bank:

TRANSPORTADORA DE GAS DEL SUR S.A.
US$[___]
TRANCHE [ ] LOAN

NOTICE IS HEREBY GIVEN that, pursuant to Section 3.12(d) of the Amended and Restated Loan Agreement, dated as of December 15, 2004, by and between Transportadora de Gas del Sur S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "**Company**") and the Inter-American Development Bank ("**IDB**") (the "**Loan Agreement**"), and pursuant to the terms of the Loan Agreement, the Company will prepay (an "**Optional Prepayment**") on [___] (the "**Prepayment Date**"), US$[___][2] of the outstanding principal amount of the Tranche [ ] Loan [(which constitutes 100% of the Tranche [ ] Loan outstanding)][3] at a prepayment price equal to [___]% of the principal amount thereof (the "**Prepayment Price**"), together with accrued interest and all other Obligations due with respect to such principal amount to but excluding the Prepayment Date[; *provided*, that the Company may prepay more or less than US$[__] of the outstanding principal amount of the Tranche [ ] Loan, based on the principal amount that IDB (under the Loan Agreement and the Other IDB Loan Agreement) and the holders of the Series [ ] Notes and the Series [__]-P Notes accept for prepayment or redemption, as described below][4]. Capitalized terms used but not defined herein shall have the meanings specified in the Loan Agreement.

As required by Section 3.12(d)(vi) of the Loan Agreement, in addition to electing to prepay the Tranche [ ] Loan, the Company has also elected to prepay or redeem [a corresponding proportion][100%] of the Series [ ] Notes and the Series [__]-P Notes and to prepay [a corresponding proportion][100%] of the Tranche [__] Loan under the Other IDB Loan Agreement. The Tranche [ ] Loan, the Series [ ] Notes, the Series [__]-P Notes and the Tranche [__] Loan under the Other IDB Loan Agreement are collectively referred to herein as the "**Tranche [__] Debt Obligations**." The aggregate principal amount of the Tranche [__] Debt Obligations that the Company will prepay and redeem is US$[____] (the "**Aggregate Prepayment Amount**"). The related optional redemption notices provided to holders of the Series [ ] Notes and Series [ ]-P Notes are attached hereto as Annexes A and B.

[Subject to the Company's Optional Prepayment Reallocation Right set forth in Section 3.12(f) of the Loan Agreement, you have the right to refuse to have the Tranche [ ] Loan included in the Company's Optional Prepayment, in whole or in part, by delivering a Refusal Notice to the Company in the form attached as Annex C to this notice, in the manner set forth therein, by no later than [date**].**[5] If the Company does not receive a Refusal Notice from you by [date], you will be deemed to have elected to tender up to 100% of the Tranche [ ] Loan held by you for prepayment by the Company.

If the aggregate principal amount of Tranche [__] Debt Obligations that holders of the Series [ ] Notes, the Series [_]-P Notes and IDB (under both the Loan Agreement and the Other Loan Agreement) (collectively, the "**Accepting Holders**") accept for redemption or prepayment, as the case may be, exceeds the Aggregate Prepayment Amount, the Company will allocate such Aggregate Prepayment Amount among the Accepting Holders on a pro rata basis in proportion to the principal amount of Tranche [_] Debt Obligations such Accepting Holders have accepted for redemption or prepayment, as the case may be.

If the Aggregate Prepayment Amount exceeds the aggregate principal amount of Tranche [_] Debt Obligations that Accepting Holders have accepted for redemption or prepayment, as the case may be (such excess amount, the "**Excess Amount**"), then on the Prepayment Date, the Company will redeem or

[2] Amount to be filled in will be IDB's pro rata share of the aggregate amount of Tranche [__] Debt Obligations to be prepaid or redeemed.
[3] Include if prepayment and redemption is for all of the Tranche [ ] Debt Obligations.
[4] Include proviso only for partial prepayment.
[5] Date to be filled will be date that is 20 Business Days from the date of the notice.

prepay, as the case may be, the amount such Accepting Holders have accepted for redemption or prepayment. If there is an Excess Amount, the Company may (a) provide a notice of such Excess Amount to the Refusing Holders and (b) by no later than [date],[6] provide a notice of its exercise of its Optional Prepayment Reallocation Right, each as set forth in Section 3.12(f) of the Loan Agreement. Accordingly, if there is an Excess Amount, you may receive further notices from the Company regarding the Excess Amount and the Company's exercise of its Optional Prepayment Reallocation Right.][7]

All questions regarding this Notice of Prepayment should be directed to the Company by telephoning [___] at [___].

TRANSPORTADORA DE GAS DEL SURE S.A.

Dated: ___________

---

[6] Date to be filled in will be date that is 15 days prior to the Redemption Date.
[7] Include only for partial prepayment.

Annex A to Exhibit K

[Attach optional redemption notice for Series [ ] Notes.]

Annex B to Exhibit K

[Attach optional redemption notice for Series [ ]-P Notes.]

Annex C to Exhibit K

REFUSAL NOTICE

Transportadora de Gas del Sur S.A.
Don Bosco 3672, 5th Floor
1206 Buenos Aires
Argentina

Re: Optional Prepayment of US$[__] principal amount of Tranche [ ] Loan (consisting of the A2-[ ] Loan and B2-[ ] Loan])

Ladies and Gentlemen:

Reference is hereby made to the Notice of Optional Prepayment (the "**Notice**"), dated [___] from Transportadora de Gas del Sur S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "**Company**"), to the Inter-American Development Bank ("**IDB**"), pursuant to which the Company provided notice of its election to exercise an Optional Prepayment of the Tranche [ ] Loan pursuant to Section 3.12 of the Amended and Restated Loan Agreement dated as of December 15, 2004 between the Company and IDB (the "**Loan Agreement**") (amending and restating that certain Loan Agreement dated as of April 5, 1999). Capitalized terms used but not defined herein shall have the meanings specified in the Loan Agreement.

Pursuant to Section 3.12(f) of the Loan Agreement, IDB hereby provides notice of its election to exercise its Refusal Right in respect of the following principal amount of the Tranche [ ] Loan held by IDB: US$________________________ (the "**Refused Amount**")

IDB acknowledges that, if the Refused Amount constitutes less than the full principal amount of the Tranche [ ] Loan held by IDB, it accepts for prepayment by the Company the remaining principal amount of the Tranche [ ] Loan held by IDB. IDB further acknowledges that it shall not be entitled to payment of any prepayment price in respect of the Refused Amount that is not prepaid.

Very truly yours,

By: ______________________________
Name:
Title:

IDB ENVIRONMENTAL GUIDELINES

During the term of the Loan, the Company must comply with the guidelines listed below:

1. The Company shall consult with IDB before approving and implementing any aspect of the Investment Program which would result in any material environmental or social impact.

2. The Company shall notify IDB in writing, within 30 days after the Company becomes aware, or should reasonably have become aware, of (i) any material non-compliance with the Environmental Requirements, (ii) any material environmental, health or safety problem relating to its Properties or the works constituting the Investment Program, (iii) any material environmental claim made against the Company or any Subsidiary by any Person or (iv) any material complaint registered against the Company by any Person relating to the environment, health or safety in connection with any of the Company's Properties or any project constituting part of the Investment Program, in each case, such notification to include a description of the situation (e.g., extent, magnitude, impact), the cause of such situation, proposed corrective or remedial actions, details of any actions already taken and a proposed schedule for future remedial action.

3. The Company shall use its best efforts to maintain ISO 14001 certification.

4. The Company shall cause thorough environmental impact assessments to be prepared in connection with any project or subproject undertaken by the Company or any Subsidiary at any time during the life of the loan that could potentially have a significant adverse social or environmental impact. All environmental impact assessments that are prepared for any such project or subproject shall comply in all respects with all ENARGAS environmental requirements. Consultation will be held with the locally affected population with respect to each such project or subproject. Public comment will be taken into consideration in any revisions to the mitigation plan produced with respect to such project or subproject.

5. If any resettlement or expropriation is required in connection with any project or subproject that will constitute a part of the Investment Program, the Company will comply fully with IDB's Policy on Involuntary Resettlement (dated August 1998).

6. IDB shall have received by May 1, 2005, in form and substance reasonably acceptable to IDB, a written procedure and evidence of implementation thereof (including without limitation any necessary training, and incorporation into the Company's Environmental Management System) related to the development of an environmental impact assessment, public disclosure and public consultation related to any project or subproject undertaken by the Company or any Subsidiary at any time during the life of the Loan that could potentially have a significant adverse social or environmental impact (pursuant to clause 4 of this Annex B-1) and such procedure shall include, at a minimum, a clear description of when such an environmental impact assessment and public disclosure and consultation is required, content and method to prepare an environmental impact assessment, approaches to identify the relevant project stakeholders, methods for public disclosure of the environmental impact assessment, and methods to perform public consultation, and procedures to take into consideration comments received.

7. IDB shall have received by March 1, 2005, in form and substance reasonably acceptable to IDB, a written procedure for specific, on-site inspection of environmental, health and safety issues associated with all projects in order to ensure that Company employees and any contractors are complying with all applicable environmental, social and health and safety requirements (including without limitation, Environmental Laws, any applicable environmental protection and mitigation plans, and Environmental Requirements), and such procedure shall state the recommended frequency and form of such inspections, requirements for inspectors, chain-of-command for reporting of inspection results, and form of confirming necessary corrective actions have been implemented to resolve issues identified.

8. Prior to March 1, 2005, the Company shall have entered into a three-party agreement with IDB and an environmental consultant reasonably acceptable to both IDB and TGS, based in Argentina, through which the environmental consultant shall annually assist IDB in monitoring the Company's compliance with the Environmental Guidelines in this Annex B and all other environmental and social requirements of this Agreement, throughout the life of this Agreement. Reasonable costs of the environmental consultant shall be paid by the Company.

ANNEX C

EARLY CASH SURPLUS AMORTIZATION

(1) *General.* In accordance with Section 3.13(b) and subject to and in accordance with the terms and conditions set forth in paragraphs 2 through 9 below, the Company shall apply a portion of its Cash Surplus, if any, to pay amounts ("Early Amortization Amounts") in respect of outstanding principal of the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be, with respect to each Fiscal Year, or portion thereof, occurring during the period from and including December [15], 2004 to and including December [14], 2010 (the "Applicable Amortization Period"). Capitalized terms used and not defined in this Annex C have the meaning specified in Section 1.1 of the Amended and Restated Loan Agreement dated as of December [15], 2004 (as amended or supplemented from time to time, the "Agreement"), between Transportadora de Gas del Sur S.A. and the Inter-American Development Bank, of which this Annex C is a part.

(2) *Early Amortization Periods.*

(a) *Initial, Annual and Final Periods*. The Company shall determine whether Early Amortization Amounts are payable in respect of the following periods occurring during the Applicable Amortization Period:

(i) the period from and including December [15], 2004 to and including December [31], 2004 (the "Initial Partial Fiscal Year");

(ii) each full Fiscal Year occurring thereafter during the Applicable Amortization Period (each, an "Applicable Fiscal Year"); and

(iii) the period from and including January 1, 2010 to and including December [14], 2010 (the "Final Partial Fiscal Year"); and

(b) *Semi-Annual Period.* If the Company makes a semi-annual Restricted Payment (other than the payment of a Management Fee) in any Applicable Fiscal Year, the Company shall also determine whether Early Amortization Amounts are payable in respect of the first two fiscal quarters of such Applicable Fiscal Year (each, a "Semi-Annual Fiscal Period"); and

(c) *Quarterly Period.* The Company may, at its sole election, determine and pay Early Amortization Amounts in respect of any fiscal quarter of an Applicable Fiscal Year, the Initial Partial Fiscal Year or the Final Partial Fiscal Year (each, a "Quarterly Fiscal Period," and, together with the Initial Partial Fiscal Year, the Applicable Fiscal Years, the Final Partial Fiscal Year and any Semi-Annual Fiscal Period each, an "Early Amortization Period").

(3) *Priority of Early Amortization Payments*. On any Early Amortization Payment Date, the aggregate Early Amortization Amount will be applied as follows: (i) first to the outstanding Tranche A Debt Obligations, on a pro rata basis, until such Tranche A Debt Obligations are no longer outstanding and (ii) next to the outstanding Tranche B Debt Obligations, on a pro rata basis, until such Tranche B Debt Obligations are no longer outstanding.

(4) *Calculation of Aggregate Early Amortization Amount.* The aggregate Early Amortization Amount, if any, that the Company will pay to holders of the Tranche A Debt Obligations or, if no Tranche A Debt Obligations are outstanding, to holders of the Tranche B Debt Obligations on the applicable Early Amortization Payment Date in respect of an Early Amortization Period for which the Company is required to or elects to pay an Early Amortization Amount shall be determined as follows:

(a) *Initial Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of the Initial Partial Fiscal Year (the "Initial Early Amortization Amount") will be equal to the *product* of (x) Adjusted Cash Surplus determined by reference to Cash as of December 31, 2004 and (y) [0.047];

(b) *Annual Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of an Applicable Fiscal Year (each, an "Annual Early Amortization Amount") will be equal to Adjusted Cash Surplus determined by reference to Cash as of December 31st of the Applicable Fiscal Year in respect of which such Annual Early Amortization Amount is being paid;

(c) *Semi-Annual Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of a Semi-Annual Fiscal Period (each, a "Semi-Annual Early Amortization Amount") will be equal to Adjusted Cash Surplus determined by reference to Cash as of the last day of the Semi-Annual Fiscal Period in respect of which such Semi-Annual Early Amortization Amount is being paid;

(d) *Quarterly Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of a Quarterly Fiscal Period (each, a "Quarterly Early Amortization Amount") will be equal to Adjusted Cash Surplus determined by reference to Cash as of the last day of the fiscal quarter in respect of which such Quarterly Early Amortization Amount is being paid; and

(e) *Final Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of the Final Partial Fiscal Year (the "Final Early Amortization Amount") will be equal to the *product* of (x) Adjusted Cash Surplus determined by reference to Cash as of December 31, 2010, and (y) [0.967].

(5) *Early Amortization Payment Dates*. The Early Amortization Payment Dates shall be as set forth below:

(a) *Initial Early Amortization Payment Date*: The Company will pay the Initial Early Amortization Amount on the earlier of (i) the first Interest Payment Date following the Shareholders' Meeting Date occurring in 2005 and (ii) May 1, 2005; provided, however, that if the relevant Shareholders' Meeting Date occurs on or after April 30, 2005 due to a Permitted Extension, then the date on which the Company will pay the Initial Early Amortization Amount will be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date; provided, further, that if the Company exercises its option to determine the Initial Early Amortization Amount based on its unaudited consolidated financial statements, the Company will pay the Initial Early Amortization Amount on May 1, 2005 (such date, the "Initial Early Amortization Payment Date");

(b) *Annual Early Amortization Payment Date*: The Company will pay the Annual Early Amortization Amount in respect of an Applicable Fiscal Year on the earlier of (i) the first Interest Payment Date following the Shareholders' Meeting Date occurring in the Fiscal Year subsequent to such Applicable Fiscal Year and (ii) May 1st of the Fiscal Year subsequent to such Applicable Fiscal Year; provided, however, that if the relevant Shareholders' Meeting Date occurs on or after April 30th of the Fiscal Year subsequent to such Applicable Fiscal Year due to a Permitted Extension, then the date on which the Company will pay the Annual Early Amortization Amount in respect of such Applicable Fiscal Year will be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date; provided, further, that if the Company exercises its option to determine an Annual Early Amortization Amount based on its unaudited consolidated financial statements, the Company will pay such Annual Early Amortization Amount on May 1st of the Fiscal Year subsequent to such Applicable Fiscal Year (such date, the "Annual Early Amortization Payment Date");

(c) *Semi-Annual Early Amortization Payment Date*: If required to pay a Semi-Annual Early Amortization Amount in respect of a Semi-Annual Fiscal Period pursuant to paragraph 2(b) above, the Company will pay the Semi-Annual Early Amortization Amount in respect of such Semi-Annual Fiscal Period on or prior to the date that the Company makes the relevant semi-annual Restricted Payment (such date, the "Semi-Annual Early Amortization Payment Date");

(d) *Quarterly Early Amortization Payment Date*: If the Company, in its sole discretion, elects to pay a Quarterly Early Amortization Amount with respect to any Quarterly Fiscal Period, the Company will pay such Quarterly Early Amortization Amount in respect of such Quarterly Fiscal Period on the first Interest Payment Date following the end of the fiscal quarter in respect of which such Quarterly Early Amortization Amount is being paid; provided, that if consolidated financial statements in respect of such fiscal quarter are not available on such Interest Payment Date, the Company will pay such Quarterly Early Amortization Amount on the following Interest Payment Date (each such date, a "Quarterly Early Amortization Payment Date");

(e) *Final Early Amortization Payment Date*: The Company will pay the Final Early Amortization Amount on the earlier of (i) the first Interest Payment Date following the Shareholders' Meeting Date occurring in 2011 and (ii) May 1, 2011; provided, however, that if the relevant Shareholders' Meeting Date occurs on or after April 30, 2011 due to a Permitted Extension, then the date on which the Company will pay the Final Early Amortization Amount will be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date; provided, further, that if the Company exercises its option to determine the Final Early Amortization Amount based on its unaudited consolidated financial statements, the Company will pay the Final Early Amortization Amount on May 1, 2011 (such date, the "Final Early Amortization Payment Date" and, together with the Initial Early Amortization Payment Date, the Annual Early Amortization Payment Dates, the Semi-Annual Early Amortization Payment Dates and the Quarterly Early Amortization Payment Dates, each an "Early Amortization Payment Date").

(6) *[Intentionally Omitted.]*

(7) *Application of Early Amortization Amounts.* Each aggregate Early Amortization Amount that is paid by the Company shall result in an adjustment of the principal amortization schedule for the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be. Each adjustment with respect to an aggregate Early Amortization Amount shall be made as follows:

(a) an amount equal to 50% of each aggregate Early Amortization Amount shall:

(i) reduce the next upcoming scheduled amortization payment on the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be, and

(ii) thereafter reduce each succeeding scheduled amortization payment on the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be;

in each case, allocating such amount ratably as to each such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, in proportion to its aggregate principal amount, after giving effect to any prior reductions in the principal amortization schedule applicable to such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, as a result of the adjustments for aggregate Early Amortization Amounts in accordance with this paragraph 7 in respect of prior Early Amortization Periods, and

(b) an amount equal to 50% of each aggregate Early Amortization Amount shall equally reduce the amount of each of the scheduled amortization payment on the Tranche A Debt Obligations or Tranche B Debt Obligations, as the case may be, beginning with scheduled amortization payments occurring in the first Year in which no scheduled amortization payment has previously been made at the time of payment of such Early Amortization Amount, beginning with Year 4 through the final scheduled amortization date for the Tranche A Debt Obligations or Tranche B Debt Obligations, as the case may be; in each case, ratably as to each such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, in proportion to its aggregate principal amount, after giving effect to any prior reductions in the principal amortization schedule applicable to such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, as a result of the application of aggregate Early Amortization Amounts in accordance with this paragraph 7 in respect of prior Early Amortization Periods.

The Company shall pay to IDB when due, IDB's Pro Rata Share of the Initial Early Amortization Amount, Annual Early Amortization Amount, Semi-Annual Amortization Amount, Quarterly Early Amortization Amount, and Final Early Amortization Amount, as the case may be. Such amounts shall be applied in the manner set forth in this paragraph 7.

(8) *Calculation of Early Amortization Amounts.* All calculations or determinations of the Initial Early Amortization Amount, the Final Early Amortization Amount and any Annual Early Amortization Amount will be made on the relevant Shareholders' Meeting Date (or, if the relevant Shareholders' Meeting Date has not occurred prior to the Initial Early Amortization Payment Date, Final Early Amortization Payment

Date or Annual Early Amortization Date, as the case may be, on April 30th). All calculations or determinations with respect to any Semi-Annual Early Amortization Amount or Quarterly Early Amortization Amount will be made on the Business Day immediately preceding the applicable Early Amortization Payment Date. All calculations or determinations with respect to Early Amortization Amounts will be based on the U.S. Dollar Equivalent of any amount, to the extent necessary for such calculation or determination, as of such date of calculation or determination.

(9) *Reliance on Financial Statements.* The Company shall use (i) audited consolidated financial statements for any calculation or determination of the Initial Early Amortization Amount, the Final Early Amortization Amount, any Semi-Annual Early Amortization Amount and any Annual Early Amortization Amount and (ii) unaudited consolidated financial statements for any calculation or determination of any Quarterly Early Amortization Amount; *provided, however*, that if the date by the which the Company is required to file its audited consolidated financial statements with the CNV is extended by the CNV, the Company may instead use unaudited consolidated financial statements for the calculation or determination of any Early Amortization Amount other than a Semi-Annual Early Amortization Amount. In addition, in computing the Early Amortization Amount, the Company may rely in good faith on the consolidated financial statements that are available on the date of determination, and the Company will use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV.

If the Company determines and pays the Initial Early Amortization Amount, the Final Early Amortization Amount or any Annual Early Amortization Amount based on its unaudited consolidated financial statements, as soon as reasonably practicable after (but in no case more than 10 Business Days after) the date on which the Company's audited consolidated financial statements for the relevant Early Amortization Period are available, the Company will redetermine such Initial Early Amortization Amount, Final Early Amortization Amount or Annual Early Amortization Amount, as the case may be, based on such audited consolidated financial statements and pay an amount equal to any positive difference between the amount so redetermined and the corresponding amount previously paid.

Any action (x) taken in good faith in connection with this covenant in accordance with the requirements hereof or of the Agreement in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant period and (y) deemed to be in violation of the requirements hereof or of the Agreement as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements hereof and of the Agreement.

Schedule 1

TRANSPORTADORA DE GAS DEL SUR S.A.

[INSERT NAME OF SUBORDINATED LENDER]
as a Subordinated Lender
and

any Senior Creditor that is a party hereto

SUBORDINATION AGREEMENT

THIS AGREEMENT is made as of ________, 20__ **AMONG**

(1) **TRANSPORTADORA DE GAS DEL SUR S.A.**, a company organized and existing under the laws of the Republic of Argentina ("**TGS**");

(2) **[***Insert full corporate name of subordinated lender***]** a **[***insert type of business entity***]** organized and existing under the laws of **[***insert jurisdiction of incorporation***]** (the "**Subordinated Lender**"); and

(3) any Senior Creditor that is a party to this Agreement.

RECITALS:

WHEREAS, TGS has undertaken a process of restructuring substantially all of its financial indebtedness and in that connection, it has entered into (i) an Indenture with The Bank of New York, as trustee (the "**Trustee**"), and Banco Rio de La Plata S.A., as registrar, paying agent and transfer agent, dated as of December 15, 2004 (the "**Indenture**"), pursuant to which TGS issued Series A Notes due 2010, Series B-A Notes due 2013, Series B-B Notes due 2013, Series A-P Notes due 2010, Series B-A-P due 2013 and Series B-B-P Notes due 2013 (collectively, the "**Senior Notes**") and (ii) two amended and restated loan agreements with **INTER-AMERICAN DEVELOPMENT BANK** ("**IDB**"), as lender, dated as of December 15, 2004 (the "**IDB Loan Agreements**", and together with the Indenture, the "**Senior Debt Agreements**")

WHEREAS, on the terms and subject to the conditions set forth in the Senior Debt Agreements, TGS is permitted to Incur Subordinated Obligations (as defined below);

WHEREAS, pursuant to the Senior Debt Agreements it is a condition precedent to the Incurrence of Subordinated Obligations by TGS that this Agreement becomes effective;

NOW, THEREFORE, to comply with the provisions of the Senior Debt Obligations and for other valuable consideration, receipt whereof is hereby acknowledged, TGS, any Senior Creditor that is a party hereto and the Subordinated Lender hereby agree as follows:

1. DEFINITIONS

1.1 Except as otherwise provided herein, capitalized terms used herein shall have the meanings given to them in the Senior Debt Agreements. In addition, the following terms have the meanings opposite them:

"**Alternative Funding**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

"**B-A UIP Interest**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

"**B-B Interest**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

"**Capital Contribution**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

"**Discharge Date**" means the date on which all amounts payable in respect of the Senior Debt Obligations have been indefeasibly paid in full.

"**Enforcement Date**" means the first date any Enforcement Event occurs.

"**Enforcement Event**" means the acceleration of all or part of the principal amounts or other obligations outstanding under any Senior Debt Agreement.

"**Implementation Date**" shall mean a date on which the IDB Loan Agreements become effective in accordance with their terms and the Senior Notes are issued under the Indenture.

"**Incurrence**" and any correlative terms such as "Incur" shall have the meanings ascribed to such terms in the Senior Debt Agreements.

"**Interest Payment Date**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

"**Insolvency Event**" shall mean any event or circumstances of the type referred to in Section 7.1(e) of the IDB Loan Agreements or Section 5.1(6) or (7) of the Indenture.

"**Local Representative**" shall mean Bruchou, Fernandez Madero, Lombardi & Mitrani, or any other person (legal or natural) selected by the Senior Creditors.

"**Senior Debt Obligations**" means in respect of the Senior Debt Agreements and the financing and other documents entered in connection therewith, the aggregate (without duplication) of:

(i) the aggregate Indebtedness, obligations and liabilities to the provider of credit to TGS under the Senior Debt Agreements, including principal, interest (including interest accrued and unpaid with respect to unpaid principal and interest amounts, B-A UIP Interest and B-B Interest, and default interest thereon, including after the occurrence of an Insolvency Event) fees, premium, charges, expenses, legal fees and other costs, and including without limitation interest that accrues, or would accrue but for the operation of an automatic stay or similar provision, both for periods before and for periods after the commencement of any Insolvency Event irrespective of whether such claim is allowed;

(ii) the expenses, commissions, taxes, legal fees and any other costs as may be incurred by such provider of credit in connection with the creation, perfection, maintenance and enforcement of any security granted by TGS or other persons in respect of such Indebtedness;

(iii) any amount not received by such provider of credit in respect of such indebtedness as a result of payments made in a currency other than that provided for in the respective Loan Agreement or of taxes applied on the payments to or for the account of such provider of credit; and

(iv) damages for which TGS may be held liable to such provider of credit as a result of default by it under its obligations under the Senior Debt Agreements or any other agreement related thereto insofar as such damages exceed the amounts owed by TGS under (i) through (iii) above.

"**Senior Creditors**" shall mean (i) the Trustee and, for purposes of Sections 3.1.2(c), 3.2, 4.12, 6.2, 7.1(2), 7.2 and 7.3 of this Agreement, the holders of the Senior Notes, and (ii) IDB, as lender under the IDB Loan Agreements.

"**Subordinated Obligations**" shall mean all present and future sums, liabilities and obligations whatsoever (actual or contingent) payable, owing, due from or incurred by TGS to the Subordinated Lender the terms of which provide that payments of principal, interest, fees and any other amounts are subordinate to the payment of principal, interest fees and other amounts on Senior Debt Obligations.

"**Tranche B-A Debt Obligations**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

1.2 In this Agreement, unless the context otherwise requires:

(a) headings and underlinings are for convenience only and do not affect the interpretation of this

Agreement;

(b) words importing the singular include the plural and vice versa;

(c) the words "hereof", "herein", and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d) a reference to a person includes that person's successors and permitted assigns; and

(e) the term "including" means "including without limitation" and any list of examples following such term shall in no way restrict or limit the generality of the word or provision in respect of which such examples are provided.

2. SUBORDINATED OBLIGATIONS

2.1 Each of TGS and the Subordinated Lender hereby agrees and covenants with IDB and the Trustee that until the Discharge Date (i) any and all Subordinated Obligations shall be subject to the terms and conditions of this Agreement, (ii) in case of conflict between any provision of any Subordinated Obligations and a provision in this Agreement, the relevant provision of this Agreement shall prevail, and (iii) they will ensure that, in addition to any other requirements of this Agreement no amount of principal, interest, fees or other amount shall be payable or prepayable in respect of the Subordinated Obligations, except as expressly permitted under this Agreement.

3. SUBORDINATION

3.1 TGS and the Subordinated Lender hereby agree and covenant, for themselves, their successors and assigns, with IDB and the Trustee that, until the Discharge Date:

3.1.1 The Subordinated Obligations are and shall be expressly subordinated and subject in right of payment to the prior payment in full of all of the Senior Debt Obligations and therefore no payment of principal, interest or any other amount payable in respect of the Subordinated Obligations shall be made except as permitted under Section 3.3;

3.1.2 The Subordinated Lender will not and will ensure that any person on its behalf or appointed by or claiming through it will not:

(a) except as permitted under Section 3.3, permit, ask, demand, take, receive, accelerate, sue for or institute or participate in legal proceedings to recover from TGS, by set-off or in any other manner, payment or prepayment of the whole or any amount payable (whether in respect of principal, interest or otherwise) in respect of the Subordinated Obligations, in cash or in kind or whether by loan or otherwise;

(b) receive, claim or have the benefit of any payment, distribution or security from or on account of TGS or other person in its capacity as a creditor in respect of the Subordinated Obligations;

(c) claim, rank, prove or vote as a creditor of TGS or any other person or their respective estates in competition with the Senior Creditors;

(d) take any security of whatever nature and however described over any property, assets, interests or rights of TGS in its capacity as a creditor in respect of the Subordinated Obligations, and the Subordinated Obligations shall be unsecured;

(e) permit any Subordinated Obligations to be evidenced by an instrument (including an instrument legended as "pagaré") which is transferable by delivery or endorsement and capable of being sued upon by the person holding it for the time being;

(f) exercise any of their rights or remedies (including, without limitation, any set-off or counterclaim) against TGS in respect of the Subordinated Obligations or otherwise; or

(g) otherwise take or omit to take any action or step whereby the subordination of all or any of the Subordinated Obligations contemplated by this Agreement might be impaired, terminated or adversely affected in any material respect.

3.2 The Subordinated Lender agrees that no payment or distribution to the Senior Creditors pursuant to Section 4 or any other provisions of this Agreement shall entitle the Subordinated Lender to exercise any rights of subrogation or claim any right of contribution or indemnity in respect thereof until the Discharge Date. The Subordinated Lender agrees that the subordination provisions contained herein shall not be affected by any action, or failure to act, by IDB or the Trustee which results, or may result, in affecting, impairing or extinguishing any right of reimbursement or subrogation or other right or remedy of the Subordinated Lender.

3.3 Notwithstanding the foregoing, until the Discharge Date, TGS may pay and the Subordinated Lender may receive and retain principal and interest in respect of the Subordinated Obligations, provided that:

3.3.1 With respect to any interest payment, (i) the rate of interest applicable to such interest payment shall not be higher than the rate of interest, as of any date, on the Tranche B-A Debt Obligations, and (ii) such interest payment shall be funded only by (or the source of funding for such interest payment shall be provided by) any of the sources of funding specified in clauses (i), (ii), (iii) and (v) of the definition of Alternative Funding; provided, that with respect to clause (iii) of the definition of Alternative Funding, the relevant Capital Contribution(s) may only be used to pay interest in respect of Subordinated Obligations to the extent such Capital Contribution(s) are made by the controlling shareholders of TGS and are expressly designated by such controlling shareholders for such purpose;

3.3.2 Notwithstanding the provisions of Section 3.3.1, TGS may pay interest on any Subordinated Obligation, by the issuance and delivery to the holders of such Subordinated Obligation of additional Subordinated Obligations; provided, that the issuance of such additional Subordinated Obligations is not prohibited by the Indenture or the IDB Loan Agreements, as the case may be.

3.3.3 With respect to any principal payment, it is made on or after the fourth anniversary of the Implementation Date and shall not be due and payable so long as any Senior Debt Obligation remains outstanding unless such principal payment is made solely with the proceeds of Indebtedness Incurred pursuant to clause (iv) of the definition of "Permitted Indebtedness" in each of the Senior Debt Agreements or funded by any of the sources of funding specified in clauses (ii), (iii) and (v) of the definition of Alternative Funding; provided, that with respect to clause (iii) of the definition of Alternative Funding, the relevant Capital Contribution(s) may only be used to pay principal in respect of Subordinated Obligations to the extent such Capital Contribution(s) are made by the controlling shareholders of TGS and are expressly designated by such controlling shareholders for such purpose

3.3.4 no payment of interest or principal will be made at any time that a Default or an Event of Default under the Indenture or a Potential Event of Default or an Event of Default under any IDB Loan Agreement, as the case may be, has occurred and is continuing under any Senior Debt Agreement; and

3.3.5 any payment of principal and interest on such Subordinated Obligations is made on, or within five (5) Business Days after, the Interest Payment Dates.

4. IN FURTHERANCE OF SUBORDINATION

4.1 If any Insolvency Event occurs, then until the Discharge Date:

4.1.1 the Subordinated Obligations shall (without prejudice to the other provisions of this Agreement having the effect of subordinating the Subordinated Obligations) be subordinate in right of payment to the Senior Debt Obligations;

4.1.2 The Senior Creditors shall receive indefeasible payment in full of all Senior Debt Obligations due or to become due (whether or not an Event of Default has occurred under the Senior Debt Agreements or the amounts outstanding under thereunder (or any of them) have been declared due and payable prior to the date on which they would otherwise have become due and payable) before the Subordinated Lender shall be entitled to receive any payment on account of principal of (or premium, if any) or interest on or other amounts payable in respect of the Subordinated Obligations; and

4.1.3 TGS shall not (without the prior written consent of IDB and the Trustee) make any payment or distribution of any kind or character, whether in cash or in-kind, which may be payable or deliverable in respect of the Subordinated Obligations;

4.2 To the extent permitted by law, IDB and the Trustee are hereby authorized to demand specific performance of this Agreement, whether or not TGS shall have complied with any of the provisions hereof applicable to it, at any time when the Subordinated Lender shall have failed to comply with any of the provisions of this Agreement applicable to it. The Subordinated Lender hereby irrevocably waives any defense based on the adequacy of a remedy at law or otherwise which might be asserted as a bar to such remedy of specific performance or to the posting of any bond, surety or collateral by the moving party.

4.3 TGS and the Subordinated Lender, as applicable, further agree that:

4.3.1 The Subordinated Lender hereby irrevocably authorizes and empowers and grants a proxy to (without imposing any obligation on) IDB and the Trustee in connection with any case under the United States Bankruptcy Code in connection with any Insolvency Event, to demand, sue for, collect and receive every such payment or distribution and give acquittance therefor, to file claims and proofs of claim in any statutory or non-statutory proceeding if the Subordinated Lender shall not have duly filed such claim or proof of claim at least ten (10) days prior to the last day on which such claim or proof of claim may be filed, to vote each of IDB's and the Trustee's ratable share of the full amount of the Subordinated Obligations in its sole discretion in connection with any resolution, arrangement, plan of reorganization, compromise, settlement or extension and to take all such other action (including, without limitation, the right to participate in any composition of creditors and the right to vote IDB's and the Trustee's ratable share of the Subordinated Obligations evidenced by this Agreement at creditors' meetings for the election of trustees, acceptances of plans of reorganization or similar structures (a "Plan") and otherwise), in the name of TGS or the Subordinated Lender, as IDB's and the Trustee's representatives may deem necessary or desirable.

4.3.2 TGS and the Subordinated Lender shall execute and deliver to each of IDB and the Trustee all such further instruments necessary to confirm the foregoing authorization, and all such powers of attorney, proofs of claim, assignments of claim and other instruments, and shall take all such other action as IDB, the Trustee or their representatives may reasonably request in order to enable each of IDB and the Trustee to enforce all claims upon or in respect of their ratable share of the Subordinated Obligations. The Subordinated Lender hereby agrees to execute and deliver to the Local Representative on the date hereof an irrevocable power of attorney substantially in the form of Annex I and further agrees that it will execute and deliver any replacement power of attorney or additional instruments as IDB and/or the Trustee may deem necessary or advisable. TGS shall pay to the Local Representative, in consideration for its appointment under this Agreement, an annual fee of US$5,000 (or prorated portion thereof, in the case of a partial year), payable in arrears at the end of the each anniversary after the date of this Agreement.

4.4. The Subordinated Lender and TGS will cause each instrument evidencing Subordinated Obligations, including any loan agreements and notes issued in connection therewith, to include the following legend (which shall be incorporated to such instrument upon execution or issuance thereof):

"The indebtedness evidenced by this instrument is subordinated to the Senior Debt Obligations (as defined in the Subordination Agreement referred to below) pursuant to, and to the extent provided under, the Subordination Agreement dated as of _______________, 20__ by TGS, the lender hereunder [Law Debenture Trust Company of New York, as trustee on behalf of the holders of TGS' senior notes,] [and Inter-American Development Bank][8]."

Each of TGS and the Subordinated Lender agrees and covenants to mark its accounting books and records in such a manner as shall be effective under applicable law to give proper notice of the effect of this Agreement and to, in the case of any Subordinated Obligation which is not evidenced by any instrument, upon the Trustee's or IDB's request cause such Subordinated Obligation to be evidenced by an appropriate instrument or instruments bearing the legend set forth above.

5. TURNOVER OF UNAUTHORIZED RECOVERIES

5.1 Unauthorized Payments

In the event that, prior to the Discharge Date, the Subordinated Lender receives any payment or other recovery or distribution of any kind or character (in cash or in kind) in respect of the Subordinated Obligations other than as expressly permitted by the terms of this Agreement (whether or not from TGS), each of IDB's and the Trustee's ratable share of such payment or other recovery or distribution shall be received in trust for such party and shall be promptly turned over by the Subordinated Lender (with any necessary endorsement) for application (in the case of cash) to the payment or prepayment of, or to be held as collateral (in all other cases) for, such Senior Debt Obligations and TGS shall mark its books and records, so as to indicate clearly that TGS' obligations in respect of the Subordinated Obligations are subject to the terms of this Agreement.

5.2 Failure of Trust

To the extent that any trust in favor of, or holding of property for, IDB and the Trustee under this Agreement would constitute the creation of a charge that is required to be registered under any applicable law by the Subordinated Lender and such charge has not been registered in accordance with applicable law, or is held for any other reason to be invalid or unenforceable, the Subordinated Lender shall not hold the relevant payment or other recovery or distribution in trust for itself but shall instead, immediately upon receipt of the relevant payment or other recovery or distribution, pay and deliver to IDB or the Trustee, as the case may be, an amount equal to IDB's or the Trustee's ratable share of the amount of the relevant payment or other recovery or distribution (if received or held in cash) or its/their value (if received in kind).

5.3 Perpetuity Period

The perpetuity period for any trust created pursuant to this Agreement shall be twenty (20) years from the date hereof.

5.4 In the event that any payment or a portion thereof made on account of the Senior Debt Obligations is deemed as a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law, and recovered from IDB and/or the Trustee on any of such grounds, any payment or distribution received by the Subordinated Lender on account of the Subordinated Obligations at any time after the date of the payment so recovered, whether

[8] Include applicable bracketed language only if the Trustee, IDB or both, as the case may be, are parties to the Subordination Agreement.

pursuant to the right of subrogation provided for in this Agreement or otherwise, shall be deemed to have been received by the Subordinated Lender in trust as the property of IDB and the Trustee and the Subordinated Lender shall immediately deliver the proceeds of such payment or distribution to IDB or the Trustee for the equal and ratable benefit of IDB and the Trustee.

6. NO TRANSFERS

6.1 The Subordinated Lender may not sell, transfer or assign the Subordinated Obligations to another person, unless (i) the transferee or assignee issues and delivers to the Local Representative a power of attorney substantially in the form of Annex I and (ii) a written notice of such transfer or assignment (indicating the name and address of the assignee and attaching a copy of the instrument or agreement evidencing such assignment or transfer) is provided to each Senior Creditor.

6.2 TGS and the Subordinated Lender agree that any sale, transfer or assignment of the Subordinated Obligations to, or refinancing of the Subordinated Obligations by either of them which does not comply with Section 6.1 shall not be effective or treated as effective vis-à-vis the Senior Creditors.

7. OBLIGATIONS HEREUNDER NOT AFFECTED

7.1 All rights and interests of IDB and the Trustee hereunder, and all agreements and obligations of the Subordinated Lender and TGS hereunder, shall remain in full force and effect, irrespective of:

(a) any lack of validity or enforceability of any provision of any document evidencing the Senior Debt Obligations;

(b) any change in the time, manner or place of payment of, or any term of, all or any of the Senior Debt Obligations, or any other amendment or waiver of or any consent to departure from any of the documents evidencing the Senior Debt Obligations;

(c) any failure of the Senior Creditors to assert any claim or to enforce any right or remedy against any other party hereto under the provisions of this Agreement or the Senior Debt Agreements;

(d) any reduction, limitation, impairment or termination of any obligations of TGS for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to (and TGS hereby waives any right to or claim of) any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, any of the obligations of TGS; and

(e) any other circumstance which might otherwise constitute a defense available to, or a discharge of, TGS in respect of the Senior Debt Obligations or the Subordinated Obligations or the Subordinated Lender in respect of the Subordinated Obligations or this Agreement.

7.2 This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Senior Debt Obligations is rescinded or must otherwise be returned by the Senior Creditors upon the insolvency, bankruptcy or reorganization of TGS, the Subordinated Lender or otherwise, all as though such payment had not been made.

7.3 The Subordinated Lender acknowledges and agrees that the Senior Creditors may, in accordance with their rights under the respective Senior Debt Agreements without notice or demand and without affecting or impairing the Subordinated Lender's obligations hereunder, from time to time: (i) amend or waive any provision of the Senior Debt Agreements or any other transaction or other document entered in connection therewith; (ii) renew, compromise, extend, increase, accelerate or otherwise change the time for payment of, or otherwise change the terms of the Senior Debt Obligations or any part thereof, including, without limitation, to increase or decrease the rate of interest thereon or the principal amount thereof; (iii) take or hold security for the payment of the Senior Debt Obligations and exchange, enforce, foreclose upon, waive and release any such security; (iv) apply such security and direct the order or manner of sale thereof as IDB and the Trustee, in its sole discretion, may determine; (v) release and substitute one or more endorsers, warrantors, borrowers or other obligor; and (vi) exercise or refrain from exercising any rights against TGS or any other person.

7.4 TGS shall promptly notify IDB and the Trustee to the extent that either IDB or the Trustee takes or notifies TGS that it intends to take any of the actions referred to in Section 7.3. The breach of this obligation, shall not give rise to any right of action or recovery of damages by the Subordinated Lender or affect the validity or enforceability of this Agreement or any provision hereof.

7.4 The Subordinated Lender shall notify IDB and the Trustee prior to or simultaneous with the commencement of any action against TGS with respect to the Subordinated Obligations.

8. AMENDMENTS, WAIVERS

No amendment or waiver of any provision of this Agreement nor consent to any departure by the Subordinated Lender or TGS herefrom, shall in any event be effective unless the same shall be consented in writing and signed by IDB and the Trustee, and then such waiver, amendment or consent shall be effective only in the specific instance and for the specific purpose for which given. Any waiver, forbearance, failure or delay by IDB and/or the Trustee in exercising any right, power or remedy, simultaneous or later shall not preclude the further, simultaneous or later exercise thereof, and every right, power and remedy of IDB and/or the Trustee shall continue in full force and effect until such right, power or remedy is specifically waived in a writing executed or authorized by IDB and the Trustee.

9. FURTHER ASSURANCES

TGS and the Subordinated Lender agree to execute, upon the request of either of IDB or the Trustee, any and all other and further instruments reasonably deemed necessary or desirable by IDB or the Trustee to carry these presents into effect.

10. NOTICES

Except as otherwise expressly provided herein, all notices and other communications provided for under this Agreement shall be in writing and given in the manner provided in the Senior Debt Agreements, except that the address for notices to be sent to the Subordinated Lender shall be as notified in writing to each of IDB and the Trustee by the Subordinated Lender.

11. REMEDIES

Each of IDB and the Trustee may enforce any and all rights derived from this Agreement by suit, either in equity or law, for specific performance of any agreement herein contained or for judgment at law and any other relief whatsoever appropriate to such action or procedure and the proceeds released by any such action shall be applied in the pro rata reduction of the Senior Debt Obligations. The remedies of IDB and the Trustee hereunder are cumulative, not exclusive, and the exercise of any one or more of the remedies provided for herein shall not be construed as a waiver of any of the other remedies of either of them so long as any part of the Senior Debt Obligations remains unsatisfied. The Subordinated Lender and TGS expressly agree that IDB and the Trustee shall in no event be under any obligation to resort to any right or remedy hereunder prior to exercising any other rights they may have against the Subordinated Lender, TGS, or any other person to secure repayment of the Senior Debt Obligations, nor shall IDB and/or the Trustee be required to resort to any such other rights prior to the exercise of their rights and remedies hereunder.

12. ASSIGNMENT

This Agreement shall inure to the benefit of each of IDB and the Trustee and its successors and assigns, and may be assigned by either IDB or the Trustee in connection with any assignment of the relevant Senior Debt Agreement or any Indebtedness evidenced thereby, and shall be binding upon the Subordinated Lender and TGS and their respective successors and assigns.

13. TERM OF AGREEMENT

This Agreement shall continue in force until the Discharge Date.

14. APPLICABLE LAW AND JURISDICTION

14.1 This Agreement shall be deemed to be a contract made under the substantive laws of the State of New York and the meaning and construction hereof and the rights and duties of the parties hereunder shall, in all respects, be determined in accordance with such laws without regard to the conflicts of law provisions thereof other than Section 5-1401 and 5-1402 of the General Obligations Law of the State of New York and other than any mandatory choice of law provisions that do not direct the general application of the laws of another jurisdiction.

14.2 For the exclusive benefit of IDB and the Trustee, each of TGS and the Subordinated Lender irrevocably agrees that any legal action, suit or proceeding arising out of or relating to this Agreement may be brought in the federal courts of the United States of America located in the Southern District of New York. By the execution of this Agreement, each of TGS and the Subordinated Lender irrevocably submits to the non-exclusive jurisdiction of such court in any such action, suit or proceeding. Final judgment against TGS or the Subordinated Lender in any such action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction, by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the judgment, or in any other manner provided by law.

14.3 Nothing in this Agreement shall affect the right of IDB and the Trustee to commence legal proceedings or otherwise sue TGS or the Subordinated Lender, as the case may be, in any other appropriate jurisdiction, or concurrently in more than one jurisdiction, or to serve process, pleadings and other papers upon TGS or the Subordinated Lender, as the case may be, in any manner authorized by the laws of any such jurisdiction.

14.4 As long as this Agreement remains in force, TGS and the Subordinated Lender shall maintain a duly appointed and authorized agent to receive for and on their behalf service of the writ of summons or other legal process in any action, suit or proceeding brought by IDB and/or the Trustee in New York, New York, United States of America with respect to this Agreement. Each of TGS and the Subordinated Lender shall keep IDB and the Trustee advised of the identity and location of such agent.

14.5 Each of TGS and the Subordinated Lender also irrevocably consents, if for any reason TGS' and the Subordinated Lender's authorized agent for service of process of summons, complaint and other legal process in any action, suit or proceeding is not present in New York, New York to the service of such papers being made out of those courts by mailing copies of the papers by registered United States air mail, postage prepaid, to TGS and the Subordinated Lender at the addresses specified hereunder. In such a case, IDB and the Trustee shall also send by facsimile, or have sent by facsimile, a copy of the papers to TGS and the Subordinated Lender to the extent IDB and the Trustee possess such contact information.

14.6 Service in the manner provided in this Section 14 in any action, suit or proceeding will be deemed personal service, will be accepted by TGS and the Subordinated Lender as such and will be valid and binding upon TGS and the Subordinated Lender for all purposes of any such action, suit or proceeding.

14.7 Each of TGS and the Subordinated Lender irrevocably waives:

(i) any objection which they may have now or in the future to the laying of the venue of any action, suit or proceeding in any court referred to in this Section; and

(ii) any claim that any such action, suit or proceeding has been brought in an inconvenient forum.

14.8 To the extent that TGS and/or the Subordinated Lender may be entitled in any jurisdiction to claim for themselves or their assets immunity with respect to their obligations under this Agreement from any suit, execution, attachment (whether provisional or final, in aid of execution, before judgment or otherwise) or other legal process or to the extent that in any jurisdiction that immunity (whether or not claimed), may be attributed to them or their assets, each of TGS and the Subordinated Lender irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent now or in the future permitted by the laws of such jurisdiction.

14.9 Each of TGS and the Subordinated Lender hereby waives any and all rights to demand a trial by jury in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

14.10 To the extent that each of TGS or the Subordinated Lender may, in any suit, action or proceeding brought in any of the courts referred to in Clause 14.2 or elsewhere arising out of or in connection with this Agreement, be entitled to the benefit of any provision of law requiring either IDB or the Trustee in such suit, action or proceeding to post security for the costs of TGS and the Subordinated Lender, as the case may be, or to post a bond or to take similar action, each of TGS and the Subordinated Lender hereby irrevocably waives such benefit, in each case to the fullest extent now or in the future permitted under any laws applicable to it.

15. INTENDED THIRD-PARTY BENEFICIARIES

TGS and the Subordinated Lender acknowledge and agree that to the extent any of IDB or the Trustee is not a party to this Agreement, it shall be an intended third party beneficiary of this Agreement.

16. COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF this Agreement has been executed by the parties hereto and is intended to be and is hereby delivered on the day and year first above written.

TRANSPORTADORA DE GAS DEL SUR S.A.

By: ____
Title:

[*Insert name of Subordinated Lender*]

By: ____
Title:

INTER-AMERICAN DEVELOPMENT BANK

By: ____
Title:

LAW DEBENTURE TRUST COMPANY OF NEW YORK,

acting as Trustee on behalf of the holders of the Senior Notes

By: ____
Title:

Annex I

Form of Power of Attorney

IRREVOCABLE SPECIAL POWER OF ATTORNEY FOR JUDICIAL MATTERS

This Irrevocable Special Power of Attorney is duly given by [•], [a corporation] duly organized and existing under the laws of [•].

By means of this instrument and in accordance with the Subordination Agreement dated [•] (the "Subordination Agreement"), among TGS S.A. ("TGS" or the "Borrower"), [INTER-AMERICAN DEVELOPMENT BANK, LAW DEBENTURE TRUST COMPANY OF NEW YORK (the "Trustee"), on behalf of the holders of the notes (*obligaciones negociables*) issued under the Indenture dated as of December 15, 2004, by TGS, the Trustee and Banco Río de La Plata S.A., as registrar, paying agent and transfer agent,][9] and [•] (the "Subordinated Lender"), the Subordinated Lender hereby grants an IRREVOCABLE SPECIAL POWER OF ATTORNEY FOR JUDICIAL MATTERS to [LOCAL REPRESENTATIVE] so that it may act on its behalf in respect of all of the interests and rights to which the Borrower and the Subordinated Lender may be entitled to in its capacity as creditor of the Borrower, without any limitation, in any bankruptcy or insolvency proceeding and/or reorganization proceeding and/or pre-packaged reorganization proceeding or plan that the Borrower may file, commence or propose, whether before any Federal, Provincial or the City of Buenos Aires Courts, of any venue or jurisdiction, being entitled to act either as plaintiff or defendant, or in any other capacity, and being empowered to file briefs and any other kind of document, to challenge the jurisdiction of judges, to file complaints and answers to complaints of all kinds and to file counterclaims, to attend hearings, to attend and participate in comparisons of documents, signatures and handwriting or examinations of experts, to summon for questioning, to waive or extend jurisdictions, to submit interrogatories to be answered by the opposing party and answer interrogatories propounded by said party and to file any kind of evidence and information, to enforce or waive legal remedies or rights under statutes of limitations or otherwise, to enter a plea invoking or interrupting the term set by the statute of limitations, to settle by accord and satisfaction or terminate such settlements, to file protests and assertion of rights, to take oaths or demand the same to be taken; to appoint administrators of assets, appraisers, counsel, auctioneers, notaries and experts of all kinds and approve the appointment thereof; to make, accept or challenge obligations or goods given in payment, to request the granting of bails and other guarantees; to collect and receive; to grant receipts and letters of acquittance, to request compensation and interest, to take possession of goods or properties, to ratify, clarify, acknowledge and register any legal act and agreement, to apply for testimonies, processes, letters rogatory, writs of attachment, official letters, summons and notices, to take or request conservatory measures, testimonies, registrations, return of documents and audit of books, to attend meetings of creditors and vote thereat, to verify or object to claims and their grading, to grant acquittances, grace periods and reduction or remission of debts, to appoint receivers or supervisory committees and accept membership in said committees, to accept and revoke or renew compositions, allocations or assignments of property or other arrangements, to collect claims and credits; accept or reject any pre-packaged reorganization proceedings or plan; to execute such public and private instruments as may be necessary, and further, to do and perform all and any acts, things and doings as may be required for the better fulfillment of these presents, with powers of substitution.

This IRREVOCABLE SPECIAL POWER OF ATTORNEY shall be construed in accordance with, and be governed by, the laws of the Republic of Argentina.

This IRREVOCABLE SPECIAL POWER OF ATTORNEY shall be enforceable until the date on which all amounts payable under each Senior Debt Agreement (as defined in the Subordination Agreement) have been irrevocably paid in full, and the Subordination Agreement is no longer in effect.

[9] Include applicable bracketed language only if the Trustee, IDB or both, as the case may be, are parties to the Subordination Agreement.

The above-mentioned empowered is-in-fact hereby authorized to appear before a Notary Public of their choice to carry out the legalization of this power.

Signed by: ………………………………

Signed by: ………………………………

Dated: …….....................……………

Schedule 2

Existing Indebtedness

Description of Indebtedness

As of November 10, 2004, the total amount of Indebtedness of the Company was as described and set forth in its consolidated financial statements as of September 30, 2004, which amounted to US$1,172 million (including accrued and unpaid interest and default interest, which has accrued since September 30, 2004 and will continue to accrue on such amounts).

Schedule 3

List of Authorized Representatives

Pablo Alejandro Ferrero
Jorge Garcia
Claudio Bernardo Schuster
Jorge Bonetto
Daniel Perrone
Cristian Dougall
Alejandro Basso
Eduardo Pawluszek
Gonzalo Castro Olivera
Enrique P. Prini Estebecorena

Schedule 4

List of Subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest
Telcosur S.A.	Argentina	99.98 %

Schedule 6

Transactions with Affiliates

1. Agreement., dated March 15, 1996, between the Company, Metro Gas S.A. and Genelba S.A., for the transportation of gas.

2. Agreement, dated August 11, 1998, between the Company and Enron Pipeline Company Argentina S.A., for the transportation of gas.

3. Agreement, dated April 9, 1996, between the Company and Perez Companc S.A., for the processing of gas.

4. Agreement, dated December 29, 1998, between the Company and Perez Companc S.A., for the purchase of Rio Neuquen Natural Gas Compression and Treatment Plant.

5. Agreement, dated December 29, 1998, between the Company and Perez Companc S.A., for the treatment of compression gas.

6. Agreement, dated September 1, 2004, between the Company and Petrobras International Finance Company, for the purchasing of liquefied petroleum gas.

Schedule 7

Permitted Investments[*]

Description of Investments that do not fall within clauses (ii)-(xxi) of the definition of Permitted Investments	Amount if Applicable
Bono Patriotico	US$9,461,456
Préstamo Garantizado	US$95,409
99.98% ownership interest in Telcosur S.A.	
49% ownership interest in Gas Links S.A.	
49% ownership interest in Transporte y Servicios de Gas en Uruguay S.A.	
49% ownership interest in Emprendimientos de Gas del Sur S.A.	

Description of Investments that fall within clauses (ii)-(xxi) of the definition of Permitted Investments	Amount if Applicable
Capital Expenditures made prior to January 1, 2004	
Capital Expenditures, including Maintenance Capital Expenditures made during the nine months ended September 30, 2004	Ps. 58.4 million
Capital Expenditures, including Maintenance Capital Expenditures made after September 30, 2004	Ps. 7.3 million
All other Investments of the Company (other than Investments relating to the San Martin pipeline expansion and other than commitments as to which the related expenditure has not been made, as to each of which the footnote to this table will apply) as of November 10, 2004	

[*] Any other Investment not referenced on this Schedule 7 made by the Company after November 10, 2004 (and, for the avoidance of doubt, all Investments made by the Company in the San Martín pipeline expansion and any Investment related to a commitment scheduled above at the time the expenditure related to such Investment is made) will fall within one of clauses (ii)-(xxi) of the definition of Permitted Investments and if such Investment would only be permitted to be made out of clause (xvii) or clause (xix), then an amount equal to such Investment will be applied to the relevant basket.

Liens

None other than Liens that fall under clauses (ii)-(xvi) of the definition of Permitted Liens.

EXHIBIT 2.9

Amended and Restated Loan Agreement, dated as of December 15, 2004, between TGS and the Inter-American Development Bank (in respect of original Loan Agreement dated as of Nove mber 2, 1999).

EXHIBITS

ANNEXES

SCHEDULES

AMENDED AND RESTATED LOAN AGREEMENT, dated as of December 15, 2004, ("Agreement") between TRANSPORTADORA DE GAS DEL SUR S.A. a sociedad anónima organized and existing under the laws of Argentina (herein called the "Company") and the INTER-AMERICAN DEVELOPMENT BANK, an international organization established by the Articles of Agreement among its member countries (herein called "IDB").

W I T N E S S E T H:

WHEREAS, the Company holds an exclusive license to operate the southern portion of the Argentine gas transmission mainline, which connects the major gas producing basins of Argentina's southern and western regions with gas distributors in those regions and in the greater Buenos Aires area;

WHEREAS, as of November 2, 1999, the Company and IDB entered into a Loan Agreement (the "Second 1999 IDB Loan Agreement") pursuant to which IDB agreed to make a loan to the Company in an original aggregate principal amount of up to US$100,000,000 to enable the Company to finance a portion of the capital expenditures to be made under its proposed investment program in an amount up to US$1,000,000,000 for the years 1998-2002;

WHEREAS, in accordance with the Second 1999 IDB Loan Agreement, IDB made a Loan to the Company in the aggregate principal amount of US$100,000,000;

WHEREAS, as a result of certain events of default under the Second 1999 IDB Loan Agreement, on October 29, 2004, IDB accelerated the US$100,000,000 principal amount of the Loan in accordance with the Second 1999 IDB Loan Agreement;

WHEREAS, the Company has undertaken a process of restructuring as described in the Information Memoranda (as defined below), with respect to substantially all of its financial indebtedness (the "Restructuring") including: (a) (i) the Series No. 1 US$150,000,000 Floating Rate Notes due 2003 issued under the Indenture dated as of July 8, 1999, as supplemented by the First Supplemental Indenture dated as of March 27, 2000, pursuant to the Company's US$500,000,000 Euro Medium-Term Note Program authorized by Resolution No. 12,778 of the CNV (as defined below) (the "US$500 EMTN Program"), (ii) the Series No. 2 US$150,000,000 10.375% Notes due 2003 issued under the Indenture dated as of July 8, 1999, pursuant to the US$500 EMTN Program; (iii) the Series No. 3 US$100,000,000 Floating Rate Notes originally due 2002 and extended until 2003 issued under the Trust Deed dated as of December 14, 1993, as amended by the Supplemental Trust Deed dated July 25, 1995, and the Further Supplemental Trust Deed dated October 23, 1996, pursuant to the Company's US$500,000,000 Euro Medium-Term Note Programme authorized by Resolution No. 10,330 and 11,484 of the CNV; and (iv) a US$200,000,000 Floating Rate Note due 2006 issued under the Indenture dated as of October 18, 2000, as supplemented by the TGS Supplemental Indenture dated as of April 24, 2001, pursuant to TGS's US$300,000,000 Euro Medium-Term Note Program authorized by Resolution No. 13,583 of the CNV ((i) through (iv), collectively the "Existing Notes"); (b) other financial indebtedness comprised of US$326 million under two loan agreements with IDB (as defined below) dated as of April 5, 1999 and November 2, 1999 (the "Existing IDB Facility Loan Agreements"); and (c) US$25.3 million of pre-export financing loans, approximately US$18.9 million of import financing loans and US$48.5 million of other short term financing (excluding the Peso Loans (as defined below), which are not included in the Restructuring) (the "Short Term Debt Obligations"; and together with the indebtedness under the Existing Notes and the Existing IDB Facility Loan Agreements, the "Existing Debt Obligations");

WHEREAS, the Company has entered into the Restructuring Agreement with creditors representing more than 99% of its total Existing Debt Obligations;

WHEREAS, the aggregate principal amount of US$11,000,000 of the Loan under the Second 1999 IDB Loan Agreement was repaid to IDB pursuant to the Restructuring Agreement on or prior to the date hereof, such that the outstanding amount of the Loan under the Second 1999 IDB Loan Agreement immediately prior to execution and delivery of this Agreement as of the date hereof is US$89,000,000;

WHEREAS, US$17,650,194.44 was paid to IDB by the Company on or prior to the date hereof, representing an amount in settlement of all past due interest under the Second 1999 IDB Loan

Agreement up to the Effective Date (as defined below) of this Agreement, in accordance with the terms of the Restructuring Agreement;

WHEREAS, IDB and the Company wish to amend and restate the Second 1999 IDB Loan Agreement for the purpose of continuing the Second 1999 IDB Loan Agreement, as amended and restated, as contemplated by the Restructuring Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and IDB hereby agree as follows:

SECTION 1

DEFINITIONS

1.1 General Definitions. In this Agreement (and the Schedules, Annexes and Exhibits hereto), the following terms shall have the following meanings:

"90-Day Peso Average" means, as of any date and with respect to the amount of any non-Peso-denominated Indebtedness, the amount of Pesos obtained by converting the aggregate principal amount of any such non-Peso-denominated Indebtedness into Pesos at an average exchange rate determined by reference to the exchange rate for the buying of Pesos, as reported by Banco de la Nación Argentina, on each day for which rates are available during the 90-day period prior to the date of determination.
"A2-A Interest Rate" means with respect to each Year, the interest rates set forth below opposite each indicated Year:

Year 1:	5.30%
Year 2:	6.50%
Year 3:	7.20%
Year 4:	7.25%
Year 5:	7.25%
Year 6:	7.50%

"A2-BA Interest Rate" means with respect to each Year, the interest rates set forth below opposite each indicated Year:

Year 1:	7.00%
Year 2:	7.50%
Year 3:	8.00%
Year 4:	8.00%
Year 5:	8.50%
Year 6:	9.00%
Year 7:	9.50%
Year 8:	10.00%
Year 9:	10.00%

"A2-A Loan" means a Loan in the amount of US$11,570,000, having the terms and conditions set forth in this Agreement with respect to the A2-A Loan.

"A2-BA Loan" means a Loan in the amount of US$10,680,000, having the terms and conditions set forth in this Agreement with respect to the A2-BA Loan.

"A2-BB Loan" means a Loan in the amount of US$0. Because the amount of the A2-BB Loan is zero (US$0), the A2-BB Loan shall not be deemed outstanding hereunder for any purpose whatsoever.

"ABL" means the Argentine Bankruptcy Law No. 24,522 (as amended by Law 25,563 and 25,589).

"Additional Interest Period" means the period from and including December 15, 2006 to but excluding the December 15, 2013.

"Adjusted Cash Surplus" means, as of any date of determination, the product of (i) Cash Surplus determined as of such date, multiplied by (ii) (w) if the Company's Consolidated Debt Ratio is greater than or equal to 4.00 to 1 as of such date, 0.65, (x) if the Company's Consolidated Debt Ratio is greater than or equal to 3.50 to 1, but less than 4.00 to 1, as of such date, 0.50, (y) if the Company's Consolidated Debt Ratio is greater than or equal to 3.00 to 1, but less than 3.50 to 1, as of such date, 0.30, and (z) if the Company's Consolidated Debt Ratio is less than 3.00 to 1 as of such date, zero (0).

"Administration Fee" has the meaning specified in the Fee Letter.

"Affiliate" means, with respect to any Person, a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with such Person. For purposes of this definition, "control" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether by ownership of share capital, by contract, the power to appoint or remove a majority of the members of the governing body of that Person.

"Agreed Currency" has the meaning specified in Section 9.6.

"Agreement" means this Amended and Restated Loan Agreement.

"Alternative Funding" means an initial amount as of the Effective Date of US$75 million plus, at any date of determination and without duplication, the sum of (i) the aggregate amount of Reserved Cash Surplus, as calculated and determined on the Early Amortization Payment Date on or immediately preceding such date of determination plus the amount of Reserved Cash Surplus determined as of any other Early Amortization Payment Dates occurring prior thereto, plus (ii) the aggregate amount of all Restricted Payment Reallocation Amounts previously designated by the Company, plus (iii) the aggregate net proceeds of any Capital Contributions made in cash, plus (iv) the aggregate net proceeds the Company receives from the issuance of its Qualifying Subordinated Indebtedness, plus (v) the aggregate amount of Indebtedness Incurred pursuant to clause (iv) of the definition of "Permitted Indebtedness," plus (vi) the aggregate amount of any cash proceeds received by the Company or any of its Subsidiaries upon the sale or disposition of, or the redemption, repayment or liquidation (in whole or in part) of, any Permitted Investment made by the Company or any of its Subsidiaries in a trust or other special purpose entity formed in connection with the expansion of the southern gas transportation system in Argentina; provided, however, that the aggregate amount of any cash proceeds received by a Subsidiary to be added pursuant to this clause (vi) in respect of such Subsidiary shall be equal to the total amount of such cash proceeds in respect of the Subsidiary multiplied by a fraction that represents the Company's proportionate ownership in such Subsidiary, minus (vii) the aggregate amount of Capital Expenditures made pursuant to clause (v) of the definition of "Permitted Capital Expenditures," minus (viii) the aggregate amount of Investments made pursuant to clause (xix) and, without duplication, clause (xx) of the definition of "Permitted Investments," minus (ix) the aggregate amount of any claims made on a Project Finance Guaranty issued by the Company, minus (x) the aggregate amount of any loans and advances that are required to be funded by Alternative Funding pursuant to clause (xv) of the definition of "Permitted Investments," minus (xi) the aggregate amount of cash interest paid on and principal payments in respect of Qualifying Subordinated Indebtedness, minus (xii) the aggregate amount of any Reserved Cash Surplus that has not been used within 24 months from the relevant Early Amortization Payment Date, minus (xiii) an amount equal to the Fair Market Value of any asset transferred by the Company to any of its Subsidiaries, minus (xiv) the aggregate amount of all Cash Shortfall Amounts determined on or prior to such date of determination. To the extent that any component of Alternative Funding is denominated in a currency other than U.S. Dollars, any calculation or determination pursuant to this provision shall be based on the U.S. Dollar Equivalent of all such foreign currency-denominated components as of the date any such components were calculated, determined, designated, made, received, Incurred or paid, as the case may be.

"Amended TAA" has the meaning specified in Section 6.2(d).

"Annual B-A UIP Period" has the meaning specified in Section 3.11(c)(i)(B).

"Annual Early Amortization Amount" has the meaning specified in Annex C hereto.

"Applicable Law" means any law, statute, regulation, ordinance, communique, enactment, judgment, order, decree, directive, requirement or other similar legally binding decision of or any legally binding interpretation of any of the foregoing by any Authority, whether now or in the future in effect.

"Argentina" means the Republic of Argentina.

"Argentine Federation" means the Argentine Federation of Professional Councils in Economic Sciences.

"Argentine GAAP" means Argentine generally accepted accounting principles as in effect from time to time, consistently applied as required by the CNV.

"Argentine Government" means the government of the Republic of Argentina (and all agencies and instrumentalities thereof).

"Argentine Government Obligations" means obligations issued or directly and fully guaranteed or insured by Argentina or by any agent or instrumentality thereof; provided, that the full faith and credit of Argentina is pledged in support thereof.

"Asset Inventory" means the asset inventory to be maintained by the Company pursuant to Section 5.10 of Exh ibit I to the License, as updated from time to time and approved by ENARGAS in accordance with the License.

"Asset Sale" means (i) the sale, lease, conveyance or other disposition (but excluding the creation of a Lien) of any assets of the Company or its Subsidiaries, or (ii) the issue of equity interests in any Subsidiary (other than a Project Finance Subsidiary) of the Company or the sale of equity interests in any Subsidiary of the Company; provided, that the following are excluded from the definition of "Asset Sale":

(i) a transfer of assets by the Company to a wholly-owned Subsidiary of the Company or by a wholly-owned Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company (other than a Project Finance Subsidiary), in accordance with Section 6.2(q) pursuant to clauses (xix) and (xxi) of the definition of "Permitted Investments";

(ii) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(iii) an issuance of equity interests by a Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company (other than a Project Finance Subsidiary);

(iv) the making of a Restricted Payment or Permitted Investment that is permitted pursuant to Section 6.2(a) or Section 6.2(q), respectively;

(v) a transaction permitted under Section 6.2(k);

(vi) a Permitted Asset Swap;

(vii) the sale or other disposition of products, services or accounts receivable or surplus or obsolete equipment, in each case in the ordinary course of business;

(viii) the sale or other disposition of cash or cash equivalents; and

(ix) any sale or disposition deemed to occur in connection with creating, granting or exercising remedies in respect of any Permitted Liens.

"Assignment and Assumption Agreement" means the Amended and Restated Assignment and Assumption Agreement (with respect to the Paying Agency Agreement), dated as of December 15, 2004, between IDB and the Company.

"Attributable Value" means, with respect to any lease at the time of determination, the present value (discounted at the interest rate implicit in the lease or, if not known, at the Company's incremental borrowing rate) of the obligations of the lessee of the property subject to such lease for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended, or until the earliest date on which the lessee may terminate such lease without penalty or upon payment of penalty (in which case the rental payments shall include such penalty), after excluding from such rental payments all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges.

"Auditors" means PriceWaterhouseCoopers, or such other firm of independent public accountants of recognized standing in the international financial community as the Company may from time to time appoint as auditors of the Company.

"Authority" means any nation or government, any state or other political subdivision thereof, any administrative, arbitral, regulatory, fiscal, judicial or government-owned body, department, commission, authority, tribunal, agency or other entity, including any national, regional, state, provincial, municipal or local entity of any such kind exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Authorization" means any consent, registration, filing, agreement, recording, notarization, certificate, license, approval, permit, authority or exemption from, by or with any Authority, whether given or withheld by express action or deemed given or withheld by failure to act within any specified time period and all corporate, shareholders' and creditors' approvals or consents.

"Authorized Representative" means, as to any Person, the president or any vice president of such Person (or any other duly authorized officer of such Person), or with respect to financial matters, the chief financial officer or treasurer of such Person and, as to the Company, in addition to the aforementioned persons, the employees of the Company listed on Schedule 3 attached hereto as such Schedule may be amended by the Company from time to time with the consent of IDB, such consent not to be unreasonably withheld.

"B2-A Interest Rate" means with respect to each Year, the interest rates set forth below opposite each indicated Year:

Year 1:	5.30%
Year 2:	6.50%
Year 3:	7.20%
Year 4:	7.25%
Year 5:	7.25%
Year 6:	7.50%

"B2-BA Interest Rate" means with respect to each Year, the interest rates set forth below opposite each indicated Year:

Year 1:	7.00%
Year 2:	7.50%
Year 3:	8.00%
Year 4:	8.00%
Year 5:	8.50%
Year 6:	9.00%
Year 7:	9.50%
Year 8:	10.00%
Year 9:	10.00%

"B2-A Loan" means a Loan in the amount of US$34,710,000, having the terms and conditions set forth in this Agreement with respect to the B2-A Loan.

"B2-BA Loan" means a Loan in the amount of US$32,040,000, having the terms and conditions set forth in this Agreement with respect to the B2-BA Loan.

"B2-BB Loan" means a Loan in the amount of US$0. Because the amount of the B2-BB Loan is zero (US$0), the B2-BB Loan shall not be deemed outstanding hereunder for any purpose whatsoever.

"B-A UIP Interest" has the meaning specified in Section 3.11(c).

"B-B Interest" has the meaning specified in the Indenture.

"Base Rate of Interest" means, with respect to any debt obligation, the stated contractual rate of interest applicable to such debt obligation for the base calculation of interest without giving effect to any penalty rate of interest, additional rate of interest (including any components thereof) or other amounts due to the holders of such debt obligations, including rates of interest (or components thereof) attributable or related to B-A UIP Interest, defaults or overdue payments of principal or interest.

"Basic Legislation" means, at any given time, the following laws, decrees and resolutions of Authorities in Argentina, as the same may be amended, supplemented or otherwise modified from time to time, as well as any future laws, decrees and resolutions, relating to the License or the Argentine gas industry:

(i) Law No. 24,076;

(ii) Decree No. 1,738 dated September 18, 1992, as amended and supplemented;

(iii) Decree No. 2,458 dated December 18, 1992 as amended and supplemented;

(iv) the License;

(v) the technical rules indicated in the technical rules registry of Gas del Estado S.E. (1991 revision) and those issued by ENARGAS in substitution and modification thereof;

(vi) the Transfer Agreement approved by the Argentine Ministry of Economy and Public Works and Services pursuant to Resolution No. 1,409 dated December 9, 1992;

(vii) the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E.;

(viii) the regulations issued by ENARGAS by virtue of the powers granted by Law No. 24,076 and the regulatory provisions thereof, to the extent such regulations are binding upon the Company and its Subsidiaries under Argentine law; and

(ix) the Public Emergency Law.

"Basic Standards of the License" means the basic standards (Reglas Básicas) contained in the License.

"Board of Directors" means either the board of directors of the Company or any duly authorized committee of that board.

"Business Day" means a day that is not a Saturday, a Sunday or a day on which banking institutions in New York, New York, Buenos Aires, Argentina or other place of payment with respect to any Loan are authorized or obligated by law or executive order to be closed.

"Capital Contributions" means any capital contribution, in cash, that a shareholder or a third party makes to the Company, upon a new issuance of the Company's shares or as an irrevocable capital contribution that will eventually be capitalized upon a capital increase and issuance of new shares by the Company.

"Capital Expenditure" means any expenditure (including any such expenditure by way of acquisition of a Person) or any non-expensed payment related to the lease, leasing, purchase, construction or use of any personal or real property the value or cost of which is or would be capitalized and included in the line item entitled "property, plant and equipment" (or any successor line item) in accordance with

Argentine GAAP and the regulations of ENARGAS; provided, however, that there shall be excluded from the definition of "Capital Expenditure" an amount not to exceed US$6 million in the nature of a deferred purchase price or purchase price adjustment in respect of assets transferred to the Company as part of the privatization of GdE.

"Capitalized Lease Obligation" of any Person means any obligation of such Person under a lease or license of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease or financial lease obligation under Argentine GAAP and, for the purpose hereof, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with Argentine GAAP.

"Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

"Cash" means, as of any date, without duplication, the sum of (a) the amount shown in the line item entitled "Cash and cash equivalents" (or successor line item) as of the last day of the relevant fiscal period in the Company's most recent consolidated statements of cash flows as of such date prepared in accordance with Argentine GAAP and the requirements of the CNV, and (b) the amount of Investments of the type specified in clause (xvi) of the definition of "Permitted Investments" as of the last day of the relevant fiscal period; minus, (I) to the extent otherwise included, without duplication, the following amounts from (a) and (b), which, except as provided in clauses (vi) and (vii) below, shall be determined on a consolidated basis including the Company and its Subsidiaries (other than Project Finance Subsidiaries): (i) any proceeds received by the Company in connection with the sale or other disposition of the fixed or capital assets the proceeds of which are not subject to the restrictions of Section 6.2(j), (ii) any proceeds (or portion thereof) received by the Company in connection with the sale or other disposition of Non-Regulated Assets (x) that were reinvested (or committed to be reinvested) within the Reinvestment Period in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date, or (y) to the extent that such date of calculation or determination falls during the Reinvestment Period applicable to such proceeds (or portion thereof), (iii) any proceeds attributable to or otherwise received by the Company as a result of Customer Advances, (iv) any proceeds received by the Company by the Incurrence of any Permitted Indebtedness (other than Indebtedness Incurred pursuant to clause (iv) of the definition of "Permitted Indebtedness"), (v) any Remaining Debt Reserve, (vi) any amount of cash reflected on the balance sheet of Project Finance Subsidiaries except to the extent that such cash could be paid to the Company (A)(1) as a lawful dividend or (2) as an amount due and payable to the Company under any then existing management contract or other agreement between the Company and such Project Finance Subsidiary, (B) in compliance with all loan agreements and other agreements to which one or more Persons other than an Affiliate of the Company is a party and pursuant to which such Project Finance Subsidiary's outstanding Project Finance Indebtedness has been issued and (C) in compliance with all laws, rules and regulations applicable to such Project Finance Subsidiaries, (vii) any amount of cash reflected on the balance sheet of the Company's Subsidiaries (other than Project Finance Subsidiaries) that is not deducted pursuant to clause (viii), except to the extent that such cash could be paid to the Company (A)(1) as a lawful dividend or (2) as an amount due and payable to the Company under any then existing management contract or other agreement between the Company and such Subsidiary and (B) in compliance with all laws, rules and regulations applicable, and (viii) any amount equal to the cash held by each of the Company's Subsidiaries multiplied by, in each case, the proportionate ownership interest of such Subsidiary owned by third parties; and minus (II) (ix) any and all accrued and unpaid Restructuring Expenses, and (x) the amount of Alternative Funding as of the date immediately preceding such date on which Cash is determined.

"Cash Equivalents" means:

(i) dollars, euro, pesos, the other official currencies of any European Union Member or money in other currencies received or acquired in the ordinary course of business;

(ii) U.S. Government Obligations or certificates representing an ownership interest in U.S. Government Obligations, or securities issued directly and fully guaranteed or insured by any European Union Member, or any agency or instrumentality thereof (provided that the full faith and credit of such member is pledged in support of those securities) or other sovereign debt obligations (other than those of Argentina) rated "A" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act, in each case with maturities not exceeding one year from the date of acquisition;

(iii) Argentine Government Obligations (including those of the Central Bank) or certificates representing an ownership interest in Argentine Government Obligations (including those of the Central Bank) with maturities not exceeding one year from the date of acquisition;

(iv) (a) demand deposits, (b) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (c) bankers' acceptances with maturities not exceeding one year from the date of acquisition, and (d) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of Argentina or any state thereof;

(v) (a) demand deposits, (b) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (c) bankers' acceptances with maturities not exceeding one year from the date of acquisition, and (d) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof or under the laws of any European Union Member, in each case whose short-term debt is rated "A-2" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act;

(vi) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (ii) and (v) above entered into with any financial institution meeting the qualifications specified in clause (v) above;

(vii) commercial paper rated "A-2" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act and maturing within six months after the date of acquisition;

(viii) money market funds at least 95% of the assets of which consist of investments of the type described in clauses (i) through (vii) above; and

(ix) substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which such Person conducts business.

"Cash Shortfall Amount" means an amount, if any, determined as of the date consolidated financial information for the Company and its Subsidiaries becomes available for and as of the end of each full Fiscal Year, beginning in 2005, for and as of the end of the second quarter of each Fiscal Year beginning in 2006, and for and as of the end of each other Quarterly Fiscal Period beginning in 2006 in respect of which the Company elects to determine and pay an Early Amortization Amount, as follows: the Company shall recompute Cash without giving effect to the operation of clause (x) thereof, and shall compare (A) such recomputed amount with (B) the amount of Alternative Funding as of the date immediately preceding such date of determination. If Cash as recomputed is less than Alternative Funding, then the difference shall be the "Cash Shortfall Amount."

"Cash Surplus" means, as of any date of determination, Cash on that date, minus (i) US$25 million, minus (ii) the portion of the next scheduled amortization amounts on the Company's Indebtedness (other than subordinated indebtedness) that have arisen on or prior to the relevant fiscal quarter end, assuming for the purpose that amortization amounts payable on a periodic basis arise ratably on a daily basis throughout the relevant period, minus (iii) accrued and unpaid interest (including any additional amounts accrued and unpaid under Section 3.9 and any Additional Amounts (as defined in the Indenture) accrued and unpaid under the Indenture) on the Company's Indebtedness (other than subordinated indebtedness), including B-A UIP Interest and B-B Interest, as of such fiscal quarter end, minus (iv) accrued and unpaid taxes as of such fiscal quarter end, minus (v) committed and unpaid Capital Expenditures that are scheduled to be paid within 60 days following such fiscal quarter end and were otherwise permitted by Section 6.2(p), minus (vi) the amount of Restricted Payments that have accrued or dividends that have been proposed by the Board of Directors of the Company or declared by shareholders of the Company, as the case may be, as of such date of determination with respect to the immediate preceding Fiscal Year or relevant period, which Restricted Payments or dividends were otherwise permitted by Section 6.2(a), such amounts in clauses (ii) through (v) determined on a consolidated basis including the Company and its Subsidiaries (other than Project Finance Subsidiaries), and minus (vii) the amount of any Cash Surplus in respect of which an Early Amortization Amount has been paid in full prior to such date of determination and on the basis of the Company's most recent consolidated financial statements available as of such date of determination; provided, however, that the aggregate amount to be deducted pursuant to each of clauses (ii), (iii), (iv) and (v) above in respect of the Company's Subsidiaries shall be equal to the total amount of such amortization, interest, taxes or Capital Expenditures in respect of each Subsidiary multiplied by a fraction that represents the Company's proportionate ownership in such Subsidiary.

"Central Bank" means the Central Bank of Argentina (Banco Central de la República Argentina).

A "Change in Control" will be deemed to have occurred if, at any time, (i) there is not at least one or more International Energy Companies that, collectively, (A) control the Company through the ownership of voting securities with the power to direct the management and policies of the Company, directly or indirectly, or (B) are the Beneficial Owners of 50% or more of the voting shares of an entity that controls the Company, or (ii) an International Energy Company that controls the Company transfers voting shares in the Company or in the entity that controls the Company in breach or violation of (A) any material agreement, indenture or other instrument to which the Company is a party or (B) any Argentine law or any requirement of ENARGAS. For purposes of this definition, a "transfer" includes a transfer of voting shares in the Company or the entity that controls the Company from one International Energy Company to a different International Energy Company and a transfer of such voting shares from one Affiliate of an International Energy Company to a different Affiliate of such International Energy Company. For the purpose of this definition, "controls" means the Beneficial Ownership of more than 50% of the voting shares of the Company ("controlling" has a meaning correlative thereto).

"CNV" means the Argentine Comisión Nacional de Valores.

"Company" has the meaning specified in the introductory paragraph hereto.

"Confidential Information" has the meaning specified in Section 9.9(a).

"Consolidated Adjusted EBITDA" means, for any period, Consolidated Net Income (Loss) for such period adjusted as follows: (a) increased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) the Consolidated Income Tax for such period; plus (ii) Consolidated Interest Expense for such period; plus (iii) the Company's depreciation for such period, determined on a consolidated basis in accordance with Argentine GAAP; plus (iv) the Company's amortization for such period, excluding, and without duplication, amortization of capitalized debt issuance costs and capitalized hedge costs for such period, all determined on a consolidated basis in accordance with Argentine GAAP; plus (v) any other non-cash charges that were deducted in computing Consolidated Net Income (Loss) (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period) for such period in accordance with Argentine GAAP; and plus (vi) extraordinary losses, and (b) decreased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) any non-cash gains; plus (ii) extraordinary gains; plus (iii) to the extent positive, Consolidated Income Tax; plus (iv) amortization of negative goodwill, all as determined on a consolidated basis and in accordance with Argentine GAAP; and plus (v) amounts that are applied to reduce the Company's outstanding Customer Advances.

"Consolidated Coverage Ratio" means, at any date, the product of (i) Consolidated Adjusted EBITDA for the relevant period, multiplied by (ii) a fraction, the numerator of which is 1 and the denominator of which is the Consolidated Interest Expense for the relevant period.

"Consolidated Debt Ratio" means, at any date, the product of (i) the aggregate principal amount of Consolidated Total Indebtedness outstanding on such date of calculation, multiplied by (ii) a fraction, the numerator of which is 1 and the denominator of which is Consolidated Adjusted EBITDA for the most recent four fiscal quarters.

"Consolidated EBIT" means, for any period, Consolidated Net Income (Loss) for such period adjusted as follows: (a) increased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) the Consolidated Income Tax for such period; plus (ii) Consolidated Interest Expense for such period, and (b) decreased by (to the extent included in computing Consolidated

Net Income (Loss) and to the extent positive) Consolidated Income Tax, all as determined on a consolidated basis and in accordance with Argentine GAAP.

"Consolidated Income Tax" means, for any period, the amount shown in the line item entitled "Income tax benefit (expense)" (or any successor line item) in the Company's consolidated statements of income for such period, prepared in accordance with Argentine GAAP.

"Consolidated Interest Expense" means, for any period, the aggregate amount of (i) interest expense in respect of Indebtedness (other than Project Finance Indebtedness), including, without limitation, (a) interest expense attributable to B-A UIP Interest, B-B Interest and comparable interest expenses in connection with the Other IDB Loan Agreement and the Indenture, that was paid or that has accrued (whether or not paid) with respect to such period, (b) amortization of original issue discount on any Indebtedness, (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and (e) the net costs associated with obligations set out in Hedging Agreements, including the amortization of capitalized hedge costs, all net of interest income, but excluding interest expense attributable to Qualifying Subordinated Indebtedness, (ii) all but the principal component of rent in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company during such period, (iii) gain or loss on exposure to inflation, (iv) foreign exchange gain or loss, net of inflation, all as determined on a consolidated basis in conformity with Argentine GAAP, (v) holding gains or losses, and (vi) dividends paid in respect of the Company or its Subsidiaries' preferred stock to Persons other than the Company or one of its wholly-owned Subsidiaries in compliance with Section 6.2(a); provided, however, that for purposes of calculating or determining the Consolidated Coverage Ratio at any date, "Consolidated Interest Expense" shall not include, to the extent otherwise included, (1) gain or loss on exposure to inflation, (2) foreign exchange gain or loss, net of inflation, and (3) holding gains or losses.

"Consolidated Net Income (Loss)" means, for any period, the net income or loss for the Company and its consolidated Subsidiaries (other than Project Finance Subsidiaries) for such period, determined in accordance with Argentine GAAP on the same basis as the Company's consolidated income statement (which, for the avoidance of doubt, shall be after deduction of minority interests in Subsidiaries held by third parties).

"Consolidated Total Indebtedness" means, at any date, the sum of (i) the aggregate principal amount outstanding of the Company's Peso-denominated Indebtedness, on a consolidated basis, as of the most recent fiscal quarter for which financial statements are available, plus (ii) the Peso Average or, solely for the purpose of calculating the Consolidated Debt Ratio to determine the Company's compliance with clause (iv) of the definition of "Permitted Indebtedness," the 90-Day Peso Average, of the aggregate principal amount outstanding of the Company's non-Peso-denominated Indebtedness, on a consolidated basis, as of the most recent fiscal quarter for which financial statements are available, plus, if applicable, (iii) the amount of any Peso-denominated Indebtedness and the Peso Equivalent of the Company's outstanding non-Peso-denominated Indebtedness that was Incurred after the date of the most recent fiscal quarter for which the Company's financial statements are available, minus (iv) the amount of any Peso-denominated Indebtedness and the Peso-Equivalent of any non-Peso-denominated Indebtedness that was paid in full after the date of the most recent fiscal quarter for which the Company's financial statements are available; provided, however, that, for purposes of calculating or determining "Consolidated Total Indebtedness," there shall not be included in such calculation or determination the aggregate principal amount of any Project Finance Indebtedness or the amount of any guaranties (other than Project Finance Guaranties) entered into or issued by the Company or any of its Subsidiaries of any Indebtedness of the Company's Subsidiaries.

"Contamination" means the uncontrolled presence of any Hazardous Materials (i) requiring remediation either pursuant to any applicable Environmental Law, any requirement of an Argentine Authority or any other Environmental Requirement or (ii) having a significant adverse impact on the environment or human health.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, contract, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound (other than the Existing Debt Obligations).

"Convertibility Limitation" means, as of any day and with respect to any amount that may be due and payable in respect of the Loans, legal or regulatory restrictions or impediments that, as of such day, restrict or prohibit the Company's ability to convert or exchange all or a portion of the relevant required amount of Pesos into U.S. Dollars, to purchase U.S. Dollars or to transfer U.S. Dollars or Pesos outside of Argentina, in each case, at any time within the three Business Day-period prior to the date on which such amount is or would otherwise be due and payable.

"CPCECABA" means the Professional Council of Economic Sciences of the City of Buenos Aires, Argentina.

"Cross-Default Notice" means a notice in writing, delivered to the Company by IDB pursuant to Section 7.1(g), which states that a Related Event of Default has occurred and is continuing.

"Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement, any foreign exchange forward contract or other arrangement that is (a) not for speculative purposes and (b) designed to protect against fluctuations in currency or foreign exchange rates.

"Customer Advance" means, as of any date, the aggregate amount outstanding of any early payment, prepayment or other advance in cash or assets (only to the extent such assets are directly used in the capital asset to be created using such Customer Advance) made by a customer or any other third party, including, without limitation, a Government Regulator or a company, trust or other entity created or otherwise established by a Government Regulator, with respect to or otherwise in connection with the future provision or delivery of services or products of a type or of any amount not otherwise provided or delivered to such customer or third party as of such date; provided, that (i) all of the proceeds of such Customer Advance are used by the Company to make Capital Expenditures necessary to permit the provision of additional services or the delivery of additional products by the Company, (ii) the Company has no obligation to repay, or pay interest or other amounts in respect of, such Customer Advance except through the provision or delivery of services or products from the capital assets for which such Customer Advance is used or, in the event that the Company does not deliver the services or products for which such Customer Advance was provided, through payment of damages (daños y perjuicios) to the extent provided for by the relevant court or arbitrators under Argentine law, (iii) the customer making such Customer Advance shall have no recourse against the Company or its Subsidiaries with respect to such Customer Advance (except in the event the Company does not make the Capital Expenditures nor the provision or delivery of services or products for which such Customer Advance was provided, in which case the Company's sole liability shall be for damages (daños y perjuicios) to the extent provided for by the relevant court or arbitrators under Argentine law), (iv) the Company shall not make or pay any Capital Expenditure intended to be funded by the proceeds of such Customer Advance until the Company has received the proceeds of such Customer Advance that covers all of such Capital Expenditure, or, in the event that Capital Expenditures are to be made in respect of a particular phase of a project, until the Company has received all of the proceeds of Customer Advances necessary to make or pay for the Capital Expenditures required to complete such project phase to which they relate, (v) such Customer Advance shall not have any adverse impact on the Company's tariffs, revenues or payment terms with respect to the Company's existing operations as of such date, and (vi) that at no time shall the aggregate amount of all Customer Advances received by the Company from its Affiliates that are used or committed to be used in connection with the Company's non-regulated business exceed US$50 million.

"Devaluation Event" has the meaning specified in Section 7.1(a).

"Dollars" and "US$" means the lawful currency of the United States of America.

"Early Amortization Amounts" has the meaning specified in Annex C hereto.

"Early Amortization Payment Date" has the meaning specified in Annex C hereto.

"EBITDA" means earnings before net financial expense, income tax, depreciation and amortization.

"Effective Date" means the first date on which each of the conditions to the effectiveness of this Agreement pursuant to Section 5.1 have been satisfied or waived.

"ENARGAS" means Ente Nacional Regulador del Gas created pursuant to Argentine Law 24,076 for the purposes set forth therein, including the supervision and regulation of the Company and its operations under the License.

"Environmental Laws" means any and all Argentine federal, provincial, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees or requirements of any Authority of Argentina, any and all Applicable Laws of Argentina and any and all other applicable legal requirements, rules and standards (including, without limitation, the License, any permit or Authorization) regulating or imposing liability or standards of conduct concerning pollution, Hazardous Materials, protection of human or animal health or the environment, or worker health and safety, as now or may at any time hereafter be in effect.

"Environmental Management System" means an Environmental, Health and Safety Management System, consistent with ISO 14001 related to environmental matters and with OHSAS 18000 related to health and safety matters, including, without limitation, the Company's environmental, health and safety policies, procedures, performance indicators, responsibilities, training and periodic audits and inspections.

"Environmental Requirements" means all environmental, social, health and safety requirements, standards, protections, obligations and performance required (a) by any applicable Environmental Law, (b) by the applicable IDB Environmental Guidelines and (c) in connection with the full implementation of the Environmental Management System.

"ERISA" means the United States Employee Retirement Income Security Act of 1974, as amended from time to time.

"European Union Member" means any member state of the union of fifteen independent countries whose member states currently consist of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom of Great Britain and Northern Ireland and any future member states admitted to the European Union.

"Event of Default" means any one of the events specified in Section 7.1 hereof.

"Existing Debt Obligations" has the meaning specified in the fifth recital to this Agreement.

"Existing IDB Facility Loan Agreements" has the meaning specified in the fifth recital to this Agreement.

"Existing Notes" has the meaning specified in the fifth recital to this Agreement.

"Fair Market Value" means the fair market sales value that would be obtained in an arm's-length transaction between an informed and willing buyer and an informed and willing seller, in either case under no compulsion to buy or sell.

"Federal Executive Branch" means the Argentine Federal Executive Branch (Poder Ejecutivo Nacional).

"Fee Letter" means the Fee Letter with respect to this Agreement, dated as of December 15, 2004, between IDB and the Company relating to the Administration Fee and the Paying Agent Fees.

"Final Maturity Date" means (i) with respect to the Tranche A Loan, December 15, 2010, and (ii) with respect to the Tranche BA Loan, December 15, 2013.

"Financing Documents" means, collectively, (i) this Agreement; (ii) the Fee Letter; (iii) the Notes; (iv) the Paying Agency Agreement; (v) the Assignment and Assumption Agreement; (vi) the Waiver Agreement; (vii) the Restructuring Agreement; (viii) the Pagarés and (ix) upon execution, any subordination agreement in respect of Qualifying Subordinated Indebtedness.

"Fiscal Year" means the twelve-month accounting year of the Company commencing each year on January 1 and ending on the following December 31, or such other accounting period as the Company may, in accordance with Argentine GAAP and with IDB's consent (such consent not to be unreasonably withheld or delayed) from time to time designate as the accounting year of the Company and its Subsidiaries.

"GdE" means Gas del Estado S.E., the Argentine state-owned gas company, which was privatized in 1992.

"Government-Mandated Expenditure" means any Capital Expenditure made or committed (in writing) to be made; provided, that any such Capital Expenditure (x) is required to be made pursuant to or in accordance with an order, decree, rule, regulation or mandate imposed, declared or otherwise issued by a Government Regulator or (y) is required to be made pursuant to the terms and conditions of the License.

"Government-Mandated Trust" means any trust (fideicomiso) or trust fund (fondo fiduciario) created for the purpose of financing or sponsoring pipeline expansion pursuant to an order, decree, rule, pronouncement, regulation, request or mandate imposed, declared or otherwise issued by a Government Regulator.

"Government Regulator" means the Argentine Government or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including ENARGAS and the Argentine Secretary of Energy.

"Hazardous Materials" means any hazardous or toxic substances, materials or wastes defined, listed, classified or regulated as such in or under any applicable Environmental Law, including, without limitation, (a) any petroleum or petroleum products (including, without limitation, gasoline or crude oil or any fraction thereof), flammable explosives, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and polychlorinated biphenyls; (b) any chemicals, materials or substances defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", "contaminants" or "pollutants", or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, exposure to or Release of which is prohibited, limited or regulated by any Authority.

"Hedging Agreement" means any interest rate protection and other type of hedging agreement or arrangement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements and any other hedging, futures or forward contracts or similar agreements that relate to commodities, goods or services that are produced, provided, consumed or otherwise used in the ordinary course of the Company's business or otherwise relate to the Company's or any of its Subsidiaries' lines of business) that is (a) not for speculative purposes and (b) designed to protect against or manage exposure to fluctuations in interest rates or other types of risk in respect of Indebtedness or other financing agreements or arrangements.

"IDB" has the meaning specified in the introductory paragraph hereto.

"IDB Environmental Guidelines" means the requirements set forth in Annex B hereto.

"IDB's Pro Rata Share" means from time to time, the ratio of (i) the aggregate principal outstanding amount of the Loan, divided by (ii) the sum of (x) the aggregate principal outstanding amount under the Initial Notes plus (y) the aggregate principal amount outstanding pursuant to the Other IDB Loan Agreement plus (z) the aggregate principal outstanding amount of the Loan.

"Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guaranty or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to Argentine GAAP or the regulations of the CNV, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that (i) a change in Argentine GAAP or in the regulations of the CNV that results in an obligation of such Person that exists at such time being reclassified as Indebtedness shall not be deemed an Incurrence of such Indebtedness, (ii) with respect to Peso-denominated Indebtedness, an increase, whether periodically or otherwise, in the nominal principal amount of such Indebtedness as a result of and in proportion to the devaluation of the Peso against the U.S. Dollar or the rate of inflation in Argentina shall not be deemed an Incurrence of such Indebtedness, and (iii) with respect to Indebtedness previously Incurred, a change in the U.S. Dollar Equivalent of such Indebtedness shall not be deemed an Incurrence of such Indebtedness.

"Indebtedness" means, with respect to any Person, without duplication, (i) any liability of such Person (v) for borrowed money, or under any reimbursement obligation relating to a letter of credit or bankers' acceptance issued for the account of such Person, or (w) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation given in connection with the acquisition of any businesses, properties or assets of any kind), or (x) for the payment of money relating to any obligations under any capital lease of real or personal property which has been recorded as a Capitalized Lease Obligation and Attributable Value in respect of any Sale and Leaseback Transactions, or (y) under Hedging Agreements or Currency Agreements, or (z) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to assets or property acquired by such Person (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are, in each case, not more than 180 days overdue); (ii) all redeemable capital stock issued by such Person (the amount of indebtedness being represented by any involuntary liquidation preference plus accrued and unpaid dividends); (iii) any liability of others described in the preceding clause (i) that the Person has guaranteed or that is otherwise its legal liability; (iv) overdue and unpaid interest or penalties related to any of the foregoing; (v) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i), (ii), (iii) and (iv) above; and (vi) any fixed or minimum premium payable on a redemption or replacement of any of the foregoing; provided, that Qualifying Subordinated Indebtedness in an aggregate principal amount (including any Qualifying Subordinated Indebtedness issued to pay interest on any Qualifying Subordination Indebtedness) not in excess of US$100 million and Customer Advances shall be deemed not to constitute Indebtedness; provided, however, that, notwithstanding the foregoing proviso, Qualifying Subordinated Indebtedness shall be deemed to constitute Indebtedness if the Company defaults in the performance of, or breaches, any covenant or warranty of the Company under the subordination agreement applicable to such Qualifying Subordinated Indebtedness. Any Qualifying Subordinated Indebtedness that is deemed to constitute Indebtedness pursuant to the foregoing proviso shall be deemed to have been Incurred as Indebtedness hereunder on the date of such initial default or breach by the Company.

"Indenture" means that certain Indenture dated as of December 15, 2004, by and among the Company, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent, and transfer agent, and Banco Rio de la Plata S.A., as registrar, paying agent and transfer agent.

"Information Memorandum" means that certain confidential information memorandum in the English language, dated October 1, 2004 (as amended, modified or supplemented), describing the economic and financial situation of the Company, the Restructuring and various matters related to the Restructuring.

"Initial Notes" means the Series A Notes, the Series A-P Notes, the Series B-A Notes, the Series B-A-P Notes, the Series B-B Notes and the Series B-B-P Notes.

"Initial Officers' Certificate" means the certificate delivered to the Trustee (as defined in the Indenture) pursuant to Section 3.1 of the Indenture, dated as of December 15, 2004, pursuant to which the Company has set forth the specific terms of the Initial Notes to be issued under the Indenture.

"Interest Payment Date" means March 15, June 15, September 15 and December 15 of each Year.

"International Energy Company" means an international energy company or an international operator in the pipeline industry that as of the date of its most recently issued audited consolidated financial statements (or, if such company or operator is a consolidated subsidiary of another entity ("Parent"), as of the date of the Parent's most recently issued audited consolidated financial statements), has or whose Parent has, as the case may be, shareholders' equity of at least US$2 billion and total assets of at least US$4 billion.

"Investments" has the meaning specified in Section 6.2(q).

"Investment Program" means the Company's investment program described in Annex A to the Second 1999 IDB Loan Agreement.

"Judgment Currency" has the meaning specified in Section 9.6.

"License" means, as of the Effective Date, the exclusive right and responsibility for a 35-year term (the "Term"), granted to the Company by the Argentine Government to provide gas transportation services in southern Argentina through the southern gas pipeline system, transferred to the Company by GdE, and the expansions and modifications thereto, together with all sub-annexes and all legislation, decrees, judicial or administrative rulings and/or regulations or interpretations issued by any Government Regulator, or by any of its respective agencies (including ENARGAS), which, by the Effective Date, have modified, amended or supplemented any of the original terms and conditions of the License and all annexes, exhibits and schedules thereto, including modifications, amendments and supplements that are in effect by the Effective Date that resulted from the provisions of the Public Emergency Law implemented by the Effective Date and under Federal Executive Branch decrees theretofore issued and implemented by October 1, 2004.

"Lien" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capitalized Lease Obligation, upon or with respect to any property or asset of such Person (including in the case of stock, as may be set forth in stockholder agreements, voting trust agreements and all similar arrangements), and any preferential right, trust arrangement, right of setoff, counterclaim or banker's lien, privilege or priority of any kind having the effect of constituting a security interest, and any designation of loss payees or beneficiaries or any similar arrangement under any insurance policy.

"Loan" means, collectively, the A2-A Loan, the B2-A Loan, the A2-BA Loan, the B2-BA Loan, the A2-BB Loan and the B2-BB Loan or, as the context may require, the respective aggregate of the principal amounts thereof from time to time outstanding.

"Maintenance Amount" has the meaning specified in Section 8.1(b)(i).

"Maintenance Amount Certification" has the meaning specified in Section 8.1(b)(ii).

"Maintenance Capital Expenditures" means, with respect to any Fiscal Year, all Capital Expenditures made or (without duplication) committed in writing in such Fiscal Year to be made (without duplication of any amount of Capital Expenditures made or committed to be made in a prior Fiscal Year and attributed to such prior Fiscal Year for purposes of any determination under Section 6.2(p)), relating to the repair or maintenance, including upgrades directly relating thereto or in connection with advancements or upgrades in technology, of the Company's fixed or capital assets or other property, plant and equipment pursuant to or in accordance with Sound Operating Practices, taking into account, among other things, advancements or upgrades in technology and environmental considerations; provided, that, with respect to any amount of Capital Expenditures committed in writing in any Fiscal Year to be made, only the amount of Capital Expenditures that are due and payable pursuant to the terms and conditions of such commitment within one year following the end of such Fiscal Year may be deemed to be "committed to be made" with respect to such Fiscal Year for purposes of this definition, and any remaining amount of Capital Expenditures relating to such commitment shall be allocated to one or more subsequent Fiscal Years; provided, further, that, notwithstanding the foregoing, with respect to any amount of Capital Expenditures committed to be made in any Fiscal Year, if such amount of Capital Expenditures will be made in a subsequent Fiscal Year, the Company may elect in writing (notified to the Trustee), in the Company's sole discretion, at the time such Capital Expenditures are made or committed in writing to be made, as the case may be, and only at such time, to have such amount of Capital Expenditures (or any portion thereof) attributed to such subsequent Fiscal Year instead of the Fiscal Year in which such amount of Capital Expenditures were committed in writing to be made.

"Management Fee" means any fee paid to a Person (net of any value-added or similar taxes, levies or assessments imposed by a governmental entity and any reasonable expenses (excluding overhead or structural expenses) incurred by such Person) as any remuneration for performance of its obligations (i) as technical operator of the Company in the Company's capacity as the licensee of the southern gas transportation system in Argentina (including, without limitation, remuneration under the Technical Assistance Agreement or any Amended TAA or Successor TAA) or (ii) for any other management services from an Affiliate of the Company if such services are not provided on an arm's-length basis or do not meet the provisions of Article 72 of the Argentine Public Offering Law 17,811 enacted under Argentine Executive Branch Decree No. 677/01, which fee shall not exceed the larger of the following amounts annually: (i) Ps. 3,000,000 or (ii) seven percent (7%) of Consolidated EBIT (excluding the management fee expense) minus Ps. 3,000,000).

"Material Adverse Effect" means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company or any Subsidiary to perform its obligations under the Transaction Documents, or (c) the validity or enforceability of the Financing Documents.

"Material Assets" means all assets contained from time to time in the Asset Inventory.

"Material Default" means any event or circumstance which would (i) with notice, lapse of time or both, become an Event of Default hereunder and (ii) upon becoming an Event of Default hereunder, have a material adverse effect on the Company's ability to perform its obligations hereunder.

"Maximum Maintenance Capital Expenditure Amount" means the following amounts for the following Fiscal Years: (i) for the Fiscal Year ending December 31, 2004, US$26 million; (ii) for the Fiscal Year ending December 31, 2005, US$27 million reduced by the amount of any Reallocated Maintenance Capital Expenditures made during such Fiscal Year; (iii) for the Fiscal Year ending December 31, 2006, US$38 million reduced by the amount of any Reallocated Maintenance Capital Expenditures made during such Fiscal Year; (iv) for the Fiscal Year ending December 31, 2007, US$43 million reduced by the amount of any Reallocated Maintenance Capital Expenditures made during such Fiscal Year, (v) for the Fiscal Year ending December 31, 2008, US$48 million; (vi) for the Fiscal Year ending December 31, 2009, US$53 million; and (vii) for the Fiscal Year ending December 31, 2010 and for each Fiscal Year thereafter, US$58 million; provided, that if the amount of Maintenance Capital Expenditures the Company is permitted to make or commit to make with respect to any Fiscal Year (without taking into account any excess amount carried forward from prior years pursuant to this proviso) is greater than the amount of Maintenance Capital Expenditures the Company actually makes or commits to make by it during such Fiscal Year, such excess amount shall be carried forward and shall increase the Maximum Maintenance Capital Expenditure Amount in the next succeeding Fiscal Year; provided, further, that such excess amount shall be, or shall be deemed to have been, applied or utilized first, prior to any other permitted amount, in such next succeeding Fiscal Year.

"Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in the form of cash or cash equivalents in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale but, for the avoidance of doubt, excluding the amount of any liabilities that are assumed by the transferee of the relevant assets so long as there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities), net of (i) legal, accounting and investment banking fees, and sales, commission, and any relocation expenses incurred as a result of the Asset Sale; (ii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions arising as a result of the Asset Sale and any tax sharing arrangements; (iii) amounts required to be applied to the repayment of Indebtedness of the Company or any of its Subsidiaries, as the case may be, secured by a Lien on the asset or assets that were the subject of such Asset Sale; (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with Argentine GAAP; (v) all distribution and other payments required to be made to any Person owning a beneficial interest in assets subject to sale or minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; (vi) any reserve, established in accordance with Argentine GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by the Company or any of its Subsidiaries after such Asset Sale; and (vii) any portion of the purchase price from an Asset Sale placed in escrow (whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Sale or otherwise in connection with such Asset Sale); provided, however, that upon the termination of such escrow, Net Proceeds will be increased by any portion of funds therein released to the Company or any of its Subsidiaries.

"New Debt Obligations" means the Tranche A Debt Obligations and the Tranche B Debt Obligations.

"Non-Consenting Creditors" means those holders of Existing Debt Obligations that are not parties to the Restructuring Agreement.

"Non-Regulated Assets" means any fixed or capital assets used in or with respect to the Company's business or operations other than fixed or capital assets the proceeds from any sale or other disposition of which would be required to be reinvested in new fixed or capital assets or other property, plant and equipment by either the rules and regulations of ENARGAS or the terms and conditions of the License, as determined at the time of any such sale or other disposition. For the avoidance of doubt, "Non-Regulated Assets" shall include those fixed or capital assets used in or with respect to the Company's business or operations that are not regulated by ENARGAS.

"Notes" has the meaning specified in Section 3.1(b).

"Obligations" means the collective reference to the unpaid principal of and interest on the Loans and all other obligations and liabilities of the Company to IDB under this Agreement or any of the other Financing Documents (including, without limitation, interest accruing at the then applicable rate provided in this Agreement after the maturity of the Loans and interest accruing at the then applicable rate provided in this Agreement after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Company, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement or the other Financing Documents, in each case whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise (including, without limitation, all fees and disbursements of counsel that are required to be paid by the Company pursuant to the terms of this Agreement or any other Financing Document).

"Organizational Documents" means, with respect to any Person, such Person's constituent documents (estatutos, Memorandum and Articles of Association, articles of incorporation, bylaws or such other constituent documents howsoever called), as the same may be amended from time to time hereafter in accordance with the applicable provisions thereof and hereof.

"Other IDB Loan Agreement" means the Amended and Restated Loan Agreement dated as of the date hereof (amending and restating the Loan Agreement dated as of April 5, 1999), by and between IDB and the Company.

"Pagarés" means the pagarés to be provided in accordance with Section 3.1(b) in the form of Exhibits A-2, B-2, C-2 and D-2.

"Participant" means a person designated by IDB that has acquired a Participation in the B2-A Loan, the B2-BA Loan or the B2-BB Loan in the form of an executed Participation Agreement and, provided the prior written consent of IDB is obtained to such succession or assignment, any successor or assignee of such Person.

"Participation" means the interest of a Participant in the B2-A Loan, the B2-BA Loan or the B2-BB Loan.

"Participation Agreement(s)" means each Amended and Restated Participation Agreement entered into between IDB and a Participant from time to time and pursuant to which such Participant participates in the Loan.

"Paying Agency Agreement" means the Amended and Restated Paying Agency Agreement, dated as of December 15, 2004, between IDB and the Paying Agent with respect to the collection and administration of payments made by the Company in respect of the Loans and other amounts payable hereunder and under the other Financing Documents.

"Paying Agent" means Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), in its capacity as agent under the Paying Agency Agreement, or any successor agent appointed pursuant to the terms of the Paying Agency Agreement.

"Paying Agent Fee" has the meaning specified in the Fee Letter.

"Permitted Asset Swap" means any transfer of properties or assets by the Company or any Subsidiary of the Company in which at least 75% of the consideration received by the transferor consists of properties or assets (other than cash or cash equivalents) that are suitable for use in and will be used in a line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date, and the remaining 25% consists of cash or cash equivalents.

"Permitted Capital Expenditures" means the following (but excluding, with respect to clause (ii) through (vii) below, Capital Expenditures constituting Maintenance Capital Expenditures):

(i) all Capital Expenditures that relate to the unscheduled emergency repair and maintenance of the Company's fixed or capital assets or other property, plant and equipment in accordance with Sound Operating Practices, taking into account, among other things, regulatory requirements, advancements or upgrades in technology and environmental considerations, regardless of the accounting treatment of such Capital Expenditures, and shall include new construction or development of fixed or capital assets, but only to the extent that (x) such new construction or development in connection with such unscheduled emergency repair and maintenance is necessary to effect the repair, restoration, upgrading, refurbishment or rebuilding of previously existing fixed or capital assets or (y) such new construction or development in connection with such unscheduled emergency repair and maintenance is necessary in accordance with Sound Operating Practices;

(ii) all Capital Expenditures with respect to any Fiscal Year that relate to the development, acquisition or construction, purchase, modification, extension, expansion and/or improvement of new fixed or capital assets or other property, plant and equipment; provided, in each case, that such Capital Expenditures are made (including committed to be made) or paid for by the Company, but only to the extent that such Capital Expenditures were, are or shall be funded or otherwise paid for, either directly or indirectly, by any third party by means of a Customer Advance;

(iii) all Capital Expenditures with respect to any Fiscal Year in connection with the acquisition, purchase, construction, modification, development, extension, expansion and/or improvement of fixed or capital assets or other property, plant and equipment to be used in or for the Company's regulated or unregulated business or operations, but only to the extent that such Capital Expenditures were funded by or with the proceeds of or from the sale or other disposition of fixed or capital assets; provided, that such Capital Expenditures are made in compliance with Section 6.2(j);

(iv) to the extent not otherwise permitted pursuant to this definition, all Capital Expenditures with respect to any Fiscal Year made or committed by any Project Finance Subsidiary in connection with permitted activities of such Project Finance Subsidiary;

(v) all Capital Expenditures, without duplication of clause (ii) above or clause (vi) below, in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date, other than the Capital Expenditures described in clauses (i) to (iv) above and clause (vi) below, which are funded by (or for which the funding of such Capital Expenditures was provided by) Alternative Funding that is available as of the date such Capital Expenditures are made or (without duplication) committed to be made;

(vi) all Capital Expenditures from Cash Surplus, without duplication of clause (v) above, in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date; provided, that, immediately after giving pro forma effect to the making or commitment to make such expenditures, as calculated and determined as of the date such expenditures are made or committed to be made, the Consolidated Debt Ratio is equal to or less than 3.00 to 1;

(vii) any Government-Mandated Expenditure not otherwise constituting a "Permitted Capital Expenditure" hereunder that are expressly authorized in writing by IDB in its sole discretion and the amount of which does not exceed annually the lower of (i) US$20 million and (ii) 20%

of the Company's EBITDA for the four fiscal quarters immediately preceding the date of such written request, for which the Company has prepared consolidated statements of cash flows in accordance with Argentine GAAP; and

(viii) any Reallocated Maintenance Capital Expenditures.

"Permitted Extension" means an extension, granted pursuant to the rules and regulations of the CNV, of the date by which the Company is required to file its audited consolidated financial statements with the CNV; provided, that such extension relates, directly or indirectly, to potential adjustments that may be made with respect to the Company's audited consolidated financial statements and/or Consolidated Adjusted EBITDA, as applicable, which adjustments may, in the Company's reasonable discretion, affect any calculations or determinations to be made with respect to any amounts that would be due under the Loans or any other New Debt Obligations.

"Permitted Indebtedness" means the following:

(i) Indebtedness that constitutes or the net proceeds from which are used for purposes of working capital, including (x) short-term financing or pre-export financing loans and (y) import/export activities; provided, however, that the aggregate principal amount outstanding of the sum of all such U.S. Dollar-denominated Indebtedness plus the U.S. Dollar Equivalent of all such non-U.S. Dollar-denominated Indebtedness so Incurred shall not exceed (calculated and determined as of the date of each such Incurrence and immediately after giving pro forma effect to such Incurrence and the application of the net proceeds therefrom) US$25 million;

(ii) Indebtedness that (x) constitutes Project Finance Indebtedness or (y) constitutes a Project Finance Guaranty and is Incurred prior to December 15, 2008; provided, however, that in the case of Project Finance Indebtedness, the aggregate principal amount outstanding of all Project Finance Indebtedness so Incurred shall not exceed (calculated and determined as of the date of each such Incurrence and immediately after giving pro forma effect to such Incurrence and the application of the net proceeds therefrom) US$250 million, and; provided, further, that the aggregate principal amount of all such Project Finance Guaranties so Incurred and outstanding at any one time shall not exceed (calculated and determined as of the date of each such Incurrence and immediately after giving pro forma effect to such Incurrence and the application of the net proceeds therefrom) US$60 million;

(iii) Voluntary Refinancing Indebtedness;

(iv) Indebtedness Incurred during Year 4 and thereafter; provided, that, at the time of and immediately after giving pro forma effect to the Incurrence of such Indebtedness and the application of the net proceeds therefrom, as calculated and determined as of the date of each such Incurrence, the Consolidated Debt Ratio is equal to or less than 3.50 to 1 for any Incurrence in Year 4, 3.40 to 1 for any Incurrence in Year 5, 3.30 to 1 for any Incurrence in Year 6, 3.20 to 1 for any Incurrence in Year 7, 3.10 to 1 for any Incurrence in Year 8 and 3.00 to 1 for any Incurrence in Year 9; provided, further, that at the time of, and immediately after giving pro forma effect to, the Incurrence of such Permitted Indebtedness, no Potential Event of Default or Event of Default shall have occurred and be continuing;

(v) Capitalized Lease Obligations not in excess of US$10 million at any time outstanding; and

(vi) Indebtedness under Hedging Agreements or Currency Agreements; provided, that such Indebtedness is not Incurred for speculative purposes, is necessary or prudent to hedge or otherwise manage risk to which the Company is or expects to be exposed in the ordinary course of the Company's business and are entered into in compliance with Section 6.2(q).

"Permitted Investments" means the following:

(i) Investments existing as of the Effective Date, as set forth in Schedule 7 hereto;

(ii) Investments in fixed or capital assets or other property used in the ordinary course of the Company's business and in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date; provided, that such Investments comply with Section 6.2(p);

(iii) Investments received by the Company or any of its Subsidiaries as consideration for Asset Sales or Investments made with the proceeds of such Asset Sales; provided, that such Asset Sale or Investment is effected in compliance with Section 6.2(j);

(iv) Investments in Project Assets made with the proceeds of any Project Finance Indebtedness by a Project Finance Subsidiary;

(v) subject to the restrictions set forth in clause (ii) of the definition of "Permitted Indebtedness," the issuance of any Project Finance Guaranty; provided, that, if a claim is made under such Project Finance Guaranty, such claim shall be funded by (or the funding of such claim shall be provided by) Alternative Funding; provided, further, that if there is insufficient Alternative Funding to satisfy the full amount of any such claim at the time such claim is made, then the remaining amount of any such claim shall be funded by (or the funding of such remaining amount shall be provided by) Alternative Funding thereafter;

(vi) Investments of the proceeds of any Customer Advances;

(vii) Extensions of credit in the nature of accounts receivable or notes receivable arising in the ordinary course of business from the sale or lease of goods or services, including advances in the ordinary course with respect to the purchase of goods or services in the ordinary course of business;

(viii) Investments in U.S. Dollars, euros, Pesos, the other official currencies of any European Union Member or money in other currencies received, acquired or used in the ordinary course of the Company's business to the extent such Investments are not made for speculative purposes and are necessary or prudent to hedge currency risk experienced in the ordinary course of business;

(ix) Investments in Hedging Agreements or Currency Agreements; provided, that such Investments are not made for speculative purposes, are necessary or prudent to hedge or otherwise manage risk to which the Company is or expects to be exposed in the ordinary course of its business and are entered into in compliance with Section 6.2(b);

(x) Investments in securities, instruments or other obligations (and related hedging contracts) received in the ordinary course of business or in compromise or settlement of debts created in the ordinary course of business, or by reason of a composition or readjustment of debts or reorganization of another Person, or in satisfaction of claims or judgments, or in connection with mandatory or voluntary exchange offers set up by the federal, provincial or municipal government of Argentina;

(xi) Investments in national, provincial or other Argentine government obligations acquired in the ordinary course of business, which obligations can be applied in payment of taxes or other obligations under Argentine law; provided, that the acquisition of such obligations was required by law or made pursuant to or in accordance with an order decree, rule, regulation or mandate imposed, declared or otherwise issued by a Government Regulator;

(xii) guaranties entered into or issued by the Company of Permitted Indebtedness; provided, that such guaranties are entered into or issued by the Company in accordance with Section 6.2(b);

(xiii) the creation of Liens; provided, that such Liens are created by the Company in accordance with Section 6.2(c);

(xiv) loans and advances to the Company's employees, officers and directors, the aggregate amount of which does not exceed US$2 million at any one time;

(xv) intercompany loans and advances to any Subsidiary in which the Company owns 99% of the outstanding stock, the aggregate amount of which loans and advances does not exceed US$30 million at any one time; provided, that, if, at any time, the Company owns less than 99% of the outstanding stock in such Subsidiary, then any such loans or advances shall be funded by (or the funding of such loans or advances shall be provided by) Alternative Funding; provided, further, that if there is insufficient Alternative Funding to satisfy the full amount of any such claim at the time such claim is made, then the remaining amount of any such claim shall be funded by (or the funding of such remaining amount shall be provided by) Alternative Funding thereafter;

(xvi) Investments in Cash Equivalents;

(xvii) Investments made in accordance with the definition of "Permitted Capital Expenditures;"

(xviii) that portion of any Investment where the consideration provided by the Company is its capital stock;

(xix) Investments, without duplication of clause (xx) below, in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date, other than the Investments described in clauses (i) to (xviii) above or clause (xx) below, which are funded by (or for which the funding of such Investments was provided by) Alternative Funding that is available as of the date such Investments are made;

(xx) all Investments funded by (or for which the funding of such Investments was provided by) Cash Surplus, without duplication of clause (xix) above; provided, that, immediately after giving pro forma effect to the making of such Investments, as calculated and determined as of the date such Investments, the Consolidated Debt Ratio is equal to or less than 3.00 to 1; and

(xxi) to the extent that an Investment in a Subsidiary was made in accordance with clause (xix), (xx) or this clause (xxi) of this definition of "Permitted Investments," a further Investment by such Subsidiary in another Subsidiary.

"Permitted Liens" means the following:

(i) Liens existing as of the Effective Date, as set forth in Schedule 8 hereto;

(ii) Liens created by the Company's Subsidiaries over their assets solely in favor of the Company in an aggregate amount outstanding at any time not to exceed US$25 million;

(iii) purchase money Liens created (other than in favor of an Affiliate of the Company) on or in physical assets or equipment that are acquired by the Company or any of its Subsidiaries in the ordinary course of business to secure the purchase price of such physical assets or equipment financed by Indebtedness permitted to be Incurred pursuant to the definition of "Permitted Indebtedness" Incurred solely for the purpose of financing the acquisition of any such physical assets or equipment at the time of acquisition (other than any such Liens created in contemplation of such acquisition that do not secure the purchase price), or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount; provided, however, that (A) such Lien is Incurred and the Indebtedness secured thereby is created within 90 days after that acquisition, and (B) no such Lien shall extend to or cover any physical assets or equipment other than the physical assets or equipment being acquired and; provided, further, that the aggregate principal amount of the Indebtedness secured by Liens permitted by this clause (iii) shall not exceed US$25 million at any time outstanding;

(iv) any Lien created by a Project Finance Subsidiary on its assets securing Project Finance Indebtedness (other than from an Affiliate of the Company's) incurred by such Project Finance Subsidiary;

(v) pledges of any capital stock or other interests in any Project Finance Subsidiary or any special purpose holding company owning such Project Finance Subsidiary to secure Project Finance Indebtedness (other than from an Affiliate of the Company) Incurred by such Project Finance Subsidiary;

(vi) Liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings; provided, that adequate reserves with respect thereto are maintained on the Company's books or on the books of any of its Subsidiaries, as the case may be, in conformity with Argentine GAAP;

(vii) Liens arising in favor of carriers, warehousemen, landlords, mechanics, material men, laborers, employees or suppliers, or other similar Liens imposed by law or by contract (including brokers' and bankers' liens and rights of set-off), in each case, Incurred in the ordinary course of business for sums which are not overdue for a period of more than 60 days or are being contested in good faith by negotiations (for no more than 60 days) or by appropriate proceedings which suspend the collection thereof; and, in any case, for which reserves have been established as required by Argentine GAAP;

(viii) Liens arising by reason of (x) any judgment, decree or order of any court, so long as such Lien is being contested in good faith and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; and (y) pledges, deposits or other security in connection with workers' compensation or other unemployment insurance or obligations arising from other social security laws or legislation;

(ix) deposits made in the ordinary course of business and in each case not Incurred or made in connection with the borrowing of money, to secure the performance of (a) tenders, bids, trade contracts, leases (other than Capitalized Lease Obligations), statutory obligations, surety and appeal bonds, or (b) performance bonds, purchase, construction or sales contracts and other obligations of a like nature; provided, that in the case of clause (b) above, the amount of such deposits shall not exceed US$2 million at any time outstanding;

(x) any Lien existing on property of a Person immediately prior to its being consolidated with or merged into the Company or any of its Subsidiaries or its becoming a Subsidiary, or any Lien existing on any property acquired by the Company or any of its Subsidiaries at the time such property is so acquired (whether or not the Indebtedness secured thereby shall have been assumed); provided, that such Liens were not created in contemplation thereof and do not extend to any other property of the Company or any of its Subsidiaries;

(xi) escrow deposits, trusts or similar accounts (i) established by any Project Finance Subsidiary for the payment of its debt service obligations, (ii) created or established in connection with an Asset Sale as contemplated by clause (vii) of the definition of "Net Proceeds," or (iii) for the payment of the Company's debt service under the New Debt Obligations (including, without limitation, any Lien in favor of the Trustee pursuant to Section 6.7(4) of the Indenture);

(xii) Capitalized Lease Obligations;

(xiii) leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case incidental to, and not interfering with, the ordinary conduct of the Company's business or the business of any of its Subsidiaries;

(xiv) Liens created in order to comply with any rule or regulation of a Government Regulator; provided, that (a) the assets subject to such Liens are used in the Company's gas transportation business conducted pursuant to the License, (b) such Liens are created only on the additional assets or properties constructed or developed by the Company in connection with an expansion project mandated by a Government Regulator, (c) no Liens are created over the revenues generated by such assets except as otherwise permitted by clause (xvi) below, (d) the entity or trust secured by such Lien has no recourse against the Company or its properties or revenues, except in respect of the additional assets subject to such Liens and (e) such Liens are not created in favor of an Affiliate of the Company; provided, however, that Liens may be created in favor of Government-Mandated Trusts in which any of the Company's Affiliates own some but less than all of the beneficial interest;

(xv) any Lien created on any asset securing an extension, renewal, refund or refinancing (or successive extensions, renewals, refunds or refinancings), in whole or in part, of Indebtedness Incurred in compliance with Section 6.2(b) and that otherwise replaces a Permitted Lien; provided, that (x) the Lien is created over the original asset secured and (y) the principal amount of Indebtedness secured by the Lien prior to such extension, renewal, refund or refinancing is not increased, other than with respect to costs, fees and expenses incidental to such extension, renewal, refund or refinancing; and

(xvi) all Liens created on any asset securing Indebtedness Incurred by the Company or any of its Subsidiaries, other than Liens described in clauses (i) to (xv) of this definition, the aggregate principal amount of which (together with, but without duplication of, all Indebtedness Incurred by the Company's Subsidiaries, other than Project Finance Subsidiaries) does not exceed US$25 million at any one time; provided, that if such Liens are denominated in currencies other than U.S. Dollars, then the value of any such Liens for purposes of this clause (xvi) shall be determined by reference to the U.S. Dollar Equivalent of the amount of such Liens as of the date they were made.

"Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Peso Average" means, with respect to the amount of any non-Peso-denominated Indebtedness, the amount of Pesos obtained by converting the aggregate principal amount of any such non-Peso-denominated Indebtedness into Pesos at an average exchange rate determined by reference to the exchange rate for the buying of Pesos, as reported by Banco de la Nación Argentina, on each day for which rates are available during the period corresponding to the relevant period used to calculate Consolidated Adjusted EBITDA in connection with any calculation or determination of the Consolidated Debt Ratio.

"Peso Equivalent" means, as of any date of determination and with respect to any non-Peso denominated amount, the amount of Pesos obtained by converting such foreign currency into Pesos at the exchange rate for the selling of Pesos on any one of the five Business Days immediately preceding such date of determination, with respect to such foreign currency amount, as reported by Banco de la Nación Argentina or as reported by Bloomberg LP, Reuters Group PLC or (if such information is not reported by Bloomberg LP or Reuters Group PLC) such other internationally recognized service for the publication of exchange rate data or information, as the Company may reasonably determine; provided, however, that if exchange rate data or information is not available as of such date of determination as a result of market conditions or otherwise, then the Peso Equivalent shall be determined by reference to exchange rate data or information that is available on any such date chosen by the Company during any such five Business Day period immediately preceding such date of determination.

"Pesos" and "Pesos $" each mean the lawful currency of Argentina.

"Potential Event of Default" means any event or circumstance which is, or after notice or lapse of time or both would become, an Event of Default; provided, however, that, notwithstanding the foregoing, the cross-default provision contained in Section 7.1(g) will not give rise to a "Potential Event of Default" for any purpose thereunder unless the event of default under the relevant Indebtedness that would provide the basis for such Potential Event of Default is not remedied (i) with respect to Section 7.1(g)(i), within 30 days after the date such event of default occurred and (ii) with respect to Section 7.1(g)(ii), within 120 days after the date such event of default occurred.

"Project Assets" means (i) the fixed or capital assets or other property, plant and equipment, constructed, developed, extended, expanded or improved (or acquired or purchased in order to complete any such construction, development, extension, expansion or improvement) by a Project Finance Subsidiary.

"Project Finance Guaranty" means a guarantee, surety or other similar obligation in respect of Project Finance Indebtedness, granted to lenders (other than Affiliates of the Company) to a project of the relevant Project Finance Subsidiary in respect of completion of the construction, development, extension, expansion or improvement of that project in accordance with tests or standards agreed with such lenders or in respect of payment of the debt obligations owing to those lenders until such completion has been achieved; provided, that the proportionate share that any such guaranties, sureties or similar obligations issued by the Company bears to the total amount of such guaranties, sureties, or similar obligations covering such Indebtedness does not exceed the Company's proportionate share of the total equity ownership interest in the Project Finance Subsidiary that is undertaking such project.

"Project Finance Indebtedness" means Indebtedness Incurred by any Project Finance Subsidiary in connection with the financing of all or any part of the purchase price or cost of the construction, development, extension, expansion or improvement of any Project Assets (including the purchase price of and acquisition costs relating to materials, equipment and other assets required to complete such construction, development, extension, expansion or improvement); provided, that the sole source of recourse of any creditor of such Project Finance Subsidiary for the payment of principal, interest and other amounts of such Indebtedness shall be (i) recourse to the aggregate cash flow or net cash flow (or the revenues or any portion thereof as may be negotiated by such Project Finance Subsidiary) generated by the assets of the Project Finance Subsidiary, and/or (ii) recourse to the assets of such Project Finance Subsidiary, and/or (iii) a Project Finance Guaranty, and/or (iv) recourse to the capital stock or other interests in such Project Finance Subsidiary that is pledged in connection with the Incurrence of such Project Finance Indebtedness, and/or (v) recourse to credit enhancement (e.g., letters of credit, insurance policies, surety bonds, guaranty contracts of the types customary in project finance transactions and in respect or as a result of which there is no recourse, whether direct or indirect, to the Company or any of its Subsidiaries (other than the relevant Project Finance Subsidiaries)) provided by third parties (other than Affiliates of the Company).

"Project Finance Subsidiary" means any special purpose entity in which the Company has an interest as an equity holder, in each case, formed for the purpose of (i) constructing, developing, extending, expanding or improving (or acquiring or purchasing, in order to complete any such construction, development, extension, expansion or improvement), fixed or capital assets or other property, plant or equipment, or (ii) being a holding company that owns 100% of the equity interests in any Person meeting the criteria set out in clause (i) above, and which in any case satisfies each of the following criteria:

the Company's Affiliates do not (x) participate in or otherwise conduct business with such Project Finance Subsidiary except that the Company's Affiliates may make equity investments in, or provide debt to, such Project Finance Subsidiary in the same manner, on the same terms and in the same relationship of equity or debt as the Company makes equity investments in, or provides debt to, such Project Finance Subsidiary, or (y) receive any payments from such Project Finance Subsidiary except payments that are made on a basis that is pari passu with and pro rata to payments made to the Company by such Project Finance Subsidiary; provided, that the Company's Affiliates may enter into gas supply contracts, offtake contracts, contracts relating to electricity supply, generation, transportation or distribution, and other commercial transactions (not involving the provision of debt, equity, guaranties or other investments) in the ordinary course of business with such Project Finance Subsidiary so long as (A) such gas supply contracts, offtake contracts, contracts relating to electricity supply, generation, transportation or distribution, and other commercial transactions are on an arm's-length basis and are on terms no more favorable to such Affiliates than the terms that such Project Finance Subsidiary provides to Persons that are not its or the Company's Affiliates in a comparable arm's-length transaction and (B) in the case of such other commercial transactions, the aggregate payments to be made in any year by such Project Finance Subsidiary under such other transactions do not exceed US$10 million;

(b) such Project Finance Subsidiary does not conduct business with the Company's customers unless any such business (x) is conducted on an arm's-length basis and on terms no less favorable to such Project Finance Subsidiary than it would obtain in a comparable arm’s-length transaction with a Person which is not the Company's customer and (y) is not reasonably expected to have a material adverse effect on the results of operations of the Company's and its Subsidiaries taken as a whole (disregarding such Project Finance Subsidiary);

(c) such Project Finance Subsidiary does not acquire, whether by way of acquisition of shares or of assets, a business operating as a going concern; and

(d) the sole source of recourse of any creditor of such Project Finance Subsidiary for the payment of principal, interest and other amounts of such Indebtedness will be (v) recourse to the aggregate cash flow or net cash flow (or the revenues or any portion thereof as may be negotiated by such Project Finance Subsidiary) generated by the assets of such Project Finance Subsidiary, and/or (w) recourse to the assets of such Project Finance Subsidiary, and/or (x) a Project Finance Guaranty, and/or (y) recourse to the capital stock or other equity or quasi-equity interests in such Project Finance Subsidiary that is pledged in connection with the Incurrence of such Project Finance Indebtedness, and/or (z) recourse to credit enhancement (e.g., letters of credit, insurance policies, surety bonds, guaranty contracts of the types customary in project finance transactions and in respect or as a result of which there is no recourse, whether direct or indirect, to the Company or any of its Subsidiaries (other than the relevant Project Finance Subsidiaries)) provided by third parties (other than Affiliates of the Company).

"Properties" means the real properties at any time owned or leased by the Company or any Subsidiary.

"Public Emergency Law" means the Public Emergency and Foreign Exchange System Reform Law No. 25,561 and the decrees and regulations issued thereunder.

"Qualifying Subordinated Indebtedness" means subordinated indebtedness Incurred by the Company in respect of which (a) a subordination agreement substantially in the form attached hereto as Schedule 1 has been executed, delivered and become effective and (b) the following procedure has been complied with: (i) at least 15 days prior to the Company's Incurrence of Qualifying Subordinated Indebtedness, the Company has provided to IDB and the Trustee (as defined in the Indenture) an execution version of the aforementioned subordination agreement, (ii) if IDB and/or the Trustee execute the subordination agreement within this 15-day period, then the subordination agreement will be among the Company, the Qualifying Subordinated Indebtedness lender and the executing party (either IDB or the Trustee, or both, as the case may be), and, any non-executing party (either IDB or the Trustee as the case may be) will be a third party beneficiary thereof, and (iii) if neither IDB nor the Trustee execute the subordination agreement within this 15-day period, then the subordination agreement will be between the Company and the Qualifying Subordinated Indebtedness lender, and IDB and the Trustee will be third party beneficiaries thereof.

"Reallocated Maintenance Capital Expenditure" means capital expenditures made by the Company during the Fiscal Years ending December 31, 2005, 2006 and 2007, for the purpose of construction or development in connection with the expansion of the Company's pipeline in an amount not to exceed US$10.8 million for the Fiscal Year ending December 31, 2005, US$15.2 million for the Fiscal Year ending December 31, 2006 and US$17.2 million for the Fiscal Year ending December 31, 2007.

"Reference Debt Obligation" has the meaning specified in Section 6.2(e).

"Reinvestment Period" means, with respect to any period for the reinvestment of Net Proceeds (or any portion thereof) the Company or a Subsidiary of the Company received from the sale or the Company's or its Subsidiary's Non-Regulated Assets, the twelve-month period commencing on the date the Company or such Subsidiary receives such Net Proceeds (or such portion thereof); provided, however, that with respect to any commitment entered into for the reinvestment of such Net Proceeds (or any such portion thereof) during any Reinvestment Period, if such commitment lapses or is otherwise terminated (i) by the Company or such Subsidiary through the reasonable exercise of its rights or their rights, upon breach or default by the other party, under any contract or other agreement governing such commitment, (ii) by any Person other than the Company or a Person acting at the Company's direction, either directly or indirectly, or (iii) by operation of law or any order, decree, rule, regulation or mandate of any Government Regulator, then "Reinvestment Period" shall mean the six-month period commencing on the date of such lapse or termination.

"Related Event of Default" has the meaning specified in Section 7.1(g).

"Release" means the release or disposal (accidental or otherwise) of any Hazardous Material into or upon or under any land or water or air, or otherwise into the environment, including, without limitation, by means of burial, discharge, emission, injection, spillage, leakage, seepage, leaching, dumping, pumping, pouring, escaping, emptying, placement and the like.

"Remaining Debt Reserve" means (A) the sum of US$40 million plus the product of (x) US$110 million multiplied by (y) the quotient obtained by dividing the amount of Existing Debt Obligations held by Non-Consenting Creditors on the Effective Date by the total amount of the Existing Debt Obligations as of that date (prior to the issuance of the Initial Notes and the execution and delivery of this Agreement and the Other IDB Loan Agreement), minus (B) the total amount applied by the Company from time to time for the purpose of, among others, compromising, discharging or otherwise settling claims relating to or arising out of Existing Debt Obligations that were not exchanged or cancelled on the Effective Date.

"Reserved Cash Surplus" means, in respect of any Early Amortization Payment Date, the sum of (i) Cash Surplus, minus (ii) Adjusted Cash Surplus.

"Restricted Payment" means, with respect to the Company or any of its Subsidiaries, (i) any dividend (other than dividends payable solely in shares of the Company's common stock or the common stock of any of such Subsidiaries so long as such dividends do not result in any dilution of the Company's ownership interest in such Subsidiary, as the case may be) or other distribution (whether in cash, securities or other property) with respect to any shares of any class of the Company's capital stock or that of any of its Subsidiaries, in each case, which shares of capital stock are held by Persons other than (A) the Company, in the case of the Subsidiaries of the Company, or (B) the Company's Subsidiaries, in the case of such Subsidiaries' respective Subsidiaries, or (ii) any payment (whether in cash, securities or other property), including any sinking fund or similar deposit or payment, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock or any option, warrant or other right to acquire any such shares of capital stock or (iii) any Management Fee. For the avoidance of doubt, "Restricted Payment" does not mean payments (other than dividends or distributions in respect of the Company's capital stock or other payments referred to in clauses (i), (ii) or (iii) above) made in the ordinary course of business.

"Restricted Payment Reallocation Amount" means, with respect to any Fiscal Year, the amount by which the Company elects in writing (notified in writing to IDB) to reduce the aggregate amount of all Restricted Payments permitted to be made and that have not been made pursuant to clauses (i) and (ii) of Section 6.2(a) in such Fiscal Year, for the purpose of increasing Alternative Funding.

"Restructuring" has the meaning specified in the fifth recital to this Agreement.

"Restructuring Agreement" means that certain Restructuring Agreement dated as of November 12, 2004, between the Company and the Consenting Creditors (as defined therein).

"Restructuring Expenses" means all costs and expenses for which the Company is responsible related to the negotiation, implementation, execution, delivery and performance of the Restructuring incurred as of the Effective Date, including but not limited to the fees of any advisors, accountants, printers and legal counsel, travel expenses and costs related to the conservation and preservation of the Company's assets subject to priority payment under Section 240 of the ABL.

"Sale and Leaseback Transaction" means any transaction or series of related transactions pursuant to which the Company or any of its Subsidiaries sells or transfers any property or asset in connection with the leasing, or the resale against installment payments, of such property or asset to the seller or transferor.

"Second 1999 IDB Loan Agreement" has the meaning specified in the second recital to this Agreement.

"Securities Act" means the U.S. Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time and the rules and regulations promulgated thereunder.

"Semi-Annual B-A UIP Period" has the meaning specified in Section 3.11(c)(i)(D).

"Semi-Annual Early Amortization Amount" has the meaning specified in Annex C hereto.

"Series A Notes" has the meaning specified in the Initial Officers' Certificate.

"Series A-P Notes" has the meaning specified in the Initial Officers' Certificate.

"Series B Notes" means the Series B-A Notes, the Series B-A-P Notes, the Series B-B Notes and the Series B-B-P Notes.

"Series B-A Notes" has the meaning specified in the Initial Officers' Certificate.

"Series B-A-P Notes" has the meaning specified in the Initial Officers' Certificate.

"Series B-B Notes" has the meaning specified in the Initial Officers' Certificate.

"Series B-B-P Notes" has the meaning specified in the Initial Officers' Certificate.

"Shareholders' Meeting Date" means, with respect to any Fiscal Year, the date on which the Company's audited consolidated financial statements are formally approved by its shareholders at its annual shareholders' meeting in such Fiscal Year.

"Significant Subsidiary" means (i) a Subsidiary of the Company having, as of the end of the most recent fiscal quarter of the Company, total assets equal to or exceeding 20% of the total assets of the Company and its Subsidiaries on a consolidated basis or (ii) for the most recent Fiscal Year of the Company (or if shorter, for the period of time since the relevant Person became a Subsidiary), net income equal to or exceeding 20% of the net income of the Company and its Subsidiaries on a consolidated basis, in each case as evidenced by the most recent consolidated financial statements of the Company delivered to IDB pursuant to this Agreement.

"Sound Operating Practice" shall mean, at a particular time, either (a) any of the practices, methods and acts engaged in or approved by a significant portion of the international and/or the Argentine pipeline industry, or (b) with respect to any matter as to which (a) does not apply, any of the practices, methods and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at the reasonable cost consistent with commercially recognized and good business and operating practices, manufacturer warranties, environmental considerations, reliability, safety, efficiency and expedition. "Sound Operating Practice" is not intended to be limited to the optimum or best practice, method or act to the exclusion of all others, but rather to be a spectrum of possible practices, methods or acts having due regard for, among other things, advancements or upgrades in technology, financial resources and constraints, time allowances and limitations, environmental requirements and considerations, including weather-related considerations, insurance policies and the requirements, orders, decrees or mandates that are imposed, declared or otherwise issued by a Government Regulator.

"Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more of its other Subsidiaries, or by the Company and one or more of its other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

"Successor TAA" has the meaning specified in Section 6.2(d).

"Tax" or "Taxes" means all sales, use, gross receipts, general corporation, franchise, income, mortgage, profits, withholding, intangibles, property (tangible and intangible), privilege, license, value added, ad valorem, capital, excise, stamp and other taxes, duties and other similar governmental fees, charges and assessments imposed by or on behalf of any government or taxing authority (including interest, fines or penalties thereon and additions thereto).

"Tax Forms" has the meaning specified in Section 3.9(a).

"Technical Assistance Agreement" means the Technical Assistance Agreement, dated as of December 28, 1992, between Transportadora de Gas del Sur S.A. and Enron Pipeline Company Argentina S.A., as amended, and as assigned to Petrobras Energía S.A. on July 15, 2004 (as amended, modified or supplemented as of the Effective Date).

"Tranche A Debt Obligations" means the Series A Notes, the Series A-P Notes, the Tranche A Loan, and the Tranche A Loan under the Other IDB Loan Agreement.

"Tranche B Debt Obligations" means the Tranche B-A Debt Obligations and the Tranche B-B Debt Obligations.

"Tranche B-A Debt Obligations" means the Series B-A Notes, the Series B-A-P Notes, the Tranche BA Loan, and the Tranche BA Loan under the Other IDB Loan Agreement.

"Tranche B-B Debt Obligations" means the Series B-B Notes and the Series B-B-P Notes.

"Tranche A Loan" means the A2-A Loan and the B2-A Loan.

"Tranche BA Loan" means the A2-BA Loan and the B2-BA Loan.

"Tranche BB Loan" means the A2-BB Loan and the B2-BB Loan.

"Transaction Documents" means, collectively, (i) the Financing Documents, (ii) the License and (iii) the Transfer Agreement.

"Transfer Agreement" means the Transfer Agreement, dated December 18, 1992, relating to the acquisition of the stock of the Company.

"U.S. Dollars" and "US$" each mean the lawful currency of the United States of America.

"U.S. Dollar Equivalent" means, as of any date of determination and with respect to any non-U.S. Dollar-denominated amount, the amount of U.S. Dollars obtained by converting such foreign currency into U.S. Dollars at the exchange rate for the selling of U.S. Dollars on the Business Day immediately preceding such date of determination, (i) with respect to Pesos, as reported by Banco de la Nación Argentina, and (ii) with respect to any other currency, as reported by Bloomberg LP, Reuters Group PLC or (if such information is not reported by Bloomberg LP or Reuters Group PLC) such other internationally recognized service for the publication of exchange rate data or information, as the Company may reasonably determine; provided, however, that if exchange rate data or information is not available as of such date of determination as a result of market conditions or otherwise, then the U.S. Dollar Equivalent shall be determined by reference to exchange rate data or information that is available on the first Business Day immediately preceding such date of determination.

"U.S. Government Obligations" means obligations issued or directly and fully guaranteed or insured by the United States of America or by any agent or instrumentality thereof; provided, that the full faith and credit of the United States of America is pledged in support thereof.

"Voluntary Refinancing Indebtedness" means any Indebtedness; provided, that the net cash proceeds of such Voluntary Refinancing Indebtedness are applied or used to make payments of principal, within 90 days of the date of such Incurrence, on the outstanding Tranche A Debt Obligations until such obligations have been paid in full and are no longer outstanding and thereafter to make payments of principal on the Tranche B Debt Obligations on a pro rata basis, in each case, as soon as reasonably practicable following the Incurrence of such Voluntary Refinancing Indebtedness; provided, further, that, in each case, the net cash proceeds of such Voluntary Refinancing Indebtedness shall be applied, first, to pay or reduce the next succeeding principal payments (to the extent permitted by the terms of such outstanding obligations to be repaid) and, second, to the next succeeding principal payments (to the extent permitted by the terms of such outstanding obligations to be repaid), until the net cash proceeds of such Voluntary Refinancing Indebtedness have been fully applied.

"Waiver Agreement" means that certain Waiver Agreement between IDB and the Company, dated as of December 15, 2004.

"Year" means,

(i) in the case of Year 1, the annual period commencing on and including December 15, 2004 to and including December 14, 2005;

(ii) in the case of Year 2, the annual period commencing on and including December 15, 2005 to and including December 14, 2006;

(iii) in the case of Year 3, the annual period commencing on and including December 15, 2006 to and including December 14, 2007;

(iv) in the case of Year 4, the annual period commencing on and including December 15, 2007 to and including December 14, 2008;

(vi) in the case of Year 5, the annual period commencing on and including December 15, 2008 to and including December 14, 2009;

(vii) in the case of Year 6, the annual period commencing on and including December 15, 2009 to and including December 14, 2010;

(viii) in the case of Year 7, the annual period commencing on and including December 15, 2010 to and including December 14, 2011;

(ix) in the case of Year 8, the annual period commencing on and including December 15, 2011 to and including December 14, 2012; and

(x) in the case of Year 9, the annual period commencing on and including December 15, 2012 to and including December 14, 2013.

1.2 Interpretation. In this Agreement, unless the context otherwise requires:

(a) headings and underlinings are for convenience only and do not affect the interpretation of this Agreement;

(b) words importing the singular include the plural and vice versa;

(c) the words "hereof", "herein", and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d) a reference to a Section, party, Exhibit, Annex or Schedule is a reference to that Section of, or that party, Exhibit, Annex or Schedule to, this Agreement unless otherwise specified;

(e) a reference to this Agreement or any other Transaction Document shall mean such document including any amendment or supplement to, or replacement or novation or modification of, that document but disregarding any amendment, supplement, replacement or novation which is not permitted by this Agreement or such Transaction Document;

(f) a reference to a Person includes that Person's successors and permitted assigns;

(g) all terms defined in this Agreement shall have the defined meanings when used in the Notes or in any certificate or other document made or delivered pursuant hereto;

(h) the term "including" means "including without limitation" and any list of examples following such term shall in no way restrict or limit the generality of the word or provision in respect of which such examples are provided; and

(i) as used herein and in any certificate or other document made or delivered pursuant hereto, accounting terms not defined in Section 1.1, and accounting terms partly defined in Section 1.1 to the extent not defined, shall have the respective meanings given to them under Argentine GAAP.

1.3 Business Day Adjustment. Where the day on or by which a payment is due to be made hereunder is not a Business Day, that payment shall be made on or by the next succeeding Business Day and interest thereon shall be payable at the applicable rate during such extension.

SECTION 2

[INTENTIONALLY OMITTED]

SECTION 3

AGREEMENT FOR THE LOANS

3.1 Amount.

(a) Subject to the terms and conditions of this Agreement, IDB and the Company acknowledge and agree pursuant to the terms of this Agreement that as of the Effective Date, the principal amount of the Loan is US$89,000,000, consisting of:

(i) the A2-A Loan in an aggregate principal amount of US$11,570,000;
(ii) the B2-A Loan in an aggregate principal amount of US$34,710,000;
(iii) the A2-BA Loan in an aggregate principal amount of US$10,680,000;
(iv) the B2-BA Loan, in an aggregate principal amount of US$32,040,000;
(v) the A2-BB Loan, in an aggregate principal amount of US$0; and
(vi) the B2-BB Loan, in an aggregate principal amount of US$0.

(b) The Company's obligation to pay the principal of, and interest on, the Loans, and other Obligations, shall be evidenced by promissory notes (collectively, the "Notes"). The Company's obligation to pay the principal of, and interest on, the Loans shall also be evidenced by pagarés (collectively, the "Pagarés"). The Notes and the Pagarés shall be issued and delivered by the Company on the Effective Date in the form of Exhibits A-1 and A-2 (in the case of the A2-A Loan), Exhibits B-1 and B-2 (in the case of the B2-A Loan), Exhibits C-1 and C-2 (in the case of the A2-BA Loan) and Exhibits D-1 and D-2 (in the case of the B2-BA Loan). For the avoidance of doubt, the Company shall have no obligation to issue or deliver Notes or Pagarés in respect of the A2-BB Loan or the B2-BB Loan, as the amount of each such Loan is zero (US$0). Subject to the limitations set forth in Sections 3.1(c), (d) and (e) below, the Notes and the Pagarés shall be valid and enforceable (i) as to their principal amount at any time, to the extent of the aggregate principal amounts outstanding hereunder, (ii) as to interest, to the extent of the interest accrued and unpaid thereon in accordance with the terms of this Agreement, and (iii) as to any other Obligations (solely in the case of Notes), to the extent due and unpaid in accordance with the terms of this Agreement. Except in the case of Pagarés, in the absence of clearly manifest error, IDB's internal records regarding payments made on account of amounts owing under this Agreement and the Notes and all other Obligations shall be conclusive and binding on the Company. In the case of Pagarés, IDB's records regarding payments of principal of, and interest on, the Loans shall constitute prima facie evidence of the existence and amounts of the payments recorded therein. If at any time the rate of interest set forth in a Pagaré is less than the then-applicable Base Rate of Interest with respect to the Loan such Pagaré evidences, then IDB may request in writing that the Company provide a replacement Pagaré with respect to such Loan. Within 15 days of receipt of any such request, the Company shall prepare a replacement Pagaré, in a form substantially similar to the Pagaré being replaced, setting forth the then-outstanding principal amount of, and accrued and unpaid interest on, the applicable Loan and the then-applicable Base Rate of Interest with respect to such Loan. Simultaneously with IDB's return of the existing Pagaré to the Company, the Company shall deliver to IDB such replacement Pagaré.

(c) Notwithstanding the fact that each Pagaré shall be payable on demand, IDB shall not exercise such demand right unless and until the Company fails to pay all or any portion of the Loan (or any interest thereon) when due and such failure to pay constitutes an Event of Default pursuant to Section 7.1(a).

(d) IDB agrees that any payment of principal of, or interest on, the Loans, the Notes or the Pagarés shall be deemed to be a payment under both the Notes and the Pagarés. IDB agrees that upon receipt of any payment of principal of, or interest on, the Loans, IDB shall not make a claim under, or seek to enforce a judgment with respect to, Pagarés in respect of such principal or interest amount that IDB has already received; provided, that this shall not restrict IDB from making claims or enforcing judgments with respect to any other Obligations.

(e) Upon the payment in full of the amounts of principal and interest owed under any Loan, IDB shall, at the written request of the Company, return to the Company the corresponding Note and Pagaré prominently marked "cancelled". IDB shall act as depository of the Notes and the Pagarés and shall be responsible for the appropriate delivery of the Notes and/or the Pagarés to the Company according to the terms of this Section 3.1.

(f) The execution, delivery, commencement of any procedure (whether out-of-court or in court), and/or total or partial collection under any Pagaré shall not be deemed to be a waiver of any right of IDB under this Agreement, or an amendment of any term or condition of this Agreement, including without limitation the governing law of this Agreement.

3.2 Repayment of Loans. Subject to Section 3.14 (Installment Option), the Loans shall be repaid by the Company as follows:

(a) The aggregate principal amount of the A2-A Loan shall be repaid by the Company in twenty-four (24) quarterly installments, such installments to be due on each Interest Payment Date listed in the table below, commencing on March 15, 2005, in the amounts set forth below:

	Interest Payment Date, on which Payment is Due	Principal Amount Due
1.	March 15, 2005	US$260,325.00
2.	June 15, 2005	US$260,325.00
3.	September 15, 2005	US$260,325.00
4.	December 15, 2005	US$260,325.00
5.	March 15, 2006	US$260,325.00
6.	June 15, 2006	US$260,325.00
7.	September 15, 2006	US$260,325.00
8.	December 15, 2006	US$260,325.00
9.	March 15, 2007	US$289,250.00
10.	June 15, 2007	US$289,250.00
11.	September 15, 2007	US$289,250.00
12.	December 15, 2007	US$289,250.00
13.	March 15, 2008	US$578,500.00
14.	June 15, 2008	US$578,500.00
15.	September 15, 2008	US$578,500.00
16.	December 15, 2008	US$578,500.00
17.	March 15, 2009	US$723,125.00
18.	June 15, 2009	US$723,125.00
19.	September 15, 2009	US$723,125.00
20.	December 15, 2009	US$723,125.00
21.	March 15, 2010	US$780,975.00
22.	June 15, 2010	US$780,975.00
23.	September 15, 2010	US$780,975.00
24.	December 15, 2010	US$780,975.00
	TOTAL =	US$11,570,000.00

The principal payment schedule and amounts forth in this Section 3.2(a) will be adjusted to reflect each prepayment of the A2-A Loan by the Company pursuant to Sections 3.12 or 3.13.

(b) The aggregate principal amount of the B2-A Loan shall be repaid by the Company in twenty-four (24) quarterly installments, such installments to be due on each Interest Payment Date listed in the table below, commencing on March 15, 2005, in the amounts set forth below:

	Interest Payment Date, on which Payment is Due	Principal Amount Due
1.	March 15, 2005	US$260,325.00
2.	June 15, 2005	US$260,325.00
3.	September 15, 2005	US$260,325.00
4.	December 15, 2005	US$260,325.00
5.	March 15, 2006	US$260,325.00
6.	June 15, 2006	US$260,325.00
7.	September 15, 2006	US$260,325.00
8.	December 15, 2006	US$260,325.00
9.	March 15, 2007	US$289,250.00
10.	June 15, 2007	US$289,250.00
11.	September 15, 2007	US$289,250.00
12.	December 15, 2007	US$289,250.00
13.	March 15, 2008	US$578,500.00
14.	June 15, 2008	US$578,500.00
15.	September 15, 2008	US$578,500.00
16.	December 15, 2008	US$578,500.00

17.	March 15, 2009	US$723,125.00
18.	June 15, 2009	US$723,125.00
19.	September 15, 2009	US$723,125.00
20.	December 15, 2009	US$723,125.00
21.	March 15, 2010	US$780,975.00
22.	June 15, 2010	US$780,975.00
23.	September 15, 2010	US$780,975.00
24.	December 15, 2010	US$780,975.00
	TOTAL =	US$11,570,000.00

The principal payment schedule and amounts forth in this Section 3.2(b) will be adjusted to reflect each prepayment of the B2-A Loan by the Company pursuant to Sections 3.12 or 3.13.

(c) The aggregate principal amount of the A2-BA Loan shall be repaid by the Company in twelve (12) quarterly installments, such installments to be due on each Interest Payment Date listed in the table below, commencing on March 15, 2011, in the amounts set forth below:

	Interest Payment Date, on which Payment is Due	Principal Amount Due
1.	March 15, 2005	US$780,975.00
2.	June 15, 2005	US$780,975.00
3.	September 15, 2005	US$780,975.00
4.	December 15, 2005	US$780,975.00
5.	March 15, 2006	US$780,975.00
6.	June 15, 2006	US$780,975.00
7.	September 15, 2006	US$780,975.00
8.	December 15, 2006	US$780,975.00
9.	March 15, 2007	US$867,750.00
10.	June 15, 2007	US$867,750.00
11.	September 15, 2007	US$867,750.00
12.	December 15, 2007	US$867,750.00
13.	March 15, 2008	US$1,735,500.00
14.	June 15, 2008	US$1,735,500.00
15.	September 15, 2008	US$1,735,500.00
16.	December 15, 2008	US$1,735,500.00
17.	March 15, 2009	US$2,169,375.00
18.	June 15, 2009	US$2,169,375.00
19.	September 15, 2009	US$2,169,375.00
20.	December 15, 2009	US$2,169,375.00
21.	March 15, 2010	US$2,342,925.00
22.	June 15, 2010	US$2,342,925.00
23.	September 15, 2010	US$2,342,925.00
24.	December 15, 2010	US$2,342,925.00
	TOTAL =	US$34,710,000.00

The principal payment schedule and amounts forth in this Section 3.2(c) will be adjusted to reflect each prepayment of the A2-BA Loan by the Comp any pursuant to Sections 3.12 or 3.13.

(d) The aggregate principal amount of the B2-BA Loan shall be repaid by the Company in twelve (12) quarterly installments, such installments to be due on each Interest Payment Date listed in the table below, commencing on March 15, 2011, in the amounts set forth below:

	Interest Payment Date, on which Payment is Due	Principal Amount Due
1.	March 15, 2011	US$3,284,100.00
2.	June 15, 2011	US$3,284,100.00
3.	September 15, 2011	US$3,284,100.00
4.	December 15, 2011	US$3,284,100.00

5.	March 15, 2012	US$3,524,400.00
6.	June 15, 2012	US$3,524,400.00
7.	September 15, 2012	US$3,524,400.00
8.	December 15, 2012	US$3,524,400.00
9.	March 15, 2013	US$1,201,500.00
10	June 15, 2013	US$1,201,500.00
11.	September 15, 2013	US$1,201,500.00
12.	December 15, 2013	US$1,201,500.00
	TOTAL =	US$32,040,000.00

The principal payment schedule and amounts forth in this Section 3.2(d) will be adjusted to reflect each prepayment of the B2-BA Loan by the Company pursuant to Sections 3.12 or 3.13.

(e) For the avoidance of doubt, the Company shall not be required to repay any amount of principal in respect of the A2-BB Loan or the B2-BB Loan, as the amount of each such Loan is zero (US$0).

3.3 Currency and Place of Payment. Payments of principal, interest, fees and all other Obligations due to IDB under this Agreement or any of the other Financing Documents shall be made in Dollars, in immediately available funds to the Paying Agent, at Deutsche Bank Trust Company Americas (Account No. 01471154, ABA No. 021-001-033 for further deposit to Account No. 28541) or at such other bank or banks, in such place or places, as IDB shall from time to time designate. The Company shall, concurrently with any such payment, provide a notice to the Paying Agent specifying the Obligations in respect of which such payment is being made.

3.4 Allocation. If IDB shall at any time receive less than the full amount then due and payable to it in respect of the Obligations under this Agreement or any of the other Financing Documents, IDB shall have the right (as between IDB and the Company) to allocate and apply such payment in any way or manner and for such purpose or purposes under this Agreement or any of the other Financing Documents as IDB in its sole discretion shall determine, notwithstanding any instruction that the Company may give to the contrary.

3.5 Charges and Fees. The Company shall pay all of the charges and fees required to be paid by it pursuant to, and in accordance with the terms of, the Fee Letter.

3.6 Dollar Obligation. (a) The obligation of the Company to pay in Dollars the aggregate amount of the principal of, and interest, fees and other charges on, the Loan and any other Obligation payable in Dollars under this Agreement or any of the other Financing Documents shall not be deemed to have been novated, discharged or satisfied by any tender of (or recovery under any judgment expressed in) any currency other than Dollars, except to the extent to which such tender (or recovery) shall result in the effective payment of the said aggregate amount in Dollars at the place where such payment is required to be made pursuant hereto and, accordingly, the amount (if any) by which any such tender (or recovery) shall fall short of such aggregate amount shall be and remain due as a separate obligation, unaffected by judgment having been obtained (if such is the case) for any other amounts due in respect of the Obligations.

The Company hereby assumes the consequences of force majeure, and irrevocably waives any and all rights with respect to claims related thereto, that may affect the currency exchange market in Argentina, including, without limitation, with respect to: (i) variations of the current exchange rate between the Argentine Peso and the U.S. Dollar, or (ii) any other increase of costs which the Company may incur in connection with the acquisition of U.S. Dollars. Without limiting the generality of the foregoing, the Company hereby agrees that it shall pay all amounts due under this Agreement in U.S. Dollars either with U.S. Dollars in its possession or by converting Argentine Pesos (or other available currencies) to U.S. Dollars as necessary to effect such payments using any lawful local or foreign method of acquiring U.S. Dollars, regardless of any increased costs which may be incurred in connection with such acquisition.

(b) If, due to exchange controls in Argentina or restrictions in the transfer of foreign currency outside of Argentina, the Company shall be prevented from making any payment hereunder or under the Notes or the Pagarés in U.S. Dollars, the Company shall make such payment through the use of the procedure of purchasing Bonos Globales (global bonds) or any other public security issued by the Republic of Argentina and denominated in U.S. Dollars, with Argentine Pesos (or other legal currency of Argentina), and transferring and selling such instruments abroad for U.S. Dollars, or by means of any other legal procedure existing in Argentina on such date for the purchase of U.S. Dollars. All costs and taxes in connection with the transactions described above shall be borne by the Company. The Company's obligations under this Agreement shall be discharged only to the extent of the net U.S. Dollars received by IDB and only on the date of such receipt. For the avoidance of doubt, this Section 3.6 shall not limit in any respect (a) the Company's option, at any time a Convertibility Limitation exists, to make any payment under this Agreement or any of the other Financing Documents pursuant to the Company's Installment Option set forth in Section 3.14 or (b) the Company's ability, pursuant to Section 7.1(a), to cure any Event of Default under such Section 7.1(a) within the cure period provided therein.

(c) Notwithstanding the provisions of paragraphs (a) and (b) of this Section 3.6, IDB may require the Company to pay (or reimburse IDB) in any currency other than Dollars for:
(i) any taxes and other amounts payable under Section 3.9; and
(ii) any fees, costs and expenses payable, inter alia, under Sections 3.5 and 3.10;
in each case to the extent such taxes, amounts, fees, costs, and expenses are payable in such other currency.

3.7 Late Charges. (a) Any principal of any of the Loans that is not paid by the Company when due hereunder and, to the extent permitted by Applicable Law, any interest (including B-A UIP Interest) on any of the Loans that is not paid by the Company when due hereunder, shall bear interest ("Default Interest"), payable on demand, for each day from and including the date payment thereof was due to but excluding the date actual payment is received by IDB at a rate per annum equal to the sum of (i) two percent (2%) per annum plus (ii) the rate of interest provided in Section 3.11(a) with respect to such Loan; provided, however, that Default Interest shall not be payable if (i) any overdue principal payment was due during the existence of any of the circumstances described in Sections 7.1(a)(i)(x) and 7.1(a)(i)(y) or (ii) any overdue interest payment was due during the existence of any of the circumstances described in Sections 7.1(a)(ii)(x) or 7.1(a)(ii)(y); provided, further that such Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the cure period specified in Sections 7.1(a)(i) or 7.1(a)(ii), as applicable. For the avoidance of doubt, Default Interest shall not be payable on payments made in accordance with the Company's Installment Option set forth in Section 3.14.

(b) All fees and other Obligations (other than principal of, and interest on, the Loan) that are not paid by the Company when due hereunder or under any other applicable Financing Document shall bear Default Interest, payable on demand, for each day from and including the date payment thereof was due to but excluding the date actual payment is received by IDB at a rate per annum equal to the sum of (i) two percent (2%) per annum plus (ii) the rate of interest provided in Section 3.11(a) with respect to the Loan in respect of which the Obligation arose; provided, however, that Default Interest shall not be payable if the relevant overdue payment was due during the existence of any of the circumstances described in Sections 7.1(a)(ii)(x) or 7.1(a)(ii)(y); provided, further that such Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the cure period specified in Section 7.1(a)(ii). For the avoidance of doubt, Default Interest shall not be payable on payments made in accordance with the Company's Installment Option set forth in Section 3.14.

3.8 Maximum Interest Rate.
(a) The Company (to the extent that it may lawfully do so) will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Agreement; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to IDB, but will suffer and permit the execution of every such power as though no such law had been enacted.
(b) None of the Administration Fee, the Paying Agent Fee, any legal fees nor any other fees, charges or Obligations payable hereunder or under the other Financing Documents shall be included as interest in calculating the amount of interest payable on the Loan.

3.9 Taxes. (a) The Company shall pay, and shall be responsible to IDB for (and shall not be entitled to reimbursement from any person for), all Taxes (including any Taxes imposed, incurred or asserted as a result of any such payment by the Company pursuant to this Section 3.9(a)) imposed, incurred or asserted (v) by or within Argentina or any Authority therein or thereof or (w) by or within any other jurisdiction if such imposition, incurrence or assertion would not have been made by such other jurisdiction but for a present or former connection of the Company with such other jurisdiction, in each case, directly or indirectly, whether imposed on IDB, a Participant or otherwise, (i) in connection with any payment made under any Financing Document (including, without limitation, payments made by IDB to Participants under the Participation Agreements), (ii) in connection with the holding, sale or other disposition of an interest in any Financing Document or (iii) otherwise in respect of the transactions contemplated by the Financing Documents; provided, however, that if any such Taxes are required to be withheld or deducted from any payment due under any Financing Document, the Company (x) shall withhold or deduct (or cause to be withheld or deducted) such Taxes, (y) shall pay (or cause to be paid) the full amount of such Taxes to the relevant taxing Authority, and (z) shall pay an additional amount to IDB so that each recipient of any payment under any Financing Document (including, without limitation, payments made by IDB to Participants under the Participation Agreements) receives free and clear of Taxes the amount such recipient would have received had no such withholding or deduction been imposed, and provided further, that in the event the Company is prevented by operation of law or otherwise from paying (or causing to be paid) such Taxes, the principal, or (as the case may be) interest or other payment due under this Agreement shall be increased to such amount as may be necessary so that each recipient of any payment under any Financing Document receives the amount such recipient would have received had no such Taxes been imposed. Notwithstanding the foregoing, any payment made pursuant to clause (v) of this Section 3.9(a) shall be reduced by the amount of Taxes that would not have been imposed, incurred or asserted but for a Participant's (i) being or having been organized under the laws of, or a citizen of, the jurisdiction imposing such Taxes, (ii) being or having been considered as a resident subject to net income tax under the laws of the jurisdiction imposing such Taxes or (iii) having its principal office in or maintaining a permanent office or establishment in the jurisdiction imposing such Taxes if and to the extent that its interest in the Financing Documents is acquired by such principal office or permanent office or establishment. Further, any payment made pursuant to this Section 3.9(a) shall be reduced by the amount of Taxes that would not have been imposed, incurred or asserted but for a Participant's failure to provide the certification, identification, information, documentation or other reporting requirement imposed by a statute, treaty, regulation or administrative practice (evidenced by rules or administrative rulings) of the jurisdiction imposing such Tax as a precondition to exemption fromall or part of such Tax; provided, however, that any such limitation on the obligations of the Company to pay Taxes shall not apply unless the Company shall have timely notified IDB in writing that such Participant shall be required to comply with the certification, identification, information, documentation or other reporting requirement, and the Company shall have provided IDB with the forms ("Tax Forms") to be delivered to such Participant necessary to comply with such requirement at least 45 days prior to the final date on which such requirement may be complied with without late fees or other penalties for which TGS does not agree to reimburse such Participant in advance or, if the Tax Forms are not reasonably available to the Company at least 45 days prior to such final date, sufficiently in advance of such final date to allow IDB and the Participants to comply with such requirement through reasonable, good faith efforts; provided, further, that the limitation on the obligations of the Company to pay Taxes set forth in this sentence shall not apply if such requirement to provide the certification, identification, information, documentation or other reporting would materially prejudice the legitimate legal or commercial position of such Participant, as such Participant determines in its reasonable discretion.

(b) In the event that the Company is required to pay any Taxes pursuant to Section 3.9(a), the Company shall promptly and, in any event, within 30 days after payment thereof deliver to IDB receipts evidencing such payment. All such receipts shall be originals, duplicate originals or duly certified or authenticated copies.

(c) If as a result of any payment made by the Company pursuant to Section 3.9(a), IDB or any Participant, as the case may be, determines in its reasonable judgment that it has incurred Taxes (net of any current credit or deduction actually realized by such Participant in respect of such payment) it would not otherwise have incurred, the Company hereby agrees to pay IDB, upon receipt from IDB of a certificate from IDB or such Participant, as the case may be, certifying to the incurrence of such Taxes and describing the calculation of the amount of such Taxes, an amount (after deduction of any Taxes imposed thereon) that shall be equal to such Taxes. Nothing herein shall require IDB or any Participant to submit any of its Tax returns or any part thereof to the Company or to prepare its Tax return other than as IDB or such Participant in its sole discretion shall determine.

(d) The Company shall pay any amount it is obligated to pay to IDB in respect of Taxes pursuant to this Section 3.9 within five Business Days of demand therefor.

3.10 Costs, Expenses and Losses. If, as a result of any failure by the Company to pay any Obligations due under this Agreement or any of the other Financing Documents on the due date therefor (after taking into account the Company's Installment Option pursuant to Section 3.14 and other than any such failure arising as a result of (x) a prepayment pursuant to Section 3.12 or Section 3.13 or (y) any of the circumstances described in Sections 7.1(a)(i)(x), 7.1(a)(i)(y), 7.1(a)(ii)(x) or 7.1(a)(ii)(y)), IDB or any Participant shall incur costs, expenses or losses, the Company shall pay on a net-after-tax basis, in Dollars, upon request by IDB, the amount of such actual costs, expenses and losses, as such costs, expenses and losses are identified in a certificate of IDB or the affected Participant, as the case may be, delivered by IDB to the Company. For the purposes of the preceding sentence, "costs, expenses or losses" shall include, without limitation, any interest paid or payable to cover any unpaid amount and any loss, premium, penalty or expense (but not in respect of lost profits or other consequential damages) which may be incurred in liquidating or employing deposits of or borrowings from third parties in order to make, maintain or fund the Loan or a Participation therein or any portion thereof (but in the case of a late payment, after taking into account any late payment interest received under Section 3.7).

3.11. Interest on the Loans. Subject to Section 3.7 and Section 3.14, the Company shall pay interest on the outstanding principal amount of the Loans from time to time in accordance with this Section 3.11.
(a) Interest Rates.

(i) The A2-A Loan shall bear interest at the A2-A Interest Rate.
(ii) The B2-A Loan shall bear interest at the B2-A Interest Rate.
(iii) The A2-BA Loan shall bear interest at the A2-BA Interest Rate.
(iv) The B2-BA Loan shall bear interest at the B2-BA Interest Rate.

For the avoidance of doubt, no amount of interest shall accrue or be owing with respect to the A2-BB Loan or the B2-BB Loan, as the amount of each such Loan is zero (US$0).

(b) Interest Accrual and Payment. Interest on the Loans will accrue from day to day and shall be prorated on the basis of a 360-day year and is payable in arrears on each Interest Payment Date.
Additional Interest on Tranche BA Loans. The Company shall pay to IDB, on each B-A UIP Payment Date (as such term is defined below) relating to a B-A UIP Period (as such term is defined below), the amount of additional interest, if any ("B-A UIP Interest"), in respect of the Tranche BA Loan, payable as determined in accordance with the terms and conditions of this Section 3.11(c).

(i) B-A UIP Periods. For purposes of this Section 3.11(c):
the period from and including December 15, 2006 to and including December 31, 2006 is referred to as the "Initial B-A UIP Period";
each full Fiscal Year during the Additional Interest Period is referred to as an "Annual B-A UIP Period";
the period from and including January 1, 2013 to and including the earlier of (A) the final payment date on which outstanding principal is paid on the Tranche BA Loan and (B) December 14, 2013, is referred to as the "Final B-A UIP Period"; and
the first two fiscal quarters of any Fiscal Year with respect to which the Company makes a semi-annual Restricted Payment (other than the Management Fee) is referred to as a "Semi-Annual B-A UIP Period", and each Semi-Annual B-A UIP Period, Annual B-A UIP Period, the Initial B-A UIP Period and the Final B-A UIP Period, is referred to herein as a "B-A UIP Period".
If due to the prepayment in whole of the Tranche BA Loan or the early repayment of the Tranche BA Loan through the payment of Early Amortization Amounts, the final payment date on which outstanding principal is paid on the Tranche BA Loan occurs prior to January 1, 2013, then (a) the Annual B-A UIP Period in which such final payment date occurs shall not end on December 31st, but shall end on such final payment date, and (b) B-A UIP Interest shall be paid in respect of such Annual B-A UIP Period on such final payment date.

(ii) B-A UIP Payment Dates. For purposes of this Section 3.11(c):

(A) the "Initial B-A UIP Payment Date" shall be the date that is the earlier of (x) the first Interest Payment Date following the Shareholders' Meeting Date next succeeding December 31, 2006 and (y) May 1, 2007; provided, that if the relevant Shareholders' Meeting Date occurs on or after April 30, 2007 due to a Permitted Extension, then the Initial B-A UIP Payment Date shall be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date next succeeding December 31, 2006; provided, further, that if the Company exercises its option to determine B-A UIP Interest for the Initial B-A UIP Period based on its unaudited consolidated financial statements, then the Initial B-A UIP Payment Date shall be May 1, 2007;

(B) an "Annual B-A UIP Payment Date" shall be the date that is the earlier of (x) the first Interest Payment Date following the Shareholders' Meeting Date next succeeding the end of an Annual B-A UIP Period and (y) May 1st of the Fiscal Year next succeeding the end of such Annual B-A UIP Period; provided, that if the relevant Shareholders' Meeting Date occurs on or after April 30th of the Fiscal Year next succeeding the end of such Annual B-A UIP Period due to a Permitted Extension, then the Annual B-A UIP Payment Date shall be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date next succeeding the end of such Annual B-A UIP Period; provided, further, that if the Company exercises its option to determine B-A UIP Interest for an Annual B-A UIP Period based on its unaudited consolidated financial statements, then the Annual B-A UIP Payment Date for such Annual B-A UIP Period shall be May 1st of the Fiscal Year next succeeding the end of such Annual B-A UIP Period;

(C) the "Final B-A UIP Payment Date" shall be the final payment date on which outstanding principal is paid on the Tranche BA Loan; and

(D) a "Semi-Annual B-A UIP Payment Date" shall be a date on or prior to the date on which the Company makes the relevant semi-annual Restricted Payment.
Each of the Initial B-A UIP Payment Date, each Annual B-A UIP Payment Date, the Final B-A UIP Payment Date and each Semi-Annual UIP Payment Date is referred to herein as a "B-A UIP Payment Date."

(iii) <u>Calculation and Determination of B-A UIP Interest.</u>

(A) Date of Determination of B-A UIP Interest. The Company shall make all calculations or determinations with respect to (x) B-A UIP Interest due and payable on any Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be, on the relevant Shareholders' Meeting Date (or, if the relevant Shareholders' Meeting Date has not occurred prior to such Annual B-A UIP Payment Date or Initial B-A UIP Payment Date, as the case may be, on April 30th), (y) B-A UIP Interest due and payable on any Semi-Annual B-A UIP Payment Date on the date of the meeting of the Board of Directors to approve the Company's semi-annual consolidated financial statements and (z) B-A UIP Interest due and payable on the Final B-A UIP Payment Date on the Business Day immediately preceding such Final B-A UIP Payment Date, and in the case of each of (x), (y) and (z), such calculation or determination shall be based on the U.S. Dollar Equivalent of any amount, to the extent necessary for such calculation or determination, as of the relevant date of calculation or determination.

(B) Calculation of B-A UIP Interest. The aggregate amount of B-A UIP Interest, if any, payable on any B-A UIP Payment Date shall be equal to the product of (w) the weighted average aggregate outstanding principal amount of the Tranche BA Loan during the related B-A UIP Period multiplied by (x) the Applicable B-A UIP Interest Rate (as defined below), multiplied by (y) the number of days in the relevant B-A UIP Period, divided by (z) 360. For the purposes of this clause (B), the weighted average aggregate outstanding principal amount of the Tranche BA Loan for any B-A UIP Period shall be calculated by dividing (1) the sum of the outstanding principal amount of the Tranche BA Loan on each day during such B-A UIP Period, by (2) the number of days in such B-A UIP Period.

(C) B-A UIP Interest Rates. The "Applicable B-A UIP Interest Rate" shall be determined as follows:

(1) If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the sum of Consolidated Adjusted EBITDA for each full fiscal quarter ending during the corresponding Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be (each, a "B-A UIP Reference Quarter")) is greater than US$160 million (or, with respect to a Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be, the Pro-Rated Portion (as defined below) of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 0.75% per annum;

(2) If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the sum of Consolidated Adjusted EBITDA for the relevant B-A UIP Reference Quarters) is greater than US$180 million (or, with respect to a Semi-Annual B-A UIP Period or

the Final B-A UIP Period, as the case may be, the Pro-Rated Portion of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 1.25% per annum; and

(3) If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the sum of Consolidated Adjusted EBITDA for the relevant B-A UIP Reference Quarters) is greater than US$210 million (or, with respect to a Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be, the Pro-Rated Portion of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 2.00% per annum;

subject in each case to adjustment pursuant to Section 3.11(c)(iv) below and provided, however, that, if due to the prepayment in whole of the Tranche BA Loan or the early repayment of the Tranche BA Loan through the payment of Early Amortization Amounts, the Final B-A UIP Payment Date occurs on or after January 1, 2013 but prior to March 31, 2013, then the Applicable B-A UIP Interest Rate for the Final B-A UIP Period shall be determined by reference to Consolidated Adjusted EBITDA for the preceding Annual B-A UIP Period.

For the avoidance of doubt, any reference to B-A UIP Interest herein shall mean B-A UIP Interest, as adjusted pursuant to the UIP True-Up (as defined below), if applicable, and shall exclude the A2-BA Interest Rate and the B2-BA Interest Rate on the Tranche BA Loan set forth in Section 3.11(a).

"Pro-Rated Portion" means, with respect to (i) the Semi-Annual B-A UIP Period, 50% and (ii) the Final B-A UIP Period, a fraction, the numerator of which is equal to the number of B-A UIP Reference Quarters included in such Final B-A UIP Period and the denominator of which is equal to 4.

(iv) Calculation of UIP True-Up. If the Company pays B-A UIP Interest on any Semi-Annual B-A UIP Payment Date during an Annual B-A UIP Period, the Initial B-A UIP Period or the Final B-A UIP Period, following the end of such B-A UIP Period, the Company shall recalculate the amount of B-A UIP Interest that is due and payable in respect of such entire Annual B-A UIP Period, Initial B-A UIP Period or Final B-A UIP Period, as the case may be. The amount of B-A UIP Interest that will be due and payable with respect to the weighted average aggregate outstanding principal amount of the Tranche BA Loan on the relevant B-A UIP Payment Date in respect of such Annual B-A UIP Period, Initial B-A UIP Period or Final B-A UIP Period, as the case may be, will be equal to the difference, if positive, between (x) the amount of B-A UIP Interest that is due and payable in respect of such Annual B-A UIP Period, Initial B-A UIP Period or Final B-A UIP Period, as the case may be, and (y) the amount of B-A UIP Interest that was paid by the Company on the preceding Semi-Annual B-A UIP Payment Date (the "UIP True-Up").

(v) Other Matters.

(A) Audited and Unaudited Financial Statements. In computing B-A UIP Interest with respect to any B-A UIP Period, the Company shall use audited consolidated financial statements for any calculation or determination of B-A UIP Interest with respect to any B-A UIP Period other than the Final B-A UIP Period and the Company may use unaudited consolidated financial statements for any calculation or determination of B-A UIP Interest with respect to the Final B-A UIP Period; provided, however, that if the date by which the Company is required to file its audited consolidated financial statements with the CNV is extended by the CNV to a date beyond April 30th of the relevant year, the Company may use its unaudited consolidated financial statements for the calculation or determination of B-A UIP Interest (other than for the calculation or determination of B-A UIP Interest for a Semi-Annual B-A UIP Period). Further, in computing B-A UIP Interest with respect to any B-A UIP Period, the Company will (x) be permitted to rely in good faith on the consolidated financial statements that are available on the date of determination, and (y) use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV. The Company shall calculate and determine B-A UIP Interest for a Semi-Annual B-A UIP Period on the basis of the Company's audited consolidated financial statements for the two fiscal quarters comprising such Semi-Annual B-A UIP Period.

(B) B-A UIP Interest Paid After May 1. If, due to a Permitted Extension, the Company does not pay B-A UIP Interest by May 1st in any Fiscal Year in which B-A UIP Interest is determined by the Company to be due and payable in respect of the preceding Annual B-A UIP Period or Initial B-A UIP Period, as the case may be (other than due to exercise of its Installment Option), then additional interest shall accrue on the aggregate amount of such B-A UIP Interest due and payable, at a rate or rates per annum equal to the applicable A2-BA Interest Rate or B2-BA Interest Rate, as the case may be, for the Tranche BA Loan for such preceding Annual B-A UIP Period or Initial B-A UIP Period, as the case may be, for the period from and including May 1st of such Fiscal Year to but excluding the Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be. The Company shall pay such additional interest on the Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be.

(C) Additional B-A UIP Amount. If the Company determines and pays B-A UIP Interest for any B-A UIP Period based on its unaudited consolidated financial statements, as soon as reasonably practicable after (but in no case more then 10 Business Days after) the date on which the Company's audited consolidated financial statements for the relevant B-A UIP Period become available, the Company will recalculate Consolidated Adjusted EBITDA based on such audited consolidated financial statements and, if such recalculation results in a higher Applicable B-A UIP Interest Rate with respect to such B-A UIP Period, the Company will pay IDB an amount (the "Additional B-A UIP Amount") equal to the difference between (x) the interest amount that would have been paid by the Company in respect of such B-A UIP Period based on such higher Applicable B-A UIP Interest Rate and (y) the corresponding interest amount previously paid in respect of such B-A UIP Period based on a lower Applicable B-A UIP Interest Rate. In addition, the Additional B-A UIP Amount will bear interest from and including the relevant B-A UIP Payment Date to which such Additional B-A UIP Amount relates to but excluding the date on which the Company pays any such Additional B-A UIP Amount at a rate per annum equal to the applicable A2-BA Interest Rate or B2-BA Interest Rate, as the case may be, for the Tranche BA Loan in effect on the relevant B-A UIP Payment Date for the Tranche BA Loan.

(D) Subsequent Adjustments of Financial Statements. Any action (x) taken by the Company in good faith in connection with this Section 3.11(c) in accordance with the requirements hereof in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant B-A UIP Period and (y) deemed to be in violation of the requirements hereof as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements hereof.

3.11 Optional Prepayment.

(a) Tranche A Loan. Subject to Section 3.12(d), the Company may, at its option, prepay all or any portion of the Tranche A Loan from time to time on any Interest Payment Date, at a prepayment price (expressed as a percentage of the principal amount of the Tranche A Loan to be prepaid) of 100.0%.

(b) Tranche BA Loan. From and after the date on which there is no principal amount outstanding under any of the Tranche A Debt Obligations and subject to Section 3.12(d), the Company may, at its option, prepay all or any portion of the Tranche BA Loan from time to time on any Interest Payment Date, at the following prepayment prices (expressed as a percentage of the principal amount of the Tranche BA Loan to be prepaid set forth opposite such period):

Year 1	102.0%
Year 2	102.0%
Year 3	102.0%
Year 4	102.0%
Year 5	101.5%
Year 6	101.5%
Year 7	101.0%
Year 8	101.0%
Year 9	100.5%

(c) [Intentionally Omitted.]

(d) Notice and Other Conditions to Prepayments. Optional prepayments may be made pursuant to each of Section 3.12(a), (b) and (c), provided that:

(i) The Company simultaneously pays all accrued and unpaid interest on the principal amount of the Loan to be prepaid and all other Obligations then due and payable hereunder or under any other Financing Document with respect to such principal amount;

(ii) In the case of a prepayment of only a portion of the Tranche A Loan or Tranche BA Loan, the principal amount of the Loan prepaid shall not be less than US$1 million;

(iii) If IDB so requires, the Company delivers to IDB, prior to the date of prepayment, evidence reasonably satisfactory to IDB that all consents and Authorizations, if any, necessary in respect of the prepayment have been obtained;

(iv) IDB shall apply amounts prepaid under this Section 3.12 to the outstanding repayment installments of the Loan with respect to which the optional prepayment is made, ratably with respect to the remaining scheduled principal payments of such Loan;

(v) The Company has provided notice to IDB (with a copy of such notice provided simultaneously to the Paying Agent) of any optional prepayment of a Loan not less than 60 nor more than 90 days prior to the prepayment date, which notice shall be in the form attached as Exhibit K hereto and shall be revocable up to 30 days prior to the prepayment date, and shall (subject to Section 3.12(e)) make the prepayment in accordance with such notice, unless such notice is properly revoked. Such notice shall include, at a minimum, (A) the prepayment date, (B) the prepayment amount with respect to the Loans, (C) the prepayment price, (D) a summary description of IDB's Refusal Right (as defined below), indicating the date by which IDB may exercise its Refusal Right, if applicable, (E) a form of Refusal Notice (as defined below), if applicable, and (F) the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, which the Company intends to prepay or redeem, as the case may be;

(vi) (A) If the Company elects to prepay all or a portion of the Tranche A Loan or the Tranche BA Loan, as the case may be, the Company shall also (x) elect to redeem a corresponding proportion of the Series A Notes or Series B-A Notes, as the case may be, (y) elect to redeem a corresponding proportion of the Series A-P Notes or Series B-A-P Notes, as the case may be, and (z) elect to prepay under the Other IDB Loan Agreement, a corresponding proportion of the Tranche A Loan or Tranche B-A Loan (each, as defined in the Other IDB Loan Agreement), as the case may be. (B) Similarly, if the Company elects to redeem all or a portion of the Series A-P Notes or Series B-A-P Notes, as the case may be, the Company shall also (x) elect to redeem a corresponding proportion of the Series A Notes or Series B-A Notes, as the case may be, (y) elect to prepay a corresponding proportion of the Tranche A Loan or the Tranche BA Loan, as the case may be, and (z) elect to prepay under the Other IDB Loan Agreement, a corresponding proportion of the Tranche A Loan or Tranche B-A Loan (each, as defined in the Other IDB Loan Agreement). (C) Similarly, if the Company elects to redeem all or a portion of the Series A Notes or Series B-A Notes, as the case may be, the Company shall also (x) elect to redeem a corresponding proportion of the Series A-P Notes or Series B-A-P Notes, as the case may be, (y) elect to prepay a corresponding proportion of the Tranche A Loan or the Tranche BB Loan, as the case may be, and (z) elect to prepay under the Other IDB Loan Agreement, a corresponding proportion of the Tranche A Loan or Tranche B-A Loan (each, as defined in the Other IDB Loan Agreement). (D) Similarly, if the Company elects to prepay under the Other IDB Loan Agreement all of a portion of the Tranche A Loan or Tranche BA Loan (each, as defined in the Other IDB Loan Agreement), as the case may be, the Company shall also (x) elect to redeem a corresponding proportion of the Series A Notes or Series B-A Notes, as the case may be, (y) elect to prepay a corresponding proportion of the Tranche A Loan or the Tranche BA Loan, as the case may be, and (z) elect to redeem a corresponding proportion of the Series A-P Notes or Series B-A-P Notes, as the case may be. The aggregate principal amount of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, specified in any notices of optional prepayment and optional redemption provided by the Company (x) pursuant to Section 3.12(d), (y) pursuant to Section 11.9 of the Indenture and (z) pursuant to Section 3.12(d) of the Other IDB Loan Agreement is referred to as the "Aggregate Prepayment Amount".

(vii) The Company shall provide to IDB a copy of the related optional redemption notice provided pursuant to Section 11.9 of the Indenture.

(e) <u>Right of Refusal</u>. If the Company elects to prepay or redeem only a portion of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, then, subject to the Company's Optional Prepayment Reallocation Right pursuant to Section 3.12(f) below, IDB shall have the right to refuse to have its Tranche A Loan or Tranche BA Loan, as the case may be, prepaid, in whole or in part, upon giving the Company notice of such refusal ("Refusal Notice"), in the manner set forth below, within

20 Business Days after the date of the optional prepayment notice provided pursuant to Section 3.12(d). Each of the Indenture and the Other IDB Loan Agreement also provides, respectively, (x) holders of the Initial Notes and (y) IDB as lender under the Other IDB Loan Agreement, in each case a corresponding refusal right with respect to optional prepayment or optional redemption by the Company of such debt obligations, and any reference to a "Refusal Right" in this Section 3.12 shall refer to IDB's refusal right hereunder and also to the corresponding refusal right under Section 11.9 of the Indenture and Section 3.12(e) of the Other IDB Loan Agreement, and any reference to a "Refusing Holder" in this Section 3.12(e) shall refer to IDB as a refusing creditor under this clause and also refer to (xx) a holder of an Initial Note that exercises such corresponding refusal right under Section 11.9 of the Indenture and (yy) IDB, as lender under the Other IDB Loan Agreement, if IDB exercises its corresponding refusal right under Section 3.12(e) of the Other IDB Loan Agreement.
Upon IDB's exercise of its Refusal Right, IDB shall forward to the Company the Refusal Notice, which notice must be received by the Company in accordance with the terms and conditions set forth herein.
If the Company elects to prepay or redeem only a portion of the Tranche A Debt Obligations or Tranche B-A Debt Obligations and the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, that IDB and the holders of the Initial Notes (IDB, together with such holders, the "Holders") initially agree to accept for prepayment or redemption, as the case may be, exceeds the Aggregate Prepayment Amount, the Company will allocate such Aggregate Prepayment Amount among the Holders that accepted amounts for prepayment or redemption, as the case may be, on a pro rata basis, in proportion to the principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, such Holders initially agreed to accept for prepayment or redemption.

If the Aggregate Prepayment Amount exceeds the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, that the Holders initially agreed to accept for prepayment or redemption, as the case may be (such excess amount, the "Excess Amount"), then on the optional prepayment date or optional redemption date, as the case may be, each Holder will accept as an optional prepayment or optional redemption, as the case may be, the amount such Holder initially agreed to accept for prepayment or redemption. The Company may prepay and redeem the Excess Amount in accordance with Section 3.12(f).

For the avoidance of doubt, the amount of an optional prepayment or optional redemption, as the case may be, that a Holder initially agrees to accept shall be (i) if a Refusal Notice has not been received by the Company in respect of such Holder, the aggregate principal amount of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, held by such Holder, or (ii) if a Refusal Notice has been received by the Company in respect of such Holder, the difference, if any, between (x) the aggregate principal amount of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, held by such Holder minus (y) the amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, such Holder refused to accept for prepayment or redemption, as the case may be, as set forth in such Holder's Refusal Notice.

(f) Optional Prepayment Reallocation Right. If there is an Excess Amount, then the Company may provide a notice of such Excess Amount to the Refusing Holders, and such Refusing Holders may elect, within 10 days of the date of such notice, to accept such Excess Amount (or a portion thereof) as an additional optional prepayment or optional redemption, as the case may be; provided, that to the extent that the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, elected by such Refusing Holders to be redeemed or prepaid, as the case may be, exceeds the Excess Amount available for redemption or prepayment, the Company will allocate such Excess Amount among such Refusing Holders on a pro rata basis, based on the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, such Refusing Holders agreed to accept for redemption or prepayment, as the case may be, from such Excess Amount.

If the Company has provided such notices, and after such 10-day notice period has expired, the aggregate principal amount of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, specified in the initial notices of optional prepayment and optional redemption provided by the Company pursuant to Section 3.12(d), Section 11.9 of the Indenture and Section 3.12(d) of the Other IDB Loan Agreement, continues to exceed the aggregate principal amount of the Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, that the Company is permitted to prepay or redeem, as the case may be (such excess amount, the "Prepayment Reallocation Amount"), then the Company shall have the unconditional right (the "Optional Prepayment Reallocation Right"), upon not less than 15 days' notice to the Refusing Holders with respect to such optional prepayment and optional redemption, to prepay or redeem, as the case may be, on the prepayment date for such optional prepayment or the redemption date for such optional redemption, as the case may be, on a pro rata basis (based on the respective Shortfall Amounts (as defined below) of such Refusing Holders), an amount of such Refusing Holders' Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, equal to the Prepayment Reallocation Amount, at the prepayment price for such optional prepayment or at the redemption price for such optional redemption, as the case may be, and each such Refusing Holder shall be required to accept such optional prepayment or optional redemption, as the case may be.

IDB may, upon notice to the Company, assign any prepayment amount it receives from the Company pursuant to this Section 3.12 to IDB as lender under the Other IDB Loan Agreement and, upon such assignment, such amount shall be deemed an optional prepayment under the Other IDB Loan Agreement and not as an optional prepayment under this Agreement.

The "Shortfall Amount" means, with respect to any Holder, the amount by which (x) the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, that such Holder has accepted for redemption or prepayment, as the case may be (including any amount accepted by such Holder in respect of the Company's initial notice of prepayment or redemption, as the case may be, and any portion of the Excess Amount that such Holder has accepted for prepayment or redemption, as the case may be), is less than (y) such Holder's Pro Rata Share (as defined below) of the Aggregate Prepayment Amount. A Holder's "Pro Rata Share" means the quotient obtained by dividing (x) the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, held by such Holder as of the date for the optional prepayment or optional redemption (prior to any optional prepayment or optional redemption made on such date), by (y) the aggregate principal amount of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, outstanding as of the date for the optional prepayment or optional redemption (prior to any optional prepayment or optional redemption made on such date).
Upon exercise of the Company's Optional Prepayment Reallocation Right, the Company shall forward to IDB a notice providing (i) a summary of the Optional Prepayment Reallocation Right and the manner in which such Optional Prepayment Reallocation Right shall be exercised, (ii) the Prepayment Reallocation Amount, (iii) the date on which the Company will prepay the Loans, (iv) the prepayment price and (v) IDB's Pro Rata Share and Shortfall Amount.

3.12 Mandatory Prepayment.

(a) Prepayments Upon Change in Control.

(i) If at any time there shall occur any Change in Control, then IDB shall have the right ("Change in Control Prepayment Right") to require the Company to prepay (upon written notice to the Company within 25 days following IDB's receipt of a Change in Control Notice pursuant to Section 3.13(a)(ii)), and upon the exercise of such right by IDB the Company shall prepay, all or any portion of the Loans as may be elected by IDB, on a date (the "Change in Control Prepayment Date") that is not later than 60 days after the date the notice of any such Change in Control is delivered to IDB. Such prepayment shall be made without penalty or premium, in cash equal to the principal amount of such Loans then outstanding that IDB has elected to require the Company to repay, plus accrued and unpaid interest and any other Obligations then due to but excluding the Change in Control Prepayment Date.

(ii) Unless the Company has previously called for prepayment of all of the Loans then outstanding pursuant to Section 3.12 (provided that such notice of prepayment has not been revoked), on or before the 30th day after the occurrence of a Change in Control, the Company shall forward to IDB a notice (a "Change in Control Notice"), providing (x) the Change in Control Prepayment Date, and (y) the date by which IDB must deliver to the Company irrevocable notice concerning its exercise of its Change in Control Prepayment Right.

(b) Prepayments from Cash Surplus. Subject and pursuant to the terms, conditions and procedures described in Annex C hereto, the Company will apply a portion of its Cash Surplus to make annual (and, in certain cases, semi-annual or quarterly) prepayments of principal in respect of the Tranche A Loan and the Tranche B Loan.

(c) Prepayments from Asset Sale Proceeds. If in accordance with Section 6.2(j), the Company or any Subsidiary of the Company consummates an Asset Sale, the Company will make payments to IDB pursuant to, and such payment amounts will be applied in accordance with, Section 6.2(j).

3.13 Installment Option. (a) In the event of a Convertibility Limitation, the Company will have the right, at its option (the "Installment Option"), to make any payment of interest, additional interest or any other amount that may constitute interest on the Loans (including any other amount then due and payable pursuant to Section 3.9), or principal on the Loans (including principal to be paid on any optional prepayment date or mandatory prepayment date), in up to three separate installments, with the first installment in respect of such payment being made on the relevant due date for such payment (the "First Installment Payment Date"), and any remaining installment(s) in respect of such payment being made no later than the third Business Day immediately succeeding the First Installment Payment Date; provided, that additional interest shall accrue on the aggregate amount of each installment to be made after the First Installment Payment Date at a rate equal to:

(i) in the case of any payment of interest, the applicable rate of interest in effect immediately prior to the corresponding First Installment Payment Date and upon which such payment of interest was calculated and determined (without giving effect to any other rate of interest that was in effect at such time for the purpose of calculating and determining another interest payment or component or portion of such interest payment that is otherwise due on such Interest Payment Date); and

(ii) in the case of any payment of principal, the applicable Base Rate of Interest in effect for purposes of calculating and determining interest to be paid on such principal amount immediately prior to the corresponding First Installment Payment Date.
(b) Such additional interest shall accrue from and including the First Installment Payment Date to but excluding the date upon which such installment is paid. Such additional interest shall be determined on the basis of a 360-day year and the actual number of days elapsed for which such interest is payable and be payable on the same date upon which such installment is payable.

SECTION 4

REPRESENTATION AND WARRANTIES

4.1 Representations on Signing. The Company acknowledges that IDB has entered into this Agreement in full reliance on representations and warranties made by the Company in this Section 4, and the Company hereby represents and warrants to IDB that:

(a) Status. The Company is a sociedad anónima duly incorporated with limited liability and validly existing under the laws of Argentina.

(b) Power and Authorization; Enforceable Obligations. The Company and each Subsidiary has full power and authority to own its assets, to conduct its business as now conducted and as proposed to be conducted by it, to execute, deliver and perform this Agreement, the Notes, the Pagarés and the other Transaction Documents to which it is a party, to take all action as may be necessary to complete the transactions contemplated hereunder and thereunder and to borrow hereunder. The Company has taken all necessary corporate and legal action to duly authorize the borrowings contemplated hereunder and to duly authorize the execution, delivery and performance of this Agreement, the Notes, the Pagarés and the other Transaction Documents to which it is a party. Each of this Agreement and the other Transaction Documents to which the Company is a party has been duly executed and delivered by the Company and constitutes, and each of the Notes, the Pagarés and the other Transaction Documents to which the Company is to become a party will upon execution and delivery thereof by the Company and the other parties thereto (if any) constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

(c) Organization and Ownership of Shares of Subsidiaries.

(i) Schedule 4 contains (except as noted therein) complete and correct lists of the Company's Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its Capital Stock outstanding owned by the Company and each other Subsidiary.

(ii) All of the outstanding shares of Capital Stock of each Subsidiary shown in Schedule 4 as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 4).

(iii) Each Subsidiary identified in Schedule 4 is a sociedad anónima duly organized and validly existing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(iv) No Subsidiary is a party to, or otherwise subject to any legal restriction or any agreement (other than this Agreement, the agreements listed on Schedule 6 and customary limitations imposed by corporate law statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of Capital Stock of such Subsidiary.

(d) No Violation. The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company or any Subsidiary is a party, and the borrowings by the Company contemplated hereunder and the use of the proceeds thereof, do not or will not conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default or require any consent under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of the Company or any Subsidiary pursuant to:

(i) any Applicable Law by which the Company, any Subsidiary or any of their respective assets are bound or affected;

(ii) any Organizational Document of the Company or any Subsidiary or any resolutions of their respective boards of directors;

(iii) any Contractual Obligation of the Company or any Subsidiary; or

(iv) the Basic Legislation.

(e) Consents.

(i) Except for those Authorizations and other consents and approvals that have been obtained and are in full force and effect, no Authorizations or other consents or approvals or notices of or to any Person are required in connection with (i) the participation by the Company or any Subsidiary in the transactions contemplated by this Agreement and the other Transaction Documents, (ii) the validity and enforceability of the Transaction Documents, (iii) the execution, delivery and performance by the Company or any Subsidiary of the Transaction Documents to which it is a party; and

(ii) the Company has provided to IDB copies of all governmental, corporate, creditors', shareholders', and other necessary licenses, approvals, consents and other Authorizations, including any approval or consent under the License, required in connection with: (i) the execution, delivery, performance, validity and enforceability of this Agreement and the other Transaction Documents (and the consummation of the transactions contemplated hereby and thereby); (ii) the payment by the Company to IDB or its assigns at the office of the Paying Agent in New York, New York in Dollars of all amounts payable under this Agreement and the other Financing Documents; and (iii) ensuring that the performance by the Company of its obligations under this Agreement and the other Transaction Documents to which it is a party do not and will not cause a breach of any of its Contractual Obligations or any Applicable Law or Organizational Document by which it is bound.

(f) No Default. (i) No event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a contravention of, or default under, the Basic Legislation or any Contractual Obligation of the Company or any Subsidiary except for such events that could not be reasonably expected to have a Material Adverse Effect; and (ii) no such default or contravention will occur as a result of the execution, delivery or the performance by the Company of its obligations under this Agreement and the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby and thereby; and (iii) no Event of Default or Potential Event of Default has occurred and is continuing, except in each case (i) to (iii) above for such events or defaults as to which waivers are being granted pursuant to the Waiver Agreement.

(g) Litigation. No litigation, investigation or proceeding of or before any arbitrator or Authority is pending or, to the best knowledge of the Company, threatened against or affecting the Company or any Subsidiary, or against or affecting any of their respective properties, rights, revenues or assets either (i) with respect to this Agreement or any of the Transaction Documents (or any of the transactions contemplated hereby or thereby); or (ii) that could be reasonably expected to have a Material Adverse Effect (either individually or in the aggregate).

(h) Taxes.

(i) Each of the Company and each of its Subsidiaries has timely and duly filed or caused to be filed all material Tax returns which are required to be filed by it, and has timely and duly paid or caused to be paid all Taxes shown to be due and payable on such returns or on any assessments made against it or any of their respective property and all other Taxes required to be paid by the Company or any Subsidiary, except Taxes which are being contested in appropriate proceedings by the Company in good faith and, with respect to which, adequate reserves have been established on the books of the Company in accordance with Argentine GAAP;

(ii) all material Taxes required to be withheld by the Company or any of its Subsidiaries have been timely and duly withheld and properly paid to the appropriate Authority;

(iii) except as otherwise disclosed in the Company's financial statements, the Company has not received notice of any pending, nor to the Company's knowledge are there any threatened, audits, examinations, investigations, proceedings or claims with respect to any Tax of the Company or any of its Subsidiaries;

(iv) except as otherwise disclosed in the Company's financial statements, the Company has not received notice of any Lien with respect to Taxes that has been filed nor, to the Company's knowledge, has any Lien with respect to Taxes been threatened, against any asset of the Company or any of its Subsidiaries;

(v) no Taxes will be imposed by the United States of America or Argentina (in each case, including any political subdivision thereof or taxing authority therein) upon or with respect with the execution, delivery, enforcement, registration or notarization of any Financing Document or the consummation of any transaction contemplated thereby or any combination thereof;

(vi) on the Effective Date, under the laws of Argentina, no Tax is required to be deducted or withheld from any payment due under any Financing Document (whether on account of principal, interest, fees, costs, expenses, indemnities or other Obligations), and to the extent any such deduction or withholding is required, Section 3.9 of this Agreement shall apply thereto; and

(vii) neither IDB nor any Participant will be subject to any Tax imposed by Argentina (or any political subdivision thereof or taxing authority therein) in connection with the sale or other disposition of the Financing Documents.

(i) Financial Statements.

(i) The balance sheets of the Company as at December 31, 2003 and December 31, 2002 and the related statements of income and of cash flows for the Fiscal Years ended on each such date, reported on by the Auditors, copies of which have heretofore been furnished to IDB, are complete and correct, were prepared in accordance with Argentine GAAP consistently applied (except as otherwise discussed in the notes to such statements) and present fairly the financial condition of the Company as at such dates, and the results of its operations and its cash flows for the Fiscal Years then ended.

(ii) The consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2003 and the related statements of income and of cash flows for the six-month period ended on such date, reported on by the Auditors, copies of which have heretofore been furnished to IDB, are complete and correct, were prepared in accordance with Argentine GAAP consistently applied (except as otherwise discussed in the notes to such statements) and present fairly the financial condition of the Company and its Subsidiaries as at such date, and the results of its operations and its cash flows for the six-month period then ended, provided, for the avoidance of doubt, that this subsection 4.1(i)(ii) shall not create an obligation on the part of the Company to furnish audited financial statements except to the extent required by Section 6.1(d).

(iii) All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with Argentine GAAP applied consistently throughout the periods involved (except as approved by the Auditors or Authorized Representative, as the case may be, and disclosed therein).

(iv) The Company did not have, at the date of the most recent balance sheet referred to above, any material guarantee obligation, contingent liability or liability for taxes, or any long-term lease or unusual forward or long-term commitment, including, without limitation, any interest rate or foreign currency swap or exchange transaction, which is not reflected in the foregoing statements or in the notes thereto.

(v) During the period from December 31, 2003 to and including the date hereof there has been no sale, transfer or other disposition by the Company or any Subsidiary of any material part of its business or property and no purchase or other acquisition of any business or property (including any Capital Stock of any other Person) material in relation to the financial condition of the Company and its Subsidiaries at December 31, 2003.

(j) Ownership of Property; Liens. The Company and its Subsidiaries have such title to their respective properties as is necessary to utilize such properties in the manner in which the Company utilizes such properties as of the Effective Date that individually or in the aggregate are material, including all such properties reflected in the most recent audited balance sheet filed by the Company with the CNV or purported to have been acquired by the Company or any Subsidiary after such date (except as sold or otherwise disposed of in the ordinary course of business); and none of the properties, revenues or assets of the Company or any Subsidiary are subject to any Lien, and the Company is not a party to, nor is any of its properties, revenues or assets bound by, any Contractual Obligation that requires the Company or any Subsidiary to create, assume or permit to exist any Liens, other than any Liens permitted by Section 6.2(c).

(k) Other Information. All financial, environmental and other information provided to IDB in connection with the transactions contemplated by this Agreement and the Second 1999 IDB Loan Agreement (including, without limitation, any certificate or other document delivered to IDB by or on behalf of the Company in connection with any Financing Document) was true and accurate in all material respects at the time it was provided to IDB, and the Company has no knowledge of any facts or circumstances that would make such information untrue or inaccurate in any material respect, nor has anything occurred since such information was delivered to IDB which, to the knowledge of the Company, renders any statement therein untrue or inaccurate in any material respect.

(l) Enforceability. Each of this Agreement and the other Transaction Documents is in proper form under the laws of Argentina for enforcement thereof in accordance with their respective terms in the courts of Argentina, and any judgment for the payment of money against the Company obtained in the courts of the State of New York or the courts of the United States of America for the Southern District of New York relating to this Agreement or any of the other Transaction Documents pursuant to which the Company has submitted to the jurisdiction of such courts will be recognized and enforced in the federal courts of Argentina; provided that such judgment satisfies the requirements of Articles 517 through 519 of Law 17,454 as amended by Law No. 22,434 (National Code of Civil and Commercial Procedures).

(m) Immunity. Neither the Company nor any of its revenues, assets or properties have any right of immunity, on the ground of sovereignty or otherwise, from service of process or the jurisdiction of any court in connection with any suit, action or proceeding arising out of or relating to its obligations under this Agreement or the Financing Documents or from the execution or enforcement of any judgment resulting therefrom, and if the Company or any of its revenues, assets or properties should become entitled to any such right of immunity, the Company has effectively waived such right pursuant to Section 9.13 of this Agreement. The obligations of the Company under this Agreement and the Financing Documents may be enforced (by judgment and levy) in accordance with their respective terms in a proceeding at law in any competent court in Argentina at the suit of IDB or any Participant, provided, however, that (i) if this Agreement or any of the Financing Documents are enforced before the courts of the City of Buenos Aires, the payment of a court tax of 3% on the amount of the claim is required, and (ii) an official Spanish translation of this Agreement or one or more of the Financing Documents, as the case may be, is required to be an action thereon in the courts of Argentina, and provided, further, that, pursuant to Law No. 24,573 and its regulatory decree No. 1021/95, as of April 25, 1996, certain obligatory mediation procedures must be exhausted prior to the initiation of lawsuits in Argentina, with the exception, among others, of bankruptcy and executory proceedings, which executory proceedings include the enforcement of foreign judgments, in which case mediation procedures remain optional for the plaintiff. Subject to the foregoing, any judgment against the Company of a state or Federal court in the State of New York, United States, which satisfies the requirements of Articles 517 through 519 of Law 17,454, as amended (Argentine National Code of Civil and Commercial Procedures), is capable of being enforced in the courts of Argentina.

(n) Pari Passu. The obligations of the Company under this Agreement, the Other IDB Loan Agreement, the Notes and the Pagarés do rank and will rank at least pari passu in priority of payment and in all other respects (except for such exceptions as are or may hereafter be provided by applicable law) amongst themselves and with all other unsecured, unsubordinated Indebtedness of the Company outstanding at any time. The Company has no secured Indebtedness.

(o) Management Agreements. (i) The Technical Assistance Agreement is the only Contractual Obligation to which the Company or any Subsidiary is a party in respect of the management, supervision and technical assistance relating to its business; and (ii) except for the Technical Assistance Agreement, there are no Contractual Obligations between or among the Company or any Subsidiary and any shareholder of the Company or any Subsidiary, or any Affiliate of any such Person, other than any such Contractual Obligation the termination of which would not have a Material Adverse Effect; and all such Contractual Obligations (A) outside the ordinary course of business that involve aggregate consideration in excess of US$10,000,000 over the life thereof or (B) with any Affiliate in respect of the management, supervision and technical assistance relating to its business of the Company (whether or not in the ordinary course of business) that involve aggregate consideration in excess of US$5,000,000 over the life thereof are described in Schedule 6.

(p) Insurance. The Company and each Subsidiary maintains, with insurers that the Company reasonably believes are financially sound and reputable, insurance with respect to its business and properties to the extent that property of similar characteristics to that of the Company is usually so insured by actual gas transportation companies (whether within or outside Argentina) in accordance with good business practice, provided, however, that the Company does not maintain insurance covering material damages to the Company's property with respect to its pipeline assets to the extent they do not pass under rivers or other bodies of water; and policies evidencing such insurance are in full force and effect at all times and, to the Company's knowledge, no event or circumstance has occurred, nor has there been any omission to disclose a fact, that would entitle any insurer to avoid or otherwise reduce its liability under any such insurance to less than the amount provided in the relevant policy.

(q) Environmental Matters.

(i) The Properties do not contain any Hazardous Materials, Contamination or underground storage tanks which may reasonably be expected to result in a material impact on the environment and no Release in violation of any Environmental Law of any Hazardous Material has occurred on, above or under the Properties;

(ii) the Company's existing facilities, equipment and Properties do not and will not contain any mercury, fluids containing polychlorinated biphenol compounds (PCBs) or materials containing uncontrolled or uncontained asbestos or asbestos that could become friable;

(iii) the Company's existing operations and Properties currently are in compliance in all material respects with all Environmental Requirements;

(iv) neither the Company nor any Subsidiary has received any written notice of any material violation or advisory action or any written notice of claim or threatened claim from or by any Person regarding environmental matters or environmental compliance affecting the Properties;

(v) to the best of the Company's knowledge, Hazardous Materials have not been generated, stored, treated, disposed of or transferred at or from the Properties to any other location, except in compliance in all material respects with all applicable Environmental Laws;

(vi) there are no material proceedings, governmental administrative actions or judicial proceedings pending or, to the best of the Company's knowledge, threatened under any Applicable Law regulating Hazardous Materials or substances or the Release thereof into the environment, to which Company or any Subsidiary is named as a party;

(vii) the environmental reports made available or delivered to IDB prior to the date hereof constitute all material written environmental reports, summaries, investigative conclusions and memoranda commissioned by or on behalf of the Company or any Subsidiary, or in the possession of the Company or any Subsidiary, or as to which the Company has knowledge and access, with respect to the environmental condition of the Properties; and IDB has been provided with true and complete copies of such environmental reports; and

(viii) the Company has complied with, and as of the date hereof is in compliance with, the requirements of Sections 6.1(e)(v) (except to the extent the Company received a waiver of such requirement pursuant to the Waiver Agreement), (m), (n) and (u) of the Second 1999 IDB Loan Agreement.

(r) Transaction Documents.

(i) Each copy of the Transaction Documents delivered to IDB on the Effective Date is a correct and complete copy of such Transaction Document as in force at that time;
(ii) there are no documents, contracts, agreements or arrangements to which the Company is a party or by which it is bound that amend, supplement or otherwise modify any Transaction Document except for those that have been delivered to IDB;

(iii) except as disclosed to IDB in writing from time to time:

(A) each Transaction Document is in full force and effect in all material respects; and

(B) neither the Company nor any Subsidiary has received any notice, canceling, suspending or terminating or amending or modifying in any material respect any Transaction Document (or purporting to do any of the foregoing); and

(iv) the versions of the Technical Assistance Agreement delivered to IDB prior to the date hereof contain complete and accurate transcriptions of the terms of such agreement.

(s) Bankruptcy/Insolvency/Winding-up. Except for any (A) attempted restructuring by the Company pursuant to the Restructuring Agreement, under, and otherwise in accordance with, the Argentine Bankruptcy Law No. 24,522, (as amended by Argentine Bankruptcy Law No. 25,589), (B) actions taken in accordance with the Restructuring Agreement and pursuant to Section 304 of the United States Bankruptcy Code, as amended ("Section 304"), or (C) any other actions taken in accordance with the Restructuring Agreement and pursuant to any plan of restructuring in accordance with the APE or Section 304:

(i) No court having jurisdiction has entered any decree or order for relief in respect of the Company in an involuntary case under Argentine Law No. 24,522, as amended from time to time, or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect, nor has any administrator, receiver, trustee or intervenor for the Company been appointed for all or substantially all of the property of the Company and, in either case, where such decree or order remained uncontested and in effect for 30 consecutive days; and

(ii) the Company has not (A) commenced a voluntary case under Argentine Law No. 24,522, as amended from time to time, or any other applicable, bankruptcy, insolvency or other similar law now or hereafter in effect, (B) consented to the appointment of or taking possession by an administrator, receiver, trustee or intervenor for the Company for all or substantially all of the property of the Company or (C) effected any general assignment for the benefit of creditors; and

(iii) no event has occurred which, under the laws of any relevant Argentine jurisdiction, had an analogous effect to any of the events referred to in clauses (i) or (ii) above; and

(iv) no resolution has been passed or adopted by the directors or stockholders of the Company, nor has any judgment of a court of competent jurisdiction been made, that the Company be wound up or dissolved;

(t) Licensed/Qualified. It is not necessary under the Applicable Law of Argentina (i) in order to enable IDB to enforce its rights hereunder and under the other Financing Documents or (ii) solely by reason of the execution, delivery and performance of this Agreement and the other Financing Documents (and the consummation of the transactions contemplated hereby and thereby), that IDB or any Participant should be licensed, qualified or otherwise authorized to carry on business in Argentina.

(u) Domicile. Under the Applicable Law in effect on the Effective Date, neither IDB nor any Participant is or will be deemed to be resident, domiciled or carrying on business in Argentina solely by reason only of the execution, delivery, performance and/or enforcement of this Agreement and the other Financing Documents.

(v) Choice of Law. Under the laws of Argentina, the choice of New York law to govern this Agreement and the other Financing Documents containing a provision stating that New York governs such document is valid and binding. Under the procedural law applicable to procedures adhered to by Argentine federal courts, the consent to the jurisdiction of courts of the State of New York, and the courts of the United States of America for the Southern District of New York, by the Company in Section 9.13 is valid and binding and not subject to revocation, and service of process effected in the manner set forth in Section 9.13 will be effective to confer personal jurisdiction over the Company in such courts.

(w) Basic Legislation.

(i) There are no existing or, to the actual knowledge of the Company, proposed laws, rules and regulations other than the Basic Legislation which govern or would govern (A) the proceedings under which the License was awarded or (B) the gas transportation industry;

(ii) the Basic Legislation, including, without limitation, the License, is in full force and effect; and

(iii) none of the Basic Legislation or any such proceedings has been repealed, revoked or rescinded in whole or in part.

(x) Compliance with License. The Company is in compliance in all material respects with the License.

(y) ERISA. Neither the Company nor any Subsidiary is a party in interest within the meaning of Section 3(14) of ERISA with respect to any employee benefit plan (as defined in Section 3(3) of ERISA).

(z) Indebtedness. Schedule 2 correctly describes all secured and unsecured Indebtedness of the Company or any Subsidiary outstanding, or for which the Company or any Subsidiary has commitments, on the date of this Agreement, and identifies the collateral securing any secured Indebtedness. Except with respect to the Existing Debt Obligations, no event has occurred and no condition exists with respect to any Indebtedness of the Company or any Subsidiary or any instrument or agreement relating thereto that, with the giving of notice, the passing of time, or both, could reasonably be expected to permit one or more Persons to cause such Indebtedness to become due before its stated maturity or before its regularly scheduled dates of payment and, except as set forth on Schedule 2, no instrument or agreement applicable to or binding on the Company, any Subsidiary or any Affiliate contains any restrictions on the incurrence by the Company of additional Indebtedness hereunder.

(aa) Investment Company Act, Public Utility Holding Companies Act. The Company is not (a) an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended, or (b) a "holding company" as defined in, or otherwise subject to regulation under, the Public Utility Holding Company Act of 1935.

(bb) No Public Offering. Neither the Company nor anyone acting on behalf of the Company has taken, or will take, any action which would subject the issuance or sale of the Loans or Participations to Section 5 of the United States Securities Act of 1933, as amended, or otherwise require the registration, filing or qualification of the Loans or Participations under any applicable laws of the United States of America.

4.2 Acknowledgment and Warranty. The Company acknowledges that it has made the representations and warranties referred to in Section 4.1 with the intention of inducing IDB to enter into this Agreement and the other Financing Documents and that IDB has entered into this Agreement and the other Financing Documents on the basis of, and in full reliance on, such representations and warranties. The Company represents and warrants to IDB that each of such representations and warranties is true and correct in all material respects as of the date of this Agreement.

SECTION 5

CONDITIONS PRECEDENT TO EFFECTIVENESS

5.1 Conditions Precedent To Effectiveness. The effectiveness of this Agreement is subject to the condition precedent that:

(a) the Company has irrevocably and indefeasibly paid all amounts due and owing to IDB on or prior to the Effective Date, in accordance with the Restructuring Agreement (including without limitations such amounts due to IDB pursuant to Articles III, IV and V thereof);

(b) IDB shall have received the following legal opinions, each addressed to IDB and the Participants and each dated the Effective Date:

(i) the executed legal opinion of Sullivan & Cromwell LLP, special New York counsel to the Company, substantially in the form of Exhibit J-1;

(ii) the executed legal opinion of Enrique Prini Estebecorena, Esq., internal counsel to the Company, substantially in the form of Exhibit J-2; and

(iii) the executed legal opinion of Marval, O'Farrell & Mairal, special Argentine counsel to the Company, substantially in the form of Exhibit J-3.
Such opinions shall cover such additional matters incident to the transactions contemplated by this Agreement and the other Transaction Documents as IDB may reasonably request as a result of any change in law or fact relating to the Company, which change occurred or was discovered by IDB after the date of the Restructuring Agreement;

(c) the Company shall have irrevocably appointed CT Corporation Service as its agent for service of process pursuant to Section 9.13 until the Final Maturity Date and shall have paid in advance all fees in connection therewith, and arrangements satisfactory to IDB shall have been made for the appointment by the Company of all the agents for service of process required under any Financing Document to which IDB is a party;

(d) the authorization to the Auditors, substantially in the form of Exhibit I, shall have been duly executed and delivered by the Company to the Auditors, and the Company shall have delivered a copy thereof to IDB;

(e) the evidence of incumbency, signature authority and specimen signatures referred to in Section 9.2, in substantially the form of Exhibit G, shall have been duly executed and delivered by the Company to IDB;

(f) The Company shall have paid the Administration Fee and the Paying Agent Fee, in each case to the extent such fees are required to be paid on or prior to the date hereof pursuant to the Fee Letter; and

(g) the Company shall have duly executed and delivered to IDB Notes in substantially the forms of Exhibit A-1, Exhibit B-1, Exhibit C-1 and Exhibit D-1 hereto, evidencing the A2-A Loan, B2-A Loan, A2-BA Loan and B2-BA Loan, respectively, and the Pagarés required pursuant to Section 3.1(b) in the form of Exhibits A-2, B-2, C-2 and D-2.

SECTION 6

PARTICULAR COVENANTS

6.1 Affirmative Covenants. Unless IDB shall otherwise agree, so long as any part of the Tranche A Loans or Tranche BA Loans remain outstanding and unpaid or any other amount is owing from the Company to IDB hereunder or under any other Financing Document, the Company shall and (except in the case of delivery of financial information, reports and notices) shall cause each of its Subsidiaries to:

(a) [Intentionally Omitted.]

(b) Insurance.

(i) Maintain with financially sound and reputable insurers, insurance with respect to the properties and businesses of the Company and its Subsidiaries against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) required by Applicable Law or the License and as is customary in the case of gas transportation companies of established reputation (whether within or outside Argentina) in accordance with good business practice, provided, however, that the Company shall not be required to maintain insurance covering material damages to the Company's property with respect to its pipeline assets to the extent they do not pass under rivers or other bodies of water; provided, further, that the Company shall not be required to maintain reserves with respect to such casualties and contingencies except to the extent required under Argentine GAAP; and provided, further, that if the Company disposes of any assets as permitted by Section 6.2(j) hereof, the amounts and terms of such insurance (including deductibles, co-insurance and self-insurance) may be adjusted by the Company to reflect the risk profile of the Company's remaining assets and operations and such other criteria as the Company may determine in accordance with good business practice and as is customary in the case of companies engaging in the same or similar lines of business as those in which the Company and its Subsidiaries are engaged from time to time; and

(ii) make all premium and other payments due in respect of the policies of insurance required to be maintained hereunder promptly when due thereunder and take such other action as may be necessary to cause such policies to be in full force and effect at all times required hereunder;

(c) Books and Records. Maintain the accounting and cost control system and management information system referred to in Section 5.1(b) of the Second 1999 IDB Loan Agreement, and maintain books of account and other records adequate to reflect truly and fairly the financial condition of the Company and its Subsidiaries and the results of their operations in conformity with Argentine GAAP consistently applied and with the License;

(d) Financial Statements. Furnish to IDB two copies of the following financial statements:

(i) as soon as available (but in no event later than the earliest of (A) ten days after public release thereof, (B) one-hundred and ninety (190) days after the end of each Fiscal Year, and (C) the release of such financial statements to any other lender) a copy of the consolidated balance sheet of the Company and its Subsidiaries as at the end of such year and the related statements of income and retained earnings and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, audited by and accompanied by a report thereon of the Auditors, which report shall not contain a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by the Auditors and, as long as the Company is required to file with or furnish to the United States Securities and Exchange Commission reports pursuant to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, a reconciliation to United States generally accepted accounting principles of net income and shareholders' equity; provided, however, if the most recent Auditor's report prior to the Effective Date contains a "going concern" or like qualification or exception, then the requirement that the report of the Auditors referred to above not contain a "going concern" or like qualification or exception shall not apply until the earliest date on which the Auditor's report does not contain a "going concern" or like qualification or exception based on the same facts or circumstances giving rise to the "going concern" or like qualification in the most recent Auditor's report prior to the Effective Date;

(ii) as soon as available (but in no event later than the earliest of (A) ten days after public release thereof, (B) sixty (60) days after the end of each of the first three quarterly periods of each Fiscal Year and (C) the release of such financial statements to any other lender the unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of income and retained earnings and of cash flows for the portion of the Fiscal Year through the end of such quarter, setting forth in each case in comparative form the figures for the same period of the previous year, which will be subject to limited review by the Auditors and certified by an Authorized Representative of the Company as being fairly stated in all material respects (subject to normal adjustments);

all such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with Argentine GAAP applied consistently as required by the CNV throughout the periods reflected therein and with prior periods (except as otherwise disclosed therein).

(e) Delivery of Information and Certificates. Furnish to IDB two copies of the following:

(i) concurrently with the delivery of the financial statements referred to in Sections 6.1(d)(i) and 6.1(d)(ii), a certificate of the Auditors reporting on or reviewing such financial statements certifying as to the Consolidated Debt Ratio and Consolidated Coverage Ratio with respect to the Company as of the date of the related financial statements;

(ii) concurrently with the delivery of the financial statements referred to in Sections 6.1(d)(i) and 6.1(d)(ii), a certificate of an Authorized Representative of the Company (A) stating that, to the best of such officer's knowledge after due inquiry, the Company during such period has observed or performed all of its covenants and other agreements, and satisfied every condition, contained in this Agreement, in the Notes, the Pagarés and the other Financing Documents to which it is a party to be observed, performed or satisfied by it, and that such officer has obtained no knowledge of any Event of Default or Potential Event of Default except as specified in such certificate and (B) setting forth in reasonable detail all information necessary to calculate with respect to the Company as of the relevant date or period, as applicable (and providing the calculations necessary to determine), on the basis for such financial statements, Cash, Cash Surplus, Adjusted Cash Surplus, Consolidated Adjusted EBITDA, Consolidated Coverage Ratio, Consolidated Debt Ratio, Consolidated Total Indebtedness, Alternative Funding, and Cash Shortfall Amount;

(iii) from time to time, such information as IDB may reasonably request in respect of any significant violations of, or litigation (existing or anticipated) in connection with, the performance by the Company of its obligations under the License or the Basic Legislation;

(iv) no later than sixty (60) days after the end of each Fiscal Year, an annual environmental and social compliance report, in form and content reasonably acceptable to IDB, in the original language in which it was prepared, including, at a minimum, the following: (A) a certificate from an Authorized Representative stating that the Company, each Subsidiary and each construction contractor engaged by the Company or any Subsidiary is in compliance in all material respects with all Environmental Requirements or describing any material non-compliance therewith and setting forth an action plan to correct any such non-compliance; (B) a description of any new material environmental or social problem (e.g., an accident or unplanned event) of which the Company is aware relating to the Properties or its operations, the actions taken as of the date of such certificate by the Company to address such problem and any preventive measures to be adopted in order to reduce the risk that such problems will occur in the future; (C) a description of any significant changes in the Company's operations which may have a material environmental or social effect, the reasons for such changes and any actions taken to mitigate the impact of such material effect; (D) a description of any material contact by a third party (including any governmental agency, public or non-governmental organization or any employee) regarding any material environmental, social or health and safety issue relating to the Properties or the operations of the

Company or any Subsidiary; and (E) a description of any new environmental-related activities planned for the next Fiscal Year by the Company and its Subsidiaries (including any environmental impact assessment or similar document planned to be conducted), including the estimated cost, schedule and responsibility for such activities;

(v) concurrently with the delivery of the financial statements referred to in Section 6.1(d)(i) and 6.1(d)(ii), a certification by the Chief Financial Officer of the Company as to:

(A) whether and to what extent ENARGAS has:

(1) issued any apercibimiento (warnings); or

(2) assessed any fines in excess of US$500,000 pursuant to Section X of Exhibit I to the License; during such quarter (whether or not the Company has or intends to dispute such assessment) and what steps the Company is taking in respect thereof;

(B) whether the Company has received any notice, or is aware of any threatened notice or action, from ENARGAS or the Government of Argentina under Section 10 of Exhibit I to the License which could reasonably be expected to have a Material Adverse Effect or which seeks a revocation or termination of the License; and

(C) any litigation, arbitration or administrative proceedings pending or, to the knowledge of the Company, threatened against the Company:

(1) before or against ENARGAS or as to which ENARGAS is in any way a party, involving claims of more than five hundred thousand dollars (US$500,000) individually or one million dollars (US$1,000,000) in the aggregate or that are seeking or could reasonably be expected to lead to termination or revocation of the License; and

(2) before any Authority or arbitral body to enjoin or restrain the execution, delivery or performance of this Agreement, the License or any other Financing Document or to question in any material respect the Basic Legislation or the proceedings under which this Agreement, the License or any other Financing Document is or has been executed, delivered or performed;

(vi) promptly following receipt thereof by the Company or any Subsidiary, any management letter or other communication sent by the Auditors or any accountants to the Company or any Subsidiary in relation to the Company's or such Subsidiary's financial, accounting and other systems, management or accounts;

(vii) promptly upon the filing thereof, copies of (A) all financial statements, registration statements and reports sent by the Company or any Subsidiary to public securities holders generally, and (B) all regular or periodic reports, all registration statements (without exhibits except as expressly requested by IDB), and all prospectuses and all amendments thereto filed by the Company or any Subsidiary with any securities authority or securities exchange which concern developments that are material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Company and its Subsidiaries, taken as a whole, and are publicly available, including, without limitation, the CNV, the United States Securities and Exchange Commission and the New York Stock Exchange; and

(viii) concurrent with the delivery of the financial statements referred to in Sections 6.1(d)(i) and 6.1(d)(ii), a report summarizing with respect to the period for which such financial statement relates, (A) all Asset Sales in such period and the Net Proceeds thereof and whether such Net Proceeds have been reinvested or committed to be reinvested; (B) a list of all individual transactions entered with Affiliates during such period that (x) individually exceeded US$5 million in value or (y) are for services to be rendered if the aggregate value of all transactions then in effect with Affiliates for the provision of similar services is reasonably expected to exceed US$5 million for any Fiscal Year;

(ix) written notification of any changes to the License, within 10 days of such change;

(x) from time to time, with reasonable promptness, such other information as IDB may reasonably request;

(f) Communications with Other Lenders. Without duplication of any material delivered pursuant to clauses (d) through (e) of this Section 6.1, provide to IDB a copy of any report or other information being regularly provided to any other lender of the Company (including holders of the Initial Notes) or any Subsidiary, simultaneously with the delivery thereof to such other lender;

(g) Visits and Inspections. Permit IDB or its representatives, at the expense of IDB and upon reasonable advance notice under the circumstances, to visit and inspect any of its properties and examine and make or be provided with copies or abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired and to discuss its business, operations, properties and financial and other condition with its officers and employees and with the Auditors, provided, however, that unless an Event of Default or Potential Event of Default shall have occurred and be continuing, (i) IDB shall not meet with the Auditors without the prior consent of the Company, such consent not to be unreasonably withheld or delayed, and (ii) the Company shall be invited to attend any such meeting, and provided, further, that the Company shall pay all reasonable out-of-pocket expenses incurred by IDB (or any such representative) in connection with the exercise of rights under this Section 6.1(g) at any time when an Event of Default or Potential Event of Default has occurred and is continuing;

(h) Changes. Promptly notify IDB of any proposed material changes in the business or operations of the Company or any Subsidiary and of any event or condition (including any litigation or administrative proceedings) which could reasonably be expected to materially and adversely affect the carrying out of the business or operations of the Company or any Subsidiary or the ability of the Company to perform its obligations under the Transaction Documents to which it is a party;

(i) Auditors. In the event that PriceWaterhouseCoopers (or any successor appointed pursuant to this Section 6.1(i) from time to time) should cease to be the auditors of the Company and its Subsidiaries for any reason, appoint and maintain as the auditors of the Company and its Subsidiaries a firm of independent public accountants of recognized standing in the international financial community and, upon such appointment, execute and deliver to such auditors (with a copy to IDB) an authorization substantially in the form of Exhibit I;

(j) Authorizations, Consents and Approvals. Obtain and maintain in full force and effect (or where appropriate, promptly renew) all Authorizations and other consents and approvals referred to in Section 4.1(e) or otherwise necessary in connection with the normal course of its business and operations; and perform and observe all obligations, conditions and restrictions contained in, or imposed on it by, any such Authorizations or other consent or approval, except where failure to do so could not reasonably be expected to have a Material Adverse Effect;

(k) Defaults. (i) Promptly and, in any event, within five days after obtaining knowledge thereof, notify IDB in writing of occurrence of an Event of Default, a Potential Event of Default or a Related Event of Default and (ii) within 30 days after obtaining knowledge thereof, notify IDB in writing of the occurrence of any other event or existence of any fact or circumstance that has had, or could be reasonably expected to have, a Material Adverse Effect;

(l) Maintenance of Properties in Compliance with Environmental Requirements. (i) At all times operate and maintain all of its Properties, plants and equipment in compliance in all material respects with all applicable Environmental Requirements and (ii) at any time, upon request by IDB, permit IDB or any independent consultant engaged by IDB, at the expense of the Company, to perform an independent environmental, health and safety audit of its Properties and operations to confirm such compliance with the Environmental Requirements, provided that the Company shall not be required to pay for any such audit more frequently than once every three years, unless IDB has good cause to request such an audit more frequently, and provided further that in no case shall the Company be required to pay for any such audit more frequently than once every year;

(m) Compliance with Laws. The Company will, and will cause each of its Significant Subsidiaries to, comply with all applicable laws, rules, regulations, orders and directives of any Authority having jurisdiction over the business of the Company or such Significant Subsidiary, as the case may be, and all covenants and other obligations contained in any material agreements to which the Company or such Significant Subsidiary, as the case may be, is a party, except where the failure so to comply would not have a material adverse effect on the condition, financial or otherwise, or on the earnings, operations, business affairs or business prospects of the Company and its Subsidiaries taken as a whole and except to the extent any such law, rule, regulation, order, directive, covenant or obligation is contested in good faith and, if appropriate, by appropriate legal proceedings;

(n) Agent. Maintain the appointment of an agent for service of process in accordance with Section 9.13;

(o) Pari Passu. Take such action as may be necessary to ensure that, at all times, (i) the Loan ranks at least pari passu in priority of payment and in all other respects (except for such exceptions as are or may hereafter be provided by applicable law) with all other unsecured, unsubordinated Indebtedness of the Company outstanding from time to time;

(p) Payment of Taxes. Timely and duly (i) file all Tax returns required to be filed in any jurisdiction, (ii) and to pay and discharge all Taxes due and payable, to the extent such Taxes have become due and payable and before they have become delinquent, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with Argentine GAAP, if any, with respect thereto have been provided on the books of the Company or its Subsidiaries, as the case may be and (iii) withhold all Taxes required to be withheld by the Company or any of its Subsidiaries and pay such withheld Taxes to the appropriate Authority;

(q) Corporate Existence, etc. Keep in full force and effect its corporate existence (provided that any Subsidiary may be merged into the Company or any wholly-owned subsidiary) and maintain all rights and franchises of the Company and its Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect the corporate existence of any Subsidiary or any right or franchise could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(r) ERISA. Promptly notify IDB if the Company or any of its Subsidiaries shall have become or intends to become a party in interest within the meaning of Section 3(14) of ERISA with respect to any employee benefit plan (as defined in Section 3(3) of ERISA).

6.2 Negative Covenants. Unless IDB shall otherwise agree, so long as any part of the Tranche A Loans or Tranche BA Loans remain outstanding and unpaid or any other amount is owing from the Company to IDB hereunder or under any other Financing Document:

(a) Restricted Payments. The Company shall not, and shall not cause or permit any of its Subsidiaries (including Project Finance Subsidiaries) to, declare or make, or agree to make, directly or indirectly, any Restricted Payment with respect to any Fiscal Year or fiscal semester; provided, however, that the Company and its Subsidiaries (including Project Finance Subsidiaries) may make Restricted Payments with respect to any Fiscal Year from and including the Fiscal Year ending December 31, 2004 (or fiscal semester from and including the fiscal semester ending June 30, 2005) and thereafter if at the time and immediately after giving effect to any proposed Restricted Payment:

(i) With respect to a Restricted Payment that is not a Management Fee, (v) no Potential Event of Default or Event of Default shall have occurred and be continuing, (w) such Restricted Payment is permitted to be made under Argentine law, (x) B-A-UIP Interest for the Annual B-A UIP Period or Semi-Annual B-A UIP Period, as applicable, and the Annual Early Amortization Amount or the Semi-Annual Early Amortization Amount, as applicable, have been paid or made, as the case may be, on or prior to the date such Restricted Payment is paid; and (y) the Consolidated Coverage Ratio is greater than or equal to 2.70 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2005, 2.75 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2006, 2.80 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2007, 2.90 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2008, 3.00 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2009 and thereafter;

(ii) with respect to any Restricted Payment, including a payment of the Management Fee, the aggregate amount of all Restricted Payments made with respect to such Fiscal Year shall not exceed (A) with respect to the Fiscal Year ending December 31, 2004, US$10 million, (B) with respect to each of the

Fiscal Years ending December 31, 2005 and December 31, 2006, US$15 million, (C) with respect to the Fiscal Year ending December 31, 2007, US$20 million, and (D) with respect to the Fiscal Years ending December 31, 2008 and thereafter, US$25 million; provided, that such amounts will be reduced by, for each such Fiscal Year, an amount equal to the Restricted Payment Reallocation Amount for such Fiscal Year; and

(iii) with respect to any Restricted Payment that is a semi-annual dividend, the Company has prepared and has available audited financial statements for the fiscal semester in respect of which such semi-annual dividend is proposed to be paid and for the corresponding fiscal semester in the next preceding Fiscal Year;
provided, that any Subsidiary (including Project Finance Subsidiaries) may make a Restricted Payment in the form of a cash dividend to the extent that the amount of such cash has been or would be, were the Restricted Payment not made, reflected as cash in the Company's consolidated financial statements, so long as any such cash dividend is made ratably by the Subsidiary to all the equity owners of such Subsidiary.

For purposes of making any determination pursuant to this Section 6.2(a), the U.S. Dollar Equivalent of any dividend made shall be determined as of the date of declaration of such dividend and the U.S. Dollar Equivalent of any other amount shall be determined as of the date such Restricted Payment is made.

Any calculation or determination of Consolidated Adjusted EBITDA and Consolidated Interest Expense for purposes of determining whether a Restricted Payment may be made pursuant to this Section 6.2(a) shall be computed by reference to the four most recently completed fiscal quarters immediately preceding the date any such Restricted Payment is to be made and shall be based on the Company's annual (which financial statements shall be audited where such four-quarter period is a full Fiscal Year), semi-annual and/or quarterly, as the case may be, consolidated financial statements for such four-quarter period.

Any action (x) taken in good faith in connection with this Section 6.2(a) in accordance with the requirements of this Agreement in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant period and (y) deemed to be in violation of the requirements of this Agreement as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements of this Agreement;

(b) Limitation on Indebtedness. The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, directly or indirectly, Incur any Indebtedness. Notwithstanding the foregoing, however, the Company and its Subsidiaries (including Project Finance Subsidiaries) may at any time Incur Permitted Indebtedness; provided, that upon the occurrence and during the continuance of a Potential Event of Default or Event of Default, the Company may only Incur Indebtedness (i) that is otherwise permitted under clause (i) of the definition of "Permitted Indebtedness" or (ii) for the purpose of refinancing or otherwise extending the payment dates of the interest and principal payments of the Company's existing Indebtedness and provided that the terms and conditions of such Indebtedness to be Incurred are not materially less favorable to the Company, taken as a whole, than the terms and conditions of the existing Indebtedness being refinanced or otherwise extended; provided, further, that the sum of, without duplication, (i) the aggregate principal amount outstanding of all Indebtedness so Incurred by the Company's Subsidiaries, other than Project Finance Subsidiaries, plus (ii) the aggregate principal amount of Indebtedness secured by Liens permitted under clause (xvi) of the definition of "Permitted Liens," (in each case, calculated and determined as of any date of such Incurrence and immediately after giving pro forma effect to such Incurrence of Indebtedness and the application of the proceeds therefrom) shall not exceed US$25 million.

Notwithstanding any provision herein to the contrary, if the Company Incurs any Permitted Indebtedness pursuant to clause (iv) of the definition of "Permitted Indebtedness" for the purpose of making Capital Expenditures or Investments, then the Company shall thereafter be required to maintain the Consolidated Debt Ratio, at all times thereafter until the Loans are no longer outstanding, at or less than 3.50 to 1.

For the purposes of this Section 6.2(b), any Person becoming a Subsidiary of the Company after the Effective Date shall be deemed, at the time it becomes the Company's Subsidiary, to have Incurred all of its outstanding Indebtedness as of the acquisition date and the Consolidated Adjusted EBITDA for the immediately preceding four fiscal quarters for such Person shall be calculated on a pro forma basis giving effect to such acquisition at the beginning of such four fiscal quarter period.

Any calculation or determination of Consolidated Adjusted EBITDA for purposes of this Section 6.2(b) shall be computed by reference to the four most recently completed fiscal quarters for which annual or quarterly consolidated financial statements are available, immediately preceding the date any Indebtedness is Incurred pursuant to the provision for which such calculation or determination is to be made. Such computations shall be based on the Company's consolidated financial statements for such four-quarter period prepared in accordance with Argentine GAAP and the requirements of the CNV.

In computing any amount pursuant to this Section 6.2(b) with respect to any period, the Company shall use audited consolidated financial statements for the portions of the relevant period for which audited consolidated financial statements are available on the date of determination and unaudited consolidated financial statements for the remaining portion of such period and the Company shall use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV.

Any action (x) taken in good faith in connection with this Section 6.2(b) that in accordance with the requirements of this Agreement in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant period, and (y) deemed to be in violation of the requirements of this Agreement as a result of subsequent adjustments made to the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, affecting any amounts for such period, which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements of this Agreement.

(c) Limitation on Liens. The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, directly or indirectly, create or permit to subsist any Lien, other than Permitted Liens, upon the whole or any part of the Company's, or as the case may be, any Subsidiaries' (including Project Finance Subsidiaries') property, assets or revenues present or future, including, without limitation, any of the Company's assets contained in the asset inventory required to be maintained pursuant to Section 5.01 of Exhibit I of the License, to secure any Indebtedness unless (i) in the case of any Lien with respect to the Company's regulated assets, the creation, incurrence or assumption of such Lien is permitted under the License and (ii)(a) in the case of any Lien securing Indebtedness that is subordinate to the New Debt Obligations, the New Debt Obligations are secured by a Lien on such property, revenue or assets that is senior in priority to such other Lien and (b) in the case of any Lien securing Indebtedness that is pari passu to the New Debt Obligations, at the same time or prior thereto, the Company's obligations under the New Debt Obligations (x) are secured equally and ratably therewith to the satisfaction of IDB or (y) have the benefit of such other security or other arrangement as shall be approved by IDB;

(d) Transactions with Affiliates. The Company shall not, and shall not cause or permit any Subsidiary to, enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, with any Affiliate of the Company unless such transaction is (i) otherwise permitted under this Agreement and (ii) upon terms that are no less favorable to the Company or its Subsidiary, as the case may be, than the Company or such Subsidiary would obtain in a comparable arm's-length transaction with a Person who is not an Affiliate of the Company. Any amendment, modification or restatement of the Technical Assistance Agreement (the "Amended TAA") or successor agreement thereto (the "Successor TAA") shall be deemed to meet the requirements of this Section 6.2(d); provided, that (A) the payment provisions of any such Amended TAA or Successor TAA, as the case may be, do not provide for greater payments by the Company than the payments the Company is required to make under the Technical Assistance Agreement and (B) the other terms and conditions of any such Amended TAA or Successor TAA, as the case may be, are no less favorable, taken as a whole, to the Company than those contained in the Technical Assistance Agreement;

(e) Amendments, Early Repayments and Credit Enhancements of Other New Debt Obligations. If at any time after the Effective Date any other New Debt Obligation is amended or supplemented (the

"Reference Debt Obligation") such that the amended or supplemented provisions of the Reference Debt Obligation are more favorable, from the perspective of a creditor (such more favorable provisions, "More Favorable Provisions"), than the comparable provisions contained in this Agreement, then such More Favorable Provisions will be automatically included into and apply mutatis mutandis to this Agreement; provided, that inclusion of such More Favorable Provisions shall become and remain effective only for and during the period when the Reference Debt Obligation remains outstanding and such More Favorable Provisions remain effective under the terms and conditions of such Reference Debt Obligation. Contemporaneously with the inclusion of such More Favorable Provisions into this Agreement, the Company will send a notice to IDB informing it of the inclusion of such More Favorable Provisions into this Agreement and notifying it of its right to submit a written refusal of the inclusion of such More Favorable Provisions into this Agreement. Upon receipt of written refusal from IDB within 60 calendar days from the date on which the Company delivers such notice to IDB, the More Favorable Provision so included shall be automatically removed from the Agreement without any further action by the Company or IDB, as though they had never been included.

The Company shall not, and shall not permit any Subsidiary to, (a) make any payment or prepayment of principal (including prepayments related to increased costs or illegality), or payment of interest (including default interest, interest comparable to B-A UIP Interest or any other contingent interest) or any other amounts in respect of any other New Debt Obligation (except (x) as provided under Sections 3.9, 3.10, 6.3, 8 and 9.4 of the Other IDB Loan Agreement as well as any payments to IDB under the Other IDB Loan Agreement in freely convertible and transferable currencies ("Convertible Currencies") under circumstances where there is an unavailability or shortage of foreign exchange in Argentina or there has occurred a general moratorium or general debt rescheduling with respect to indebtedness of entities in Argentina and by reason of such circumstances, the Government Regulator having the power to regulate foreign exchange has permitted the Company to convert Pesos into, and/or transfer, Convertible Currencies in order to pay obligations denominated in Convertible Currencies which are owed to IDB but has not permitted the Company to do so in order to pay Existing Debt Obligations to other holders, (y) as provided under Sections 6.7 and 10.2 of the Indenture and (z) for any payments that are made to all holders of Tranche A Debt Obligations or Tranche B-A Debt Obligations, as the case may be, on a pro rata basis) ("Additional Payment"), (b) create any Lien in favor of the other New Debt Obligation, or (c) provide any guaranty, indemnity, letter of credit, surety, bond, or any other form of credit enhancement in respect of which the holders of other New Debt Obligations are express or intended beneficiaries ("Credit Enhancement"), unless prior to the making of such Additional Payment or the provision of such Lien or Credit Enhancement, as the case may be, to the holders of such other New Debt Obligations, the Company sends a notice to IDB informing it of the making of such Additional Payment or the provision of such Lien or Credit Enhancement for the benefit of IDB and notifying it of its right to submit a written refusal of such Additional Payment or the provision of such Lien or Credit Enhancement for the benefit of IDB. Upon receipt of written refusal from IDB within 30 days, in the case of an Additional Payment, and 60 days, in the case of a Lien or Credit Enhancement, in each case from the date on which the Company delivers such notice to IDB, the benefit of such Additional Payment, Lien or Credit Enhancement, as the case may be, shall not be granted to IDB; provided, that if no written refusals are received by the Company from IDB within such 30- or 60-day period, as applicable, such Additional Payment or Credit Enhancement shall be provided on a pro rata basis to, or such Lien shall be created in favor of, IDB and otherwise on terms and conditions equal to those applicable to the other New Debt Obligations.

(f) Partnership or Similar Arrangement. The Company shall not, and shall not cause or permit any Subsidiary to, enter into any partnership, profit-sharing or royalty agreement or similar arrangement whereby the income or profits of the Company or any Subsidiary are, or might be, shared with any Person, other than (i) the Technical Assistance Agreement or (ii) any arrangement that is not reasonably likely to have a Material Adverse Effect or (iii) with respect to an arrangement regarding a Subsidiary, an arrangement whereby income or profits are shared in proportion to the ownership interest in such Subsidiary.

(g) Modification of Organizational Documents. The Company shall not, and shall not cause or permit any Subsidiary to, amend or otherwise modify any provision of any of its Organizational Documents in any manner which would be likely to result in a Material Adverse Effect, without the prior written consent of IDB;

(h) Change of Fiscal Year. The Company shall not, and shall not cause or permit any Subsidiary to, Change its Fiscal Year;

(i) Change of Business. The Company shall not, and shall not cause or permit any Subsidiary to, (i) engage to a material extent in any business unrelated to a business line in which the Company or any of its Subsidiaries is engaged in as of the Effective Date or (ii) permit the public service of gas transportation through the pipeline system rendered by the Company under the terms of the Basic Legislation to be carried out by any Person other than the Company.

(j) Disposition of Assets. The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, consummate, directly or indirectly, an Asset Sale unless (i) any such Asset Sale of a Non-Regulated Asset is made on arm's-length terms, (ii) the consideration at the time of such Asset Sale (or commitment to sell) is at least equal to the Fair Market Value of the assets sold or disposed of and (iii) except in the case of a Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by the Company is in the form of cash or cash equivalents; provided, that in the case of an Asset Sale to an Affiliate of the Company, the remaining 25% of consideration (to the extent it is not in the form of cash or cash equivalents) consists of properties or assets that are suitable for use and will be used in a line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date; provided, further, that the amount of any liabilities (as shown on the most recent applicable balance sheet) that are assumed by the transferee of any such assets will be deemed to be cash for purposes of this Section 6.2(j) so long as there is no further recourse to the Company, its assets or properties, or any of its Subsidiaries or their assets or properties with respect to such liabilities.

In addition, (a) the Net Proceeds the Company or a Subsidiary of the Company receives within any Fiscal Year from any Asset Sale or related series of Asset Sales of any of the Company's or such Subsidiary's Non-Regulated Assets shall be used, in the case of Net Proceeds received by a Subsidiary, first to make payments on such Subsidiary's Indebtedness (excluding payments on Indebtedness held by Affiliates of such Subsidiary, other than the Company) and then (together with any Net Proceeds received by the Company) to make payments on all of the outstanding principal amount of the Initial Notes, on the outstanding principal amount of the Loans and on the outstanding principal amount of the Loans under the Other IDB Loan Agreement on the date of such payments, and shall be applied (i) in the following order of priority: (x) to prepay principal of the Tranche A Debt Obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and (y) thereafter to prepay principal of the Tranche B Debt Obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and (ii) in the following manner: (x) 50% of Net Proceeds shall be applied (A) first to the next upcoming scheduled amortization payment for the relevant debt obligation to which such Net Proceeds are being applied and (B) thereafter to the next succeeding scheduled amortization payment for the relevant debt obligation to which such Net Proceeds are being applied until such amount of Net Proceeds has been fully applied, and (y) the remaining 50% of Net Proceeds shall be applied equally to all of the amortization payments for the relevant debt obligation to which such Net Proceeds are being applied beginning with the first Year in which no amortization payment has been made at the time of such payment, beginning with Year 4, through the relevant maturity date for the relevant debt obligation to which such Net Proceeds are being applied; provided, however, that the Company and its Subsidiaries shall not be required to use such Net Proceeds (or any portion thereof) to make any payment of principal pursuant to this Section 6.2(j) if (1) such Net Proceeds (or such portion thereof) are reinvested, or committed to be reinvested, during the Reinvestment Period in any line of business in which the Company or any of its Subsidiaries is engaged as of the Effective Date, or (2) with respect to an Asset Sale or related series of Asset Sales, the aggregate amount of the Net Proceeds received from such Asset Sale or related series of Asset Sales, as the case may be, during any Fiscal Year does not exceed US$3 million with respect to such Fiscal Year; and (b) the Net Proceeds the Company receives within any Fiscal Year from any Asset Sale or related series of Asset Sales of any of the Company's regulated assets shall be reinvested in regulated assets within twelve (12) months of any Asset Sale or related series of Asset Sales or will otherwise be placed and held in a segregated account to be used only for the purchase of regulated assets.

The Company shall pay to IDB, pursuant to Section 3.13(c), IDB's Pro Rata Share of amounts to be paid pursuant to this Section 6.2(j).

(k) Merger or Dissolution. The Company shall not, and shall not cause or permit any Subsidiary to, enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), except for (i) any merger, consolidation or amalgamation involving the Company in which the Company is the surviving party or (ii) any merger or consolidation of any wholly-owned Subsidiary into the Company, provided in either case that no Event of Default or Potential Event of Default shall have occurred and be continuing at the time of the proposed transaction or would result therefrom;

(l) Termination, Assignment or Amendment of License. The Company shall not (i) terminate or assign the License, (ii) waive, consent to, make or suffer to exist any amendment or modification of any provision of the License, in each case, that would have or could reasonably be expected to have a material adverse effect on the ability of the Company to comply with its obligations under this Agreement, (iii) cause, consent to or suffer to exist an amendment, modification or waiver to the License providing for the termination of the License prior to the ninth anniversary of the Final Maturity Date of the Tranche BA Loan, (iv) cause, consent to or suffer to exist the transfer to any Person of the right to receive the License termination compensation specified in Article 11 of the Basic Standards of the License as of the Effective Date, or an amendment or modification of the License that would have or could reasonably be expected to have a material adverse change on the termination compensation, in each of (ii) through (iv) above, without the prior written consent of IDB;

(m) Material Rights. The Company shall not amend, modify, surrender or allow to expire, lapse, be revoked or otherwise cease to be in full force and effect, any material permit, license, temporary occupancy or exploitation permit, easement or similar right in respect of any Material Asset unless the disposition of the Material Asset to which such permit, license, easement or similar right pertains would be permitted by Section 6.2(j);

(n) [Intentionally Omitted]

(o) [Intentionally Omitted]

(p) Limitation on Capital Expenditures. The Company shall not, and shall not cause or permit any of its Subsidiaries (including Project Finance Subsidiaries) to, directly or indirectly, make or commit to make any Capital Expenditures; provided, however, that the Company and its Subsidiaries (including Project Finance Subsidiaries) may make or commit to make:

(i) Permitted Capital Expenditures (which shall not, subject to the further provisos contained in this sentence, be restricted by the provisions of this Section 6.2(p)); and

(ii) Maintenance Capital Expenditures (other than Permitted Capital Expenditures) up to the Maximum Maintenance Capital Expenditure Amount for each Fiscal Year; provided, that, Maintenance Capital Expenditures made or committed to be made solely in connection with advancements or upgrades in technology shall be limited to US$4 million for each Fiscal Year and must otherwise be permitted under this clause (ii); provided, that at the time of, and immediately after giving effect to, such Capital Expenditures that are made or committed to be made pursuant to clauses (i) or (ii), and subject to the next sentence, no Material Default or Event of Default shall have occurred and be continuing. Notwithstanding the foregoing, upon the occurrence or during the continuance of a Material Default or an Event of Default, the Company and its Subsidiaries may continue to make or commit to make Permitted Capital Expenditures and Maintenance Capital Expenditures pursuant to clauses (i) and (ii) above; provided, that such Permitted Capital Expenditures and Maintenance Capital Expenditures, as the case may be, relate to (x) scheduled or emergency repairs or maintenance, including upgrades directly relating thereto of the Company's fixed or capital assets or other property, plant and equipment or (y) the continuance of in-process or existing capital projects; and provided, further, that the aggregate amount of such Permitted Capital Expenditures and Maintenance Capital Expenditures, as the case may be, made or committed to be made pursuant to this clause (y) does not exceed US$40 million during the continuance of such Material Default or Event of Default.

To the extent Maintenance Capital Expenditures or Permitted Capital Expenditures are denominated in a currency other than U.S. Dollars, any calculation or determination pursuant to this Section 6.2(p) shall be based on the U.S. Dollar Equivalent of all such foreign currency-denominated Maintenance Capital Expenditures or Permitted Capital Expenditures as of the date any such Maintenance Capital Expenditures or Permitted Capital Expenditures were made or committed in writing to be made pursuant to this Section 6.2(p).

Any calculation or determination of Consolidated Adjusted EBITDA for purposes of this provision shall be computed by reference to the four most recently completed fiscal quarters for which annual or quarterly consolidated financial statements are available, immediately preceding the date any Capital Expenditures are made or committed to be made pursuant to the provision for which such calculation or determination is to be made. Such computations shall be based on the Company's consolidated financial statements for such four-quarter period prepared in accordance with Argentine GAAP and the requirements of the CNV.

In computing any amount pursuant to this Section 6.2(p) with respect to any period, the Company shall use audited consolidated financial statements for the portions of the relevant period for which audited consolidated financial statements are available on the date of determination and unaudited consolidated financial statements for the remaining portion of such period and the Company shall use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV.

Any action (x) taken in good faith in connection with this Section 6.2(p) in accordance with the requirements of this Agreement in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant period and (y) deemed to be in violation of the requirements of this Agreement as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements of this Agreement;

(q) Limitation on Investments. The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, directly or indirectly, purchase, hold or acquire, any common stock, evidence of Indebtedness or other securities or, make or permit to exist any loans or advances to, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person, or create or form any Subsidiary, or provide any guaranties (all of the foregoing being collectively called "Investments"); provided, that the Company may make or structure, as the case may be, any Permitted Investments. For the avoidance of doubt, this Section 6.2(q) shall not restrict the Company's ability to Incur Permitted Indebtedness.

To the extent Investments or other transactions are denominated in a currency other than U.S. Dollars, any calculation or determination pursuant to this Section 6.2(q) shall be based on the U.S. Dollar Equivalent of all such foreign currency-denominated Investments or other transactions as of the date any such Investments or other transactions are made or entered into pursuant to this Section 6.2(q).

Any calculation or determination of Consolidated Adjusted EBITDA for purposes of this provision shall be computed by reference to the four most recently completed fiscal quarters for which annual or quarterly consolidated financial statements are available immediately preceding the date any Investments are made or structured pursuant to the provision for which such calculation or determination is to be made. Such computations shall be based on the Company's consolidated financial statements for such four-quarter period prepared in accordance with Argentine GAAP and the requirements of the CNV.

6.3 Taxes, Duties and Fees. The Company shall promptly pay all Taxes payable on or in connection with the execution, delivery, registration or notarization of this Agreement, the other Financing Documents and any other documents related to this Agreement, and shall, upon notice from IDB, reimburse, on a net-after-tax basis, IDB, any Participant or their respective assigns for all such Taxes paid by IDB, any Participant or their respective assigns thereon. The Company shall timely and duly (a) file (or cause to be filed) all Tax returns required to be filed by the Company or any of its Subsidiaries in respect of any Taxes described in the preceding sentence, (b) pay (or cause to be paid) all such Taxes required to be paid by the Company or any of its Subsidiaries and (c) withhold (or cause to be withheld) all such Taxes required to be withheld by the Company or any of its Subsidiaries and pay (or cause to be paid) such withheld Taxes to the appropriate Authority.

SECTION 7

EVENTS OF DEFAULT

7.1 General Acceleration Provisions. If one or more of the events specified in this Section 7 shall occur and be continuing, then, and in any such event, (A) if such event is an Event of Default specified in paragraph (e) or (f) below with respect to the Company, the Loan (with accrued interest thereon) and all other amounts owing under this Agreement, Notes and the Pagarés shall immediately become due and payable, and (B) if such event is any other Event of Default, IDB may, by notice to the Company, declare the Loan (with accrued interest thereon) and all other amounts owing under this Agreement, the Notes and the Pagarés to be due and payable forthwith, whereupon the same shall immediately become due and payable. Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived. Such Events of Default are the following:

(a) the Company defaults in the payment of (i) principal on the Loans within three Business Days of the date such payment is due and payable, unless (x) (a) any series of acts taken by the Argentine Government, (b) general market conditions, or (c) any other events (collectively, the "Devaluation Events"), in each of which case, have occurred that cause a devaluation of the Peso, relative to the U.S. Dollar, by more than 33 1/3% during the 90-day period immediately preceding the date such payment is first due and payable (for example, a decrease in the exchange rate of Pesos per U.S. Dollar from 3.00 to 4.50), or (y) rules, regulations or directives issued or promulgated by, or any other action by, a Government Regulator causes such failure by prohibiting such payment or imposing convertibility or transfer restrictions thereto, in each of which case, the Company shall have up to 30 days from the date such payment is first due to cure such failure or (ii) any interest or other amounts on the Loans within 10 Business Days of the date such payment is due and payable, unless (x) Devaluation Events have occurred that cause a devaluation of the Peso, relative to the U.S. Dollar, by more than 33 1/3% during the 90 day period immediately preceding the date such payment is first due and payable, or (y) rules, regulations or directives issued or promulgated by, or any other action by, a Government Regulator causes such failure by prohibiting such payment or imposing convertibility or transfer restrictions thereto, in each of which case, the Company will have up to 30 days from the date such payment is first due to cure such failure;

(b) the Company defaults in the observance or performance of any agreement and/or covenant contained herein or in any other Financing Document (except as otherwise provided in Section 7.1(a) above and except with respect to the Company's covenants contained in Sections 6.1(k), 6.1(n), 6.1(p) and 6.2, which covenants shall not have the benefit of any cure period described herein) and any such default shall have continued for a period of 30 days after the earlier of (i) any Authorized Representative obtaining actual notice of such default and (ii) the Company receiving notice thereof from IDB;

(c) any representation or warranty confirmed, made or deemed made by the Company in this Agreement or any other Financing Document shall be found to have been incorrect in any material respect when made or deemed made and, if susceptible to correction, shall continue to be incorrect for a period of 15 days after written notice thereof shall have been given to the Company by IDB;

(d) any Authority (i) shall have condemned, nationalized, seized, confiscated or otherwise expropriated or assumed custody or control of all or any substantial part of the property or other assets of the Company or any Subsidiary or of the Capital Stock of the Company; or (ii) shall have taken any action for the dissolution or disestablishment of the Company or any Subsidiary or any action that would prevent the Company or any Subsidiary or their respective officers from carrying on all or a substantial part of its business or operations;

(e) any of the following shall occur:

(i) a court having jurisdiction shall enter a decree or order for relief in respect of the Company in an involuntary case under Argentine Law No. 24,522, as amended from time to time, or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or an administrator, receiver, trustee or intervenor for the Company shall be appointed for all or substantially all of the property of the Company and, in either case, where such decree or order shall remained uncontested and in effect for 30 consecutive Business Days; or

(ii) the Company (A) shall commence a voluntary case under Argentine Law No. 24,522, as amended from time to time, or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) shall consent to the appointment of or taking possession by an administrator, receiver, trustee or intervenor for the Company for all or substantially all of the property of the Company or (C) shall effect any general assignment for the benefit of creditors; or

(iii) the company shall fail or be unable to pay its debts generally as they become due; or

(iv) any event shall occur which, under the laws of any relevant Argentine jurisdiction has an analogous effect to any of the events referred to in clauses (i) or (ii) above;
provided, however, that notwithstanding the foregoing, no (i) attempted restructuring by the Company pursuant to the Restructuring Agreement, under, and otherwise in accordance with, the Argentine Bankruptcy Law No. 24, 522, (as amended by Argentine Bankruptcy Law No. 25,589), (ii) actions taken in accordance with the Restructuring Agreement and pursuant to Section 304 of the United States Bankruptcy Code, as amended ("Section 304"), or (iii) any other actions taken in accordance with the Restructuring Agreement and pursuant to any plan of restructuring in accordance with the APE or Section 304 shall constitute an Event of Default pursuant to this Section 7.1(e);

(f) a resolution shall be passed or adopted by the directors or stockholders of the Company, or any judgment of a court of competent jurisdiction shall be made, that the Company be wound up or dissolved otherwise than for the purposes of or pursuant to a merger, consolidation or amalgamation (within the meaning of such terms under Argentine law) otherwise permitted in accordance with Section 6.2(k) and any winding up, dissolution or liquidation proceedings resulting from the taking of such corporate action or such judgment remains undismissed or uncontested for 30 consecutive Business Days;

(g) after the Effective Date:

(i) an event of default occurs under any Indebtedness, other than under this Agreement, Incurred by the Company or any of its Subsidiaries as result of the failure by the Company or any of its Subsidiaries (excluding any Project Finance Subsidiary) to (A) pay principal, interest or any other amount on any other present or future Indebtedness, and such failure to pay is not cured within 30 days of the date such payment was due (after giving effect to any applicable grace period); or (B) pay within 30 days of the due date (after giving effect to any applicable grace period) any amount payable by the Company under any present or future guarantee for, or indemnity in respect of, any Indebtedness; provided, that the aggregate amount of the relevant Indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this clause (i) have occurred equals or exceeds US$10 million or its equivalent; or

(ii) (A) an event of default occurs and is continuing under any Indebtedness, other than under this Agreement, Incurred by the Company, other than an event of default that occurs as a result of the events referred to in clause (g)(i) above (the "Related Event of Default"), (B) such Related Event of Default is not remedied within 60 days of the occurrence of such Related Event of Default, (C) IDB delivers to the Company, in writing, a Cross-Default Notice, (D) such Cross-Default Notice is received by the Company from IDB, (E) such Related Event of Default is not remedied within 60 days following the date on which the Company receives such Cross Default Notice, and (F) the aggregate amount of the other Indebtedness under which such Related Event of Default has occurred, as the case may be, exceeds US$10 million as of the date of such occurrence; provided, that if the Company cures or the relevant creditor waives the Related Event of Default prior to the date on which IDB declares the principal amount of the Loans to be immediately due and payable as a result of such resulting Event of Default (the "Resulting Event of Default"), then the Resulting Event of Default shall be waived, without any further action by the Company or IDB, as of the date the Related Event of Default is cured or waived. From the date on which the Company receives (x) any such Cross-Default Notice or (y) a notice of the Related Event of Default from a creditor holding Indebtedness under which such Related Event of Default has occurred and is continuing, until the date on which the underlying Related Event of Default is cured or waived, the restrictions set forth in Sections 6.2(a), (b), (k) and (p) that are triggered upon the occurrence and continuation of an Event of Default will become effective, notwithstanding the absence of any Event of Default under this Agreement; provided, however, that to the extent that dividends have been proposed by the Company's Board of Directors or have been declared by the Company's shareholders, prior to the Company's receipt of any such Cross-Default Notice or notice of the Related Event of Default from a creditor holding Indebtedness under which such Related Event of Default has occurred and is continuing, the Company shall, subject to Section 6.2(a), be permitted to pay any such dividends notwithstanding the aforementioned restrictions; provided, that in no event will a Potential Event of Default or an Event of Default under this Agreement be deemed to exist or continue hereunder by reason of any default or event of default under any of the Company's Existing Debt Obligations that remains outstanding as of the Effective Date.

(h) Any Authorization necessary for the Company or any Subsidiary to perform and observe its obligations under the License or any Financing Document is not obtained when required or is rescinded, terminated, lapses or otherwise ceases to be of full force and effect, including, without limitation, any such Authorization required for the remittance to IDB or its assigns in Dollars at the office of the Paying Agent in New York, New York, of any amounts payable under the License or any Financing Document, and such Authorization is not restored or reinstated within 60 days of notice by IDB to the Company requiring that such Authorization be restored or reinstated;

(i) any of the following shall occur:

(i) any material provision of any Financing Document is revoked, terminated or ceases to be in full force and effect, without, in each case, the prior written consent of IDB, or performance of any material obligation under any such Financing Document becomes unlawful or any such Financing Document is declared to be void or is repudiated, unless such provision is restored or replaced by a provision acceptable to IDB within 45 days of notice by IDB to the Company requiring that restoration or replacement; or

(ii) the enforceability of any provision of any Financing Document at any time is contested by legal action by the Company or any Subsidiary;

(j) any of the following shall occur:

(i) (A) the License is revoked, terminated or ceases to be in full force and effect without the prior consent of IDB; or

(ii) the License is declared to be void or is repudiated or its validity or enforceability at any time is contested by the Company; or

(iii) the Company suspends or indicates its intention to suspend its operations; or

(iv) ENARGAS or the Argentine Government takes action under Section 10 of Exhibit I of the License or otherwise seeks a termination of the License and as a result of such action, the Company is unable to collect its tariff revenues under the License or there has been a similarly material disruption in the Company's business; or

(v) the License is suspended for a period of at least 120 days,
provided, however, that a reissuance or reauthorization of the License shall not constitute a revocation or suspension under this Section 7.1(j), but shall constitute an amendment for the purposes of Section 6.2(l).

(k) any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Company or any of its Subsidiaries becomes enforceable (i.e., a creditor has a present right to foreclose or exercise similar remedies) exceeding US$10 million and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, administrative receiver, manager or other similar court appointed Person); or

(l) a general moratorium of suspension, without regard to currency, shall be agreed or declared in respect of the payment or performance of all or substantially all of the Company's obligations under any of the Tranche A Loan or the Tranche BA Loan other than, for the avoidance of doubt, a Devaluation Event as described in (and for the period set forth in) Section 7.1(a) above or a Convertibility Limitation in connection with the Company's ability to make Installment Options.

7.2 Notice of Events of Default. If any Event of Default or Potential Event of Default occurred, the Company shall immediately give IDB notice thereof by facsimile specifying the nature of such Event of

Default or Potential Event of Default and such events and any steps the Company is taking to remedy the same.

SECTION 8

INCREASED COSTS; FUNDING LOSSES

8.1 Maintenance Amount. (a) On each Interest Payment Date, the Company shall pay in Dollars on demand, in addition to interest due on the Loan, the amount which IDB shall from time to time notify to the Company as being the aggregate of the Maintenance Amounts of IDB accrued and unpaid prior to such Interest Payment Date.

(b) For the purposes of this Agreement, the following terms shall have the following meanings:

(i) the term "Maintenance Amount" means the amount, if any, certified in a "Maintenance Amount Certificate" (as defined in clause (ii) below) to be the net incremental costs to IDB of making or maintaining the A2-A Loan or A2-BA Loan which result from (A) any change in Applicable Law or regulations or in the interpretation thereof by any governmental or regulatory authority charged with the administration or interpretation thereof, whether or not having the force of law and/or (B) any compliance with any request from, or requirement of, any central bank or other monetary or other authority, which in either case, subsequent to the date of this Agreement shall:

(A) impose, modify or deem applicable any reserve, special deposit or similar requirements against assets held by, or deposits with or for the account of, or loans by, IDB;

(B) impose a cost on IDB as a result of its having made the Loan or reduce the rate of return on the overall capital of IDB which it would have been able to achieve if it had not made the Loan;

(C) change the basis of taxation on payments received by IDB in respect of the Loan (otherwise than by a change in taxation of the overall net income of IDB); or

(D) impose on IDB any other condition regarding the making or maintaining of the Loan; and

(ii) the term "Maintenance Amount Certification" means a certification furnished from time to time by IDB certifying in reasonable detail:

(A) the circumstances giving rise to the Maintenance Amount;

(B) that such net costs have increased;

(C) that, in the opinion of IDB, it has exercised reasonable efforts to minimize or eliminate such increase; and

(D) the amount of the Maintenance Amount.

IDB shall not be obliged to disclose any information which it considers to be confidential in providing such certification.

(c) Notwithstanding anything to the contrary contained in Section 3.11, the Company shall have the right on any Interest Payment Date, upon not less than thirty (30) days' written notice to IDB (which notice shall be irrevocable and shall bind the Company to make the prepayment specified below) and upon payment of all accrued interest and Maintenance Amount (if any) on the amount to be prepaid, to prepay the A2-A Loan or the A2-BA Loan after receipt of notification from IDB that a Maintenance Amount is then being charged, provided that the Company simultaneously makes a proportionate (based on outstanding principal balances) prepayment of the respective B2-A Loan or B2-BA Loan, as applicable.

8.2 Funding Losses. If the Company (i) makes any payment of principal on a Loan on any day other than the scheduled date for payment thereof (except for principal payments on such other dates as expressly provided herein, including pursuant to Sections 3.12 and 3.13), or (ii) fails to make any prepayment for which notice has been provided in accordance with Sections 3.12 on the specified prepayment date, the Company shall reimburse IDB on demand for any resulting loss or expense incurred by IDB or any Participant, including, without limitation, any loss or expense incurred in obtaining, liquidating or employing deposits from third parties (but not in respect of lost profits or consequential damages related to the foregoing); provided that IDB shall have delivered to the Company a certificate specifying the amount of such loss or expense (which shall be conclusive and binding on the Company absent clearly manifest error).

8.3 Illegality. Notwithstanding anything to the contrary contained in this Agreement, if, subsequent to the date of this Agreement, any change is made in any Applicable Law or the interpretation or application thereof by any Authority shall make it unlawful for IDB or any Participant to continue to maintain or to fund the Loan or the relevant Participation or any portion thereof, the Company shall, upon request by IDB, prepay promptly in full that portion of the principal amount of the Loan which IDB advises is so affected, together with all accrued and unpaid interest and Maintenance Amount (if any) thereon and other amounts payable under Section 8.2.

SECTION 9

MISCELLANEOUS

9.1 Notices. (a) Any notice, request, demand or other communication to be given or made under this Agreement to IDB or to the Company shall be in writing. Subject to the provisions of Section 7.2, such notice, request, demand or other communication shall be deemed to have been duly given or made when it shall be delivered by hand, airmail, telex or facsimile to the party to which it is required or permitted to be given or made at such party's address specified below or at such other address as such party shall have designated by notice to the party giving or making such notice request or other communication.

For the Company:
Transportadora de Gas del Sur S.A.
Don Bosco 3672, 6° Piso
(1206) Buenos Aires
Argentina
Attention: Enrique Prini Estebecorena

Alternative address for communications by facsimile:

Facsimile 011-54-11-865-7154
For IDB:
Inter-American Development Bank (Private Sector Operations)
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Manager, Private Sector Department

Alternative address for communications by facsimile:

Facsimile (202) 623-3639

(b) Notwithstanding anything to the contrary contained herein or in any other Financing Document, and to the maximum extent permitted by law, any notice or demand required to be given by IDB to the Company hereunder or under any other Financing Document shall not be required to be given if the giving thereof is then prohibited by, or would then result in a violation of, any Applicable Law. The Company hereby irrevocably and unconditionally waives, to the maximum extent permitted by law, the giving of any such notice or demand in the circumstances described in the preceding sentence. The failure to give any such notice or demand shall not modify or adversely affect the obligations, duties and liabilities of the Company hereunder and under any of the other Financing Documents, each of which obligations, duties and liabilities shall be performed as though such notice or demand were given as contemplated herein and in the other Financing Documents.

9.2 Evidence of Authority. The Company shall furnish or cause to be furnished to IDB evidence, substantially in the form of Exhibit G, of the authority of the person or persons who will, on behalf of the Company, sign the requests and certifications provided for in this Agreement and the other Financing Documents, or take any other action or execute any other document required or permitted to be taken or executed by the Company under this Agreement and the other Financing Documents, and the authenticated specimen signature of each such person.

9.3 English Language. All documents to be furnished or communications to be given or made under this Agreement or any of the other Financing Documents shall be in the English language or, if in another language, shall be accompanied by a translation into English certified by an Authorized Representative of the Company, which translation shall be the governing version between the Company and IDB.

9.4 Expenses. (a) The Company shall pay to IDB, or as IDB may direct, the fees and expenses of IDB's legal counsel in Argentina and New York incurred in connection with:

(i) the preparation of this Agreement;

(ii) the preparation and/or review, execution and, where appropriate, registration of this Agreement, the Transaction Documents and any other documents relating thereto;

(iii) the giving of any legal opinions required by IDB hereunder;

(iv) any amendment or modification to, or waiver or consent under, this Agreement or any other Transaction document; and

(v) the registration (where appropriate) and the delivery of the evidence of indebtedness relating to the Loan and the disbursements thereof.
Such fees and expenses shall be paid whether or not any Loan is made or any of the other transactions contemplated by this Agreement are consummated.

(b) The Company shall pay, indemnify, and hold IDB and its directors, officers, employees, shareholder, agents and representatives harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions (whether sounding in contract, in tort or on any other ground), judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of, or in any other way arising out of or relating to, this Agreement, the Notes, the other Financing Documents or any other documents contemplated by or referred to herein or therein or any action taken or omitted to be taken by IDB with respect to any of the foregoing (including, without limitation, any court tax payable in connection with the enforcement of IDB's rights hereunder).

(c) The provisions of this Section 9.4 shall survive repayment of the Notes, the Pagarés and all other amounts payable hereunder.

9.5 Financial Calculations. Unless otherwise specified herein, all financial calculations to be made under, or for the purposes of, this Agreement shall be determined in accordance with Argentine GAAP as required by the CNV, except as otherwise required to conform to the definitions contained in Section 1 or any other provisions of this Agreement, shall be calculated as of any date from the then most recently issued quarterly financial statements as of such date which the Company is obligated to furnish to IDB from time to time, as provided in Section 61(d); provided, however, that if the relevant quarterly financial statements should be in respect of the last quarter of a Fiscal Year then, at IDB's option, such calculations may instead be made from the audited financial statements for the relevant Fiscal Year, if issued as of such date.

9.6 Currency Indemnity. In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to IDB under this Agreement or any of the other Financing Documents or for the payment of damages in respect of any breach of this Agreement or any of the other Financing Documents or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the "Judgment Currency") other than the currency due hereunder (the "Agreed Currency"), the Company hereby agrees to indemnify and hold harmless IDB against any deficiency in terms of the Agreed

Currency in the amounts received by IDB arising or resulting from any variation as between (i) the rate of exchange at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (ii) the rate of exchange at which IDB is able, in the ordinary course of business to purchase the Agreed Currency with the amount of the Judgment Currency actually received by IDB on the Business Day following such receipt.

9.7 Successors and Assigns. This Agreement shall bind and inure to the benefit of the respective successors and assigns of the parties hereto, except that the Company may not assign or otherwise transfer all or any part of its rights or obligations under this Agreement without the prior written consent of IDB.

9.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

9.9 Confidential Information. (a) Each of the parties hereto agrees that all Confidential Information supplied to it by the other party under this Agreement and the Financing Documents shall be maintained in confidence and that it shall not disclose, without the consent of such other party (and except as expressly provided pursuant to this Section 9.9), any such Confidential Information to any other Person, and shall treat the information with the same degree of care against disclosure or unauthorized use which it affords confidential information of other third parties. For purposes of the foregoing, "Confidential Information" means information delivered by or on behalf of the supplying party in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by the receiving party as being confidential information of the supplying party, provided that such term does not include information that (i) was publicly known or otherwise known to the receiving party prior to the time of such disclosure, (ii) subsequently becomes publicly known through no act or omission by the receiving party or any person acting on its behalf, (iii) otherwise becomes known to the receiving party other than through disclosure by the supplying party or (iv) constitutes financial statements delivered to the receiving party under Section 5.1(f) or Section 6.1(d) of this Agreement that are otherwise publicly available.

(b) Notwithstanding the foregoing, IDB may:

(i) disclose to ING Barings Furman Selz LLC (as Arranger) or to any present or prospective assignee or Participant who has agreed in writing to be bound by provisions substantially in the form of Exhibit H hereto;

(ii) disclose to its directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential); or

(iii) disclose to any Person for the purpose of exercising any power, remedy, right, authority, or discretion under this Agreement or any other Financing Document in connection with an Event of Default or a Potential Event of Default;
any documents or records of, or Confidential Information about, any such agreement (including this Agreement), or the assets, business or affairs of the Company.

(c) The Company acknowledges and agrees that, notwithstanding the terms of any other agreement between the Company and IDB, a disclosure of information by IDB in the circumstances contemplated by this Section 9.9 does not violate any duty owed to the Company or agreement between IDB and the Company.

9.10 Amendment. Subject to Section 9.12, any amendment, supplement, modification or waiver of any provision of this Agreement or any Financing Document shall be in writing and signed by the Company and IDB.

9.11 Remedies and Waivers. No failure or delay by IDB in exercising any power, remedy, discretion, authority or other rights under this Agreement or any other Financing Document shall waive or impair that or any other right of IDB. No single or partial exercise of such a right shall preclude its additional or future exercise. No such waiver shall waive any other right under this Agreement or any other Financing

Document. All waivers or consents given under this Agreement or any other Financing Document shall be in writing. No waiver by IDB of any right hereunder or of any default or Event of Default or Potential Event of Default shall be binding upon IDB unless set forth in writing and such writing expressly states that it is intended to constitute such a waiver. No failure by IDB to exercise any right hereunder shall operate as a waiver of any other or further exercise of such right. No waiver by IDB of any default or Event of Default or Potential Event of Default hereunder shall operate as a waiver of any other or further default or Event of Default or Potential Event of Default. A waiver by IDB of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy that IDB would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any rights or remedies provided by law.

9.12 Severability. Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the validity or enforceability of any provision in any other jurisdiction. Where provisions of any law or regulation resulting in such prohibition or unenforceability may be waived they are hereby waived by the parties hereto to the full extent permitted by law so that this Agreement shall be deemed a valid, binding agreement, enforceable in accordance with its terms.

9.13 Governing Law. (a) This Agreement shall be governed by, and construed and interpreted in accordance with, the substantive laws of the State of New York without regard to the conflicts of law provisions thereof other than Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York.

(b) The Company hereby irrevocably agrees that, for the benefit of IDB, any legal action, suit or proceeding arising out of or relating to this Agreement may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York. By the execution and delivery of this Agreement, the Company hereby irrevocably submits to the non-exclusive jurisdiction of any such court in any such action, suit or proceeding and agrees to designate, appoint and empower CT Corporation System, 1633 Broadway, New York, N.Y. 10019, as its authorized agent solely to receive for and on its behalf service of summons or other legal process in any such action, suit or proceeding in any such court. Final judgment against the Company in any such action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction including Argentina by suit on the judgment. Nothing herein shall affect the right of IDB to commence legal proceedings or otherwise sue the Company in Argentina or any other appropriate jurisdiction or to serve process upon the Company in any manner authorized by the laws of any such jurisdiction.

(c) The Company further covenants and agrees that, for so long as it shall be bound to IDB under this Agreement, it shall maintain a duly appointed agent for the service of summons and other legal process in New York, New York, United States of America, for purposes of any legal action, suit or proceeding brought by IDB in respect of this Agreement and shall keep IDB advised of the identity and location of such agent. The Company further irrevocably consents, if for any reason there is no authorized agent for service of process in New York, New York, to the service of process out of the said courts by mailing copies thereof by registered United States air mail, postage prepaid, to the Company at its address specified herein; and in such a case IDB shall also send by telex or facsimile, or shall undertake that there is also sent by telex or facsimile, a copy of such process to the Company.

(d) The serving of process in the manner provided in subsection (c) above in any such action, suit or proceeding shall be deemed personal service and accepted by the Company as such and shall be valid and binding upon the Company for all the purposes of any such action suit or proceeding.

(e) In addition, the Company irrevocably waives, to the fullest extent permitted by Applicable Law, any objection which it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement, brought in the courts of the State of New York or in the United States District Court for the Southern District of New York, and any claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(f) To the extent that the Company may, in any suit, action or proceeding brought in a court of Argentina or elsewhere arising out of or in connection with this Agreement, the Notes or any of the Financing Documents to which it is a party be entitled to the benefit of any provision of law requiring

IDB in such suit, action or proceeding to post security for the costs of the Company (cautio judicatum solvi or arraigo), or to post a bond or to take similar action, as the case may be, the Company hereby irrevocably waives such benefit, in each case to the fullest extent now or hereafter permitted under the laws of Argentina or, as the case may be, such other jurisdiction.

(g) The Company hereby acknowledges that IDB shall be entitled under Applicable Law, including the provisions of the International Organizations Immunities Act, to immunity from a trial by jury in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or any other agreement to which the Company is a party, brought against IDB in any court of the United States of America. To the maximum extent not prohibited by law, each of the Company and, by its acceptance hereof, IDB hereby irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement or any Financing Document to which such person is a party and for any counterclaim therein in any forum in which IDB is not entitled to immunity from a trial by jury. To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property, the Company hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement and the other Loan Documents. The Company agrees that the waivers set forth above shall have the fullest extent permitted under the Foreign Sovereign Immunities Act of 1976 of the United States of America and are intended to be irrevocable and not subject to withdrawal for purposes of such Act.

9.14 Set-Off. In addition to any rights and remedies of IDB provided by law, IDB shall have the right, without prior notice to the Company, any such notice being expressly waived by the Company to the extent permitted by applicable law, upon any amount becoming due and payable by the Company hereunder, under the Notes or under the Pagarés (whether at the stated maturity, by acceleration or otherwise) to set-off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by IDB or any branch or agency thereof to or for the credit or the account of the Company. IDB agrees promptly to notify the Company after any such set-off and application made by IDB, provided that the failure to give such notice shall not affect the validity of such set-off and application.

9.15 Second 1999 IDB Loan Agreement. Upon its effectiveness, the terms and conditions of this Agreement fully supersede the terms and conditions of the Second 1999 IDB Loan Agreement and all rights and obligations of IDB and the Company under the Second 1999 IDB Loan Agreement shall be deemed amended and restated in their entirety by the rights and obligations set forth in this Agreement and be governed by the provisions of this Agreement without novation.

9.16 Survival. All representations and warranties made in this Agreement and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement, the Notes and the Pagarés.

IN WITNESS WHEREOF, the parties hereto, acting through their duly authorized representatives, have caused this Amended and Restated Loan Agreement to be signed in their respective names, as of the date first above written.

TRANSPORTADORA DE GAS DEL SUR S.A.

By:

Authorized Representative

By:

Authorized Representative

INTER-AMERICAN DEVELOPMENT BANK

By:

Authorized Representative

EXHIBIT A-1
Loan Control No.: 1129/OC-AR

[FORM OF PROMISSORY NOTE]

A2-A LOAN

US$11,570,000.00 December 15, 2004

FOR VALUE RECEIVED, the undersigned, TRANSPORTADORA DE GAS DEL SUR S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "Company"), hereby unconditionally promises to pay to the INTER-AMERICAN DEVELOPMENT BANK ("IDB"), or its order, in lawful money of the United States of America and in immediately available funds, the principal amount of ELEVEN MILLION, FIVE HUNDRED AND SEVENTY THOUSAND DOLLARS (US$11,570,000.00). Such principal amount shall be repaid in the amounts and on the dates specified in Section 3.2(a) of the Loan Agreement (as defined below), subject to adjustment in the manner specified in the Loan Agreement.

The Company further agrees to pay interest on the unpaid principal amount outstanding hereunder in like money at the rates, on the dates and in the manner specified in Sections 3.11(a)(i) and 3.11(b) of the Loan Agreement. In addition, the Company promises to pay, upon demand, interest on any principal, interest (to the extent permitted by applicable law), premium and any other amount due hereunder or under the Loan Agreement which is not paid when due, from the date on which such amount is due until (but not including) the date such amount is paid in full, at such interest rates as are specified in, and subject to the limitations specified in, Section 3.7 of the Loan Agreement.

The Company hereby authorizes the holder of this Note to record on Schedule I annexed hereto and made a part hereof or on a continuation hereof which shall be attached hereto and made a part hereof the date and amount of each payment or prepayment of principal in respect of the A2-A Loan made pursuant to the Loan Agreement, all in accordance with the terms of the Loan Agreement, which recordation shall constitute *prima facie* evidence of the accuracy of the information recorded; provided, however, that the failure to make any such recordation shall not affect the obligations of the Company in respect of the A2-A Loan and the repayment of the Loan and this Note.

This Note is one of the Notes referred to in the Amended and Restated Loan Agreement (as amended or supplemented from time to time, the "Loan Agreement") dated as of December 15, 2004, between the Company and IDB and is entitled to the benefits thereof, is secured as provided therein and is subject to optional and mandatory prepayment as set forth therein. Terms defined in the Loan Agreement are used herein with their defined meanings unless otherwise defined herein.

Upon the occurrence of any one or more of the Events of Default specified in the Loan Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Loan Agreement.

All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

The failure of the holder of this Note to exercise any of its rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.

IDB agrees that any payment of principal of, or interest on, the Loans or the *Pagarés*, shall be deemed to be a payment under both the Notes and the *Pagarés*.

This Note is subject to the terms and conditions of the Loan Agreement.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES THEREOF RELATING TO CONFLICTS OF LAW OTHER THAN SECTION 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

TRANSPORTADORA DE GAS DEL SUR S.A.

By:______________________________________
Name:
Title:

By:______________________________________
Name:
Title:

REPAYMENTS OF THE A2-A LOAN

Date	Amount of A2-A Loan Repaid	Unpaid Principal Balance of A2-A Loan	Notation Made By

EXHIBIT B-1
Loan Control No.: 1129/OC-AR

[FORM OF PROMISSORY NOTE]

B2-A LOAN

US$34,710,000.00 December 15, 2004

FOR VALUE RECEIVED, the undersigned, TRANSPORTADORA DE GAS DEL SUR S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "Company"), hereby unconditionally promises to pay to the INTER-AMERICAN DEVELOPMENT BANK ("IDB"), or its order, in lawful money of the United States of America and in immediately available funds, the principal amount of THIRTY-FOUR MILLION, SEVEN HUNDRED AND TEN THOUSAND DOLLARS (US$34,710,000.00). Such principal amount shall be repaid in the amounts and on the dates specified in Section 3.2(b) of the Loan Agreement (as defined below), subject to adjustment in the manner specified in the Loan Agreement.

The Company further agrees to pay interest on the unpaid principal amount outstanding hereunder in like money at the rates, on the dates and in the manner specified in Sections 3.11(a)(ii) and 3.11(b) of the Loan Agreement. In addition, the Company promises to pay, upon demand, interest on any principal, interest (to the extent permitted by applicable law), premium and any other amount due hereunder or under the Loan Agreement which is not paid when due, from the date on which such amount is due until (but not including) the date such amount is paid in full, at such interest rates as are specified in, and subject to the limitations specified in, Section 3.7 of the Loan Agreement.

The Company hereby authorizes the holder of this Note to record on Schedule I annexed hereto and made a part hereof or on a continuation hereof which shall be attached hereto and made a part hereof the date and amount of each payment or prepayment of principal in respect of the B2-A Loan made pursuant to the Loan Agreement, all in accordance with the terms of the Loan Agreement, which recordation shall constitute *prima facie* evidence of the accuracy of the information recorded; provided, however, that the failure to make any such recordation shall not affect the obligations of the Company in respect of the B2-A Loan and the repayment of the Loan and this Note.

This Note is one of the Notes referred to in the Amended and Restated Loan Agreement (as amended or supplemented from time to time, the "Loan Agreement") dated as of December 15, 2004, between the Company and IDB and is entitled to the benefits thereof, is secured as provided therein and is subject to optional and mandatory prepayment as set forth therein. Terms defined in the Loan Agreement are used herein with their defined meanings unless otherwise defined herein.

Upon the occurrence of any one or more of the Events of Default specified in the Loan Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Loan Agreement.

All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

The failure of the holder of this Note to exercise any of its rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.

IDB agrees that any payment of principal of, or interest on, the Loans or the *Pagarés*, shall be deemed to be a payment under both the Notes and the *Pagarés*.

This Note is subject to the terms and conditions of the Loan Agreement.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES THEREOF RELATING TO CONFLICTS OF LAW OTHER THAN SECTION 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

TRANSPORTADORA DE GAS DEL SUR S.A.

By:_____________________________________
Name:
Title:

By:_____________________________________
Name:
Title:

REPAYMENTS OF THE B2-A LOAN

Date	Amount of B2-A Loan Repaid	Unpaid Principal Balance of B2-A Loan	Notation Made By

EXHIBIT C-1
Loan Control No.: 1129/OC-AR

[FORM OF PROMISSORY NOTE]

A2-BA LOAN

US$10,680,000.00 December 15, 2004

FOR VALUE RECEIVED, the undersigned, TRANSPORTADORA DE GAS DEL SUR S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "Company"), hereby unconditionally promises to pay to the INTER-AMERICAN DEVELOPMENT BANK ("IDB"), or its order, in lawful money of the United States of America and in immediately available funds, the principal amount of TEN MILLION, SIX HUNDRED AND EIGHTY THOUSAND DOLLARS (US$10,680,000.00). Such principal amount shall be repaid in the amounts and on the dates specified in Section 3.2(c) of the Loan Agreement (as defined below), subject to adjustment in the manner specified in the Loan Agreement.

The Company further agrees to pay interest on the unpaid principal amount outstanding hereunder in like money at the rates, on the dates and in the manner specified in Sections 3.11(a)(iii) and 3.11(b) of the Loan Agreement. In addition, the Company agrees to pay B-A UIP Interest at the rates, on the dates and in the manner specified in Section 3.11(c) of the Loan Agreement. In addition, the Company promises to pay, upon demand, interest on any principal, interest (to the extent permitted by applicable law), premium and any other amount due hereunder or under the Loan Agreement which is not paid when due, from the date on which such amount is due until (but not including) the date such amount is paid in full, at such interest rates as are specified in, and subject to the limitations specified in, Section 3.7 of the Loan Agreement.

The Company hereby authorizes the holder of this Note to record on Schedule I annexed hereto and made a part hereof or on a continuation hereof which shall be attached hereto and made a part hereof the date and amount of each payment or prepayment of principal in respect of the A2-BA Loan made pursuant to the Loan Agreement, all in accordance with the terms of the Loan Agreement, which recordation shall constitute *prima facie* evidence of the accuracy of the information recorded; provided, however, that the failure to make any such recordation shall not affect the obligations of the Company in respect of the A2-BA Loan and the repayment of the Loan and this Note.

This Note is one of the Notes referred to in the Amended and Restated Loan Agreement (as amended or supplemented from time to time, the "Loan Agreement") dated as of December 15, 2004, between the Company and IDB and is entitled to the benefits thereof, is secured as provided therein and is subject to optional and mandatory prepayment as set forth therein. Terms defined in the Loan Agreement are used herein with their defined meanings unless otherwise defined herein.

Upon the occurrence of any one or more of the Events of Default specified in the Loan Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Loan Agreement.

All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

The failure of the holder of this Note to exercise any of its rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.

IDB agrees that any payment of principal of, or interest on, the Loans or the *Pagarés*, shall be deemed to be a payment under both the Notes and the *Pagarés*.

This Note is subject to the terms and conditions of the Loan Agreement.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES THEREOF RELATING TO CONFLICTS OF LAW OTHER THAN SECTION 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

TRANSPORTADORA DE GAS DEL SUR S.A.

By:______________________________________
Name:
Title:

By:______________________________________
Name:
Title:

SCHEDULE I
TO EXHIBIT C-1

REPAYMENTS OF THE A2-BA LOAN

Date	Amount of A2-BA Loan Repaid	Unpaid Principal Balance of A2-BA Loan	Notation Made By

EXHIBIT D-1
Loan Control No.: 1129/OC-AR

[FORM OF PROMISSORY NOTE]

B2-BA LOAN

US$32,040,000.00 December 15, 2004

FOR VALUE RECEIVED, the undersigned, TRANSPORTADORA DE GAS DEL SUR S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "Company"), hereby unconditionally promises to pay to the INTER-AMERICAN DEVELOPMENT BANK ("IDB"), or its order, in lawful money of the United States of America and in immediately available funds, the principal amount of THIRTY-TWO MILLION, FORTY THOUSAND DOLLARS (US$32,040,000.00). Such principal amount shall be repaid in the amounts and on the dates specified in Section 3.2(d) of the Loan Agreement (as defined below), subject to adjustment in the manner specified in the Loan Agreement.

The Company further agrees to pay interest on the unpaid principal amount outstanding hereunder in like money at the rates, on the dates and in the manner specified in Sections 3.11(a)(iv) and 3.11(b) of the Loan Agreement. In addition, the Company agrees to pay B-A UIP Interest at the rates, on the dates and in the manner specified in Section 3.11(c) of the Loan Agreement. In addition, the Company promises to pay, upon demand, interest on any principal, interest (to the extent permitted by applicable law), premium and any other amount due hereunder or under the Loan Agreement which is not paid when due, from the date on which such amount is due until (but not including) the date such amount is paid in full, at such interest rates as are specified in, and subject to the limitations specified in, Section 3.7 of the Loan Agreement.

The Company hereby authorizes the holder of this Note to record on Schedule I annexed hereto and made a part hereof or on a continuation hereof which shall be attached hereto and made a part hereof the date and amount of each payment or prepayment of principal in respect of the B2-BA Loan made pursuant to the Loan Agreement, all in accordance with the terms of the Loan Agreement, which recordation shall constitute *prima facie* evidence of the accuracy of the information recorded; provided, however, that the failure to make any such recordation shall not affect the obligations of the Company in respect of the B2-BA Loan and the repayment of the Loan and this Note.

This Note is one of the Notes referred to in the Amended and Restated Loan Agreement (as amended or supplemented from time to time, the "Loan Agreement") dated as of December 15 2004, between the Company and IDB and is entitled to the benefits thereof, is secured as provided therein and is subject to optional and mandatory prepayment as set forth therein. Terms defined in the Loan Agreement are used herein with their defined meanings unless otherwise defined herein.

Upon the occurrence of any one or more of the Events of Default specified in the Loan Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Loan Agreement.

All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

The failure of the holder of this Note to exercise any of its rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.

IDB agrees that any payment of principal of, or interest on, the Loans or the *Pagarés*, shall be deemed to be a payment under both the Notes and the *Pagarés*.

This Note is subject to the terms and conditions of the Loan Agreement.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES THEREOF RELATING TO CONFLICTS OF LAW OTHER THAN SECTION 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

TRANSPORTADORA DE GAS DEL SUR S.A.

By:_____________________________________
Name:
Title:

By:_____________________________________
Name:
Title:

SCHEDULE I
TO EXHIBIT D-1

REPAYMENTS OF THE B2-BA LOAN

Date	Amount of B2-BA Loan Repaid	Unpaid Principal Balance of B2-BA Loan	Notation Made By

FORM OF CERTIFICATE OF INCUMBENCY AND AUTHORITY

(SEE SECTION 5.1(E))

[COMPANY LETTERHEAD]

December 15, 2004

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
United States of America

Attention: Manager, Private Sector Department

Ladies and Gentlemen:

Certificate of Incumbency and Authority

With reference to the Amended and Restated Loan Agreement between us, dated as of December 15, 2004 (amending and restating that certain Loan Agreement dated as of November 2, 1999) (the "Loan Agreement"), I, the undersigned [Chairman/Director] of Transportadora de Gas del Sur S.A. (the "Company"), duly authorized to do so, hereby certify that the following are the names, offices and true specimen signatures of the persons each of whom will, and will continue to be authorized to take any action required or permitted to be taken, done, signed or executed under the Loan Agreement or any other agreement to which IDB and the Company may be parties.

Name[10]	Office	Specimen Signature
______________________	______________________	______________________
______________________	______________________	______________________
______________________	______________________	______________________
______________________	______________________	______________________
______________________	______________________	______________________

You may assume that any such person continues to be so authorized until you receive authorized written notice from the Company that they are, or any of them, is no longer so authorized.

Yours truly,

TRANSPORTADORA DE GAS DEL SUR S.A
By: ______________________________
Name:
Title: Authorized Representative

[10] Designations may be changed by the Company at any time with the consent of IDB, such consent not to be unreasonably withheld, by issuing a new Certificate of Incumbency and Authority authorized by the Board of Directors of the Company.

FORM OF CONFIDENTIALITY PROVISIONS

Section [___]. Confidential Information. Capitalized terms used in this Section [___], unless otherwise indicated, shall have the meaning specified in the Amended and Restated Loan Agreement dated [ ] (as amended or supplemented from time to time, the "Loan Agreement"), between Transportadora de Gas del Sur S.A. and the Inter-American Development Bank.

(a) The [Recipient] agrees that it will maintain the confidentiality of all Confidential Information (as defined below) in accordance with procedures adopted by it in good faith to protect confidential information of third parties delivered to it, provided that it may deliver or disclose Confidential Information to (i) its directors, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of its Participation), (ii) its financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section [__], (iii) IDB, (iv) any holder of any Participation, (v) any other Person to whom it sells or offers to sell such Participation or any part thereof or any portion thereof (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section [___]), (vi) any Person from whom it offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section [___]), (vii) any federal or state regulatory authority having jurisdiction over it, (viii) the National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about the Recipient's investment or loan portfolio or (ix) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to it, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which it is a party or (z) if an Event of Default has occurred and is continuing, to the extent it may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under the Participation Agreement related to the Participation and to which it is party.

(b) As used herein, "Confidential Information" means information delivered to the [Recipient] by or on behalf of or through the ING Baring Furman Selz LLC ("Arranger") or IDB or by or on behalf of the Company in connection with the transactions contemplated by or otherwise pursuant to the Loan Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by the [Recipient] as being confidential information of the Company, provided that such term does not include information that (i) was publicly known or otherwise known to the [Recipient] prior to the time of such disclosure, (ii) subsequently becomes publicly known through no act or omission by the [Recipient] or any person acting on its behalf, (iii) otherwise becomes known to the [Recipient] other than through disclosure by the Company or by or on behalf of or through the Arranger, IDB or any holder of any Participation or (iv) constitutes financial statements delivered to the [Recipient] under Section 4.8 of the Participation Agreement that are otherwise publicly available.

EXHIBIT I

FORM OF AUTHORIZATION TO THE AUDITORS

(SEE SECTIONS 5.1(D) AND 6.1(I) OF THE LOAN AGREEMENT)

[COMPANY LETTERHEAD]

December 15, 2004

[NAME OF AUDITORS]
[ADDRESS]

Ladies and Gentlemen:

We hereby authorize and request you to give to the Inter-American Development Bank of 1300 New York Avenue, N.W., Washington, D.C. 20577, United States of America ("IDB"), the information specified herein with regard to the financial statements of the undersigned Company, both audited and unaudited. We have agreed to supply that information and those statements under the terms of the Loan Agreement between the undersigned Company and IDB dated December 15, 2004 (the "Loan Agreement"). For your information we enclose a copy of the Loan Agreement.

We authorize and request you to send to IDB two copies of the year-end audited and quarterly unaudited financial information of the undersigned Company and its Subsidiaries required to be provided under Sections 6.l(d)(i) and (ii) of the Loan Agreement, consisting of consolidated balance sheets, statements of income and retained earnings and statements of cash flows, together with a full report thereon by you in the case of year-end information, all in the manner and to the extent required of the undersigned Company under Sections 6.l(d)(i) and 6.1(d)(ii) of the Loan Agreement. Our authorization and request shall not extend to any financial information of the undersigned Company not expressly required to be provided under the Loan Agreement.

Please note that under Sections 6.1(e)(i) and 6.l(e)(vi) of the Loan Agreement, we are also obliged to provide IDB with:

(a) concurrently with the delivery of the financial statements required to be provided under Sections 6.1(d)(i) and (ii), a report by you certifying as to the Consolidated Debt Ratio and Consolidated Coverage Ratio with respect to the Company as of the date of the related financial statements; and

(b) promptly following receipt thereof by the Company or any Subsidiary, a copy of any management letter or other communication from you to the Company or any Subsidiary in relation to the Company's or such Subsidiary's financial, accounting and other systems, management or accounts.

Please also submit two copies of each such communication and report to IDB with the Company's audited consolidated financial statements.

We are also obligated to permit IDB, at any time after the occurrence and during the continuance of an Event of Default or Potential Event of Default, to discuss the business, operations, properties and other financial and other information relating to the undersigned Company and its Subsidiaries with the Company’s auditors. We hereby authorize you, upon receipt by you of any notice from IDB that an Event of De fault or Potential Default shall have occurred and is continuing, to meet with IDB and to provide to IDB all such information as IDB may reasonably request, provided that either you or IDB shall have invited the Company to attend any such meeting prior to the occurrence thereof.

For our records, please ensure that you send to us a copy of every letter which you receive from IDB immediately upon receipt and a copy of each reply made by you immediately upon the issue of that reply.

Yours truly,

TRANSPORTADORA DE GAS DEL SUR S.A.
By: ____
Name:
Title: Authorized Representative

EXHIBIT K

[Company's letterhead]

NOTICE OF OPTIONAL PREPAYMENT

To the Inter-American Development Bank:

TRANSPORTADORA DE GAS DEL SUR S.A.
US$[___]
TRANCHE [ ] LOAN

NOTICE IS HEREBY GIVEN that, pursuant to Section 3.12(d) of the Amended and Restated Loan Agreement, dated as of December 15, 2004, by and between Transportadora de Gas del Sur S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "**Company**") and the Inter-American Development Bank ("**IDB**") (the "**Loan Agreement**"), and pursuant to the terms of the Loan Agreement, the Company will prepay (an "**Optional Prepayment**") on [___] (the "**Prepayment Date**"), US$[___][11] of the outstanding principal amount of the Tranche [ ] Loan [(which constitutes 100% of the Tranche [ ] Loan outstanding)][12] at a prepayment price equal to [___]% of the principal amount thereof (the "**Prepayment Price**"), together with accrued interest and all other Obligations due with respect to such principal amount to but excluding the Prepayment Date[; *provided*, that the Company may prepay more or less than US$[__] of the outstanding principal amount of the Tranche [ ] Loan, based on the principal amount that IDB (under the Loan Agreement and the Other IDB Loan Agreement) and the holders of the Series [ ] Notes and the Series [__]-P Notes accept for prepayment or redemption, as described below][13]. Capitalized terms used but not defined herein shall have the meanings specified in the Loan Agreement.

As required by Section 3.12(d)(vi) of the Loan Agreement, in addition to electing to prepay the Tranche [ ] Loan, the Company has also elected to prepay or redeem [a corresponding proportion][100%] of the Series [ ] Notes and the Series [__]-P Notes and to prepay [a corresponding proportion][100%] of the Tranche [__] Loan under the Other IDB Loan Agreement. The Tranche [ ] Loan, the Series [ ] Notes, the Series [__]-P Notes and the Tranche [__] Loan under the Other IDB Loan Agreement are collectively referred to herein as the "**Tranche [__] Debt Obligations**." The aggregate principal amount of the Tranche [__] Debt Obligations that the Company will prepay and redeem is US$[____] (the "**Aggregate Prepayment Amount**"). The related optional redemption notices provided to holders of the Series [ ] Notes and Series [ ]-P Notes are attached hereto as Annexes A and B.

[Subject to the Company's Optional Prepayment Reallocation Right set forth in Section 3.12(f) of the Loan Agreement, you have the right to refuse to have the Tranche [ ] Loan included in the Company's Optional Prepayment, in whole or in part, by delivering a Refusal Notice to the Company in the form attached as Annex C to this notice, in the manner set forth therein, by no later than [date].[14] **If the Company does not receive a Refusal Notice from you by [date], you will be deemed to have elected to tender up to 100% of the Tranche [ ] Loan held by you for prepayment by the Company**.

If the aggregate principal amount of Tranche [__] Debt Obligations that holders of the Series [ ] Notes, the Series [_]-P Notes and IDB (under both the Loan Agreement and the Other Loan Agreement) (collectively, the "**Accepting Holders**") accept for redemption or prepayment, as the case may be, exceeds the Aggregate Prepayment Amount, the Company will allocate such Aggregate Prepayment Amount among the Accepting Holders on a pro rata basis in proportion to the principal amount of Tranche [_] Debt Obligations such Accepting Holders have accepted for redemption or prepayment, as the case may be.

If the Aggregate Prepayment Amount exceeds the aggregate principal amount of Tranche [_] Debt Obligations that Accepting Holders have accepted for redemption or prepayment, as the case may be (such excess amount, the "**Excess Amount**"), then on the Prepayment Date, the Company will redeem or prepay, as the case may be, the amount such Accepting Holders have accepted for redemption or prepayment. If there is an Excess Amount, the Company may (a) provide a notice of such Excess

[11] Amount to be filled in will be IDB's pro rata share of the aggregate amount of Tranche [__] Debt Obligations to be prepaid or redeemed.

[12] Include if prepayment and redemption is for all of the Tranche [ ] Debt Obligations.

[13] Include proviso only for partial prepayment.

[14] Date to be filled will be date that is 20 Business Days from the date of the notice.

Amount to the Refusing Holders and (b) by no later than [date],[15] provide a notice of its exercise of its Optional Prepayment Reallocation Right, each as set forth in Section 3.12(f) of the Loan Agreement. **Accordingly, if there is an Excess Amount, you may receive further notices from the Company regarding the Excess Amount and the Company's exercise of its Optional Prepayment Reallocation Right.**][16]

All questions regarding this Notice of Prepayment should be directed to the Company by telephoning [___] at [___].

TRANSPORTADORA DE GAS DEL SURE S.A.

Dated: ___________

[15] Date to be filled in will be date that is 15 days prior to the Redemption Date.
[16] Include only for partial prepayment.

Annex A to Exhibit K

[Attach optional redemption notice for Series [ ] Notes.]

Annex B to Exhibit K

[Attach optional redemption notice for Series [ ]-P Notes.]

REFUSAL NOTICE

Transportadora de Gas del Sur S.A.
Don Bosco 3672, 5th Floor
1206 Buenos Aires
Argentina

Re: Optional Prepayment of US$[__] principal amount of Tranche [ ] Loan (consisting of the A2-[ ] Loan and B2-[ ] Loan])

Ladies and Gentlemen:

Reference is hereby made to the Notice of Optional Prepayment (the "**Notice**"), dated [___] from Transportadora de Gas del Sur S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "**Company**"), to the Inter-American Development Bank ("**IDB**"), pursuant to which the Company provided notice of its election to exercise an Optional Prepayment of the Tranche [ ] Loan pursuant to Section 3.12 of the Amended and Restated Loan Agreement dated as of December 15, 2004 between the Company and IDB (the "**Loan Agreement**") (amending and restating that certain Loan Agreement dated as of November 2, 1999). Capitalized terms used but not defined herein shall have the meanings specified in the Loan Agreement.

Pursuant to Section 3.12(f) of the Loan Agreement, IDB hereby provides notice of its election to exercise its Refusal Right in respect of the following principal amount of the Tranche [ ] Loan held by IDB:

US$________________________ (the "**Refused Amount**")

IDB acknowledges that, if the Refused Amount constitutes less than the full principal amount of the Tranche [ ] Loan held by IDB, it accepts for prepayment by the Company the remaining principal amount of the Tranche [ ] Loan held by IDB. IDB further acknowledges that it shall not be entitled to payment of any prepayment price in respect of the Refused Amount that is not prepaid.

Very truly yours,

By: ______________________________
Name:
Title:

IDB ENVIRONMENTAL GUIDELINES

During the term of the Loan, the Company must comply with the guidelines listed below:

1. The Company shall consult with IDB before approving and implementing any aspect of the Investment Program which would result in any material environmental or social impact.

2. The Company shall notify IDB in writing, within 30 days after the Company becomes aware, or should reasonably have become aware, of (i) any material non-compliance with the Environmental Requirements, (ii) any material environmental, health or safety problem relating to its Properties or the works constituting the Investment Program, (iii) any material environmental claim made against the Company or any Subsidiary by any Person or (iv) any material complaint registered against the Company by any Person relating to the environment, health or safety in connection with any of the Company's Properties or any project constituting part of the Investment Program, in each case, such notification to include a description of the situation (e.g., extent, magnitude, impact), the cause of such situation, proposed corrective or remedial actions, details of any actions already taken and a proposed schedule for future remedial action.

3. The Company shall use its best efforts to maintain ISO 14001 certification.

4. The Company shall cause thorough environmental impact assessments to be prepared in connection with any project or subproject undertaken by the Company or any Subsidiary at any time during the life of the loan that could potentially have a significant adverse social or environmental impact. All environmental impact assessments that are prepared for any such project or subproject shall comply in all respects with all ENARGAS environmental requirements. Consultation will be held with the locally affected population with respect to each such project or subproject. Public comment will be taken into consideration in any revisions to the mitigation plan produced with respect to such project or subproject.

5. If any resettlement or expropriation is required in connection with any project or subproject that will constitute a part of the Investment Program, the Company will comply fully with IDB's Policy on Involuntary Resettlement (dated August 1998).

6. IDB shall have received by May 1, 2005, in form and substance reasonably acceptable to IDB, a written procedure and evidence of implementation thereof (including without limitation any necessary training, and incorporation into the Company's Environmental Management System) related to the development of an environmental impact assessment, public disclosure and public consultation related to any project or subproject undertaken by the Company or any Subsidiary at any time during the life of the Loan that could potentially have a significant adverse social or environmental impact (pursuant to clause 4 of this Annex B-1) and such procedure shall include, at a minimum, a clear description of when such an environmental impact assessment and public disclosure and consultation is required, content and method to prepare an environmental impact assessment, approaches to identify the relevant project stakeholders, methods for public disclosure of the environmental impact assessment, and methods to perform public consultation, and procedures to take into consideration comments received.

7. IDB shall have received by March 1, 2005, in form and substance reasonably acceptable to IDB, a written procedure for specific, on-site inspection of environmental, health and safety issues associated with all projects in order to ensure that Company employees and any contractors are complying with all applicable environmental, social and health and safety requirements (including without limitation, Environmental Laws, any applicable environmental protection and mitigation plans, and Environmental Requirements), and such procedure shall state the recommended frequency and form of such inspections, requirements for inspectors, chain-of-command for reporting of inspection results, and form of confirming necessary corrective actions have been implemented to resolve issues identified.

8. Prior to March 1, 2005, the Company shall have entered into a three-party agreement with IDB and an environmental consultant reasonably acceptable to both IDB and TGS, based in Argentina, through which the environmental consultant shall annually assist IDB in monitoring the Company's compliance with the Environmental Guidelines in this Annex B and all other environmental and social requirements of this Agreement, throughout the life of this Agreement. Reasonable costs of the environmental consultant shall be paid by the Company.

ANNEX C

EARLY CASH SURPLUS AMORTIZATION

(1) *General.* In accordance with Section 3.13(b) and subject to and in accordance with the terms and conditions set forth in paragraphs 2 through 9 below, the Company shall apply a portion of its Cash Surplus, if any, to pay amounts ("Early Amortization Amounts") in respect of outstanding principal of the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be, with respect to each Fiscal Year, or portion thereof, occurring during the period from and including December 15, 2004 to and including December 14, 2010 (the "Applicable Amortization Period"). Capitalized terms used and not defined in this Annex C have the meaning specified in Section 1.1 of the Amended and Restated Loan Agreement dated as of December 15, 2004 (as amended or supplemented from time to time, the "Agreement"), between Transportadora de Gas del Sur S.A. and the Inter-American Development Bank, of which this Annex C is a part.

(2) *Early Amortization Periods.*

(a) *Initial, Annual and Final Periods.* The Company shall determine whether Early Amortization Amounts are payable in respect of the following periods occurring during the Applicable Amortization Period:

(i) the period from and including December 15, 2004 to and including December 31, 2004 (the "Initial Partial Fiscal Year");

(ii) each full Fiscal Year occurring thereafter during the Applicable Amortization Period (each, an "Applicable Fiscal Year"); and

(iii) the period from and including January 1, 2010 to and including December 14, 2010 (the "Final Partial Fiscal Year"); and

(b) *Semi-Annual Period.* If the Company makes a semi-annual Restricted Payment (other than the payment of a Management Fee) in any Applicable Fiscal Year, the Company shall also determine whether Early Amortization Amounts are payable in respect of the first two fiscal quarters of such Applicable Fiscal Year (each, a "Semi-Annual Fiscal Period"); and

(c) *Quarterly Period.* The Company may, at its sole election, determine and pay Early Amortization Amounts in respect of any fiscal quarter of an Applicable Fiscal Year, the Initial Partial Fiscal Year or the Final Partial Fiscal Year (each, a "Quarterly Fiscal Period," and, together with the Initial Partial Fiscal Year, the Applicable Fiscal Years, the Final Partial Fiscal Year and any Semi-Annual Fiscal Period each, an "Early Amortization Period").

(3) *Priority of Early Amortization Payments.* On any Early Amortization Payment Date, the aggregate Early Amortization Amount will be applied as follows: (i) first to the outstanding Tranche A Debt Obligations, on a pro rata basis, until such Tranche A Debt Obligations are no longer outstanding and (ii) next to the outstanding Tranche B Debt Obligations, on a pro rata basis, until such Tranche B Debt Obligations are no longer outstanding.

(4) *Calculation of Aggregate Early Amortization Amount.* The aggregate Early Amortization Amount, if any, that the Company will pay to holders of the Tranche A Debt Obligations or, if no Tranche A Debt Obligations are outstanding, to holders of the Tranche B Debt Obligations on the applicable Early Amortization Payment Date in respect of an Early Amortization Period for which the Company is required to or elects to pay an Early Amortization Amount shall be determined as follows:

(a) *Initial Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of the Initial Partial Fiscal Year (the "Initial Early Amortization Amount") will be equal to the *product* of (x) Adjusted Cash Surplus determined by reference to Cash as of December 31, 2004 and (y) 0.047;

(b) *Annual Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of an Applicable Fiscal Year (each, an "Annual Early Amortization Amount") will be equal to Adjusted Cash Surplus determined by reference to Cash as of December 31st of the Applicable Fiscal Year in respect of which such Annual Early Amortization Amount is being paid;

(c) *Semi-Annual Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of a Semi-Annual Fiscal Period (each, a "Semi-Annual Early Amortization Amount") will be equal to Adjusted Cash Surplus determined by reference to Cash as of the last day of the Semi-Annual Fiscal Period in respect of which such Semi-Annual Early Amortization Amount is being paid;

(d) *Quarterly Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of a Quarterly Fiscal Period (each, a "Quarterly Early Amortization Amount") will be equal to Adjusted Cash Surplus determined by reference to Cash as of the last day of the fiscal quarter in respect of which such Quarterly Early Amortization Amount is being paid; and

(e) *Final Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of the Final Partial Fiscal Year (the "Final Early Amortization Amount") will be equal to the *product* of (x) Adjusted Cash Surplus determined by reference to Cash as of December 31, 2010, and (y) 0.967.

(5) *Early Amortization Payment Dates*. The Early Amortization Payment Dates shall be as set forth below:

(a) *Initial Early Amortization Payment Date*: The Company will pay the Initial Early Amortization Amount on the earlier of (i) the first Interest Payment Date following the Shareholders' Meeting Date occurring in 2005 and (ii) May 1, 2005; provided, however, that if the relevant Shareholders' Meeting Date occurs on or after April 30, 2005 due to a Permitted Extension, then the date on which the Company will pay the Initial Early Amortization Amount will be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date; provided, further, that if the Company exercises its option to determine the Initial Early Amortization Amount based on its unaudited consolidated financial statements, the Company will pay the Initial Early Amortization Amount on May 1, 2005 (such date, the "Initial Early Amortization Payment Date");

(b) *Annual Early Amortization Payment Date*: The Company will pay the Annual Early Amortization Amount in respect of an Applicable Fiscal Year on the earlier of (i) the first Interest Payment Date following the Shareholders' Meeting Date occurring in the Fiscal Year subsequent to such Applicable Fiscal Year and (ii) May 1st of the Fiscal Year subsequent to such Applicable Fiscal Year; provided, however, that if the relevant Shareholders' Meeting Date occurs on or after April 30th of the Fiscal Year subsequent to such Applicable Fiscal Year due to a Permitted Extension, then the date on which the Company will pay the Annual Early Amortization Amount in respect of such Applicable Fiscal Year will be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date; provided, further, that if the Company exercises its option to determine an Annual Early Amortization Amount based on its unaudited consolidated financial statements, the Company will pay such Annual Early Amortization Amount on May 1st of the Fiscal Year subsequent to such Applicable Fiscal Year (such date, the "Annual Early Amortization Payment Date");

(c) *Semi-Annual Early Amortization Payment Date*: If required to pay a Semi-Annual Early Amortization Amount in respect of a Semi-Annual Fiscal Period pursuant to paragraph 2(b) above, the Company will pay the Semi-Annual Early Amortization Amount in respect of such Semi-Annual Fiscal Period on or prior to the date that the Company makes the relevant semi-annual Restricted Payment (such date, the "Semi-Annual Early Amortization Payment Date");

(d) *Quarterly Early Amortization Payment Date*: If the Company, in its sole discretion, elects to pay a Quarterly Early Amortization Amount with respect to any Quarterly Fiscal Period, the Company will pay such Quarterly Early Amortization Amount in respect of such Quarterly Fiscal Period on the first Interest Payment Date following the end of the fiscal quarter in respect of which such Quarterly Early Amortization Amount is being paid; provided, that if consolidated financial statements in respect of such fiscal quarter are not available on such Interest Payment Date, the Company will pay such Quarterly Early Amortization Amount on the following Interest Payment Date (each such date, a "Quarterly Early Amortization Payment Date");

(e) *Final Early Amortization Payment Date*: The Company will pay the Final Early Amortization Amount on the earlier of (i) the first Interest Payment Date following the Shareholders' Meeting Date occurring in 2011 and (ii) May 1, 2011; provided, however, that if the relevant Shareholders' Meeting Date occurs on or after April 30, 2011 due to a Permitted Extension, then the date on which the Company will pay the Final Early Amortization Amount will be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date; provided, further, that if the Company exercises its option to determine the Final Early Amortization Amount based on its unaudited consolidated financial statements, the Company will pay the Final Early Amortization Amount on May 1, 2011 (such date, the "Final Early Amortization Payment Date" and, together with the Initial Early Amortization Payment Date, the Annual Early Amortization Payment Dates, the Semi-Annual Early Amortization Payment Dates and the Quarterly Early Amortization Payment Dates, each an "Early Amortization Payment Date").

(6) *[Intentionally Omitted.]*

(7) *Application of Early Amortization Amounts.* Each aggregate Early Amortization Amount that is paid by the Company shall result in an adjustment of the principal amortization schedule for the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be. Each adjustment with respect to an aggregate Early Amortization Amount shall be made as follows:

(a) an amount equal to 50% of each aggregate Early Amortization Amount shall:

(i) reduce the next upcoming scheduled amortization payment on the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be, and

(ii) thereafter reduce each succeeding scheduled amortization payment on the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be;

in each case, allocating such amount ratably as to each such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, in proportion to its aggregate principal amount, after giving effect to any prior reductions in the principal amortization schedule applicable to such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, as a result of the adjustments for aggregate Early Amortization Amounts in accordance with this paragraph 7 in respect of prior Early Amortization Periods, and

(b) an amount equal to 50% of each aggregate Early Amortization Amount shall equally reduce the amount of each of the scheduled amortization payment on the Tranche A Debt Obligations or Tranche B Debt Obligations, as the case may be, beginning with scheduled amortization payments occurring in the first Year in which no scheduled amortization payment has previously been made at the time of payment of such Early Amortization Amount, beginning with Year 4 through the final scheduled amortization date for the Tranche A Debt Obligations or Tranche B Debt Obligations, as the case may be; in each case, ratably as to each such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, in proportion to its aggregate principal amount, after giving effect to any prior reductions in the principal amortization schedule applicable to such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, as a result of the application of aggregate Early Amortization Amounts in accordance with this paragraph 7 in respect of prior Early Amortization Periods.

The Company shall pay to IDB when due, IDB's Pro Rata Share of the Initial Early Amortization Amount, Annual Early Amortization Amount, Semi-Annual Amortization Amount, Quarterly Early Amortization Amount, and Final Early Amortization Amount, as the case may be. Such amounts shall be applied in the manner set forth in this paragraph 7.

(8) *Calculation of Early Amortization Amounts.* All calculations or determinations of the Initial Early Amortization Amount, the Final Early Amortization Amount and any Annual Early Amortization Amount will be made on the relevant Shareholders' Meeting Date (or, if the relevant Shareholders' Meeting Date has not occurred prior to the Initial Early Amortization Payment Date, Final Early Amortization Payment

Date or Annual Early Amortization Date, as the case may be, on April 30th). All calculations or determinations with respect to any Semi-Annual Early Amortization Amount or Quarterly Early Amortization Amount will be made on the Business Day immediately preceding the applicable Early Amortization Payment Date. All calculations or determinations with respect to Early Amortization Amounts will be based on the U.S. Dollar Equivalent of any amount, to the extent necessary for such calculation or determination, as of such date of calculation or determination.

(9) *Reliance on Financial Statements.* The Company shall use (i) audited consolidated financial statements for any calculation or determination of the Initial Early Amortization Amount, the Final Early Amortization Amount, any Semi-Annual Early Amortization Amount and any Annual Early Amortization Amount and (ii) unaudited consolidated financial statements for any calculation or determination of any Quarterly Early Amortization Amount; *provided, however*, that if the date by the which the Company is required to file its audited consolidated financial statements with the CNV is extended by the CNV, the Company may instead use unaudited consolidated financial statements for the calculation or determination of any Early Amortization Amount other than a Semi-Annual Early Amortization Amount. In addition, in computing the Early Amortization Amount, the Company may rely in good faith on the consolidated financial statements that are available on the date of determination, and the Company will use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV.

If the Company determines and pays the Initial Early Amortization Amount, the Final Early Amortization Amount or any Annual Early Amortization Amount based on its unaudited consolidated financial statements, as soon as reasonably practicable after (but in no case more than 10 Business Days after) the date on which the Company's audited consolidated financial statements for the relevant Early Amortization Period are available, the Company will redetermine such Initial Early Amortization Amount, Final Early Amortization Amount or Annual Early Amortization Amount, as the case may be, based on such audited consolidated financial statements and pay an amount equal to any positive difference between the amount so redetermined and the corresponding amount previously paid.

Any action (x) taken in good faith in connection with this covenant in accordance with the requirements hereof or of the Agreement in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant period and (y) deemed to be in violation of the requirements hereof or of the Agreement as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements hereof and of the Agreement.

Schedule 1

TRANSPORTADORA DE GAS DEL SUR S.A.

[INSERT NAME OF SUBORDINATED LENDER]
as a Subordinated Lender
and

any Senior Creditor that is a party hereto

SUBORDINATION AGREEMENT

THIS AGREEMENT is made as of _______ _, 20__ **AMONG**

(1) **TRANSPORTADORA DE GAS DEL SUR S.A.**, a company organized and existing under the laws of the Republic of Argentina ("**TGS**");

(2) **[***Insert full corporate name of subordinated lender***]** a **[***insert type of business entity***]** organized and existing under the laws of **[***insert jurisdiction of incorporation***]** (the "**Subordinated Lender**"); and

(3) any Senior Creditor that is a party to this Agreement.

RECITALS:

WHEREAS, TGS has undertaken a process of restructuring substantially all of its financial indebtedness and in that connection, it has entered into (i) an Indenture with The Bank of New York, as trustee (the "**Trustee**"), and Banco Rio de La Plata S.A., as registrar, paying agent and transfer agent, dated as of December 15, 2004 (the "**Indenture**"), pursuant to which TGS issued Series A Notes due 2010, Series B-A Notes due 2013, Series B-B Notes due 2013, Series A-P Notes due 2010, Series B-A-P due 2013 and Series B-B-P Notes due 2013 (collectively, the "**Senior Notes**") and (ii) two amended and restated loan agreements with **INTER-AMERICAN DEVELOPMENT BANK** ("**IDB**"), as lender, dated as of December 15, 2004 (the "**IDB Loan Agreements**", and together with the Indenture, the "**Senior Debt Agreements**")

WHEREAS, on the terms and subject to the conditions set forth in the Senior Debt Agreements, TGS is permitted to Incur Subordinated Obligations (as defined below);

WHEREAS, pursuant to the Senior Debt Agreements it is a condition precedent to the Incurrence of Subordinated Obligations by TGS that this Agreement becomes effective;

NOW, THEREFORE, to comply with the provisions of the Senior Debt Obligations and for other valuable consideration, receipt whereof is hereby acknowledged, TGS, any Senior Creditor that is a party hereto and the Subordinated Lender hereby agree as follows:

1. DEFINITIONS

1.1 Except as otherwise provided herein, capitalized terms used herein shall have the meanings given to them in the Senior Debt Agreements. In addition, the following terms have the meanings opposite them:

"**Alternative Funding**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

"**B-A UIP Interest**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

"**B-B Interest**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

"**Capital Contribution**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

"**Discharge Date**" means the date on which all amounts payable in respect of the Senior Debt Obligations have been indefeasibly paid in full.

"**Enforcement Date**" means the first date any Enforcement Event occurs.

"**Enforcement Event**" means the acceleration of all or part of the principal amounts or other obligations outstanding under any Senior Debt Agreement.

"**Implementation Date**" shall mean a date on which the IDB Loan Agreements become effective in accordance with their terms and the Senior Notes are issued under the Indenture.

"**Incurrence**" and any correlative terms such as "Incur" shall have the meanings ascribed to such terms in the Senior Debt Agreements.

"**Interest Payment Date**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

"**Insolvency Event**" shall mean any event or circumstances of the type referred to in Section 7.1(e) of the IDB Loan Agreements or Section 5.1(6) or (7) of the Indenture.

"**Local Representative**" shall mean Bruchou, Fernandez Madero, Lombardi & Mitrani, or any other person (legal or natural) selected by the Senior Creditors.

"**Senior Debt Obligations**" means in respect of the Senior Debt Agreements and the financing and other documents entered in connection therewith, the aggregate (without duplication) of:

(i) the aggregate Indebtedness, obligations and liabilities to the provider of credit to TGS under the Senior Debt Agreements, including principal, interest (including interest accrued and unpaid with respect to unpaid principal and interest amounts, B-A UIP Interest and B-B Interest, and default interest thereon, including after the occurrence of an Insolvency Event) fees, premium, charges, expenses, legal fees and other costs, and including without limitation interest that accrues, or would accrue but for the operation of an automatic stay or similar provision, both for periods before and for periods after the commencement of any Insolvency Event irrespective of whether such claim is allowed;

(ii) the expenses, commissions, taxes, legal fees and any other costs as may be incurred by such provider of credit in connection with the creation, perfection, maintenance and enforcement of any security granted by TGS or other persons in respect of such Indebtedness;

(iii) any amount not received by such provider of credit in respect of such indebtedness as a result of payments made in a currency other than that provided for in the respective Loan Agreement or of taxes applied on the payments to or for the account of such provider of credit; and

(iv) damages for which TGS may be held liable to such provider of credit as a result of default by it under its obligations under the Senior Debt Agreements or any other agreement related thereto insofar as such damages exceed the amounts owed by TGS under (i) through (iii) above.

"**Senior Creditors**" shall mean (i) the Trustee and, for purposes of Sections 3.1.2(c), 3.2, 4.12, 6.2, 7.1(2), 7.2 and 7.3 of this Agreement, the holders of the Senior Notes, and (ii) IDB, as lender under the IDB Loan Agreements.

"**Subordinated Obligations**" shall mean all present and future sums, liabilities and obligations whatsoever (actual or contingent) payable, owing, due from or incurred by TGS to the Subordinated Lender the terms of which provide that payments of principal, interest, fees and any other amounts are subordinate to the payment of principal, interest fees and other amounts on Senior Debt Obligations.

"**Tranche B-A Debt Obligations**" shall have the meaning ascribed to such term in the Senior Debt Agreements.

1.2 In this Agreement, unless the context otherwise requires:

(a) headings and underlinings are for convenience only and do not affect the interpretation of this Agreement;

(b) words importing the singular include the plural and vice versa;

(c) the words "hereof", "herein", and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d) a reference to a person includes that person's successors and permitted assigns; and

(e) the term "including" means "including without limitation" and any list of examples following such term shall in no way restrict or limit the generality of the word or provision in respect of which such examples are provided.

2. SUBORDINATED OBLIGATIONS

2.1 Each of TGS and the Subordinated Lender hereby agrees and covenants with IDB and the Trustee that until the Discharge Date (i) any and all Subordinated Obligations shall be subject to the terms and conditions of this Agreement, (ii) in case of conflict between any provision of any Subordinated Obligations and a provision in this Agreement, the relevant provision of this Agreement shall prevail, and (iii) they will ensure that, in addition to any other requirements of this Agreement no amount of principal, interest, fees or other amount shall be payable or prepayable in respect of the Subordinated Obligations, except as expressly permitted under this Agreement.

3. SUBORDINATION

3.1 TGS and the Subordinated Lender hereby agree and covenant, for themselves, their successors and assigns, with IDB and the Trustee that, until the Discharge Date:

3.1.1 The Subordinated Obligations are and shall be expressly subordinated and subject in right of payment to the prior payment in full of all of the Senior Debt Obligations and therefore no payment of principal, interest or any other amount payable in respect of the Subordinated Obligations shall be made except as permitted under Section 3.3;

3.1.2 The Subordinated Lender will not and will ensure that any person on its behalf or appointed by or claiming through it will not:

(a) except as permitted under Section 3.3, permit, ask, demand, take, receive, accelerate, sue for or institute or participate in legal proceedings to recover from TGS, by set-off or in any other manner, payment or prepayment of the whole or any amount payable (whether in respect of principal, interest or otherwise) in respect of the Subordinated Obligations, in cash or in kind or whether by loan or otherwise;

(b) receive, claim or have the benefit of any payment, distribution or security from or on account of TGS or other person in its capacity as a creditor in respect of the Subordinated Obligations;

(c) claim, rank, prove or vote as a creditor of TGS or any other person or their respective estates in competition with the Senior Creditors;

(d) take any security of whatever nature and however described over any property, assets, interests or rights of TGS in its capacity as a creditor in respect of the Subordinated Obligations, and the Subordinated Obligations shall be unsecured;

(e) permit any Subordinated Obligations to be evidenced by an instrument (including an instrument legended as "pagaré") which is transferable by delivery or endorsement and capable of being sued upon by the person holding it for the time being;

(f) exercise any of their rights or remedies (including, without limitation, any set-off or counterclaim) against TGS in respect of the Subordinated Obligations or otherwise; or

(g) otherwise take or omit to take any action or step whereby the subordination of all or any of the Subordinated Obligations contemplated by this Agreement might be impaired, terminated or adversely affected in any material respect.

3.2 The Subordinated Lender agrees that no payment or distribution to the Senior Creditors pursuant to Section 4 or any other provisions of this Agreement shall entitle the Subordinated Lender to exercise any rights of subrogation or claim any right of contribution or indemnity in respect thereof until the Discharge Date. The Subordinated Lender agrees that the subordination provisions contained herein shall not be affected by any action, or failure to act, by IDB or the Trustee which results, or may result, in affecting, impairing or extinguishing any right of reimbursement or subrogation or other right or remedy of the Subordinated Lender.

3.3 Notwithstanding the foregoing, until the Discharge Date, TGS may pay and the Subordinated Lender may receive and retain principal and interest in respect of the Subordinated Obligations, provided that:

3.3.1 With respect to any interest payment, (i) the rate of interest applicable to such interest payment shall not be higher than the rate of interest, as of any date, on the Tranche B-A Debt Obligations, and (ii) such interest payment shall be funded only by (or the source of funding for such interest payment shall be provided by) any of the sources of funding specified in clauses (i), (ii), (iii) and (v) of the definition of Alternative Funding; provided, that with respect to clause (iii) of the definition of Alternative Funding, the relevant Capital Contribution(s) may only be used to pay interest in respect of Subordinated Obligations to the extent such Capital Contribution(s) are made by the controlling shareholders of TGS and are expressly designated by such controlling shareholders for such purpose;

3.3.2 Notwithstanding the provisions of Section 3.3.1, TGS may pay interest on any Subordinated Obligation, by the issuance and delivery to the holders of such Subordinated Obligation of additional Subordinated Obligations; provided, that the issuance of such additional Subordinated Obligations is not prohibited by the Indenture or the IDB Loan Agreements, as the case may be.

3.3.3 With respect to any principal payment, it is made on or after the fourth anniversary of the Implementation Date and shall not be due and payable so long as any Senior Debt Obligation remains outstanding unless such principal payment is made solely with the proceeds of Indebtedness Incurred pursuant to clause (iv) of the definition of "Permitted Indebtedness" in each of the Senior Debt Agreements or funded by any of the sources of funding specified in clauses (ii), (iii) and (v) of the definition of Alternative Funding; provided, that with respect to clause (iii) of the definition of Alternative Funding, the relevant Capital Contribution(s) may only be used to pay principal in respect of Subordinated Obligations to the extent such Capital Contribution(s) are made by the controlling shareholders of TGS and are expressly designated by such controlling shareholders for such purpose

3.3.4 no payment of interest or principal will be made at any time that a Default or an Event of Default under the Indenture or a Potential Event of Default or an Event of Default under any IDB Loan Agreement, as the case may be, has occurred and is continuing under any Senior Debt Agreement; and

3.3.5 any payment of principal and interest on such Subordinated Obligations is made on, or within five (5) Business Days after, the Interest Payment Dates.

4. IN FURTHERANCE OF SUBORDINATION

4.1 If any Insolvency Event occurs, then until the Discharge Date:

4.1.1 the Subordinated Obligations shall (without prejudice to the other provisions of this Agreement having the effect of subordinating the Subordinated Obligations) be subordinate in right of payment to the Senior Debt Obligations;

4.1.2 The Senior Creditors shall receive indefeasible payment in full of all Senior Debt Obligations due or to become due (whether or not an Event of Default has occurred under the Senior Debt Agreements or the amounts outstanding under thereunder (or any of them) have been declared due and payable prior to the date on which they would otherwise have become due and payable) before the Subordinated Lender shall be entitled to receive any payment on account of principal of (or premium, if any) or interest on or other amounts payable in respect of the Subordinated Obligations; and

4.1.3 TGS shall not (without the prior written consent of IDB and the Trustee) make any payment or distribution of any kind or character, whether in cash or in-kind, which may be payable or deliverable in respect of the Subordinated Obligations;

4.2 To the extent permitted by law, IDB and the Trustee are hereby authorized to demand specific performance of this Agreement, whether or not TGS shall have complied with any of the provisions hereof applicable to it, at any time when the Subordinated Lender shall have failed to comply with any of the provisions of this Agreement applicable to it. The Subordinated Lender hereby irrevocably waives any defense based on the adequacy of a remedy at law or otherwise which might be asserted as a bar to such remedy of specific performance or to the posting of any bond, surety or collateral by the moving party.

4.3 TGS and the Subordinated Lender, as applicable, further agree that:

4.3.1 The Subordinated Lender hereby irrevocably authorizes and empowers and grants a proxy to (without imposing any obligation on) IDB and the Trustee in connection with any case under the United States Bankruptcy Code in connection with any Insolvency Event, to demand, sue for, collect and receive every such payment or distribution and give acquittance therefor, to file claims and proofs of claim in any statutory or non-statutory proceeding if the Subordinated Lender shall not have duly filed such claim or proof of claim at least ten (10) days prior to the last day on which such claim or proof of claim may be filed, to vote each of IDB's and the Trustee's ratable share of the full amount of the Subordinated Obligations in its sole discretion in connection with any resolution, arrangement, plan of reorganization, compromise, settlement or extension and to take all such other action (including, without limitation, the right to participate in any composition of creditors and the right to vote IDB's and the Trustee's ratable share of the Subordinated Obligations evidenced by this Agreement at creditors' meetings for the election of trustees, acceptances of plans of reorganization or similar structures (a "Plan") and otherwise), in the name of TGS or the Subordinated Lender, as IDB's and the Trustee's representatives may deem necessary or desirable.

4.3.2 TGS and the Subordinated Lender shall execute and deliver to each of IDB and the Trustee all such further instruments necessary to confirm the foregoing authorization, and all such powers of attorney, proofs of claim, assignments of claim and other instruments, and shall take all such other action as IDB, the Trustee or their representatives may reasonably request in order to enable each of IDB and the Trustee to enforce all claims upon or in respect of their ratable share of the Subordinated Obligations. The Subordinated Lender hereby agrees to execute and deliver to the Local Representative on the date hereof an irrevocable power of attorney substantially in the form of Annex I and further agrees that it will execute and deliver any replacement power of attorney or additional instruments as IDB and/or the Trustee may deem necessary or advisable. TGS shall pay to the Local Representative, in consideration for its appointment under this Agreement, an annual fee of US$5,000 (or prorated portion thereof, in the case of a partial year), payable in arrears at the end of the each anniversary after the date of this Agreement.

4.4. The Subordinated Lender and TGS will cause each instrument evidencing Subordinated Obligations, including any loan agreements and notes issued in connection therewith, to include the following legend (which shall be incorporated to such instrument upon execution or issuance thereof):

"The indebtedness evidenced by this instrument is subordinated to the Senior Debt Obligations (as defined in the Subordination Agreement referred to below) pursuant to, and to the extent provided under, the Subordination Agreement dated as of _______________, 20__ by TGS, the lender hereunder [Law Debenture Trust Company of New York, as trustee on behalf of the holders of TGS' senior notes,] [and Inter-American Development Bank][17]."

Each of TGS and the Subordinated Lender agrees and covenants to mark its accounting books and records in such a manner as shall be effective under applicable law to give proper notice of the effect of this Agreement and to, in the case of any Subordinated Obligation which is not evidenced by any instrument, upon the Trustee's or IDB's request cause such Subordinated Obligation to be evidenced by an appropriate instrument or instruments bearing the legend set forth above.

5. TURNOVER OF UNAUTHORIZED RECOVERIES

5.1 Unauthorized Payments

In the event that, prior to the Discharge Date, the Subordinated Lender receives any payment or other recovery or distribution of any kind or character (in cash or in kind) in respect of the Subordinated Obligations other than as expressly permitted by the terms of this Agreement (whether or not from TGS), each of IDB's and the Trustee's ratable share of such payment or other recovery or distribution shall be received in trust for such party and shall be promptly turned over by the Subordinated Lender (with any necessary endorsement) for application (in the case of cash) to the payment or prepayment of, or to be held as collateral (in all other cases) for, such Senior Debt Obligations and TGS shall mark its books and records, so as to indicate clearly that TGS' obligations in respect of the Subordinated Obligations are subject to the terms of this Agreement.

5.2 Failure of Trust

To the extent that any trust in favor of, or holding of property for, IDB and the Trustee under this Agreement would constitute the creation of a charge that is required to be registered under any applicable law by the Subordinated Lender and such charge has not been registered in accordance with applicable law, or is held for any other reason to be invalid or unenforceable, the Subordinated Lender shall not hold the relevant payment or other recovery or distribution in trust for itself but shall instead, immediately upon receipt of the relevant payment or other recovery or distribution, pay and deliver to IDB or the Trustee, as the case may be, an amount equal to IDB's or the Trustee's ratable share of the amount of the relevant payment or other recovery or distribution (if received or held in cash) or its/their value (if received in kind).

5.3 Perpetuity Period

The perpetuity period for any trust created pursuant to this Agreement shall be twenty (20) years from the date hereof.

5.4 In the event that any payment or a portion thereof made on account of the Senior Debt Obligations is deemed as a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law, and recovered from IDB and/or the Trustee on any of

[17] Include applicable bracketed language only if the Trustee, IDB or both, as the case may be, are parties to the Subordination Agreement.

such grounds, any payment or distribution received by the Subordinated Lender on account of the Subordinated Obligations at any time after the date of the payment so recovered, whether pursuant to the right of subrogation provided for in this Agreement or otherwise, shall be deemed to have been received by the Subordinated Lender in trust as the property of IDB and the Trustee and the Subordinated Lender shall immediately deliver the proceeds of such payment or distribution to IDB or the Trustee for the equal and ratable benefit of IDB and the Trustee.

6. NO TRANSFERS

6.1 The Subordinated Lender may not sell, transfer or assign the Subordinated Obligations to another person, unless (i) the transferee or assignee issues and delivers to the Local Representative a power of attorney substantially in the form of Annex I and (ii) a written notice of such transfer or assignment (indicating the name and address of the assignee and attaching a copy of the instrument or agreement evidencing such assignment or transfer) is provided to each Senior Creditor.

6.2 TGS and the Subordinated Lender agree that any sale, transfer or assignment of the Subordinated Obligations to, or refinancing of the Subordinated Obligations by either of them which does not comply with Section 6.1 shall not be effective or treated as effective vis-à-vis the Senior Creditors.

7. OBLIGATIONS HEREUNDER NOT AFFECTED

7.1 All rights and interests of IDB and the Trustee hereunder, and all agreements and obligations of the Subordinated Lender and TGS hereunder, shall remain in full force and effect, irrespective of:

(a) any lack of validity or enforceability of any provision of any document evidencing the Senior Debt Obligations;

(b) any change in the time, manner or place of payment of, or any term of, all or any of the Senior Debt Obligations, or any other amendment or waiver of or any consent to departure from any of the documents evidencing the Senior Debt Obligations;

(c) any failure of the Senior Creditors to assert any claim or to enforce any right or remedy against any other party hereto under the provisions of this Agreement or the Senior Debt Agreements;

(d) any reduction, limitation, impairment or termination of any obligations of TGS for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to (and TGS hereby waives any right to or claim of) any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, any of the obligations of TGS; and

(e) any other circumstance which might otherwise constitute a defense available to, or a discharge of, TGS in respect of the Senior Debt Obligations or the Subordinated Obligations or the Subordinated Lender in respect of the Subordinated Obligations or this Agreement.

7.2 This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Senior Debt Obligations is rescinded or must otherwise be returned by the Senior Creditors upon the insolvency, bankruptcy or reorganization of TGS, the Subordinated Lender or otherwise, all as though such payment had not been made.

7.3 The Subordinated Lender acknowledges and agrees that the Senior Creditors may, in accordance with their rights under the respective Senior Debt Agreements without notice or demand and without affecting or impairing the Subordinated Lender's obligations hereunder, from time to time: (i) amend or waive any provision of the Senior Debt Agreements or any other transaction or other document entered in connection therewith; (ii) renew, compromise, extend, increase, accelerate or otherwise change the time for payment of, or otherwise change the terms of the Senior Debt Obligations or any part thereof, including, without limitation, to increase or decrease the rate of interest thereon or the principal amount thereof; (iii) take or hold security for the payment of the Senior Debt Obligations and exchange, enforce, foreclose upon, waive and release any such security; (iv) apply such security and direct the order or manner of sale thereof as IDB and the Trustee, in its sole discretion, may determine; (v) release and substitute one or more endorsers, warrantors, borrowers or other obligor; and (vi) exercise or refrain from exercising any rights against TGS or any other person.

7.4 TGS shall promptly notify IDB and the Trustee to the extent that either IDB or the Trustee takes or notifies TGS that it intends to take any of the actions referred to in Section 7.3. The breach of this obligation, shall not give rise to any right of action or recovery of damages by the Subordinated Lender or affect the validity or enforceability of this Agreement or any provision hereof.

7.4 The Subordinated Lender shall notify IDB and the Trustee prior to or simultaneous with the commencement of any action against TGS with respect to the Subordinated Obligations.

8. AMENDMENTS, WAIVERS

No amendment or waiver of any provision of this Agreement nor consent to any departure by the Subordinated Lender or TGS herefrom, shall in any event be effective unless the same shall be consented in writing and signed by IDB and the Trustee, and then such waiver, amendment or consent shall be effective only in the specific instance and for the specific purpose for which given. Any waiver, forbearance, failure or delay by IDB and/or the Trustee in exercising any right, power or remedy, simultaneous or later shall not preclude the further, simultaneous or later exercise thereof, and every right, power and remedy of IDB and/or the Trustee shall continue in full force and effect until such right, power or remedy is specifically waived in a writing executed or authorized by IDB and the Trustee.

9. FURTHER ASSURANCES

TGS and the Subordinated Lender agree to execute, upon the request of either of IDB or the Trustee, any and all other and further instruments reasonably deemed necessary or desirable by IDB or the Trustee to carry these presents into effect.

10. NOTICES

Except as otherwise expressly provided herein, all notices and other communications provided for under this Agreement shall be in writing and given in the manner provided in the Senior Debt Agreements, except that the address for notices to be sent to the Subordinated Lender shall be as notified in writing to each of IDB and the Trustee by the Subordinated Lender.

11. REMEDIES

Each of IDB and the Trustee may enforce any and all rights derived from this Agreement by suit, either in equity or law, for specific performance of any agreement herein contained or for judgment at law and any other relief whatsoever appropriate to such action or procedure and the proceeds released by any such action shall be applied in the pro rata reduction of the Senior Debt Obligations. The remedies of IDB and the Trustee hereunder are cumulative, not exclusive, and the exercise of any one or more of the remedies provided for herein shall not be construed as a waiver of any of the other remedies of either of them so long as any part of the Senior Debt Obligations remains unsatisfied. The Subordinated Lender and TGS expressly agree that IDB and the Trustee shall in no event be under any obligation to resort to any right or remedy hereunder prior to exercising any other rights they may have against the Subordinated Lender, TGS, or any other person to secure repayment of the Senior Debt Obligations, nor shall IDB and/or the Trustee be required to resort to any such other rights prior to the exercise of their rights and remedies hereunder.

12. ASSIGNMENT

This Agreement shall inure to the benefit of each of IDB and the Trustee and its successors and assigns, and may be assigned by either IDB or the Trustee in connection with any assignment of the relevant Senior Debt Agreement or any Indebtedness evidenced thereby, and shall be binding upon the Subordinated Lender and TGS and their respective successors and assigns.

13. TERM OF AGREEMENT

This Agreement shall continue in force until the Discharge Date.

14. APPLICABLE LAW AND JURISDICTION

14.1 This Agreement shall be deemed to be a contract made under the substantive laws of the State of New York and the meaning and construction hereof and the rights and duties of the parties hereunder shall, in all respects, be determined in accordance with such laws without regard to the conflicts of law provisions thereof other than Section 5-1401 and 5-1402 of the General Obligations Law of the State of New York and other than any mandatory choice of law provisions that do not direct the general application of the laws of another jurisdiction.

14.2 For the exclusive benefit of IDB and the Trustee, each of TGS and the Subordinated Lender irrevocably agrees that any legal action, suit or proceeding arising out of or relating to this Agreement may be brought in the federal courts of the United States of America located in the Southern District of New York. By the execution of this Agreement, each of TGS and the Subordinated Lender irrevocably submits to the non-exclusive jurisdiction of such court in any such action, suit or proceeding. Final judgment against TGS or the Subordinated Lender in any such action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction, by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the judgment, or in any other manner provided by law.

14.3 Nothing in this Agreement shall affect the right of IDB and the Trustee to commence legal proceedings or otherwise sue TGS or the Subordinated Lender, as the case may be, in any other appropriate jurisdiction, or concurrently in more than one jurisdiction, or to serve process, pleadings and other papers upon TGS or the Subordinated Lender, as the case may be, in any manner authorized by the laws of any such jurisdiction.

14.4 As long as this Agreement remains in force, TGS and the Subordinated Lender shall maintain a duly appointed and authorized agent to receive for and on their behalf service of the writ of summons or other legal process in any action, suit or proceeding brought by IDB and/or the Trustee in New York, New York, United States of America with respect to this Agreement. Each of TGS and the Subordinated Lender shall keep IDB and the Trustee advised of the identity and location of such agent.

14.5 Each of TGS and the Subordinated Lender also irrevocably consents, if for any reason TGS' and the Subordinated Lender's authorized agent for service of process of summons, complaint and other legal process in any action, suit or proceeding is not present in New York, New York to the service of such papers being made out of those courts by mailing copies of the papers by registered United States air mail, postage prepaid, to TGS and the Subordinated Lender at the addresses specified hereunder. In such a case, IDB and the Trustee shall also send by facsimile, or have sent by facsimile, a copy of the papers to TGS and the Subordinated Lender to the extent IDB and the Trustee possess such contact information.

14.6 Service in the manner provided in this Section 14 in any action, suit or proceeding will be deemed personal service, will be accepted by TGS and the Subordinated Lender as such and will be valid and binding upon TGS and the Subordinated Lender for all purposes of any such action, suit or proceeding.

14.7 Each of TGS and the Subordinated Lender irrevocably waives:

(i) any objection which they may have now or in the future to the laying of the venue of any action, suit or proceeding in any court referred to in this Section; and

(ii) any claim that any such action, suit or proceeding has been brought in an inconvenient forum.

14.8 To the extent that TGS and/or the Subordinated Lender may be entitled in any jurisdiction to claim for themselves or their assets immunity with respect to their obligations under this Agreement from any suit, execution, attachment (whether provisional or final, in aid of execution, before judgment or otherwise) or other legal process or to the extent that in any jurisdiction that immunity (whether or not claimed), may be attributed to them or their assets, each of TGS and the Subordinated Lender irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent now or in the future permitted by the laws of such jurisdiction.

14.9 Each of TGS and the Subordinated Lender hereby waives any and all rights to demand a trial by jury in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

14.10 To the extent that each of TGS or the Subordinated Lender may, in any suit, action or proceeding brought in any of the courts referred to in Clause 14.2 or elsewhere arising out of or in connection with this Agreement, be entitled to the benefit of any provision of law requiring either IDB or the Trustee in such suit, action or proceeding to post security for the costs of TGS and the Subordinated Lender, as the case may be, or to post a bond or to take similar action, each of TGS and the Subordinated Lender hereby irrevocably waives such benefit, in each case to the fullest extent now or in the future permitted under any laws applicable to it.

15. INTENDED THIRD-PARTY BENEFICIARIES

TGS and the Subordinated Lender acknowledge and agree that to the extent any of IDB or the Trustee is not a party to this Agreement, it shall be an intended third party beneficiary of this Agreement.

16. COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF this Agreement has been executed by the parties hereto and is intended to be and is hereby delivered on the day and year first above written.

TRANSPORTADORA DE GAS DEL SUR S.A.

By: ______________________________
Title:

[*Insert name of Subordinated Lender*]

By: ______________________________
Title:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Title:

LAW DEBENTURE TRUST COMPANY OF NEW YORK,

acting as Trustee on behalf of the holders of the Senior Notes

By: ______________________________
Title:

Annex I

Form of Power of Attorney

IRREVOCABLE SPECIAL POWER OF ATTORNEY FOR JUDICIAL MATTERS

This Irrevocable Special Power of Attorney is duly given by [•], [a corporation] duly organized and existing under the laws of [•].

By means of this instrument and in accordance with the Subordination Agreement dated [•] (the "Subordination Agreement"), among TGS S.A. ("TGS" or the "Borrower"), [INTER-AMERICAN DEVELOPMENT BANK, LAW DEBENTURE TRUST COMPANY OF NEW YORK (the "Trustee"), on behalf of the holders of the notes (*obligaciones negociables*) issued under the Indenture dated as of December 15, 2004, by TGS, the Trustee and Banco Río de La Plata S.A., as registrar, paying agent and transfer agent,] [18] and [•] (the "Subordinated Lender"), the Subordinated Lender hereby grants an IRREVOCABLE SPECIAL POWER OF ATTORNEY FOR JUDICIAL MATTERS to [LOCAL REPRESENTATIVE] so that it may act on its behalf in respect of all of the interests and rights to which the Borrower and the Subordinated Lender may be entitled to in its capacity as creditor of the Borrower, without any limitation, in any bankruptcy or insolvency proceeding and/or reorganization proceeding and/or pre-packaged reorganization proceeding or plan that the Borrower may file, commence or propose, whether before any Federal, Provincial or the City of Buenos Aires Courts, of any venue or jurisdiction, being entitled to act either as plaintiff or defendant, or in any other capacity, and being empowered to file briefs and any other kind of document, to challenge the jurisdiction of judges, to file complaints and answers to complaints of all kinds and to file counterclaims, to attend hearings, to attend and participate in comparisons of documents, signatures and handwriting or examinations of experts, to summon for questioning, to waive or extend jurisdictions, to submit interrogatories to be answered by the opposing party and answer interrogatories propounded by said party and to file any kind of evidence and information, to enforce or waive legal remedies or rights under statutes of limitations or otherwise, to enter a plea invoking or interrupting the term set by the statute of limitations, to settle by accord and satisfaction or terminate such settlements, to file protests and assertion of rights, to take oaths or demand the same to be taken; to appoint administrators of assets, appraisers, counsel, auctioneers, notaries and experts of all kinds and approve the appointment thereof; to make, accept or challenge obligations or goods given in payment, to request the granting of bails and other guarantees; to collect and receive; to grant receipts and letters of acquittance, to request compensation and interest, to take possession of goods or properties, to ratify, clarify, acknowledge and register any legal act and agreement, to apply for testimonies, processes, letters rogatory, writs of attachment, official letters, summons and notices, to take or request conservatory measures, testimonies, registrations, return of documents and audit of books, to attend meetings of creditors and vote thereat, to verify or object to claims and their grading, to grant acquittances, grace periods and reduction or remission of debts, to appoint receivers or supervisory committees and accept membership in said committees, to accept and revoke or renew compositions, allocations or assignments of property or other arrangements, to collect claims and credits; accept or reject any pre-packaged reorganization proceedings or plan; to execute such public and private instruments as may be necessary, and further, to do and perform all and any acts, things and doings as may be required for the better fulfillment of these presents, with powers of substitution.

This IRREVOCABLE SPECIAL POWER OF ATTORNEY shall be construed in accordance with, and be governed by, the laws of the Republic of Argentina.

This IRREVOCABLE SPECIAL POWER OF ATTORNEY shall be enforceable until the date on which all amounts payable under each Senior Debt Agreement (as defined in the Subordination Agreement) have been irrevocably paid in full, and the Subordination Agreement is no longer in effect.

[18] Include applicable bracketed language only if the Trustee, IDB or both, as the case may be, are parties to the Subordination Agreement.

The above-mentioned empowered is-in-fact hereby authorized to appear before a Notary Public of their choice to carry out the legalization of this power.

Signed by: ………………………………

Signed by: ………………………………

Dated: ……...................……………

Schedule 2

Existing Indebtedness

Description of Indebtedness

As of November 10, 2004, the total amount of Indebtedness of the Company was as described and set forth in its consolidated financial statements as of September 30, 2004, which amounted to US$1,172 million (including accrued and unpaid interest and default interest, which has accrued since September 30, 2004 and will continue to accrue on such amounts).

Schedule 3

List of Authorized Representatives

Pablo Alejandro Ferrero
Jorge Garcia
Claudio Bernardo Schuster
Jorge Bonetto
Daniel Perrone
Cristian Dougall
Alejandro Basso
Eduardo Pawluszek
Gonzalo Castro Olivera
Enrique P. Prini Estebecorena

Schedule 4

List of Subsidiaries

Company Name	**Country of Incorporation**	**Proportion of Ownership Interest**
Telcosur S.A.	Argentina	99.98 %

Schedule 6

Transactions with Affiliates

1. Agreement., dated March 15, 1996, between the Company, Metro Gas S.A. and Genelba S.A., for the transportation of gas.

2. Agreement, dated August 11, 1998, between the Company and Enron Pipeline Company Argentina S.A., for the transportation of gas.

3. Agreement, dated April 9, 1996, between the Company and Perez Companc S.A., for the processing of gas.

4. Agreement, dated December 29, 1998, between the Company and Perez Companc S.A., for the purchase of Rio Neuquen Natural Gas Compression and Treatment Plant.

5. Agreement, dated December 29, 1998, between the Company and Perez Companc S.A., for the treatment of compression gas.

6. Agreement, dated September 1, 2004, between the Company and Petrobras International Finance Company, for the purchasing of liquefied petroleum gas.

Schedule 7

Permitted Investments*

Description of Investments that do not fall within clauses (ii)-(xxi) of the definition of Permitted Investments	Amount if Applicable
Bono Patriotico	US$9,461,456
Préstamo Garantizado	US$95,409
99.98% ownership interest in Telcosur S.A.	
49% ownership interest in Gas Links S.A.	
49% ownership interest in Transporte y Servicios de Gas en Uruguay S.A.	
49% ownership interest in Emprendimientos de Gas del Sur S.A.	

Description of Investments that fall within clauses (ii)-(xxi) of the definition of Permitted Investments	Amount if Applicable
Capital Expenditures made prior to January 1, 2004	
Capital Expenditures, including Maintenance Capital Expenditures made during the nine months ended September 30, 2004	Ps. 58.4 million
Capital Expenditures, including Maintenance Capital Expenditures made after September 30, 2004	Ps. 7.3 million
All other Investments of the Company (other than Investments relating to the San Martin pipeline expansion and other than commitments as to which the related expenditure has not been made, as to each of which the footnote to this table will apply) as of November 10, 2004	

* Any other Investment not referenced on this Schedule 7 made by the Company after November 10, 2004 (and, for the avoidance of doubt, all Investments made by the Company in the San Martín pipeline expansion and any Investment related to a commitment scheduled above at the time the expenditure related to such Investment is made) will fall within one of clauses (ii)-(xxi) of the definition of Permitted Investments and if such Investment would only be permitted to be made out of clause (xvii) or clause (xix), then an amount equal to such Investment will be applied to the relevant basket.

Schedule 8

Liens

None other than Liens that fall under clauses (ii)-(xvi) of the definition of Permitted Liens.

EXHIBIT 2.10

Indenture dated as of December 15, 2004, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Rio de Plata S.A., as registrar, paying agent and transfer agent, in respect of TGS's Series A Variable Fixed Rates Notes due December 2010, Series A-P Variable Fixed Rates Notes due December 2010, Series B-A Variable Fixed Rate Notes due December 2013, Series B-A-P Variable Fixed Rate Notes due December 2013, Series B-B Variable Fixed Rate Notes due December 2013 and Series B-B-P Variable Fixed Rate Notes due December 2013.

THIS INDENTURE, dated as of December 15, 2004 (the "Indenture")

AMONG

TRANSPORTADORA DE GAS DEL SUR S.A. (the "Company" or the "Issuer"), a sociedad anónima organized under the laws of the Republic of Argentina, domiciled at Don Bosco 3672 (1206), Capital Federal, Argentina and originally registered under No. 11,668, Book No. 112, Volume A of Corporations with the Public Registry of Commerce on December 1, 1992;

LAW DEBENTURE TRUST COMPANY OF NEW YORK, a New York banking corporation incorporated under the laws of the State of New York, as trustee (the "Trustee"), co-registrar (in such capacity, the "Co-Registrar"), principal paying agent (in such capacity, the "Principal Paying Agent", and together with any other paying agents under this Indenture in their respective capacities as such, each of them a "Paying Agent" and all of them jointly the "Paying Agents") and transfer agent (in such capacity, the "Transfer Agent" and together with any other transfer agents under this Indenture in their respective capacities as such, each of them a "Transfer Agent" and all of them jointly, the "Transfer Agents"); and

BANCO RIO DE LA PLATA, S.A., as registrar (in such capacity, the "Registrar"), Paying Agent and Transfer Agent.

WHEREAS

A. Pursuant to the Shareholders' Meeting dated April 2, 2004 and the Board of Directors' Meeting dated September 8, 2004, the Company has duly authorized a Medium-Term Note Program for the issuance from time to time of up to an aggregate principal amount Outstanding at any time of US$800.0 million (or its equivalent in other currencies or composite currencies) of medium-term notes (the "Notes") in one or more series in such minimum amount, if any, as may be set forth by the Company from time to time (the "Program"); the Notes will constitute obligaciones negociables issued pursuant to Argentine Law No. 23,576, as amended by Argentine Law No. 23,962 (the "Negotiable Obligations Law") and the regulations issued thereunder.

B. The CNV (as defined herein) has authorized the establishment of the Program and the public offering of the Series A Notes, Series B-A Notes and Series B-B Notes (as defined herein) in Argentina pursuant to CNV Resolution No. 14,934 of October 28, 2004, and the Bolsa (as defined herein) has accepted the application for the listing of such Notes on the Bolsa.

C. In order to provide, among other things, for the authentication, delivery and administration of the Notes, the Company has duly authorized the execution and delivery of this Indenture.

D. All things necessary to make this Indenture a valid Indenture and agreement according to its terms have been done.

E. The corporate purpose of the Company is primarily the provision of gas transportation for its own account, the account of third parties or associated third parties and its activities include gas transportation, processing, upstream services and other activities related to the gas industry. The corporate capital of the Company is Ps.794,495,283 and its net worth, as of June 30, 2004 was Ps.2,106,439.

NOW, THEREFORE, in consideration of the premises and the purchases of the Notes by the Holders (as defined below) thereof, each of the undersigned mutually covenants and agrees for the equal and proportionate benefit of the Holders from time to time of the Notes as follows:

1. DEFINITIONS

1.1 DEFINITIONS

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles (whether or not such is indicated herein), and, except as otherwise herein expressly provided, the term "**generally accepted accounting principles**" or "**Argentine GAAP**" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in Argentina, consistently applied as required by the CNV, at the date of such computation;

unless the context otherwise requires, any reference to an "**Article**" or a "**Section**" refers to an Article or a Section, as the case may be, of this Indenture; and

the words "**herein**", "**hereof**" and "**hereunder**" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

"**90-Day Peso Average**" means, as of any date and with respect to the amount of any non-Peso-denominated Indebtedness, the amount of Pesos obtained by converting the aggregate principal amount of any such non-Peso-denominated Indebtedness into Pesos at an average exchange rate determined by reference to the exchange rate for the buying of Pesos, as reported by *Banco de la Nación Argentina*, on each day for which rates are available during the 90-day period prior to the date of determination.

"**ABL**" means the Argentine Bankruptcy Law No. 24,522 (as amended by Law No. 25,563 and 25,589).

"**Act**", when used with respect to any Holder, has the meaning specified in Section 1.4.

"**Additional Amounts**" has the meaning specified in Section 10.2.

"**Adjusted Cash Surplus**" has the meaning specified in the Initial Officer's Certificate.

"Affiliate" means, with respect to any Person, a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with such Person. For purposes of this definition, "control" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether by ownership of share capital, by contract, the power to appoint or remove a majority of the members of the governing body of that Person.

"**Agent Member**" means any member of, or participant in, the Depositary.

"**Alternative Funding**" means an initial amount as of the Issue Date of US$75.0 million *plus*, at any date of determination and without duplication, the *sum* of (i) the aggregate amount of Reserved Cash Surplus, as calculated and determined on the Early Amortization Payment Date on or immediately preceding such date of determination plus the amount of Reserved Cash Surplus determined as of any other Early Amortization Payment Dates occurring prior thereto, *plus* (ii) the aggregate amount of all Restricted Payment Reallocation Amounts previously designated by the Company, *plus* (iii) the aggregate net proceeds of any Capital Contributions made in cash, *plus* (iv) the aggregate net proceeds the Company receives from the issuance of its Qualifying Subordinated Indebtedness, *plus* (v) the aggregate amount of Indebtedness Incurred pursuant to Clause (iv) of the definition of "Permitted Indebtedness," *plus* (vi) the aggregate amount of any cash proceeds received by the Company or any of its Subsidiaries upon the sale or disposition of, or the redemption, repayment or liquidation (in whole or in part) of, any Permitted Investment made by the Company or any of its Subsidiaries in a trust or other special purpose entity formed in connection with the expansion of the southern gas transportation system in Argentina; *provided*, *however*, that the aggregate amount of any cash proceeds received by a Subsidiary to be added pursuant to this Clause (vi) in respect of such Subsidiary shall be equal to the total amount of such cash proceeds in respect of the Subsidiary multiplied by a fraction that represents the Company's proportionate ownership in such Subsidiary, *minus* (vii) the aggregate amount of Capital Expenditures made pursuant to Clause (v) of the definition of "Permitted Capital Expenditures," *minus* (viii) the aggregate amount of Investments made pursuant to Clause (xix) and, without duplication, Clause (xx) of the definition of "Permitted Investments," *minus* (ix) the aggregate amount of any claims made on a Project Finance Guaranty issued by the Company, *minus* (x) the aggregate amount of any loans and advances that are required to be funded by Alternative Funding pursuant to Clause (xv) of the definition of "Permitted Investments," *minus* (xi) the aggregate amount of cash interest paid on and principal payments in respect of Qualifying Subordinated Indebtedness, *minus* (xii) the aggregate amount of any Reserved Cash Surplus that has not been used within 24 months from the relevant Early Amortization Payment Date, *minus* (xiii) an amount equal to the Fair Market Value of any asset transferred by the Company to any of its Subsidiaries, *minus* (xiv) the aggregate amount of all Cash Shortfall Amounts determined on or prior to such date of determination. To the extent that any component of Alternative Funding is denominated in a currency other than U.S. Dollars, any calculation or determination pursuant to this provision shall be based on the U.S. Dollar Equivalent of all such foreign currency-denominated components as of the date any such components were calculated, determined, designated, made, received, Incurred or paid, as the case may be.

"**Amended and Restated IDB Loan Agreements**" means the Amended and Restated IDB Loan Agreements to be entered into by and between the Company and IDB as of the Issue Date.

"**Amended and Restated IDB Facility Loans**" means the Tranche A Loans and the Tranche B-A Loans under the Amended and Restated IDB Loan Agreements.

"**Amended TAA**" has the meaning specified in Section 10.14.

"**Annual B-A UIP Period**" has the meaning specified in the Initial Officers' Certificate.

"**Annual Early Amortization Amount**" has the meaning specified in the Initial Officers' Certificate.

"**Applicable Procedures**" means, with respect to any transfer or transaction involving a Global Note or beneficial interest therein, the rules and procedures of the Depositary for such Note, Euroclear and Clearstream, Luxembourg, in each case to the extent applicable to such transaction and as in effect from time to time.

"**Argentina**" means the Republic of Argentina.

"**Argentine Federation**" means the Argentine Federation of Professional Councils in Economic Sciences.

"**Argentine Government**" means the government of the Republic of Argentina (and all agencies and instrumentalities thereof).

"**Argentine Government Obligations**" means obligations issued or directly and fully guaranteed or insured by Argentina or by any agent or instrumentality thereof; *provided*, that the full faith and credit of Argentina is pledged in support thereof.

"**Argentine Personal Assets Tax Law**" means the Argentine Law No. 23,966, as amended.

"**Asset Sale**" means (i) the sale, lease, conveyance or other disposition (but excluding the creation of a Lien) of any assets of the Company or its Subsidiaries, or (ii) the issue of equity interests in any Subsidiary (other than a Project Finance Subsidiary) of the Company or the sale of equity interests in any Subsidiary of the Company; *provided*, that the following are excluded from the definition of "Asset Sale":

(i) a transfer of assets by the Company to a wholly-owned Subsidiary of the Company or by a wholly-owned Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company (other than a Project Finance Subsidiary), in accordance with Section 10.22 pursuant to Clauses (xix) and (xxi) of the definition of "Permitted Investments";

(ii) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(iii) an issuance of equity interests by a Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company (other than a Project Finance Subsidiary);

(iv) the making of a Restricted Payment or Permitted Investment that is permitted pursuant to Section 10.19 or Section 10.22, respectively;

(v) a transaction permitted under Section 8;

(vi) a Permitted Asset Swap;

(vii) the sale or other disposition of products, services or accounts receivable or surplus or obsolete equipment, in each case in the ordinary course of business;

(viii) the sale or other disposition of cash or cash equivalents; and

(ix) any sale or disposition deemed to occur in connection with creating, granting or exercising remedies in respect of any Permitted Liens.

"**Attributable Value**" means, with respect to any lease at the time of determination, the present value (discounted at the interest rate implicit in the lease or, if not known, at the Company's incremental borrowing rate) of the obligations of the lessee of the property subject to such lease for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended, or until the earliest date on which the lessee may terminate such lease without penalty or upon payment of penalty (in which case the rental payments shall include such penalty), after excluding from such rental payments all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges.

"**Authenticating Agent**" means any Person authorized by the Trustee to act on behalf of the Trustee to authenticate Notes of one or more series.

"**Authorized Officers**" has the meaning specified in Section 3.3.

"**B-A UIP Interest**" has the meaning specified in the Initial Officers' Certificate.

"**B-B Interest**" has the meaning specified in the Initial Officers' Certificate.

"**Base Rate of Interest**" means, with respect to any Note, the stated contractual rate of interest applicable to such Note for the base calculation of interest without giving effect to any penalty rate of interest, additional rate of interest (including any components thereof) or other amounts due to the Holders of such Note, including rates of interest (or components thereof) attributable or related to B-A UIP Interest, B-B Interest, Deferred B-B Interest, defaults or overdue payments of principal or interest.

"**Basic Standards of the License**" means the basic standards (*Reglas Básicas)* contained in the License.

"**Beneficial Owner**" with respect to any Note includes any Person who owns, directly or indirectly through one or more Subsidiaries, such Note and retains voting rights with respect to such Note. ("**Beneficial Ownership**" has the meaning correlative thereto.)

"**Board of Directors**" means either the board of directors of the Company or any duly authorized committee of that board.

"**Board Resolution**" means a copy of a resolution and an English translation thereof certified by the Director of Legal Affairs of the Company or any Senior Counsel of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"**Bolsa**" means the *Bolsa de Comercio de Buenos Aires* (the Buenos Aires Stock Exchange).

"**Business Day**" means, with respect to any Place of Payment, unless otherwise specified in the applicable Board Resolution, and, if applicable, a supplemental indenture, establishing the Notes of a series, a day that is not a Saturday, a Sunday or a day on which banking institutions in New York, New York, Buenos Aires, Argentina or other Place of Payment with respect to the Notes are authorized or obligated by law or executive order to be closed.

"**Capital Contributions**" means any capital contribution, in cash, that a shareholder or a third party makes to the Company, upon a new issuance of the Company's shares or as an irrevocable capital contribution that will eventually be capitalized upon a capital increase and issuance of new shares by the Company.

"**Capital Expenditure**" means any expenditure (including any such expenditure by way of acquisition of a Person) or any non-expensed payment related to the lease, leasing, purchase, construction or use of any personal or real property the value or cost of which is or would be capitalized and included in the line item entitled "property, plant and equipment" (or any successor line item) in accordance with Argentine GAAP and the regulations of ENARGAS; *provided*, *however*, that there shall be excluded from the definition of "Capital Expenditure" an amount not to exceed US$6.0 million in the nature of a deferred purchase price or purchase price adjustment in respect of assets transferred to the Company as part of the privatization of GdE.

"**Capitalized Lease Obligation**" of any Person means any obligation of such Person under a lease or license of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease or financial lease obligation under Argentine GAAP and, for the purpose hereof, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with Argentine GAAP.

"**Cash**" has the meaning specified in the Initial Officer's Certificate.

"**Cash Equivalents**" means:

(i) dollars, euro, pesos, the other official currencies of any European Union Member or money in other currencies received or acquired in the ordinary course of business;

(ii) U.S. Government Obligations or certificates representing an ownership interest in U.S. Government Obligations, or securities issued directly and fully guaranteed or insured by any European Union Member, or any agency or instrumentality thereof (provided that the full faith and credit of such member is pledged in support of those securities) or other sovereign debt obligations (other than those of Argentina) rated "A" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act, in each case with maturities not exceeding one year from the date of acquisition;

(iii) Argentine Government Obligations (including those of the Central Bank) or certificates representing an ownership interest in Argentine Government Obligations (including those of the Central Bank) with maturities not exceeding one year from the date of acquisition;

(iv) (a) demand deposits, (b) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (c) bankers' acceptances with maturities not exceeding one year from the date of acquisition, and (d) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of Argentina or any state thereof;

(v) (a) demand deposits, (b) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (c) bankers' acceptances with maturities not exceeding one year from the date of acquisition, and (d) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof or under the laws of any European Union Member, in each case whose short-term debt is rated "A-2" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act;

(vi) repurchase obligations with a term of not more than seven days for underlying securities of the type described in Clauses (ii) and (v) above entered into with any financial institution meeting the qualifications specified in Clause (v) above;

(vii) commercial paper rated "A-2" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act and maturing within six months after the date of acquisition;

(viii) money market funds at least 95% of the assets of which consist of investments of the type described in Clauses (i) through (vii) above; and

(ix) substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which such Person conducts business.

"**Cash Shortfall Amount**" means an amount, if any, determined as of the date consolidated financial information for the Company and its Subsidiaries becomes available for and as of the end of each full Fiscal Year, beginning in 2005, for and as of the end of the second quarter of each Fiscal Year beginning in 2006, and for and as of the end of each other Quarterly Fiscal Period beginning in 2006 in respect of which the Company elects to determine and pay an Early Amortization Amount, as follows: the Company shall recompute Cash without giving effect to the operation of Clause (x) thereof, and shall compare (A) such recomputed amount with (B) the amount of Alternative Funding as of the date immediately preceding such date of determination. If Cash as recomputed is less than Alternative Funding, then the difference shall be the "**Cash Shortfall Amount**".

"**Cash Surplus**" has the meaning specified in the Initial Officer's Certificate.

"**Central Bank**" means the Central Bank of Argentina (*Banco Central de la República Argentina*).

A "**Change in Control**" will be deemed to have occurred if, at any time, (i) there is not at least one or more International Energy Companies that, collectively, (A) control the Company through the ownership of voting securities with the power to direct the management and policies of the Company, directly or indirectly, or (B) are the Beneficial Owners of 50% or more of the voting shares of an entity that controls the Company, or (ii) an International Energy Company that controls the Company transfers voting shares in the Company or in the entity that controls the Company in breach or violation of (A) any material agreement, indenture or other instrument to which the Company is a party or (B) any Argentine law or any requirement of ENARGAS. For purposes of this definition, a "**transfer**" includes a transfer of voting shares in the Company or the entity that controls the Company from one International Energy Company to a different International Energy Company and a transfer of such voting shares from one Affiliate of an International Energy Company to a different Affiliate of such International Energy Company. For the purpose of this definition, "**controls**" means the Beneficial Ownership of more than 50% of the voting shares of the Company ("**controlling**" has a meaning correlative thereto).

"**Clearstream, Luxembourg**" means a professional depository incorporated under the laws of Luxembourg.

"**CNV**" means the Argentine *Comisión Nacional de Valores*.

"**Co-Registrar**" has the meaning specified in the preamble to this Indenture.

"**Commission**" means the Securities and Exchange Commission, from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Exchange Act, then the body performing such duties at such time.

"**Company**" means the Person named as the "**Company**" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "**Company**" shall mean such successor Person.

"**Company Request**" or "**Company Order**" means a written request or order signed in the name of the Company by any two of the Chairman of the Board, a Vice Chairman of the Board, any member of the Supervisory Committee of the Company, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, any Vice President of the Company, any Finance Manager of the Company or any Senior Counsel of the Company, and delivered to the Trustee.

"**Consenting Creditors**" means the holders of Existing Debt Obligations who have consented to the Restructuring.

"**Consolidated Adjusted EBITDA**" means, for any period, Consolidated Net Income (Loss) for such period adjusted as follows: (a) increased by (to the extent included in computing Consolidated Net Income (Loss)) the *sum* of (i) the Consolidated Income Tax for such period; *plus* (ii) Consolidated Interest Expense for such period; *plus* (iii) the Company's depreciation for such period, determined on a consolidated basis in accordance with Argentine GAAP; *plus* (iv) the Company's amortization for such period, excluding, and without duplication, amortization of capitalized debt issuance costs and capitalized hedge costs for such period, all determined on a consolidated basis in accordance with Argentine GAAP; *plus* (v) any other non-cash charges that were deducted in computing Consolidated Net Income (Loss) (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period) for such period in accordance with Argentine GAAP; and *plus* (vi) extraordinary losses, and (b) decreased by (to the extent included in computing

Consolidated Net Income (Loss)) the *sum* of (i) any non-cash gains; *plus* (ii) extraordinary gains; *plus* (iii) to the extent positive, Consolidated Income Tax; *plus* (iv) amortization of negative goodwill, all as determined on a consolidated basis and in accordance with Argentine GAAP; and *plus* (v) amounts that are applied to reduce the Company's outstanding Customer Advances.

"**Consolidated Coverage Ratio**" means, at any date, the *product* of (i) Consolidated Adjusted EBITDA for the relevant period, *multiplied* by (ii) a fraction, the numerator of which is 1 and the denominator of which is the Consolidated Interest Expense for the relevant period.

"**Consolidated Debt Ratio**" means, at any date, the *product* of (i) the aggregate principal amount of Consolidated Total Indebtedness outstanding on such date of calculation, *multiplied* by (ii) a fraction, the numerator of which is 1 and the denominator of which is Consolidated Adjusted EBITDA for the most recent four fiscal quarters.

"**Consolidated EBIT**" means, for any period, Consolidated Net Income (Loss) for such period adjusted as follows: (a) increased by (to the extent included in computing Consolidated Net Income (Loss)) the *sum* of (i) the Consolidated Income Tax for such period; *plus* (ii) Consolidated Interest Expense for such period, and (b) decreased by (to the extent included in computing Consolidated Net Income (Loss) and to the extent positive) Consolidated Income Tax, all as determined on a consolidated basis and in accordance with Argentine GAAP.

"**Consolidated Income Tax**" means, for any period, the amount shown in the line item entitled "Income tax benefit (expense)" (or any successor line item) in the Company's consolidated statements of income for such period, prepared in accordance with Argentine GAAP.

"**Consolidated Interest Expense**" means, for any period, the aggregate amount of (i) interest expense in respect of Indebtedness (other than Project Finance Indebtedness), including, without limitation, (a) interest expense attributable to B-A UIP Interest or B-B Interest and comparable interest expense in connection with the Amended and Restated IDB Loan Agreements, that was paid or that has accrued (whether or not paid) with respect to such period, (b) amortization of original issue discount on any Indebtedness, (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and (e) the net costs associated with obligations set out in Hedging Agreements, including the amortization of capitalized hedge costs, all net of interest income, but excluding interest expense attributable to Qualifying Subordinated Indebtedness, (ii) all but the principal component of rent in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company during such period, (iii) gain or loss on exposure to inflation, (iv) foreign exchange gain or loss, net of inflation, all as determined on a consolidated basis in conformity with Argentine GAAP, (v) holding gains or losses, and (vi) dividends paid in respect of the Company or its Subsidiaries' preferred stock to Persons other than the Company or one of the Company's wholly-owned Subsidiaries in compliance with Section 10.19; *provided, however*, that for purposes of calculating or determining the Consolidated Coverage Ratio at any date, "**Consolidated Interest Expense**" shall not include, to the extent otherwise included, (1) gain or loss on exposure to inflation, (2) foreign exchange gain or loss, net of inflation, and (3) holding gains or losses.

"**Consolidated Net Income (Loss)**" means, for any period, the net income or loss for the Company and its consolidated Subsidiaries (other than Project Finance Subsidiaries) for such period, determined in accordance with Argentine GAAP on the same basis as the Company's consolidated income statement (which, for the avoidance of doubt, shall be after deduction of minority interests in Subsidiaries held by third parties).

"**Consolidated Total Indebtedness**" means, at any date, the *sum* of (i) the aggregate principal amount outstanding of the Company's Peso-denominated Indebtedness, on a consolidated basis, as of the most recent fiscal quarter for which financial statements are available, *plus* (ii) the Peso Average or, solely for the purpose of calculating the Consolidated Debt Ratio to determine the Company's compliance with Clause (iv) of the definition of "Permitted Indebtedness", the 90-Day Peso Average, of the aggregate principal amount outstanding of the Company's non-Peso-denominated Indebtedness, on a consolidated basis, as of the most recent fiscal quarter for which financial statements are available, *plus*, if applicable, (iii) the amount of any Peso-denominated Indebtedness and the Peso Equivalent of the Company's outstanding non-Peso-denominated Indebtedness that was Incurred after the date of the most recent fiscal quarter for which the Company's financial statements are available, *minus* (iv) the amount of any Peso-denominated Indebtedness and the Peso-Equivalent of any non-Peso-denominated Indebtedness that was paid in full after the date of the most recent fiscal quarter for which the Company's financial statements are available; *provided, however*, that, for purposes of calculating or determining "**Consolidated Total Indebtedness**," there shall not be included in such calculation or determination the aggregate principal amount of any Project Finance Indebtedness or the amount of any guaranties (other than Project Finance Guaranties) entered into or issued by the Company or any of its Subsidiaries of any Indebtedness of the Company's Subsidiaries.

"**Convertibility Limitation**" means, as of any day and with respect to any amount that may be due and payable in respect of the Notes, legal or regulatory restrictions or impediments that, as of such day, restrict or prohibit the Company's ability to convert or exchange all or a portion of the relevant required amount of Pesos into U.S. Dollars, to purchase U.S. Dollars or to transfer U.S. Dollars or Pesos outside of Argentina, in each case, at any time within the three Business Day-period prior to the date on which such amount is or would otherwise be due and payable.

"**Corporate Trust Office**" initially means the office of the Trustee at 767 Third Avenue, 31st Floor, New York City, New York 10017, United States of America, or such other address as shall be notified by the Trustee to the Holders (which, in the case of any Global Note, shall be the Depositary) and the Company in writing.

"**corporation**" means a *sociedad anónima*, corporation, association, company, joint-stock company or business trust.

"**Covenant Defeasance**" has the meaning specified in Section 13.3.

"CPCECABA" means the Professional Council of Economic Sciences of the City of Buenos Aires, Argentina.

"Cross-Default Notice" means a notice in writing, delivered to the Company and the Trustee by any Holder of an Outstanding Note of any series, which states that a Related Event of Default has occurred and is continuing under the Company's Indebtedness (other than the Notes).

"**Currency Agreement**" means any foreign exchange contract, currency swap agreement or other similar agreement, any foreign exchange forward contract or other arrangement that is (a) not for speculative purposes and (b) designed to protect against fluctuations in currency or foreign exchange rates.

"**Customer Advance**" means, as of any date, the aggregate amount outstanding of any early payment, prepayment or other advance in cash or assets (only to the extent such assets are directly used in the capital asset to be created using such Customer Advance) made by a customer or any other third party, including, without limitation, a Government Regulator or a company, trust or other entity created or otherwise established by a Government Regulator, with respect to or otherwise in connection with the future provision or delivery of services or products of a type or of any amount not otherwise provided or delivered to such customer or third party as of such date; *provided,* that (i) all of the proceeds of such Customer Advance are used by the Company to make Capital Expenditures necessary to permit the provision of additional services or the delivery of additional products by the Company, (ii) the Company has no obligation to repay, or pay interest or other amounts in respect of, such Customer Advance except through the provision or delivery of services or products from the capital assets for which such Customer Advance is used or, in the event that the Company does not deliver the services or products for which such Customer Advance was provided, through payment of damages (*daños y perjuicios*) to the extent provided for by the relevant court or arbitrators under Argentine law, (iii) the customer making such Customer Advance shall have no recourse against the Company or its Subsidiaries with respect to such Customer Advance (except in the event the Company does not make the Capital Expenditures nor the provision or delivery of services or products for which such Customer Advance was provided, in which case the Company's sole liability shall be for damages (*daños y perjuicios*) to the extent provided for by the relevant court or arbitrators under Argentine law), (iv) the Company shall not make or pay any Capital Expenditure intended to be funded by the proceeds of such Customer Advance until it shall have received the proceeds of such Customer Advance that covers all of such Capital Expenditure, or, in the event that Capital Expenditures are to be made in respect of a particular phase of a project, until the Company has received all of the proceeds of Customer Advances necessary to make or pay for the Capital Expenditures required to complete such project phase to which they relate, (v) such Customer Advance shall not have any adverse impact on the Company's tariffs, revenues or payment terms with respect to the Company's existing operations as of such date, and (vi) that at no time shall the aggregate amount of all Customer Advances received by the Company from its Affiliates that are used or committed to be used in connection with the Company's non-regulated business exceed US$50.0 million.

"**default**" means any event or circumstance which is, or after notice or lapse of time or both would become, an Event of Default; *provided, however,* that, notwithstanding the foregoing, the cross-default provision contained in Section 5.1(3) will not give rise to a "default" for any purpose thereunder unless the event of default under the relevant Indebtedness that would provide the basis for such default is not remedied (i) with respect to Section 5.1(3)(a), within 30 days after the date such event of default occurred, (ii) with respect to Section 5.1(3)(b), within 120 days after the date such event of default occurred and (iii) with respect to Section 5.1(3)(c), within 60 days after the date such event of default occurred.

"**Defaulted Interest**" has the meaning specified in Section 3.8.

"**Defeasance**" has the meaning specified in Section 13.2.

"**Deferred B-B Interest**" has the meaning specified in the Initial Officers' Certificate.

"**Depositary**" means, with respect to Notes of any series issuable in whole or in part in the form of one or more Global Notes, a clearing agency registered under the Exchange Act that is designated to act as Depositary for such Notes as contemplated by Section 3.1.

"**Devaluation Event**" has the meaning specified in Section 5.1(1)(a).

"**Distribution Compliance Period**" means, with respect to Global Notes of any series (or of any identifiable tranche of any series) initially offered and sold in reliance on Regulation S, the period of 40 consecutive days beginning on and including the later of (i) the day on which Notes of such series are first offered to persons other than distributors (as defined in Regulation S) in reliance on Regulation S and (ii) the day on which the Notes of such series are first issued and delivered.

"**DTC**" means The Depository Trust Company (or its successors).

"**Early Amortization Amounts**" has the meaning specified in the Initial Officers' Certificate.

"**Early Amortization Payment Date**" has the meaning specified in the Initial Officers' Certificate.

"**EBITDA**" means earnings before net financial expense, income tax, depreciation and amortization.

"**ENARGAS**" means *Ente Nacional Regulador del Gas* created pursuant to Argentine Law 24,076 for the purposes set forth therein, including the supervision and regulation of the Company and its operations under the License.

"**Euroclear**" means Euroclear Bank S.A./N.V., as operator of the Euroclear System, or any successor securities clearing agency.

"**European Union Member**" means any member state of the union of fifteen independent countries whose member states currently consist of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom of Great Britain and Northern Ireland and any future member states admitted to the European Union.

"**Event of Default**" has the meaning specified in Section 5.1.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time and the rules and regulations promulgated thereunder.

"**Existing Debt Obligations**" means the Existing Notes and Other Debt Obligations.

"**Existing Notes**" means the following outstanding indebtedness of the Company: (i) Series No. 1 Floating Rate Notes due 2003, (ii) Series No. 2 10.375% Notes due 2003, (iii) Series No. 3 Floating Rate Notes originally due 2002 and extended until 2003, and (iv) Floating Rate Notes due 2006.

"**Fair Market Value**" means the fair market sales value that would be obtained in an arm's-length transaction between an informed and willing buyer and an informed and willing seller, in either case under no compulsion to buy or sell.

"**Federal Executive Branch**" means the Argentine Federal Executive Branch (*Poder Ejecutivo Nacional)*.

"**Fiscal Year**" means the twelve-month accounting year of the Company commencing each year on January 1 and ending on the following December 31, or such other accounting period as the Company may, in accordance with Argentine GAAP, from time to time designate as the accounting year of the Company and its Subsidiaries.

"**GdE**" means *Gas del Estado S.E.*, the Argentine state-owned gas company, which was privatized in 1992.

"**Global Notes**" has the meaning specified in Section 2.3.

"**Governmental Agency**" means any public legal entity or public agency of Argentina or the United States, whether created by federal, state or local government, or any other legal entity now existing or hereafter created, or now or hereafter owned or controlled, directly or indirectly by any public legal entity or public agency of Argentina or the United States.

"**Government-Mandated Expenditure**" means any Capital Expenditure made or committed (in writing) to be made; *provided*, that any such Capital Expenditure (x) is required to be made pursuant to or in accordance with an order, decree, rule, regulation or mandate imposed, declared or otherwise issued by a Government Regulator or (y) is required to be made pursuant to the terms and conditions of the License.

"**Government-Mandated Trust**" means any trust (*fideicomiso*) or trust fund (*fondo fiduciario*) created for the purpose of financing or sponsoring pipeline expansion pursuant to an order, decree, rule, pronouncement, regulation, request or mandate imposed, declared or otherwise issued by a Government Regulator.

"**Government Regulator**" means the Argentine Government or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including ENARGAS and the Argentine Secretary of Energy.

"**Hedging Agreement**" means any interest rate protection and other type of hedging agreement or arrangement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements and any other hedging, futures or forward contracts or similar agreements that relate to commodities, goods or services that are produced, provided, consumed or otherwise used in the ordinary course of the Company's business or otherwise relate to the Company's or any of its Subsidiaries' lines of business) that is (a) not for speculative purposes and (b) designed to protect against or manage exposure to fluctuations in interest rates or other types of risk in respect of Indebtedness or other financing agreements or arrangements.

"**Holder**" means a Person in whose name a Note is registered in the Note Register.

"**IDB**" means the Inter-American Development Bank, an international organization established by the Articles of Agreement among its member countries.

"**Incur**" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guaranty or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to Argentine GAAP or the regulations of the CNV, of any such Indebtedness or other obligation on the balance sheet of such Person (and "**Incurrence**" and "**Incurred**" shall have meanings correlative to the foregoing); *provided, however,* that (i) a change in Argentine GAAP or in the regulations of the CNV that results in an obligation of such Person that exists at such time being reclassified as Indebtedness shall not be deemed an Incurrence of such Indebtedness, (ii) with respect to Peso-denominated Indebtedness, an increase, whether periodically or otherwise, in the nominal principal amount of such Indebtedness as a result of and in proportion to the devaluation of the Peso against the U.S. Dollar or the rate of inflation in Argentina shall not be deemed an Incurrence of such Indebtedness, and (iii) with respect to Indebtedness previously Incurred, a change in the U.S. Dollar Equivalent of such Indebtedness shall not be deemed an Incurrence of such Indebtedness.

"**Indebtedness**" means, with respect to any Person, without duplication, (i) any liability of such Person (v) for borrowed money, or under any reimbursement obligation relating to a letter of credit or bankers' acceptance issued for the account of such Person, or (w) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation given in connection with the acquisition of any businesses, properties or assets of any kind), or (x) for the payment of money relating to any obligations under any capital lease of real or personal property which has been recorded as a Capitalized Lease Obligation and Attributable Value in respect of any Sale and Leaseback Transactions, or (y) under Hedging Agreements or Currency Agreements, or (z) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to assets or property acquired by such Person (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are, in each case, not more than 180 days overdue); (ii) all redeemable capital stock issued by such Person (the amount of indebtedness being represented by any involuntary liquidation preference plus accrued and unpaid dividends); (iii) any liability of others described in the preceding Clause (i) that the Person has guaranteed or that is otherwise its legal liability; (iv) overdue and unpaid interest or penalties related to any of the foregoing; (v) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in Clauses (i), (ii), (iii) and (iv) above; and (vi) any fixed or minimum premium payable on a redemption or replacement of any of the foregoing; *provided*, that Qualifying Subordinated Indebtedness in an aggregate principal amount (including any Qualifying Subordinated Indebtedness issued to pay interest on any Qualifying Subordinated Indebtedness) not in excess of US$100.0 million and Customer Advances shall be deemed not to constitute Indebtedness; *provided, however*, that, notwithstanding the foregoing proviso, Qualifying Subordinated Indebtedness shall be deemed to constitute Indebtedness if the Company defaults in the performance of, or breaches, any covenant or warranty of the Company under the Subordination Agreement applicable to such Qualifying Subordinated Indebtedness. Any Qualifying Subordinated Indebtedness that is deemed to constitute Indebtedness pursuant to the foregoing proviso shall be deemed to have been Incurred as Indebtedness hereunder on the date of such initial default or breach by the Company.

"**Indenture**" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof. The term "**Indenture**" shall also include the terms of a particular series of Notes established as contemplated by Section 3.1.

"**Initial Notes**" shall mean the Series A Notes, the Series A-P Notes, the Series B-A Notes, the Series B-A-P Notes, the Series B-B Notes and the Series B-B-P Notes.

"**Initial Officers' Certificate**" means the certificate delivered to the Trustee pursuant to Section 3.1, dated as of the date hereof, pursuant to which the Company has set forth the specific terms of the Initial Notes to be issued under this Indenture.

"**interest**", when used with respect to an Original Issue Discount Note which by its terms bears interest only after Maturity, means interest payable after Maturity.

"**Interest Payment Date**", when used with respect to any Note, means the Stated Maturity of an installment of interest on such Note.

"**International Energy Company**" means an international energy company or an international operator in the pipeline industry that as of the date of its most recently issued audited consolidated financial statements (or, if such company or operator is a consolidated subsidiary of another entity ("**Parent**"), as of the date of the Parent's most recently issued audited consolidated financial statements), has or whose Parent has, as the case may be, shareholders' equity of at least US$2.0 billion and total assets of at least US$4.0 billion.

"**Investments**" has the meaning specified in Section 10.22.

"**Investment Company Act**" means the Investment Company Act of 1940 and any statute successor thereto, in each case as amended from time to time.

"**Issue Date**" means the original issue date of the Initial Notes issued under this Indenture pursuant to the Initial Officer's Certificate.

"**License**" means, as of the Issue Date, the exclusive right and responsibility for a 35-year term (the "**Term**"), granted to the Company by the Argentine Government to provide gas transportation services in southern Argentina through the southern gas pipeline system, transferred to the Company by GdE, and the expansions and modifications thereto, together with all sub-annexes and all legislation, decrees, judicial or administrative rulings and/or regulations or interpretations issued by any Government Regulator, or by any of its respective agencies (including ENARGAS), which, by the Issue Date, have modified, amended or supplemented any of the original terms and conditions of the License and all annexes, exhibits and schedules thereto, including modifications, amendments and supplements that are in effect by the Issue Date that resulted from the provisions of the Public Emergency Law implemented by the Issue Date and under Federal Executive Branch decrees theretofore issued and implemented by October 1, 2004.

"**Lien**" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capitalized Lease Obligation, upon or with respect to any property or asset of such Person (including in the case of stock, as may be set forth in stockholder agreements, voting trust agreements and all similar arrangements), and any preferential right, trust arrangement, right of setoff, counterclaim or banker's lien, privilege or priority of any kind having the effect of constituting a security interest, and any designation of loss payees or beneficiaries or any similar arrangement under any insurance policy.

"**Maintenance Capital Expenditures**" means, with respect to any Fiscal Year, all Capital Expenditures made or (without duplication) committed in writing in such Fiscal Year to be made (without duplication of any amount of Capital Expenditures made or committed to be made in a prior Fiscal Year and attributed to such prior Fiscal Year for purposes of any determination under Section 10.18) relating to the repair or maintenance, including upgrades directly relating thereto or in connection with advancements or upgrades in technology, of the Company's fixed or capital assets or other property, plant and equipment pursuant to or in accordance with Sound Operating Practices, taking into account, among other things, advancements or upgrades in technology and environmental considerations; *provided*, that, with respect to any amount of Capital Expenditures committed in writing in any Fiscal Year to be made, only the amount of Capital Expenditures that are due and payable pursuant to the terms and conditions of such commitment within one year following the end of such Fiscal Year may be deemed to be "committed to be made" with respect to such Fiscal Year for purposes of this definition, and any remaining amount of Capital Expenditures relating to such commitment shall be allocated to one or more subsequent Fiscal Years; *provided, further*, that, notwithstanding the foregoing, with respect to any amount of Capital Expenditures committed to be made in any Fiscal Year, if such amount of Capital Expenditures will be made in a subsequent Fiscal Year, the Company may elect in writing (notified to the Trustee), in the Company's sole discretion, at the time such Capital Expenditures are made or committed in writing to be made, as the case may be, and only at such time, to have such amount of Capital Expenditures (or any portion thereof) attributed to such subsequent Fiscal Year instead of the Fiscal Year in which such amount of Capital Expenditures were committed in writing to be made.

"**Management Fee**" means any fee paid to a Person (net of any value-added or similar taxes, levies or assessments imposed by a governmental entity and any reasonable expenses (excluding overhead or structural expenses) incurred by such Person) as any remuneration for performance of its obligations (i) as technical operator of the Company in the Company's capacity as the licensee of the southern gas transportation system in Argentina (including, without limitation, remuneration under the Technical Assistance Agreement or any Amended TAA or Successor TAA) or (ii) for any other management services from an Affiliate of the Company if such services are not provided on an arm's-length basis or do not meet the provisions of Article 72 of the Argentine Public Offering Law 17,811 enacted under Argentine Executive Branch Decree No. 677/01, which fee shall not exceed the larger of the following amounts annually: (a) Ps. 3,000,000 or (b) seven percent (7%) of Consolidated EBIT (excluding the management fee expense) *minus* Ps. 3,000,000.

"**mandatory sinking fund payment**" means the minimum amount of any sinking fund payment provided for by the terms of any Notes as described in Section 12.1.

"**Material Default**" means any event or circumstance which would (i) with notice, lapse of time or both, become an Event of Default under any series of Notes then Outstanding and (ii) upon becoming an Event of Default under such series of Notes, have a material adverse effect on the Company's ability to perform its obligations under such series of Notes.

"**Maturity**", when used with respect to any Note, means the date on which the principal of such Note or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

"**Maximum Maintenance Capital Expenditure Amount**" means the following amounts for the following Fiscal Years: (i) for the Fiscal Year ending December 31, 2004, US$26.0 million; (ii) for the Fiscal Year ending December 31, 2005, US$27.0 million reduced by the amount of any Reallocated Maintenance Capital Expenditures made during such Fiscal Year; (iii) for the Fiscal Year ending December 31, 2006, US$38.0 million reduced by the amount of any Reallocated Maintenance Capital Expenditures made during such Fiscal Year; (iv) for the Fiscal Year ending December 31, 2007, US$43.0 million reduced by the amount of any Reallocated Maintenance Capital Expenditures made during such Fiscal Year; (v) for the Fiscal Year ending December 31, 2008, US$48.0 million; (vi) for the Fiscal Year ending December 31, 2009, US$53.0 million; and (vii) for the Fiscal Year ending December 31, 2010 and for each Fiscal Year thereafter, US$58.0 million; *provided*, that if the amount of Maintenance Capital Expenditures the Company is permitted to make or commit to make with respect to any Fiscal Year (without taking into account any excess amount carried forward from prior years pursuant to this proviso) is greater than the amount of Maintenance Capital Expenditures the Company actually makes or commits to make by it during such Fiscal Year, such excess amount shall be carried forward and shall increase the Maximum Maintenance Capital Expenditure Amount in the next succeeding Fiscal Year; *provided, further*, that such excess amount shall be, or shall be deemed to have been, applied or utilized first, prior to any other permitted amount, in such next succeeding Fiscal Year.

"**Negotiable Obligations Law**" has the meaning specified in paragraph (A) of the recitals to this instrument.

"**Net Proceeds**" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in the form of cash or cash equivalents in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale but, for the avoidance of doubt, excluding the amount of any liabilities that are assumed by the transferee of the relevant assets so long as there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities), net of (i) legal, accounting and investment banking fees, and sales, commission, and any relocation expenses incurred as a result of the Asset Sale; (ii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions arising as a result of the Asset Sale and any tax sharing arrangements; (iii) amounts required to be applied to the repayment of Indebtedness of the Company or any of its Subsidiaries, as the case may be, secured by a Lien on the asset or assets that were the subject of such Asset Sale; (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with Argentine GAAP; (v) all distribution and other payments required to be made to any Person owning a beneficial interest in assets subject to sale or minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; (vi) any reserve, established in accordance with Argentine GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by the Company or any of its Subsidiaries after such Asset Sale; and (vii) any portion of the purchase price from an Asset Sale placed in escrow (whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Sale or otherwise in connection with such Asset Sale); *provided*, *however*, that upon the termination of such escrow, Net Proceeds will be increased by any portion of funds therein released to the Company or any of its Subsidiaries.

"**New Debt Obligations**" means the Initial Notes and the Amended and Restated IDB Facility Loans.

"**Non-Consenting Creditors**" means holders of Existing Debt Obligations who do not participate in the Restructuring.

"**Non-Regulated Assets**" means any fixed or capital assets used in or with respect to the Company's business or operations other than fixed or capital assets the proceeds from any sale or other disposition of which would be required to be reinvested in new fixed or capital assets or other property, plant and equipment by either the rules and regulations of ENARGAS or the terms and conditions of the License, as determined at the time of any such sale or other disposition. For the avoidance of doubt, "**Non-Regulated Assets**" shall include those fixed or capital assets used in or with respect to the Company's business or operations that are not regulated by ENARGAS.

"**Notes**" has the meaning specified in paragraph (A) of the recitals to this instrument, or, as the context may require, means Notes that have been authenticated and delivered under this Indenture.

"**Note Register**" has the meaning specified in Section 3.6(a).

"**Notice of Default**" means a written notice of the kind specified in Section 5.1(2).

"**Officers' Certificate**" means a certificate signed by any two of the Chairman of the Board, a Vice Chairman of the Board, any member of the Supervisory Committee of the Company, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, any Vice President of the Company, any Finance Manager of the Company or any Senior Counsel of the Company, and delivered to the Trustee.

"**Opinion of Counsel**" means a written opinion of counsel, who may be counsel for the Company, and who shall be acceptable to the Trustee.

"**Optional Redemption**" has the meaning specified in Section 11.9.

"**Optional Redemption Reallocation Right**" has the meaning specified in Section 11.10.

"**optional sinking fund payment**" means any payment in excess of the mandatory sinking fund payment as described in Section 12.1.

"**original issue date**" of any Note (or portion thereof) means the earlier of (a) the date of such Note or (b) the date of any Note (or portion thereof) for which such Note was issued (directly or indirectly) for registration of transfer or exchange or in substitution.

"**Original Issue Discount Note**" means any Note which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2.

"**Other Debt Obligations**" means the Existing Debt Obligations included in the Restructuring that do not consist of the Existing Notes.

"**Outstanding**", when used with respect to Notes of a series, means, as of the date of determination, all Notes of that series theretofore authenticated and delivered under this Indenture, *except:*

(1) Notes of that series theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(2) Notes of that series for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company or any of its Affiliates) in trust for the Holders of such Notes; *provided*, that, if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(3) Notes of that series as to which Defeasance has been effected pursuant to Section 13.2; and

(4) Notes of that series which have been issued pursuant to Section 3.7 or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a protected purchaser in whose hands such Notes are valid obligations of the Company;

provided, *however*, that in determining whether the Holders of the requisite principal amount of the Outstanding Notes have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, whether pursuant to a meeting of Holders or pursuant to an Act of Holders, as the case may be, (A) the principal amount of an Original Issue Discount Note which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date pursuant to Section 5.2, (B) if, as of such date, the principal amount payable at the Stated Maturity of a Note is not determinable, the principal amount of such Note that shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 3.1, (C) the principal amount of a Note denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. Dollar Equivalent, determined as of such date in the manner provided as contemplated by Section 3.1, of the principal amount of such Note (or, in the case of a Note described in Clause (A) or (B) above, of the amount determined as provided in such Clause), and (D) Notes owned by the Company or any other obligor upon the Notes or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Notes which a Responsible Officer of the Trustee knows to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Company or any other obligor upon the Notes or any Affiliate of the Company or of such other obligor.

"**Paying Agent**" means any Person authorized by the Company to pay the principal of or any premium or interest on any Notes on behalf of the Company.

"**Permitted Asset Swap**" means any transfer of properties or assets by the Company or any Subsidiary of the Company in which at least 75% of the consideration received by the transferor consists of properties or assets (other than cash or cash equivalents) that are suitable for use in and will be used in a line of business in which the Company or any of its Subsidiaries is engaged as of the Issue Date, and the remaining 25% consists of cash or cash equivalents.

"**Permitted Capital Expenditures**" means the following (but excluding, with respect to Clause (ii) through (vii) below, Capital Expenditures constituting Maintenance Capital Expenditures):

(x) all Capital Expenditures that relate to the unscheduled emergency repair and maintenance of the Company's fixed or capital assets or other property, plant and equipment in accordance with

Sound Operating Practices, taking into account, among other things, regulatory requirements, advancements or upgrades in technology and environmental considerations, regardless of the accounting treatment of such Capital Expenditures, and shall include new construction or development of fixed or capital assets, but only to the extent that (x) such new construction or development in connection with such unscheduled emergency repair and maintenance is necessary to effect the repair, restoration, upgrading, refurbishment or rebuilding of previously existing fixed or capital assets or (y) such new construction or development in connection with such unscheduled emergency repair and maintenance is necessary in accordance with Sound Operating Practices;

(xi) all Capital Expenditures with respect to any Fiscal Year that relate to the development, acquisition or construction, purchase, modification, extension, expansion and/or improvement of new fixed or capital assets or other property, plant and equipment; *provided*, in each case, that such Capital Expenditures are made (including committed to be made) or paid for by the Company, but only to the extent that such Capital Expenditures were, are or shall be funded or otherwise paid for, either directly or indirectly, by any third party by means of a Customer Advance;

(xii) all Capital Expenditures with respect to any Fiscal Year in connection with the acquisition, purchase, construction, modification, development, extension, expansion and/or improvement of fixed or capital assets or other property, plant and equipment to be used in or for the Company's regulated or unregulated business or operations, but only to the extent that such Capital Expenditures were funded by or with the proceeds of or from the sale or other disposition of fixed or capital assets; *provided*, that such Capital Expenditures are made in compliance with Section 10.20;

(xiii) to the extent not otherwise permitted pursuant to this definition, all Capital Expenditures with respect to any Fiscal Year made or committed by any Project Finance Subsidiary in connection with permitted activities of such Project Finance Subsidiary;

(xiv) all Capital Expenditures, without duplication of Clause (ii) above or Clause (vi) below, in any line of business in which the Company or any of its Subsidiaries is engaged as of the Issue Date, other than the Capital Expenditures described in Clauses (i) to (iv) above and Clause (vi) below, which are funded by (or for which the funding of such Capital Expenditures was provided by) Alternative Funding that is available as of the date such Capital Expenditures are made or (without duplication) committed to be made;

(xv) all Capital Expenditures from Cash Surplus, without duplication of Clause (v) above, in any line of business in which the Company or any of its Subsidiaries is engaged as of the Issue Date; *provided,* that, immediately after giving pro forma effect to the making or commitment to make such expenditures, as calculated and determined as of the date such expenditures are made or committed to be made, the Consolidated Debt Ratio is equal to or less than 3.00 to 1;

(xvi) any Government-Mandated Expenditure not otherwise constituting a "Permitted Capital Expenditure" hereunder, the amount of which does not exceed annually the lower of (i) US$20.0 million and (ii) 20% of the Company's EBITDA for the four fiscal quarters immediately preceding the date of such written request, for which the Company has prepared consolidated statements of cash flows in accordance with Argentine GAAP; and

(xvii) any Reallocated Maintenance Capital Expenditures.

"**Permitted Indebtedness**" means the following:

(i) Indebtedness that constitutes or the net proceeds from which are used for purposes of working capital, including (x) short-term financing or pre-export financing loans and (y) import/export activities; *provided, however,* that the aggregate principal amount outstanding of the sum of all such U.S. Dollar-denominated Indebtedness plus the U.S. Dollar Equivalent of all such non-U.S. Dollar-denominated Indebtedness so Incurred shall not exceed (calculated and determined as of the date of each such Incurrence and immediately after giving pro forma effect to such Incurrence and the application of the net proceeds therefrom) US$25.0 million;

(ii) Indebtedness that (x) constitutes Project Finance Indebtedness or (y) constitutes a Project Finance Guaranty and is Incurred prior to December 15, 2008; *provided*, *however*, that in the case of Project Finance Indebtedness, the aggregate principal amount outstanding of all Project Finance Indebtedness so Incurred shall not exceed (calculated and determined as of the date of each such Incurrence and immediately after giving pro forma effect to such Incurrence and the application of the net proceeds therefrom) US$250.0 million; and *provided*, *further*, that the aggregate principal amount of all such Project Finance Guaranties so Incurred and outstanding at any one time shall not exceed (calculated and determined as of the date of each such Incurrence and immediately after giving pro forma effect to such Incurrence and the application of the net proceeds therefrom) US$60.0 million;

(iii) Voluntary Refinancing Indebtedness;

(iv) Indebtedness Incurred during Year 4 and thereafter; *provided*, that, at the time of and immediately after giving pro forma effect to the Incurrence of such Indebtedness and the application of the net proceeds therefrom, as calculated and determined as of the date of each such Incurrence, the Consolidated Debt Ratio is equal to or less than 3.50 to 1 for any Incurrence in Year 4, 3.40 to 1 for any Incurrence in Year 5, 3.30 to 1 for any Incurrence in Year 6, 3.20 to 1 for any Incurrence in Year 7, 3.10 to 1 for any Incurrence in Year 8 and 3.00 to 1 for any Incurrence in Year 9; *provided*, *further*, that at the time of, and immediately after giving pro forma effect to, the Incurrence of such Permitted Indebtedness, no default or Event of Default shall have occurred and be continuing;

(v) Capitalized Lease Obligations not in excess of US$10.0 million at any time outstanding; and

(vi) Indebtedness under Hedging Agreements or Currency Agreements; *provided*, that such Indebtedness is not Incurred for speculative purposes, is necessary or prudent to hedge or otherwise manage risk to which the Company is or expects to be exposed in the ordinary course of the Company's business and are entered into in compliance with Section 10.22.

"**Permitted Investments**" means the following:

(i) Investments existing as of the Issue Date, as set forth in Schedule A to this Indenture;

(ii) Investments in fixed or capital assets or other property used in the ordinary course of the Company's business and in any line of business in which the Company or any of its Subsidiaries is engaged as of the Issue Date; *provided*, that such Investments comply with Section 10.18;

(iii) Investments received by the Company or any of its Subsidiaries as consideration for Asset Sales or Investments made with the proceeds of such Asset Sales; *provided*, that such Asset Sale or Investment is effected in compliance with Section 10.20;

(iv) Investments in Project Assets made with the proceeds of any Project Finance Indebtedness by a Project Finance Subsidiary;

(v) subject to the restrictions set forth in Clause (ii) of the definition of "Permitted Indebtedness", the issuance of any Project Finance Guaranty; *provided*, that, if a claim is made under such Project Finance Guaranty, such claim shall be funded by (or the funding of such claim shall be provided by) Alternative Funding; *provided*, *further*, that if there is insufficient Alternative Funding to satisfy the full amount of any such claim at the time such claim is made, then the remaining amount of any such claim shall be funded by (or the funding of such remaining amount shall be provided by) Alternative Funding thereafter;

(vi) Investments of the proceeds of any Customer Advances;

(vii) Extensions of credit in the nature of accounts receivable or notes receivable arising in the ordinary course of business from the sale or lease of goods or services, including advances in the ordinary course with respect to the purchase of goods or services in the ordinary course of business;

(viii) Investments in U.S. Dollars, euros, Pesos, the other official currencies of any European Union Member or money in other currencies received, acquired or used in the ordinary course of the Company's business to the extent such Investments are not made for speculative purposes and are necessary or prudent to hedge currency risk experienced in the ordinary course of business;

(ix) Investments in Hedging Agreements or Currency Agreements; *provided*, that such Investments are not made for speculative purposes, are necessary or prudent to hedge or otherwise manage risk to which the Company is or expects to be exposed in the ordinary course of its business and are entered into in compliance with Section 10.17;

(x) Investments in securities, instruments or other obligations (and related hedging contracts) received in the ordinary course of business or in compromise or settlement of debts created in the ordinary course of business, or by reason of a composition or readjustment of debts or reorganization of another Person, or in satisfaction of claims or judgments, or in connection with mandatory or voluntary exchange offers set up by the federal, provincial or municipal government of Argentina;

(xi) Investments in national, provincial or other Argentine Government obligations acquired in the ordinary course of business, which obligations can be applied in payment of taxes or other obligations under Argentine law; *provided*, that the acquisition of such obligations was required by law or made pursuant to or in accordance with an order, decree, rule, regulation or mandate imposed, declared or otherwise issued by a Government Regulator;

(xii) guaranties entered into or issued by the Company of Permitted Indebtedness; *provided*, that such guaranties are entered into or issued by the Company in accordance with Section 10.17;

(xiii) the creation of Liens; *provided*, that such Liens are created by the Company in accordance with Section 10.21;

(xiv) loans and advances to the Company's employees, officers and directors, the aggregate amount of which does not exceed US$2.0 million at any one time;

(xv) intercompany loans and advances to any Subsidiary in which the Company owns 99% of the outstanding stock, the aggregate amount of which loans and advances does not exceed US$30.0 million at any one time; *provided*, that, if at any time the Company owns less than 99% of the outstanding stock in such Subsidiary, then any such loans or advances shall be funded by (or the funding of such loans or advances shall be provided by) Alternative Funding; *provided, further*, that if there is insufficient Alternative Funding to satisfy the full amount of any such claim at the time such claim is made, then the remaining amount of any such claim shall be funded by (or the funding of such remaining amount shall be provided by) Alternative Funding thereafter;

(xvi) Investments in Cash Equivalents;

(xvii) Investments made in accordance with the definition of "Permitted Capital Expenditures";

(xviii) that portion of any Investment where the consideration provided by the Company is its capital stock;

(xix) Investments, without duplication of Clause (xx) below, in any line of business in which the Company or any of its Subsidiaries is engaged as of the Issue Date, other than the Investments described in Clauses (i) to (xviii) above or Clause (xx) below, which are funded by (or for which the funding of such Investments was provided by) Alternative Funding that is available as of the date such Investments are made;

(xx) all Investments funded by (or for which the funding of such Investments was provided by) Cash Surplus, without duplication of Clause (xix) above; *provided*, that, immediately after giving pro forma effect to the making of such Investments, as calculated and determined as of the date such Investments, the Consolidated Debt Ratio is equal to or less than 3.00 to 1; and to the extent that an Investment in a Subsidiary was made in accordance with Clause (xix), (xx) or this Clause (xxi) of this definition of "Permitted Investments", a further Investment by such Subsidiary in another Subsidiary.

"**Permitted Liens**" means the following:

(i) Liens existing as of the Issue Date, as set forth in Schedule B to this Indenture;

(ii) Liens created by the Company's Subsidiaries over their assets solely in favor of the Company in an aggregate amount outstanding at any time not to exceed US$25.0 million;

(iii) purchase money Liens created (other than in favor of an Affiliate of the Company) on or in physical assets or equipment that are acquired by the Company or any of its Subsidiaries in the ordinary course of business to secure the purchase price of such physical assets or equipment financed by Indebtedness permitted to be Incurred pursuant to the definition of "Permitted Indebtedness" Incurred solely for the purpose of financing the acquisition of any such physical assets or equipment at the time of acquisition (other than any such Liens created in contemplation of such acquisition that do not secure the purchase price), or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount; *provided, however*, that (A) such Lien is Incurred and the Indebtedness secured thereby is created within 90 days after that acquisition, and (B) no such Lien shall extend to or cover any physical assets or equipment other than the physical assets or equipment being acquired and; *provided*, *further*, that the aggregate principal amount of the Indebtedness secured by Liens permitted by this Clause (iii) shall not exceed US$25.0 million at any time outstanding;

(iv) any Lien created by a Project Finance Subsidiary on its assets securing Project Finance Indebtedness (other than from an Affiliate of the Company) incurred by such Project Finance Subsidiary;

(v) pledges of any capital stock or other interests in any Project Finance Subsidiary or any special purpose holding company owning such Project Finance Subsidiary to secure Project Finance Indebtedness (other than from an Affiliate of the Company) Incurred by such Project Finance Subsidiary;

(vi) Liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings; *provided*, that adequate reserves with respect thereto are maintained on the Company's books or the books of any of the Company's Subsidiaries, as the case may be, in conformity with Argentine GAAP;

(vii) Liens arising in favor of carriers, warehousemen, landlords, mechanics, material men, laborers, employees or suppliers, or other similar Liens imposed by law or by contract (including brokers' and bankers' liens and rights of set-off), in each case, Incurred in the ordinary course of business for sums which are not overdue for a period of more than 60 days or are being contested in good faith by negotiations (for no more than 60 days) or by appropriate proceedings which suspend the collection thereof; and, in any case, for which reserves have been established as required by Argentine GAAP;

(viii) Liens arising by reason of (x) any judgment, decree or order of any court, so long as such Lien is being contested in good faith and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; and (y) pledges, deposits or other security in connection with workers' compensation or other unemployment insurance or obligations arising from other social security laws or legislation;

(ix) deposits made in the ordinary course of business and in each case not Incurred or made in connection with the borrowing of money, to secure the performance of (a) tenders, bids, trade contracts, leases (other than Capitalized Lease Obligations), statutory obligations, surety and appeal bonds, or (b) performance bonds, purchase, construction or sales contracts and other obligations of a like nature; *provided*, that, in the case of Clause (b) above, the amount of such deposits shall not exceed US$2.0 million at any time outstanding;

(x) any Lien existing on property of a Person immediately prior to its being consolidated with or merged into the Company or any of its Subsidiaries or its becoming a Subsidiary, or any Lien existing on any property acquired by the Company or any of its Subsidiaries at the time such property is so acquired (whether or not the Indebtedness secured thereby shall have been assumed); *provided*, that such Liens were not created in contemplation thereof and do not extend to any other property of the Company or any of its Subsidiaries;

(xi) escrow deposits, trusts or similar accounts (i) established by any Project Finance Subsidiary for the payment of its debt service obligations, (ii) created or established in connection with an Asset Sale as contemplated by Clause (vii) of the definition of "Net Proceeds" or (iii) for the payment of the Company's debt service under the New Debt Obligations (including, without limitation, any Lien in favor of the Trustee pursuant to Section 6.7(4));

(xii) Capitalized Lease Obligations;

(xiii) leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case incidental to, and not interfering with, the ordinary conduct of the Company's business or the business of any of its Subsidiaries;

(xiv) Liens created in order to comply with any rule or regulation of a Government Regulator; *provided*, that (a) the assets subject to such Liens are used in the Company's gas transportation business conducted pursuant to the License, (b) such Liens are created only on the additional assets or properties constructed or developed by the Company in connection with an expansion project mandated by a Government Regulator, (c) no Liens are created over the revenues generated by such assets except as otherwise permitted by Clause (xvi) below, (d) the entity or trust secured by such Lien has no recourse against the Company or its properties or revenues, except in respect of the additional assets subject to such Liens and (e) such Liens are not created in favor of an Affiliate of the Company; *provided*, *however*, that Liens may be created in favor of Government-Mandated Trusts in which any of the Company's Affiliates own some but less than all of the beneficial interest;

(xv) any Lien created on any asset securing an extension, renewal, refund or refinancing (or successive extensions, renewals, refunds or refinancings), in whole or in part, of Indebtedness Incurred in compliance with Section 10.17 and that otherwise replaces a Permitted Lien; *provided*, that (x) the Lien is created over the original asset secured and (y) the principal amount of Indebtedness secured by the Lien prior to such extension, renewal, refund or refinancing is not increased, other than with respect to costs, fees and expenses incidental to such extension, renewal, refund or refinancing; and

(xvi) all Liens created on any asset securing Indebtedness Incurred by the Company or any of its Subsidiaries, other than Liens described in Clauses (i) to (xv) of this definition, the aggregate principal amount of which (together with, but without duplication of, all Indebtedness Incurred by the Company's Subsidiaries, other than Project Finance Subsidiaries) does not exceed US$25.0 million at any one time; *provided*, that if such Liens are denominated in currencies other than U.S. Dollars, then the value of any such Liens for purposes of this Clause (xvi) shall be determined by reference to the U.S. Dollar Equivalent of the amount of such Liens as of the date they were made.

"**Person**" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"**Personal Assets Tax**" has the meaning specified in Section 11.12.

"**Peso**" means the lawful currency of Argentina.

"**Peso Average**" means, with respect to the amount of any non-Peso-denominated Indebtedness, the amount of Pesos obtained by converting the aggregate principal amount of any such non-Peso-denominated Indebtedness into Pesos at an average exchange rate determined by reference to the exchange rate for the buying of Pesos, as reported by *Banco de la Nación Argentina*, on each day for which rates are available during the period corresponding to the relevant period used to calculate Consolidated Adjusted EBITDA in connection with any calculation or determination of the Consolidated Debt Ratio.

"**Peso Equivalent**" means, as of any date of determination and with respect to any non-Peso denominated amount, the amount of Pesos obtained by converting such foreign currency into Pesos at the exchange rate for the selling of Pesos on any one of the five Business Days immediately preceding such date of determination, with respect to such foreign currency amount, as reported by *Banco de la Nación Argentina* or as reported by Bloomberg LP, Reuters Group PLC or (if such information is not reported by Bloomberg LP or Reuters Group PLC) such other internationally recognized service for the publication of exchange rate data or information, as the Company may reasonably determine; *provided, however,* that if exchange rate data or information is not available as of such date of determination as a result of market conditions or otherwise, then the Peso Equivalent shall be determined by reference to exchange rate data or information that is available on any such date chosen by the Company during any such five Business Day period immediately preceding such date of determination.

"**Place of Payment**" has the meaning specified in Section 3.6(a).

"**Predecessor Note**" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 3.7 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

"**Principal Paying Agent**" has the meaning specified in the preamble to this Indenture.

"**Project Assets**" means (i) the fixed or capital assets or other property, plant and equipment constructed, developed, extended, expanded or improved (or acquired or purchased in order to complete any such construction, development, extension, expansion or improvement) by a Project Finance Subsidiary.

"**Project Finance Guaranty**" means a guarantee, surety or other similar obligation in respect of Project Finance Indebtedness, granted to lenders (other than Affiliates of the Company) to a project of the relevant Project Finance Subsidiary in respect of completion of the construction, development, extension, expansion or improvement of that project in accordance with tests or standards agreed with such lenders or in respect of payment of the debt obligations owing to those lenders until such completion has been achieved; *provided*, that the proportionate share that any such guaranties, sureties or similar obligations issued by the Company bears to the total amount of such guaranties, sureties, or similar obligations covering such Indebtedness does not exceed the Company's proportionate share of the total equity ownership interest in the Project Finance Subsidiary that is undertaking such project.

"**Project Finance Indebtedness**" means Indebtedness Incurred by any Project Finance Subsidiary in connection with the financing of all or any part of the purchase price or cost of the construction, development, extension, expansion or improvement of any Project Assets (including the purchase price of and acquisition costs relating to materials, equipment and other assets required to complete such construction, development, extension, expansion or improvement); *provided*, that the sole source of recourse of any creditor of such Project Finance Subsidiary for the payment of principal, interest and other amounts of such Indebtedness shall be (i) recourse to the aggregate cash flow or net cash flow (or the revenues or any portion thereof as may be negotiated by such Project Finance Subsidiary) generated by the assets of the Project Finance Subsidiary, and/or (ii) recourse to the assets of such Project Finance Subsidiary, and/or (iii) a Project Finance Guaranty, and/or (iv) recourse to the capital stock or other interests in such Project Finance Subsidiary that is pledged in connection with the Incurrence of such Project Finance Indebtedness, and/or (v) recourse to credit enhancement (*e.g.,* letters of credit, insurance policies, surety bonds, guaranty contracts of the types customary in project finance transactions and in respect or as a result of which there is no recourse, whether direct or indirect, to the Company or any of its Subsidiaries (other than the relevant Project Finance Subsidiaries)) provided by third parties (other than Affiliates of the Company).

"**Project Finance Subsidiary**" means any special purpose entity in which the Company has an interest as an equity holder, in each case, formed for the purpose of (i) constructing, developing, extending, expanding or improving (or acquiring or purchasing, in order to complete any such construction, development, extension, expansion or improvement), fixed or capital assets or other property, plant or equipment, or (ii) being a holding company that owns 100% of the equity interests in any Person meeting the criteria set out in Clause (i) above, and which in any case satisfies each of the following criteria:

(a) the Company's Affiliates do not (x) participate in or otherwise conduct business with such Project Finance Subsidiary except that the Company's Affiliates may make equity investments in, or provide debt to, such Project Finance Subsidiary in the same manner, on the same terms and in the same relationship of equity or debt as the Company makes equity investments in, or provides debt to, such Project Finance Subsidiary, or (y) receive any payments from such Project Finance Subsidiary except payments that are made on a basis that is *pari passu* with and pro rata to payments made to the Company by such Project Finance Subsidiary; *provided*, that the Company's Affiliates may enter into gas supply contracts, offtake contracts, contracts relating to electricity supply, generation, transportation or distribution, and other commercial transactions (not involving the provision of debt, equity, guaranties or other investments) in the ordinary course of business with such Project Finance Subsidiary so long as (A) such gas supply contracts, offtake contracts, contracts relating to electricity supply, generation, transportation or distribution, and other commercial transactions are on an arm's-length basis and are on terms no more favorable to such Affiliates than the terms that such Project Finance Subsidiary provides to Persons that are not its or the Company's Affiliates in a comparable arm's-length transaction and (B) in the case of such other commercial transactions, the aggregate payments to be made in any year by such Project Finance Subsidiary under such other transactions do not exceed US$10.0 million;

(b) such Project Finance Subsidiary does not conduct business with the Company's customers unless any such business (x) is conducted on an arm's-length basis and on terms no less favorable to such Project Finance Subsidiary than it would obtain in a comparable arm's-length transaction with a Person which is not the Company's customer and (y) is not reasonably expected to have a material adverse effect on the results of operations of the Company and its Subsidiaries taken as a whole (disregarding such Project Finance Subsidiary);

(c) such Project Finance Subsidiary does not acquire, whether by way of acquisition of shares or of assets, a business operating as a going concern; and

(d) the sole source of recourse of any creditor of such Project Finance Subsidiary for the payment of principal, interest and other amounts of such Indebtedness will be (v) recourse to the aggregate cash flow or net cash flow (or the revenues or any portion thereof as may be negotiated by such Project Finance Subsidiary) generated by the assets of such Project Finance Subsidiary, and/or (w) recourse to the assets of such Project Finance Subsidiary, and/or (x) a Project Finance Guaranty, and/or (y) recourse to the capital stock or other equity or quasi-equity interests in such Project Finance Subsidiary that is pledged in connection with the Incurrence of such Project Finance Indebtedness, and/or (z) recourse to credit enhancement (*e.g.*, letters of credit, insurance policies, surety bonds, guaranty contracts of the types customary in project finance transactions and in respect or as a result of which there is no recourse, whether direct or indirect, to the Company or any of its Subsidiaries (other than the relevant Project Finance Subsidiaries)) provided by third parties (other than Affiliates of the Company).

"**Property**" means any asset, revenue or any other property, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

"**Public Emergency Law**" means the Public Emergency and Foreign Exchange System Reform Law No. 25,561 and the decrees and regulations issued thereunder.

"**Qualifying Subordinated Indebtedness**" means subordinated indebtedness Incurred by the Company in respect of which (a) a Subordination Agreement substantially in the form attached hereto as Schedule C has been executed, delivered and become effective and (b) the following procedure has been complied with: (i) at least 15 days prior to the Company's Incurrence of Qualifying Subordinated Indebtedness, the Company has provided to IDB and the Trustee an execution version of the aforementioned Subordination Agreement, (ii) if IDB and/or the Trustee execute the Subordination Agreement within this 15-day period, then the Subordination Agreement will be among the Company, the Qualifying Subordinated Indebtedness lender and the executing party (either IDB or the Trustee or both, as the case may be), and any non-executing party (either IDB or the Trustee, as the case may be) will be a third-party beneficiary thereof, and (iii) if neither IDB nor the Trustee execute the Subordination Agreement within this 15-day period, then the Subordination Agreement will be between the Company and the Qualifying Subordinated Indebtedness lender, and IDB and the Trustee will be third-party beneficiaries thereof.

"**Reallocated Maintenance Capital Expenditure**" means capital expenditures made by the Company during the Fiscal Year ending December 31, 2005, 2006 and 2007, for the purpose of construction or development in connection with the expansion of the Company's pipeline in an amount not to exceed US$10.8 million for the Fiscal Year ending December 31, 2005, US$15.2 million for the Fiscal Year ending December 31, 2006 and US$17.2 million for the Fiscal Year ending December 31, 2007.

"**Redemption Date**", when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

"**Redemption Price**", when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

"**Refusing Holder**" has the meaning specified in Section 11.9.

"**Registered Notes**" means Notes that have been registered pursuant to the Securities Act.

"**Registrar**" has the meaning specified in the preamble to this Indenture.

"**Regular Record Date**" for the interest payable on any Interest Payment Date on the Notes of any series means the date specified for that purpose as contemplated by Section 3.1.

"**Regulation S**" means Regulation S under the Securities Act (or any successor provision), as it may be amended from time to time.

"**Regulation S Certificate**" means a certificate substantially in the form specified in Annex A.

"**Regulation S Global Note**" has the meaning specified in Section 2.2.

"**Regulation S Legend**" means the legend required to be placed upon a Regulation S Global Note.

"**Regulation S Notes**" means all Notes issued pursuant to Regulation S (or whose predecessor Note was issued pursuant to Regulation S). Such term includes the Regulation S Global Note.

"**Reinvestment Period**" means, with respect to any period for the reinvestment of Net Proceeds (or any portion thereof) the Company or a Subsidiary of the Company received from the sale of the Company's or such Subsidiary's Non-Regulated Assets, the twelve-month period commencing on the date the Company or such Subsidiary receives such Net Proceeds (or such portion thereof); *provided, however,* that, with respect to any commitment entered into for the reinvestment of such Net Proceeds (or any such portion thereof) during any Reinvestment Period, if such commitment lapses or is otherwise terminated (i) by the Company or such Subsidiary through the reasonable exercise of its rights or their rights, upon breach or default by the other party, under any contract or other agreement governing such commitment, (ii) by any Person other than the Company or a Person acting at the Company's direction, either directly or indirectly, or (iii) by operation of law or any order, decree, rule, regulation or mandate of any Government Regulator, then "**Reinvestment Period**" shall mean the six-month period commencing on the date of such lapse or termination.

"**Related Event of Default**" has the meaning specified in Section 5.1(3)(b).

"**Remaining Debt Reserve**" means (A) the *sum* of US$40.0 million *plus* the *product* of (x) US$110.0 million *multiplied* by (y) the quotient obtained by dividing the amount of Existing Debt Obligations held by Non-Consenting Creditors on the Issue Date by the total amount of the Existing Debt Obligations as of that date (prior to the issuance of the Initial Notes and the execution and delivery of the Amended and Restated IDB Loan Agreements), *minus* (B) the total amount applied by the Company from time to time for the purpose of, among others, compromising, discharging or otherwise settling claims relating to or arising out of Existing Debt Obligations that were not exchanged or cancelled on the Issue Date.

"**Reserved Cash Surplus**" means, in respect of any Early Amortization Payment Date, the *sum* of (i) Cash Surplus, *minus* (ii) Adjusted Cash Surplus.

"**Responsible Officer**", when used with respect to the Trustee, means any officer within the corporate trust department with direct responsibility for the administration of this Indenture, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

"**Restricted Global Note**" has the meaning specified in Section 2.3.

"**Restricted Notes**" means all Notes required pursuant to Section 3.6(c) to bear a Restricted Notes Legend. Such term includes the Restricted Global Note.

"**Restricted Notes Certificate**" means a certificate substantially in the form specified in Annex B.

"**Restricted Notes Legend**" means the legend required to be placed upon a Restricted Note.

"**Restricted Payment**" means, with respect to the Company or any of its Subsidiaries, (i) any dividend (other than dividends payable solely in shares of the Company's common stock or the common stock of any of such Subsidiaries so long as such dividends do not result in any dilution of the Company's ownership interest in such Subsidiary, as the case may be) or other distribution (whether in cash, securities or other property) with respect to any shares of any class of the Company's capital stock or that of any of its Subsidiaries, in each case, which shares of capital stock are held by Persons other than (A) the Company, in the case of the Subsidiaries of the Company, or (B) the Company's Subsidiaries, in the case of such Subsidiaries' respective Subsidiaries, or (ii) any payment (whether in cash, securities or other property), including any sinking fund or similar deposit or payment, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock or any option, warrant or other right to acquire any such shares of capital stock or (iii) any Management Fee. For the avoidance of doubt, "**Restricted Payment**" does not mean payments (other than dividends or distributions in respect of the Company's capital stock or other payments referred to in Clauses (i), (ii) or (iii) above) made in the ordinary course of business.

"**Restricted Payment Reallocation Amount**" means, with respect to any Fiscal Year, the amount by which the Company elects in writing (notified to the Trustee) to reduce the aggregate amount of *all* Restricted Payments permitted to be made and that have not been made pursuant to Clauses (i) and (ii) of Section 10.19 in such Fiscal Year, for the purpose of increasing Alternative Funding.

"**Restructuring**" means the restructuring of substantially all of the Company's outstanding unsecured indebtedness pursuant to the Restructuring Agreement.

"**Restructuring Agreement**" means the out-of-court reorganization agreement, dated as of November 12, 2004, by and among the Company and the Consenting Creditors.

"**Restructuring Expenses**" means all costs and expenses for which the Company is responsible related to the negotiation, implementation, execution, delivery and performance of the Restructuring incurred as of the Issue Date, including but not limited to the fees of any advisors, accountants, printers and legal counsel, travel expenses and costs related to the conservation and preservation of the Company's assets subject to priority payment under Section 240 of the ABL.

"**Rule 144**" means Rule 144 under the Securities Act (or any successor provision), as it may be amended from time to time.

"**Rule 144A**" means Rule 144A under the Securities Act (or any successor provision), as it may be amended from time to time.

"**Sale and Leaseback Transaction**" means any transaction or series of related transactions pursuant to which the Company or any of its Subsidiaries sells or transfers any property or asset in connection with the leasing, or the resale against installment payments, of such property or asset to the seller or transferor.

"**Securities Act**" means the U.S. Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time and the rules and regulations promulgated thereunder.

"**Securities Act Legend**" means a Restricted Notes Legend or a Regulation S Legend.

"**Semi-Annual B-A UIP Period**" has the meaning specified in the Initial Officers' Certificate.

"**Semi-Annual Early Amortization Amount**" has the meaning specified in the Initial Officers' Certificate.

"**Series A Notes**" has the meaning specified in the Initial Officers' Certificate.

"**Series A-P Notes**" has the meaning specified in the Initial Officers' Certificate.

“**Series B Notes**” means the Series B-A Notes, the Series B-A-P Notes, the Series B-B Notes and the Series B-B-P Notes.

“**Series B-A Notes**” has the meaning specified in the Initial Officers’ Certificate.

“**Series B-A-P Notes**” has the meaning specified in the Initial Officers’ Certificate.

“**Series B-B Notes**” has the meaning specified in the Initial Officers’ Certificate.

“**Series B-B-P Notes**” has the meaning specified in the Initial Officers’ Certificate.

“**Significant Subsidiary**” means (i) a Subsidiary of the Company having, as of the end of the most recent fiscal quarter of the Company, total assets equal to or exceeding 20% of the total assets of the Company and its Subsidiaries on a consolidated basis or (ii) for the most recent Fiscal Year of the Company (or, if shorter, for the period of time since the relevant Person became a Subsidiary), net income equal to or exceeding 20% of the net income of the Company and its Subsidiaries on a consolidated basis, in each case as evidenced by the most recent consolidated financial statements of the Company delivered to the Trustee pursuant to this Indenture.

“**Sound Operating Practice**” shall mean, at a particular time, either (a) any of the practices, methods and acts engaged in or approved by a significant portion of the international and/or the Argentine pipeline industry, or (b) with respect to any matter as to which (a) does not apply, any of the practices, methods and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at the reasonable cost consistent with commercially recognized and good business and operating practices, manufacturer warranties, environmental considerations, reliability, safety, efficiency and expedition. “**Sound Operating Practice**” is not intended to be limited to the optimum or best practice, method or act to the exclusion of all others, but rather to be a spectrum of possible practices, methods or acts having due regard for, among other things, advancements or upgrades in technology, financial resources and constraints, time allowances and limitations, environmental requirements and considerations, including weather-related considerations, insurance policies and the requirements, orders, decrees or mandates that are imposed, declared or otherwise issued by a Government Regulator.

“**Special Record Date**” for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 3.8.

“**Specified Currency**” has the meaning specified in Section 5.16.

“**Stated Maturity**”, when used with respect to any Note or any installment of principal thereof or interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of principal or interest is due and payable.

“**Statutory Auditor**” means the internal auditors (*síndicos*) of the Company appointed pursuant to Section 284 of the Argentine Corporations Law No. 19,550.

“**Subordination Agreement**” shall mean any Subordination Agreement, substantially in the form of Schedule C hereto, which the Company may enter into in the future.

“**Subsequent Notes**” means any Notes issued pursuant to this Indenture other than the Initial Notes.

“**Subsidiary**” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more of its other Subsidiaries, or by the Company and one or more of its other Subsidiaries. For the purposes of this definition, “**voting stock**” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

“**Successor TAA**” has the meaning specified in Section 10.14.

“**Taxes**” has the meaning specified in Section 10.2.

“**Technical Assistance Agreement**” means the Technical Assistance Agreement, dated as of December 28, 1992, between Transportadora de Gas del Sur S.A. and Enron Pipeline Company Argentina S.A., as amended, and as assigned to Petrobras Energía S.A. on July 15, 2004 (as amended, modified or supplemented as of the Issue Date).

“**Tranche A Debt Obligations**” means the Series A Notes, the Series A-P Notes and the Tranche A Loans.

“**Tranche A Loans**” means the A2-A Loan and the B2-A Loan, each dated the date hereof, under the Amended and Restated IDB Loan Agreements.

“**Tranche B Debt Obligations**” means the Tranche B-A Debt Obligations and the Tranche B-B Debt Obligations.

“**Tranche B-A Debt Obligations**” means the Series B-A Notes, the Series B-A-P Notes and the Tranche B-A Loans.

“**Tranche B-A Loans**” means the A2-BA Loan and the B2-BA Loan, each dated the date hereof, under the Amended and Restated IDB Loan Agreements.

“**Tranche B-B Debt Obligations**” means the Series B-B Notes and the Series B-B-P Notes.

“**Trust Indenture Act**” means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; *provided, however*, that in the event the Trust Indenture Act of 1939 is amended after such date, “**Trust Indenture Act**” means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

“**Trustee**” means the Person named as the “Trustee” in the preamble to this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, “Trustee” as used with respect to the Notes of any series shall mean the Trustee with respect to Notes of that series.

“**U.S. Dollars**”, “**United States Dollars**”, “**US$**” and the symbol “**$**” each mean the lawful currency of the United States of America.

“**U.S. Dollar Equivalent**” means, as of any date of determination and with respect to any non-U.S. Dollar-denominated amount, the amount of U.S. Dollars obtained by converting such foreign currency into U.S. Dollars at the exchange rate for the selling of U.S. Dollars on the Business Day immediately preceding such date of determination, (i) with respect to Pesos, as reported by *Banco de la Nación Argentina*, and (ii) with respect to any other currency, as reported by Bloomberg LP, Reuters Group PLC or (if such information is not reported by Bloomberg LP or Reuters Group PLC) such other internationally recognized service for the publication of exchange rate data or information, as the Company may reasonably determine; *provided, however*, that if exchange rate data or information is not available as of such date of determination as a result of market conditions or otherwise, then the U.S. Dollar Equivalent shall be determined by reference to exchange rate data or information that is available on the first Business Day immediately preceding such date of determination.

“**U.S. Government Obligations**” means obligations issued or directly and fully guaranteed or insured by the United States of America or by any agent or instrumentality thereof; *provided*, that the full faith and credit of the United States of America is pledged in support thereof.

“**Voluntary Refinancing Indebtedness**” means any Indebtedness; *provided*, that the net cash proceeds of such Voluntary Refinancing Indebtedness are applied or used to make payments of principal, within 90 days of the date of such Incurrence, on the outstanding Tranche A Debt Obligations until such obligations have been paid in full and are no longer outstanding and thereafter to make payments of principal on the Tranche B Debt Obligations on a pro rata basis, in each case, as soon as reasonably practicable following the Incurrence of such Voluntary Refinancing Indebtedness; *provided, further*, that, in each case, the net cash proceeds of such Voluntary Refinancing Indebtedness shall be applied, first, to pay or reduce the next succeeding principal payments (to the extent permitted by the terms of such outstanding obligations to be repaid) and, second, to the next succeeding principal payments (to the extent permitted by the terms of such outstanding obligations to be repaid), until the net cash proceeds of such Voluntary Refinancing Indebtedness have been fully applied.

“**Year**” means any of Year 1, Year 2, Year 3, Year 4, Year 5, Year 6, Year 7, Year 8 or Year 9.

“**Year 1**” for the Initial Notes will be the period from and including December 15, 2004 to and including December 14, 2005.

“**Year 2**” for the Initial Notes will be the period from and including December 15, 2005 to and including December 14, 2006.

“**Year 3**” for the Initial Notes will be the period from and including December 15, 2006 to and including December 14, 2007.

“**Year 4**” for the Initial Notes will be the period from and including December 15, 2007 to and including December 14, 2008.

“**Year 5**” for the Initial Notes will be the period from and including December 15, 2008 to and including December 14, 2009.

“**Year 6**” for the Initial Notes will be the period from and including December 15, 2009 to and including December 14, 2010.

“**Year 7**” for the Series B Notes will be the period from and including December 15, 2010 to and including December 14, 2011.

“**Year 8**” for the Series B Notes will be the period from and including December 15, 2011 to and including December 14, 2012.

“**Year 9**” for the Series B Notes will be the period from and including December 15, 2012 to and including December 14, 2013.

1.2 Compliance Certificates and Opinions

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under the Trust Indenture Act. Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

1.3 Form of Documents Delivered to Trustee

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.4 Acts of Holders; Record Dates

Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders, must be given, made or taken pursuant to a meeting of such Holders in accordance with the requirements of Section 9.6; *provided*, *however*, that, notwithstanding anything herein to the contrary, to the extent permitted by Argentine law (as of the date hereof or in the future), any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "**Act**" of the Holder signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.1) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

The ownership of Notes shall be proved by the Note Register.

Any request, demand, authorization, direction, notice, consent, waiver or other action of the Holder of any Note, whether taken pursuant to a meeting of Holders or pursuant to an Act of Holders, shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

The Company may, in accordance with applicable provisions of Argentine law, if any, set any day as a record date for the purpose of determining the Holders of Outstanding Notes of any series entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Notes of such series; *provided* that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Notes of the relevant series on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; *provided*, that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date (as defined below) by Holders of the requisite principal amount of Outstanding Notes of such series on such record date. Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Notes of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Notes of the relevant series in the manner set forth in Section 1.6.

The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Notes of any series entitled to join in the giving or making of (i) any Notice of Default or Cross-

Default Notice, (ii) any declaration of acceleration referred to in Section 5.2, (iii) any request to institute proceedings referred to in Section 5.7 or (iv) any direction referred to in Section 5.12, in each case with respect to Notes of such series. If any record date is set pursuant to this paragraph, the Holders of Outstanding Notes of such series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; *provided*, that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Notes of such series on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Notes of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company's expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Notes of the relevant series in the manner set forth in Section 1.6.

With respect to any record date set pursuant to this Section, the party hereto which sets such record dates may designate any day as the "**Expiration Date**" and from time to time may change the Expiration Date to any earlier or later day; *provided*, that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Notes of the relevant series in the manner set forth in Section 1.6, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

In addition, record dates for a Global Note may be set in accordance with the Applicable Procedures of the Depositary.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

1.5 Notices, Etc., to Trustee and Company

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1) the Trustee or Co-Registrar by any Holder or by the Company or the Registrar shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee or Co-Registrar at its Corporate Trust Office, Attention: Corporate Trust, or

(2) the Registrar by any Holder or by the Company, the Trustee or the Co-Registrar shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Registrar at its principal office currently located at Bartolome Mitre 480, Buenos Aires, Argentina, Attention: Mr. Eduardo Rodriguez Sapei, or

(3) the Company by the Trustee, Co-Registrar, Registrar or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to it at the address of its principal office located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, Attention: Mr. Enrique Prini Estebecorena, or at any other address previously furnished in writing to the Trustee by the Company.

As long as it is required by Argentine law or by the CNV, Banco Río de la Plata S.A., with domicile in Bartolomé Mitre 480, City of Buenos Aires, República Argentina, will act as the Trustee's representative in Argentina for the purpose of receiving communications in respect of the Indenture or the Notes from Argentine residents or the CNV.

1.6 Notice to Holders; Waiver

Where this Indenture provides for notice to Holders (other than any Holder whose address, as it appears in the Note Register, is located in Argentina) of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed by U.S. first-class postage prepaid, to each Holder affected by such event, at his or her address as it appears in the Note Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed hereunder or in the terms of the relevant Notes for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Notice to Holders whose addresses, as they appear in the Note Register, are located in Argentina will be deemed to have been duly given if made in accordance with the methods described in Clauses (i), (iii) or (iv) of the following sentence. Notice to Holders will also be published as follows: (i) in a leading newspaper having general circulation in Buenos Aires, Argentina (which is expected to be *La Nación*) and, to the extent required by Argentine law, in the *Official Gazette of Argentina*; (ii) as long as any Notes of the relevant series are listed on the Bolsa, and the rules of such exchange so require, in the *Daily Bulletin* of the Bolsa; (iii) as long as any Notes of the relevant series are listed on any other stock exchange, as required by such stock exchange; and (iv) in any other manner required by the provisions of the Negotiable Obligations Law.

In case by reason of the suspension or irregularities of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Where this Indenture provides for notice of any event to a Holder of a Global Note, such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), pursuant to its Applicable Procedures, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.

Notice to be given by any Holder shall be in writing and given by forwarding the same to the Trustee or Paying Agent. With respect to any Notes that are represented by a Global Note, such notice may be given by any owner of an interest in such Global Note to the Trustee or any such Paying Agent via DTC in such manner as the Trustee or Paying Agent, as the case may be, and DTC may approve for such purpose.

The Trustee, the Co-Registrar, the Registrar, any Paying Agent, any Transfer Agent or any agent of any of such entities may conclusively rely on the records of DTC, Euroclear, Clearstream, Luxembourg or Caja de Valores S.A., as applicable, as to the identity of owners of beneficial interests in each Global Note and the principal amounts beneficially owned.

1.7 Effect of Headings and Table of Contents

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

1.8 Successors and Assigns

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

1.9 Separability Clause

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.10 Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.11 Governing Law

The Negotiable Obligations Law shall govern the requirements for the Notes to qualify as *obligaciones negociables* ("negotiable obligations") thereunder. The Negotiable Obligations Law, together with the Argentine Companies Law No. 19,550, as amended, and other applicable Argentine laws and regulations shall govern the Company's capacity and corporate authorization to execute and deliver the Notes, the offering of the Notes in Argentina and certain matters relating to meetings of Holders. All other matters with respect to the Notes and this Indenture shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America.

1.12 Legal Holidays

In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Note shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes (other than a provision of any Note which specifically states that such provision shall apply in lieu of this Section)) payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day; *provided*, that interest shall accrue on such payment at the applicable rate until such payment is made in full.

1.13 Installment Option

If a Convertibility Limitation exists on any Interest Payment Date, Redemption Date or Stated Maturity for any Note or on any other date on which a payment in respect of the Notes is due, the Company may, at its option, make any payment required or otherwise scheduled to be made on such Interest Payment Date, Redemption Date, Stated Maturity or other payment date, as the case may be, in up to three separate installments, with the first installment in respect of such payment being made on the relevant due date for such payment (the "**First Installment Payment Date**"), and any remaining installment(s) in respect of such payment being made no later than the third Business Day immediately succeeding the First Installment Payment Date; *provided*, that additional interest shall accrue on the aggregate amount of each installment to be made after the First Installment Payment Date at a rate of interest equal to:

(1) in the case of any payment of interest, the applicable rate of interest in effect immediately prior to the corresponding First Installment Payment Date and upon which such payment of interest was calculated and determined (without giving effect to any other rate of interest that was in effect at such time for the purpose of calculating and determining another interest payment or component or portion of such interest payment that is otherwise due on such Interest Payment Date); and

(2) in the case of any payment of principal, the applicable Base Rate of Interest in effect for purposes of calculating and determining interest to be paid on such principal amount immediately prior to the corresponding First Installment Payment Date;

in each case, from and including the First Installment Payment Date to but excluding the date upon which such installment is paid. Such additional interest shall be determined on the basis of a 360-day year and the actual number of days elapsed for which interest is payable and be payable on the same date upon which such installment is payable.

The Company shall provide notice to the Trustee of its intention to make a payment in installments pursuant to this Section 1.13 no later than the Business Day prior to the First Installment Payment Date. This notice shall specify the installments to be made and the additional interest payable on such installments.

1.14 Foreign Exchange Restrictions

In the event of any foreign exchange restriction or prohibition in Argentina, the Company shall make any and all payments in respect of interest on or principal of the Notes, to the extent permitted by applicable law, in U.S. Dollars by:

(i) purchasing, with Pesos (or other legal currency of Argentina), "*Bonos Externos Globales de la República Argentina*" or other public securities issued by Argentina and payable in U.S. Dollars, and selling such instruments outside of Argentina for U.S. Dollars, or

(ii) any other legal mechanism for the acquisition of U.S. Dollars in any exchange market.

All costs and taxes in connection with the transactions described above shall be borne by the Company. The Company's payment obligations under the Notes may only be deemed satisfied and discharged upon receipt by the relevant Holder or the Trustee, as the case may be, of the U.S. Dollar amounts obtained through the transactions specified in Clause (i) or (ii) above necessary to satisfy the relevant amount owing on the Notes. For the avoidance of doubt, this Section 1.14 shall not limit in any respect (a) the Company's option, at any time a Convertibility Limitation exists, to make any payment under this Indenture in installments pursuant to Section 1.13 or (b) the Company's ability, pursuant to Section 5.1(1), to cure any Event of Default under such Section 5.1(1) within the 30 day period provided therein.

1.15 Consent to Jurisdiction and Service of Process

The Company irrevocably consents to the non-exclusive jurisdiction of any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City, New York, United States, and any appellate court from any thereof, and waives any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought in connection with this Indenture or the Notes. The Company irrevocably waives, to the fullest extent permitted by law, any objection to any such suit, action, or proceeding that may be brought in connection with this Indenture or the Notes in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which the Company or its assets or properties is subject by a suit upon such judgment; *provided*, that service of process is effected upon the Company in the manner provided by this Indenture. Notwithstanding the foregoing, any suit, action or proceeding brought in connection with this Indenture or the Notes may be instituted in any competent court in Argentina or in the arbitrators' tribunal of the Bolsa in Argentina.

The Company agrees that service of all writs, process and summonses in any suit, action or proceeding brought in connection with this Indenture or the Notes against the Company (a) in any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City may be made upon Law Debenture Corporate Services Inc. at 767 Third Avenue, 31st Floor, New York, New York 10017, whom the Company irrevocably appoints as its authorized agent for service of process and (b) in any competent court in Argentina or in the arbitrators' tribunal of the Bolsa in Argentina, may be made at the Company's legal domicile at Don Bosco 3672, 5th floor, (C1206ABF) Buenos Aires, Argentina. The Company represents and warrants that Law Debenture Corporate Services Inc. has agreed to act as the Company's agent for service of process. The Company agrees that such appointment shall be irrevocable so long as any of the Notes remain Outstanding or until the irrevocable appointment by the Company of a successor in the City of New York as its authorized agent for such purposes and the acceptance of such appointment by such successor. The Company further agrees to take any and all action, including the filing of any and all documents and instruments, which may be necessary to continue such appointment in full force and effect as aforesaid. If Law Debenture Corporate Services Inc. shall cease to act as the Company's agent for service of process, the Company shall appoint without delay another such agent and provide notice to the Trustee of such appointment. With respect to any such action in any court of the State of New York or any United States federal court in the Borough of Manhattan, New York City, service of process upon Law Debenture Corporate Services Inc., as the authorized agent for the Company for service of process and written notice of such service to the Company, shall be deemed, in every respect, effective service of process upon the Company.

Nothing in this Section shall affect the right of any party to serve legal process in any other manner permitted by law or affect the right of any party to bring any action or proceeding against any other party or its property in the courts of other jurisdictions.

1.16 Resignation and Appointment of Agents

The Company may terminate at any time the appointment of any or all of the Registrar, Co-Registrar, Principal Paying Agent, and any Paying Agent and any Transfer Agent, with or without cause, by giving to the Registrar, Co-Registrar, Principal Paying Agent, Paying Agent or the Transfer Agent, as the case may be, at least 90 days' prior written notice to that effect; *provided*, that (i) in the case of termination of the appointment of the Registrar or the Co-Registrar, no such notice shall take effect until a new Registrar or Co-Registrar, as the case may be, has been appointed and has accepted such appointment, and (ii) the effective date of such termination may not occur within 21 days before or after an Interest Payment Date nor during such time as an Event of Default shall have occurred and be continuing.

The Registrar, Co-Registrar, Principal Paying Agent, any Paying Agent, and any Transfer Agent may at any time resign from such capacities by giving written notice to the Company, specifying the date on which its desired resignation shall become effective, *provided*, *however*, that (i) such date shall never be less than 90 days from the date on which such notice is received by the Company, unless the Company agrees to accept less notice, (ii) the effective date of such resignation may not occur within 21 days before or after an Interest

Payment Date and (iii) in any event, the resignation may not take effect prior to the appointment of a successor Registrar, Co-Registrar, Principal Paying Agent, Paying Agent or Transfer Agent, as the case may be, and the acceptance thereof of such appointment.

If the Registrar, Co-Registrar, Principal Paying Agent, any Paying Agent or any Transfer Agent, as the case may be, resigns or is removed and the Company has not appointed a successor agent within 15 days of the expiration of the relevant notice, then the relevant Registrar, Co-Registrar, Principal Paying Agent, Paying Agent, or Transfer Agent, as the case may be, may appoint, or may petition a court of competent jurisdiction for the appointment of, a reputable institution as the successor agent. Upon its removal or resignation, the Registrar, Co-Registrar, Principal Paying Agent, any Paying Agent or any Transfer Agent, as the case may be, shall be entitled to the payment by the Company of its compensation and indemnification for the services rendered hereunder.

As long as any series of Notes is Outstanding, the Company will maintain a co-registrar, a paying agent and a transfer agent in New York City, New York, United States. Initially, Law Debenture Trust Company of New York shall act as such Co-Registrar, Paying Agent and Transfer Agent in New York City, New York, United States. As long as it is required by Argentine law or by the CNV, the Company will maintain a registrar, a paying agent, a transfer agent and a representative of the Trustee in Buenos Aires, Argentina. Initially, Banco Río de la Plata S.A. shall act as such Registrar, Paying Agent, Transfer Agent and representative of the Trustee in Buenos Aires, Argentina.

2. Form of Notes

2.1 Forms Generally

The Notes of each series shall be in the form established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture or any indenture supplemental hereto and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof. If the form of Notes of any series is established by action taken pursuant to a Board Resolution, the Company shall deliver such Board Resolution to the Trustee at or prior to the delivery of the Company Order contemplated by Section 3.3 for the authentication and delivery of such Notes.

The definitive Notes shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner permitted by the rules under any applicable securities law or of any securities exchange on which the Notes may be listed and subject to the prior approval of the CNV where applicable, all as determined by the director and Statutory Auditor of the Company executing such Notes, as evidenced by their execution of such Notes.

2.2 Regulation S Global Note

Notes of a series to be issued and sold in transactions outside the United States in reliance on Regulation S shall be issued in the form of one or more global Notes in fully registered form without interest coupons (the "**Regulation S Global Notes**"), with such legends as may be applicable thereto, which shall be deposited on behalf of the subscribers for the Notes represented thereby with the Trustee, as custodian for the Depositary, and registered in the name of the Depositary or its nominee, duly executed by the Company and authenticated by the Trustee in the manner set forth in Section 3.3 hereof. Until the expiration of the Distribution Compliance Period, interest in such Regulation S Global Note may only be held by the Agent Members of Euroclear and Clearstream, Luxembourg, unless transfer and delivery is made in the form of an interest in the Restricted Global Note (as defined below) in accordance with the requirements set forth in Section 3.5(b)(ii). The aggregate principal amount of the Regulation S Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary or its nominee, as the case may be, as hereinafter provided.

2.3 Restricted Global Note

Notes of a series to be sold in reliance on Rule 144A shall be issued in the form of global Notes in fully registered form without interest coupons (the "**Restricted Global Notes**" and, together with the Regulation S Global Note, the "**Global Notes**"), with such legends as may be applicable thereto, which shall be deposited on behalf of the subscribers for the Notes represented thereby with the Trustee, as custodian for the Depository, and registered in the name of the Depositary or its nominee, duly executed by the Company and authenticated by the

Trustee in the manner set forth in Section 3.3. hereof. The aggregate principal amount of the Restricted Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary or its nominee, as the case may be, as hereinafter provided.

2.4 Form of Trustee's Certificate of Authentication

The Trustee's certificates of authentication shall be in substantially the following form:

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

LAW DEBENTURE TRUST COMPANY OF NEW YORK, not in its individual capacity but solely as Trustee

By ……………………………………………….
Authorized Officer

3. The Notes

3.1 Amount Issuable in Series

The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture from time to time is up to an aggregate principal amount Outstanding at any time of US$800.0 million.

The Notes may be issued in one or more series. There shall be established in or pursuant to a Board Resolution and, subject to Section 3.3, set forth, or determined in the manner provided, in an Officers' Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Notes of any series,

(1) the title of the Notes of the series (which shall distinguish the Notes of the series from Notes of any other series);

(2) any limit upon the aggregate principal amount of the Notes of the series which may be authenticated and delivered under this Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes of the series pursuant to Section 3.4, 3.5, 3.6, 3.7, 9.5 or 11.7 and except for any Notes which, pursuant to Section 3.3, are deemed never to have been authenticated and delivered hereunder);

(3) the Person to whom any interest on a Note of the series shall be payable, if other than the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest;

(4) the date or dates on which the principal of any Notes of the series is payable;

(5) the rate or rates at which any Notes of the series shall bear interest, if any, the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for any such interest payable on any Interest Payment Date;

(6) the place or places where the principal of and any premium and interest on any Notes of the series shall be payable and the manner in which any payment may be made;

(7) the period or periods within which, the price or prices at which and the terms and conditions upon which any Notes of the series may be redeemed, in whole or in part, at the option of the Company and, if other than by a Board Resolution, the manner in which any election by the Company to redeem the Notes shall be evidenced;

(8) the obligation, if any, of the Company to redeem or purchase any Notes of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which any Notes of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(9) if other than denominations of US$1.00 and any integral multiple thereof, the denominations in which any Notes of the series shall be issuable;

(10) if the amount of principal of or any premium or interest on any Notes of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

(11) if other than the currency of the United States of America, the Specified Currency in which the principal of or any premium or interest on any Notes of the series shall be payable and the manner of determining the equivalent thereof in the currency of the United States of America for any purpose, including for purposes of the definition of "Outstanding" in Section 1.1;

(12) if the principal of or any premium or interest on any Notes of the series is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than that or those in which such Notes are stated to be payable, the currency, currencies or currency units in which the principal of or any premium or interest on such Notes as to which such election is made shall be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount shall be determined);

(13) if other than the entire principal amount thereof, the portion of the principal amount of any Notes of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 5.2;

(14) if the principal amount payable at the Stated Maturity of any Notes of the series will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which shall be deemed to be the principal amount of such Notes as of any such date for any purpose thereunder or hereunder, including the principal amount thereof which shall be due and payable upon any Maturity other than the Stated Maturity or which shall be deemed to be Outstanding as of any date prior to the Stated Maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

(15) if applicable, that the Notes of the series, in whole or any specified part, shall be defeasible pursuant to Section 13.2 or Section 13.3 or both such Sections and, if other than by a Board Resolution, the manner in which any election by the Company to defease such Notes shall be evidenced;

(16) if applicable, that any Notes of the series shall be issuable in whole or in part in the form of one or more Global Notes and, in such case, the respective Depositaries for such Global Notes, the form of any legend or legends which shall be borne by any such Global Note and any circumstances in addition to or in lieu of those set forth in Section 3.6 in which any such Global Note may be exchanged in whole or in part for Notes registered, and any transfer of such Global Note in whole or in part may be registered, in the name or names of Persons other than the Depositary for such Global Note or a nominee thereof;

(17) any addition to or change in the Events of Default which applies to any Notes of the series and any change in the right of the Trustee or the requisite Holders of such Notes to declare the principal amount thereof due and payable pursuant to Section 5.2;

(18) any addition to or change in the covenants set forth in Article Ten which applies to Notes of the series; and

(19) any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by Section 9.1(5)).

All Notes of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 3.3) set forth, or determined in the manner provided, in the Officers' Certificate referred to above or in any such indenture supplemental hereto.

If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Director of Legal Affairs of the Company or any Senior Counsel of the Company and delivered to the Trustee at or prior to the delivery of the Officers' Certificate setting forth the terms of the series.

3.2 Denominations

The Notes of each series shall be issuable only in non-endorsable registered form without coupons and only in such denominations as shall be specified as contemplated by Section 3.1. In the absence of any such specified denomination with respect to the Notes of any series, the Notes of such series shall be issuable in denominations of US$1.00 and any integral multiple thereof.

3.3 Execution, Authentication, Delivery and Dating

The Notes shall be executed on behalf of the Company by a director and a Statutory Auditor of the Company (the "**Authorized Officers**"). The signature of any of these officers on the Notes may be manual or facsimile, subject in the latter case to the receipt of any required approval by the CNV.

Notes bearing the manual or facsimile signatures of individuals who were at any time the proper Authorized Officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes, and the Trustee in accordance with the Company Order shall authenticate and deliver such Notes. If the form or terms of the Notes of the series have been established by or pursuant to one or more Board Resolutions as permitted by Sections 2.1 and 3.1, in authenticating such Notes, and accepting the additional responsibilities under this Indenture in relation to such Notes, the Trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating:

(1) if the form of such Notes has been established by or pursuant to Board Resolution as permitted by Section 2.1, that such form has been established in conformity with the provisions of this Indenture;

(2) if the terms of such Notes have been established by or pursuant to Board Resolution as permitted by Section 3.1, that such terms have been established in conformity with the provisions of this Indenture; and

(3) that such Notes, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

If such form or terms have been so established, the Trustee shall not be required to authenticate such Notes if the issue of such Notes pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Notes and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Notwithstanding the provisions of Section 3.1 and of the preceding paragraph, if all Notes of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officers' Certificate otherwise required pursuant to Section 3.1 or the Company Order and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the authentication of each Note of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Note of such series to be issued.

Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature of an authorized signatory of the Trustee, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Note to the Trustee for cancellation as provided in Section 3.10, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

3.4 Temporary Notes

If permitted by Argentine law, pending the preparation of definitive Notes of any series, the Company may execute, and upon receipt of a Company Order the Trustee shall authenticate and deliver, temporary Notes which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Notes in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the Authorized Officers executing such Notes may determine, as evidenced by their execution of such Notes.

If temporary Notes of any series are issued, the Company will cause definitive Notes of that series to be prepared without unreasonable delay. After the preparation of definitive Notes of such series, the temporary Notes of such series shall be exchangeable for definitive Notes of such series upon surrender of the temporary Notes of such series at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes of any series, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor one or more definitive Notes of the same series, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Notes of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Notes of such series and tenor.

3.5 Global Notes

(a) Each Global Note authenticated under this Indenture shall be registered in the name of the Depositary designated by the Company for such Global Note or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture.

(b) Notwithstanding any other provision in this Indenture, no Global Note may be exchanged in whole or in part for Notes registered, and no transfer of a Global Note in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Note or a nominee thereof unless (i) such Depositary (A) has notified the Company that it is unwilling or unable to continue as Depositary for such Global Note or (B) has ceased to be a clearing agency registered as such under the Exchange Act, or (ii) there shall have occurred and be continuing an Event of Default with respect to such Global Note, and, in the case of both (i) and (ii), the Company executes and delivers to the Trustee a Company Order stating that all Global Notes shall be exchanged in whole for Notes that are not Global Notes (in which case such exchange shall be effected by the Trustee).

© If any Global Note is to be exchanged for other Notes or cancelled in whole, it shall be surrendered by or on behalf of the Depositary or its nominee to the Trustee, as Co-Registrar, for exchange or cancellation as provided in this Article Three. If any Global Note is to be exchanged for other Notes or cancelled in part, or if another Note is to be exchanged in whole or in part for a beneficial interest in any Global Note, then either (i) such Global Note shall be so surrendered for exchange or cancellation as provided in this Article Three or (ii) the principal amount thereof shall be reduced or increased by an amount equal to the portion thereof to be so exchanged or cancelled, or equal to the principal amount of such other Note to be so exchanged for a beneficial interest therein, as the case may be, by means of an appropriate adjustment made on the records of the Trustee, as Co-Registrar, whereupon the Trustee, in accordance with the Applicable Procedures, shall instruct the Depositary or its authorized representative to make a corresponding adjustment to its records. Upon any such surrender or adjustment of a Global Note, the Trustee shall, subject to Section 3.5(b) and as otherwise provided in this Article Three, authenticate and deliver any Notes issuable in exchange for such Global Note (or any portion thereof) to or upon the order of, and registered in such names as may be directed by, the Depositary or its authorized representative. Upon the request of the Trustee in connection with the occurrence of any of the events specified in the preceding paragraph, the Company shall promptly make available to the Trustee a reasonable supply of Notes that are not in the form of Global Notes. The Trustee shall be entitled to rely upon any order, direction or request of the Depositary or its authorized representative which is given or made pursuant to this Article Three if such order, direction or request is given or made in accordance with the Applicable Procedures.

(d) Every Note authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Note or any portion thereof, whether pursuant to this Article Three, Section 9.5, Section 11.7 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depositary for such Global Note or a nominee thereof.

(e) The Depositary or its nominee, as registered owner of a Global Note, shall be the Holder of such Global Note for all purposes under this Indenture and the Notes, and owners of beneficial interests in a Global Note shall hold such interests pursuant to the Applicable Procedures. Accordingly, any such owner's beneficial interest in a Global Note will be shown only on, and the transfer of such interest shall be effected only through, records maintained by the Depositary or its nominee or its Agent Members; *provided, however*, that, notwithstanding the foregoing, a beneficial owner of a Global Note will have the right (i) to obtain evidence of its beneficial ownership interest in a Global Note in accordance with Argentine Decree 677/01, as amended, from any securities clearing service or collective deposit system, including DTC, Euroclear, Clearstream, Luxembourg and Caja de Valores S.A., as applicable, and (ii) with such evidence to pursue remedies against the Company and assert rights in a legal action brought in Argentina under Argentine law in respect of its beneficial ownership interest in such a Global Note (including the right to initiate summary proceedings (*acción ejecutiva*) in the manner provided by the Negotiable Obligations Law with respect thereto), and for such purposes such beneficial owner will be treated as the owner of that portion of the Global Note which represents its beneficial ownership interest therein.

3.6 Registration, Registration of Transfer and Exchange Generally; Certain Transfers and Exchanges; Securities Act Legends

(a) Registration, Registration of Transfer and Exchange Generally

The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company in a place of payment (the "**Place of Payment**") being herein sometimes collectively referred to as the "**Note Register**") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers and exchanges of Notes. The Trustee is hereby appointed Co-Registrar and Banco Río de la Plata S.A. (at its principal office in Buenos Aires, Argentina) is hereby appointed as Registrar for the purpose of registering the Notes and transfers and exchanges of Notes as herein provided. The Note Register shall be in written form in the English language or in any other form capable of being converted into such form within a reasonable time. The Co-Registrar shall give prompt notice to the Registrar and the Registrar shall likewise give prompt notice to the Co-Registrar of any registration of ownership, exchange or transfer of Notes. As long as it is required by Argentine law or by the CNV, the Registrar shall keep a duplicate of the Note Register in the Spanish language in Argentina.

Upon surrender for registration of transfer of any Note of a series at an office or agency of the Company designated pursuant to Section 10.3 for such purpose, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of the same series, of any authorized denominations and of a like tenor and aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

At the option of the Holder, Notes may be exchanged for other Notes of the same series of any authorized denominations and of a like tenor and aggregate principal amount, upon surrender of the Notes to be exchanged at such office or agency. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes which the Holder making the exchange is entitled to receive.

All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes, surrendered upon such registration of transfer or exchange.

Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed, by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Notes, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Sections 3.4, 9.5 and 11.7 not involving any transfer.

If the Notes of any series (or of any series and specified tenor) are to be redeemed in part, the Company shall not be required (i) to issue, register the transfer of or exchange any Note of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of any such Notes selected for redemption under Section 11.3 and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(b) Certain Transfers and Exchanges

Notwithstanding any other provision of this Indenture or the Notes, so long as Notes remain Outstanding, transfers and exchanges of Notes and beneficial interests in a Note of the kinds specified in this Section 3.6(b) shall be made only in accordance with this Section 3.6(b).

(i) Restricted Global Note to Regulation S Global Note

If Notes of a series are issued in the form of a Regulation S Global Note and a Restricted Global Note, and if the owner of a beneficial interest in the Restricted Global Note wishes at any time to exchange its interest in such Restricted Global Note for an interest in a Regulation S Global Note, or to transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Note, such transfer may be effected only in accordance with the provisions of this Clause (b)(i) and Clause (b)(vii) below and subject to the Applicable Procedures. Upon receipt by the Trustee, as Transfer Agent, of (A) an order given by the Depositary or its authorized representative directing that a beneficial interest in the Regulation S Global Note in a specified principal amount be credited to a specified Agent Member's account and that a beneficial interest in the Restricted Global Note in an equal principal amount be debited from another specified Agent Member's account and (B) a Regulation S Certificate, substantially in the form attached as Annex A hereto and duly executed by the owner of such beneficial interest in the Restricted Global Note or his attorney duly authorized in writing, then the Trustee, as Transfer Agent, but subject to Clause (b)(vii) below, shall reduce the principal amount of the Restricted Global Note and increase the principal amount of the Regulation S Global Note by such specified principal amount as provided in Section 3.5(c).

(ii) Regulation S Global Note to Restricted Global Note

If Notes of a series are issued in the form of a Regulation S Global Note and a Restricted Global Note, and if the owner of a beneficial interest in the Regulation S Global Note wishes at any time to exchange its interest in such Regulation S Global Note for an interest in a Restricted Global Note, or to transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Restricted Global Note, such transfer may be effected only in accordance with this Clause (b)(ii) and subject to the Applicable Procedures. Upon receipt by the Trustee, as Transfer Agent, of (A) an order given by the Depositary or its authorized representative directing that a beneficial interest in the Restricted Global Note in a specified principal amount be credited to a specified Agent Member's account and that a beneficial interest in the Regulation S Global Note in an equal principal amount be debited from another specified Agent Member's account and (B) if such transfer is to occur during the Distribution Compliance Period, a Restricted Notes Certificate substantially in the form attached as Annex B hereto, satisfactory to the Trustee and duly executed by the owner of such beneficial interest in the Regulation S Global Note or his attorney duly authorized in writing, then the Trustee, as Transfer Agent, shall reduce the principal amount of the Regulation S Global Note and increase the principal amount of the Restricted Global Note by such specified principal amount as provided in Section 3.5(c).

(iii) Restricted Non-Global Note to Restricted Global Note or Regulation S Global Note

If the Holder of a Restricted Note (other than a Global Note) wishes at any time to exchange its interest in such Restricted Note for an interest in a Restricted Global Note or Regulation S Global Note or transfer all or any portion of such Note to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Restricted Global Note or the Regulation S Global Note, such transfer may be effected only in accordance with the provisions of this Clause (b)(iii) and Clause (b)(vii) below and subject to the Applicable Procedures. Upon receipt by the Trustee, as Transfer Agent, of (A) such Note as provided in Section 3.6(a) and instructions satisfactory to the Trustee directing that a beneficial interest in the Restricted Global Note or Regulation S Global Note in a specified principal amount not greater than the principal amount of such Note be credited to a specified Agent Member's account and (B) a Restricted Notes Certificate, substantially in the form attached as Annex B hereto, if the specified account is to be credited with a beneficial interest in the Restricted Global Note, or a Regulation S Certificate, substantially in the form attached as Annex A hereto, if the specified account is to be credited with a beneficial interest in the Regulation S Global Note, in either case satisfactory to the Trustee and duly executed by such Holder or his attorney duly authorized in writing, then the Trustee, as Transfer Agent but subject to Clause (b)(vii) below, shall cancel such Note (and issue a new Note in respect of any untransferred portion thereof) as provided in Section 3.6(a) and increase the principal amount of the Restricted Global Note or the Regulation S Global Note, as the case may be, by the specified principal amount as provided in Section 3.5(c).

(iv) Regulation S Non-Global Note to Restricted Global Note or Regulation S Global Note

If the Holder of a Regulation S Note (other than a Global Note) wishes at any time to exchange its interest in such Regulation S Note for an interest in a Restricted Global Note or

Regulation S Global Note or transfer all or any portion of such Note to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Restricted Global Note or the Regulation S Global Note, such transfer may be effected only in accordance with this Clause (b)(iv) and Clause (b)(vii) below and subject to the Applicable Procedures. Upon receipt by the Trustee, as Transfer Agent, of (A) such Note as provided in Section 3.6(a) and instructions satisfactory to the Trustee directing that a beneficial interest in the Restricted Global Note or Regulation S Global Note in a specified principal amount not greater than the principal amount of such Note be credited to a specified Agent Member's account and (B) if such transfer is to occur during the Distribution Compliance Period and (z) the specified account is to be credited with a beneficial interest in the Restricted Global Note, a Restricted Notes Certificate substantially in the form attached as Annex B hereto, satisfactory to the Trustee and duly executed by such Holder or his attorney duly authorized in writing, then the Trustee, as Transfer Agent but subject to Clause (b)(vii) below, shall cancel such Note (and issue a new Note in respect of any untransferred portion thereof) as provided in Section 3.6(a) and increase the principal amount of the Restricted Global Note or the Regulation S Global Note, as the case may be, by the specified principal amount as provided in Section 3.5(c).

(v) Non-Global Note to Non-Global Note

A Note that is not a Global Note may be transferred, in whole or in part, to a Person who takes delivery in the form of another Note that is not a Global Note as provided in Section 3.6(a), *provided*, that if the Note to be transferred in whole or in part is a Restricted Note, or is a Regulation S Note and the transfer is to occur during the Distribution Compliance Period, then the Trustee shall have received (A) a Restricted Notes Certificate substantially in the form attached as Annex B hereto, and duly executed by the transferor Holder or his attorney duly authorized in writing, in which case the transferee Holder shall take delivery in the form of a Restricted Note, or (B) a Regulation S Certificate, substantially in the form attached as Annex A hereto, satisfactory to the Trustee and duly executed by the transferor Holder or his attorney duly authorized in writing, in which case the transferee Holder shall take delivery in the form of a Regulation S Note (subject in each case to Section 3.6(c)).

(vi) Exchanges between Global Note and Non-Global Note

A beneficial interest in a Global Note may be exchanged for a Note that is not a Global Note as provided in Section 3.5, *provided*, that if such interest is a beneficial interest in a Restricted Global Note, or if such interest is a beneficial interest in a Regulation S Global Note and such exchange is to occur during the Distribution Compliance Period, then such interest shall be exchanged for a Restricted Note (subject in each case to Section 3.6 (c)). A Note that is not a Global Note may be exchanged for a beneficial interest in a Global Note only if (A) such exchange occurs in connection with a transfer effected in accordance with Clause (b)(iii) or (iv) above or (B) such Note is a Regulation S Note and such exchange occurs after the Distribution Compliance Period.

(vii) Regulation S Global Note to Be Held Through Euroclear or Clearstream, Luxembourg during Distribution Compliance Period

The Company shall use its commercially reasonable efforts to cause the Depositary to ensure that, until the expiration of the Distribution Compliance Period, beneficial interests in a Regulation S Global Note may be held only in or through accounts maintained at the Depositary by Euroclear or Clearstream Luxembourg (or by Agent Members acting for the account thereof), and no person shall be entitled to effect any transfer or exchange that would result in any such interest being held otherwise than in or through such an account; *provided*, that this Clause (b)(vii) shall not prohibit any transfer or exchange of such an interest in accordance with Clause (b)(ii) or (vi) above.

(viii) Miscellaneous

The Trustee shall have no obligations or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Agent Members or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements thereof.

© Securities Act Legends

Restricted Notes and their respective Successor Notes shall bear a Restricted Notes Legend, and Regulation S Notes and their Successor Notes shall bear a Regulation S Legend, subject to the following:

(i) subject to the following Clauses of this Section 3.6(c), a Non-Global Note or any portion thereof which is exchanged, upon transfer or otherwise, for a Global Note or any portion thereof shall bear the Securities Act Legend borne by such Global Note while represented thereby;

(ii) subject to the following Clauses of this Section 3.6(c), a Non-Global Note issued in exchange for another Note (including a Global Note) or any portion thereof, upon transfer or otherwise, shall bear the Securities Act Legend borne by such other Note, *provided*, that, if such new Note is required pursuant to Section 3.6(b)(v) or (vi) to be issued in the form of a Restricted Note, it shall bear a Restricted Notes Legend and, if such new Note is so required to be issued in the form of a Regulation S Note during the Distribution Compliance Period, it shall bear a Regulation S Legend;

(iii) Registered Notes shall not bear a Securities Act Legend;

(iv) in the event the Trustee has received a written opinion of U.S. counsel in a form satisfactory to the Trustee stating that the Notes are not "Restricted Securities" as defined by Rule 144(a)(3) under the Securities Act, a new Note which does not bear a Securities Act Legend may be issued in exchange for or in lieu of a Note (other than a Global Note) or any portion thereof which bears such a legend, and after such date and receipt of such opinion, the Trustee upon receipt of a Company Order shall authenticate and deliver such a new Note in exchange for or in lieu of such other Note as provided in this Article Three;

(v) a new Note which does not bear a Securities Act Legend may be issued in exchange for or in lieu of a Note (other than a Global Note) or any portion thereof which bears such a legend if (a) the Holder of such Note provides the Company with an Unrestricted Notes Certificate, substantially in the form attached as Annex C hereto, satisfactory to the Company and duly executed by such Holder or his attorney duly authorized in writing and (b) in the Company's judgment, placing such a legend upon such new Note is not necessary to ensure compliance with the registration requirements of the Securities Act, and the Trustee, upon receipt of a Company Order, shall authenticate and deliver such a new Note as provided in this Article Three; and

(vi) notwithstanding the foregoing provisions of this Section 3.6(c), a Successor Note of a Note that does not bear a particular form of Securities Act Legend shall not bear such form of legend unless the Company has reasonable cause to believe that such Successor Note is a "Restricted Security" within the meaning of Rule 144(a)(3), in which case the Trustee, upon receipt of a Company Order, shall authenticate and deliver a new Note bearing a Restricted Notes Legend in exchange for such Successor Note as provided in this Article Three.

3.7 Mutilated, Destroyed, Lost and Stolen Notes

If any mutilated Note is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Note of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Note and (ii) such security or indemnity as may be reasonably required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Note has been acquired by a protected purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Note, a new Note of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Note of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes of that series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

3.8 Payment of Interest; Interest Rights Preserved

Except as otherwise provided as contemplated by Section 3.1 with respect to any series of Notes, interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest.

Any interest on any Note of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "**Defaulted Interest**") shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:

(1) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes of such series (or their respective Predecessor Notes) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Notes of such series in the manner set forth in Section 1.6, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Notes of such series (or their respective Predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

(2) The Company may make payment of any Defaulted Interest on the Notes of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

3.9 Persons Deemed Owners

Prior to due presentment of a Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Note is registered as the owner of such Note for the purpose of receiving payment of principal of and any premium and (subject to Section 3.8) any interest on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

3.10 Cancellation

All Notes surrendered for payment, redemption, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Notes previously authenticated hereunder which the Company has not issued and sold, and all Notes so delivered shall be promptly cancelled by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted by this Indenture. The Trustee shall dispose of all cancelled Notes in accordance with customary practices.

The Company shall not make any payment to any Holder who has instituted proceedings directly against the Company under the Negotiable Obligations Law, without giving notice to the Trustee of the certificate numbers of the Notes in respect of which such payment is to be made, and the amount to be paid in respect of each such Note. Further, the Company shall not make any such payment without canceling or procuring the cancellation of such Notes or, in the case of partial payments not intended fully to discharge the Company's obligations under such Notes, enfacing or procuring the enfacement of such Notes with the amount of such payment.

3.11 CUSIP Numbers

The Company in issuing the Notes may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; *provided*, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the "CUSIP" numbers.

3.12 Payments and Paying Agents

(a) The Company will, by 10:00 AM (New York City time) at least one Business Day prior to each due date of the principal or premium of or interest on any Notes (including Additional Amounts), deposit with the Trustee, in its capacity as Principal Paying Agent, a sum sufficient to pay such principal, premium or interest (including Additional Amounts) so becoming due. The Company shall ensure that the bank through which any such payment is to be made supplies to the Trustee at least three Business Days prior to the due date for any such payment an irrevocable confirmation (by facsimile) of its intention to make such payment.

(b) Each of the Paying Agents hereby agrees (and whenever the Company shall appoint a Paying Agent with respect to the Notes other than those specified in Section 10.3, it will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree), subject to the provisions of this Section,

(i) that it will hold all sums received by it as such agent for the payment of the principal of or interest on any Notes (whether such sums have been paid to it by or on behalf of the Company) in trust for the benefit of the Holders of such Notes or of the Trustee,

(ii) that it will give the Trustee notice of any failure by the Company to make any payment of the principal of or interest on any Notes (including Additional Amounts) and any other payments to be made by or on behalf of the Company under this Indenture or such Notes when the same shall be due and payable, and

(iii) that it will pay any such sums so held in trust by it to the Trustee upon the Trustee's written request at any time during the continuance of the failure referred to in Clause (ii) above.

The Company shall give, at its expense, notice of the appointment of any Paying Agents (other than those specified in the recitals to this Indenture) to the Holders as specified in Section 1.6, and to the CNV if required under Argentine Law.

The Trustee, in its capacity as the Principal Paying Agent, shall arrange with all the Paying Agents for the payment, from funds furnished by the Company to the Trustee pursuant to this Indenture, of the principal of and interest on the Notes (including Additional Amounts) and of the compensation of such Paying Agents for their services as such from funds furnished by the Company to the Trustee. The Trustee will not be required to make payments of principal and interest on the Notes (including Additional Amounts) to Holders unless it has received such funds.

If the Company shall act as its own paying agent with respect to any Notes, it will, on or before each due date of the principal of or interest on such Notes, set aside, segregate and hold in trust for the benefit of the Holders of such Notes a sum sufficient to pay such principal or interest (including Additional Amounts) so becoming due. The Company will promptly notify the Trustee in writing of any failure to take such action.

Anything in this Section to the contrary notwithstanding, the Company may at any time, for the purpose of obtaining a satisfaction and discharge with respect to any Notes hereunder, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust for such Notes by the Company or any Paying Agent hereunder, as required by this Section, such sums to be held by the Trustee upon the trusts herein contained.

3.13 Computation of Interest

Except as otherwise specified as contemplated by Section 3.1 for Notes of any series, interest (including additional interest or any other amount that may constitute interest) on the Notes of each series shall be computed on the basis of a 360-day year and the actual number of days elapsed in the relevant interest period.

4. Satisfaction and Discharge

4.1 Satisfaction and Discharge of Indenture

This Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Notes herein expressly provided for), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(1) either

(A) all Outstanding Notes (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.7 and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in the last paragraph of Section 10.4) have been delivered to the Trustee for cancellation; or

(B) all such Notes not theretofore delivered to the Trustee for cancellation

(i) have become due and payable, or

(ii) will become due and payable at their Stated Maturity within one year, or

(iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

(2) and the Company, in the case of (B)(i), (B)(ii) or (B)(iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose money in an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(3) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(4) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 6.7, the obligations of the Company to any Authenticating Agent under Section 6.14 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of Clause (1) of this Section, the obligations of the Trustee under Section 4.2 and the last paragraph of Section 10.4 shall survive.

4.2 Application of Trust Money

Subject to the provisions of the last paragraph of Section 10.4, all money deposited with the Trustee pursuant to Section 4.1 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such money has been deposited with the Trustee.

5. Remedies

5.1 Events of Default

Event of Default, wherever used herein with respect to the Notes of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body).

(1) ***Non-payment***. The Company defaults in the payment of:

(a) the principal of or any premium on any Note of that series within three Business Days of the date such payment is due and payable, *unless* (x) (A) any series of acts taken by the Argentine Government, (B) general market conditions or (C) any other events (collectively, the "**Devaluation Events**"), in each of which case, have occurred that cause a devaluation of the Peso, relative to the U.S. Dollar, by more than 33 1/3% during the 90-day period immediately preceding the date such payment is first due and payable (for example, a decrease in the exchange rate of Pesos per U.S. Dollar from 3.00 to 4.50), or (y) rules, regulations or directives issued or promulgated by, or any other action by, a Government Regulator causes such failure by prohibiting such payment or imposing convertibility or transfer restrictions thereto, in each of which case, the Company will have up to 30 days from the date such payment is first due to cure such failure, or

(b) any interest or other amounts on any Note of that series within 10 Business Days of the date such payment is due and payable, *unless* (x) Devaluation Events have occurred that cause a devaluation of the Peso, relative to the U.S. Dollar, by more than 33 1/3% during the 90-day period immediately preceding the date such payment is first due and payable, or (y) rules, regulations or directives issued or promulgated by, or any other action by, a Government Regulator causes such failure by prohibiting such payment or imposing convertibility or transfer restrictions thereto, in each of which case, the Company will have up to 30 days from the date such payment is first due to cure such failure; or

(2) ***Breach of other obligations***. The Company defaults in the performance of, or breaches, any covenant or warranty of the Company under any Note of that series or in this Indenture (other than as described in Clauses (i)(a) and (b) above), which default is, in the opinion of the Trustee, incapable of remedy or, if in the opinion of the Trustee is capable of remedy, is not in the opinion of the Trustee remedied within 60 days after the Company has received written notice from the Trustee specifying such default or breach and requiring it to be remedied and stating that such notice is a "**Notice of Default**" hereunder; or

(3) ***Cross default***.

(a) After the Issue Date, an event of default occurs under any Indebtedness, other than the Notes of that series, Incurred by the Company or any of its Subsidiaries as a result of the failure by the Company or any of its Subsidiaries (excluding any Project Finance Subsidiary) to (i) pay principal, interest or other amount on any other present or future Indebtedness, and such failure to pay is not cured within 30 days of the date such payment was due (after giving effect to any applicable grace period); or (ii) pay within 30 days of the due date (after giving effect to any applicable grace period) any amount payable by the Company under any present or future guarantee for, or indemnity in respect of, any Indebtedness; *provided*, that the aggregate amount of the relevant Indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this subclause (a) have occurred equals or exceeds US$10.0 million or its equivalent; or

(b) (i) After the Issue Date, an event of default occurs and is continuing under any Indebtedness, other than the Initial Notes, Incurred by the Company, other than an event of default that occurs as a result of the events referred to in subclause (3)(a) above or subclause 3(c) below (the "**Related Event of Default**"), (ii) such Related

Event of Default is not remedied within 60 days of the occurrence of such Related Event of Default, (iii) a Holder of an Outstanding Note of any series delivers to the Company and the Trustee, in writing, a Cross-Default Notice, (iv) such Cross-Default Notice is received by the Company and the Trustee, (v) such Related Event of Default is not remedied within 60 days following the date on which the Company receives such Cross-Default Notice, and (vi) the aggregate amount of the Amended and Restated IDB Facility Loans or other Indebtedness under which such Related Event of Default has occurred, as the case may be, exceeds US$10.0 million as of the date of such occurrence; *provided*, that if the Company cures or IDB or the relevant creditors waive the Related Event of Default prior to the date on which Holders representing not less than 25% of the aggregate principal amount of the Outstanding Initial Notes of all series, acting together as a single class, declare the principal amount of the Initial Notes of all series to be immediately due and payable as a result of such resulting Event of Default (the "**Resulting Event of Default**"), then the Resulting Event of Default shall be waived, without any further action by the Company or the Holders of the Notes, as of the date the Related Event of Default is cured or waived. From the date on which the Company receives (x) any such Cross-Default Notice or (y) a notice of the Related Event of Default from a creditor holding Indebtedness under which such Related Event of Default has occurred and is continuing, until the date on which the underlying Related Event of Default is cured or waived, the restrictions set forth in Sections 8.1, 10.17, 10.18 and 10.19 that are triggered upon the occurrence and continuation of an Event of Default will become effective, notwithstanding the absence of an Event of Default under the Notes of any series; *provided, however*, that to the extent that dividends have been proposed by the Company's Board of Directors or have been declared by the Company's shareholders, prior to the Company's receipt of any such Cross-Default Notice or notice of the Related Event of Default from a creditor holding Indebtedness under which such Related Event of Default has occurred and is continuing, the Company shall, subject to Section 10.19, be permitted to pay any such dividends notwithstanding the aforementioned restrictions; or

© After the Issue Date, an event of default occurs and is continuing under Section 7.1(b) of the Amended and Restated IDB Loan Agreements as the result of a breach of Section 6.2(p) thereunder, and such event of default is not cured or waived within 60 days of the occurrence of such event of default;

provided, that in no event will a default or Event of Default under the Notes be deemed to exist or continue by reason of any default or event of default under any of the Company's Existing Debt Obligations that remain outstanding as of the Issue Date; or

(4) ***Enforcement proceedings***. A distress, attachment, execution, seizure before judgment or other legal process is levied, enforced or sued out on or against any part of the property, assets or revenues of the Company or any of its Subsidiaries exceeding US$15.0 million and (i) such distress, attachment, execution, seizure before judgment or other legal process is not discharged or stayed within 90 days of notice to the Company or any of its Subsidiaries, as the case may be; or (ii) if such distress, attachment, execution, seizure before judgment or other legal process shall not have been discharged within such 90–day period, the Company or any of its Subsidiaries, as the case may be, shall have within such 90–day period contested in good faith by appropriate proceedings and posted a bond in connection therewith*; provided, however*, that in no event shall the grace period provided by subclause (ii) of this Clause (4) extend beyond the 360th day after the notification to the Company or any of its Subsidiaries, as the case may be, of such proceedings; or

(5) ***Security enforced***. Any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Company or any of its Subsidiaries becomes enforceable (i.e., a creditor has a present right to foreclose or exercise similar remedies) exceeding US$10.0 million and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, administrative receiver, manager or other similar court-appointed Person); or

(6) ***Bankruptcy; insolvency; etc***. (i)(A) a court having jurisdiction shall enter a decree or order for relief in respect of the Company in an involuntary case under the ABL or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect in any other relevant jurisdiction or (B) an administrator, receiver, trustee or intervenor shall be appointed for all or substantially all of the Company's Property and, in each case, such decree or order shall remain uncontested and in effect for 30 consecutive Business Days; or (ii) the Company (A) shall commence a voluntary case under the ABL or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect in any other relevant jurisdiction, (B) shall consent to the appointment of or taking possession by an administrator, receiver, trustee or intervenor for the Company of all or substantially all of the Company's Property or (C) shall effect any general assignment for the benefit of creditors; or (iii) the Company shall fail or be unable to pay its debts generally as they become due; or (iv) any event shall occur which under the laws of any relevant Argentine jurisdiction has an analogous effect to any of the events referred to in Clause (i) or (ii) above; or

(7) ***Winding up***. An order is made or an effective resolution passed for the winding up or dissolution or administration of the Company or any of its Significant Subsidiaries, or the Company ceases or threatens to cease to carry on all or a material part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganization, merger, demerger or consolidation (i) on terms approved by the Trustee or by a meeting of Holders; or (ii) in the case of a Significant Subsidiary, whereby the undertaking and the assets of the Significant Subsidiary are transferred to or otherwise vested in the Company or another of its Subsidiaries; or

(8) ***Authorizations and consents***. Any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorization, exemption, filing, license, order, recording or registration) at any time required to be taken, fulfilled or done in order (i) to enable the Company lawfully to enter into, exercise its rights and perform and comply with its obligations under, the Notes of that series and the Indenture; (ii) to ensure that those obligations are legally binding and enforceable; and (iii) to make the Notes of that series and the Indenture admissible in evidence in the courts of Argentina, is not taken, fulfilled or done; or

(9) ***Illegality***. It is or will become unlawful for the Company to perform or comply with any one or more of its obligations under the Notes of that series or the Indenture; or

(10) ***Revocation of Pipeline License***. The License is revoked or suspended; *provided*, that the License is revoked or suspended for a period of at least 120 days*; provided*, *further*, that a reissuance or reauthorization of the License shall not constitute a revocation or suspension under this Clause (10) but shall constitute an amendment for purposes of Section 10.16; or

(11) ***Condemnation and Nationalization***. Any Government Regulator shall have condemned, nationalized, seized or otherwise expropriated all or substantially all of the Company's assets or shall have assumed custody or control of all or substantially all of the Company's assets or of the Company's business and operations, or shall have taken any action for the winding-up or dissolution of the Company; or

(12) ***Moratorium or Suspension.*** A general moratorium or suspension, without regard to currency, shall be agreed or declared in respect of the payment or performance of all or substantially all of the Company's obligations under the Notes of that series other than, for the avoidance of doubt, a Devaluation Event as described in (and for the period set forth in) Clause (1)(a) above or a Convertibility Limitation.

5.2 Acceleration of Maturity; Rescission and Annulment

If the Event of Default specified in Clause (1) of Section 5.1 occurs and is continuing with respect to Notes of any series at the time Outstanding, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Notes of that series may declare the principal amount of all the Notes of that series (or, if any Notes of that series are Original Issue Discount Notes, such portion of the principal amount of such Notes as may be specified by the terms thereof) to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount), together with accrued interest, shall become immediately due and payable.

If any of the Events of Default specified in Section 5.1, other than the Event of Default specified in Clause (1) of Section 5.1, occurs and is continuing with respect to Initial Notes of any series at the time Outstanding, then in every such case Holders of not less than 25% in principal amount of the Outstanding Initial Notes of all series affected by such Event of Default, acting together as a single class, may declare the principal amount of all such Initial Notes (or, if any Initial Notes of that series are Original Issue Discount Notes, such portion of the principal amount of such Initial Notes as may be specified by the terms thereof) to be due and payable immediately, by a notice in writing to the Company and to the Trustee, and upon any such declaration such principal amount (or specified amount), together with accrued interest, shall become immediately due and payable.

If any of the Events of Default specified in Section 5.1, other than the Event of Default specified in Clause (1) of Section 5.1, occurs and is continuing with respect to Subsequent Notes of any series at the time Outstanding, then in every such case Holders of not less than 25% in principal amount of the Outstanding Subsequent Notes of that series may declare the principal amount of all the Subsequent Notes of that series (or, if any Subsequent Notes of that series are Original Issue Discount Notes, such portion of the principal amount of such Subsequent Notes as may be specified by the terms thereof) to be due and payable immediately, by a notice in writing to the Company and to the Trustee, and upon any such declaration such principal amount (or specified amount), together with accrued interest, shall become immediately due and payable.

At any time after such a declaration of acceleration with respect to Notes of any series or all series, as the case may be, has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding Notes of that series or all series, as the case may be, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(1) the Company has paid or deposited with the Trustee a sum sufficient to pay

(A) all overdue interest on all Notes of that series or all series, as the case may be,

(B) the principal of (and premium, if any, on) any Notes of that series or all series, as the case may be, which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Notes,

© to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Notes, and

(D) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2) all Events of Default with respect to Notes of that series or all series, as the case may be, other than the non-payment of the principal of Notes of that series or all series, as the case may be, which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

5.3 Collection of Indebtedness and Suits for Enforcement by Trustee

The Company covenants that if

(1) default is made in the payment of any interest on any Note when such interest becomes due and payable and such default continues for a period of 30 Business Days, or

(2) default is made in the payment of the principal of (or premium, if any, on) any Note at the Maturity thereof,

the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal (and any premium) and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in such Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If an Event of Default with respect to Notes of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Notes of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

As provided in the Negotiable Obligations Law, any Holder may institute proceedings directly against the Company in accordance with the provisions of the Negotiable Obligations Law for the payment of past due principal, premium, or interest (including Additional Amounts), but from the date such proceedings are instituted, the Holder of such Notes shall cease to have any rights under the trust created by these presents, or to moneys held in trust hereunder (including moneys recovered by the Trustee prior to the institution of such proceedings). The Trustee shall be entitled to assume (and it is the intention of the Company and the Trustee that it shall assume) that no such proceedings have been instituted, unless the Trustee shall have received written notice to the contrary.

No security which has been the subject of proceedings under the Negotiable Obligations Law may be presented to a Paying Agent or Registrar and Co-Registrar for payment or replacement but in such circumstances the Company shall make separate arrangements for payment directly to the Holder of each such Note. If any Holder, having instituted proceedings directly against the Company in accordance with the provisions of the Negotiable Obligations Law, subsequently disposes of the Note forming the subject matter of such proceedings, the cessation of the rights under the trust created by these presents occurring upon the institution of such proceedings, shall inure in relation to the purchaser of such Note. Upon written notification by the Company of any such proceedings, the Trustee shall give notice to the Paying Agents and the Registrar and Co-Registrars of the serial numbers of those Notes forming the subject matter of such proceedings and the Paying Agents and Registrar and Co-Registrars shall make such serial numbers available to any Holder or potential Holder upon its request.

5.4 Trustee May File Proofs of Claim

In case of any judicial proceeding relative to the Company (or any other obligor upon the Notes), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.7.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; *provided, however*, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors' or other similar committee.

5.5 Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

5.6 Application of Money Collected

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or any premium or interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under Section 6.7; and

SECOND: To the payment of the amounts then due and unpaid for principal of and any premium and interest on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal and any premium and interest, respectively.

5.7 Limitation on Suits

Except as provided in Section 5.8 and the last two paragraphs of Section 5.3, no Holder of any Note of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(1) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Notes of that series;

(2) (a) in the case of a continuing Event of Default specified in Clause (1) of Section 5.1, the Holders of not less than 25% in principal amount of the Outstanding Notes of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(b) in the case of a continuing Event of Default with respect to the Initial Notes of any series, other than the Event of Default specified in Clause (1) of Section 5.1, the Holders of not less than 25% in principal amount of the Outstanding Initial Notes of all series affected by such Event of Default, considered as a single class, shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) in the case of a continuing Event of Default with respect to the Subsequent Notes of any series, other than the Event of Default specified in Clause (1) of Section 5.1, the Holders of not less than 25% in principal amount of the Outstanding Subsequent Notes of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of: (i) in the case of a continuing Event of Default specified in Clause (1) of Section 5.1, the Outstanding Notes of that series, (ii) in the case of a continuing Event of Default with respect to the Initial Notes of any series, other than the Event of Default specified in Clause (1) of Section 5.1, the Outstanding Initial Notes of all series affected by such Event of Default or (iii) in the case of a continuing Event of Default with respect to the Subsequent Notes of any series, other than the Event of Default specified in Clause (1) of Section 5.1, the Outstanding Subsequent Notes of that series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

5.8 Unconditional Right of Holders to Receive Principal, Premium and Interest

Notwithstanding any other provision in this Indenture, the Holder of any Note shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to Section 3.8) interest on such Note on the respective Stated Maturities expressed in such Note (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, whether in the manner established by Article 29 of the Negotiable Obligations Law, or otherwise and such rights shall not be impaired without the consent of such Holder.

5.9 Restoration of Rights and Remedies

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture (including proceedings under Article 29 of the Negotiable Obligations Law) and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

5.10 Rights and Remedies Cumulative

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in the last paragraph of Section 3.7, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

5.11 Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder of any Notes to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

5.12 Control by Holders

The Holders of a majority in principal amount of the Outstanding Notes of the affected series, voting together as a single class, present or represented and voting at a meeting of such Holders at which a quorum is present (or providing their written consent to the extent permitted under Argentine law and this Indenture) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes of such affected series, *provided*, that:

(1) such direction shall not be in conflict with any rule of law or with this Indenture; and

(2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

5.13 Waiver of Past Defaults

The Holders of not less than a majority in principal amount of the Outstanding Notes of all series affected by a past default hereunder with respect to such affected series may, on behalf of the Holders of all the Notes of such affected series, waive such past default and its consequences pursuant to a vote of the Holders of all such affected series, voting together as a single class, at a meeting of Holders at which a quorum is present (or by providing their written consent to the extent permitted under Argentine law and this Indenture), except a default:

(1) in the payment of the principal of or any premium or interest on any Note of such affected series, or

(2) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Note of such series affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon. Notwithstanding the foregoing, a declaration of acceleration may not be rescinded or annulled except as provided in Section 5.2.

5.14 Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; *provided*, that neither this Section 5.14 nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company.

5.15 Waiver of Usury, Stay or Extension Laws

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

5.16 Currency Indemnity

Any amount received or recovered in respect of the Notes in a currency other than the currency specified in the Notes (the "**Specified Currency**") (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in respect of the bankruptcy, liquidation or dissolution of the Company or otherwise) by any Holder of Notes in respect of any sum expressed to be due to it from the Company shall only constitute a discharge of the Company to the extent of the Specified Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that Specified Currency amount is less than the Specified Currency amount expressed to be due to the recipient under any Note, the Company shall indemnify such recipient against any loss sustained by it as a result, and in any event, the Company shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Section, it shall be sufficient for the Holder to certify in a manner reasonably satisfactory to Company (indicating the sources of information used) that it would have suffered a loss had an actual purchase of Specified Currency been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of Specified Currency on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation of the Company from its other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any waiver granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or any other judgment or order.

6. The Trustee

6.1 Certain Duties and Responsibilities

(a) If an Event of Default with respect to a particular series has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of its own affairs.

(b) Except during the continuance of an Event of Default with respect to a particular series:

(i) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform, and be liable for (as set forth herein), only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith or its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture, *provided*, that the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

© The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section 6.1;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(d) The Trustee shall only be charged with knowledge of any default or Event of Default if either (i) a Responsible Officer of the Trustee shall have actual knowledge of such default or Event of Default or (ii) written notice of such Event of Default shall have been given to the Trustee by the Company or any Holder.

(e) Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

(f) Within 15 days from the receipt of a Company Order and the documents required by Section 1.2, the Trustee shall execute and deliver the Subordination Agreement in the form of Schedule C and any and all instruments, notices and documents incident or related thereto as may be reasonably requested by the Company in order to cause the Subordination Agreement to be valid and enforceable under applicable law.

(g) At the request of Holders representing not less than 25% of the aggregate principal amount of the Outstanding Notes of all series acting together as a single class, the Trustee shall enforce all of the rights and remedies of the Holders (including as third-party beneficiaries) under the Subordination Agreement and take all actions reasonably required by the Holders in connection therewith.

6.2 Notice of Defaults

If a default occurs hereunder with respect to Notes of any series, the Trustee shall give the Holders of Notes of such series notice of such default as and to the extent provided by the Trust Indenture Act; *provided*, *however*, that in the case of any default of the character specified in Section 5.1(2) with respect to Notes of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof.

6.3 Certain Rights of Trustee

Subject to the provisions of Section 6.1:

(1) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(2) |any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(3) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

(4) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(6) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(7) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, nominee, custodian or attorney appointed with due care by it hereunder; and

(8) the permissive rights of the Trustee enumerated herein shall not be construed as duties.

6.4 Not Responsible for Recitals or Issuance of Notes

The recitals contained herein and in the Notes, except the Trustee's certificates of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Notes or the proceeds thereof.

6.5 May Hold Notes

The Trustee, any Authenticating Agent, any Paying Agent, the Registrar or any Co-Registrar or any affiliate thereof or agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Notes and, subject to Sections 6.8 and 6.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Registrar or Co-Registrar or such other agent.

6.6 Money Held in Trust

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.

6.7 Compensation and Reimbursement

The Company agrees:

(1) to pay to the Trustee such compensation as shall be separately agreed upon in writing for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances properly incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith;

(3) to indemnify the Trustee and its officers, directors, employees and agents for, and to hold each of them harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder;

(4) to secure the Company's obligations under this Section 6.7, the Trustee shall have a lien prior to the Notes upon all money or property held or collected by the Trustee in its capacity as Trustee, except for such money or property which is (A) held in trust to pay principal (and premium, if any) or interest for the benefit of Holders of particular Notes or (B) irrevocably deposited with the Trustee pursuant to Section 13.4 in respect of any Defeasance or Covenant Defeasance;

(5) the obligations of the Company set forth in this Section 6.7 shall survive the removal and resignation of the Trustee; and

(6) when the Trustee incurs any expenses or renders any services after the occurrence of an Event of Default specified in Sections 5.1(6) or 5.1(7), such expenses and the compensation for such services are intended to constitute expenses of administration under any law for the relief of debtors.

6.8 Conflicting Interests

The Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to Notes of more than one series.

6.9 Corporate Trustee Required; Eligibility

There shall at all times be one (and only one) Trustee hereunder with respect to the Notes of each series, which may be Trustee hereunder for Notes of one or more other series. Each Trustee shall be a Person that is eligible pursuant to the Trust Indenture Act and the Negotiable Obligations Law Section 13 to act as such, has a combined capital and surplus of at least $50.0 million and has its Corporate Trust Office in New York City, New York. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section and to the extent permitted by the Trust Indenture Act, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee with respect to the Notes of any series shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

6.10 Resignation and Removal; Appointment of Successor

No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

The Trustee may resign at any time with respect to the Notes of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes of such series.

The Trustee may be removed at any time with respect to the Notes of all series by the Holders of a majority in principal amount of the Outstanding Notes of all series, voting together as a single class, present or represented and voting at a meeting of such Holders at which a quorum is present.

If at any time:

(1) the Trustee shall fail to comply with Section 6.8 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Note for at least six months, or

(2) the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(3) the Trustee shall become incapable of acting or shall be adjudged as bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, (A) the Company by a Board Resolution may remove the Trustee with respect to all Notes, or (B) subject to Section 5.14, any Holder who has been a bona fide Holder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Notes and the appointment of a successor Trustee or Trustees.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Notes of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Notes of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Notes of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Notes of any particular series) and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Notes of all series shall be appointed by the Holders of a majority in principal amount of the Outstanding Notes of all series, voting together as a single class, present or represented and voting at a meeting of such Holders at which a quorum is present (or by providing their written consent to the extent permitted under Argentine law and this Indenture), the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.11, become the successor Trustee with respect to the Notes of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Notes of any series shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section 6.11, any Holder who has been a bona fide Holder of a Note of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes of such series.

The Company shall give notice of each resignation and each removal of the Trustee with respect to the Notes of any series and each appointment of a successor Trustee with respect to the Notes of any series to all Holders of Notes of such series in the manner provided in Section 1.6. Each notice shall include the name of the successor Trustee with respect to the Notes of such series and the address of its Corporate Trust Office.

6.11 Acceptance of Appointment by Successor

In case of the appointment hereunder of a successor Trustee with respect to all Notes, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee with respect to the Notes of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Notes of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Notes, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Notes of that or those series to which the appointment of such successor Trustee relates.

Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

6.12 Merger, Conversion, Consolidation or Succession to Business

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

6.13 Preferential Collection of Claims Against Company

If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Notes), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

6.14 Appointment of Authenticating Agent

The Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Notes which shall be authorized to act on behalf of the Trustee to authenticate Notes of such series issued upon original issue and upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 3.7, and Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50.0 million and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice of such appointment in the manner provided in Section 1.6 to all Holders of Notes of the series with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment with respect to one or more series is made pursuant to this Section, the Notes of such series may have endorsed thereon, in addition to the Trustee's certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

LAW DEBENTURE TRUST
COMPANY OF NEW YORK
As Trustee
By: ……………………………………..
As Authenticating Agent
By: ……………………………………..
Authorized Officer

6.15 Other Capacities

Except as otherwise specifically provided herein or as the context requires, (i) all references in this Indenture to the Trustee shall be deemed to refer to the Trustee in its capacity as Trustee and in its capacities as Co-Registrar, Principal Paying Agent, Paying Agent and Transfer Agent and (ii) every provision of this Indenture relating to the conduct or affecting the liability or offering protection, immunity or indemnity to the Trustee shall be deemed to apply with the same force and effect to the Trustee acting in its capacities as Co-Registrar, Principal Paying Agent, Paying Agent and Transfer Agent or to any other Paying Agent or Transfer Agent, as the case may be.

7. Holders' Lists and Reports by Trustee and Company

7.1 Company to Furnish Trustee Names and Addresses of Holders

The Company will furnish or cause to be furnished to the Trustee

(1) semi-annually, not later than June 15 and December 15 in each year, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Notes of each series as of the preceding May 31 or November 30, as the case may be, and

(2) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

excluding from any such list referred to in (1) or (2) above names and addresses received by the Trustee in its capacity as Co-Registrar,

(3) immediately upon becoming aware that any Holder has instituted proceedings directly against the Company in accordance with the provisions of the Negotiable Obligations Law, notice of such proceedings and of the certificate numbers of the Notes which form the subject matter of such proceedings (with copies thereof to each Paying Agent and each Transfer Agent), and, promptly after receipt thereof, a copy of every document served on the Company or served or disclosed by it in connection with such proceedings, and

(4) at least five Business Days in New York prior to making any payment to any Holder who has instituted proceedings directly against the Company under the Negotiable Obligations Law, the certificate numbers of the Notes in respect of which such payment is to be made, and the amount to be paid in respect of each such Note.

7.2 Preservation of Information; Communications to Holders

The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 7.1 and the names and addresses of Holders received by the Trustee in its capacity as Co-Registrar. The Trustee may destroy any list furnished to it as provided in Section 7.1 upon receipt of a new list so furnished.

The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Notes, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

Every Holder of Notes, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

7.3 Reports by Trustee

The Trustee shall within 60 days after each May 15th, beginning with the May 15th following the date of this Indenture, transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.

A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Notes are listed and with the Commission. The Company will notify the Trustee when any Notes are listed on any stock exchange.

7.4 Reports by Company

The Company shall file with the Trustee and, if the Notes are Registered Notes, the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act; *provided*, that, except as otherwise provided in Section 10.7, any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.

To the extent permitted by law, delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

8. Consolidation, Merger, Conveyance, Transfer or Lease

8.1 Company May Consolidate, Etc., Only on Certain Terms

The Company shall not, and shall not cause or permit any Subsidiary to, consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person and the Company shall not permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless:

(1) in case the Company shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a corporation, partnership, trust or other entity organized and validly existing under the laws of Argentina and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Notes and the performance or observance of every covenant of this Indenture on the part of the Company to be performed or observed;

(2) immediately after giving effect to the transaction, the credit rating or ratings of the Notes by any nationally recognized statistical rating organization shall not be lowered as a result of such transaction, if at such time, the Notes are required by the CNV or any other regulatory authority to be rated;

(3) immediately after giving effect to such transaction and treating any Indebtedness which becomes an obligation of the Company or any Subsidiary as a result of such transaction as having been Incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing;

(4) if, as a result of any such consolidation or merger or any such conveyance, transfer or lease, properties or assets of the Company or any Subsidiary would become subject to a Lien that would not be permitted under Section 10.21 hereunder, the Company or such successor Person, as the case may be, shall take such steps as shall be necessary effectively to secure the Notes equally and ratably with (or prior to) all Indebtedness secured by such Lien; and

(5) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

8.2 Successor Substituted

Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with Section 8.1, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Notes.

9. Supplemental Indentures

9.1 Supplemental Indentures Without Consent of Holders

Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Notes; or

(2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Notes (and if such covenants are to be for the benefit of less than all series of Notes, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company; or

(3) to add any additional Events of Default for the benefit of the Holders of all or any series of Notes (and if such additional Events of Default are to be for the benefit of less than all series of Notes, stating that such additional Events of Default are expressly being included solely for the benefit of such series); or

(4) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Notes in uncertificated form; or

(5) to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Notes, *provided*, that any such addition, change or elimination (A) shall neither (i) apply to any Note of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Note with respect to such provision or (B) shall become effective only when there is no such Note Outstanding; or

(6) to secure the Notes pursuant to the requirements of Section 10.21 or otherwise; or

(7) to establish the form or terms of Notes of any series as permitted by Sections 2.1 and 3.1; or

(8) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes of one or more series, and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11; or

(9) to amend this Indenture with respect to the authentication and delivery of additional series of Notes; or

(10) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; *provided*, that such action pursuant to this Clause (10) shall not adversely affect the interests of any of the Holders of Notes of any series in any material respect; or

(11) to modify the restrictions on the Notes, and the procedures for resales and other transfer of the Notes, to reflect any change in applicable law or regulation (or the interpretation thereof) or provide alternative

procedures in compliance with applicable law and practices relating to the resale or other transfer of restricted securities generally.

9.2 Supplemental Indentures With Consent of Holders

With the consent of Holders of not less than a majority in principal amount of the Outstanding Notes of all series affected by such supplemental indenture, provided pursuant to a vote of the Holders of such affected series, voting together as a single class, at a meeting of Holders at which a quorum is present (or by providing their written consent to the extent permitted under Argentine law and this Indenture), the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Notes of such series under this Indenture; *provided, however*, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Note affected thereby,

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or permit the redemption of a Note if not previously permitted, or reduce the amount of principal of an Original Issue Discount Note or any other Note which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2, or change any Place of Payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or with respect to any Note on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or

(2) reduce the percentage in principal amount of Outstanding Notes of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences, or

(3) reduce the percentage in principal amount of the Outstanding Notes of any series, the consent of the Holders of which is required for the adoption of a resolution at a meeting of Holders held pursuant to Section 9.6 of this Indenture, or the quorum required at any such meeting of Holders at which a resolution is adopted or the percentage in principal amount of Outstanding Notes of any series the Holders of which are entitled to request the calling of a meeting of Holders, or

(4) modify any of the provisions of this Section 9.2, Section 5.13 or Section 10.24, except to increase the percentage provided therein or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Note affected thereby; *provided, however*, that this Clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in this Section 9.2 and Section 10.24, or the deletion of this proviso, in accordance with the requirements of Section 6.11 and 9.1(8), or

(5) waive or amend Section 10.6;

provided, further, that, notwithstanding the above, if the Company becomes subject to an *acuerdo preventivo extrajudicial* procedure (an Argentine out-of-court reorganization procedure), a *concurso preventivo* proceeding (an Argentine voluntary reorganization proceeding), or any other reorganization procedure that may be implemented in accordance with the provisions of the ABL or other relevant law in effect in Argentina from time to time, then approval of a supplemental indenture relating to such provisions will require only the affirmative vote of, or consent by, the applicable majority required by Argentine law and/or the relevant Argentine court with jurisdiction over such procedure or proceeding, as applicable and as may be amended from time to time.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Notes, or which modifies the rights of the Holders of Notes of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Notes of any other series.

It shall not be necessary for any meeting of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such meeting shall approve the substance thereof.

9.3 Execution of Supplemental Indentures

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, in addition to the documents required by Section 1.2, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

9.4 Effect of Supplemental Indentures

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

9.5 Reference in Notes to Supplemental Indentures

Notes of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall, if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Notes of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Notes of such series.

9.6 Meetings of Holders; Modification and Waiver

(a) The Trustee or the Company shall, upon the request of the Holders of at least five (5) percent in aggregate principal amount of the Notes of all series at the time Outstanding or of the Notes of any series at the time Outstanding, or the Company or the Trustee, at its discretion, may, call a meeting of the Holders of such Notes at any time and from time to time, to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Notes or the relevant series of Notes to be made, given or taken by the Holders of such Notes. With respect to all matters not contemplated in the Indenture, meetings of Holders shall be held in accordance with the Negotiable Obligations Law. The meetings shall be held in the City of Buenos Aires, Argentina; *provided, however*, that the Company or the Trustee may determine to hold any such meetings simultaneously in the City of New York by any means of telecommunication which permits the participants to hear and speak to each other and such simultaneous meeting shall be deemed to constitute a single meeting for purposes of the quorum and voting percentages applicable to such meeting. In any case, meetings shall be held at such time and at such place as the Company or the Trustee shall determine. Any resolution passed at a meeting shall be binding on all Holders of Notes or of the relevant series of Notes, as the case may be (whether present or not at such meeting). If a meeting is being held pursuant to a request of Holders, the agenda for the meeting shall be as determined in the request and such meeting shall be convened within 40 days from the date such request is received by the Trustee or the Company, as the case may be. Notice of any meeting of Holders (which shall include the date, place and time of the meeting, the agenda therefor and the requirements to attend) shall be given not less than 10 days nor more than 30 days prior to the date fixed for the meeting in the *Official Gazette of Argentina* and in one national newspaper having general circulation in Argentina (which is expected to be *La Nación*), and also in the manner provided for hereunder and any publication of such notices shall be for five consecutive Business Days in each place of publication.

(b) Decisions at a meeting of Holders shall be made by the affirmative vote of Holders of a majority in aggregate principal amount of the Notes of the affected series at the time Outstanding, present or represented at a meeting of such Holders at which a quorum is present; *provided, however*, that the unanimous consent or the unanimous affirmative vote of the Holders shall be required to adopt a valid decision on any of the matters specified in Clauses 9.2(1) through 9.2(5), subject to the provisos set forth in Section 9.2.

© Any Holder may attend a meeting of the Holders in person or by proxy. Holders who intend to attend a meeting of Holders must notify the Company of their intention to do so at least three Business Days prior to the date of such meeting.

(d) The quorum at any meeting to adopt a resolution with respect to the Notes of any series will be Persons who are Holders of or who represent 60% in aggregate principal amount of the Notes of the affected series at the time Outstanding; *provided, however*, that at any such reconvened meeting adjourned for lack of the requisite quorum, the quorum will be persons holding or representing 30% in aggregate principal amount of the Notes of the affected series at the time Outstanding. Any instrument given by or on behalf of any Holder in connection with any consent to any such waiver or change will be irrevocable once given and will be conclusive and binding on all subsequent Holders of such Note. Except as provided above, any modifications, amendments or waivers to the terms and conditions of the Notes will be conclusive and binding on all Holders of the affected series, whether or not they have given such consent or were present at any meeting, and whether or not notation of such modifications, amendments or waivers is made upon the Notes of the affected series, if duly passed at a meeting convened and held in accordance with the provisions hereof and of the Negotiable Obligations Law. For purposes of any meeting of Holders, each US$1.00 of face value of the Outstanding Notes, shall entitle a Holder to one vote. Any Notes known to a Responsible Officer of the Trustee to be held for the account of the Company or any Affiliate of the Company shall not be considered Outstanding and Holders of such Notes will not be entitled to participate in taking any actions under the terms of the Notes.

9.7 Actions to be Taken Without a Meeting

In lieu of a meeting, Holders may provide written consent, or may consent by means of any other procedure that the Company or the Trustee may implement that is satisfactory to or required by the relevant Argentine court, in connection with any proposal made by the Company or the Trustee pursuant to an *acuerdo preventivo extrajudicial* (an Argentine out-of-court reorganization procedure), a *concurso preventivo* proceeding (an Argentine voluntary reorganization proceeding), or any other reorganization procedure that may be implemented in accordance with the provisions of the ABL or other relevant law from time to time, subject to the control and approval of the relevant Argentine court. Notice to Holders of any solicitation of consents without a meeting shall be provided in the manner set forth in Section 1.6 and by publication of such notice for five consecutive days in the *Official Gazette of Argentina* and in one national newspaper of general circulation in Argentina (which is expected to be *La Nación*) and otherwise in compliance with Argentine law.

10. Covenants

10.1 Payment of Principal, Premium and Interest

The Company covenants and agrees for the benefit of each series of Notes that it will duly and punctually pay the principal of, and any premium and interest on, the Notes of that series in accordance with the terms of the Notes and this Indenture.

10.2 Payment of Additional Amounts

All payments in respect of the Notes will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature (collectively, "**Taxes**") imposed or levied by or on behalf of the Argentine Government or any political subdivision or authority thereof or therein or any other applicable taxing authority having the power to tax, unless the Company is compelled by the Argentine Government or any such political subdivision or authority or other applicable taxing authority to withhold or deduct such Taxes (including, without limitation, Personal Assets Tax). In the event the Company is required to withhold or deduct any amount of Taxes from any payment made with respect to the Notes, the Company will pay such additional amounts ("**Additional Amounts**") as may be necessary to ensure that the net amounts received by each Holder of Notes after such withholding or deduction shall equal the respective amounts that the Holder would have received in respect of the Notes in the absence of such withholding or deduction, except that no such Additional Amounts shall be payable in respect of any Note:

(1) if any such Tax would not have been so imposed but for the presentation by the Holder of any such Note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(2) if the Holder of such Note would not be subject to the withholding or deduction of Taxes if the Holder had made a valid and legal claim for exemption, if (a) the making of such claim is required as a precondition to an exemption from, or reduction in, the relevant Taxes, and (b) at least 45 days prior to the first payment date with respect to which the Company applies this Clause (2), the Company notifies all Holders in writing that they will be required to provide such claims; *provided*, that in no event shall the Holder's requirement to make a valid and legal claim for exemption require such Holder to provide any materially more onerous information, documents or other evidence than would be required to be provided had such Holder been required to file U.S. Tax Forms W-8BEN, W-8ECI, W-8EXP and/or W-8IMY claiming the benefits of an income tax treaty;

(3) held by or on behalf of a Holder (or a fiduciary, settlor, beneficiary or member of the Holder if the Holder is an estate, trust or partnership) of Notes who is liable for Taxes in respect of such Notes by reason of having some connection with Argentina (or any political subdivision or authority thereof or therein) or any other applicable taxing authority other than the mere purchase, holding or disposition of such Notes, the receipt of principal or interest in respect thereof or the exercise or enforcement of rights under the Notes or the Indenture (in the case of an estate, trust or partnership, only to the extent that such connection has increased the tax liability of such estate, trust or partnership of such fiduciary, settlor, beneficiary or member);

(4) for any estate, inheritance, gift, sales, transfer or any similar tax, assessment or governmental charge other than value added tax applicable to any payments in respect of the Notes;

(5) for any tax, duty, assessment or other governmental charge (other than the Personal Assets Tax) which is payable otherwise than by withholding or deduction from payments on or in respect of any Note; or

(6) any combination of (1), (2), (3), (4) or (5).

References herein and in the Notes to the payment of principal (and premium, if any), Redemption Price, interest or any other amounts payable with respect to any Notes shall include the payment of Additional Amounts if Additional Amounts are, were or would be payable in respect thereof, even where Additional Amounts are not specifically mentioned.

If the Company or the Trustee or any other Paying Agent is required to pay Additional Amounts, the Company shall: (i) at least 10 Business Days prior to the first payment date on which such Additional Amounts are due, deliver to the Trustee (with a copy to any other Paying Agent) an Officers' Certificate specifying the amount so required to be deducted or withheld as an Additional Amount and certifying that the Company shall pay any such Additional Amounts, (ii) prior to the due date for any payment of Additional Amounts, pay any such Additional Amounts, and (iii) within 15 days after paying any such Additional Amounts, deliver to the Trustee the evidence of such payment and of the remittance thereof to the relevant taxing or other authority.

The Company shall pay any present or future stamp or documentary taxes which arise in Argentina from the execution, delivery or registration of the Notes or any other document or instrument referred to in the Notes.

In the event that the Company pays any Personal Assets Tax in respect of Outstanding Notes of a series, the Company hereby waives any right it may have under Argentine law to seek reimbursement (whether by way of foreclosing on such series of Notes, by deduction from payments of principal of or interest on such series of Notes or otherwise) from the Holders or beneficial owners of such Notes of any such amounts paid.

10.3 Maintenance of Office or Agency

The Company shall maintain in each Place of Payment for any series of Notes an office or agency where Notes of that series may be presented or surrendered for payment, where Notes of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Notes of that series and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands (but not service of process) may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Company may also from time to time designate one or more other offices or agencies where the Notes of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided*, *however*, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for Notes of any series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

With respect to any Global Note, and except as otherwise may be specified for such Global Note as contemplated by Section 3.1, the Corporate Trust Office of the Trustee shall be the Place of Payment where such Global Note may be presented or surrendered for payment or for registration of transfer or exchange, or where successor Notes may be delivered in exchange therefor; *provided*, *however*, that any such payment, presentation, surrender or delivery effected pursuant to the Applicable Procedures of the Depositary for such

Global Note shall be deemed to have been effected at the Place of Payment for such Global Note in accordance with the provisions of this Indenture.

The Company hereby appoints the Trustee as Principal Paying Agent under this Indenture, and the Trustee hereby accepts this appointment.

10.4 Money for Notes Payments to Be Held in Trust

If the Company shall at any time act as its own Paying Agent with respect to any series of Notes, it will, on or before each due date of the principal of or any premium or interest on any of the Notes of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for any series of Notes, it will, prior to each due date of the principal of or any premium or interest on any Notes of that series, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

The Company will cause each Paying Agent for any series of Notes other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (1) hold all sums held by it for the payment of the principal of (and premium, if any) or interest on the Notes of that series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and give the Trustee notice of any default by the Company (or any other obligor upon the Notes of that series) in the making of any payment of principal (and premium, if any) or interest on the Notes of that series; and (2) during the continuance of any default by the Company (or any other obligor upon the Notes of that series) in the making of any payment in respect of the Notes of that series, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Notes of that series.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or any premium or interest on any Note of any series and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; *provided*, *however*, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, (i) in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the City of New York and (ii) in a newspaper published in the Spanish language and of general circulation in Argentina, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

10.5 Maintenance of Certain Government Approvals

The Company shall duly obtain and maintain in full force and effect all governmental approvals, consents or licenses which are necessary under the laws of Argentina for the execution, delivery and performance of this Indenture, the Notes of each series and any purchase or placement agreement relating thereto by the Company or for the validity or enforceability thereof.

10.6 *Pari Passu*

The Company shall ensure at all times that its obligations under the Notes of each series and this Indenture constitute unconditional general obligations of the Company ranking at least *pari passu* with all other unsecured and unsubordinated Indebtedness of the Company (other than Indebtedness ranking senior thereto by statute or operation of law).

10.7 Reporting; Statements by Officers as to Default

The Company will furnish to the Trustee: (i) within 190 days after the last day of each Fiscal Year, an English translation of its audited consolidated financial statements (prepared in conformity with regulations of the CNV and substantially in the form prescribed by Argentine regulatory authorities) for such Fiscal Year, accompanied by a reconciliation of the Company's net income and shareholders' equity as shown on such financial statements with the Company's net income and shareholders' equity for and as at the end of such Fiscal Year computed in accordance with accounting principles generally accepted in the United States; (ii) as soon as available after the last day of each of the first three fiscal quarters of each Fiscal Year, an English translation of its unaudited quarterly consolidated financial statements (prepared in accordance with regulations of the CNV and substantially in the form prescribed by Argentine regulatory authorities and generally accepted accounting principles in Argentina) for such fiscal quarter; (iii) simultaneously with the delivery of each set of consolidated financial statements referred to in Clauses (i) and (ii) above, an Officers' Certificate, (A) summarizing all Assets Sales that occurred during the prior fiscal quarter and the aggregate amount of any Net Proceeds thereof and specifying whether such Net Proceeds have been reinvested or committed to be reinvested; (B) summarizing all individual transactions entered into with Affiliates of the Company during the prior fiscal quarter that (x) individually provide for payments in excess of US$5.0 million or (y) are for services to be rendered if the aggregate value of all transactions then in effect with Affiliates of the Company for the provision of similar services are reasonably expected to exceed US$5.0 million for any Fiscal Year; (C) setting forth, in reasonable detail, information necessary to calculate, on the basis of the financial statements delivered in accordance with (ii) above, Cash, Cash Surplus, Adjusted Cash Surplus, Consolidated Adjusted EBITDA, Consolidated Coverage Ratio, Consolidated Debt Ratio, Consolidated Total Indebtedness, Alternative Funding and the Cash Shortfall Amount; and (D) stating whether or not to the best knowledge of the signers thereof an Event of Default exists on the date of such certificate and, if such certificate indicates that an Event of Default exists, setting forth the details thereof and the action which the Company is taking or proposes to take with respect thereto; (iv) within 120 days after the end of each Fiscal Year, a brief certificate from the Company's principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of the Company's compliance with all conditions and covenants under this Indenture (compliance, for such purpose, to be determined without regard to any period of grace or requirement of notice provided under this Indenture); and (v) upon any officer of the Company becoming aware of the existence of an Event of Default or any Related Event of Default, a certificate of such officer, setting forth the details thereof and the action that the Company is taking or proposes to take with respect thereto; and (vi) written notification of any material changes to the License within 10 days of any such material change.

10.8 Existence

The Company will (i) maintain in effect its corporate existence except as otherwise permitted under Section 8 and (ii) take all reasonable actions to maintain all rights, privileges, titles to property, franchises and the like necessary or desirable in the normal conduct of its business, activities or operations; *provided, however*, that this Section 10.8 shall not require the Company to maintain any such right, privilege, title to property or franchise if the Board of Directors of the Company shall determine that the maintenance or preservation thereof is no longer desirable in the conduct of the business of the Company and the loss thereof is not, and will not be, adverse in any material respect to the Holders.

10.9 Compliance with Laws, Rules and Regulations

The Company will, and will cause each of its Significant Subsidiaries to, comply with all applicable laws, rules, regulations, orders and directives of any Governmental Agency having jurisdiction over the business of the Company or such Significant Subsidiary, as the case may be, and all covenants and other obligations contained in any material agreements to which the Company or such Significant Subsidiary, as the case may be, is a party, except where the failure so to comply would not have a material adverse effect on the condition, financial or otherwise, or on the earnings, operations, business affairs or business prospects of the Company and its Subsidiaries taken as a whole and except to the extent any such law, rule, regulation, order, directive, covenant or obligation is contested in good faith and, if appropriate, by appropriate legal proceedings.

10.10 Maintenance of Properties

The Company will cause all tangible Properties used or useful in the conduct of its business or the business of any of its Significant Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *provided*, *however*, that this Section 10.10 will not prevent the Company from discontinuing the operation or maintenance of any of such Properties if such discontinuance is, as determined by the Board of Directors of the Company, in good faith, desirable in the conduct of the business of the Company and its Subsidiaries taken as a whole and not adverse in any material respect to the Holders.

10.11 Maintenance of Insurance

The Company will, and will cause each of its Significant Subsidiaries to, maintain insurance in such amounts and covering such risks as is usually carried by gas transportation companies, subject to any applicable laws and regulations of Argentina.

10.12 Further Assurances

The Company will, at its own cost and expense, execute and deliver to the Trustee all such documents, instruments and agreements and do or cause to be done all such other acts and things as may be reasonably required, in the opinion of the Trustee, to enable the Trustee to exercise and enforce its rights under the Indenture and under the documents, instruments and agreements required under the Indenture and to carry out the intent of this Indenture.

10.13 Payment of Taxes and Other Claims

The Company will, and will cause each of its Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, all taxes, assessments and governmental charges levied or imposed upon the Company or its Subsidiaries, as the case may be, which, if unpaid, might by law become a Lien upon the Property of the Company or its Subsidiaries, as the case may be; *provided, however*, that neither the Company nor any Subsidiary will be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim which is being contested in good faith and, if appropriate, by appropriate legal proceedings or whose amounts in the aggregate do not exceed US$10.0 million (or its equivalent in other currencies, each such equivalent to be determined at the time the relevant tax, assessment or charge arose and not to be affected by subsequent changes in exchange rates).

10.14 Transactions with Affiliates

The Company shall not, and shall not cause or permit any Subsidiary to, enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, with any Affiliate of the Company *unless* such transaction is (A) otherwise permitted under this Indenture and (B) upon terms that are no less favorable to the Company or its Subsidiary, as the case may be, than the Company or such Subsidiary would obtain in a comparable arm's-length transaction with a Person who is not an Affiliate of the Company. Any amendment, modification or restatement of the Technical Assistance Agreement (the "**Amended TAA**") or successor agreement thereto (the "**Successor TAA**") shall be deemed to meet the requirements of this Section 10.14; *provided*, that (i) the payment provisions of such Amended TAA or Successor TAA, as the case may be, do not provide for greater payments by the Company than the payments the Company is required to make under the Technical Assistance Agreement and (ii) the other terms and conditions of any such Amended TAA or Successor TAA, as the case may be, are no less favorable, taken as a whole, to the Company than those contained in the Technical Assistance Agreement.

10.15 Change in Nature of Business

The Company shall not, and shall not cause or permit any Subsidiary to, engage to a material extent in any business unrelated to a business line in which the Company or any of its Subsidiaries is engaged in as of the Issue Date.

10.16 Termination, Assignment or Amendment of License

The Company shall not (i) terminate or assign the License, (ii) waive, consent to, make or suffer to exist any amendment or modification of any provision of the License, in each case, that would have or could reasonably be expected to have a material adverse effect on the ability of the Company to comply with its payment obligations under the Initial Notes, (iii) cause, consent to or suffer to exist an amendment, modification or waiver to the License providing for the termination of the License prior to the ninth anniversary of the final maturity of the Initial Notes, (iv) cause, consent to or suffer to exist the transfer to any Person of the right to receive the License termination compensation specified in Article 11 of the Basic Standards of the License as of the Issue Date, or an amendment or modification of the License that would have or could reasonably be expected to have a material adverse change on the termination compensation, in each of (ii) through (iv) above, without the prior consent of Holders representing not less than 25% of the aggregate principal amount of the Outstanding Initial Notes of all series, voting together as a single class.

10.17 Limitation on Incurrence of Indebtedness

The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, directly or indirectly, Incur any Indebtedness. Notwithstanding the foregoing, however, the Company and its Subsidiaries (including Project Finance Subsidiaries) may at any time Incur Permitted Indebtedness; *provided,* that upon the occurrence and during the continuance of a default or Event of Default, the Company may only Incur Indebtedness (i) that is otherwise permitted under Clause (i) of the definition of "Permitted Indebtedness" or (ii) for the purpose of refinancing or otherwise extending the payment dates of the interest and principal payments of the Company's existing Indebtedness and *provided* that the terms and conditions of such Indebtedness to be Incurred are not materially less favorable to the Company, taken as a whole, than the terms and conditions of the existing Indebtedness being refinanced or otherwise extended; *provided, further*, that the *sum* of, without duplication, (i) the aggregate principal amount outstanding of all Indebtedness so Incurred by the Company's Subsidiaries, other than Project Finance Subsidiaries, *plus* (ii) the aggregate principal amount of Indebtedness secured by Liens permitted under Clause (xvi) of the definition of "Permitted Liens" (in each case, calculated and determined as of any date of such Incurrence and immediately after giving pro forma effect to such Incurrence of Indebtedness and the application of the proceeds therefrom) shall not exceed US$25.0 million.

Notwithstanding any provision herein to the contrary, if the Company Incurs any Permitted Indebtedness pursuant to Clause (iv) of the definition of "Permitted Indebtedness" for the purpose of making Capital Expenditures or Investments, then the Company shall thereafter be required to maintain the Consolidated Debt Ratio, at all times thereafter until the Notes are no longer Outstanding, at or less than 3.50 to 1.

For the purposes of this Section 10.17, any Person becoming a Subsidiary of the Company after the Issue Date shall be deemed, at the time it becomes the Company's Subsidiary, to have Incurred all of its outstanding Indebtedness as of the acquisition date and the Consolidated Adjusted EBITDA for the immediately preceding four fiscal quarters for such Person shall be calculated on a pro forma basis giving effect to such acquisition at the beginning of such four fiscal quarter period.

Any calculation or determination of Consolidated Adjusted EBITDA for purposes of this Section 10.17 shall be computed by reference to the four most recently completed fiscal quarters for which annual or quarterly consolidated financial statements are available, immediately preceding the date any Indebtedness is Incurred pursuant to the provision for which such calculation or determination is to be made. Such computations shall be based on the Company's consolidated financial statements for such four-quarter period prepared in accordance with Argentine GAAP and the requirements of the CNV.

In computing any amount pursuant to this Section 10.17 with respect to any period, the Company shall use audited consolidated financial statements for the portions of the relevant period for which audited consolidated financial statements are available on the date of determination and unaudited consolidated financial statements for the remaining portion of such period and the Company shall use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV.

Any action (x) taken in good faith in connection with this Section 10.17 in accordance with the requirements of this Indenture in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant period and (y) deemed to be in violation of the requirements of this Indenture as a result of subsequent adjustments made to the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements of this Indenture.

10.18 Limitation on Capital Expenditures

The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, directly or indirectly, make or commit to make any Capital Expenditures; *provided, however,* that the Company and its Subsidiaries (including Project Finance Subsidiaries), may make or commit to make:

(i) Permitted Capital Expenditures (which shall not, subject to the further provisos contained in this sentence, be restricted by the provisions of this Section 10.18); and

(ii) Maintenance Capital Expenditures (other than Permitted Capital Expenditures) up to the Maximum Maintenance Capital Expenditure Amount for each Fiscal Year; *provided*, that, Maintenance Capital Expenditures made or committed to be made solely in connection with advancements or upgrades in technology shall be limited to US$4.0 million for each Fiscal Year and must otherwise be permitted under this Clause (ii);

provided, that at the time of, and immediately after giving effect to, such Capital Expenditures that are made or committed to be made pursuant to Clauses (i) or (ii), and subject to the next sentence, no Material Default or Event of Default shall have occurred and be continuing. Notwithstanding the foregoing, upon the occurrence or during the continuance of a Material Default or an Event of Default, the Company and its Subsidiaries may continue to make or commit to make Permitted Capital Expenditures and Maintenance Capital Expenditures pursuant to Clauses (i) and (ii) above; *provided*, that such Permitted Capital Expenditures and Maintenance Capital Expenditures, as the case may be, relate to (x) scheduled or emergency repairs or maintenance, including upgrades directly relating thereto of the Company's fixed or capital assets or other property, plant and equipment or (y) the continuance of in-process or existing capital projects; and *provided, further*, that the aggregate amount of such Permitted Capital Expenditures and Maintenance Capital Expenditures, as the case may be, made or committed to be made pursuant to this subclause (y) does not exceed US$40.0 million during the continuance of such Material Default or Event of Default.

To the extent Maintenance Capital Expenditures or Permitted Capital Expenditures are denominated in a currency other than U.S. Dollars, any calculation or determination pursuant to this Section 10.18 shall be based on the U.S. Dollar Equivalent of all such foreign currency-denominated Maintenance Capital Expenditures or Permitted Capital Expenditures as of the date any such Maintenance Capital Expenditures or Permitted Capital Expenditures were made or committed in writing to be made pursuant to this Section 10.18.

Any calculation or determination of Consolidated Adjusted EBITDA for purposes of this Section 10.18 shall be computed by reference to the four most recently completed fiscal quarters for which annual or quarterly consolidated financial statements are available, immediately preceding the date any Capital Expenditures are made or committed to be made pursuant to the provision for which such calculation or determination is to be made. Such computations shall be based on the Company's consolidated financial statements for such four-quarter period prepared in accordance with Argentine GAAP and the requirements of the CNV.

In computing any amount pursuant to this Section 10.18 with respect to any period, the Company shall use audited consolidated financial statements for the portions of the relevant period for which audited consolidated financial statements are available on the date of determination and unaudited consolidated financial statements for the remaining portion of such period and the Company shall use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV.

Any action (x) taken in good faith in connection with this Section 10.18 in accordance with the requirements of this Indenture in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant period and (y) deemed to be in violation of the requirements of this Indenture as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements of this Indenture.

10.19 Limitation on Restricted Payments

The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, declare or make, or agree to make, directly or indirectly, any Restricted Payment with respect to any Fiscal Year or fiscal semester; *provided, however*, that the Company and its Subsidiaries (including Project Finance Subsidiaries) may make Restricted Payments with respect to any Fiscal Year from and including the Fiscal Year ending December 31, 2004 (or fiscal semester from and including the fiscal semester ending June 30, 2005) and thereafter if at the time and immediately after giving effect to any proposed Restricted Payment:

(i) with respect to a Restricted Payment that is not a Management Fee, (v) no default or Event of Default shall have occurred and be continuing, (w) such Restricted Payment is permitted to be made under Argentine law, (x) B-A UIP Interest for the Annual B-A UIP Period or the Semi-Annual B-A UIP Period, as applicable, and the Annual Early Amortization Amount or the Semi-Annual Early Amortization Amount, as applicable, have been paid or made, as the case may be, on or prior to the date such Restricted Payment is paid; and (y) the Consolidated Coverage Ratio is greater than or equal to 2.70 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2005, 2.75 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2006, 2.80 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2007, 2.90 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2008, 3.00 to 1 as of the Fiscal Year end or fiscal quarter end, as the case may be, immediately preceding the date such Restricted Payment is to be paid in 2009 and thereafter;

(ii) with respect to any Restricted Payment, including a payment of the Management Fee, the aggregate amount of all Restricted Payments made with respect to such Fiscal Year shall not exceed (A) with respect to the Fiscal Year ending December 31, 2004, US$10.0 million, (B) with respect to each of the Fiscal Years ending December 31, 2005 and December 31, 2006, US$15.0 million, (C) with respect to the Fiscal Year ending December 31, 2007, US$20.0 million, and (D) with respect to the Fiscal Year ending December 31, 2008 and thereafter, US$25.0 million; *provided*, that such amounts will be reduced by, for each such Fiscal Year, an amount equal to the Restricted Payment Reallocation Amount for such Fiscal Year; and

(iii) with respect to any Restricted Payment that is a semi-annual dividend, the Company has prepared and has available audited financial statements for the fiscal semester in respect of which such semi-annual dividend is proposed to be paid and for the corresponding fiscal semester in the next preceding Fiscal Year;

provided, that any Subsidiary (including Project Finance Subsidiaries) may make a Restricted Payment in the form of a cash dividend to the extent that the amount of such cash has been or would be, were the Restricted Payment not made, reflected as cash in the Company's consolidated financial statements, so long as any such cash dividend is made ratably by the Subsidiary to all the equity owners of such Subsidiary.

For purposes of making any determination pursuant to this Section 10.19, the U.S. Dollar Equivalent of any dividend made shall be determined as of the date of declaration of such dividend and the U.S. Dollar Equivalent of any other amount shall be determined as of the date such Restricted Payment is made.

Any calculation or determination of Consolidated Adjusted EBITDA and Consolidated Interest Expense for purposes of determining whether a Restricted Payment may be made pursuant to this Section 10.19 shall be computed by reference to the four most recently completed fiscal quarters immediately preceding the date any such Restricted Payment is to be made and shall be based on the Company's annual (which financial statements shall be audited where such four-quarter period is a full Fiscal Year), semi-annual and/or quarterly, as the case may be, consolidated financial statements for such four-quarter period.

Any action (x) taken in good faith in connection with this Section 10.19 in accordance with the requirements of this Indenture in reliance upon the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, applicable to the relevant period and (y) deemed to be in violation of the requirements of this Indenture as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements of this Indenture.

10.20 Limitation on Asset Sales

The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to consummate, directly or indirectly, an Asset Sale unless (i) any such Asset Sale of a Non-Regulated Asset is made on arm's-length terms, (ii) the consideration at the time of such Asset Sale (or commitment to sell) is at least equal to the Fair Market Value of the assets sold or disposed of and (iii) except in the case of a Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by the Company is in the form of cash or cash equivalents; *provided*, that in the case of an Asset Sale to an Affiliate of the Company, the remaining 25% of consideration (to the extent it is not in the form of cash or cash equivalents) consists of properties or assets that are suitable for use and will be used in a line of business in which the Company or any of its Subsidiaries is engaged as of the Issue Date; *provided*, *further*, that the amount of any liabilities (as shown on the most recent applicable balance sheet) that are assumed by the transferee of any such assets will be deemed to be cash for purposes of this Section 10.20 so long as there is no further recourse to the Company, its assets or properties, or any of its Subsidiaries or their assets or properties with respect to such liabilities.

In addition, (a) the Net Proceeds the Company or a Subsidiary of the Company receives within any Fiscal Year from any Asset Sale or related series of Asset Sales of any of the Company's or such Subsidiary's Non-Regulated Assets shall be used, in the case of Net Proceeds received by a Subsidiary, first to make payments on such Subsidiary's Indebtedness (excluding payments on Indebtedness held by Affiliates of such Subsidiary, other than the Company) and then (together with any Net Proceeds received by the Company) to make payments on all of the Initial Notes Outstanding and on the outstanding Amended and Restated IDB Facility Loans on the date of such payments, and shall be applied (i) in the following order of priority: (x) to prepay principal of the Tranche A Debt Obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and (y) thereafter to prepay principal of the Tranche B Debt Obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and (ii) in the following manner: (x) 50% of Net Proceeds shall be applied (A) first to the next upcoming scheduled amortization payment for the relevant debt obligation to which such Net Proceeds are being applied and (B) thereafter to the next succeeding scheduled amortization payment for the relevant debt obligation to which such Net Proceeds are being applied until such amount of Net Proceeds has been fully applied, and (y) the remaining 50% of Net Proceeds shall be applied equally to all of the amortization payments for the relevant debt obligation to which such Net Proceeds are being applied beginning with the first Year in which no amortization payment has been made at the time of such payment, beginning with Year 4, through the relevant maturity date for the relevant debt obligation to which such Net Proceeds are being applied; *provided, however*, that the Company and its Subsidiaries shall not be required to use such Net Proceeds (or any portion thereof) to make any payment of principal pursuant to this Section 10.20 if (1) such Net Proceeds (or such portion thereof) are reinvested, or committed to be reinvested, during the Reinvestment Period in any line of business in which the Company or any of its Subsidiaries is engaged as of the Issue Date, or (2) with respect to an Asset Sale or related series of Asset Sales, the aggregate amount of the Net Proceeds received from such Asset Sale or related series of Asset Sales, as the case may be, during any Fiscal Year does not exceed US$3.0 million with respect to such Fiscal Year; and (b) the Net Proceeds the Company receives within any Fiscal Year from any Asset Sale or related series of Asset Sales of any of the Company's regulated assets shall be reinvested in regulated assets within twelve (12) months of any Asset Sale or related series of Asset Sales or will otherwise be placed and held in a segregated account to be used only for the purchase of regulated assets.

10.21 Limitation on Liens

The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, directly or indirectly, create or permit to subsist any Lien, other than Permitted Liens, upon the whole or any part of the Company's, or any of its Subsidiaries', as the case may be, property, assets or revenues present or future, including, without limitation, any of the Company's assets contained in the asset inventory required to be maintained pursuant to Section 5.01 of Exhibit I of the License, to secure any Indebtedness unless (a) in the case of any Lien with respect to the Company's regulated assets, the creation, incurrence or assumption of such Lien is permitted under the License and (b)(i) in the case of any Lien securing Indebtedness that is subordinate to the New Debt Obligations, the New Debt Obligations are secured by a Lien on such property, revenue or assets that is senior in priority to such other Lien and (ii) in the case of any Lien securing Indebtedness that is *pari passu* to the New Debt Obligations, at the same time or prior thereto, the Company's obligations under the New Debt Obligations (A) are secured equally and ratably therewith to the satisfaction of the Trustee or (B) have the benefit of such other security or other arrangement as shall be approved by the Trustee.

10.22 Restricted Investments

The Company shall not, and shall not cause or permit any Subsidiary (including Project Finance Subsidiaries) to, directly or indirectly, purchase, hold or acquire, any common stock, evidence of Indebtedness or other securities or, make or permit to exist any loans or advances to, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person, or create or form any Subsidiary or provide any guaranties (all of the foregoing being collectively called "**Investments**"); *provided*, that the Company may make or structure, as the case may be, any Permitted Investments. For the avoidance of doubt, this Section 10.22 shall not restrict the Company's ability to Incur Permitted Indebtedness.

To the extent Investments or other transactions are denominated in a currency other than U.S. Dollars, any calculation or determination pursuant to this Section 10.22 shall be based on the U.S. Dollar Equivalent of all such foreign currency-denominated Investments or other transactions as of the date any such Investments or other transactions are made or entered into pursuant to this Section 10.22.

Any calculation or determination of Consolidated Adjusted EBITDA for purposes of this provision shall be computed by reference to the four most recently completed fiscal quarters for which annual or quarterly consolidated financial statements are available immediately preceding the date any Investments are made or structured pursuant to the provision for which such calculation or determination is to be made. Such computations shall be based on the Company's consolidated financial statements for such four-quarter period prepared in accordance with Argentine GAAP and the requirements of the CNV.

10.23 Amendment to and Redemption or Early Repayment of Other New Debt Obligations

If at any time after the Issue Date any other New Debt Obligation is amended or supplemented (the "**Reference Debt Obligation**") such that the amended or supplemented provisions of the Reference Debt Obligation are more favorable, from the perspective of a creditor (such more favorable provisions, "**More Favorable Provisions**"), than the comparable provisions contained in the Initial Notes, then such More Favorable Provisions will be automatically included into and apply *mutatis mutandis* to the Initial Notes; *provided*, that inclusion of such More Favorable Provisions shall become and remain effective only for and during the period when the Reference Debt Obligation remains outstanding and such More Favorable Provisions remain effective under the terms and conditions of such Reference Debt Obligation. Contemporaneously with the inclusion of such More Favorable Provisions into the Initial Notes, the Company will, or will request the Trustee to, send a notice to the Holders of the Initial Notes informing them of the inclusion of such More Favorable Provisions into the Initial Notes and notifying them of their right to submit a written refusal of the inclusion of such More Favorable Provisions into the Initial Notes. Upon receipt of written refusals from Holders representing a majority of the Outstanding aggregate principal amount of the Initial Notes of all series, considered together, within 60 days from the date on which the Company or the Trustee delivers such notice to the Holders, the More Favorable Provisions so included shall be automatically removed from the Initial Notes without any further action by the Company, the Trustee or any Holders, as though they had never been included, unless a meeting of such Holders is required under Argentine law, in which case, the Company shall, or shall request the Trustee to, convene a meeting of Holders of all series of the Initial Notes, voting together for this purpose as a single class, for the purpose of considering the removal of such More Favorable Provisions from the Initial Notes, which meeting shall be held within the 60-day period referred to above.

The Company shall not, and shall not permit any Subsidiary to, (a) make any payment or prepayment of principal (including prepayments related to increased costs or illegality), or payment of interest (including default interest, interest comparable to B-B Interest, B-A UIP Interest or any other contingent interest) or any other amounts in respect of any other New Debt Obligation (except (x) as provided under Sections 3.9, 3.10, 6.3, 8 and 9.4 of the Amended and Restated IDB Loan Agreements as well as any payments to IDB under the Amended and Restated IDB Loan Agreements in freely convertible and transferable currencies ("**Convertible Currencies**") under circumstances where there is an unavailability or shortage of foreign exchange in Argentina or there has occurred a general moratorium or general debt rescheduling with respect to indebtedness of entities in Argentina and by reason of such circumstances, the Government Regulator having the power to regulate foreign exchange has permitted the Company to convert Pesos into, and/or transfer, Convertible Currencies in order to pay obligations denominated in Convertible Currencies which are owed to IDB but has not permitted the Company to do so in order to pay Existing Debt Obligations to other holders and (y) for any payments that are made to all holders of Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, on a pro rata basis) ("**Additional Payment**"), (b) create any Lien in favor of the other New Debt Obligation, or (c) provide any guaranty, indemnity, letter of credit, surety, bond, or any other form of credit enhancement in respect of which the holders of any other New Debt Obligations are express or intended beneficiaries ("**Credit Enhancement**"), *unless* prior to the making of such Additional Payment or the provision of such Lien or Credit Enhancement, as the case may be, to the holders of such other New Debt Obligations, the Company sends, or requests the Trustee to send, a notice to the Holders of the Initial Notes informing them of the making of such Additional Payment or the provision of such Lien or Credit Enhancement for the benefit of the Holders of the Initial Notes and notifying them of their right to submit a written refusal of such Additional Payment or the provision of such Lien or Credit Enhancement for the benefit of the Holders of the Initial Notes. Upon receipt of written refusals from Holders representing a majority of the Outstanding aggregate principal amount of the Initial Notes within 30 days, in the case of an Additional Payment, and 60 days, in the case of a Lien or Credit Enhancement, in each case from the date on which the Company or the Trustee delivers such notice to the Holders of the Initial Notes, the benefit of such Additional Payment, Lien or Credit Enhancement, as the case may be, shall not be granted to the Holders of the Initial Notes; *provided*, that if no written refusals are received by the Company or the Trustee from Holders representing a majority of the Outstanding aggregate principal amount of the Initial Notes within such 30- or 60-day period, as applicable, such Additional Payment or Credit Enhancement shall be provided to, or such Lien shall be created in favor of, the Holders of the Initial Notes on a pro rata basis and otherwise on terms and conditions equal to those applicable to the other New Debt Obligations.

10.24 Waiver of Certain Covenants

Except as otherwise specified as contemplated by Section 3.1 for Notes of such series, the Company may, with respect to the Notes of one or more series, omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 3.1(18), 9.1(2) or 9.1(7) for the benefit of the Holders of such series or in any of Sections 10.5 through 10.23, inclusive, if, before the time for such compliance, the Holders of at least a majority in principal amount of the Outstanding Notes of all series with respect to which the Company seeks to waive compliance with such covenant, provided pursuant to a vote of the Holders of such affected series, voting together as a single class, present or represented and voting at a meeting of Holders of Notes of such series at which a quorum is present (or by providing their written consent to the extent permitted under Argentine law and this Indenture) either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

11. Redemption of Notes

11.1 Applicability of Article

Notes of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 3.1 for such Notes) in accordance with this Article.

11.2 Election to Redeem; Notice to Trustee

The election of the Company to redeem any Notes pursuant to Section 11.9, Section 11.10 or Section 11.12 shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 3.1 for such Notes. In case of any redemption at the election of the Company of less than all the Notes of any series (including any such redemption affecting only a single Note), the Company shall, at least 75 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date, of the principal amount of Notes of such series to be redeemed and, if applicable, of the tenor of the Notes to be redeemed. In the case of any redemption of Notes prior to the expiration of any restriction on such redemption provided in the terms of such Notes or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officers' Certificate evidencing compliance with such restriction.

11.3 Selection by Trustee of Notes to Be Redeemed

If less than all the Notes of any series are to be redeemed (unless all the Notes of such series and of a specified tenor are to be redeemed or unless such redemption affects only a single Note), the particular Notes to be redeemed shall be selected not more than 75 days prior to the Redemption Date by the Trustee, from the Outstanding Notes of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of a portion of the principal amount of any Note of such series, *provided* that the unredeemed portion of the principal amount of any Note shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Note. If less than all the Notes of such series and of a specified tenor are to be redeemed (unless such redemption affects only a single Note), the particular Notes to be redeemed shall be selected not more than 75 days prior to the Redemption Date by the Trustee, from the Outstanding Notes of such series and specified tenor not previously called for redemption in accordance with the preceding sentence.

The Trustee shall promptly notify the Company in writing of the Notes selected for redemption as aforesaid and, in case of any Notes selected for partial redemption as aforesaid, the principal amount thereof to be redeemed.

The provisions of the three preceding paragraphs shall not apply with respect to any redemption affecting only a single Note, whether such Note is to be redeemed in whole or in part. In the case of any such redemption in part, the unredeemed portion of the principal amount of the Note shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Note.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Notes shall relate, in the case of any Notes redeemed or to be redeemed only in part, to the portion of the principal amount of such Notes which has been or is to be redeemed.

11.4 Notice of Redemption

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 60 nor more than 90 days prior to the Redemption Date, to each Holder of Notes to be redeemed, at the address of such Holder appearing in the Note Register and, while there are holders of Notes domiciled in Argentina, published in a general newspaper having general circulation in Argentina for one day (which is expected to be *La Nación*).

All notices of redemption shall state:

(1) the Redemption Date,

(2) the Redemption Price,

(3) that, on the Redemption Date, the Redemption Price will become due and payable upon each such Note to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

(4) the place or places where, and the date by which, each such Note is to be surrendered for payment of the Redemption Price,

(5) that the redemption is for a sinking fund, if such is the case.

Notice of redemption of Notes to be redeemed at the election of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company and shall be revocable up to 30 days prior to the Redemption Date and, thereafter, shall be irrevocable.

11.5 Deposit of Redemption Price

Prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 10.4) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Notes which are to be redeemed on that date.

11.6 Notes Payable on Redemption Date

Notice of redemption having been given as aforesaid, the Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Notes shall cease to bear interest. Upon surrender of any such Note for redemption in accordance with said notice, such Note shall be paid by the Company at the Redemption Price, together with accrued interest and Additional Amounts, if any, to the Redemption Date; *provided*, *however*, that, unless otherwise specified as contemplated by Section 3.1, installments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant record dates according to their terms and the provisions of Section 3.8.

If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Note.

11.7 Notes Redeemed in Part

Any Note which is to be redeemed only in part shall be surrendered at the office of either the Registrar or Co-Registrar (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in a form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes of the same series and of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Note so surrendered.

11.8 Redemption at Maturity

Unless previously redeemed or repaid, or purchased and cancelled, and unless otherwise set forth in the terms of the Notes established as contemplated by Section 3.1, Notes shall be redeemed at their principal amount (or at such other redemption amount as may be specified in the terms of such Notes) in the relevant currency in which they are denominated (except as otherwise set forth in the terms of such Notes) at their Stated Maturity or on such other date or dates specified in the terms of such Notes.

11.9 Redemption at the Option of the Company

(a) General. Subject to the following paragraph and to any restrictions set forth in the terms of the Notes, the Notes of any series may be redeemed by the Company, in whole or in part, at its option from time to time on any Interest Payment Date (each, an "**Optional Redemption**"). If the Company elects to redeem all or a portion of the Series A Notes, Series B-A Notes or Series B-B Notes, as the case may be, the Company shall also elect to redeem a corresponding proportion of the Series A-P Notes, Series B-A-P Notes or Series B-B-P Notes, as the case may be, and, pursuant to the Amended and Restated IDB Loan Agreements, shall also elect to prepay a corresponding proportion of the Tranche A Loans or Tranche B-A Loans, as the case may be. Similarly, if the Company elects to redeem all or a portion of the Series A-P Notes, Series B-A-P Notes or Series B-B-P Notes, as the case may be, the Company shall also elect to redeem a corresponding proportion of the Series A Notes, Series B-A Notes or Series B-B Notes, as the case may be, and, pursuant to the Amended and Restated IDB Loan Agreements, shall also elect to prepay a corresponding proportion of the Tranche A Loans or Tranche B-A Loans, as the case may be. Similarly, if the Company elects to prepay pursuant to either one of the Amended and Restated IDB Loan Agreements all or a portion of the Tranche A Loan or the Tranche B-A Loan thereunder, as the case may be, the Company shall also elect to (i) redeem a corresponding proportion of the Series A Notes or Series B-A Notes, as the case may be, (ii) prepay a corresponding proportion of the Tranche A Loan or the Tranche B-A Loan, as the case may be, pursuant to the other Amended and Restated IDB Loan Agreement and (iii) redeem a corresponding proportion of the Series A-P Notes or the Series B-A-P Notes, as the case may be. The aggregate principal amount of the Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, specified in the notices of Optional Redemption and Optional Prepayment provided by the Company pursuant to Section 11.9 hereof and Section 3.12 of the Amended and Restated IDB Loan Agreements, respectively, is referred to in this Section 11.9 and Section 11.10 as the "**Aggregate Redemption Amount**."

(b) Partial Redemptions. If the Company elects to redeem only a portion of the Notes of any series, then, subject to the Company's Optional Redemption Reallocation Right set forth in Section 11.10 below, any Holder (a "**Refusing Holder**") of Notes of the series to be redeemed pursuant to this Section 11.9 shall have the right (a "**Refusal Right**") to refuse to have its Notes included in such Optional Redemption, in whole or in part, upon giving notice to the Company (a "**Refusal Notice**"), in the manner set forth below, within 20 Business Days of the date of such notice of Optional Redemption. The Amended and Restated IDB Loan Agreements also provide holders of the Tranche A Loans or Tranche B-A Loans with a corresponding refusal right with respect to optional prepayments by the Company of such debt obligations (each, an "**Optional Prepayment**") and any reference to a "**Refusal Right**" in this Section 11.9 shall also refer to the corresponding refusal right under the Amended and Restated IDB Loan Agreements and any reference to a "**Refusing Holder**" in this Section 11.9 or in Section 11.10 shall also refer to a holder of Tranche A Loans or Tranche B-A Loans, as the case may be, that exercises such corresponding refusal right under the Amended and Restated IDB Loan Agreements.

If the Company elects to redeem and prepay only a portion of the Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, and the aggregate principal amount of Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, that Holders (which term for purposes of this Section 11.9 and Section 11.10 shall include holders of Tranche A Loans and Tranche B-A Loans, if applicable) initially accept for redemption or prepayment, as the case may be, exceeds the Aggregate Redemption Amount, the Company will allocate such Aggregate Redemption Amount among the Holders that accepted amounts for redemption or prepayment, as the case may be, on a pro rata basis, in proportion to the principal amount of Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, such Holders initially accepted for redemption or prepayment.

If the Aggregate Redemption Amount exceeds the aggregate principal amount of Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, that Holders have initially accepted for redemption or prepayment, as the case may be (such excess amount, the "**Excess Amount**"), then on the optional redemption date or optional prepayment date, as the case may be, the Company will redeem or prepay, as the case may be, the amount such Holder initially accepted for redemption or prepayment. The Company may redeem and prepay the Excess Amount in accordance with the terms and conditions of Section 11.10 below.

For the avoidance of doubt, the amount of an optional redemption or optional prepayment, as the case may be, that a Holder initially accepts for redemption or prepayment shall be (i) if a Refusal Notice has not been received by the Company in respect of such Holder, the aggregate principal amount of the Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, held by such Holder, or (ii) if a Refusal Notice has been received by the Company in respect of such Holder, the *difference*, if any, between (x) the aggregate principal amount of the Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, held by such Holder *minus* (y) the amount of Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, such Holder refused to accept for redemption or prepayment, as the case may be, as set forth in such Holder's Refusal Notice.

Each Optional Redemption of only a portion of the Notes of any series shall be at least US$1.0 million in principal amount.

(c) Notices. If the Company exercises its option to redeem Notes of any series pursuant to this Section 11.9, the Company or, at the Company's request, the Trustee, shall forward to each Holder of Notes to be redeemed a notice of Optional Redemption. Each notice of Optional Redemption shall set forth and otherwise include the following:

(i) the information required to be stated in all notices of redemption set forth in Section 11.4,

(ii) a summary description of the Optional Redemption and the manner in which such Optional Redemption shall be exercised,

(iii) if the Company elects to redeem only a portion of the Notes of any series, a summary description of each Holder's Refusal Right, indicating the date by which such Holder may exercise its Refusal Right,

(iv) if the Company elects to redeem only a portion of the Notes of any series, the form of the Refusal Notice, and

(v) the aggregate principal amount of such series of Notes that the Company intends to redeem.

Notes held by a securities depositary may be delivered in such a manner as may be agreed by such securities depositary and the Company.

Upon a Refusing Holder's exercise of its Refusal Right, each Refusing Holder or, at such Refusing Holder's request, the Trustee, shall forward to the Company the Refusal Notice, which notice must be received by the Company in accordance with the terms and conditions set forth in the corresponding notice of Optional Redemption.

11.10 Optional Redemption Reallocation Right

If there is an Excess Amount, then the Company may provide a notice of such Excess Amount to all Refusing Holders, and such Refusing Holders may elect, within 10 days of the date of such notice, to accept such Excess Amount (or a portion thereof) as an additional Optional Redemption or Optional Prepayment, as the case may be; *provided*, that to the extent that the aggregate principal amount of Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, elected by such Refusing Holders to be redeemed or prepaid, as the case may be, exceeds the Excess Amount available for redemption or prepayment, the Company will allocate such Excess Amount among such Refusing Holders on a pro rata basis, based on the aggregate principal amount of Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, such Refusing Holders accepted for redemption or prepayment, as the case may be, from such Excess Amount.

If the Company has provided such notices, and after such 10-day notice period has expired, the Aggregate Redemption Amount continues to exceed the aggregate principal amount of Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, that Holders have accepted for redemption or prepayment, as case may be (such excess amount, the "**Redemption Reallocation Amount**"), then the Company shall have the unconditional right (the "**Optional Redemption Reallocation Right**"), upon not less than 15 days' notice to the Refusing Holders with respect to such Optional Redemption and Optional Prepayment, to redeem or prepay, as the case may be, on the Redemption Date for such Optional Redemption or the prepayment date for such Optional Prepayment, as the case may be, on a pro rata basis (based on the respective Shortfall Amounts (as defined below) of such Refusing Holders), an amount of such Refusing Holders' Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, equal to the Redemption Reallocation Amount, at the Redemption Price for such Optional Redemption or at the prepayment price for such Optional Prepayment, as the case may be, and each such Refusing Holder shall be required to accept such Optional Redemption or Optional Prepayment, as the case may be.

The "**Shortfall Amount**" means, with respect to any Holder, the amount by which (x) the aggregate principal amount of Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, that such Holder has accepted for redemption or prepayment, as the case may be (including any amount accepted by such Holder in respect of the Company's initial notice of redemption or prepayment, as the case may be, and any portion of the Excess Amount that such Holder has accepted for redemption or prepayment, as the case may be), is less than (y) such Holder's Pro Rata Share (as defined below) of the Aggregate Redemption Amount. A Holder's "**Pro Rata Share**" means the quotient obtained by dividing (x) the aggregate principal amount of Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, held by such Holder as of the date for the Optional Redemption or Optional Prepayment (prior to any Optional Redemption or Optional Prepayment made on such date) by (y) the aggregate principal amount of Tranche A Debt Obligations, Tranche B-A Debt Obligations or Tranche B-B Debt Obligations, as the case may be, Outstanding as of the date for the Optional Redemption or Optional Prepayment (prior to any Optional Redemption or Optional Prepayment made on such date).

Upon the Company's exercise of its Optional Redemption Reallocation Right, the Company or, at the Company's request, the Trustee shall forward to each Refusing Holder with respect to such Optional Redemption a notice that sets forth the following:

(i) the information required to be stated in all notices of redemption set forth in Section 11.4,

(ii) a summary of the Company's Optional Redemption Reallocation Right and the manner in which such Optional Redemption Reallocation Right shall be exercised by the Company,

(iii) the Redemption Reallocation Amount, and

(iv) such Holder's Pro Rata Share and Shortfall Amount.

11.11 Redemption at the Option of Holders

In the event that the terms of the Notes of any series permit the Holders thereof, at their option, to cause the Company to repurchase such Notes, upon the Holder of any Note giving to the Company not more than 60 nor less than 30 days' notice (or such other notice as is specified in the terms of such Notes) in accordance with Section 1.6, which notice shall be irrevocable, the Company shall, upon the expiry of such notice, repurchase such Notes, subject to, and in accordance with, the terms of such Note on the date and at the amount specified in or determined in the manner specified in such Notes, in whole but not in part, together with accrued interest (if any) to the date fixed for such repurchase. In accordance with the provisions hereof relating to payment on redemption at the option of the Company, the Company shall arrange with the Trustee (and each Paying Agent for such purpose, if applicable) for the provision of funds sufficient to make payments to such Holders in respect of such repurchases from time to time.

11.12 Redemption for Tax Reasons

Any series of Notes (or any tranche thereof) may be redeemed at the option of the Company, as a whole, but not in part, at any time, upon giving not less than 30 nor more than 60 days' notice to the Holders (which notice shall be irrevocable and shall be given in the manner provided herein), at a Redemption Price equal to 100% of the principal amount thereof, together with accrued interest thereon and accrued Additional Amounts, if any, to the Redemption Date, if the Company determines and certifies to the Trustee that:

(a) subject to (b) below, as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Argentina or any political subdivision or taxing authority thereof or therein or of any other applicable taxing authority affecting taxation, or any change in the official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change, amendment, application or interpretation becomes effective on or after the original issue date of any series of Notes (or any tranche thereof), the Company pays or would become obligated to pay Additional Amounts in respect of the Notes pursuant to their terms; or

(b) as a result of a change in the laws or regulations of Argentina, of any jurisdiction in Argentina or of any taxing authority of Argentina or of any other applicable taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced after the original issue date of any series of Notes (or any tranche thereof), the Company becomes responsible, prior to the Maturity of the relevant series of Notes (or any tranche thereof), for the payment of tax pursuant to the Argentine Personal Assets Tax Law (the "**Personal Assets Tax**") as if such Notes were owned by non-Argentine entities subject to the Personal Assets Tax, and the tax payable by the Company in respect of such series of Notes for any year represents more than 50% of the total Personal Assets Tax that would be payable in respect of the Outstanding Notes of such series if the Holders of all such Notes were foreign legal entities subject to such tax;

provided, that, in each case, such obligation cannot be avoided by the Company taking reasonable measures available to it (not including any material additional payments by, or expenses for, the Company); and, *provided, further*, that no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts if a payment in respect of such Notes was due on such date.

Prior to the giving of any notice of redemption of any Notes described in this Section 11.12, the Company shall be required to deliver to the Trustee a written opinion of independent legal counsel to the effect that the Company has or will become obligated to pay Additional Amounts as a result of a change, amendment, official interpretation or application described above.

11.13 Redemption Upon Change in Control

If at any time there shall occur any Change in Control, then Holders of any series of Notes representing not less than 25% of the aggregate principal amount of such series then Outstanding shall have the right (the "**Change in Control Redemption Right**") to require the Company to redeem (upon written notice to the Company within 25 days following the Holders' receipt of the notice of such Change in Control specified in the following paragraph of this Section 11.13), and upon the exercise of such Change in Control Redemption Right by the Holders of such series of Notes the Company shall redeem, all or any portion of such series of Notes as may be elected by the Holders thereof in accordance with the provisions of this Article Eleven, on a date (the "**Change in Control Repurchase Date**") that is not later than 60 days after the date the notice of a Change in Control is delivered to the Holders of all series of Notes then Outstanding, at a Redemption Price in cash equal to 100% of the principal amount of the Notes so redeemed, plus accrued and unpaid interest thereon and Additional Amounts, if any, to but excluding the Change in Control Repurchase Date.

Unless the Company has previously called for redemption of all of any series of Notes then Outstanding (provided, that such notice of redemption has not been revoked), on or before the 30th day after the occurrence of a Change in Control, the Company or, at the request of the Company, the Trustee shall forward to all Holders of record of such series of Notes then Outstanding a notice providing the following information:

(i) the information required to be stated in all notices of redemption set forth in Section 11.4,

(ii) a summary description of each Holder's Change in Control Redemption Right,

(iii) the Change in Control Repurchase Date, and

(iv) the date by which the Holder must deliver to the Trustee an irrevocable notice of its exercise of the Change in Control Redemption Right.

12. Sinking Funds

12.1 Applicability of Article

The provisions of this Article shall be applicable to any sinking fund for the retirement of Notes of any series except as otherwise specified as contemplated by Section 3.1 for such Notes.

The minimum amount of any sinking fund payment provided for by the terms of any Notes is herein referred to as a "**mandatory sinking fund payment**", and any payment in excess of such minimum amount provided for by the terms of such Notes is herein referred to as an "**optional sinking fund payment**". If provided for by the terms of any Notes, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 12.2. Each sinking fund payment shall be applied to the redemption of Notes as provided for by the terms of such Notes.

12.2 Satisfaction of Sinking Fund Payments with Notes

The Company (1) may deliver Outstanding Notes of a series (other than any previously called for redemption) and (2) may apply as a credit Notes of a series which have been redeemed either at the election of the Company pursuant to the terms of such Notes or through the application of permitted optional sinking fund payments pursuant to the terms of such Notes, in each case in satisfaction of all or any part of any sinking fund payment with respect to any Notes of such series required to be made pursuant to the terms of such Notes as and to the extent provided for by the terms of such Notes; *provided*, that the Notes to be so credited have not been previously so credited. The Notes to be so credited shall be received and credited for such purpose by the Trustee at the Redemption Price, as specified in the Notes so to be redeemed, for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.

12.3 Redemption of Notes for Sinking Fund

Not less than 60 days prior to each sinking fund payment date for any Notes, the Company will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing sinking fund payment for such Notes pursuant to the terms of such Notes, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting Notes pursuant to Section 12.2 and will also deliver to the Trustee any Notes to be so delivered. Not less than 45 days prior to each such sinking fund payment date, the Trustee shall select the Notes to be redeemed upon such sinking fund payment date in the manner specified in Section 11.3 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 11.4. Such notice having been duly given, the redemption of such Notes shall be made upon the terms and in the manner stated in Sections 11.6 and 11.7.

13. Defeasance and Covenant Defeasance

13.1 Company's Option to Effect Defeasance or Covenant Defeasance

The Company may elect, at its option at any time, to have Section 13.2 or Section 13.3 applied to any Notes or any series of Notes, as the case may be, designated pursuant to Section 3.1 as being defeasible pursuant to such Section 13.2 or Section 13.3., in accordance with any applicable requirements provided pursuant to Section 3.1 and upon compliance with the conditions set forth below in this Article. Any such election shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 3.1 for such Notes.

13.2 Defeasance and Discharge

Upon the Company's exercise of its option (if any) to have this Section applied to any Notes or any series of Notes, as the case may be, the Company shall be deemed to have been discharged from its obligations with respect to such Notes as provided in this Section on and after the date the conditions set forth in Section 13.4 are satisfied (hereinafter called "**Defeasance**"). For this purpose, such Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Notes and to have satisfied all its other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), subject to the following which shall survive until otherwise terminated or discharged hereunder: (1) the rights of Holders of such Notes to receive, solely from the trust fund described in Section 13.4 and as more fully set forth in such Section, payments in respect of the principal of and any premium and interest on such Notes when payments are due, (2) the Company's obligations with respect to such Notes under Sections 3.4, 3.6, 3.7, 10.3 and 10.4, (3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (4) this Article. Subject to compliance with this Article, the Company may exercise its option (if any) to have this Section applied to any Notes notwithstanding the prior exercise of its option (if any) to have Section 13.3 applied to such Notes.

13.3 Covenant Defeasance

Upon the Company's exercise of its option (if any) to have this Section applied to any Notes or any series of Notes, as the case may be, (1) the Company shall be released from its obligations under Sections 8.1(4), Sections 10.5, 10.6. 10.7, 10.9 through 10.23, inclusive, and any covenants provided pursuant to Section 3.1(18), Section 9.1(2) or Section 9.1(7) for the benefit of the Holders of such Notes and (2) the occurrence of any event specified in Section 5.1(2) (with respect to any of Section 8.1(4), and Sections 10.5, 10.6, 10.7, 10.9 through 10.23, inclusive, and any such covenants provided pursuant to Sections 3.1(18), 9.1(2) or 9.1(7)) and Sections 5.1(3), 5.1(4), 5.1(5) and 5.1(7) through 5.1(12), inclusive, shall be deemed not to be or result in an Event of Default, in each case with respect to such Notes as provided in this Section on and after the date the conditions set forth in Section 13.4 are satisfied (hereinafter called "**Covenant Defeasance**"). For this purpose, such Covenant Defeasance means that, with respect to such Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section (to the extent so specified in the case of Section 5.1(2)), whether directly or indirectly by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document, but the remainder of this Indenture and such Notes shall be unaffected thereby.

13.4 Conditions to Defeasance or Covenant Defeasance

The following shall be the conditions to the application of Section 13.2 or Section 13.3 to any Notes or any series of Notes, as the case may be:

(1) The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee which satisfies the requirements contemplated by Section 6.9 and agrees to comply with the provisions of this Article applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefits of the Holders of such Notes, (A) money in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof, in each case sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or any such other qualifying trustee) to pay and discharge, the principal of and any premium and interest on such Notes on the respective Stated Maturities, in accordance with the terms of this Indenture and such Notes.

(2) In the event of an election to have Section 13.2 apply to any Notes or any series of Notes, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this instrument, there has been a change in the applicable Federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Notes will not recognize gain or loss for Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to such Notes and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur.

(3) In the event of an election to have Section 13.3 apply to any Notes or any series of Notes, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Notes will not recognize gain or loss for Federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Notes and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur.

(4) The Company shall have delivered to the Trustee an Officer's Certificate to the effect that neither such Notes nor any other Notes of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit.

(5) No event which is, or after notice or lapse of time or both would become, an Event of Default with respect to such Notes or any other Notes shall have occurred and be continuing at the time of such deposit or, with regard to any such event specified in Section 5.1(6), at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

(6) Such Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act).

(7) Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound.

(8) Such Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act unless such trust shall be registered under such Act or exempt from registration thereunder.

(9) The Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.

13.5 Deposited Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions

Subject to the provisions of the last paragraph of Section 10.4, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee or other qualifying trustee (solely for purposes of this Section and Section 13.6, the Trustee and any such other trustee are referred to collectively as the "**Trustee**") pursuant to Section 13.4 in respect of any Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any such Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes, of all sums due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 13.4 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Notes.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 13.4 with respect to any Notes which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to such Notes.

13.6 Reinstatement

If the Trustee or the Paying Agent is unable to apply any money in accordance with this Article with respect to any Notes by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application or otherwise, then the obligations under this Indenture and such Notes from which the Company has been discharged or released pursuant to Section 13.2 or 13.3 shall be revived and reinstated as though no deposit had occurred pursuant to this Article with respect to such Notes, until such time as the Trustee or Paying Agent is permitted to apply all money held in trust pursuant to Section 13.5 with respect to such Notes in accordance with this Article; *provided, however*, that if the Company makes any payment of principal of or any premium or interest on any such Note following such reinstatement of its obligations, the Company shall be subrogated to the rights (if any) of the Holders of such Notes to receive such payment from the money so held in trust.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

TRANSPORTADORA DE GAS DEL SUR S.A., AS ISSUER

By: ……………………………………..
Name:
Title:

By: ……………………………………..
Name:
Title:

Attest:

By: ……………………………………..
Name:
Title:

LAW DEBENTURE TRUS T COMPANY OF NEW YORK, AS TRUSTEE, CO-REGISTRAR, PRINCIPAL PAYING AGENT AND TRANSFER AGENT

By: ……………………………………..
Name:
Title:

Attest:

By: ……………………………………..
Name:
Title:

BANCO RIO DEL LA PLATA S.A., AS REGISTRAR, PAYING AGENT AND TRANSFER AGENT

By: ……………………………………..
Name:
Title:

Attest:

By: ……………………………………..
Name:
Title:

Permitted Investments[*]

Description of Investments that do not fall within clauses (ii)-(xxi) of the definition of Permitted Investments	Amount if Applicable
Bono Patriotico	US$9,461,456
Préstamo Garantizado	US$95,409
99.98% ownership interest in Telcosur S.A.	
49% ownership interest in Gas Links S.A.	
49% ownership interest in Transporte y Servicios de Gas en Uruguay S.A.	
49% ownership interest in Emprendimientos de Gas del Sur S.A.	

Description of Investments that fall within clauses (ii)-(xxi) of the definition of Permitted Investments	Amount if Applicable
Capital Expenditures made prior to January 1, 2004	
Capital Expenditures, including Maintenance Capital Expenditures made during the nine months ended September 30, 2004	Ps. 58.4 million
Capital Expenditures, including Maintenance Capital Expenditures made after September 30, 2004	Ps. 7.3 million
All other Investments of the Company (other than Investments relating to the San Martin pipeline expansion and other than commitments as to which the related expenditure has not been made, as to each of which the footnote to this table will apply) as of November 10, 2004	

[*] Any other Investment not referenced on this Schedule A made by the Company after November 10, 2004 (and, for the avoidance of doubt, all Investments made by the Company in the San Martín pipeline expansion and any Investment related to a commitment scheduled above at the time the expenditure related to such Investment is made) will fall within one of clauses (ii)-(xxi) of the definition of Permitted Investments and if such Investment would only be permitted to be made out of clause (xvii) or clause (xix), then an amount equal to such Investment will be applied to the relevant basket.

Schedule B

Permitted Liens

None other than Liens that fall under clauses (ii)-(xvi) of the definition of Permitted Liens.

Schedule C

Form of Subordination Agreement

REGULATION S CERTIFICATE
(For transfers pursuant to §3.6(b)(i), (iii) and (v) of the Indenture)

Law Debenture Trust Company of New York, as Trustee
767 Third Avenue, 31st Floor
New York, New York 10017

Re: [ ] Notes due [ ] of Transportadora de Gas del Sur S.A. (the "Notes")

Reference is made to the Indenture, dated as of **[ ]** (the "**Indenture**"), among Transportadora de Gas del Sur S.A., as Issuer (the "**Company**"), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Rio de la Plata S.A., as Registrar, Paying Agent and Transfer Agent. Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.
This certificate relates to US$**[ ]** principal amount of Notes, which are evidenced by the following certificate(s) (the "**Specified Notes**"):

CUSIP No(s). **[ ]**

CERTIFICATE No(s). **[ ]**
The person in whose name this certificate is executed below (the "**Undersigned**") hereby certifies that either (i) it is the sole beneficial owner of the Specified Notes or (ii) it is acting on behalf of all the beneficial owners of the Specified Notes and is duly authorized by them to do so. Such beneficial owner or owners are referred to herein collectively as the "**Owner**". If the Specified Notes are represented by a Global Note, they are held through the Depositary or an Agent Member in the name of the Undersigned, as or on behalf of the Owner. If the Specified Notes are not represented by a Global Note, they are registered in the name of the Undersigned, as or on behalf of the Owner.

The Owner has requested that the Specified Notes be transferred to a person (the "**Transferee**") who will take delivery in the form of a Regulation S Note or in the form of an interest in a Regulation S Global Note. In connection with such transfer, the Owner hereby certifies that, unless such transfer is being effected pursuant to an effective registration statement under the Securities Act, it is being effected in accordance with Rule 904 or Rule 144 under the Securities Act and with all applicable securities laws of the states of the United States and other jurisdictions. Accordingly, the Owner hereby further certifies as follows:

(1) Rule 904 Transfers. If the transfer is being effected in accordance with Rule 904:

(A) the Owner is not a distributor of the Notes, an affiliate of the Company or any such distributor or a person acting on behalf of any of the foregoing;

(B) the offer of the Specified Notes was not made to a person in the United States;

© either:

(i) at the time the buy order was originated, the Transferee was outside the United States or the Owner and any person acting on its behalf reasonably believed that the Transferee was outside the United States, or

(ii) the transaction is being executed in, on or through the facilities of the Eurobond market, as regulated by the International Securities Market Association, or another designated offshore securities market and neither the Owner nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States;

(D) no directed selling efforts have been made in the United States by or on behalf of the Owner or any affiliate thereof;

(E) if the Owner is a dealer in securities or has received a selling concession, fee or other remuneration in respect of the Specified Notes, and the transfer is to occur during the Distribution Compliance Period, then the requirements of Rule 904(b)(1) have been satisfied;

(F) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(G) in the case of a transfer to a Regulation S Global Note occurring during the Distribution Compliance Period, upon completion of the transaction, the beneficial interest being transferred will be held through an Agent Member acting for and on behalf of Euroclear or Clearstream, Luxembourg.

(2) Rule 144 Transfers. If the transfer is being effected pursuant to Rule 144:

(A) the transfer is occurring after [*insert date that is one year after the original issue date of the Notes*] and is being effected in accordance with the applicable amount, manner of sale and notice requirements of Rule 144; or

(B) the transfer is occurring after [*insert date that is two years after the original issue date of the Notes*] and the Owner is not, and during the preceding three months has not been, an affiliate of the Company.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company and the underwriters or initial purchasers, if any, of the initial offering of such Notes being transferred.

Dated: ____

(Print the name of the Undersigned, as such term is defined in the second paragraph of this certificate.)

[ ]

By: ____________________________

Name:

Title:

(If the Undersigned is a corporation, partnership or fiduciary, the title of the person signing on behalf of the Undersigned must be stated.)

RESTRICTED NOTES CERTIFICATE
(For transfers pursuant to §3.6(b)(ii), (iii), (iv) and (v) of the Indenture)

Law Debenture Trust Company of New York, as Trustee
767 Third Avenue, 31st Floor
New York, New York 10017

Re: [ ] Notes due [ ] of Transportadora de Gas del Sur S.A. (the "Notes")

Reference is made to the Indenture, dated as of **[ ]** (the "**Indenture**"), among Transportadora de Gas del Sur S.A., as Issuer (the "**Company**"), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Rio de la Plata S.A., as Registrar, Paying Agent and Transfer Agent. Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.

This certificate relates to US$**[ ]** principal amount of Notes, which are evidenced by the following certificate(s) (the "**Specified Notes**"):

CUSIP No(s). **[ ]**

CERTIFICATE No(s). **[ ]**

The person in whose name this certificate is executed below (the "**Undersigned**") hereby certifies that either (i) it is the sole beneficial owner of the Specified Notes or (ii) it is acting on behalf of all the beneficial owners of the Specified Notes and is duly authorized by them to do so. Such beneficial owner or owners are referred to herein collectively as the "**Owner**". If the Specified Notes are represented by a Global Note, they are held through the Depositary or an Agent Member in the name of the Undersigned, as or on behalf of the Owner. If the Specified Notes are not represented by a Global Note, they are registered in the name of the Undersigned, as or on behalf of the Owner.

The Owner has requested that the Specified Notes be transferred to a person (the "**Transferee**") who will take delivery in the form of a Restricted Note or in the form of an interest in a Restricted Global Note. In connection with such transfer, the Owner hereby certifies that, unless such transfer is being effected pursuant to an effective registration statement under the Securities Act, it is being effected in accordance with Rule 144A or Rule 144 under the Securities Act and all applicable securities laws of the states of the United States and other jurisdictions. Accordingly, the Owner hereby further certifies as follows:

(1) Rule 144A Transfers. If the transfer is being effected in accordance with Rule 144A:

(A) the Specified Notes are being transferred to a person that the Owner and any person acting on its behalf reasonably believe is a "qualified institutional buyer" within the meaning of Rule 144A, acquiring for its own account or for the account of a qualified institutional buyer; and

(B) the Owner and any person acting on its behalf have taken reasonable steps to ensure that the Transferee is aware that the Owner may be relying on Rule 144A in connection with the transfer; and

(2) Rule 144 Transfers. If the transfer is being effected pursuant to Rule 144:

(A) the transfer is occurring after [*insert date that is one year after the original issue date of the Notes*] and is being effected in accordance with the applicable amount, manner of sale and notice requirements of Rule 144; or

(B) the transfer is occurring after [*insert date that is two years after the original issue date of the Notes*] and the Owner is not, and during the preceding three months has not been, an affiliate of the Company.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company and the underwriters or initial purchasers, if any, of the initial offering of such Notes being transferred.

Dated:

____

(Print the name of the Undersigned, as such term is defined in the second paragraph of this certificate.)

By:______________________________

Name:

Title:

(If the Undersigned is a corporation, partnership or fiduciary, the title of the person signing on behalf of the Undersigned must be stated.)

ANNEX C - Form of Unrestricted Notes Certificate

UNRESTRICTED NOTES CERTIFICATE
(For removal of Securities Act Legends pursuant to §3.6(c))

Law Debenture Trust Company of New York, as Trustee
767 Third Avenue, 31st Floor
New York, New York 10017

Re: [ ] Notes due [ ] of Transportadora de Gas del Sur S.A. (the "Notes")

Reference is made to the Indenture, dated as of **[ ]** (the "**Indenture**"), among Transportadora de Gas del Sur S.A., as Issuer (the "**Company**"), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Rio de la Plata S.A., as Registrar, Paying Agent and Transfer Agent. Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.

This certificate relates to US$**[ ]** principal amount of Notes, which are evidenced by the following certificate(s) (the "**Specified Notes**"):

CUSIP No(s). **[ ]**

CERTIFICATE No(s). **[ ]**

The person in whose name this certificate is executed below (the "**Undersigned**") hereby certifies that either (i) it is the sole beneficial owner of the Specified Notes or (ii) it is acting on behalf of all the beneficial owners of the Specified Notes and is duly authorized by them to do so. Such beneficial owner or owners are referred to herein collectively as the "**Owner**". If the Specified Notes are represented by a Global Note, they are held through the Depositary or an Agent Member in the name of the Undersigned, as or on behalf of the Owner. If the Specified Notes are not represented by a Global Note, they are registered in the name of the Undersigned, as or on behalf of the Owner.

The Owner has requested that the Specified Notes be exchanged for Notes bearing no Securities Act Legend pursuant to Section 3.6(c) of the Indenture. In connection with such exchange, the Owner hereby certifies that the exchange is occurring after [*insert date that is two years after the original issue date of the Notes*] and the Owner is not, and during the preceding three months has not been, an affiliate of the Company. The Owner also acknowledges that any future transfers of the Specified Notes must comply with all applicable securities laws of the states of the United States and other jurisdictions.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company and the underwriters or initial purchasers, if any, of the initial offering of such Notes being transferred.

Dated:

____
(Print the name of the Undersigned, as such term is defined in the second paragraph of this certificate.)

[ ]
By:____________________________
Name:
Title:
(If the Undersigned is a corporation, partnership or fiduciary, the title of the person signing on behalf of the Undersigned must be stated.)

[Law Debenture logo/letterhead]

THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE BENEFICIAL OWNERS OF THE SUBJECT SECURITIES. IF APPLICABLE:

ALL DEPOSITORIES, CUSTODIANS, AND OTHER SUCH INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RETRANSMITTAL TO SUCH BENEFICIAL OWNERS IN A TIMELY MANNER.

NOTICE OF OPTIONAL REDEMPTION

To the holders of:

TRANSPORTADORA DE GAS DEL SUR S.A.
US$[___]
SERIES [__][-P] NOTES DUE [___] (THE "NOTES")

CUSIP NO.* [___]

NOTICE IS HEREBY GIVEN that, pursuant to Section 11.9 of the Indenture, dated as of December [15], 2004, by and among Transportadora de Gas del Sur S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "**Company**"), Law Debenture Trust Company of New York, as trustee (the "**Trustee**"), co-registrar, principal paying agent and transfer agent, and Banco Rio de la Plata S.A., as registrar, paying agent and transfer agent (the "**Indenture**"), and pursuant to the terms of the Notes, the Company will redeem (an "**Optional Redemption**") on [___] (the "**Redemption Date**"), US$[___][19] of the outstanding principal amount of the Notes [(which constitutes 100% of the Notes outstanding)][20] at a redemption price equal to [___]% of the principal amount thereof (the "**Redemption Price**"), together with accrued interest thereon to but excluding the Redemption Date[; *provided*, that the Company may redeem more or less than US$[__] of the outstanding principal amount of the Notes, based on the principal amount that Holders of the Notes, the Series [__][-P] Notes and the Tranche [__] Loans accept for redemption or prepayment, as described below][21]. Capitalized terms used but not defined herein shall have the meanings specified in the Indenture.

As required by Section 11.9 of the Indenture, in addition to electing to redeem the Notes, the Company has also elected to redeem [a corresponding proportion][100%] of the Series [__][-P] Notes[22] and to prepay [a corresponding proportion][100%] of the Tranche [__] Loans. The Notes, the Series [__][-P] Notes and the Tranche [__] Loans are collectively referred to herein as the "**Tranche [__] Debt Obligations**." The aggregate principal amount of the Tranche [__] Debt Obligations that the Company will redeem and prepay is US$[____] (the "**Aggregate Redemption Amount**").

[Subject to the Company's Optional Redemption Reallocation Right set forth in Section 11.10 of the Indenture, you have the right to refuse to have your Notes included in the Company's Optional Redemption, in whole or in part, by delivering a Refusal Notice to the Company in the form attached to this notice, in the manner set forth therein, by no later than [date].[23] **If the Company does not receive a Refusal Notice from you by [date], you will be deemed to have elected to tender up to 100% of the Notes held by you for redemption by the Company**.

If the aggregate principal amount of Tranche [__] Debt Obligations that holders of the Notes, the Series [_][-P] Notes and the Tranche [_] Loans (collectively, the "**Accepting Holders**") accept for redemption or prepayment, as the case may be, exceeds the Aggregate Redemption Amount, the Company will allocate such Aggregate Redemption Amount among the Accepting Holders on a pro rata basis in proportion to the principal

[19] Amount to be filled in will be the Holders' pro rata share of the aggregate amount of Tranche [__] Debt Obligations to be redeemed or prepaid.
[20] Include if redemption is for all of the Notes of the series.
[21] Include proviso only for partial redemptions.
[22] The referenced Notes will be the Series [__]-P Notes if this Notice is in respect of the Series [__] Notes or the Series [__] Notes if this Notice is in respect of the Series [__]-P Notes.
[23] Date to be filled will be date that is 20 Business Days from the date of the notice.

amount of Tranche [_] Debt Obligations such Accepting Holders have accepted for redemption or prepayment, as the case may be.

If the Aggregate Redemption Amount exceeds the aggregate principal amount of Tranche [_] Debt Obligations that Accepting Holders have accepted for redemption or prepayment, as the case may be (such excess amount, the "**Excess Amount**"), then on the Redemption Date, the Company will redeem or prepay, as the case may be, the amount such Accepting Holders have accepted for redemption or prepayment. If there is an Excess Amount, the Company, either directly or through the Trustee, may (a) provide a notice of such Excess Amount to the Refusing Holders and (b) by no later than [date],[24] provide a notice of its exercise of its Optional Redemption Reallocation Right, each as set forth in Section 11.10 of the Indenture. **Accordingly, if there is an Excess Amount, you may receive further notices from the Company or the Trustee regarding the Excess Amount and the Company's exercise of its Optional Redemption Reallocation Right.**][25]

Procedure for Redemption

If you hold your Notes in certificated non-global form, you must surrender your Notes for payment to the Trustee by no later than [date] at the following address [(unless you have exercised your Refusal Right with respect to such Notes)][26]:

Law Debenture Trust Company of New York
767 Third Avenue, 31st Floor
New York, New York 10017
Attention: Corporate Trust Services

If you hold your Notes in certificated non-global form and less than all of the principal amount of such Notes are being surrendered for payment, you will be issued a new Note for the remaining principal amount of Notes held by you.

If your Notes are held in book-entry form, then you are not required to take any action to participate in the Optional Redemption.

The Redemption Price with respect to your Notes will become due and payable on the Redemption Date upon presentation and surrender of the Notes for payment to the Trustee at its address specified above. Upon payment of the Redemption Price to you on the Redemption Date, interest on your Notes will cease to accrue. Following the Redemption Date, you will not have any rights as a Holder with respect to your Notes to be redeemed other than the right to receive the Redemption Price, without interest, upon surrender of the Notes as contemplated herein.

If your Notes are held in certificated form, you will receive any Redemption Price to which you are entitled by check or wire transfer. If your Notes are held in book-entry form, you will receive any Redemption Price to which you are entitled only through the Applicable Procedures of The Depository Trust Company.

Please be advised that all such payments may be subject to U.S. federal or state tax withholding, as appropriate. Holders who have failed to provide the Trustee, in its capacity as Paying Agent, with a valid taxpayer identification number or the appropriate certification that such Holder is not subject to backup withholding by submitting a completed IRS Form W-8 or W-9 when presenting their Notes, if required or if applicable, will be subject to a reduction of their payment by that percentage of the Redemption Price necessary to satisfy any applicable taxes.

All requests for additional copies of this Redemption Notice or questions relating to procedures for tendering your Notes for redemption should be directed to the Trustee by telephoning Bondholder Customer Service at (212) 750-0888 or by contacting the Trustee at the address specified above. All other questions regarding this Notice of Redemption should be directed to the Company by telephoning [___] at [___] **or you may contact the Trustee's Bondholder Customer Service at (212) 750-0888.**

[24] Date to be filled in will be date that is 15 days prior to the Redemption Date.
[25] Include only for partial redemptions.
[26] Include only for partial redemptions.

LAW DEBENTURE TRUST COMPANY OF NEW YORK Dated: _____________

** Law Debenture Trust Company of New York includes CUSIP numbers for the convenience of our bondholders. We assume no responsibility for the selection or use of such numbers and make no representation as to the correctness of any CUSIP number listed above.*

ANNEX E - Form of Refusal Notice

REFUSAL NOTICE

Transportadora de Gas del Sur S.A.
Don Bosco 3672, 5th Floor
1206 Buenos Aires
Argentina

Re: Optional Redemption of US$[__] principal amount of
Series [ ] Notes due [ ] of Transportadora de Gas del Sur S.A.

Ladies and Gentlemen:

Reference is hereby made to the Notice of Optional Redemption (the "**Notice**"), dated [___] from Transportadora de Gas del Sur S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "**Company**"), to the Holders of US$[__] principal amount of Series [___] Notes due [___] (the "**Notes**"), pursuant to which the Company provided notice of its election to exercise an Optional Redemption of the Notes pursuant to Section 11.9 of the Indenture. Capitalized terms used but not defined herein shall have the meanings specified in the Indenture.
Pursuant to Section 11.9 of the Indenture, the undersigned hereby provides notice of its election to exercise its Refusal Right in respect of the following principal amount of Notes held by the undersigned:

US$________________________ (the "**Refused Amount**")

The undersigned acknowledges that, if the Refused Amount constitutes less than the full principal amount of Notes held by the undersigned, it accepts for redemption by the Company the remaining principal amount of Notes held by the undersigned. The undersigned further acknowledges that it shall not be entitled to payment of any Redemption Price in respect of the Refused Amount that is not redeemed.

Very truly yours,

By: _______________
Name:
Title:

EXHIBIT 2.11

Officers' Certificate establishing the terms and series of the Series A Variable Fixed Rates Notes due December 2010, Series A-P Variable Fixed Rates Notes due December 2010, Series B-A Variable Fixed Rate Notes due December 2013, Series B-A-P Variable Fixed Rate Notes due December 2013, Series B-B Variable Fixed Rate Notes due December 2013 and Series B-B-P Variable Fixed Rate Notes due December 2013.

The undersigned officers of Transportadora de Gas del Sur S.A., a *sociedad anónima* organized under the laws of the Republic of Argentina (the "**Company**"), hereby certify pursuant to Section 3.1 of the Indenture (the "**Indenture**"), dated as of December 15, 2004, by and among the Company, Law Debenture Trust Company of New York, as trustee (the "**Trustee**"), co-registrar, principal paying agent (the "**Principal Paying Agent**") and transfer agent, and Banco Rio de la Plata S.A., as registrar, paying agent and transfer agent, that there are hereby established six series of Notes (as that term is defined in the Indenture), the terms of which shall be as follows:

Series A Notes

1. Title. The designation of the first series of Notes shall be the Series A Variable Fixed Rate Notes Due 2010 (the "**Series A Notes**").

2. Principal Amount. The aggregate principal amount of the Series A Notes initially shall be limited to US$277,680,000 (except for Series A Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Series A Notes pursuant to Sections 3.4, 3.5, 3.6, 3.7, 9.5 or 11.7 of the Indenture and except for any Series A Notes which, pursuant to Section 3.3 of the Indenture, are deemed never to have been authenticated and delivered thereunder).

3. Persons Entitled to Interest. Subject to the provisions of Section 3.8 of the Indenture, interest will be payable to the Person in whose name a Series A Note (or any predecessor Series A Note) is registered at the close of business on the Regular Record Date (as defined below) for such interest.

4. Amortization Schedule. Subject to and in accordance with the provisions of the Indenture and subject to paragraphs 5, 9 and 11 below, the Company shall repay, on each payment date listed in the table below (each, a "**Principal Payment Date**"), and with respect to each $1,000 in aggregate principal amount of the Series A Notes, the aggregate principal amount of the Series A Notes (each, a "**Principal Payment Amount**") set forth opposite each such Principal Payment Date, until the principal amount of the Series A Notes has been paid or duly provided for:

Principal Payment Date	Principal Payment Amount
March 15, 2005	US$22.50
June 15, 2005	US$22.50
September 15, 2005	US$22.50
December 15, 2005	US$22.50
March 15, 2006	US$22.50
June 15, 2006	US$22.50
September 15, 2006	US$22.50
December 15, 2006	US$22.50
March 15, 2007	US$25.00
June 15, 2007	US$25.00
September 15, 2007	US$25.00
December 15, 2007	US$25.00
March 15, 2008	US$50.00
June 15, 2008	US$50.00
September 15, 2008	US$50.00
December 15, 2008	US$50.00

March 15, 2009	US$62.50
June 15, 2009	US$62.50
September 15, 2009	US$62.50
December 15, 2009	US$62.50
March 15, 2010	US$67.50
June 15, 2010	US$67.50
September 15, 2010	US$67.50
December 15, 2010	US$67.50
TOTAL	**US$1,000.00**

The "**Regular Record Date**" for principal payable with respect to the Series A Notes on a Principal Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Principal Payment Date. The Trustee, as Principal Paying Agent, shall revise the foregoing amortization schedule upon receipt of written notification from the Company of (i) the application of any Early Amortization Amounts to the Series A Notes pursuant to paragraph 5 and Annex A hereto or (ii) the defeasance of the Series A Notes pursuant to paragraph 11 hereto and Section 13.2 of the Indenture.

5. Early Cash Surplus Amortization. The Company shall pay Early Amortization Amounts (as defined in Annex A) in respect of the outstanding principal of the Series A Notes pursuant to the terms and conditions set forth in Annex A hereto.

6. Interest Rates and Interest Payment Dates. The Series A Notes shall bear interest at the following rates per annum (each, the "**Series A Interest Rate**"):

i) 5.30% for the period from and including December 15, 2004 to and including December 14, 2005;

ii) 6.50% for the period from and including December 15, 2005 to and including December 14, 2006;

iii) 7.20% for the period from and including December 15, 2006 to and including December 14, 2007;

iv) 7.25% for the period from and including December 15, 2007 to and including December 14, 2009; and

v) 7.50% for the period from and including December 15, 2009 to and including December 14, 2010;

The Series A Notes will bear interest on the outstanding unpaid principal amount of the Series A Notes at the applicable Series A Interest Rate from the date hereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (each, an "**Interest Payment Date**"), commencing March 15, 2005, until the principal amount of the Series A Notes has been paid or duly provided for. The "**Regular Record Date**" for interest payable with respect to the Series A Notes on an Interest Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Interest Payment Date.

7. Default Interest. The Series A Notes shall bear interest on the amount of principal, premium or interest (including Additional Amounts, if any), as the case may be, that is overdue with respect to the Series A Notes from and including the date on which such amount first becomes overdue at a rate per annum equal to the *sum* of (i) the Series A Interest Rate applicable to such Series A Notes on the due date for such amount, *plus* (ii) 2.0% ("**Series A Default Interest**"); *provided, however*, that Series A Default Interest shall not be payable if the overdue amount became due during the existence of any of the

circumstances described in Section 5.1(1) of the Indenture; *provided, further,* that such Series A Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the relevant cure period specified in Section 5.1(1) of the Indenture. For the avoidance of doubt, any amounts paid in installments pursuant to Section 1.13 of the Indenture shall not be deemed overdue. Such Series A Default Interest on overdue amounts with respect to the Series A Notes shall be payable by the Company on demand and will accrue until the date any such overdue amount, including Series A Default Interest thereon, is paid in full.

8. Place of Payment. The principal of, and any premium and interest on, the Series A Notes shall be payable at the offices or agencies of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, United States and in Buenos Aires, Argentina.

9. Optional Redemption Price. Subject to and in accordance with the provisions of Sections 11.9 and 11.10 of the Indenture, the Series A Notes may be redeemed by the Company, in whole or in part, at the Company's option from time to time on any Interest Payment Date at a Redemption Price equal to 100% of the principal amount of the Series A Notes to be redeemed, together with accrued and unpaid interest (including any Additional Amounts) on the principal amount of the Series A Notes to be redeemed, if any, and any other amounts due to the Redemption Date.

10. Sinking Fund. The Company shall not be obligated to redeem or purchase the Series A Notes pursuant to any sinking fund or analogous provisions.

11. Defeasance. The Series A Notes shall be defeasible as provided in, and in accordance with, Sections 13.2 and 13.3 of the Indenture.

12. Form of Notes. The Series A Notes may be issued in whole or in part in the form of one or more Global Notes and in the form of one or more certificated Notes. The initial Depositary for any such Global Notes shall be The Depository Trust Company. The form of the Regulation S Global Note for the Series A Notes is attached hereto as Exhibit A-1, the form of the Restricted Global Note for the Series A Notes is attached hereto as Exhibit A-2 and the form of the Restricted Certificated Note for the Series A Notes is attached hereto as Exhibit A-3.

13. Definitions. Unless the context shall otherwise require, or unless otherwise defined herein or in Annex A hereto, capitalized terms used herein shall have the respective meanings specified in the Indenture.

Series B-A Notes

1. Title. The designation of the second series of Notes shall be the Series B-A Variable Fixed Rate Notes Due 2013 (the "**Series B-A Notes**").

2. Principal Amount. The aggregate principal amount of the Series B-A Notes initially shall be limited to US$256,320,000 (except for Series B-A Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Series B-A Notes pursuant to Sections 3.4, 3.5, 3.6, 3.7, 9.5 or 11.7 of the Indenture and except for any Series B-A Notes which, pursuant to Section 3.3 of the Indenture, are deemed never to have been authenticated and delivered thereunder).

3. Persons Entitled to Interest. Subject to the provisions of Section 3.8 of the Indenture, (a) regular interest will be payable to the Person in whose name a Series B-A Note (or any predecessor Series B-A Note) is registered at the close of business on the Regular Record Date (as defined below) for such interest and (b) B-A UIP Interest (as defined below) will be payable to the Person in whose name a Series B-A Note (or any predecessor Series B-A Note) is registered at the close of business on the B-A UIP Record Date (as defined below) for such B-A UIP Interest.

4. Amortization Schedule. Subject to and in accordance with the provisions of the Indenture and subject to paragraphs 5, 10 and 12 below, the Company shall repay, on each payment date listed in the table below (each, a "**Principal Payment Date**"), and with respect to each $1,000 in aggregate principal amount of the Series B-A Notes, the aggregate principal amount of the Series B-A Notes (each, a "**Principal Payment Amount**") set forth opposite each such Principal Payment Date until the principal amount of the Series B-A Notes has been paid or duly provided for:

Principal Payment Date	Principal Payment Amount
March 15, 2011	US$102.50
June 15, 2011	US$102.50
September 15, 2011	US$102.50
December 15, 2011	US$102.50
March 15, 2012	US$110.00
June 15, 2012	US$110.00
September 15, 2012	US$110.00
December 15, 2012	US$110.00
March 15, 2013	US$37.50
June 15, 2013	US$37.50
September 15, 2013	US$37.50
December 15, 2013	US$37.50
TOTAL	**US$1,000.00**

The "**Regular Record Date**" for principal payable with respect to the Series B-A Notes on a Principal Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Principal Payment Date. The Trustee, as Principal Paying Agent, shall revise the foregoing amortization schedule upon receipt of written notification from the Company of (i) the application of any Early Amortization Amounts to the Series B-A Notes pursuant to paragraph 5 and Annex A hereto or (ii) the defeasance of the Series B-A Notes pursuant to paragraph 12 hereto and Section 13.2 of the Indenture.

5. Early Cash Surplus Amortization. The Company shall pay Early Amortization Amounts (as defined in Annex A) in respect of the outstanding principal of the Series B-A Notes pursuant to the terms and conditions set forth in Annex A hereto.

6. Regular Interest Rates and Regular Interest Payment Dates. The Series B-A Notes shall bear regular interest at the following rates per annum (each, the "**Series B-A Base Interest Rate**"):

ii) 7.00% for the period from and including December 15, 2004 to and including December 14, 2005;

iii) 7.50% for the period from and including December 15, 2005 to and including December 14, 2006;

iv) 8.00% for the period from and including December 15, 2006 to and including December 14, 2008;

v) 8.50% for the period from and including December 15, 2008 to and including December 14, 2009;

vi) 9.00% for the period from and including December 15, 2009 to and including December 14, 2010;

vii) 9.50% for the period from and including December 15, 2010 to and including December 14, 2011; and

viii) 10.00% for the period from and including December 15, 2011 to and including December 14, 2013;

The Series B-A Notes will bear regular interest on the outstanding unpaid principal amount of the Series B-A Notes at the applicable Series B-A Base Interest Rate from the date hereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (each, an "**Interest Payment Date**"), commencing March 15, 2005, until the principal amount of the Series B-A Notes has been paid or duly provided for. The "**Regular Record Date**" for regular interest payable with respect to the Series B-A Notes on an Interest Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Interest Payment Date.

7. B-A UIP Interest. (a) *General.* The Company shall pay, on each B-A UIP Payment Date (as such term is defined below) occurring during the period from and including December 15, 2006 to and including December 14, 2013 (the "**Applicable B-A UIP Period**"), until the principal amount of the Series B-A Notes has been paid or duly provided for, the amount of additional interest, if any ("**B-A UIP Interest**"), payable as determined in accordance with the terms and conditions of this paragraph 7, to the Persons set forth in paragraph 3 above.

(b) *B-A UIP Periods*. For purposes of this paragraph 7:

(i) the period from and including December 15, 2006 to and including December 31, 2006 is hereinafter referred to as the "**Initial B-A UIP Period**";

(ii) each of the periods specified in subclauses (A) through (F) below is hereinafter referred to as an "**Annual B-A UIP Period**":

A. the period from and including January 1, 2007 to and including December 31, 2007;

B. the period from and including January 1, 2008 to and including December 31, 2008;

C. the period from and including January 1, 2009 to and including December 31, 2009;

D. the period from and including January 1, 2010 to and including December 31, 2010;

E. the period from and including January 1, 2011 to and including December 31, 2011;

F. the period from and including January 1, 2012 to and including December 31, 2012;

(iii) the period from and including January 1, 2013 to and including the earlier of (A) the final payment date on which outstanding principal is paid on the Series B-A Notes and (B) December 14, 2013, is hereinafter referred to as the "**Final B-A UIP Period**"; and

(iv) the first two fiscal quarters of any Fiscal Year occurring during the Applicable B-A UIP Period with respect to which the Company makes a semi-annual Restricted Payment (other than the Management Fee) is hereinafter referred to as a "**Semi-Annual B-A UIP Period**".

The Initial B-A UIP Period, each Annual B-A UIP Period, the Final B-A UIP Period and any Semi-Annual UIP Period is hereinafter referred to collectively as a "**B-A UIP Period**".

If due to the redemption in whole of the Series B-A Notes or the early repayment of the Series B-A Notes through the payment of Early Amortization Amounts, the final payment date on which outstanding principal is paid on the Series B-A Notes occurs prior to January 1, 2013, then (a) the Annual B-A UIP Period in which such final payment date occurs shall not end on December 31st, but shall end on such final payment date, and (b) B-A UIP Interest shall be paid in respect of such Annual B-A UIP Period on such final payment date.

(c) _B-A UIP Payment Dates_. For purposes of this paragraph 7:

(i) the "**Initial B-A UIP Payment Date**" shall be the date that is the earlier of (x) the first Interest Payment Date for the regular payment of interest on the Series B-A Notes following the Shareholders' Meeting Date (as such term is defined below) next succeeding December 31, 2006 and (y) May 1, 2007; *provided*, that if the relevant Shareholders' Meeting Date occurs on or after April 30, 2007 due to a Permitted Extension (as such term is defined below), then the Initial B-A UIP Payment Date shall be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date next succeeding December 31, 2006; *provided*, *further*, that if the Company exercises its option to determine B-A UIP Interest for the Initial B-A UIP Period based on its unaudited consolidated financial statements, then the Initial B-A UIP Payment Date shall be May 1, 2007;

(ii) an "**Annual B-A UIP Payment Date**" shall be the date that is the earlier of (x) the first Interest Payment Date for the regular payment of interest on the Series B-A Notes following the Shareholders' Meeting Date next succeeding the end of an Annual B-A UIP Period and (y) May 1st of the Fiscal Year next succeeding the end of such Annual B-A UIP Period; *provided*, that if the relevant Shareholders' Meeting Date occurs on or after April 30th of the Fiscal Year next succeeding the end of such Annual B-A UIP Period due to a Permitted Extension, then the Annual B-A UIP Payment Date shall be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date next succeeding the end of such Annual B-A UIP Period; *provided*, *further*, that if the Company exercises its option to determine B-A UIP Interest for an Annual B-A UIP Period based on its unaudited consolidated financial statements, then the Annual B-A UIP Payment Date for such Annual B-A UIP Period shall be May 1st of the Fiscal Year next succeeding the end of such Annual B-A UIP Period;

(iii) the "**Final B-A UIP Payment Date**" shall be the final payment date on which outstanding principal is paid on the Series B-A Notes; and

(iv) a "**Semi-Annual B-A UIP Payment Date**" shall be a date on or prior to the date on which the Company makes the relevant semi-annual Restricted Payment.

Each of the Initial B-A UIP Payment Date, each Annual B-A UIP Payment Date, the Final B-A UIP Payment Date and any Semi-Annual UIP Payment Date is hereinafter referred to as a "**B-A UIP Payment Date**." The "**B-A UIP Record Date**" for B-A UIP Interest payable on any B-A UIP

Payment Date shall be the date that is 15 days prior to the relevant B-A UIP Payment Date (whether or not such date is a Business Day).

"**Shareholders' Meeting Date**" means, with respect to any Fiscal Year, the date on which the Company's audited consolidated financial statements are formally approved by its shareholders at its annual shareholders' meeting in such Fiscal Year.

"**Permitted Extension**" means an extension, granted pursuant to the rules and regulations of the CNV, of the date by which the Company is required to file its audited consolidated financial statements with the CNV; *provided*, that such extension relates, directly or indirectly, to potential adjustments that may be made with respect to the Company's audited consolidated financial statements and/or Consolidated Adjusted EBITDA, as applicable, which adjustments may, in the Company's reasonable discretion, affect any calculations or determinations to be made with respect to any amounts that would be due under the Notes or the Amended and Restated IDB Facility Loans.

(d) *Calculation and Determination of B-A UIP Interest.*

(i) *Date of Determination of B-A UIP Interest.* The Company shall make all calculations or determinations with respect to (x) B-A UIP Interest due and payable on any Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be, on the relevant Shareholders' Meeting Date (or, if the relevant Shareholders' Meeting Date has not occurred prior to such Annual B-A UIP Payment Date or Initial B-A UIP Payment Date, as the case may be, on April 30th), (y) B-A UIP Interest due and payable on any Semi-Annual B-A UIP Payment Date on the date of the meeting of the Board of Directors to approve the Company's semi-annual consolidated financial statements and (z) B-A UIP Interest due and payable on the Final B-A UIP Payment Date on the Business Day immediately preceding such Final B-A UIP Payment Date, and in the case of each of (x), (y) and (z), such calculation or determination shall be based on the U.S. Dollar Equivalent of any amount, to the extent necessary for such calculation or determination, as of the relevant date of calculation or determination.

(ii) *Calculation of B-A UIP Interest.* The aggregate amount of B-A UIP Interest, if any, payable on any B-A UIP Payment Date shall be equal to the *product of* (w) the weighted average aggregate principal amount of Outstanding Series B-A Notes during the related B-A UIP Period *multiplied by* (x) the Applicable B-A UIP Interest Rate (as defined below), *multiplied by* (y) the number of days in the relevant B-A UIP Period, *divided by* (z) 360 ("**Aggregate B-A UIP Interest Amount**"). The amount of B-A UIP Interest, if any, payable on any Series B-A Note Outstanding as of the B-A UIP Record Date for the relevant B-A UIP Payment Date shall be equal to the *product of* (x) the Aggregate B-A UIP Interest Amount *multiplied by* (y) the outstanding principal amount of such Series B-A Note on the relevant B-A UIP Record Date *divided by* (z) the aggregate outstanding principal amount of all Outstanding Series B-A Notes on the relevant B-A UIP Record Date. For purposes of this clause (ii), the weighted average aggregate principal amount of Outstanding Series B-A Notes for any B-A UIP Period shall be calculated by *dividing* (1) the sum of the aggregate outstanding principal amount of Outstanding Series B-A Notes on each day during such B-A UIP Period, by (2) the number of days in such B-A UIP Period.

(iii) *B-A UIP Interest Rates.* The "**Applicable B-A UIP Interest Rate**" shall be determined as follows:

A. If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the *sum* of Consolidated Adjusted EBITDA for each full fiscal quarter ending during the corresponding Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be (each, a "**B-A UIP Reference Quarter**")) is greater than US$160.0 million (or, with respect to a Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be, the Pro-Rated Portion (as defined below) of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 0.75% per annum;

B. If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the *sum* of Consolidated Adjusted EBITDA for the relevant B-A UIP Reference Quarters) is greater than US$180.0 million (or, with respect to a Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be, the Pro-Rated Portion of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 1.25% per annum; and

C. If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the *sum* of Consolidated Adjusted EBITDA for the relevant B-A UIP Reference Quarters) is greater than US$210.0 million (or, with respect to a Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be, the Pro-Rated Portion of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 2.00% per annum;

subject in each case to adjustment pursuant to subparagraph (e) below and *provided*, *however*, that, if due to the redemption in whole of the Series B-A Notes or the early repayment of the Series B-A Notes through the payment of Early Amortization Amounts, the Final B-A UIP Payment Date occurs on or after January 1, 2013 but prior to March 31, 2013, then the Applicable B-A UIP Interest Rate for the Final B-A UIP Period shall be determined by reference to Consolidated Adjusted EBITDA for the preceding Annual B-A UIP Period.

For the avoidance of doubt, any reference to B-A UIP Interest herein shall mean B-A UIP Interest, as adjusted pursuant to the UIP True-Up (as defined below), if applicable, and shall exclude the Series B-A Base Interest Rate on the Series B-A Notes set forth in paragraph 6 herein.

"**Pro-Rated Portion**" means, with respect to (i) the Semi-Annual B-A UIP Period, 50% and (ii) the Final B-A UIP Period, a fraction, the numerator of which is equal to the number of B-A UIP Reference Quarters included in such Final B-A UIP Period and the denominator of which is equal to 4.

(e) *Calculation of UIP True-Up.* If the Company pays B-A UIP Interest on any Semi-Annual B-A UIP Payment Date during an Annual B-A UIP Period, the Initial B-A UIP Period or the Final B-A UIP Period, following the end of such B-A UIP Period, the Company shall recalculate the amount of B-A UIP Interest that is due and payable in respect of such entire Annual B-A UIP Period, Initial B-A UIP Period or Final B-A UIP Period, as the case may be. The amount of B-A UIP Interest that will be due and payable with respect to the weighted average aggregate principal amount of Outstanding Series B-A Notes on the relevant B-A UIP Payment Date in respect of such Annual B-A UIP Period, Initial B-A UIP Period or Final B-A UIP Period, as the case may be, will be equal to the *difference*, if positive, between (x) the amount of B-A UIP Interest that is due and payable in respect of such Annual B-A UIP Period, Initial B-A UIP Period or Final B-A UIP Period, as the case may be, and (y) the amount of B-A UIP Interest that was paid by the Company on the preceding Semi-Annual B-A UIP Payment Date (the "**UIP True-Up**").

(f) *Other Matters*. (i) *Audited and Unaudited Financial Statements.* In computing B-A UIP Interest with respect to any B-A UIP Period, the Company shall use audited consolidated financial statements for any calculation or determination of B-A UIP Interest with respect to any B-A UIP Period other than the Final B-A UIP Period and the Company may use unaudited consolidated financial statements for any calculation or determination of B-A UIP Interest with respect to the Final B-A UIP Period; *provided, however*, that if the date by which the Company is required to file its audited consolidated financial statements with the CNV is extended by the CNV to a date beyond April 30th of the relevant year, the Company may use its unaudited consolidated financial statements for the calculation or determination of B-A UIP Interest (other than for the calculation or determination of B-A UIP Interest for a Semi-Annual B-A UIP Period). Further, in computing B-A UIP Interest with respect to any B-A UIP Period, the Company will (x) be permitted to rely in good faith on the consolidated financial statements that are available on the date of determination, and (y) use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV. The Company shall calculate and determine B-A UIP Interest for a Semi-Annual B-A UIP Period on the basis of the Company's audited consolidated financial statements for the two fiscal quarters comprising such Semi-Annual B-A UIP Period.

(ii) *B-A UIP Interest Paid After May 1*. If, due to a Permitted Extension, the Company does not pay B-A UIP Interest by May 1st in any Fiscal Year in which B-A UIP Interest is determined by the Company to be due and payable in respect of the preceding Annual B-A UIP Period or Initial B-A UIP Period, as the case may be (other than due to exercise of its Installment Option), then additional interest shall accrue on the aggregate amount of such B-A UIP Interest due and payable, at a rate or rates per annum equal to the applicable Series B-A Base Interest Rate(s) for the Series B-A Notes for such preceding Annual B-A UIP Period or Initial B-A UIP Period, as the case may be, for the period from and including May 1st of such Fiscal Year to but excluding the Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be. The Company shall pay such additional interest on the Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be.

(iii) *Additional B-A UIP Amount*. If the Company determines and pays B-A UIP Interest for any B-A UIP Period based on its unaudited consolidated financial statements, as soon as reasonably practicable after (but in no case more then 10 Business Days after) the date on which the Company's audited consolidated financial statements for the relevant B-A UIP Period become available, the Company will recalculate Consolidated Adjusted EBITDA based on such audited consolidated financial statements and, if such recalculation results in a higher Applicable B-A UIP Interest Rate with respect to such B-A UIP Period, the Company will pay Holders of Outstanding Series B-A Notes as of the date that is 15 days prior to such payment date (whether or not such date is a Business Day) an amount (the "**Additional B-A UIP Amount**") equal to the *difference* between (x) the interest amount that would have been paid by the Company in respect of such B-A UIP Period based on such higher Applicable B-A UIP Interest Rate and (y) the corresponding interest amount previously paid in respect of such B-A UIP Period based on a lower Applicable B-A UIP Interest Rate. In addition, the Additional B-A UIP Amount will bear interest from and including the relevant B-A UIP Payment Date to which such Additional B-A UIP Amount relates to but excluding the date on which the Company pays any such Additional B-A UIP Amount at a rate per annum equal to the applicable Series B-A Base Interest Rate for the Series B-A Notes in effect on the relevant B-A UIP Payment Date for the Series B-A Notes.

(iv) *Subsequent Adjustments of Financial Statements.* Any action (x) taken by the Company in good faith in connection with this paragraph 7 in accordance with the requirements hereof or of the Indenture in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant B-A UIP Period and (y) deemed to be in violation of the requirements hereof or of the Indenture as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements hereof and of the Indenture.

8. Default Interest. The Series B-A Notes shall bear interest on the amount of principal, premium or interest (including B-A UIP Interest and Additional Amounts, if any), as the case may be, that is overdue with

respect to the Series B-A Notes from and including the date on which such amount first becomes overdue at a rate per annum equal to the *sum* of (i) the Series B-A Base Interest Rate applicable to such Series B-A Notes on the due date for such amount, *plus* (ii) 2.0% ("**Series B-A Default Interest**"); *provided, however*, that Series B-A Default Interest shall not be payable if the overdue amount became due during the existence of any of the circumstances described in Section 5.1(1) of the Indenture; *provided, further* that such Series B-A Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the relevant cure period specified in Section 5.1(1) of the Indenture. For the avoidance of doubt, any amounts paid in installments pursuant to Section 1.13 of the Indenture shall not be deemed overdue. Such Series B-A Default Interest on overdue amounts with respect to the Series B-A Notes shall be payable by the Company on demand and will accrue until the date any such overdue amount, including Series B-A Default Interest thereon, is paid in full.

9. Place of Payment. The principal of, and any premium and interest on, the Series B-A Notes shall be payable at the offices or agencies of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, United States and in Buenos Aires, Argentina.

10. Optional Redemption Prices and Redemption Restrictions. (a) Subject to and in accordance with the provisions of Sections 11.9 and 11.10 of the Indenture and subparagraph (b) below, the Series B-A Notes may be redeemed by the Company in each of the periods indicated below, in whole or in part, at the Company's option from time to time on any Interest Payment Date on which there are no Series A Notes, Series A-P Notes or Tranche A Loans Outstanding at the following Redemption Prices (expressed as a percentage of the principal amount of the Series B-A Notes to be redeemed set forth opposite each such period), together with accrued and unpaid regular interest (including any Additional Amounts) on the principal amount of the Series B-A Notes to be redeemed, if any, and any other amounts due to the Redemption Date:

Period	**Redemption Price**
For the period from and including December 15, 2004 to and including December 14, 2008	102.0%
For the period from and including December 15, 2008 to and including December 14, 2010	101.5%
For the period from and including December 15, 2010 to and including December 14, 2012	101.0%
For the period from and including December 15, 2012 to and including December 14, 2013	100.5%

(b) The Company shall not have the option to redeem any Series B-A Notes pursuant to subparagraph (a) above and Sections 11.9 or 11.10 of the Indenture prior to the date on which there are no longer any Series A Notes, Series A-P Notes or Tranche A Loans Outstanding.

11. Sinking Fund. The Company shall not be obligated to redeem or purchase the Series B-A Notes pursuant to any sinking fund or analogous provisions.

12. Defeasance. The Series B-A Notes shall be defeasible as provided in, and in accordance with, Sections 13.2 and 13.3 of the Indenture.

13. Form of Notes. The Series B-A Notes may be issued in whole or in part in the form of one or more Global Notes and in the form of one or more certificated Notes. The initial Depositary for any such Global Notes shall be The Depository Trust Company. The form of the Regulation S Global Note for the Series B-A Notes is attached hereto as Exhibit B-1, the form of the Restricted Global Note for the Series B-A Notes is attached hereto as Exhibit B-2 and the form of the Restricted Certificated Note for the Series B-A Notes is attached hereto as Exhibit B-3.

14. Definitions. Unless the context shall otherwise require, or unless otherwise defined herein or in Annex A hereto, capitalized terms used herein shall have the respective meanings specified in the Indenture.

Series B-B Notes

1. Title. The designation of the third series of Notes shall be the Series B-B Variable Fixed Rate Notes Due 2013 (the "**Series B-B Notes**").

2. Principal Amount. The aggregate principal amount of the Series B-B Notes initially shall be limited to US$256,320,000 (except for Series B-B Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Series B-B Notes pursuant to Sections 3.4, 3.5, 3.6, 3.7, 9.5 or 11.7 of the Indenture and except for any Series B-B Notes which, pursuant to Section 3.3 of the Indenture, are deemed never to have been authenticated and delivered thereunder).

3. Person Entitled to Interest. Subject to the provisions of Section 3.8 of the Indenture, regular interest and B-B Interest (as defined below) will be payable to the Person in whose name a Series B-B Note (or any predecessor Series B-B Note) is registered at the close of business on the Regular Record Date (as defined below) for such interest payment; *provided*, *however*, that if the Company defers any payment of B-B Interest, the deferred B-B Interest will be payable to the Person in whose name a Series B-B Note (or any predecessor Series B-B Note) is registered at the close of business on the Regular Record Date for the Interest Payment Date on which such deferred B-B Interest is paid.

4. Amortization Schedule. Subject to and in accordance with the provisions of the Indenture and subject to paragraphs 5, 10 and 12 below, the Company shall repay, on each payment date listed in the table below (each, a "**Principal Payment Date**"), and with respect to each $1,000 in aggregate principal amount of the Series B-B Notes, the aggregate principal amount of the Series B-B Notes (each, a "**Principal Payment Amount**") set forth opposite each such Principal Payment Date, until the principal amount of the Series B-B Notes has been paid or duly provided for:

Principal Payment Date	Principal Payment Amount
March 15, 2011	US$102.50
June 15, 2011	US$102.50
September 15, 2011	US$102.50
December 15, 2011	US$102.50
March 15, 2012	US$110.00
June 15, 2012	US$110.00
September 15, 2012	US$110.00
December 15, 2012	US$110.00
March 15, 2013	US$37.50
June 15, 2013	US$37.50
September 15, 2013	US$37.50
December 15, 2013	US$37.50
TOTAL	**US$1,000.00**

The "**Regular Record Date**" for principal payable with respect to the Series B-B Notes on a Principal Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Principal Payment Date. The Trustee, as Principal Paying Agent, shall revise the foregoing amortization schedule upon receipt of written notification from the Company of (i) the application of any Early Amortization Amounts to the Series B-B Notes pursuant to paragraph 5 and Annex A hereto or (ii) the defeasance of the Series B-B Notes pursuant to paragraph 12 hereto and Section 13.2 of the Indenture.

5. Early Cash Surplus Amortization. The Company shall pay Early Amortization Amounts (as defined in Annex A) in respect of the outstanding principal of the Series B-B Notes pursuant to the terms and conditions set forth in Annex A hereto.

6. Regular Interest Rates and Regular Interest Payment Dates. The Series B-B Notes shall bear regular interest at the following rates per annum (each, the "**Series B-B Base Interest Rate**"):

i) 7.00% for the period from and including December 15, 2004 to and including December 14, 2005;

ii) 7.50% for the period from and including December 15, 2005 to and including December 14, 2006;

iii) 8.00% for the period from and including December 15, 2006 to and including December 14, 2008;

iv) 8.50% for the period from and including December 15, 2008 to and including December 14, 2009;

v) 9.00% for the period from and including December 15, 2009 to and including December 14, 2010;

vi) 9.50% for the period from and including December 15, 2010 to and including December 14, 2011; and

vii) 10.00% for the period from and including December 15, 2011 to and including December 14, 2013;

The Series B-B Notes will bear regular interest on the outstanding unpaid principal amount of the Series B-B Notes at the applicable Series B-B Base Interest Rate from the date hereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (each, an "**Interest Payment Date**"), commencing March 15, 2005, until the principal amount of the Series B-B Notes has been paid or duly provided for. The "**Regular Record Date**" for regular interest and B-B Interest payable with respect to the Series B-B Notes on an Interest Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Interest Payment Date.

7. Additional Interest. The Company shall also make additional interest payments on the Series B-B Notes ("**B-B Interest**"), at the following rates per annum (each, a "**B-B Interest Rate**"):

i) 0.60% for the period from and including December 15, 2006 to and including December 14, 2007;

ii) 0.65% for the period from and including December 15, 2007 to and including December 14, 2008;

iii) 0.70% for the period from and including December 15, 2008 to and including December 14, 2009;

iv) 0.75% for the period from and including December 15, 2009 to and including December 14, 2010;

v) 0.80% for the period from and including December 15, 2010 to and including December 14, 2011;

vi) 0.85% for the period from and including December 15, 2011 to and including December 14, 2012; and

vii) 0.90% for the period from and including December 15, 2012 to and including December 14, 2013.

The Series B-B Notes will bear B-B Interest on the outstanding unpaid principal amount of Series B-B Notes at the applicable B-B Interest Rate from December 15, 2006 or from the most recent Interest Payment Date to which B-B Interest has been paid or duly provided for, payable quarterly in arrears on each Interest Payment Date, commencing March 15, 2007, until the principal amount of the Series B-B Notes has been paid or duly provided for.

The Company may, at its sole option, defer any payment of B-B Interest otherwise payable on any Interest Payment Date (the "**Deferral Date**") for up to four consecutive Interest Payment Dates (excluding the Interest Payment Date that is also the Deferral Date) (the "**Deferral Period**"); *provided,* that (i) the Company must pay deferred B-B Interest (x) on an Interest Payment Date occurring during the Deferral Period and (y) not later than the Interest Payment Date that corresponds to the earlier of (A) the anniversary of the Deferral Date and (B) the date of Maturity of the Series B-B Notes (the "**Deferred B-B Interest Payment Date**"), (ii) B-B Interest shall continue to accrue on any deferred B-B Interest at the applicable B-B Interest Rate that was in effect for the purpose of calculating the B-B Interest so deferred, until the Deferred B-B Interest Payment Date and (iii) such additional B-B Interest shall be payable on the Deferred B-B Interest Payment Date. If the final payment date on which outstanding principal is paid on the Series B-B Notes occurs prior to the Interest Payment Date set forth in the preceding sentence, any deferred B-B Interest shall be payable on such final payment date.

8. Default Interest. The Series B-B Notes shall bear interest on the amount of principal, premium or interest (including B-B Interest and Additional Amounts, if any), as the case may be, that is overdue with respect to the Series B-B Notes from and including the date on which such amount first becomes overdue at a rate per annum equal to the *sum* of (i) the Series B-B Base Interest Rate applicable to such Series B-B Notes on the due date for such amount, *plus* (ii) 2.0% ("**Series B-B Default Interest**") ; *provided, however,* that Series B-B Default Interest shall not be payable if the overdue amount became due during the existence of any of the circumstances described in Section 5.1(1) of the Indenture; *provided, further* that such Series B-B Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the relevant cure period specified in Section 5.1(1) of the Indenture. For the avoidance of doubt, any amounts paid in installments pursuant to Section 1.13 of the Indenture shall not be deemed overdue. Such Series B-B Default Interest on overdue amounts with respect to the Series B-B Notes shall be payable by the Company on demand and will accrue until the date any such overdue amount, including Series B-B Default Interest thereon, is paid in full.

9. Place of Payment. The principal of, and any premium and interest on, the Series B-B Notes shall be payable at the offices or agencies of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, United States and in Buenos Aires, Argentina.

10. Optional Redemption Prices and Redemption Restrictions. (a) Subject to and in accordance with the provisions of Sections 11.9 and 11.10 of the Indenture and subparagraph (b) below, the Series B-B Notes may be redeemed by the Company, in whole or in part, at the Company's option from time to time on any Interest Payment Date on which there are no Series A Notes, Series A-P Notes or Tranche A Loans Outstanding at a Redemption Price equal to 100% of the principal amount of the Series B-B Notes to be redeemed, together with accrued and unpaid interest (including any Additional Amounts) on the principal amount of the Series B-B Notes to be redeemed, if any, and any other amounts due to the Redemption Date.

(b) The Company shall not have the option to redeem any Series B-B Notes pursuant to subparagraph (a) above and Sections 11.9 or 11.10 of the Indenture prior to the date on which there are no longer any Series A Notes, Series A-P Notes or Tranche A Loans Outstanding.

11. Sinking Fund. The Company shall not be obligated to redeem or purchase the Series B-B Notes pursuant to any sinking fund or analogous provisions.

12. Defeasance. The Series B-B Notes shall be defeasible as provided in, and in accordance with, Sections 13.2 and 13.3 of the Indenture.

13. Form of Notes. The Series B-B Notes may be issued in whole or in part in the form of one or more Global Notes and in the form of one or more certificated Notes. The initial Depositary for any such Global Notes shall be The Depository Trust Company. The form of the Regulation S Global Note for the Series B-B Notes is attached hereto as Exhibit C-1, the form of the Restricted Global Note for the Series B-B Notes is attached hereto as Exhibit C-2 and the form of the Restricted Certificated Note for the Series B-B Notes is attached hereto as Exhibit C-3.

14. Definitions. Unless the context shall otherwise require, or unless otherwise defined herein or in Annex A hereto, capitalized terms used herein shall have the respective meanings specified in the Indenture.

Series A-P Notes

1. Title. The designation of the fourth series of Notes shall be the Series A-P Variable Fixed Rate Notes Due 2010 (the "**Series A-P Notes**").

2. Principal Amount. The aggregate principal amount of the Series A-P Notes initially shall be limited to US$42,860,929 (except for Series A-P Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Series A-P Notes pursuant to Sections 3.4, 3.5, 3.6, 3.7, 9.5 or 11.7 of the Indenture and except for any Series A-P Notes which, pursuant to Section 3.3 of the Indenture, are deemed never to have been authenticated and delivered thereunder).

3. Persons Entitled to Interest. Subject to the provisions of Section 3.8 of the Indenture, interest will be payable to the Person in whose name a Series A-P Note (or any predecessor Series A-P Note) is registered at the close of business on the Regular Record Date (as defined below) for such interest.

4. Amortization Schedule. Subject to and in accordance with the provisions of the Indenture and subject to paragraphs 5, 9 and 11 below, the Company shall repay, on each payment date listed in the table below (each, a "**Principal Payment Date**"), and with respect to each $1,000 in aggregate principal amount of the Series A-P Notes, the aggregate principal amount of the Series A-P Notes (each, a "**Principal Payment Amount**") set forth opposite each such Principal Payment Date, until the principal amount of the Series A-P Notes has been paid or duly provided for:

Principal Payment Date	Principal Payment Amount
March 15, 2005	US$22.50
June 15, 2005	US$22.50
September 15, 2005	US$22.50
December 15, 2005	US$22.50
March 15, 2006	US$22.50
June 15, 2006	US$22.50
September 15, 2006	US$22.50
December 15, 2006	US$22.50
March 15, 2007	US$25.00
June 15, 2007	US$25.00
September 15, 2007	US$25.00
December 15, 2007	US$25.00
March 15, 2008	US$50.00
June 15, 2008	US$50.00
September 15, 2008	US$50.00
December 15, 2008	US$50.00
March 15, 2009	US$62.50
June 15, 2009	US$62.50
September 15, 2009	US$62.50
December 15, 2009	US$62.50
March 15, 2010	US$67.50
June 15, 2010	US$67.50
September 15, 2010	US$67.50
December 15, 2010	US$67.50
TOTAL	**US$1,000.00**

The "**Regular Record Date**" for principal payable with respect to the Series A-P Notes on a Principal Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Principal Payment Date. The Trustee, as Principal Paying Agent, shall revise the foregoing amortization schedule upon receipt of written notification from the Company of (i) the application of any Early Amortization Amounts to the Series A-P Notes pursuant to paragraph 5 and Annex A hereto or (ii) the defeasance of the Series A-P Notes pursuant to paragraph 11 hereto and Section 13.2 of the Indenture.

5. Early Cash Surplus Amortization. The Company shall pay Early Amortization Amounts (as defined in Annex A) in respect of the outstanding principal of the Series A-P Notes pursuant to the terms and conditions set forth in Annex A hereto.

6. Interest Rates and Interest Payment Dates. The Series A-P Notes shall bear interest at the following rates per annum (each, the "**Series A-P Interest Rate**"):

   i) 5.30% for the period from and including December 15, 2004 to and including December 14, 2005;

   ii) 6.50% for the period from and including December 15, 2005 to and including December 14, 2006;

   iii) 7.20% for the period from and including December 15, 2006 to and including December 14, 2007;

   iv) 7.25% for the period from and including December 15, 2007 to and including December 14, 2009; and

   v) 7.50% for the period from and including December 15, 2009 to and including December 14, 2010;

   The Series A-P Notes will bear interest on the outstanding unpaid principal amount of the Series A-P Notes at the applicable Series A-P Interest Rate from the date hereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (each, an "**Interest Payment Date**"), commencing March 15, 2005, until the principal amount of the Series A-P Notes has been paid or duly provided for. The "**Regular Record Date**" for interest payable with respect to the Series A-P Notes on an Interest Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Interest Payment Date.

7. Default Interest. The Series A-P Notes shall bear interest on the amount of principal, premium or interest (including Additional Amounts, if any), as the case may be, that is overdue with respect to the Series A-P Notes from and including the date on which such amount first becomes overdue at a rate per annum equal to the *sum* of (i) the Series A-P Interest Rate applicable to such Series A-P Notes on the due date for such amount, *plus* (ii) 2.0% ("**Series A-P Default Interest**"); *provided, however,* that Series A-P Default Interest shall not be payable if the overdue amount became due during the existence of any of the circumstances described in Section 5.1(1) of the Indenture; *provided, further* that such Series A-P Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the relevant cure period specified in Section 5.1(1) of the Indenture. For the avoidance of doubt, any amounts paid in installments pursuant to Section 1.13 of the Indenture shall not be deemed overdue. Such Series A-P Default Interest on overdue amounts with respect to the Series A-P Notes shall be payable by the Company on demand and will accrue until the date any such overdue amount, including Series A-P Default Interest thereon, is paid in full.

8. Place of Payment. The principal of, and any premium and interest on, the Series A-P Notes shall be payable at the offices or agencies of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, United States and in Buenos Aires, Argentina.

9. Optional Redemption Price. Subject to and in accordance with the provisions of Sections 11.9 and 11.10 of the Indenture, the Series A-P Notes may be redeemed by the Company, in whole or in part, at the Company's option from time to time on any Interest Payment Date at a Redemption Price equal to 100% of the principal amount of the Series A-P Notes to be

redeemed, together with accrued and unpaid interest (including any Additional Amounts) on the principal amount of the Series A-P Notes to be redeemed, if any, and any other amounts due to the Redemption Date.

10. Sinking Fund. The Company shall not be obligated to redeem or purchase the Series A-P Notes pursuant to any sinking fund or analogous provisions.

11. Defeasance. The Series A-P Notes shall be defeasible as provided in, and in accordance with, Sections 13.2 and 13.3 of the Indenture.

12. Form of Notes. The Series A-P Notes may be issued in whole or in part in the form of one or more Global Notes and in the form of one or more certificated Notes. The initial Depositary for any such Global Notes shall be The Depository Trust Company. The form of the Regulation S Global Note for the Series A-P Notes is attached hereto as Exhibit D-1 and the form of the Restricted Global Note for the Series A-P Notes is attached hereto as Exhibit D-2.

13. Definitions. Unless the context shall otherwise require, or unless otherwise defined herein or in Annex A hereto, capitalized terms used herein shall have the respective meanings specified in the Indenture.

Series B-A-P Notes

1. Title. The designation of the fifth series of Notes shall be the Series B-A-P Variable Fixed Rate Notes Due 2013 (the "**Series B-A-P Notes**").

2. Principal Amount. The aggregate principal amount of the Series B-A-P Notes initially shall be limited to US$36,216,263 (except for Series B-A-P Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Series B-A-P Notes pursuant to Sections 3.4, 3.5, 3.6, 3.7, 9.5 or 11.7 of the Indenture and except for any Series B-A-P Notes which, pursuant to Section 3.3 of the Indenture, are deemed never to have been authenticated and delivered thereunder).

3. Persons Entitled to Interest. Subject to the provisions of Section 3.8 of the Indenture, (a) regular interest will be payable to the Person in whose name a Series B-A-P Note (or any predecessor Series B-A-P Note) is registered at the close of business on the Regular Record Date (as defined below) for such interest and (b) B-A UIP Interest (as defined below) will be payable to the Person in whose name a Series B-A-P Note (or any predecessor Series B-A-P Note) is registered at the close of business on the B-A UIP Record Date (as defined below) for such B-A UIP Interest.

4. Amortization Schedule. Subject to and in accordance with the provisions of the Indenture and subject to paragraphs 5, 10 and 12 below, the Company shall repay, on each payment date listed in the table below (each, a "**Principal Payment Date**"), and with respect to each $1,000 in aggregate principal amount of the Series B-A-P Notes, the aggregate principal amount of the Series B-A-P Notes (each, a "**Principal Payment Amount**") set forth opposite each such Principal Payment Date, until the principal amount of the Series B-A-P Notes has been paid or duly provided for:

Principal Payment Date	Principal Payment Amount
March 15, 2011	US$102.50
June 15, 2011	US$102.50
September 15, 2011	US$102.50
December 15, 2011	US$102.50
March 15, 2012	US$110.00
June 15, 2012	US$110.00
September 15, 2012	US$110.00
December 15, 2012	US$110.00
March 15, 2013	US$37.50
June 15, 2013	US$37.50
September 15, 2013	US$37.50
December 15, 2013	US$37.50
TOTAL	**US$1,000.00**

The "**Regular Record Date**" for principal payable with respect to the Series B-A-P Notes on a Principal Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Principal Payment Date. The Trustee, as Principal Paying Agent, shall revise the foregoing amortization schedule upon receipt of written notification from the Company of (i) the application of any Early Amortization Amounts to the Series B-A-P Notes pursuant to paragraph 5 and Annex A hereto or (ii) the defeasance of the Series B-A-P Notes pursuant to paragraph 12 hereto and Section 13.2 of the Indenture.

5. Early Cash Surplus Amortization. The Company shall pay Early Amortization Amounts (as defined in Annex A) in respect of the outstanding principal of the Series B-A-P Notes pursuant to the terms and conditions set forth in Annex A hereto.

6. Regular Interest Rates and Regular Interest Payment Dates. The Series B-A-P Notes shall bear regular interest at the following rates per annum (each, the "**Series B-A-P Base Interest Rate**"):

i) 7.00% for the period from and including December 15, 2004 to and including December 14, 2005;

ii) 7.50% for the period from and including December 15, 2005 to and including December 14, 2006;

iii) 8.00% for the period from and including December 15, 2006 to and including December 14, 2008;

iv) 8.50% for the period from and including December 15, 2008 to and including December 14, 2009;

v) 9.00% for the period from and including December 15, 2009 to and including December 14, 2010;

vi) 9.50% for the period from and including December 15, 2010 to and including December 14, 2011; and

vii) 10.00% for the period from and including December 15, 2011 to and including December 14, 2013;

The Series B-A-P Notes will bear regular interest on the outstanding unpaid principal amount of the Series B-A-P Notes at the applicable Series B-A-P Base Interest Rate from the date hereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (each, an "**Interest Payment Date**"), commencing March 15, 2005, until the principal amount of the Series B-A-P Notes has been paid or duly provided for. The "**Regular Record Date**" for regular interest payable with respect to the Series B-A-P Notes on an Interest Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Interest Payment Date.

7. B-A UIP Interest. (a) *General.* The Company shall pay, on each B-A UIP Payment Date (as such term is defined below) occurring during the period from and including December 15, 2006 to and including December 14, 2013 (the "**Applicable B-A UIP Period**"), until the principal amount of the Series B-A-P Notes has been paid or duly provided for, the amount of additional interest, if any ("**B-A UIP Interest**"), payable as determined in accordance with the terms and conditions of this paragraph 7, to the Persons set forth in paragraph 3 above.

(b) *B-A UIP Periods*. For purposes of this paragraph 7:

(i) the period from and including December 15, 2006 to and including December 31, 2006 is hereinafter referred to as the "**Initial B-A UIP Period**;"

(ii) each of the periods specified in subclauses (A) through (F) below is hereinafter referred to as an "**Annual B-A UIP Period**":

A. the period from and including January 1, 2007 to and including December 31, 2007;

B. the period from and including January 1, 2008 to and including December 31, 2008;

C. the period from and including January 1, 2009 to and including December 31, 2009;

D. the period from and including January 1, 2010 to and including December 31, 2010;

E. the period from and including January 1, 2011 to and including December 31, 2011;

F. the period from and including January 1, 2012 to and including December 31, 2012;

(iii) the period from and including January 1, 2013 to and including the earlier of (A) the final payment date on which outstanding principal is paid on the Series B-A-P Notes and (B) December 14, 2013, is hereinafter referred to as the "**Final B-A UIP Period**"; and

(iv) the first two fiscal quarters of any Fiscal Year occurring during the Applicable B-A UIP Period with respect to which the Company makes a semi-annual Restricted Payment (other than the Management Fee) is hereinafter referred to as a "**Semi-Annual B-A UIP Period**".

The Initial B-A UIP Period, each Annual B-A UIP Period, the Final B-A UIP Period and any Semi-Annual UIP Period is hereinafter referred to collectively as a "**B-A UIP Period**".

If due to the redemption in whole of the Series B-A-P Notes or the early repayment of the Series B-A-P Notes through the payment of Early Amortization Amounts, the final payment date on which outstanding principal is paid on the Series B-A-P Notes occurs prior to January 1, 2013, then (a) the Annual B-A UIP Period in which such final payment date occurs shall not end on December 31st, but shall end on such final payment date, and (b) B-A UIP Interest shall be paid in respect of such Annual B-A UIP Period on such final payment date.

(c) *B-A UIP Payment Dates*. For purposes of this paragraph 7:

(i) the "**Initial B-A UIP Payment Date**" shall be the date that is the earlier of (x) the first Interest Payment Date for the regular payment of interest on the Series B-A-P Notes following the Shareholders' Meeting Date (as such term is defined below) next succeeding December 31, 2006 and (y) May 1, 2007; *provided*, that if the relevant Shareholders' Meeting Date occurs on or after April 30, 2007 due to a Permitted Extension (as such term is defined below), then the Initial B-A UIP Payment Date shall be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date next succeeding December 31, 2006; *provided*, *further*, that if the Company exercises its option to determine B-A UIP Interest for the Initial B-A UIP Period based on its unaudited consolidated financial statements, then the Initial B-A UIP Payment Date shall be May 1, 2007;

(ii) an "**Annual B-A UIP Payment Date**" shall be the date that is the earlier of (x) the first Interest Payment Date for the regular payment of interest on the Series B-A-P Notes following the Shareholders' Meeting Date next succeeding the end of an Annual B-A UIP Period and (y) May 1st of the Fiscal Year next succeeding the end of such Annual B-A UIP Period; *provided*, that if the relevant Shareholders' Meeting Date occurs on or after April 30th of the Fiscal Year next succeeding the end of such Annual B-A UIP Period due to a Permitted Extension, then the Annual B-A UIP Payment Date shall be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date next succeeding the end of such Annual B-A UIP Period; *provided*, *further*, that if the Company exercises its option to determine B-A UIP Interest for an Annual B-A UIP Period based on its unaudited consolidated financial statements, then the Annual B-A UIP Payment Date for such Annual B-A UIP Period shall be May 1st of the Fiscal Year next succeeding the end of such Annual B-A UIP Period;

(iii) the "**Final B-A UIP Payment Date**" shall be the final payment date on which outstanding principal is paid on the Series B-A-P Notes; and

(iv) a "**Semi-Annual B-A UIP Payment Date**" shall be a date on or prior to the date on which the Company makes the relevant semi-annual Restricted Payment.

Each of the Initial B-A UIP Payment Date, each Annual B-A UIP Payment Date, the Final B-A UIP Payment Date and any Semi-Annual UIP Payment Date is hereinafter referred to as a "**B-A UIP Payment Date**." The "**B-A UIP Record Date**" for B-A UIP Interest payable on any B-A UIP Payment Date shall be the date that is 15 days prior to the relevant B-A UIP Payment Date (whether or not such date is a Business Day).

"**Shareholders' Meeting Date**" means, with respect to any Fiscal Year, the date on which the Company's audited consolidated financial statements are formally approved by its shareholders at its annual shareholders' meeting in such Fiscal Year.

"**Permitted Extension**" means an extension, granted pursuant to the rules and regulations of the CNV, of the date by which the Company is required to file its audited consolidated financial statements with the CNV; *provided*, that such extension relates, directly or indirectly, to potential adjustments that may be made with respect to the Company's audited consolidated financial statements and/or Consolidated Adjusted EBITDA, as applicable, which adjustments may, in the Company's reasonable discretion, affect any calculations or determinations to be made with respect to any amounts that would be due under the Notes or the Amended and Restated IDB Facility Loans.

(d) *Calculation and Determination of B-A UIP Interest.*

(i) *Date of Determination of B-A UIP Interest.* The Company shall make all calculations or determinations with respect to (x) B-A UIP Interest due and payable on any Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be, on the relevant Shareholders' Meeting Date (or, if the relevant Shareholders' Meeting Date has not occurred prior to such Annual B-A UIP Payment Date or Initial B-A UIP Payment Date, as the case may be, on April 30th), (y) B-A UIP Interest due and payable on any Semi-Annual B-A UIP Payment Date on the date of the meeting of the Board of Directors to approve the Company's semi-annual consolidated financial statements and (z) B-A UIP Interest due and payable on the Final B-A UIP Payment Date on the Business Day immediately preceding such Final B-A UIP Payment Date, and in the case of each of (x), (y) and (z), such calculation or determination shall be based on the U.S. Dollar Equivalent of any amount, to the extent necessary for such calculation or determination, as of the relevant date of calculation or determination.

(ii) *Calculation of B-A UIP Interest.* The aggregate amount of B-A UIP Interest, if any, payable on any B-A UIP Payment Date shall be equal to the *product of* (w) the weighted average aggregate principal amount of Outstanding Series B-A-P Notes during the related B-A UIP Period *multiplied by* (x) the Applicable B-A UIP Interest Rate (as defined below), *multiplied by* (y) the number of days in the relevant B-A UIP Period, *divided by* (z) 360 ("**Aggregate B-A UIP Interest Amount**"). The amount of B-A UIP Interest, if any, payable on any Series B-A-P Note Outstanding as of the B-A UIP Record Date for the relevant B-A UIP Payment Date shall be equal to the *product of* (x) the Aggregate B-A UIP Interest Amount *multiplied by* (y) the outstanding principal amount of such Series B-A-P Note on the relevant B-A UIP Record Date *divided by* (z) the aggregate outstanding principal amount of all Outstanding Series B-A-P Notes on the relevant B-A UIP Record Date. For purposes of this clause (ii), the weighted average aggregate principal amount of Outstanding Series B-A-P Notes for any B-A UIP Period shall be calculated by *dividing* (1) the sum of the aggregate outstanding principal amount of Outstanding Series B-A-P Notes on each day during such B-A UIP Period, by (2) the number of days in such B-A UIP Period.

(iii) *B-A UIP Interest Rates.* The "**Applicable B-A UIP Interest Rate**" shall be determined as follows:

A. If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the *sum* of Consolidated Adjusted EBITDA for each full fiscal quarter ending during the corresponding Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be (each, a "**B-A UIP Reference Quarter**")) is greater than US$160.0 million (or, with respect to a Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be, the Pro-Rated Portion (as defined below) of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 0.75% per annum;

B. If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the *sum* of Consolidated Adjusted EBITDA for the relevant B-A UIP Reference Quarters) is greater than US$180.0 million (or, with respect to a Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be, the Pro-Rated Portion of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 1.25% per annum; and

C. If Consolidated Adjusted EBITDA for an Annual B-A UIP Period (or, with respect to (x) the Initial B-A UIP Period, for the Fiscal Year ending December 31, 2006 or (y) any Semi-Annual B-A UIP Period or the Final B-A UIP Period, the *sum* of Consolidated Adjusted EBITDA for the relevant B-A UIP Reference Quarters) is greater than US$210.0 million (or, with respect to a Semi-Annual B-A UIP Period or the Final B-A UIP Period, as the case may be, the Pro-Rated Portion of such amount), the Applicable B-A UIP Interest Rate with respect to such B-A UIP Period shall be 2.00% per annum;

subject in each case to adjustment pursuant to subparagraph (e) below and *provided, however*, that, if due to the redemption in whole of the Series B-A-P Notes or the early repayment of the Series B-A-P Notes through the payment of Early Amortization Amounts, the Final B-A UIP Payment Date occurs on or after January 1, 2013 but prior to March 31, 2013, then the Applicable B-A UIP Interest Rate shall be determined by reference to Consolidated Adjusted EBITDA for the preceding Annual B-A UIP Period.

For the avoidance of doubt, any reference to B-A UIP Interest herein shall mean B-A UIP Interest, as adjusted pursuant to the UIP True-Up (as defined below), if applicable, and shall exclude the Series B-A-P Base Interest Rate on the Series B-A-P Notes set forth in paragraph 6 herein.

"**Pro-Rated Portion**" means, with respect to (i) the Semi-Annual B-A UIP Period, 50% and (ii) the Final B-A UIP Period, a fraction, the numerator of which is equal to the number of B-A UIP Reference Quarters included in such Final B-A UIP Period and the denominator of which is equal to 4.

(e) *Calculation of UIP True-Up.* If the Company pays B-A UIP Interest on any Semi-Annual B-A UIP Payment Date during an Annual B-A UIP Period, the Initial B-A UIP Period or the Final B-A UIP Period, following the end of such B-A UIP Period, the Company shall recalculate the amount of B-A UIP Interest that is due and payable in respect of such entire Annual B-A UIP Period, Initial B-A UIP Period or Final B-A UIP Period, as the case may be. The amount of B-A UIP Interest that will be due and payable with respect to the weighted average aggregate principal amount of Outstanding Series B-A-P Notes on the relevant B-A UIP Payment Date in respect of such Annual B-A UIP Period, Initial B-

A UIP Period or Final B-A UIP Period, as the case may be, will be equal to the *difference*, if positive, between (x) the amount of B-A UIP Interest that is due and payable in respect of such Annual B-A UIP Period, Initial B-A UIP Period or Final B-A UIP Period, as the case may be, and (y) the amount of B-A UIP Interest that was paid by the Company on the preceding Semi-Annual B-A UIP Payment Date (the "**UIP True-Up**").

(f) *Other Matters*. (i) *Audited and Unaudited Financial Statements.* In computing B-A UIP Interest with respect to any B-A UIP Period, the Company shall use audited consolidated financial statements for any calculation or determination of B-A UIP Interest with respect to any B-A UIP Period other than the Final B-A UIP Period and the Company may use unaudited consolidated financial statements for any calculation or determination of B-A UIP Interest with respect to the Final B-A UIP Period; *provided, however*, that if the date by which the Company is required to file its audited consolidated financial statements with the CNV is extended by the CNV to a date beyond April 30th of the relevant year, the Company may use its unaudited consolidated financial statements for the calculation or determination of B-A UIP Interest (other than for the calculation or determination of B-A UIP Interest for a Semi-Annual B-A UIP Period). Further, in computing B-A UIP Interest with respect to any B-A UIP Period, the Company will (x) be permitted to rely in good faith on the consolidated financial statements that are available on the date of determination, and (y) use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV. The Company shall calculate and determine B-A UIP Interest for a Semi-Annual B-A UIP Period on the basis of the Company's audited consolidated financial statements for the two fiscal quarters comprising such Semi-Annual B-A UIP Period.

(ii) *B-A UIP Interest Paid After May 1.* If the Company does not pay B-A UIP Interest by May 1st due to a Permitted Extension in any Fiscal Year in which B-A UIP Interest is determined by the Company to be due and payable in respect of the preceding Annual B-A UIP Period or Initial B-A UIP Period, as the case may be (other than due to exercise of its Installment Option), then additional interest shall accrue on the aggregate amount of such B-A UIP Interest due and payable, at a rate or rates per annum equal to the applicable Series B-A-P Base Interest Rate(s) for the Series B-A-P Notes for such preceding Annual B-A UIP Period or Initial B-A UIP Period, as the case may be, for the period from and including May 1st of such Fiscal Year to but excluding the Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be. The Company shall pay such additional interest on the Annual B-A UIP Payment Date or the Initial B-A UIP Payment Date, as the case may be.

(iii) *Additional B-A UIP Amount.* If the Company determines and pays B-A UIP Interest for any B-A UIP Period based on its unaudited consolidated financial statements, as soon as reasonably practicable after (but in no case more then 10 Business Days after) the date on which the Company's audited consolidated financial statements for the relevant B-A UIP Period become available, the Company will recalculate Consolidated Adjusted EBITDA based on such audited consolidated financial statements and, if such recalculation results in a higher Applicable B-A UIP Interest Rate with respect to such B-A UIP Period, the Company will pay Holders of Outstanding Series B-A-P Notes as of the date that is 15 days prior to such payment date (whether or not such date is a Business Day) an amount (the "**Additional B-A UIP Amount**") equal to the *difference* between (x) the interest amount that would have been paid by the Company in respect of such B-A UIP Period based on such higher Applicable B-A UIP Interest Rate and (y) the corresponding interest amount previously paid in respect of such B-A UIP Period based on a lower Applicable B-A UIP Interest Rate. In addition, the Additional B-A UIP Amount will bear interest from and including the relevant B-A UIP Payment Date to which such Additional B-A UIP Amount relates to but excluding the date on which the Company pays any such Additional B-A UIP Amount at a rate per annum equal to the applicable Series B-A-P Base Interest Rate for the Series B-A-P Notes in effect on the relevant B-A UIP Payment Date for the Series B-A-P Notes.

(iv) *Subsequent Adjustments of Financial Statements.* Any action (x) taken by the Company in good faith in connection with this paragraph 7 in accordance with the requirements hereof or of the Indenture in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant B-A UIP Period and (y) deemed to be in violation of the requirements hereof or of the Indenture as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements hereof and of the Indenture.

8. Default Interest. The Series B-A-P Notes shall bear interest on the amount of principal, premium or interest (including B-A UIP Interest and Additional Amounts, if any), as the case may be, that is overdue with respect to the Series B-A-P Notes from and including the date on which such amount first becomes overdue at a rate per annum equal to the *sum* of (i) the Series B-A-P Base Interest Rate applicable to such Series B-A-P Notes on the due date for such amount, *plus* (ii) 2.0% ("**Series B-A-P Default Interest**"); *provided, however*, that Series B-A-P Default Interest shall not be payable if the overdue amount became due during the existence of any of the circumstances described in Section 5.1(1) of the Indenture; *provided, further* that such Series B-A-P Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the relevant cure period specified in Section 5.1(1) of the Indenture. For the avoidance of doubt, any amounts paid in installments pursuant to Section 1.13 of the Indenture shall not be deemed overdue. Such Series B-A-P Default Interest on overdue amounts with respect to the Series B-A-P Notes shall be payable by the Company on demand and will accrue until the date any such overdue amount, including Series B-A-P Default Interest thereon, is paid in full.

9. Place of Payment. The principal of, and any premium and interest on, the Series B-A-P Notes shall be payable at the offices or agencies of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, United States and in Buenos Aires, Argentina.

10. Optional Redemption Prices and Redemption Restrictions. (a) Subject to and in accordance with the provisions of Sections 11.9 and 11.10 of the Indenture and subparagraph (b) below, the Series B-A-P Notes may be redeemed by the Company in each of the periods indicated below, in whole or in part, at the Company's option from time to time on any Interest Payment Date on which there are no Series A Notes, Series A-P Notes or Tranche A Loans Outstanding at the following Redemption Prices (expressed as a percentage of the principal amount of the Series B-A-P Notes to be redeemed set forth opposite each such period), together with accrued and unpaid regular interest (including any Additional Amounts) on the principal amount of the Series B-A-P Notes to be redeemed, if any, and any other amounts due to the Redemption Date:

Period	**Redemption Price**
For the period from and including December 15, 2004 to and including December 14, 2008	102.0%
For the period from and including December 15, 2008 to and including December 14, 2010	101.5%
For the period from and including December 15, 2010 to and including December 14, 2012	101.0%
For the period from and including December 15, 2012 to and including December 14, 2013	100.5%

(b) The Company shall not have the option to redeem any Series B-A-P Notes pursuant to subparagraph (a) above and Sections 11.9 or 11.10 of the Indenture prior to the date on which there are no longer any Series A Notes, Series A-P Notes or Tranche A Loans Outstanding.

11. Sinking Fund. The Company shall not be obligated to redeem or purchase the Series B-A-P Notes pursuant to any sinking fund or analogous provisions.

12. Defeasance. The Series B-A-P Notes shall be defeasible as provided in, and in accordance with, Sections 13.2 and 13.3 of the Indenture.

13. Form of Notes. The Series B-A-P Notes may be issued in whole or in part in the form of one or more Global Notes and in the form of one or more certificated Notes. The initial Depositary for any such Global Notes shall be The Depository Trust Company. The form of the Regulation S Global Note for the Series B-A-P Notes is attached hereto as Exhibit E-1 and the form of the Restricted Global Note for the Series B-A-P Notes is attached hereto as Exhibit E-2.

14. Definitions. Unless the context shall otherwise require, or unless otherwise defined herein or in Annex A hereto, capitalized terms used herein shall have the respective meanings specified in the Indenture.

Series B-B-P Notes

1. Title. The designation of the sixth series of Notes shall be the Series B-B-P Variable Fixed Rate Notes Due 2013 (the "**Series B-B-P Notes**").

2. Principal Amount. The aggregate principal amount of the Series B-B-P Notes initially shall be limited to US$3,347,671 (except for Series B-B-P Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Series B-B-P Notes pursuant to Sections 3.4, 3.5, 3.6, 3.7, 9.5 or 11.7 of the Indenture and except for any Series B-B-P Notes which, pursuant to Section 3.3 of the Indenture, are deemed never to have been authenticated and delivered thereunder).

3. Person Entitled to Interest. Subject to the provisions of Section 3.8 of the Indenture, regular interest and B-B-P Interest (as defined below) will be payable to the Person in whose name a Series B-B-P Note (or any predecessor Series B-B-P Note) is registered at the close of business on the Regular Record Date (as defined below) for such interest payment; *provided, however*, that if the Company defers any payment of B-B-P Interest, the deferred B-B-P Interest will be payable to the Person in whose name a Series B-B-P Note (or any predecessor Series B-B-P Note) is registered at the close of business on the Regular Record Date for the Interest Payment Date on which such deferred B-B-P Interest is paid.

4. Amortization Schedule. Subject to and in accordance with the provisions of the Indenture and subject to paragraphs 5, 10 and 12 below, the Company shall repay, on each payment date listed in the table below (each, a "**Principal Payment Date**"), and with respect to each $1,000 in aggregate principal amount of the Series B-B-P Notes, the aggregate principal amount of the Series B-B-P Notes (each, a "**Principal Payment Amount**") set forth opposite each such Principal Payment Date, until the principal amount of the Series B-B Notes has been paid or duly provided for:

Principal Payment Date	Principal Payment Amount
March 15, 2011	US$102.50
June 15, 2011	US$102.50
September 15, 2011	US$102.50
December 15, 2011	US$102.50
March 15, 2012	US$110.00
June 15, 2012	US$110.00
September 15, 2012	US$110.00
December 15, 2012	US$110.00
March 15, 2013	US$37.50
June 15, 2013	US$37.50
September 15, 2013	US$37.50
December 15, 2013	US$37.50
TOTAL	**US$1,000.00**

The "**Regular Record Date**" for principal payable with respect to the Series B-B-P Notes on a Principal Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Principal Payment Date. The Trustee, as Principal Paying Agent, shall revise the foregoing amortization schedule upon receipt of written notification from the Company of (i) the application of any Early Amortization Amounts to the Series B-B-P Notes pursuant to paragraph 5 and Annex A hereto or (ii) the defeasance of the Series B-B-P Notes pursuant to paragraph 12 hereto and Section 13.2 of the Indenture.

5. Early Cash Surplus Amortization. The Company shall pay Early Amortization Amounts (as defined in Annex A) in respect of the outstanding principal of the Series B-B-P Notes pursuant to the terms and conditions set forth in Annex A hereto.

6. Regular Interest Rates and Regular Interest Payment Dates. The Series B-B-P Notes shall bear regular interest at the following rates per annum (each, the "**Series B-B-P Base Interest Rate**"):

i) 7.00% for the period from and including December 15, 2004 to and including December 14, 2005;

ii) 7.50% for the period from and including December 15, 2005 to and including December 14, 2006;

iii) 8.00% for the period from and including December 15, 2006 to and including December 14, 2008;

iv) 8.50% for the period from and including December 15, 2008 to and including December 14, 2009;

v) 9.00% for the period from and including December 15, 2009 to and including December 14, 2010;

vi) 9.50% for the period from and including December 15, 2010 to and including December 14, 2011; and

vii) 10.00% for the period from and including December 15, 2011 to and including December 14, 2013;

The Series B-B-P Notes will bear regular interest on the outstanding unpaid principal amount of the Series B-B-P Notes at the applicable Series B-B-P Base Interest Rate from the date hereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (each, an "**Interest Payment Date**"), commencing March 15, 2005, until the principal amount of the Series B-B-P Notes has been paid or duly provided for. The "**Regular Record Date**" for regular interest and B-B Interest payable with respect to the Series B-B-P Notes on an Interest Payment Date shall be the February 28, May 31, August 31 and November 30 (whether or not such date is a Business Day), as the case may be, next preceding such Interest Payment Date.

7. Additional Interest. The Company shall also make additional interest payments on the Series B-B-P Notes ("**B-B-P Interest**"), at the following rates per annum (each, a "**B-B-P Interest Rate**"):

i) 0.60% for the period from and including December 15, 2006 to and including December 14, 2007;

ii) 0.65% for the period from and including December 15, 2007 to and including December 14, 2008;

iii) 0.70% for the period from and including December 15, 2008 to and including December 14, 2009;

iv) 0.75% for the period from and including December 15, 2009 to and including December 14, 2010;

v) 0.80% for the period from and including December 15, 2010 to and including December 14, 2011;

vi) 0.85% for the period from and including December 15, 2011 to and including December 14, 2012; and

vii) 0.90% for the period from and including December 15, 2012 to and including December 14, 2013.

The Series B-B-P Notes will bear B-B-P Interest on the outstanding unpaid principal amount of Series B-B-P Notes at the applicable B-B-P Interest Rate from December 15, 2006 or from the most recent Interest Payment Date to which B-B-P Interest has been paid or duly provided for, payable quarterly in arrears on each Interest Payment Date, commencing March 15, 2007, until the principal amount of the Series B-B-P Notes has been paid or duly provided for.

The Company may, at its sole option, defer any payment of B-B-P Interest otherwise payable on any Interest Payment Date (the "**Deferral Date**") for up to four consecutive Interest Payment Dates (excluding the Interest Payment Date that is also the Deferral Date) (the "**Deferral Period**"); *provided*, that (i) the Company must pay deferred B-B-P Interest (x) on an Interest Payment Date occurring during the Deferral Period and (y) not later than the Interest Payment Date that corresponds to the earlier of (A) the anniversary of the Deferral Date and (B) the date of Maturity of the Series B-B-P Notes (the "**Deferred B-B Interest Payment Date**"), (ii) B-B-P Interest shall continue to accrue on any deferred B-B Interest at the applicable B-B-P Interest Rate that was in effect for the purpose of calculating the B-B-P Interest so deferred, until the Deferred B-B-P Interest Payment Date and (iii) such additional B-B-P Interest shall be payable on the Deferred B-B-P Interest Payment Date. If the final payment date on which outstanding principal is paid on the Series B-B-P Notes occurs prior to the Interest Payment Date set forth in the preceding sentence, any deferred B-B-P Interest shall be payable on such final payment date.

8. Default Interest. The Series B-B-P Notes shall bear interest on the amount of principal, premium or interest (including B-B Interest and Additional Amounts, if any), as the case may be, that is overdue with respect to the Series B-B-P Notes from and including the date on which such amount first becomes overdue at a rate per annum equal to the *sum* of (i) the Series B-B-P Base Interest Rate applicable to such Series B-B-P Notes on the due date for such amount, *plus* (ii) 2.0% ("**Series B-B-P Default Interest**"); *provided, however*, that Series B-B-P Default Interest shall not be payable if the overdue amount became due during the existence of any of the circumstances described in Section 5.1(1) of the Indenture; *provided, further* that such Series B-B-P Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the relevant cure period specified in Section 5.1(1) of the Indenture. For the avoidance of doubt, any amounts paid in installments pursuant to Section 1.13 of the Indenture shall not be deemed overdue. Such Series B-B-P Default Interest on overdue amounts with respect to the Series B-B-P Notes shall be payable by the Company on demand and will accrue until the date any such overdue amount, including Series B-B-P Default Interest thereon, is paid in full.

9. Place of Payment. The principal of, and any premium and interest on, the Series B-B-P Notes shall be payable at the offices or agencies of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, United States and in Buenos Aires, Argentina.

10. Optional Redemption Prices and Redemption Restrictions. (a) Subject to and in accordance with the provisions of Sections 11.9 and 11.10 of the Indenture and subparagraph (b) below, the Series B-B-P Notes may be redeemed by the Company, in whole or in part, at the Company's option from time to time on any Interest Payment Date on which there are no Series A Notes, Series A-P Notes or Tranche A Loans Outstanding at a Redemption Price equal to 100% of the principal amount of the Series B-B-P Notes to be redeemed, together

with accrued and unpaid interest (including any Additional Amounts) on the principal amount of the Series B-B-P Notes to be redeemed, if any, and any other amounts due to the Redemption Date.

(b) The Company shall not have the option to redeem any Series B-B-P Notes pursuant to subparagraph (a) above and Sections 11.9 or 11.10 of the Indenture prior to the date on which there are no longer any Series A Notes, Series A-P Notes or Tranche A Loans Outstanding.

11. Sinking Fund. The Company shall not be obligated to redeem or purchase the Series B-B-P Notes pursuant to any sinking fund or analogous provisions.

12. Defeasance. The Series B-B-P Notes shall be defeasible as provided in, and in accordance with, Sections 13.2 and 13.3 of the Indenture.

13. Form of Notes. The Series B-B-P Notes may be issued in whole or in part in the form of one or more Global Notes and in the form of one or more certificated Notes. The initial Depositary for any such Global Notes shall be The Depository Trust Company. The form of the Restricted Global Note for the Series B-B-P Notes is attached hereto as Exhibit F-1.

14. Definitions. Unless the context shall otherwise require, or unless otherwise defined herein or in Annex A hereto, capitalized terms used herein shall have the respective meanings specified in the Indenture.

IN WITNESS WHEREOF, the undersigned have signed this certificate.

Dated: December 15, 2004

TRANSPORTADORA DE GAS DEL SUR S.A

By: ____________________________
Name:
Title:

By: ______________________________
Name:
Title:

<u>ANNEX A</u>

EARLY CASH SURPLUS AMORTIZATION

(1) *<u>General.</u>* Subject to and in accordance with the terms and conditions set forth in paragraphs 2 through 9 below and in the Indenture, the Company shall apply a portion of its Cash Surplus, if any, to pay amounts ("**Early Amortization Amounts**") in respect of outstanding principal of the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be, with respect to each Fiscal Year, or portion thereof, occurring during the period from and including December 15, 2004 to and including December 14, 2010 (the "**Applicable Amortization Period**").

(2) *<u>Early Amortization Periods.</u>*

(a) *Initial, Annual and Final Periods*. The Company shall determine whether Early Amortization Amounts are payable in respect of the following periods occurring during the Applicable Amortization Period:

(i) the period from and including December 15, 2004 to and including December 31, 2004 (the "**Initial Partial Fiscal Year**");

(ii) each of the following annual periods (each, an "**Applicable Fiscal Year**"):

A. the period from and including January 1, 2005 to and including December 31, 2005;

B. the period from and including January 1, 2006 to and including December 31, 2006;

C. the period from and including January 1, 2007 to and including December 31, 2007;

D. the period from and including January 1, 2008 to and including December 31, 2008; and

E. the period from and including January 1, 2009 to and including December 31, 2009; and

(iii) the period from and including January 1, 2010 to and including December 14, 2010 (the "**Final Partial Fiscal Year**"); and

(b) *Semi-Annual Period.* If the Company makes a semi-annual Restricted Payment (other than the payment of a Management Fee) in any Applicable Fiscal Year, the Company shall also determine whether Early Amortization Amounts are payable in respect of the first two fiscal quarters of such Applicable Fiscal Year (each, a "**Semi-Annual Fiscal Period**"); and

(c) *Quarterly Period.* The Company may, at its sole election, determine and pay Early Amortization Amounts in respect of any fiscal quarter of an Applicable Fiscal Year, the Initial Partial Fiscal Year or the Final Partial Fiscal Year (each, a "**Quarterly Fiscal Period**," and, together with the Initial Partial Fiscal Year, the Applicable Fiscal Years, the Final Partial Fiscal Year and any Semi-Annual Fiscal Period each, an "**Early Amortization Period**").

(3) *<u>Priority of Early Amortization Payments</u>*. On any Early Amortization Payment Date, the aggregate Early Amortization Amount will be applied as follows: (i) first to the Outstanding Tranche A Debt Obligations, on a pro rata basis, until such Tranche A Debt Obligations are no longer Outstanding and (ii) next to the Outstanding Tranche B Debt Obligations, on a pro rata basis, until such Tranche B Debt Obligations are no longer Outstanding.

(4) *<u>Calculation of Aggregate Early Amortization Amount.</u>* The aggregate Early Amortization Amount, if any, that the Company will pay to holders of the Tranche A Debt Obligations or, if no Tranche A Debt Obligations are Outstanding, to holders of the Tranche B Debt Obligations on the applicable Early

Amortization Payment Date in respect of an Early Amortization Period for which the Company is required to or elects to pay an Early Amortization Amount shall be determined as follows:

(a) *Initial Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of the Initial Partial Fiscal Year (the "**Initial Early Amortization Amount**") will be equal to the *product* of (x) Adjusted Cash Surplus determined by reference to Cash as of December 31, 2004 and (y) 0.047;

(b) *Annual Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of an Applicable Fiscal Year (each, an "**Annual Early Amortization Amount**") will be equal to Adjusted Cash Surplus determined by reference to Cash as of December 31st of the Applicable Fiscal Year in respect of which such Annual Early Amortization Amount is being paid;

(c) *Semi-Annual Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of a Semi-Annual Fiscal Period (each, a "**Semi-Annual Early Amortization Amount**") will be equal to Adjusted Cash Surplus determined by reference to Cash as of the last day of the Semi-Annual Fiscal Period in respect of which such Semi-Annual Early Amortization Amount is being paid;

(d) *Quarterly Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of a Quarterly Fiscal Period (each, a "**Quarterly Early Amortization Amount**") will be equal to Adjusted Cash Surplus determined by reference to Cash as of the last day of the fiscal quarter in respect of which such Quarterly Early Amortization Amount is being paid; and

(e) *Final Early Amortization Amount*: The aggregate Early Amortization Amount payable by the Company in respect of the Final Partial Fiscal Year (the "**Final Early Amortization Amount**") will be equal to the *product* of (x) Adjusted Cash Surplus determined by reference to Cash as of December 31, 2010 and (y) 0.967.

"*Adjusted Cash Surplus*" means, as of any date of determination, the *product* of (i) Cash Surplus determined as of such date, *multiplied by* (ii) (w) if the Company's Consolidated Debt Ratio is greater than or equal to 4.00 to 1 as of such date, 0.65, (x) if the Company's Consolidated Debt Ratio is greater than or equal to 3.50 to 1, but less than 4.00 to 1, as of such date, 0.50, (y) if the Company's Consolidated Debt Ratio is greater than or equal to 3.00 to 1, but less than 3.50 to 1, as of such date, 0.30, and (z) if the Company's Consolidated Debt Ratio is less than 3.00 to 1 as of such date, zero (0).

"*Cash*" means, as of any date, without duplication, the *sum* of (a) the amount shown in the line item entitled "Cash and cash equivalents" (or successor line item) as of the last day of the relevant fiscal period in the Company's most recent consolidated statements of cash flows as of such date prepared in accordance with Argentine GAAP and the requirements of the CNV, and (b) the amount of Investments of the type specified in Clause (xvi) of the definition of "Permitted Investments" set forth in Section 1.1 of the Indenture as of the last day of the relevant fiscal period; *minus*, (I) to the extent otherwise included, without duplication, the following amounts from (a) and (b), which, except as provided in Clauses (vi) and (vii) below, shall be determined on a consolidated basis including the Company and its Subsidiaries (other than Project Finance Subsidiaries): (i) any proceeds received by the Company in connection with the sale or other disposition of the fixed or capital assets the proceeds of which are not subject to the restrictions of Section 10.20 of the Indenture, (ii) any proceeds (or portion thereof) received by the Company in connection with the sale or other disposition of Non-Regulated Assets (x) that were reinvested (or committed to be reinvested) within the Reinvestment Period in any line of business in which the Company or any of its Subsidiaries is engaged as of the Issue Date, or (y) to the extent that such date of calculation or determination falls during the Reinvestment Period applicable to such proceeds (or portion thereof), (iii) any proceeds attributable to or otherwise received by the Company as a result of Customer Advances, (iv) any proceeds received by the Company by the Incurrence of any Permitted Indebtedness (other than Indebtedness Incurred pursuant to Clause (iv) of the definition of "Permitted Indebtedness" set forth in Section 1.1 of the Indenture), (v) any Remaining Debt Reserve, (vi) any amount of cash reflected on the balance sheet of Project Finance Subsidiaries except to the extent that such cash could be paid to the Company (A)(1) as a lawful dividend or (2) as an amount due and payable to the Company under any then existing management contract or other agreement between the Company and such Project Finance Subsidiary, (B) in compliance with all loan agreements and other agreements to which one or more Persons other than an Affiliate of the Company is a party and pursuant to which such Project Finance Subsidiary's outstanding Project Finance Indebtedness has been issued and (C) in compliance with all laws, rules and regulations applicable to such Project Finance Subsidiaries, (vii) any amount of cash reflected on the balance sheet of the Company's Subsidiaries (other than Project Finance Subsidiaries) that is not deducted pursuant to Clause (viii), except to the extent that such cash could be paid to the Company (A)(1) as a lawful dividend or (2) as an amount due and payable to the Company under any then existing management contract or other agreement between the Company and such Subsidiary and (B) in compliance with all laws, rules and regulations applicable, and (viii) any amount equal to the cash held by each of the Company's Subsidiaries multiplied by, in each case, the proportionate ownership interest of such Subsidiary owned by third parties; and *minus* (II) (ix) any and all accrued and unpaid Restructuring Expenses, and (x) the amount of Alternative Funding as of the date immediately preceding such date on which Cash is determined.

"*Cash Surplus*" means, as of any date of determination, Cash on that date, *minus* (i) U.S.$25.0 million, *minus* (ii) the portion of the next scheduled amortization amounts on the Company's Indebtedness (other than subordinated indebtedness) that have arisen on or prior to the relevant fiscal quarter end, assuming for the purpose that amortization amounts payable on a periodic basis arise ratably on a daily basis throughout the relevant period, *minus* (iii) accrued and unpaid interest (including any accrued and unpaid Additional Amounts and any accrued and unpaid additional amounts under the Amended and Restated IDB Loan Agreements) on the Company's Indebtedness (other than subordinated indebtedness), including B-A UIP Interest and B-B Interest, as of such fiscal quarter end, *minus* (iv) accrued and unpaid taxes as of such fiscal quarter end, *minus* (v) committed and unpaid Capital Expenditures that are scheduled to be paid within 60 days following such fiscal quarter end and were otherwise permitted by Section 10.18 of the Indenture, *minus* (vi) the amount of Restricted Payments that have accrued or dividends that have been proposed by the Board of Directors of the Company or declared by shareholders of the Company, as the case may be, as of such date of determination with respect to the immediate preceding Fiscal Year or relevant period, which Restricted Payments or dividends were otherwise permitted by Section 10.19 of the Indenture, such amounts in Clauses (ii) through (v) determined on a consolidated basis including the Company and its Subsidiaries (other than Project Finance Subsidiaries), and *minus* (vii) the amount of any Cash Surplus in respect of which an Early Amortization Amount has been paid in full prior to such date of determination and on the basis of the Company's most recent consolidated financial statements available as of such date of determination; *provided, however*, that the aggregate amount to be deducted pursuant to each of Clauses (ii), (iii), (iv) and (v) above in respect of the Company's Subsidiaries shall be equal to the total amount of such amortization, interest, taxes or Capital Expenditures in respect of each Subsidiary multiplied by a fraction that represents the Company's proportionate ownership in such Subsidiary.

(5) *Early Amortization Payment Dates*. The Early Amortization Payment Dates shall be as set forth below:

(a) *Initial Early Amortization Payment Date*: The Company will pay the Initial Early Amortization Amount on the earlier of (i) the first Interest Payment Date for the regular payment of interest on the Initial Notes following the Shareholders' Meeting Date occurring in 2005 and (ii) May 1, 2005; *provided, however*, that if the relevant Shareholders' Meeting Date occurs on or after April 30, 2005 due to a Permitted Extension, then the date on which the Company will pay the Initial Early Amortization Amount will be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date*; provided, further*, that if the Company exercises its option to determine the Initial Early Amortization Amount based on its unaudited consolidated financial statements, the Company will pay the Initial Early Amortization Amount on May 1, 2005 (such date, the "**Initial Early Amortization Payment Date**");

(b) *Annual Early Amortization Payment Date*: The Company will pay the Annual Early Amortization Amount in respect of an Applicable Fiscal Year on the earlier of (i) the first Interest Payment Date for the regular payment of interest on the Initial Notes following the Shareholders' Meeting Date occurring in the Fiscal Year subsequent to such Applicable Fiscal Year and (ii) May 1st of the Fiscal Year subsequent to such Applicable Fiscal Year; *provided, however*, that if the relevant Shareholders' Meeting Date occurs on or after April 30th of the Fiscal Year subsequent to such Applicable Fiscal Year due to a Permitted Extension, then the date on which the Company will pay the Annual Early Amortization Amount in respect of such Applicable Fiscal Year will be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date*; provided, further*, that if the Company exercises its option to determine an Annual Early Amortization Amount based on its unaudited consolidated financial statements, the Company will pay such Annual Early Amortization Amount on May 1st of the Fiscal Year subsequent to such Applicable Fiscal Year (such date, the "**Annual Early Amortization Payment Date**");

(c) *Semi-Annual Early Amortization Payment Date*: If required to pay a Semi-Annual Early Amortization Amount in respect of a Semi-Annual Fiscal Period pursuant to paragraph 2(b) above, the Company will pay the Semi-Annual Early Amortization Amount in respect of such Semi-Annual Fiscal Period on or prior to the date that the Company makes the relevant semi-annual Restricted Payment (such date, the "**Semi-Annual Early Amortization Payment Date**");

(d) *Quarterly Early Amortization Payment Date*: If the Company, in its sole discretion, elects to pay a Quarterly Early Amortization Amount with respect to any Quarterly Fiscal Period, the Company will pay such Quarterly Early Amortization Amount in respect of such Quarterly Fiscal Period on the first Interest Payment Date for the regular payment of interest on the Initial Notes following the end of the fiscal quarter in respect of which such Quarterly Early Amortization Amount is being paid; *provided*, that if consolidated financial statements in respect of such fiscal quarter are not available on such Interest Payment Date, the Company will pay such Quarterly Early Amortization Amount on the following Interest Payment Date (each such date, a "**Quarterly Early Amortization Payment Date**");

(e) *Final Early Amortization Payment Date*: The Company will pay the Final Early Amortization Amount on the earlier of (i) the first Interest Payment Date for the regular payment of interest on the Initial Notes following the Shareholders' Meeting Date occurring in 2011 and (ii) May 1, 2011; *provided, however,* that if the relevant Shareholders' Meeting Date occurs on or after April 30, 2011 due to a Permitted Extension, then the date on which the Company will pay the Final Early Amortization Amount will be a date occurring not later than the fifth Business Day following such Shareholders' Meeting Date; *provided, further,* that if the Company exercises its option to determine the Final Early Amortization Amount based on its unaudited consolidated financial statements, the Company will pay the Final Early Amortization Amount on May 1, 2011 (such date, the "**Final Early Amortization Payment Date**," and, together with the Initial Early Amortization Payment Date, the Annual Early Amortization Payment Dates, the Semi-Annual Early Amortization Payment Dates and the Quarterly Early Amortization Payment Dates, each an "**Early Amortization Payment Date**").

"**Shareholders' Meeting Date**" shall have the meaning specified in paragraph 7(c) of the portion of the Officers' Certificate setting forth the terms and conditions of the Series B-A Notes.

"**Permitted Extension**" shall have the meaning specified in paragraph 7(c) of the portion of the Officers' Certificate setting forth the terms and conditions of the Series B-A Notes.

(6) *Record Date*. The Company will allocate each aggregate Early Amortization Amount payable on an Early Amortization Payment Date on a pro rata basis to each Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, Outstanding as of the record date for such Early Amortization Payment Date. The record date for any Early Amortization Payment Date shall be (i) if the relevant Early Amortization Amount is paid on a regular Interest Payment Date, the record date for such Interest Payment Date or (ii) if the relevant Early Amortization Amount is not paid on a regular Interest Payment Date, the 15th day prior to such Early Amortization Payment Date (whether or not such date is a Business Day).

(7) *Application of Early Amortization Amounts.* Each aggregate Early Amortization Amount that is paid by the Company shall result in an adjustment of the principal amortization schedule for the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be. Each adjustment with respect to an aggregate Early Amortization Amount shall be made as follows:

(a) an amount equal to 50% of each aggregate Early Amortization Amount shall:

(i) reduce the next upcoming scheduled amortization payment on the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be, and

(ii) thereafter reduce each succeeding scheduled amortization payment on the Tranche A Debt Obligations or the Tranche B Debt Obligations, as the case may be;

in each case, allocating such amount ratably as to each such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, in proportion to its aggregate principal amount, after giving effect to any prior reductions in the principal amortization schedule applicable to such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, as a result of the adjustments for aggregate Early Amortization Amounts in accordance with this paragraph 7 in respect of prior Early Amortization Periods, and

(b) an amount equal to 50% of each aggregate Early Amortization Amount shall equally reduce the amount of each of the scheduled amortization payment on the Tranche A Debt Obligations or Tranche B Debt Obligations, as the case may be, beginning with scheduled amortization payments occurring in the first Year in which no scheduled amortization payment has previously been made at the time of payment of such Early Amortization Amount, beginning with Year 4 through the final scheduled amortization date for the Tranche A Debt Obligations or Tranche B Debt Obligations, as the case may be; in each case, ratably as to each such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, in proportion to its aggregate principal amount, after giving effect to any prior reductions in the principal amortization schedule applicable to such Tranche A Debt Obligation or Tranche B Debt Obligation, as the case may be, as a result of the application of aggregate Early Amortization Amounts in accordance with this paragraph 7 in respect of prior Early Amortization Periods.

(8) *Calculation of Early Amortization Amounts.* All calculations or determinations of the Initial Early Amortization Amount, the Final Early Amortization Amount and any Annual Early Amortization Amount will be made on the relevant Shareholders' Meeting Date (or, if the relevant Shareholders' Meeting Date has not occurred prior to the Initial Early Amortization Payment Date, Final Early Amortization Payment Date or Annual Early Amortization Date, as the case may be, on April 30th). All calculations or determinations with respect to any Semi-Annual Early Amortization Amount or Quarterly Early Amortization Amount will be made on the Business Day immediately preceding the applicable Early Amortization Payment Date. All calculations or determinations with respect to Early Amortization Amounts will be based on the U.S. Dollar Equivalent of any amount, to the extent necessary for such calculation or determination, as of such date of calculation or determination.

(9) *Reliance on Financial Statements.* The Company shall use (i) audited consolidated financial statements for any calculation or determination of the Initial Early Amortization Amount, the Final Early Amortization Amount, any Semi-Annual Early Amortization Amount and any Annual Early Amortization Amount and (ii) unaudited consolidated financial statements for any calculation or determination of any Quarterly Early Amortization Amount; *provided, however*, that if the date by the which the Company is required to file its audited consolidated financial statements with the CNV is extended by the CNV, the Company may instead use unaudited consolidated financial statements for the calculation or determination of any Early Amortization Amount other than a Semi-Annual Early Amortization Amount. In addition, in computing the Early Amortization Amount, the Company may rely in good faith on the consolidated financial statements that are available on the date of determination, and the Company will use consolidated financial statements prepared in accordance with Argentine GAAP and the requirements of the CNV.

If the Company determines and pays the Initial Early Amortization Amount, the Final Early Amortization Amount or any Annual Early Amortization Amount based on its unaudited consolidated financial statements, as soon as reasonably practicable after (but in no case more than 10 Business Days after) the date on which the Company's audited consolidated financial statements for the relevant Early Amortization Period are available, the Company will redetermine such Initial Early Amortization Amount, Final Early Amortization Amount or Annual Early Amortization Amount, as the case may be, based on such audited consolidated financial statements and pay an amount equal to any positive difference between the amount so redetermined and the corresponding amount previously paid.

Any action (x) taken in good faith in connection with this covenant in accordance with the requirements hereof or of the Indenture in reliance upon the Company's audited consolidated financial statements or unaudited consolidated financial statements, as the case may be, applicable to the relevant period and (y) deemed to be in violation of the requirements hereof or of the Indenture as a result of subsequent adjustments made to the Company's audited consolidated financial statements or the Company's unaudited consolidated financial statements, as the case may be, affecting any amounts for such period which adjustments are required as a result of a change in accounting regulations or standards promulgated, issued or decreed by the CNV, the CPCECABA, the Argentine Federation or the Argentine Government or any agency thereof, shall be deemed to have been made in compliance with the requirements hereof and of the Indenture.

EXHIBIT 8.1

SUBSIDIARIES

The following are our subsidiaries:

Company Name	Country of incorporation	Proportion of Ownership Interest
Telcosur..	Argentina	99.98 %

EXHIBIT 12.1

CERTIFICATION

I, Pablo Ferrero, certify that:

1. I have reviewed this annual report on Form 20-F of Transportadora de Gas del Sur S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Omitted in accordance with the guidance of SEC Release No. 33-8238

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financing reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Date: June 24, 2005

/s/ Pablo Ferrero

Pablo Ferrero

Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Eduardo Pawluszek, certify that:

1. I have reviewed this annual report on Form 20-F of Transportadora de Gas del Sur S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Omitted in accordance with the guidance of SEC Release No. 33-8238

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financing reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 24, 2005

/s/ Eduardo Pawluszek

Eduardo Pawluszek

Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. ("the Company"), herby certifies, to such officer's knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2004 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 24, 2005

/s/ Pablo Ferrero

Pablo Ferrero

Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2004 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 24, 2005

/s/ Eduardo Pawluszek

Eduardo Pawluszek

Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2004 and 2003, and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in Notes 2.c and 2.h, the Company has discontinued the restatement of financial statements into constant currency as from March 1, 2003 and has recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the *Comisión Nacional de Valores ("CNV")*. Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003 and to recognize deferred taxes on a discounted basis, the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

In our opinion, with the exceptions of the matters described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.
Héctor A. López (Partner)
Buenos Aires, Argentina
February 3, 2005 (except with respect to the
matters discussed in Note 12 to the consolidated
financial statements, which is as of June 17, 2005)

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Stated in thousands of constant Argentine pesos as described in Note 2.c. except for per share and per ADS amounts in Argentine pesos)

	2004	2003	2002
Net revenues (Note 3)	994,084	892,795	939,457
Cost of sales (Note 13.f)	(466,340)	(427,251)	(435,722)
GROSS PROFIT	527,744	465,544	503,735
Administrative expenses (Note 13.h)	(27,486)	(25,952)	(33,633)
Selling expenses (Note 13.h)	(46,508)	(32,695)	(34,244)
OPERATING INCOME	453,750	406,897	435,858
Other expenses, net (Note 9.a and e)	(33,678)	(26,438)	(6,123)
Equity in (losses) / earnings of affiliates (Note 13.c)	(643)	4,030	(4,597)
Net financial expense (Note 2.p)	(260,935)	(219,847)	(1,071,371)
NET INCOME / (LOSS) BEFORE INCOME TAX	158,494	164,642	(646,233)
Income tax (expense) / benefit (Note 2.k)	(10,566)	121,532	37,831
NET INCOME / (LOSS) FOR THE YEAR	147,928	286,174	(608,402)
Net income / (loss) per share (Note 2.q)	0.19	0.36	(0.77)
Net income / (loss) per ADS (Note 2.q)	0.93	1.80	(3.83)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

	2004	2003		2004	2003
CURRENT ASSETS			CURRENT LIABILITIES		
Cash and deposits in banks	10,116	11,688	Accounts payable (Note 4.e)	108,506	78,569
Investments, net (Note 13.d)	325,777	664,149	Loans (Note 6)	148,388	3,245,242
Trade receivables, net (Note 4.a)	137,864	101,290	Payroll and social security taxes payable	10,370	9,002
Other receivables (Note 4.b)	131,401	27,944	Taxes payable (Note 4.f)	20,368	17,283
Inventories	5,501	5,454	Other liabilities (Note 4.g)	67,327	33,397
Total current assets	610,659	810,525	Total current liabilities	354,959	3,383,493
			NON CURRENT LIABILITIES		
NON CURRENT ASSETS			Accounts payable (Note 4.h)	11,112	3,516
Trade receivables (Note 4.c)	23,865	27,547	Loans (Note 6)	2,572,800	7,548
Other receivables (Note 4.d)	181,111	153,177	Total non-current liabilities	2,583,912	11,064
Investments, net (Note 13.c)	401	946	Total liabilities	2,938,871	3,394,557
Property, plant and equipment, net (Note 13.a)	4,318,150	4,408,468			
Intangible assets, net (Note 13.b)	11,285	52,566			
Total non-current assets	4,534,812	4,642,704	SHAREHOLDERS' EQUITY	2,206,600	2,058,672
Total assets	5,145,471	5,453,229	Total liabilities and shareholders' equity	5,145,471	5,453,229

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

	2004	2003	2002
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES			
Net income / (loss)	147,928	286,174	(608,402)
Reconciliation of net income to cash flows provided by operating activities			
Depreciation of property, plant and equipment	181,291	180,559	201,411
Amortization of intangible assets	16,608	19,895	27,743
Write off of property, plant and equipment retired	18,412	20,088	33,298
Write off of intangible assets retired	63,530	3,485	-
Increase / (decrease) in allowances and provisions	5,039	(22,422)	40,817
Equity in losses / (earnings) of affiliates	643	(4,030)	4,597
Interest expense	251,297	235,371	298,471
Interest expense reversal	(96,603)	-	-
Income tax expense / (benefit)	10,566	(121,532)	(37,831)
Results for inflation and foreign exchange rate losses / (earnings)	59,815	(60,063)	626,386
Changes in assets and liabilities:			
Trade receivables	(32,892)	33,840	(88,454)
Other receivables	(142,944)	(13,509)	(14,960)
Inventories	(47)	1,267	(3,853)
Accounts payable	31,773	(4,264)	31,442
Payroll and social security taxes payable	1,368	4,192	(758)
Taxes payable	28,935	22,319	23,327
Other liabilities	6,836	22,455	574
Others	(38,857)	(10,253)	17,029
Interest paid	(370,269)	(51,785)	(287,579)
Income and asset tax paid	(26,159)	(14,194)	(22,033)
Net cash provided by operating activities	116,270	527,593	241,225
CASH FLOWS USED IN INVESTING ACTIVITIES			
Capital contributions in affiliated company	-	(577)	(1,407)
Purchases of property, plant and equipment	(97,964)	(60,888)	(95,290)
Cash used in investing activities	(97,964)	(61,465)	(96,697)
CASH FLOWS (USED IN) / PROVIDED BY FINANCING ACTIVITIES			
Advance payment from clients	8,002	3,516	-
Proceeds from loans	-	-	30,614
Payment of loans	(362,733)	(1,557)	(175,759)
Net increase in short term debt	-	-	82,496
Net cash (used in) / provided by financing activities	(354,731)	1,959	(62,649)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(336,425)	468,087	81,879
Cash and cash equivalents at the beginning of the year	672,222	204,135	122,256
Cash and cash equivalents at the end of the year	335,797	672,222	204,135

For supplemental cash flow information see Note 5.
The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

	Shareholders´ contributions			Retained Earnings		
	Common stock nominal value	Cumulative inflation adjustment to common stock	Subtotal	Legal reserve	(Accumulated deficit) / Retained earnings	Total shareholders' equity
Balances at December 31, 2001	794,495	1,145,012	1,939,507	141,923	299,470	2,380,900
Resolutions of the Ordinary Shareholders´Meeting held on May 14, 2002:						
Appropiation to legal reserve	-	-	-	6,594	(6,594)	-
Net loss for the year	-	-	-	-	(608,402)	(608,402)
Balances at December 31, 2002	794,495	1,145,012	1,939,507	148,517	(315,526)	1,772,498
Net income for the year	-	-	-	-	286,174	286,174
Balances at December 31, 2003	794,495	1,145,012	1,939,507	148,517	(29,352)	2,058,672
Net income for the year	-	-	-	-	147,928	147,928
Balances at December 31, 2004	794,495	1,145,012	1,939,507	148,517	118,576	2,206,600

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

1. ORGANIZATION OF THE COMPANY

Transportadora de Gas del Sur S.A. ("the Company" or "TGS") is one of the companies created as a result of the privatization of Gas del Estado S.E. ("GdE"). The Company commenced commercial transactions on December 29, 1992, and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids ("NGL") in Argentina. TGS's pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years ("the License") was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations under the License and imposed by Ente Nacional Regulador del Gas (National Gas Regulatory Agency or "ENARGAS"). The General Cerri Gas Processing Complex (the "Cerri Complex"), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders "midstream" services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS's controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía S.A. ("Petrobras Energía") and one of its subsidiaries and certain subsidiaries of Enron Corp. ("Enron") hold approximately 70% of the Company's common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary of Petrobras Energía and 50% by subsidiaries of Enron. Local and foreign investors hold the remaining ownership of TGS's common stock.

On April 16, 2004, the shareholders of CIESA entered into a Master Settlement and Mutual Release Agreement (the "Settlement Agreement"). The Settlement Agreement provides for, among other things, the transfer, in two stages, of certain shares issued by TGS and by CIESA. In the first stage, (i) certain subsidiaries of Enron will transfer 40% of the outstanding share capital of CIESA held by them to a trust or alternative entity; and Petrobras Energía and its subsidiary will transfer their Class B common shares (representing 7.35% of the outstanding share capital of TGS) held by them to the Enron subsidiaries. In the second stage, the Enron subsidiaries will transfer their remaining outstanding share capital of CIESA to the trust or alternative entity, as the case may be, subject to the simultaneous transfer of the Company´s Class B common shares held by CIESA (representing approximately 4.3% of the outstanding shares of TGS) to the Enron subsidiaries.

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires ("Argentine GAAP"), (except for what is mentioned in c. and h. in the present note) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or "CNV") and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission ("SEC"). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 12 to these consolidated financial statement.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. ("Telcosur") which have been consolidated following the methodology established in Technical Resolution ("TR") No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("Argentine Federation"). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c., except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Detailed data reflecting subsidiary direct control as of December 31, 2004, 2003 and 2002 is as follows:

Company	% of shareholding and votes			Closing date	Legal address
	2004	2003	2002		
TELCOSUR S.A.	99.98 %	99.98 %	99.98 %	December 31,	Don Bosco 3672, 6th Floor Autonomous City of Buenos Aires

a) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could materially differ from those estimates and assumptions.

Estimates and assumptions include the expected impact on the consolidated financial statements of the Company as of December 31, 2004 caused by the measures adopted by the Argentine government to face the economic crisis that started in December 2001. The projections, which include those related to the fair value of non-current assets at year-end, contemplate alternative scenarios based on macroeconomic, financial, market and regulatory assumptions which are considered probable, and are aimed at restoring the financial condition of the Company. Actual results could materially differ from such estimates and assumptions, and such differences might be significant. Furthermore, at the time of issuance of these consolidated financial statements it is not possible to foresee the future development of the country's economy, the results of the License renegotiation process (see Note 7), or their impact on the Company's financial condition and the results of its operations. Consequently, any decision taken on the basis of these consolidated financial statements must consider the effects of these events and conditions and their future development. Therefore, the Company's consolidated financial statements must be read in the light of these uncertainties.

b) New Accounting Standards

On December 21, 2001, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved new accounting rules, TR No. 16 to 19 issued by the Argentine Federation, with certain amendments. The new accounting rules have modified the valuation principles for assets and liabilities, introducing new valuation techniques for certain issues not addressed by the previous accounting rules and also incorporating additional disclosure requirements for the preparation of financial statements. In addition, TR No. 20 "Valuation of Derivative Financial Instruments and Hedging Operations" became effective as from January 1, 2003. Also, the CNV issued Resolution No. 434/03, which adopted such new accounting rules with certain amendments effective January 1, 2003.

Additionally, the CPCECABA approved TR No. 21 "Equity method- consolidation of financial statements- information to be disclosed on related companies" through its Resolution M.D. No. 5/2003. TR No. 21 and its amendments were adopted by the Company beginning fiscal year 2004.

The principal amendments introduced by the new accounting rules which have impacted TGS's financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company's intention as a valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory adoption of the deferred income tax method to account for income taxes; and (v) new disclosure requirements relating to, among other things, segment and per share information and the information included for comparative purposes.

The cumulative effect of the adoption of these new valuation and disclosure rules was given effect on shareholders'equity at December 31, 2000, for the total amount of Ps. 44,905, as a consequence of the application of the deferred tax method.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

c) Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation. Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003: (i) net assets as of December 31, 2004 would have decreased by Ps. 73 million, (ii) net income for the year ended December 31, 2003 would have decreased by Ps. 36 million, and (iii) the impact on net income for the year ended December 31, 2004 would not be significant.

The restatement methodology is computed at each balance sheet date, using the Argentine Wholesale Price Index ("WPI") published by the INDEC, as follows:

- Non-monetary items and consolidated statement of income amounts are adjusted to reflect the then-current general purchasing power;
- Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and
- Monetary gains or losses are recognized in the consolidated statement of income, reflecting the effect of holding monetary items. This gain or loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of income within "Net financial expense".

Information presented for comparative purposes has been restated in constant currency as of February 28, 2003.

d) Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest if applicable at the end of each year, have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e) Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each year. Detailed information is disclosed in Note 13.g).

f) Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and in the hands of third parties, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its recoverable value.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

g) Investments

Bank accounts in local and foreign currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their respective fair value.

Investments in government Bonds to be held to maturity have been valued based on the best estimate of the present value of the cash to be received, using the discount rate estimated at the time of acquisition of the assets. The book value of these investments, net of corresponding impairment, does not exceed their respective recoverable value.

Equity investments in companies in which the Company's ownership interest ranges between 20% and 50%, such as Gas Link S.A. ("Link") and Emprendimientos de Gas del Sur S.A. ("EGS"), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Note 13.c), which have been prepared applying similar criteria to that used by the Company to prepare its consolidated financial statements. As of December 31, 2004, 2003 and 2002, the investment in Link has been adjusted by Ps. 5,873, Ps. 6,085 and Ps. 6,255, respectively, due to the elimination of intercompany profits, as required by Argentine GAAP.

As of September 30, 2004, EGS recorded losses in excess of the book value of the investment recorded by the Company. As shareholders intend to support the operations of EGS, the Company has recorded these losses in these consolidated financial statements and disclosed the investment under Other Liabilities.

The Company considers its foreign subsidiary Transporte y Servicios de Gas en Uruguay S.A. ("TGU") to be a "non-integrated subsidiary". Consequently, TGU's assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock, retained earnings and results of operations accounts have been translated using historical exchange rates. The investment in this company has been accounted for under the equity method.

The Company's management is not aware of any significant transactions or events affecting Link, EGS and TGU financial statements, and there have been no significant transactions between TGS and these companies between September 30, 2004 and December 31, 2004.

h) Long-term receivables and liabilities in currency

As required by the CPCECABA, long-term receivables and liabilities (except for deferred tax assets and liabilities as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement or the interest rate for savings accounts of *Banco de la Nación Argentina*, in effect at the moment of the acquisition or incurrance of such assets or liabilities.

Loans have been valued based on the best estimate of the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at their nominal value in accordance with Resolution No. 434 of CNV (which is not in accordance with CPCECABA rules) net of a valuation allowance for non-recoverable tax loss carryforwards.

i) Property, plant and equipment, net

- Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company's common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

Company's privatization agreement (the "Transfer Contract") of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.c).

- Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.c).

- Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, first, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

- Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.c). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

- Depreciation: The Company applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

  - Assets allocated to natural gas transportation service: Resolutions No. 1,660 and No. 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which levels are lower than the useful lives applied by the Company through December 31, 1999. The new useful lives applied by the Company do not exceed the maximum useful lives determined in such resolutions. The above-mentioned resolutions also outline specific criteria for assets retirements. During fiscal year 2000, in compliance with the requirements contained in the above mentioned resolutions and in order to maintain the straight-line method of depreciation, the Company changed from using a composite depreciation rate to using individual depreciation rates for each component of assets allocated to the gas transportation service.

  - Assets allocated to NGL production and commercialization: While the Company maintains the straight-line method, during fiscal year 2000, it changed from using a composite depreciation rate to using individual depreciation rates for each component of the asset allocated to the NGL production and commercialization.

  - For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Note 13.a). Gain or loss on retirement of these assets is recognized in income in the year in which such retirement occurs.

  - Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Interest Capitalization: The net cost of external financing used to fund the construction of long-lived assets is capitalized within "Property, Plant and Equipment, net" until the corresponding asset is ready for its intended use. There was no interest capitalization during the years ended December 31, 2004, 2003 and 2002.

Based on the projections made as discussed in Note 2.a), the Company's management believes that the recorded value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

j) Intangible assets

Intangible assets have been valued at their historical cost, restated to account for the effects of inflation as described in Note 2.c), less accumulated amortization.

The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 has been amortized over a five-year period, as well as the cost of the acquisition of licenses.

Through December 15, 2004, costs incurred as a consequence of entering into contracts to hedge the Company from fluctuations in interest rates were deferred over the term of the related loans. In addition, up to December 15, 2004, arrangement costs for the issuance of debt associated with Global Programs, as well as debt issuance costs, were deferred over the term of the related debt. As mentioned in Note 6, on December 15, 2004, the Company completed the restructuring process of its financial indebtedness. Consequently, the Company charged to expense (i) unamortized hedging costs, (ii) unamortized Global Program and notes issuance costs, and (iii) other costs incurred in connection with the restructuring process.

k) Income tax provision

The Company and its subsidiary have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identified temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated financial statements.

Income tax expense / (benefit) for years ended December 31, 2004, 2003 and 2002 consist of the following:

	2004	2003	2002
Estimated current income tax expense / (tax loss carryforward)	309	85	(646,759)
Deferred income tax expense	98,671	85,712	63,266
Change in valuation allowance	(88,414)	(207,329)	545,662
Income tax expense / (benefit)	10,566	(121,532)	(37,831)

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

The components of the net deferred tax asset as of December 31, 2004 and 2003, are the following:

	2004	2003
Deferred tax assets		
Exchange difference (1)	58,002	87,003
Allowance for doubtful accounts	98	316
Government bonds impairment	6,496	4,581
Present value other receivables	775	801
Other provisions	17,765	8,596
Provision for contingencies	7,378	2,979
Tax loss carryforwards	348,904	437,618
Valuation allowance	(245,911)	(334,325)
	193,507	**207,569**
Deferred tax liabilities		
Deferred earned interests	(367)	-
Deferred revenues	(849)	(744)
Property, plant and equipment, net	(84,914)	(87,316)
Intangible assets, net	(1,498)	(3,373)
	(87,628)	**(91,433)**
Net deferred tax asset included in Other non current receivables	**105,879**	**116,136**

(1) Corresponds to the loss caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree No. 2,568/02, will be deductible for income tax purposes over five years from 2002 to 2006.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income / (loss) differs from the income tax expense/ (benefit) for the years ended December 31, 2004, 2003 and 2002 as follows:

	2004	2003	2002
Pre-tax income / (loss)	158,494	164,642	(646,233)
Statutory income tax rate	35%	35%	35%
Income tax expense / (benefit) at statutory income tax rate	55,472	57,625	(226,182)
Permanent differences at statutory income tax rate			
- Inflation adjustment	37,204	31,928	(364,855)
- Equity in earnings of affiliates	164	778	1,300
- Change in valuation allowance	(88,414)	(207,329)	545,662
- Other, not individually significant	6,140	(4,534)	6,244
Total net income tax expense / (benefit)	**10,566**	**(121,532)**	**(37,831)**

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	1,235,603	2007
Utilization in 2004	(238,734)	
Accumulated tax loss carryforward	**996,869**	

(1) Remainder after the presentation of the tax return form for fiscal year 2003.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal assumptions and estimates made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company's results of operations. As of December 31, 2004 and 2003, based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at December 31, 2004 and 2003 the Company recognized a valuation allowance of Ps. 245.9 million and Ps. 334.3 million against its deferred tax assets respectively.

l) Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law ("Impuesto a la Ganancia Mínima Presunta"). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of management, it is more likely than not that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated asset tax charge within "Other non-current receivables" in the accompanying consolidated balance sheet.

m) Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable and government bonds. The allowance for losses is based on management's evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

In addition, TGS has recognized a valuation allowance to adjust the remaining balance of the tax loss carryforward included in the tax return for fiscal year 2002, which, based on the income projections, will not be utilized before it expires.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcome of these matters and the experience of the Company's legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Note 9 and Note 13.e).

n) Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.c), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under "Cumulative inflation adjustment to common stock", line item in the Statement of Changes in Shareholders´ Equity.

o) Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

p) Statement of income accounts

Accounts relating to the statement of income have been restated to reflect the effects of inflation as described in Note 2.c).

The breakdown of "Net financial expense" line item for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Generated by assets			
Interest income	8,659	4,145	15,002
Loss on exposure to inflation	-	(5,151)	(217,901)
Foreign exchange gain / (loss) – net of inflation (i)	32,040	(32,910)	79,284
Other financial results, net	(5,476)	14,064	435
Holding losses	-	-	(37,425)
Total	**35,223**	**(19,852)**	**(160,605)**
Generated by liabilities			
Interest expense	(251,297)	(235,371)	(298,471)
Gain from exposure to inflation	-	1,483	114,036
Foreign exchange (loss) / gain – net of inflation (i)	(58,045)	63,588	(695,014)
Amortization of intangible assets	(6,029)	(9,610)	(16,705)
Write off of intangible assets retired (Notes 2.j. and 6)	(63,530)	(3,485)	-
Interest expense reversal (Note 6)	96,603	-	-
Other expenses and financial charges	(13,860)	(16,600)	(14,612)
Total	**(296,158)**	**(199,995)**	**(910,766)**
Total net financial expense	**(260,935)**	**(219,847)**	**(1,071,371)**

(i) Foreign exchange gains (losses) for the years 2003 and 2002 are disclosed net of exchange losses that were capitalized in property, plant and equipment as described in Note 2.i).

q) Earnings and dividends per share and per American Depositary Shares ("ADS")

Earnings and dividends per share and per ADS for the years ended December 31, 2004, 2003 and 2002 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in (losses) / earnings of affiliates, net financial expense and income tax (expense) /benefit.

Assets and liabilities allocated to each segment are those used by the Company to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments and loans, among others.

There were no revenues among the business segments during the reported years.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

As of and for the year ended December 31, 2004	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	434,343	506,270	53,471	-	994,084
Operating income (loss)	199,439	276,038	10,780	(32,507)	453,750
Depreciation of property, plant and equipment	135,318	27,509	13,858	4,606	181,291
Additions to property, plant and equipment (includes work in progress)	86,614	12,605	2,578	7,588	109,385
Identifiable assets	4,004,438	452,309	194,852	493,872	5,145,471
Identifiable liabilities	68,543	43,476	4,838	2,822,014	2,938,871
As of and for the year ended December 31, 2003					
Net revenues	422,093	428,361	42,341	-	892,795
Operating income (loss)	192,408	240,047	5,846	(31,404)	406,897
Depreciation of property, plant and equipment	134,904	26,371	13,397	5,887	180,559
Additions to property, plant and equipment (includes work in progress)	28,946	11,172	2,438	1,689	44,245
Identifiable assets	4,002,960	450,713	218,280	781,276	5,453,229
Identifiable liabilities	37,872	39,005	8,116	3,309,564	3,394,557
As of and for the year ended December 31, 2002					
Net revenues	532,051	347,398	60,008	-	939,457
Operating income (loss)	255,122	208,886	13,558	(41,708)	435,858
Depreciation of property, plant and equipment	147,345	28,923	15,549	9,594	201,411
Additions to property, plant and equipment (includes work in progress)	97,461	2,664	3,823	1,435	105,383
Identifiable assets	4,489,658	472,652	248,474	234,908	5,445,692
Identifiable liabilities	49,604	30,264	14,649	3,578,677	3,673,194

The Company provides credit in the normal course of its gas transportation business principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. ("Profertil") and to Repsol-YPF S.A. ("Repsol-YPF"). The principal customers in terms of net revenues from gas transportation for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Net revenues		
	2004	**2003**	**2002**
MetroGas S.A.	171,573	172,205	222,765
Camuzzi Gas Pampeana S.A.	77,914	76,741	98,139
Gas Natural BAN S.A.	60,847	61,162	78,015
Petrobras Energía	25,522	25,127	30,611
Camuzzi Gas del Sur S.A.	19,153	16,855	21,397
Profertil	11,592	11,466	14,804
Repsol-YPF	11,205	10,735	14,979

The principal customers in the NGL production and commercialization segment are Petrobras International Finance Company ("PIFCO"), a subsidiary of Petróleo Brasileiro S.A., and PBB-Polisur S.A.("Polisur"). Net revenues from these customers for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Net revenues (1)		
	2004	**2003**	**2002**
PIFCO	364,535	286,105	212,603
Polisur	132,231	141,111	59,200

(1) Includes NGL sales made on account of third parties, from which TGS withholds charges for production and commercialization.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

4. SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2004 AND 2003

		2004	2003
a)	**Current trade receivables**		
	Gas transportation		
	MetroGAS S.A.	17,515	16,411
	Camuzzi Gas Pampeana S.A.	7,491	7,421
	Gas Natural BAN S.A.	6,834	6,293
	Camuzzi Gas del Sur S.A.	1,720	1,622
	Profertil	1,176	1,188
	Repsol-YPF	981	1,131
	Related companies (Note 10)	5,255	4,025
	Others	7,906	5,721
	Subtotal	48,878	43,812
	NGL production and commercialization		
	Polisur	17,508	12,257
	Repsol-YPF.	3,166	3,036
	Related companies (Note 10)	27,128	16,461
	Others	14,602	7,027
	Subtotal	62,404	38,781
	Other services		
	Pan American Energy LLC (Argentine Branch)	6,629	6,496
	Profertil.	3,246	3,666
	Consorcio Yacimiento Ramos	2,264	4,800
	Related companies (Note 10)	6,570	3,057
	Others	8,793	2,220
	Subtotal	27,502	20,239
	Allowance for doubtful accounts (Note 13.e)	(920)	(1,542)
	Total	137,864	101,290
b)	**Other current receivables**		
	Tax credits	34,696	2,283
	Tax credit certificates	-	10,542
	Prepaid insurance expense	3,680	3,819
	Other prepaid expenses	1,092	1,528
	Guarantee deposits	(1) 71,203	198
	Advanced payments to suppliers	15,217	7,497
	Others	5,513	2,077
	Total	131,401	27,944
c)	**Non current trade receivables**		
	Other services		
	Pan American Energy LLC (Argentine Branch)	6,838	10,070
	Profertil.	17,027	17,477
	Total	23,865	27,547

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

		2004	2003
d)	**Other non current receivables**		
	Deferred income tax (Note 2.k.)	105,879	116,136
	Asset tax credit (Note 2.l.)	57,746	29,004
	Easement expense to be recovered (Note 9.b.)	4,233	4,233
	Tax credit certificates	9,246	-
	Others	4,007	3,804
	Total	181,111	153,177
e)	**Current accounts payable**		
	Suppliers	83,830	46,128
	Advanced payments from clients	17,530	21,888
	Related companies (Note 10)	7,146	10,553
	Total	108,506	78,569
f)	**Taxes payable**		
	Asset tax, net	6,539	6,600
	Turnover tax	778	1,449
	Value added tax ("VAT")	1,221	5,834
	Tax on exports	9,434	1,828
	Others	2,396	1,572
	Total	20,368	17,283
g)	**Other liabilities**		
	Provisions for contingencies (Note 13.e)	21,081	8,511
	Provisions for *GdE* lawsuit	(2) 45,254	24,000
	Other provisions	992	886
	Total	67,327	33,397
h)	**Non current accounts payable**		
	Advanced payments from clients	11,112	3,516
	Total	11,112	3,516

(1) See Note 7.b).
(2) Net of the cost of Cordillerano Pipeline expansion, which amounted to Ps. 15,212 (Note 9.a.).

5. SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

Cash and cash equivalents at the end of the year are as follows:

	As of December 31,		
	2004	2003	2002
Cash and deposits in banks	10,116	11,688	5,961
Current investments, net	325,777	664,149	202,694
Current investments with original maturity longer than three months	(96)	(3,615)	(4,520)
Total	335,797	672,222	204,135

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

Non-cash transactions are as follows:

	As of December 31,		
	2004	**2003**	**2002**
Non cash acquisition of Plant, Property & Equipment	19,188	7,767	24,615
Compensation of tax debt with tax credits	-	47	989
Capitalization of exchange loss	-	(391,318)	588,389

6. LOANS

Detailed information of TGS's debt profile as of December 31, 2004 and 2003 is as follows:

		2004	**2003**
Current Loans:			
Tranche A:			
2004 Euro medium – term notes ("EMTN") Program: Series 1 notes		75,077	-
Privately placed notes		12,416	-
Inter-American Development Bank ("IDB") loans		41,375	-
1999 EMTN Program: Series 1 notes		-	439,500
1999 EMTN Program: Series 2 notes	(1)	7,129	439,500
2000 EMTN Program: Series 1 note		-	586,000
1993 EMTN Program: Series 3 notes		-	293,000
IDB loans		-	955,180
Other loans		-	298,715
Interests payable		9,185	230,529
Leases (rates between 7.65% and 9.00%)		3,206	2,818
Total current loans		148,388	3,245,242
Non current loans:			
Tranche A			
2004 EMTN Program: Series 1 notes		748,834	-
Privately placed notes		115,268	-
IDB loans		408,075	-
Tranches B-A and B-B			
2004 EMTN Program: Series 1 notes		760,531	-
Privately placed notes		117,861	-
IDB loans		414,877	-
Interests payable		2,053	-
Leases (rates between 7.65% and 9.00%), due through 2008.		5,301	7,548
Total non-current loans		2,572,800	7,548
Total loans		2,721,188	3,252,790

(1) Corresponds to notes that were not tendered in the exchange.

Debt Restructuring:

In December 2004, TGS concluded the restructuring process of its outstanding indebtedness ("existing debt obligations"). The restructuring, to which 99.76% of the Company's creditors whose debt was proposed to be restructured consented, consisted of (i) a cash payment in respect of principal, (ii) a cash payment in respect of past due interest and (iii) the exchange of the existing debt obligations for(a) newly issued notes (to holders of existing notes), (b) privately placed notes (to holders of existing bi-lateral loans) and (c) amended and restated loan agreements (the "Amended Loan Agreements") in the case of the IDB.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

The cash payment consisted of (i) the repayment of an amount equal to 11% of principal of the existing debt obligations owed to those creditors who gave their consent to the restructuring and (ii) a payment in respect of accrued and unpaid interest on the existing debt obligations, calculated at the contractual interest rate applicable to the relevant existing debt obligation until December 31, 2003 and at an annual rate of 6.18% from January 1, 2004 to December 15, 2004. Such payment in respect of past due interest was made in settlement of all claims for accrued and unpaid interest, including default interest.

The new notes (notes and privately placed notes) were issued and the Amended Loan Agreements were entered into, in respect of the remaining 89% of the principal amount of the relevant existing debt obligation (collectively, the "new debt obligations") and can be categorized as three separate "tranches", with the new debt obligations within each tranche containing identical interest payment terms and amortization terms. The Series A Variable Fixed Rates Notes due December 2010, the Series A-P Variable Fixed Rates Notes due December 2010 and the Tranche A Loans are referred to collectively as the "Tranche A debt obligations". The Series B-A Variable Fixed Rates Notes due December 2013, the Series B-A-P Variable Fixed Rates Notes due December 2013 and the Tranche B-A Loans are referred to collectively as the "Tranche B-A debt obligations." The Series B-B Variable Fixed Rates Notes due December 2013 and the Series B-B-P Variable Fixed Rates Notes due December 2013 are referred to collectively as the "Tranche B-B debt obligations."

On December 15, 2004, the Company issued US$470,306,281 in principal amount of Tranche A debt obligations, which represents 52% of the total principal amount of the Company's new debt obligations. The scheduled maturity date of each of the Tranche A debt obligations is December 15, 2010. The Tranche A debt obligations accrue interest at a variable fixed rate, ranging from an annual rate of 5.3% for the first year to 7.5% in the sixth year. Principal on the Tranche A debt obligations is amortized over the six-year term of such debt obligations, with amortization payments commencing on March 15, 2005. Interest and principal on the Tranche A debt obligations is payable on a quarterly basis. The Tranche A debt obligations include a provision that provides for acceleration of the amortization schedule of such debt obligations if the level of the Company's adjusted cash surplus (as defined in the new debt obligations) for an applicable year or portion of such year exceeds a specified level.

On December 15, 2004, the Company also issued US$409,044,874 in principal amount of Tranche B-A debt obligations, which represents approximately 45% of the principal amount of the Company's new debt obligations, and US$25,083,940 in principal amount of Tranche B-B debt obligations, which represents approximately 3% of the principal amount of the Company's new debt obligations. The scheduled maturity date of each of the Tranche B-A debt obligations and the Tranche B-B debt obligations is December 15, 2013. The Tranche B-A debt obligations and the Tranche B-B debt obligations accrue interest at a base variable fixed rate ranging from an annual rate of 7% for the first year to 10% in the ninth year. In addition, commencing December 15, 2006, (i) the Tranche B-A debt obligations may also accrue additional interest at an incremental annual interest rate ranging from 0.75% to 2%, subject to, if applicable, the level of the Company's consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year and (ii) the Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in such year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the ninth year. The Tranche B-A debt obligations and the Tranche B-B debt obligations are also amortizing, but amortization payments do not commence until March 15, 2011. Interest and, commencing March 15, 2011, principal on the Tranche B-A debt obligations and the Tranche B-B debt obligations is payable on a quarterly basis. The Tranche B-A debt obligations and the Tranche B-B debt obligations also include a provision that provides for acceleration of the amortization schedule of such debt obligations if the level of the Company's adjusted cash surplus for an applicable year or portion of such year exceeds a specified level; however, this provision will not apply to the Tranche B-A debt obligations or the Tranche B-B debt obligations until such time as the Tranche A debt obligations are no longer outstanding.

As referenced in the preceding two paragraphs, the new debt obligations include an accelerated amortization feature, referred to as "early cash surplus amortization," the implementation and amount of which will depend on the Company's consolidated debt ratio (relationship between the Company's consolidated total indebtedness and consolidated adjusted EBITDA (each as defined in the new debt obligations)) for the applicable fiscal period and the amount of the Company's cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that the Company makes. The Company is required to determine whether an early amortization amount is payable with respect to each fiscal year, or portion thereof, occurring during the period from and including December 15, 2004 to and including December 15, 2010. The Company will also be required to determine whether an early amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which the Company makes a dividend payment to the Company's shareholders. The Company may also, in its sole discretion, make an early amortization payment with respect to any fiscal quarter occurring during the period set forth above. Early amortization amounts will be calculated and, if applicable, paid to holders of the Company's new debt obligations following the applicable reference period. The Company expects the payments with respect to a fiscal year period to generally be made on May 1, if any such payment is required to be made. Any early amortization amounts payable must first be paid in respect of the Tranche A debt obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and next be paid in respect of the Tranche B-A debt obligations and Tranche B-B debt obligations, on a pro rata basis, until such debt obligations are no longer outstanding.

The schedule of future principal amortizations is as follows (subject to early cash surplus amortization):

	In millions of pesos								
	2005	2006	2007	2008	2009	2010	2011	2012	2013
Tranche A	129	126	140	279	349	378	-	-	-
Tranches B-A and B-B	-	-	-	-	-	-	530	569	194

The new notes and privately placed notes in a principal amount of US$531,870,232 and US$82,424,863, respectively, were issued pursuant to the Company's Global Program, which provides for the issuance of notes up to a maximum amount of US$800 million. The creation of the Global Program was approved by the Annual Shareholders' Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes, other than the privately placed notes (which will not be registered on any exchange), was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"). At the date of issuance of these consolidated financial statements, the authorization for public trading under the Mercado Abierto Electrónico ("MAE") is still under way.

The restructuring of the Company's existing debt obligations generated a net gain of Ps. 76,482 due to the forgiveness of default interest under the debt obligations as well as a Ps. 20,121 gain related to the decrease in interest rates applicable as from January 1, 2004.

Covenants:

The Company is subject to several restrictive covenants under its new debt obligations which include, among others, the following:

i) The Company may not incur new debt, except for the following, among others:

a. Debt for the financing of working capital, including short-term financing or imports/exports financing, provided that the aggregate outstanding amount of this type of debt does not exceed US$ 25 million.

b. Debt for the refinancing of the restructured debt.

c. As from December 15, 2007, the Company may assume additional indebtedness provided that at the moment of incurring such debt the consolidated debt ratio is lower than 3.50 for any incurrence during the twelve-month period starting as from December 15, 2007. This cap decreases throughout the subsequent years to reach a minimum of 3.00 in the year 2013.

d. Outstanding financial leasing obligations shall not exceed US$ 10 million at any moment.

e. Debt related to hedging or foreign currency agreements, provided that such agreements are not entered into for speculative purposes and are required to cover or manage the risk the Company is or is expected to be exposed to in the normal course of business.

ii) The Company may not make capital expenditures, other than the following capital expenditures, among others:

a. Capital expenditures without restrictions when related to (i) capital expenditures used in emergency unscheduled repairs and maintenance; (ii) capital expenditures to be financed by third parties through advance payments from clients and (iii) capital expenditures to be financed by capital contributions in cash or by the issuance of subordinated debt.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

b. Capital expenditures incurred in connection with maintenance activities, up to a maximum annual amount of US$ 26 million in 2004, increasing up to US$ 58 million in 2010 and subsequent years while the restructured debt remains outstanding. However, if in any fiscal year the total amount of capital expenditures is lower than the specified maximum amounts, the difference may be added to the maximum amount of the subsequent year.

c. Capital expenditures not included in a. and b., out of an initial amount of US$ 75 million which may be increased when early payments of debt principal are made based on liquidity surplus accomplished at the end of each period or fiscal year.

d. Any capital expenditures without any restriction from December 15, 2008, if the consolidated debt ratio (as defined in the new debt obligations) is lower than 3.00.

iii) The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) an early cash surplus amortization payment is made and the additional interest payments, if any is required, in respect of the Tranche B debt obligations is made and, (iii) the consolidated coverage ratio at the closing of each annual or quarterly financial statement is higher than 2.70 in fiscal year 2005 (this minimum increases up to 3.00 for fiscal year 2009 and thereafter). The consolidated coverage ratio is the quotient of the consolidated adjusted EBITDA to the consolidated interest expense (as each of those terms is defined in the new debt obligations for the purpose of calculating the ratio).

The aggregate amount of management fee and dividends paid shall not exceed US$ 15 million for fiscal years 2005 and 2006, US$ 20 million for fiscal year 2007 and US$ 25 million for fiscal year 2008 and subsequent years, for as long as the new debt obligations remain outstanding.

iv) Restriction of asset sales: TGS shall not carry out any asset sales unless (i) the sale operation involves a non-regulated asset and is carried out as an arms-length transaction, (ii) the price at the transaction date is at least the fair market value of the assets sold and (iii) at least 75% of the payment received by the Company is in cash or a cash equivalent. Additionally, the proceeds obtained from non-regulated asset sales shall be used to repay the new debt obligations of the Company, unless they are reinvested in new assets within a year as from the date of the sale transaction.

Description of the previously existing debt obligations

A description of the most significant financial agreements that have been restructured is included below:

- Existing Notes:

- *Series 3 notes under the 1993 EMTN Program*: Five-year registered notes for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, increasing to 0.85% in the fifth year. The notes were authorized for trading in the BCBA. Net proceeds from the placement were used for debt refinancing, to finance capital expenditures and for working capital needs. The original maturity of debt principal was scheduled for December 18, 2002. As agreed between the Company and its creditors, the maturity date had been extended until March 18, 2003.

- *Series 1 notes under 1999 EMTN Program*: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, that were scheduled to mature in a single payment on March 27, 2003. The notes bore interest at 30, 60, 90 or 180 days LIBOR, at the Company's choice, plus 2.25% through the first year, stepping up to 3% in the third year. Net proceeds from this transaction were applied to refinance the issuance under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuance was cancelled on March 27, 2000.

- *Series 2 notes under 1999 EMTN Program:* Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, that were scheduled to mature in a single payment on April 15, 2003. The notes bore interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, the BCBA and the MAE authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

- *Series 1 note under 2000 EMTN Program*: Medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed (the "OPIC Note"). Debt would have been paid in five equal semi-annual installments with a 36-month grace period, whose first installment matured on April 24, 2004. The note bore interest at LIBOR plus 1.955% annual, payable quarterly. The note was acquired by the financial trust "Titan TGS 2001" and is the underlying asset of the Class "A" and "B" notes issued by such trust. The class "A" notes were covered by an insurance provided by the Overseas Private Investment Corporation ("OPIC") that covers risk of non-convertibility of local currency, transfer restrictions imposed by the government and expropriation, in each case, if certain conditions are met. Proceeds from this transaction were applied to finance the investment plan for the period 2001-2003.

- IDB loans:

In April 1999, TGS received funds from an IDB loan agreement, for a total amount of US$ 226 million (the "April IDB Loan Agreement"). The April IDB Loan Agreement matures in 12 years payable in fifteen equal semi-annual installments, with a five-year grace period that results in an eight and a half-year average life whose first maturity took place on May 15, 2004. The April IDB Loan Agreement is structured through an "A" loan disbursement of US$ 50 million which is funded by the IDB and a "B" loan disbursement totaling US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both "A" and "B" loans. The transaction was priced at 450 basis points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received a loan which totals US$ 100 million pursuant to another IDB loan agreement (the "November IDB Loan Agreement"). The November IDB Loan Agreement matures in eleven and a half years and is payable in fifteen equal semi-annual installments, with a four and a half-year grace period and an eight-year average life and whose first maturity took place on May 15, 2004. The November IDB Loan Agreement is structured through an "A" loan disbursement of US$ 25 million which is funded directly by the IDB and a "B" loan disbursement of US$ 75 million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

- TGS's initial Global Debt Restructuring Proposal

The initial proposal to restructure the Company's existing debt obligations (the "Initial Proposal") was initiated on February 24, 2003 and complemented by a supplement dated March 25, 2003 which would be implemented by means of an out-of-court renegotiation agreement, or "Acuerdo Preventivo Extrajudicial" ("APE"). The Company failed to achieve the required consent majority and on May 14, 2003 decided to withdraw the Initial Proposal and simultaneously announced the postponement of principal and interest payments on its existing debt obligations. As a consequence of the withdrawal of the Initial Proposal, the Company classified its outstanding long-term debt obligations as Current Loans in its consolidated balance sheet as of December 31, 2003. Additionally, after the Company withdrew the Initial Proposal, it began accruing default interest under the relevant existing debt obligations. As we believe that such default interest required a formal demand from the creditor to be due and payable and considering that this demand had not been made and that the Initial Proposal specifically provided for an expresswaiver of all past due interest, TGS's management considered the claim of default interest as a remote contingent liability and consequently such default interest was not recorded in the Company's financial statements for the fiscal year ended December 31, 2002. However, following the withdrawal of the restructuring proposal, as from May 2003 the Company recorded the above-mentioned default interest, which amounted to Ps. 8,111 for the fiscal year ended as of December 31, 2002.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

- Derivative financial instruments:

Interest rate caps

The Company had outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the US$ 200 million debt issued pursuant to the year 2000 Global Program. Premiums in respect of the interest rate cap agreements paid by the Company amounted to US$ 2.9 million. During the year ended December 31, 2003, the agreements did not generate results due to the fact that LIBOR remained below an annual rate of 5.25%. Based on the expected future levels of LIBOR, the Company decided that the derivative was no longer necessary to cover the associated risk and consequently the difference between the unamortized portion of the premium paid at inception and its fair value (included in "Other Current Receivables") was charged to expense during fiscal year 2003. Such difference amounted to Ps. 3.5 million and was included within "Write off of intangible assets" included in Net financial results (see Note 2.p).

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the April IDB Loan Agreement, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. The Company settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million in two installments in March and April 1999. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements had been recorded as "Intangible assets" and was amortized over the term of the loan agreement as of December 15, 2004, the date on which TGS entered into the Amended Loan Agreements. The remaining net book value at that date was charged to expense.

7. REGULATORY FRAMEWORK

a) General framework and current tariff context:

The Company's natural gas transportation business is regulated by Law No. 24,076 ("the Natural Gas Act"), its regulatory decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs should be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established at the time of privatization and could be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index ("PPI") and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs could be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002 (the "Emergency Law"), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Emergency Law. However, since early 2002 and so far up to the date of issuance of these consolidated financial statements no progress has been made in the renegotiation of the contracts - nor have tariffs been readjusted- in spite of several attempts by the Executive Branch to grant partial tariff increases. These tariff increases were suspended by Court decisions on legal actions filed by consumer organizations and the Ombudsman, on the grounds that tariff increases were illegal until the contract renegotiation process was completed.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts ("UNIREN") was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This unit conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in the renegotiation process until December 2003, when the UNIREN and TGS

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

discussed preliminary documents, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussions, (ii) a draft agenda was outlined in order to deal with main issues such as costs, investment programs and financing, rates of return and tariffs, etc. and (iii) a schedule which set December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of its License, which provides for, among other things, a tariff increase of 10% effective as from January 2005, an overall tariff review to come into force since 2007 and the resignation from any claim or lawsuit in connection with the effects of the Emergency Law No. 25,561 prior to the coming into effect of the agreement, as well as keeping unharmed the Argentine Government from any claim or lawsuit that could prosper related the same cause.

As this proposal differed from discussions TGS previously had with UNIREN, TGS rejected it choosing instead to seek to reach an overall agreement with UNIREN by the end of 2004 (in line with what had been originally outlined by UNIREN in the "Preliminary Renegotiation Guidelines") and to carry out the respective process of approval during the first semester of 2005.

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of a Gas Electronic Market ("MEG") with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau's criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company's interruptible transportation revenues.

The NGL production and commercialization and other services segment are not regulated by ENARGAS, and as provided in the Transfer Contract, are organized as divisions within the Company and maintain separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA's creditors.

b) Expansion of the gas transportation system

In light of the lack of expansion of the natural gas transportation system over recent years (as a consequence of the "pesification" of tariffs and the fact that the renegotiation of the License is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a trust fund ("the Trust Fund") that would be used as a vehicle to finance gas transportation system expansions.

In June 2004, TGS submitted to the Federal Energy Bureau a project for the expansion of the San Martín pipeline transportation capacity by approximately 2.9 millions of cubic meters per day ("MMm3/d"). This project involves the construction of approximately 509 km of pipeline and a 30,000 Horse Power ("HP") compression capacity increase through the construction of a compressor plant and the revamping of some compressor units. TGS conducted an open bidding to allocate biddings for the above mentioned capacity and started a bidding process for the purchase of pipeline on behalf of the Trust Fund.

On November 3, 2004, TGS, the Executive Branch, Petrobras Petróleo Brasileiro S.A., Petrobras Energía and Nación Fideicomisos S.A., among others, signed a letter agreement to carry out the expansion. On November 25, 2004, this agreement was ratified through Decree No. 1,658/04 by the Executive Branch.

As of December 31, 2004, TGS recorded under "Other current receivables" US$ 22 million for guaranty deposits paid to the pipe supplier, in order to fix the purchase price and delivery terms of the bid that the supplier had offered to the Trust

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

Fund. This amount will be reimbursed to TGS once the supplier receives the payment from the Trust Fund, which is dependent on obtaining a loan from a foreign bank.

c) PPI adjustment suspension

As from January 1, 2000, adjustments to tariffs to reflect PPI variations were suspended, firstly through an agreement with the Executive Branch and later by a Court decision arising from a lawsuit started to determine the illegality of tariff adjustment through indexes. In light of this situation, the Company continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Emergency Law, the Company determined that while tariff adjustments to reflect PPI were legitimate according to the Regulatory Framework agreed upon the privatization- it had become unlikely, as the possibility of its recovery was subject to future events beyond the control of the Company. Therefore, in 2001, the Company recorded a loss related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and as from 2002 discontinued the accrual. This should not be viewed as a waiver from TGS on the rights and actions it is entitled to under the regulatory framework. Such rights and actions will be maintained and exercised in every legal and administrative instance, including the renegotiation process under Law No. 25,561.

d) Essential assets:

A substantial portion of the assets transferred by GdE have been defined as essential to the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i) the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii) the net proceeds of a new competitive bidding.

8. COMMON STOCK AND DIVIDENDS

a) General

The Company was incorporated on November 24, 1992 with a capital stock of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to Ps. 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to Ps. 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994 approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, common stock was increased by Ps. 237,186 to a total of Ps. 794,495 in Argentine pesos of that date.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

As of December 31, 2004, the Company's common stock that has been subscribed, paid in and issued is as follows:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class A common shares	405,192,594
Class B common shares	389,302,689
Total common shares	794,495,283

The Argentine government initially held a 27% shareholding interest in the Company represented solely by Class B shares. Such Class B common shares were sold in two stages: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered in the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding interest in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company's common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b) Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA's shareholders, under agreements among them, must be obtained in order to transfer Class "A" shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

- The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

- The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c) Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of the Company´s net income each fiscal year must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the "Common stock nominal value" and the balance of "Cumulative inflation adjustment to common stock".

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company's net income for each year.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

Furthermore, the Company is subject to certain restrictions on the payment of dividends, which are contained in the new debt obligations. (For further information, see Note 6- Covenants).

9. LEGAL AND REGULATORY MATTERS

a) In April 1996, GdE filed a legal action against the Company for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on the Company's pipeline. The Company denied the claim on the grounds that it acquired the rights to these compressor plants as part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, an initial judgement was rendered upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular No. 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the initial judgment and ordered the Company to pay the fair value of such plants based on an expert´s assessment to be performed. The Company has recorded such plants as "Property, plant and equipment, net", valued at Ps. 4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals decided to defer the payment of the litigation expenses until the compressor plants' fair value resulting from the expert´s assessment could be determined. In October 2001, the Company filed an ordinary and extraordinary appeal before the Supreme Court of Justice ("SCJ"). In August 2003, the SCJ sustained GdE's claim and ordered TGS to pay the market price of the compressor plants at the date in which they were added to TGS assets (such price to be determined by a court appointed expert) plus interest and litigation expenses. The court-appointed experts assessed the price of the compressor plants at approximately Ps. 13.2 million. In September 2004, the court of original jurisdiction ordered TGS to pay the amount determined by the experts plus VAT, interest and litigation expenses. As of December 31, 2004, TGS recorded a provision of Ps. 60 million, which was estimated based on the amount determined by the judge. For this accrual, TGS recorded in Other expenses, net Ps. 24.0 million and Ps. 16.1 million for the fiscal years ended December 31, 2004 and 2003, respectively. Thus, the Company has appealed the decision.

On January 14, 2004, TGS signed an agreement with UNIREN pursuant to which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be recorded as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. Therefore, the cost of the work was recorded under "Other Liabilities", offsetting the provision mentioned in the previous paragraph. The Argentine government owns such assets and granted their right of use to TGS, who will have to operate and maintain such assets until expiration of the License. On July 29, 2004, the Executive Branch, through Decree No. 959/04, ratified the agreement mentioned above.

b) As of the date of issuance of these consolidated financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible, during the five-year period ending on December 31, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfil its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover the amounts paid.

On October 7, 1996, the Executive Branch, through Decree No. 1,136/96, created an easement contribution fund, as specified in the License, to assume GdE's obligations for paying easements and any other compensation to land owners for a five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed an administrative claim against GdE and ENARGAS requesting reimbursement for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Argentine government, derived from easements. As of December 31, 2004 the amount of such reimbursement is approximately Ps. 4.2 million. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

c) The Company is a party to certain claims brought by the Tax Bureau of the Provinces of Río Negro and La Pampa pursuing the collection of stamp taxes which, according to the tax claim, would be applicable over gas transportation contracts and services offer letters between TGS and its shippers. The amount claimed totals Ps. 506 million (including fines and interest calculated at the date of each claim).

In both cases, TGS filed administrative appeals before the Tax Bureau of each province. Afterwards, the Company filed a declaratory action before the SCJ, requesting the court to rule on the legitimacy of the Tax Bureaus claims. The SCJ granted injunctions to prevent the Provinces from attempting to collect the aforementioned taxes until a final ruling is issued on the subject. At the date of the issuance of these consolidated financial statements, the Tax Bureau of Río Negro has rejected the appeals filed by TGS. The Company is now awaiting a final ruling from the SCJ.

The Company's management does not believe that its transportation contracts and offers are subject to the provincial stamp taxes mentioned above. Management believes that if the contracts were subject to these taxes, this circumstance should be considered as a change in the interpretation of the tax law, and its impact should be reflected in a tariff adjustment according to relevant regulations which permit such processes. ENARGAS has stated that the claims for stamp tax lack merit and are therefore unlawful.

Similar claims were filed by the Tax Bureaus of Santa Cruz, Chubut and Neuquén. Additionally, there is also a stamp tax claim from the Tax Bureau of Neuquén related to the Share Transfer Contract subscribed in the privatization of GdE and the Technical Assistance Agreement.

In April 2004, the SCJ declared inadmissible the Province of Santa Cruz's tax claims. This decision by the Supreme Court sets a material judicial precedent for the resolution of the remaining claims.

On June 7, 2004, the Provincial Executive Branch of Neuquén issued Decrees No.1,133 and 1,134 which upheld the appeals filed by TGS in connection with the contracts transferred by GdE and the Technical Assistance Agreement, making void the provincial Tax Bureau's claims in those cases. Both Decrees were presented in the legal files of the proceedings and a final decision by the SCJ is still pending.

In July 2004, the Tax Bureau of the Province of Chubut withdrew its administrative motions through Resolution No. 198/04, in view of the SCJ pronouncement. This Resolution was ratified in August 20, 2004, through Resolution No. 143 of the Ministry of Economy and Credit of the Province of Chubut, which granted the appeals filed by TGS.

d) On October 21, 2002, the Administración Federal de Ingresos Públicos (the Argentine Internal Revenue Service or "AFIP") formalized a claim against TGS through a liability assessment of Ps. 5.6 million (including interest) related to the Company´s failure to make certain contributions to the Registro Nacional de Seguridad Social (the Argentine Social Security Bureau) for personnel that the AFIP considered fully employed by TGS. In order to be able to file an appeal before the Cámara Federal de Seguridad Social, the Company had to deposit the amount claimed (recorded under Other current receivables), which will be reimbursed to TGS if the Company receives a favorable ruling. In December 2004, the Cámara Federal de Seguridad Social ruled in favor of TGS, instructing the AFIP to reimburse the deposited amount to TGS. As of December 31, 2004, TGS keeps a provision for the mentioned amount, considering the AFIP´s right to file an appeal before the SCJ.

e) In the framework of the Tax Agreement subscribed by the National Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales benefited from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, by overruling Resolution No. 4,560/3, denied the exemption and requested the payment of the tax related to revenues accrued as from the year 2002. In October 2003, TGS filed an administrative appeal before the Tax Court of the Province of Buenos Aires, the resolution of which is still pending as of the date of the issuance of these consolidated financial statements. In November 2004, TGS was served notice of the commencement of a liability assessment process. As of December 31, 2004, TGS recorded a provision of Ps. 13 million in connection with this issue, which was booked in other expenses, net in the fiscal year ended 2004.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

f) In June 2004, the ENARGAS fined TGS Ps. 1.9 million (including interest) for the delayed payment to the Easement Contribution Fund. Although a provision was recorded for the amount, TGS filed an appeal against this penalty.

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously to challenge all claims. If the potential loss from a claim is considered probable and the amount can be reasonably estimated, liability is recorded. Management believes that possible liabilities from these claims in excess of amounts already accrued will not have a material adverse effect on the Company's consolidated financial position or results of operations.

10. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In late 1992, TGS entered into the Technical Assistance Agreement with Enron Pipeline Company Argentina S.A. ("EPCA"), in compliance with the provisions of the Bid Package and the Transfer Contract. The term of the Technical Assistance Agreement is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in Note 1 includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras Energía is in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee to Petrobras Energía based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2004 and 2003 is as follows:

	2004		2003	
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:				
EPCA	20	-	-	2,650
CIESA	37	-	-	-
Petrobras Energía	5,223	5,967	4,707	7,414
PIFCO	27,073	-	16,222	-
Affiliates with significant influence:				
Link	173	-	167	-
TGU	52	-	77	-
EGS	3,449	1,181	-	297
Other related companies:				
Área Santa Cruz II U.T.E.	134	-	127	-
Quintana y Otros U.T.E.	946	-	631	-
Refinor S.A.	595	-	820	-
WEB S.A.	915	-	304	-
Petrolera Santa Fe S.A.	80	-	-	192
Total	38,697	7,148	23,055	10,553

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,
except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The detail of significant transactions with related parties for the years ended December 31, 2004, 2003 and 2002 is as follows:

For the year ended December 31, 2004

Company	Revenues: Gas transportation	Revenues: NGL production and commercialization	Revenues: Other services	Gas purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:							
EPCA	-	-	-	-	2,214	17,619	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,522	24,534	16,205	4,859	-	13,699	-
PIFCO	-	364,535	-	-	-	-	-
Affiliates with significant influence:							
Link	-	-	847	-	-	-	-
TGU	-	-	1,317	-	-	-	-
EGS	-	-	3,343	-	-	-	-
Other related companies:							
Petrolera Santa Fe S.A.	307	-	-	3,377	-	-	-
Refinor S.A.	-	-	2,249	-	-	-	-
Quintana y Otros U.T.E.	3,104	-	-	-	-	-	-
WEB S.A.	2,492	-	-	-	-	-	-
Area Santa Cruz II U.T.E.	-	-	1,316	-	-	-	-
Total 2004	31,425	389,069	25,277	8,236	2,214	31,318	206

For the year ended December 31, 2003

Company	Revenues: Gas transportation	Revenues: NGL production and commercialization	Revenues: Other services	Gas purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:							
EPCA	-	-	-	-	554	29,043	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,127	26,915	18,452	-	-	-	-
PIFCO	-	286,105	-	-	-	-	-
Affiliates with significant influence:							
Link	-	-	818	-	-	-	-
TGU	-	-	1,379	-	-	-	-
Other related companies:							
Petrolera Santa Fe S.A.	94	21	-	932	-	-	-
Refinor S.A.	-	-	5,082	-	-	-	-
Quintana y Otros U.T.E.	3,105	-	-	-	-	-	-
WEB S.A.	2,008	-	-	-	-	-	-
Area Santa Cruz II U.T.E.	-	-	1,402	-	-	-	-
Total 2003	30,334	313,041	27,133	932	554	29,043	206

For the year ended December 31, 2002

Company	Revenues: Gas transportation	Revenues: NGL production and commercialization	Revenues: Other services	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:						
EPCA	-	-	-	1,378	31,274	101
Petrobras Energía	30,661	20,371	45,863	-	-	-
PIFCO	-	212,603	-	-	-	-
Affiliates with significant influence:						
Link	-	-	14,282	-	-	-
Other related companies:						
Enron América del Sur S.A.	2,164	683	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,106	-	-	-

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

Total 2002	32,825	233,657	61,251	1,378	31,274	101

11. SUBSIDIARY AND AFFILIATES

Telcosur:

In September 1998, TGS’s Board of Directors approved the creation of Telcosur, whose purpose is to render telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the incorporation of the company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution No. 3,468, granted a license to Telcosur to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, Telcosur obtained from the National Communication Commission the rights for most of the frequencies necessary for its operations. On July 1, 2000, Telcosur began operations.

Link:

Link was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which links TGS’s gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS's pipeline system, to Punta Lara. TGS’s ownership interest in the company is 49% and Dinarel S.A. holds the remaining 51%. Total common stock amounts to Ps. 12.

TGU:

On October 3, 2003, the corporate name of the subsidiary company was changed from Isonil to Transportes y Servicios de Gas en Uruguay S.A., which was registered with the Uruguayan National Board of Trade.

In September 2002, TGS invested Ps. 5 in the acquisition of a 49% equity interest in TGU, a company incorporated in Uruguay. Petrobras Energía holds the remaining 51%. The company’s corporate purpose is to render of operation, and inspection services, and assist in case of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The common stock of EGS amounts to Ps. 12, and the ownership is distributed between TGS (49%) and TGU (51%). The main business of EGS is the construction, ownership and operation of the pipeline which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

12. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

I. Differences in measurement methods

The following reconciliation to US GAAP does not include an elimination of the adjustments to the consolidated financial statements to account for the effects of inflation required under Argentine TR No. 6, (as amended by TR No. 19), as permitted by Regulation S-X of the SEC.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended December 31,		
	2004	**2003**	**2002**
Reconciliation of net income (loss):			
Net income (loss) under Argentine GAAP	147,928	286,174	(608,402)
US GAAP adjustments:			
Capitalization of interest cost, net (Note 12.a)	1,886	3,632	7,677
Intangible assets (Note 12.b)	26,632	(322)	11,039
Accrual for vacation (Note 12.c)	-	2,539	1,979
Hedge of anticipated transactions (Note 12.d)	8,260	596	1,783
Accounting for derivative instruments and hedging activities (Note 12.e)	-	3,657	(3,083)
Exchange difference (Note 12.f)	-	-	1,335,136
Deferred income tax under Argentine GAAP (Note 12.g)	10,257	(121,658)	(37,831)
Deferred income tax under US GAAP(Note 12.g)	44,937	11,695	(496,471)
Non-current investment in unconsolidated affiliated companies (Note 12.h)	35	5,695	(2,954)
Capitalized exchange differences (Note 12.i)	7,521	403,526	(564,775)
Discounted value of certain receivables (Note 12.j)	(75)	2,180	-
Troubled debt restructuring (Note 12.k)	(95,747)	-	-
Net income (loss) under US GAAP	151,634	597,714	(355,902)

Earnings (losses) per share:	**2004**	**2003**	**2002**
Amounts per accompanying financial statements	0.19	0.36	(0.77)
Amounts under US GAAP	0.19	0.75	(0.45)
Earnings (losses) per ADS:			
Amounts per accompanying financial statements	0.93	1.80	(3.83)
Amounts under US GAAP	0.95	3.76	(2.24)

	As of December 31,	
	2004	**2003**
Reconciliation of shareholders' equity:		
Shareholders' equity under Argentine GAAP	2,206,600	2,058,672
US GAAP adjustments:		
Capitalization of interest cost (Note 12.a)	13,195	11,309
Intangible assets (Note 12.b)	(4,665)	(31,297)
Accrual for vacation (Note 12.c)	-	-
Hedge of anticipated transactions (Note 12.d)	-	(11,031)
Deferred income tax under Argentine GAAP (Note 12.g)	(105,879)	(116,136)
Deferred income tax under US GAAP (Note 12.g)	(603,303)	(647,271)
Non-current investments in unconsolidated affiliated companies (Note 12.h)	(1,192)	(1,227)
Capitalized exchange differences (Note 12.i)	(153,728)	(161,249)
Discounted value of certain receivables (Note 12.j)	2,105	2,180
Troubled debt restructuring (Note 12.k)	(95,747)	-
Shareholders' equity under US GAAP	1,257,386	1,103,950

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

Description of changes in shareholders' equity under US GAAP:

	For the years ended December 31,	
	2004	**2003**
Shareholders' equity under US GAAP as of the beginning of the year.................	1,103,950	504,378
Other comprehensive income	1,802	1,858
Net income under US GAAP..	151,634	597,714
Shareholders' equity under US GAAP as of the end of the year............................	1,257,386	1,103,950

a) Capitalization of interest cost

During the years ended December 31, 2004 and 2003, under Argentine GAAP, the Company did not capitalized interest cost over the value of its fixed assets. Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost", which requires interest capitalization on assets which have a period of time to get them ready for their intended use.

b) Intangible assets

Under Argentine GAAP, as described in Note 2.j), the Company capitalized cancellation costs of assumed commitments, organization and pre-operating costs (including costs associated with voluntary retirement programs) incurred in the start-up of the Company. These costs were being amortized under the straight-line basis over 35 years until December 31, 2000. As from January 1, 2001, the unamortized deferred costs are being amortized under the straight-line basis over a 5-year period. Under US GAAP, these costs were expensed as incurred.

Additionally, as described in Note 2.j), under Argentine GAAP until December 15, 2004, the Company capitalized the costs incurred associated with the restructuring. As mentioned in Note 6, on December 15, 2004, the Company completed the restructuring process of its financial indebtedness. Under Argentine GAAP, the Company charged to expense the carrying amount of the capitalized settlement cost of hedges related to the restructured existing debt obligations and the capitalized costs incurred during the years 2003 and 2004 related to the restructuring process. Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS No. 15”), which states that legal fees and other direct costs that a debtor incurs to effect a troubled debt restructuring shall be deducted in measuring gain on restructuring of payables or shall be included in expense for the period if no gain on restructuring is recognized. Accordingly, these costs were expensed as incurred.

c) Accrual for vacation

During the year ended December 31, 2002, under Argentine GAAP, there were no specific requirements governing the recognition of the accrual for vacation. The acceptable practice in Argentina was to charge vacations to expense when taken and to accrue only the amount of vacation in excess of the normal remuneration. Under new accounting standards in force in Argentina (Note 2.b) and under US GAAP, vacation expense is fully accrued in the period the employee renders service to earn such vacation.

d) Hedge of anticipated transactions

In the past, the Company entered into interest rate lock agreements for the purpose of hedging the interest rates of fixed interest rate indebtedness to be subsequently incurred.

Under Argentine GAAP, until December 15, 2004, gains and losses related to interest rate lock agreements were deferred and were being amortized as an adjustment to interest expense over the same period in which the related interest costs of the debt are being recognized in earnings. As mentioned in Note 6, on December 15, 2004, the Company completed the restructuring process of its financial indebtedness. Consequently, under Argentine GAAP, the unamortized hedging costs were charged to expense.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

Under US GAAP, the Company accounted for these agreements under Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts" ("SFAS No. 80") through December 31, 2000, and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its corresponding amendments ("SFAS No. 133"), subsequent to that date. According to SFAS No. 80, results generated by the hedges of anticipated transactions can be deferred over the term of such transactions provided that all of the following conditions are met: (i) the item to be hedged exposes the Company to interest rate risk, (ii) the derivative reduces that risk and is designated as a hedge at the inception, (iii) the significant characteristics and expected terms of the anticipated transaction are identified, including the expected date of the transaction, and (iv) it is probable that the anticipated transaction will occur.

The Company entered into a hedge transaction, which locked in the rate of an anticipated 5-year maturity debt incurred to refinance the first issuance of US$ 200 million under the 1993 EMTN Program. The Company failed to make the 5-year debt issuance at the expected date. Accordingly, under the restrictive criteria of SFAS No. 80, hedge accounting was terminated and mark-to-market accounting was applied at December 31, 1998. Since under Argentine GAAP these costs were fully amortized by December 31, 2003, the accumulated US GAAP adjustment at December 31, 2004 and 2003 is Ps. nil. The adjustments shown in the reconciliation of net income (loss) to US GAAP for the years ended December 31, 2003 and 2002 reflect the reversal of the amortization cost recorded under Argentine GAAP amounting to Ps. 0.6 million and Ps. 1.8 million, respectively.

In addition, upon adoption of SFAS No. 133 in January 2001, the Company recorded a net transition loss of Ps. 19.6 million (Ps. 12.8 million net of income taxes) in accumulated other comprehensive loss related to the unamortized deferred costs recognized as intangible assets under Argentine GAAP with respect to the interest rate lock agreements associated with the April IDB loan Agreement. Until December 15, 2004 these costs were being amortized for the years 2003, 2002 and 2001 under both Argentine GAAP and US GAAP as an adjustment to interest expense over the same period in which the related costs of the new debt issuance were being recognized in earnings. After concluding its debt restructuring process in December 2004, the Company charged to income the unamortized value of deferred costs recognized as intangible assets under Argentine GAAP for a total amount of Ps. 8.3 million. However, since under US GAAP the Company applied the provisions contained in SFAS 15, no adjustments or reclassifications have been made for US GAAP purposes.

e) Accounting for derivative instruments and hedging activities

The Company used derivative instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and exchange rates. As of December 31, 2003, these instruments included interest rate cap agreements. See Note 6 for details of the Company's derivative instrument activity.

During the year ended December 31, 2002, under Argentine GAAP, premiums on foreign currency forward-exchange contracts were amortized over the life of the respective contracts. Interest rate swap and cap agreements were accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable was included as an adjustment to interest payable. The fair value of the derivative instruments was not recognized in the consolidated financial statements. As mentioned in Note 2.b, effective January 1, 2003, the Company adopted TR No. 20 "Valuation of Derivative Financial Instruments and Hedging Operations". Until the adoption of this new accounting standard, there were no specific rules under Argentine GAAP dealing with the accounting for derivative financial instruments. Accordingly, upon the adoption of TR No. 20, and based on the current and future expected level of the variables affecting the interest rate swap and cap agreements entered into by TGS, the Company's management decided that these derivatives were not effective to cover the associated risk and consequently the difference between the unamortized portion of the premium paid at inception and its fair value (included in "Other Current Receivables") was charged to expense in the year ended December 31, 2003 under Argentine GAAP. Such difference amounted to Ps. 3.4 million and was included in net financial expense.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) must be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of income, and requires that a company must formally document, designate, and assess the effectiveness of transactions that qualify for hedge accounting.

Under US GAAP, the Company adopted these standards effective January 1, 2001. SFAS No. 133 cannot be applied retroactively.

Under US GAAP, the Company has determined that certain interest rate caps held at December 31, 2001 were effective cash flow hedges under SFAS No. 133. In order to qualify for hedge accounting, certain criteria must be met including a requirement that both at inception of the hedge, and on an ongoing basis, the hedging relationship is expected to be highly effective in offsetting cash flows attributable to the hedged risk during the term of the hedge. Hedge accounting treatment permits certain changes in the fair value of the Company's qualifying derivatives to be deferred in other comprehensive income and subsequently reclassified to earnings to offset the impact of the related hedged interest rate. Changes in the fair value of non-qualifying derivatives and the ineffective portion of changes in fair value of qualifying derivatives must be recorded immediately through earnings. The Company measures effectiveness of its stand alone caps by comparing the changes in fair value of its stand-alone caps to a hypothetical derivative that would be perfectly effective in offsetting changes in fair value of the hedged cash flows. Due to the change in certain market conditions, the Company expected ineffectiveness relative to its stand-alone caps at December 31, 2002 and as such, changes in the fair value of the stand-alone caps have been recorded in earnings during 2002. An after–tax loss amounting to Ps. 1.6 million was reclassified from Other comprehensive loss to the consolidated statement of income during 2002 in connection with these derivative instruments.

The Company's policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked-to-market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) when the derivative expires or is sold, terminated, or exercised; (iii) when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or (iv) when management determines that designation of the derivative as a hedge instrument is no longer appropriate.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy.

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income and will be recognized when the transaction affects earnings; however, prospective hedge accounting for this transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

f) Exchange differences

Due to the economic crisis affecting Argentina, all working days between December 21, 2001 and January 11, 2002 were declared exchange holidays by the Argentine government. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1.4 per US$ 1 (buying rate) and Ps. 1.6 per US$ 1 (selling rate). Under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities using the exchange rate at December 21, 2001 (Ps. 1 per US$ 1). Under US GAAP, the Company applied the guidance set forth in EITF D-12 "Foreign Currency Translation-Selection of Exchange Rate When Trading is Temporarily Suspended", that states that when exchangeability between two

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchanges could be made shall be used. Accordingly, the Company recorded a Ps. 1,335.1 million loss for the year ended December 31, 2001.

g) Deferred income tax

During the year ended December 31, 2002, under Argentine GAAP, income taxes were recognized on the basis of amounts currently due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting were therefore not considered in recognizing income taxes. During the year ended December 31, 2004 and 2003, under Argentine new accounting standards (see Note 2.b), the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. As per the transition rules established by Argentine new accounting standards, the application of the deferred tax method shall be made on a retroactive basis. Accordingly, the Company recorded an adjustment to prior years' shareholders' equity amounting to Ps. (5.5) million at December 31, 2002.

Under US GAAP, the Company applies the principles of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes", which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Under current Argentine tax regulations, the effects of inflation are not included in the determination of taxable income nor in the tax basis of assets or liabilities. Accordingly, the net deferred tax liability included in the US GAAP reconciliation includes the effects of inflation on non-monetary assets.

Deferred tax assets are also recognized for tax loss carryforwards. Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS No. 109, the Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections, which are routinely updated to reflect more recent operating trends. As of December 31, 2004, based on current financial information, the Company is uncertain that it will recover its entire deferred tax asset through future taxable income. Accordingly, at December 31, 2004, the Company has recognized a valuation allowance of Ps. 245.9 million against its deferred tax assets.

h) Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. nil, Ps. 5.7 million and Ps. (3.0) million for the years ended December 31, 2004, 2003 and 2002, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized exchange differences, as well as the application of SFAS No. 109 for the recognition of income taxes.

i) Capitalized exchange differences

As discussed in Note 2.i), under Argentine GAAP, the Company capitalized the exchange loss derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 153.7 million as of December 31, 2004 and Ps. 161.2 million as of December 31, 2003. Under US GAAP, such exchange loss was charged to income.

j) Discounted value of certain receivables

As further described in Note 2.b, effective January 1, 2003, the Company applied the provisions contained in Argentine new accounting standards, which require that long term receivables and liabilities (except for deferred tax assets and

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

liabilities) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded a Ps. 2.1 million adjustment in fiscal year 2004 and a Ps. 2.2 million adjustment in fiscal 2003 over the nominal value of long term tax credits. Those adjustments were reversed for US GAAP purposes.

k) Troubled debt restructuring

As mentioned in Note 6, on December 15, 2004, TGS concluded its debt restructuring process. Under Argentine GAAP the Company followed the provisions contained in TR No. 17 and, accordingly, recorded a Ps. 76.5 million gain on restructuring due to the forgiveness of default interest and a Ps. 20.1 million gain related to a decrease in interest rates applied retroactively as from January 1, 2004.

Under US GAAP, the Company followed the provisions contained in Statement of Financial Accounting Standards No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" (SFAS 15") which states that in the case of a troubled debt restructuring (as this term is defined by SFAS No. 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, no gain on restructuring has been recorded by the Company under US GAAP. The Ps. 95.8 million adjustment recorded at December 31, 2004 represents the net effect of (i) the reversal of the Ps. 96.6 million gain on restructuring recorded under Argentine GAAP, and (ii) smaller interest expense recorded under US GAAP between December 15, 2004 and December 31, 2004.

l) Valuation of property, plant and equipment

Under Argentine GAAP, assets transferred through the privatization of GdE were valued as described in Note 2.i). Under US GAAP, Accounting Principles Board Opinion No. 16 "Business Combinations" provides guidance for the valuation of property, plant and equipment in connection with an acquisition. As CIESA acquired 70% of the common stock of TGS, the fixed assets transferred should have been valued at the price effectively paid for that 70%, plus the inflation adjusted historical cost carried by GdE for the remaining 30%. The condition of GdE's books and records, specifically that no separate financial statements or financial information was kept with respect to transportation operations or the operation of assets transferred to TGS, and the unavailability of any 1992 GdE financial information made it impossible to determine historical cost. TGS' management believes, based on information maintained by the Argentine government Public Notary, that the fair value of the transferred assets recorded on its books was significantly below the 1991 GdE historical book values brought forward to 1992 and restated in constant Argentine pesos at the Transfer Date. Therefore, no adjustment has been recorded in the US GAAP reconciliation related to the valuation of property, plant and equipment.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected undiscounted cash flows from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. No impairment losses have been recognized for any of the periods presented.

m) Severance indemnities

As prescribed by Argentine law, the Company is required to pay a minimum severance indemnity based on the employee's years of service when an employee is dismissed involuntarily without proper cause. Under US GAAP, SFAS No. 112, "Employers' Accounting for Postemployment Benefits", and SFAS No. 43, "Accounting for Compensated Absences", require the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and reasonably estimable. While the Company might make severance payments in the

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

future, it is impossible to estimate the number of employees, if any, that would be dismissed without proper cause in the future, and accordingly the Company has not recorded such liability. Accordingly, no adjustment has been made in the US GAAP reconciliation. Under Argentine GAAP, the Company expenses severance indemnities incurred in the normal course of business when paid.

II. Additional disclosure requirements

a) Balance sheet classification differences:

As described in Note 2.b, upon the adoption of the Argentine new accounting standards, the Company began applying the deferred tax method to account for income taxes. In accordance with the provisions contained in TR No. 9, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities). Under US GAAP, the Company applied the provisions contained in SFAS No. 109, which states that in a classified statement of financial position, an enterprise shall separate deferred tax liabilities and assets into a current amount and a non-current amount. Deferred tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting.

b) Statement of income classification differences:

As indicated in Note 2.b), the Company adopted the provisions of TR No. 19 effective January 1, 2003. TR No. 19 provides that only returns and other allowances should be deducted from net revenues, while direct taxes and other costs directly associated with revenues should now be presented as operating costs, i.e. gross revenue taxes. Under US GAAP, direct taxes and other costs directly associated with revenues should be deducted from revenues.

c) Comprehensive loss:

On July 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income". SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders' equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders' equity.

The following table summarizes the components of comprehensive loss for the years ended December 31, 2004 and 2003.

	2004	2003
Net income under US GAAP	151,634	597,714
Other comprehensive income:		
Amortization of costs on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps. 969 and Ps. 1,001 at December 31, 2004 and 2003, respectively)	1,802	1,858
Comprehensive income	153,436	599,572

Accumulated other comprehensive loss at December 31, 2004 and 2003, was as follows:

	2004	2003
Deferred costs on interest rate lock agreements accounted for as cash flow hedges	(5,369)	(7,171)
Accumulated other comprehensive loss	(5,369)	(7,171)

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

d) Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2004 and 2003, are the following:

	2004	2003
Deferred tax assets		
Exchange differences (i)	58,002	87,003
Debt restructuring cost	-	3,712
Allowance for doubtful accounts	98	316
Current investments	6,496	4,581
Provisions for contingencies and others	7,416	199
Other provisions	17,765	11,414
Hedge of anticipated transactions	-	3,861
Deferred income for troubled debt restructuring	33,511	-
Tax loss carryforwards (ii)	348,904	437,618
Valuation allowance	(245,911)	(334,325)
	226,281	214,379
Deferred tax liabilities		
Property, plant and equipment, net	826,380	856,909
Debt issuance costs	-	3,997
Intangible assets	1,988	-
Deferred revenues	849	744
Others	367	-
	829,585	861,650
Net deferred tax liability	(603,303)	(647,271)

(i) The Company recognized a deferred tax asset for the net negative results caused by the devaluation of the Argentine peso that will be deductible for income tax purposes between 2005 and 2006.

(ii) Tax loss carryforwards, are available to offset future taxable income and expire in 2007.

As of December 31, 2004 and 2003, Ps. 87,270 and Ps. 103,513, respectively, have been classified as current assets, and Ps. 690,574 and Ps. 750,784, respectively, have been classified as non-current liabilities.

Income tax expense for the years ended December 31, 2004, 2003 and 2002 consist of the following:

	2004	2003	2002
Current income tax expense	309	85	-
Deferred income tax (benefit) expense	(44,937)	(11,695)	496,471
Income tax (benefit) expense	(44,628)	(11,610)	496,471

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax (benefit) expense for the years ended December 31, 2004, 2003 and 2002 computed in accordance with US GAAP as follows:

	2004	2003	2002
Income tax expense at statutory tax rate on pre-tax income in accordance with US GAAP	37,452	205,136	49,199
Permanent differences:			
Change in valuation allowance	(88,414)	(211,427)	78,454
Inflation adjustment	-	(4,137)	360,443
Others, not individually significant	6,334	(1,182)	8,375
Income tax (benefit) expense	(44,628)	(11,610)	496,471

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

e) Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of and for the years ended December 31, 2004 and 2003, prepared in accordance with U.S. GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	As of December 31, 2004	As of December 31, 2003
Current assets	697,929	914,038
Non-current assets	4,298,590	4,335,253
Total assets	4,996,519	5,249,291
Current liabilities	354,959	3,383,493
Non-current liabilities	3,384,174	761,848
Total liabilities	3,739,133	4,145,341
Shareholders' equity under US GAAP	1,257,386	1,103,950

	For the year ended December 31, 2004	For the year ended December 31, 2003
Net revenues	**952,026**	**873,186**
Gross profit	**509,233**	**464,280**
Other expenses, net	(33,678)	(26,438)
Operating income	**443,619**	**401,342**
Equity in earnings (losses) of affiliates	(608)	9,725
Net financial results	(336,005)	175,037
Net income before income tax	107,006	586,104
Income tax benefit	44,628	11,610
Net income under US GAAP	**151,634**	**597,714**

f) Disclosure about fair value of financial instruments

Statement of Financial Accounting Standards No. 107 (“SFAS No. 107”), "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements certain significant assets and liabilities that are not considered to be financial instruments. SFAS No. 133, which is effective January 1, 2001, amends SFAS No. 107 to include within the scope of such statement certain disclosure requirements regarding credit risk concentrations.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. When available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values should not be compared to those of other companies.

Under SFAS No. 107, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the SFAS No. 107 is supplemental with additional information relevant to an understanding of the fair value.

As of December 31, 2004 and 2003, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The estimated fair value of long-term debt is based on their quoted market prices. The fair value of the derivative financial instruments is the estimated amount at which management believes they could be liquidated based on current market conditions or other estimates as quoted market prices obtained from third-party dealers.

g) Disclosure of capital lease information

The Company leases telecommunication equipment and valves under capital lease agreements with lease terms of 60 and 48 months, respectively. Following is a summary of the assets under capital leases:

	As of December 31, 2004
Original cost	24,410
Less:	
Accumulated depreciation	(8,896)
Net leased property	15,514

Future minimum lease payments for the above assets under capital leases as of December 31, 2004 are as follows:

	As of December 31, 2004
2005	3,320
2006	2,829
2007	2,690
2008	698
Total minimum obligations	9,537
Interest	(1,030)
Present value of minimum obligations	8,507
Current portion	(3,206)
Non-current portions as of December 31, 2004	5,301

h) Earnings per share

In accordance with the disclosure requirements established by the Argentine new accounting standards, the Company is required to disclose earnings per share information for each year for which a statement of income is presented. However, the information disclosed by the Company in its primary financial statements derives from figures calculated in accordance with the valuation criteria established by Argentine GAAP. Under US GAAP, basic and diluted earnings per share are presented in conformity with Statement of Financial Accounting Standards No. 128 “Earnings per Share” (“SFAS No. 128”) and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all periods presented.

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

Basic earnings per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares outstanding during the period. Pursuant to SAB No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net income (loss) per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

i) Statement of cash flows presentation

The Company has presented the statements of cash flows in the primary financial statements using the guidance set forth in the Argentine new accounting standards, which is consistent with that established by Statement of Financial Accounting Standards No. 95 "Statement of Cash Flows" ("SFAS No. 95"). Nevertheless, this presentation has been made using Argentine GAAP numbers. As further described in Note 5, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. Note 5 includes a reconciliation of the balances included as cash and deposits in banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows.

Under Argentine GAAP, the effect of inflation on cash and cash equivalents and the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of inflation accounting and of exchange rates changes on cash and cash equivalents that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP.

	For the year ended December 31,		
	2004	**2003**	**2002**
Net cash provided by operating activities	103,144	551,247	231,499
Net cash used in investing activities	(97,964)	(61,465)	(96,697)
Net cash (used in) / provided by financing activities	(354,731)	1,959	(62,649)
Effect of exchange rate changes on cash and cash equivalents	13,126	(21,380)	69,702
Effect of inflation accounting on cash and cash equivalents	-	(2,274)	(59,976)
Net (decrease) / increase in cash and cash equivalents	(336,425)	468,087	81,879

j) Recent accounting pronouncements

1. Accounting for Stock- Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002, except for certain provisions that are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 did not impact the Company's consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award which is the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the Company's fiscal year ending June 30, 2006. The adoption of this rule will not have an impact on net income and shareholder's equity.

2. Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Furthermore, in December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. FIN 46R requires the application of either FIN 46 or FIN 46R by “Public Entities” (as defined in paragraph 395 of FASB Statement No. 123, Accounting for Stock-Based Compensation) to all Special Purpose Entities (“SPEs”) created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. All entities created after January 31, 2003 by Public Entities were already required to be analyzed under FIN 46, and they must continue to do so, unless FIN 46R is adopted early. The adoption of FIN 46 and FIN 46R did not have a significant impact on the Company's consolidated financial statements.

3. Derivative Instruments

In May 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 did not impact the Company's consolidated financial statements.

4. Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. SFAS No. 150 did not impact the Company's consolidated financial statements.

5. Employers’ Disclosures about Pensions and Other Postretirement Benefits

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.c.,

In December, 2003, the Financial Accounting Standards Board released revised FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised)" ("SFAS No. 132 (Revised)"). The revised standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The revised standard replaces existing pension disclosure requirements. The requirements of the standard are effective for public entities for fiscal years ending after December 15, 2003. The adoption of SFAS No. 132 (Revised) did not impact the Company's consolidated financial statements.

6. Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104 ("SAB No. 104"), which revises or rescinds portions of the interpretative guidance included in Staff Accounting Bulletin No. 101, Revenue Recognition ("SAB No. 101"). The main modifications introduced by SAB No. 104 are aimed at making this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in the US GAAP. The adoption of SAB No. 104 did not have a material impact on the Company's consolidated financial statements.

7. Inventory costs

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4. This Statement clarifies the accounting for abnormal amounts of idle facility expense freight, handling costs and wasted material (spoilage), requiring that those items be recognized as current-period charges. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company estimates that the adoption of SFAS No. 151 will not have a material impact on the Company´s consolidated financial statements.

8. Exchanges of Nonmonetary Assets

In December 2004, the FASB issued SFAS No. 153 "Exchanges of nonmonetary assets", that replaces the exception from fair value measurement in APB Opinion No. 29 "Accounting for Nonmonetary Transactions" for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company estimates that the adoption of SFAS No. 153 will not impact the Company´s consolidated financial statements.

13. OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

The following tables present additional consolidated financial statement disclosures required by Argentine GAAP:

a) Property, plant and equipment, net
b) Intangible assets, net
c) Non-current investments
d) Current investments
e) Allowances and provisions
f) Cost of sales
g) Foreign currency assets and liabilities
h) Expense incurred
i) Detail of maturities of investments, receivables and liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION

a) Property, Plant and equipment, net

(Stated in thousand of constant Argentine pesos as described in Note 2.c.)

Main Account	2004												2003	2002
	Original Cost					Depreciation								
									Expense for the year					
	Beginning of the year	Additions	Retirements	Transfers	End of year	Accumulated at the beginning of the year	Retirements	Transfers	Amount	Rate %	Accumulated at the end of the year	Net book value	Net book value	Net book value
Pipelines	3,180,066	-	-	14,668	3,194,734	490,346	-	-	77,209	(1) 2.2	567,555	2,627,179	2,689,720	2,765,585
Compressor plants	1,015,336	13,663	130	21,259	1,050,128	276,051	38	(391)	38,841	(1) 3.3 to 25	314,463	735,665	739,285	767,558
Other industrial plants	85	-	-	19	104	13	-	-	4	(1) 3.3	17	87	72	75
Stations of regulation and/or measurement of pressure	107,466	-	-	1,071	108,537	29,741	-	-	4,250	(1) 4	33,991	74,546	77,725	81,880
Other technical installations	16,319	-	-	215	16,534	6,930	-	-	1,482	(1) 6.7	8,412	8,122	9,389	10,871
Subtotal assets related to gas transportation service	4,319,272	13,663	130	37,232	4,370,037	803,081	38	(391)	121,786		924,438	3,445,599	3,516,191	3,625,969
Assets related to gas upstream service	115,278	-	-	1,746	117,024	40,453	-	-	7,832	2.2 to 2.5	48,285	68,739	74,825	82,598
Assets related to NGL production and commercialization service	444,548	-	-	5,785	450,333	184,832	-	-	22,283	(1) 5.9	207,115	243,218	259,716	280,035
Lands	5,642	-	15	-	5,627	-	-	-	-	-	-	5,627	5,642	5,642
Buildings and civil constructions	130,156	-	-	1,344	131,500	32,690	-	-	3,458	2	36,148	95,352	97,466	100,757
Installation in buildings	4,645	-	-	90	4,735	1,216	-	-	216	4	1,432	3,303	3,429	3,645
Machinery, equipment and tools	28,817	579	-	2,583	31,979	19,666	-	-	2,207	6.7 to 20	21,873	10,106	9,151	11,079
Computers and Telecommunication systems	216,170	308	362	3,000	219,116	108,501	230	-	14,998	6.7 to 20	123,269	95,847	107,669	122,577
Vehicles	12,889	1,093	84	-	13,898	10,679	84	-	811	10 and 20	11,406	2,492	2,210	3,026
Furniture	12,541	-	-	92	12,633	10,613	-	-	179	10	10,792	1,841	1,928	2,079
Capitalization of exchange loss (1)	177,272	-	-	-	177,272	16,023	-	-	7,521	(1) 4.2	23,544	153,728	161,249	564,776
Materials	103,172	28,338	15,126	(14,276)	102,108	259	-	391	-	-	650	101,458	102,913	113,275
Line pack	13,679	-	-	-	13,679	1,614	-	-	-	-	1,614	12,065	12,065	12,065
Works in progress	49,315	64,518	3,047	(37,596)	73,190	-	-	-	-	-	-	73,190	49,315	28,116
Advances to suppliers of property, plant and equipment	4,699	886	-	-	5,585	-	-	-	-	-	-	5,585	4,699	4,940
Total 2004	5,638,095	109,385	18,764	-	5,728,716	1,229,627	352	-	181,291		1,410,566	4,318,150		
Total 2003	6,025,296	44,245	431,446 (2)	-	5,638,095	1,064,718	15,650 (3)	-	180,559		1,229,627		4,408,468	
Total 2002	5,406,512	693,773	74,989	-	6,025,296	895,935	32,629	-	201,411		1,064,717			4,960,579

(1) See Note 2.i).

(2) Includes Ps. 4,358 to the elimination of the inflation adjustment applied to balances of "Capitalization of exchange loss" and "Advances to suppliers" at the beginning of the fiscal year 2002, and Ps. 406,795 to the decrease in the exchange rate from Ps 3.37 at December 31, 2002 to Ps. 2.835 at July 28, 2003 (see Note 2.i.).

(3) Ps. 173 corresponding to inflation adjustment applied to balance at the beginning of the fiscal year 2002 and Ps. 15,477 corresponding to the decrease in the exchange rate from Ps. 3.37 at the beginning of the year to Ps. 2.835 at July, 28 of 2003 (Note 2.i.).

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION
b) Intangible assets, net

(stated in thousands of constant Argentine pesos as described in Note 2.c.)

		2004										2003	2002
		Original cost				Amortization							
								Expense for the year					
Deferred charges		Beginning of the year	Additions	Decreases	End of the year	Accumulated at beginning of the year	Decreases	Amount	Rate %	Acummulated at the end of the year	Net book value	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs	(1)	66,974	-	-	66,974	46,283	-	10,345 (3)	(4)	56,628	10,346	20,691	30,976
Settlement costs of hedges of anticipated transactions	(2)	24,375	-	24,375	-	13,334	16,041	2,707 (5)	(4)	-	-	11,041	18,640
Global programs and notes issuances costs		32,949	38,857	71,806	-	13,288	16,610	3,322 (5)	(4)	-	-	19,661	16,006
License acquisition costs		1,173	-	-	1,173	-	-	234 (3)	(4)	234	939	1,173	-
Total 2004		125,471	38,857	96,181	68,147	72,905	32,651	16,608		56,862	11,285		
Total 2003		176,158	10,324	61,011	125,471	110,536	57,526	19,895		72,905		52,566	
Total 2002		172,336	3,822	-	176,158	82,793	-	27,743		110,536			65,622

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately Ps. 26,647.
(2) See Note 6.
(3) Included in "Operating costs". See Note 13.h).
(4) See Note 2.j).
(5) Included in "Financial expenses".

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION
c) Non-current investments

(Stated in thousands of constant Argentine pesos, as described in Note 2.c.)

	2004											2003
	Description of securities				Issuer information							
						Last financial statements issued						
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income (loss) for the period	Shareholder's equity	% of Common Stock		Book value
Gas Link S.A.	$1	5,880	3,315	195 (1)	Pipeline´s construction and operation services	09/30/04	6,683 (2)	296	12,385	49.00		767 (1)
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	206 (3)	Maintenance	09/30/04	28	48	366	49.00		179 (3)
Emprendimientos de Gas del Sur S.A.	$1	5,880	6	(75) (4)	Pipeline´s construction and operation services	09/30/04	12	(145)	(152)	49.00		(3) (4)
				326								943

(1) Includes the elimination of intercompany profits. See Note 2.g).
(2) Includes irrevocable capital contribution for Ps. 6,657 against future shares issuance.
(3) Includes the proportional participation in the "Currency translation adjustment" of the financial statements of the company.
(4) Disclosed in "Other Liabilities".

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION
d) Current investments

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

	2004	2003
Government bonds in local currency	96	96
Government bonds in foreign currency (1)	-	3,519
Mutual funds in local currency	8,010	46,765
Bank account in foreign currency	882	6,566
Bank account in local currency	8,550	-
Mutual funds in foreign currency	308,239	607,203
Total current investments	325,777	664,149

(1) Corresponds to Argentine Government Foreign Notes - Survey Rate Series 74 for US$ 4 million plus accrued interests net of valuation allowance amounting to Ps. 8,294 as of December 31, 2003.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION
e) Allowances and provisions

(Stated in thousands of constant Argentine pesos as described in Note 2.c)

Main account		Beginning of the year	Effect of inflation adjustment on initial balances	Additions	Decreases	End of the year
Deducted from assets						
Allowance for write-down off of government bonds	2004	8,294	-	-	(8,294)	-
	2003	27,019	(198)	-	(18,527)	8,294
	2002	-	-	27,019	-	27,019
Allowance for doubtful accounts	2004	1,542	-	-	(622)	920
	2003	5,477	(40)	1,081	(4,976)	1,542
	2002	3,159	(1,731)	4,049	-	5,477
Allowance for deferred tax assets	2004	334,325	-	-	(88,414)	245,911
	2003	545,662	(4,008)	-	(207,329)	334,325
	2002	-	-	545,662	-	545,662
Included in liabilities						
Provision for contingencies (1)	2004	8,511	-	13,518	(948)	21,081
	2003	10,074	(74)	-	(1,489)	8,511
	2002	745	(408)	9,772	(35)	10,074

(1) Such provision is included under "Other liabilities".

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION
f) Costs of sales

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

	2004	2003	2002
Inventories at the beginning of the year (1)	5,454	6,771	6,366
Inflation adjustment	-	(50)	(3,448)
Natural gas purchases (1)	136,788	117,460	94,376
Operating costs (Note 13.h.)	329,599	308,524	345,199
Inventories at the end of the year (1)	(5,501)	(5,454)	(6,771)
Cost of sales	466,340	427,251	435,722

(1) Includes natural gas used in the NGL production.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION
g) Foreign currency assets and liabilities

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

	2004				2003		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	2,578	2.939 (1)	7,577	US$	325	936
Investments, net	US$	105,179	2.939 (1)	309,121	US$	214,336	617,288
Trade receivables, net	US$	22,328	2.939 (1)	65,622	US$	12,855	37,022
Other receivables	US$	28,930	2.939 (1)	85,025	US$	7,376	21,243
	-	-	-	-	XEU	8	29
				467,345			676,518
NON CURRENT ASSETS							
Trade receivables	US$	8,120	2.939 (1)	23,865	US$	9,565	27,547
Other receivables	US$	3,252	2.939 (1)	9,558	US$	64	184
Property, plant and equipment, net	US$	1,333	2.939 (1)	3,918	US$	947	2,727
				37,341			30,458
				504,686			706,976
CURRENT LIABILITIES							
Accounts payable	US$	6,293	2.979 (2)	18,747	US$	4,540	13,302
	-	-	-	-	XEU	18	66
Loans	US$	49,707	2.979 (2)	148,077	US$	1,096,749	3,213,475
Other liabilities	US$	222	2.979 (2)	661	US$	238	697
				167,485			3,227,540
NON CURRENT LIABILITIES							
Accounts payable	US$	3,730	2.979 (2)	11,112	US$	1,200	3,516
Loans	US$	863,645	2.979 (2)	2,572,800	US$	2,490	7,296
				2,583,912			10,812
				2,751,397			3,238,352

(1) Buying exchange rate as of December 31, 2004.
(2) Selling exchange rate as of December 31, 2004.

US$: United States of America dollars
XEU: Euros

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION
h) Expenses incurred

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

	2004					2003	2002
Accounts	Total	Operating costs	Administrative expenses	Selling expenses	Financial expenses	Total	Total
Salaries, wages and other contributions	42,253	29,334	10,229	2,690	-	39,495	41,015
Social security taxes	7,976	5,387	2,086	503	-	7,453	7,693
Compensation to Directors and Statutory Audit Committee	293	-	293	-	-	190	244
Professional services fees	4,812	619	3,806	387	-	4,104	4,595
Technical operator assistance fees	31,318	31,318	-	-	-	29,043	31,274
Materials	3,858	3,858	-	-	-	4,004	7,263
Third parties services	3,254	2,549	705	-	-	2,890	3,053
Telecommunications and post expenses	2,210	879	1,252	79	-	1,510	2,012
Rents	599	550	44	5	-	528	922
Transports and freight	1,556	1,547	4	5	-	1,474	1,183
Easements	6,787	6,787	-	-	-	6,598	4,787
Offices supplies	600	150	414	36	-	435	534
Travels	1,132	573	330	229	-	844	738
Insurance	10,657	9,293	1,364	-	-	11,753	10,724
Property, plant and equipment maintenance	32,805	32,518	269	18	-	23,258	19,097
Depreciation of property, plant and equipment	181,291	176,685	4,606	-	-	180,559	201,411
Amortization of intangible assets	16,608	10,579	-	-	6,029	19,895	27,743
Taxes and contributions	45,628	3,529	36	42,063	-	31,143	31,379
Advertising	205	-	-	205	-	87	93
Allowance for doubtful account	0	-	-	-	-	1,081	4,013
Banks expenses	242	-	209	33	-	208	185
Interests expenses	251,297	-	-	-	251,297	235,371	298,471
Foreign exchange loss / (gain)	58,045	-	-	-	58,045	(63,588)	695,014
Other expenses and financial charges	13,860	-	-	-	13,860	16,600	14,612
Gain on exposure to inflation	-	-	-	-	-	(1,483)	(114,036)
Write off of intangible assets retired	63,530	-	-	-	63,530	3,485	-
Interest expense reversion	(96,603)	-	-	-	(96,603)	-	-
Costs for services rendered to third parties	9,803	9,803	-	-	-	7,638	-
Transactions among business segments	-	-	-	-	-	-	-
Other expenses	5,735	3,641	1,839	255	-	2,591	29,823
Total 2004	699,751	329,599	27,486	46,508	296,158		
Total 2003		308,524	25,952	32,695	199,995	567,166	
Total 2002		345,199	33,633	34,244	910,766		1,323,842

TRANSPORTADORA DE GAS DEL SUR S.A.
AND ITS SUBSIDIARY

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION
i) Detail of maturities of investments, receivables and liabilities.

(Stated in thousands of constant Argentine pesos as described in Note 2.c.)

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	183,487	-	58,592
With specified maturity				
* Past due				
Until 12-31-03	-	962	8,418	-
From 01-01-04 to 03-31-04	-	139	-	-
From 04-01-04 to 06-30-04	-	534	-	-
From 07-01-04 to 09-30-04	-	7,169	-	-
From 10-01-04 to 12-31-04	-	17,989	-	-
Total past due	-	26,793	8,418	-
* Non-due:				
From 01-01-05 to 03-31-05	325,777	166,304	40,432	126,130
From 04-01-05 to 06-30-05	-	69,247	36,884	230
From 07-01-05 to 09-30-05	-	1,079	31,325	297
From 10-01-05 to 12-31-05	-	3,627	31,329	241
During 2006	-	9,671	128,561	1,055
During 2007	-	3,448	142,391	1,178
During 2008	-	2,341	279,830	1,315
During 2009	-	2,099	349,336	2,758
From 2010 onwards	-	7,065	1,672,682	4,806
Total non-due	325,777	264,881	2,712,770	138,010
Total with specific maturity	325,777	291,674	2,721,188	138,010
Total	325,777	475,161	2,721,188	196,602

(1) Includes mutual funds and bank accounts. Such investments bear floating interest rates.

(2) Includes trade receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 20,273 which bear interests at 5.52% semi annually rate. From the total credits without specific maturity, Ps. 3,135 correspond to current assets and Ps. 180,352 to non current assets.

(3) Past due financial loans corresponds to existing debt obligations that were not exchanged for new debt obligations as it is mentioned in Note 6.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. Other liabilities without specified maturity correspond to current liabilities.